Filed Pursuant to Rule 424(b)(3)
Registration No. 333-297601

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Passage Bio, Inc.,
Passage Bio, Inc., a Delaware corporation (“Passage Bio”), and Remix Therapeutics, Inc., a Delaware corporation (“Remix”) have entered into an Amended and Restated Agreement and Plan of Merger, dated September 2, 2026, and further amended on October 5, 2026 (the “Merger Agreement” or the “Amended and Restated Merger Agreement”), pursuant to which, among other matters, Peregrine Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Passage Bio (“Merger Sub”), will merge with and into Remix, with Remix surviving as a wholly owned subsidiary of Passage Bio (the “First Merger”), and immediately following thereof, Remix will merge with and into Peregrine Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Passage Bio (“Merger Sub II”), with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio ( the “Second Merger” and, together with the First Merger, the “Mergers”). In connection with the Mergers, Passage Bio will change its name to Remix Therapeutics, Inc. (together with its subsidiaries following the Mergers, the “combined company”). The Amended and Restated Merger Agreement amended and restated the Agreement and Plan of Merger entered into by Passage Bio, Merger Sub and Remix on June 24, 2026 (the “Original Merger Agreement”).
At the effective time of the First Merger (the “Initial Effective Time”), (a) each outstanding share of Remix common stock, par value $0.0001 per share (“Remix Common Stock”), and each share of Remix preferred stock, par value $0.0001 per share (“Remix Preferred Stock” and, together with the Remix Common Stock, “Remix Capital Stock”) (excluding shares held by Remix stockholders who have exercised and perfected appraisal rights, shares of Remix Capital Stock held as treasury stock by Remix or held or owned by Passage Bio, Merger Sub, Merger Sub II or any subsidiary of Passage Bio or Remix, and any shares described in the following clause (b)) will be converted into the right to receive approximately 0.1727 shares of common stock of Passage Bio, par value $0.0001 per share (“Passage Bio Common Stock”), based on an assumed exchange ratio of 0.1727 (the “Merger Exchange Ratio”), which is further subject to certain adjustments as described below, and (b) each share of Remix Common Stock issued in the Concurrent Financing (as defined and described in more detail below) will be converted into the right to receive a number of shares of Passage Bio Common Stock calculated in accordance with the exchange ratio formula set forth in the Merger Agreement (the “Concurrent Financing Exchange Ratio”), which is assumed to be 0.1728 and is subject to the same assumptions as the Merger Exchange Ratio described above and below. Passage Bio will assume outstanding and unexercised options to purchase shares of Remix Common Stock, and in connection with the First Merger such options will be converted into options to purchase shares of Passage Bio Common Stock based on the Merger Exchange Ratio.
At the effective time of the Second Merger (the “Effective Time”), each share of common stock of Remix, as the surviving corporation of the First Merger, will automatically be cancelled and extinguished without any conversion thereof consideration paid therefor.
Each share of Passage Bio Common Stock issued and outstanding at the time of the First Merger will remain issued and outstanding, and will be unaffected by the Mergers but subject to the proposed reverse stock split of Passage Bio’s issued and outstanding common stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix. In addition, on September 2, 2026, Remix entered into an amended and restated subscription agreement with certain investors (the “Subscription Agreement”), pursuant to which Remix has agreed to sell, and such investors have agreed to purchase, shares of Remix Common Stock and Remix pre-funded warrants for an aggregate purchase price of approximately $70.0 million, immediately prior to the Effective Time of the First Merger. The Subscription Agreement amended and restated the original subscription agreement entered into by Remix and certain investors on June 24, 2026 (the “Original Subscription Agreement”), pursuant to which Remix had agreed to sell, and such investors had agreed to purchase, Remix Common Stock for an aggregate purchase price of approximately $70 million.
The transactions contemplated by the Subscription Agreement, together with the issuance by Remix of approximately $30.0 million of convertible promissory notes pursuant to a convertible promissory note purchase agreement (the “Remix Note Purchase Agreement (2026)”), comprises the concurrent financing (such transactions, collectively, the “Concurrent Financing”), which is expected to result in aggregate gross proceeds of approximately $100.0 million. The closing of the portion of the Concurrent Financing contemplated by the Subscription Agreement is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Mergers (the “Closing”) as well as certain other conditions. The Concurrent Financing is more fully described in the section titled “Questions and Answers—What is the Concurrent Financing?” and “Agreements Related to the Mergers—Subscription Agreement and Registration Rights Agreement.”

Under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Passage Bio Common Stock expected to be issued in connection with the First Merger, pre-closing equityholders of Remix (other than investors in the Concurrent Financing) are expected to own approximately 65% of the combined company, pre-closing equityholders of Passage Bio are expected to own approximately 6% of the combined company and the investors in the Concurrent Financing are expected to own approximately 29% of the combined company (assuming proceeds from the Concurrent Financing of approximately $100.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Passage Bio of approximately $20.0 million (assuming Passage Bio has net cash (“Passage Bio Net Cash”) of $5.0 million as of the Closing), (ii) an equity value for Remix of $226.0 million, and (iii) the relative capitalization of Passage Bio and Remix. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio”), including the amount of the final Passage Bio Net Cash at the Closing. As of the date of this prospectus, we currently anticipate the Passage Bio Net Cash at the Closing to be approximately $10.9 million.
Shares of Passage Bio Common Stock are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PASG.” Remix will file an initial listing application for the combined company with Nasdaq. After completion of the Mergers, Passage Bio will be renamed “Remix Therapeutics, Inc.”, and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “RMTX.” On October 8, 2026, the last practicable date before the date of this proxy statement/prospectus, the closing sale price of Passage Bio Common Stock was $3.73 per share.
Passage Bio stockholders are cordially invited to attend a special meeting of Passage Bio stockholders (the “Passage Bio special meeting”). The Passage Bio special meeting is being held on November 5, 2026 unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Mergers and related matters. The Passage Bio special meeting will be held entirely online. Passage Bio stockholders will be able to attend and participate in the Passage Bio special meeting at www.virtualshareholdermeeting.com/PASG2026SM where they will be able to listen to the meeting live, submit questions and vote.
After careful consideration, each of Passage Bio’s board of directors (the “Passage Bio Board”) and Remix’s board of directors (the “Remix Board”) have approved the Merger Agreement and the Contemplated Transactions (as defined below) and have determined that it is advisable to consummate the Mergers. The Passage Bio Board has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.
At the Passage Bio special meeting, Passage Bio will ask its stockholders to:
1.
Approve the issuance of shares of Passage Bio Common Stock to the securityholders of Remix, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (a) represent more than 20% of the shares of Passage Bio Common Stock outstanding immediately prior to the First Merger and (b) result in the change of control of Passage Bio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.
Approve an amendment to Passage Bio’s amended and restated certificate of incorporation to effect, prior to the Effective Time, a reverse stock split of Passage Bio’s issued and outstanding common stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix, in the form attached as Annex I to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.
Approve the amendment and restatement of Passage Bio’s amended and restated certificate of incorporation, effective as of the Effective Time, to (i) change the name of Passage Bio to “Remix Therapeutics, Inc.,” and (ii) make certain other changes, in the form attached as Annex J to the accompanying proxy statement/prospectus (the “Charter Proposal” or “Proposal No. 3”);

4.
Approve, on an advisory and non-binding basis, certain material amendments to Passage Bio’s amended and restated certificate of incorporation reflected in the Proposed Restated Charter, presented as separate subproposals (the “Governance Proposals” or “Proposal No. 4”);

5.
Approve the adoption of the Remix Therapeutics, Inc. 2026 Equity Incentive Plan in the form attached as Annex K to the accompanying proxy statement/prospectus (the “2026 Plan Proposal” or “Proposal No. 5”);

6.
Approve the adoption of the Remix Therapeutics, Inc. 2026 Employee Stock Purchase Plan in the form attached as Annex L to the accompanying proxy statement/prospectus (the “2026 ESPP Proposal” or “Proposal No. 6”);

7.
Approve on an advisory, non-binding basis certain compensation arrangements for Passage Bio’s named executive officers in connection with the Mergers (the “Merger Compensation Proposal” or “Proposal No. 7”);

8.
Approve an adjournment of the Passage Bio special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the Governance Proposals, the 2026 Plan Proposal, the 2026 ESPP Proposal and/or the Merger Compensation Proposal (the “Adjournment Proposal” or “Proposal No. 8”); and

9.	Transact such other business as may properly come before the stockholders at the Passage Bio special meeting or any adjournment or postponement thereof.
As described in the accompanying proxy statement/prospectus, certain Passage Bio stockholders who in the aggregate beneficially owned approximately 1% of the outstanding shares of Passage Bio Common Stock as of June 24, 2026, and certain Remix stockholders who in the aggregate beneficially owned approximately 60% of the outstanding shares of Remix Capital Stock as of September 2, 2026 (immediately following the consummation of the Exchange Agreement (as defined below) transactions), are parties to support agreements with Passage Bio and Remix, respectively, whereby such stockholders have agreed to vote (i) in the case of Passage Bio stockholders, in favor of the Mergers and the other transactions and actions contemplated by the Merger Agreement (collectively, the “Contemplated Transactions”), including (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Charter Proposal, and (d) the other transactions and actions contemplated by the Merger Agreement, including the Concurrent Financing (as defined in the Merger Agreement), and (ii) in the case of Remix stockholders, in favor of adopting the Merger Agreement and approving the Mergers and the other Contemplated Transactions, in each case, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part, and pursuant to the Merger Agreement, Remix shall seek to obtain approval for the Merger Agreement and the Contemplated Transactions from stockholders holding a sufficient number of shares of Remix Capital Stock to adopt and approve such matters.
More information about Passage Bio, Remix, the Merger Agreement and Contemplated Transactions, and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Passage Bio urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 23 OF THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS.
Passage Bio is excited about the opportunities the Mergers bring to Passage Bio’s stockholders and thanks you for your consideration and continued support.
/s/ William Chou, M.D.
William Chou, M.D.
President and Chief Executive Officer
Passage Bio, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated October 9, 2026, and is first being mailed to Passage Bio’s stockholders on or about October 9, 2026.

PASSAGE BIO, INC.
P.O. Box 7
Hopewell, New Jersey 08525

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To the stockholders of Passage Bio, Inc.:
On behalf of the Passage Bio Board, we are pleased to deliver this proxy statement/prospectus for the proposed Mergers between Passage Bio and Remix pursuant to which, among other matters, Merger Sub will merge with and into Remix, with Remix surviving as a wholly owned subsidiary of Passage Bio, and immediately following thereof, Remix will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio.
The Passage Bio special meeting will be held on November 5, 2026 unless postponed or adjourned to a later date. The Passage Bio special meeting will be held entirely online. You will be able to attend and participate in the Passage Bio special meeting at www.virtualshareholdermeeting.com/PASG2026SM. Upon entry of your control number and other required information, you will receive further instructions via email that provide you access to the Passage Bio special meeting and to vote and submit questions during the Passage Bio special meeting. The Passage Bio special meeting will be held for the following purposes, which are collectively referred to as the “Proposals”:
1.
To approve the issuance of shares of Passage Bio Common Stock to the securityholders of Remix, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (a) represent more than 20% of the shares of Passage Bio Common Stock outstanding immediately prior to the First Merger and (b) result in the change of control of Passage Bio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.
To approve an amendment to Passage Bio’s amended and restated certificate of incorporation to effect a reverse stock split of Passage Bio’s issued and outstanding common stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix, in the form attached as Annex I to the accompanying proxy statement/prospectus;

3.
To approve the amendment and restatement of Passage Bio’s amended and restated certificate of incorporation to (i) change the name of Passage Bio to “Remix Therapeutics, Inc.,” and (ii) make certain other changes, in the form attached as Annex J to the accompanying proxy statement/prospectus;

4.
To approve, on an advisory and non-binding basis, certain material amendments to Passage Bio’s certificate of incorporation reflected in the Proposed Restated Charter, presented as separate subproposals;

5.	To approve the adoption of the Remix Therapeutics, Inc. 2026 Equity Incentive Plan;
6.	To approve the adoption of the Remix Therapeutics, Inc. 2026 Employee Stock Purchase Plan;
7.	To approve on an advisory, non-binding basis certain compensation arrangements for Passage Bio’s named executive officers in connection with the Mergers;
8.
To approve an adjournment of the Passage Bio special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the Governance Proposals, the 2026 Plan Proposal, the 2026 ESPP Proposal and/or the Merger Compensation Proposal; and

9.	To transact such other business as may properly come before the stockholders at the Passage Bio special meeting or any adjournment or postponement thereof.
The Passage Bio Board has fixed September 30, 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Passage Bio special meeting and any adjournment or postponement thereof. Only holders of record of shares of Passage Bio Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Passage Bio special meeting. At the close of business on the record date, Passage Bio had 3,217,810 shares of Passage Bio Common Stock outstanding and entitled to vote.
Your vote is important. The affirmative vote of the holders of a majority of the voting power of all outstanding shares of Passage Bio Common Stock entitled to vote thereon is required for the approval of Proposal Nos. 2 and 3. The affirmative approval of a majority of the votes cast on the proposal by the holders of Passage Bio Common

Stock entitled to vote at the Passage Bio special meeting, assuming a quorum is present, is required for the approval of Proposal Nos. 1, 4, 5, 6, 7 and 8. Each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Mergers. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Mergers and the Concurrent Financing cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The issuance of Passage Bio Common Stock in connection with the First Merger and the change of control of Passage Bio resulting from the First Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by Passage Bio stockholders and the reverse stock split is effected, Passage Bio’s name is changed to “Remix Therapeutics, Inc.” and the First Merger is consummated. The approval of Proposal Nos. 4, 5, 6, 7 and 8 is not a condition to the completion of the Mergers.
Even if you plan to virtually attend the Passage Bio special meeting, Passage Bio requests that you sign and return the enclosed proxy or vote by mail, by phone or online to ensure that your shares will be represented at the Passage Bio special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the Passage Bio special meeting.
THE PASSAGE BIO BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF PASSAGE BIO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS THAT PASSAGE BIO STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.
The proxy statement/prospectus is available at www.virtualshareholdermeeting.com/PASG2026SM
By Order of the Passage Bio Board of Directors,
/s/ William Chou, M.D.
William Chou, M.D.
President and Chief Executive Officer
October 9, 2026

EXPLANATORY NOTE
The issuances of (i) all shares of Passage Bio Common Stock and all pre-funded warrants to purchase shares of Passage Bio Common Stock in exchange for shares of Remix Common Stock and pre-funded warrants to purchase shares of Remix Common Stock, respectively, including the shares of Remix Common Stock and the Remix pre-funded warrants to be issued in the Subscription Financing immediately prior to the Initial Effective Time, after giving effect to (A) the conversion of all outstanding shares of Remix preferred stock into shares of Remix Common Stock, (B) the conversion of the 2025 Convertible Notes and the associated warrants into shares of Remix Common Stock, and (C) the conversion of the 2026 Convertible Notes into shares of Remix Common Stock, (ii) shares of Passage Bio Common Stock issuable upon exercise of warrants issued in exchange for Remix warrants, and (iii) shares of Passage Bio Common Stock issuable upon exercise of options to purchase shares of Passage Bio Common Stock in exchange for options to purchase shares of Remix Common Stock outstanding under the Remix 2019 Plan, are intended to be covered by this registration statement on Form S-4 of which this proxy statement/prospectus is a part.
There is no difference between (i) the shares of Passage Bio Common Stock that will be issued in exchange for each share of Remix Common Stock, (ii) the shares of Passage Bio Common Stock that will be issuable upon the exercise of Passage Bio Warrants issued in exchange for Remix Warrants, (iii) the shares of Passage Bio Common Stock that will be issuable upon the exercise of options to purchase shares of Passage Bio Common Stock issued in exchange for Remix Options.

i

ii

iii

QUESTIONS AND ANSWERS
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.
The following section provides answers to frequently asked questions about the Mergers. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:	What are the Mergers?
A:
Passage Bio, Merger Sub, Merger Sub II, and Remix entered into the Merger Agreement on September 2, 2026. The Merger Agreement contains the terms and conditions of the proposed merger transaction among Passage Bio, Merger Sub, Merger Sub II, and Remix. Under the Merger Agreement, Merger Sub will merge with and into Remix, with Remix surviving as a wholly owned subsidiary of Passage Bio, and immediately following thereof, Remix will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio. These transactions are referred to as the Mergers.

Q:	Why are the two companies proposing to merge?
A:
Passage Bio and Remix believe that combining the two companies will result in a substantially capitalized, clinical-stage biotechnology company advancing a leading portfolio of RNA-processing and small-molecule therapeutics. For a more complete description of the reasons for the Mergers, please see the sections titled “The Merger—Passage Bio’s Reasons for the Mergers” and “The Mergers—Remix’s Reasons for the Mergers” of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?
A:	You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Passage Bio as of the record date. This document serves as:
•	a proxy statement of Passage Bio used to solicit proxies for the Passage Bio special meeting to vote on the matters set forth herein; and
•	a prospectus of Passage Bio used to offer shares of Passage Bio Common Stock in exchange for shares of Remix Capital Stock in the First Merger.
Q:	What is the Concurrent Financing?
A:
This proxy statement/prospectus collectively refers to the transactions contemplated by the Subscription Agreement and the Remix Note Purchase Agreement (2026) as the “Concurrent Financing.” The Concurrent Financing is expected to result in aggregate gross proceeds of approximately $100.0 million.

On September 2, 2026, Remix entered into the Subscription Agreement with certain accredited investors (the “Investors”), pursuant to which Remix agreed to sell, and the Investors agreed to purchase, immediately prior to the Initial Effective Time, shares of Remix Common Stock and Remix pre-funded warrants for an aggregate purchase price of approximately $70.0 million. On June 29, 2026, Remix issued approximately $30 million of convertible promissory notes pursuant to the Remix Note Purchase Agreement (2026).
Shares of Remix Common Stock and Remix pre-funded warrants issued pursuant to the Concurrent Financing will be or will have the right to be, respectively, converted into shares of Passage Bio Common Stock in accordance with the Concurrent Financing Exchange Ratio in the Merger Agreement. Remix and Passage Bio have also agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors at the closing of the Concurrent Financing.
Immediately after the Closing, under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, on a pro forma basis and based upon the number of shares of Passage Bio Common Stock expected to be issued in connection with the First Merger, the Investors are expected to own approximately 29% of the combined company, calculated on a fully diluted basis, using the treasury stock method and subject to certain assumptions (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio”).

Each party’s obligation to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction or the written waiver by each of the parties, at or prior to the Closing, of Remix having received, or receiving substantially simultaneously with the Closing, cash proceeds of not less than the Concurrent Investment Amount of $99,929,000 in connection with the Concurrent Financing (as described in more detail in the section titled “The Merger Agreement—Conditions to the Completion of the Merger”).
Q:	How many shares must be present to hold the Passage Bio special meeting?
A:
The presence of the holders of a majority of the shares of Passage Bio Common Stock entitled to vote, present in person or represented by proxy, at the Passage Bio special meeting is necessary to constitute a quorum at the meeting for the Proposals.

Q:	What proposals must be approved by Passage Bio stockholders in order for the Mergers to close?
A:	The following proposals must be approved by the Required Passage Bio Stockholder Vote (as defined in the Merger Agreement) at the Passage Bio special meeting in order for the Mergers to close:
•
Proposal No. 1—The Nasdaq Stock Issuance Proposal to approve the issuance of shares of Passage Bio Common Stock to the securityholders of Remix, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which will (a) represent more than 20% of the shares of Passage Bio Common Stock outstanding immediately prior to the First Merger and (b) result in the change of control of Passage Bio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

•
Proposal No. 2—The Reverse Stock Split Proposal to approve an amendment to Passage Bio’s amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding Passage Bio Common Stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix, in the form attached as Annex I to this proxy statement/prospectus; and

•
Proposal No. 3—The Charter Proposal to approve an amendment and restatement of Passage Bio’s amended and restated certificate of incorporation to (i) change the name of Passage Bio to “Remix Therapeutics, Inc.,” and (ii) make certain other changes, in the form attached as Annex J to this proxy statement/prospectus.

The approval of each of Proposal Nos. 1, 2 and 3 by Passage Bio's stockholders is a condition to the completion of the Merger.
Q:	What other proposals are to be voted on at the Passage Bio special meeting?
A:	At the Passage Bio special meeting, the holders of Passage Bio Common Stock will also be asked to consider the following proposals:
•	Proposal No. 4—The Governance Proposals to approve on a non-binding advisory basis, certain material amendments to the Passage Bio amended and restated certificate of incorporation.
•	Proposal No. 5—The 2026 Plan Proposal to approve the adoption of the Remix Therapeutics, Inc. 2026 Equity Incentive Plan.
•	Proposal No. 6—The 2026 ESPP Proposal to approve the adoption of the Remix Therapeutics, Inc. 2026 Employee Stock Purchase Plan.
•	Proposal No. 7—The Merger Compensation Proposal to approve on a non-binding advisory basis, certain compensation arrangements for Passage Bio’s named executive officers in connection with the Mergers.
•
Proposal No. 8—The Adjournment Proposal to approve an adjournment of the Passage Bio special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the Governance Proposals, the 2026 Plan Proposal, the 2026 ESPP Proposal and/or the Merger Compensation Proposal.

The approval of Proposal Nos. 4, 5, 6, 7 and 8 is not a condition to the Mergers.

As of the date of this proxy statement/prospectus, the Passage Bio Board does not know of any business to be presented at the Passage Bio special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Passage Bio special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Q:	What stockholder votes are required to approve the Proposals at the Passage Bio special meeting?
The affirmative vote of the holders of a majority of the voting power of all outstanding shares of Passage Bio Common Stock entitled to vote thereon is required for the approval of Proposal Nos. 2 and 3. The affirmative approval of a majority of the votes cast on the proposal by the holders of Passage Bio Common Stock entitled to vote at the Passage Bio special meeting, assuming a quorum is present, is required for the approval of Proposal Nos. 1, 4, 5, 6, 7 and 8. Each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Mergers.
Q:	Who will count the votes at the Passage Bio special Meeting?
A:	Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes.
Q:	What is an abstention and a broker non-vote, and how do they count for purposes of determining a quorum?
A:
An “abstention” represents a shareholder's affirmative choice to decline to vote on a proposal. Broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters. However, each proposal to be voted on at the Passage Bio special meeting is a non-routine matter and, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on any matters to be voted on at the Passage Bio special meeting.

Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Passage Bio special meeting. With respect to Proposal Nos. 1, 4, 5, 6, 7 and 8, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote. With respect to Proposal Nos. 2 and 3, which require the affirmative vote of a majority of all outstanding shares of Passage Bio Common Stock thereon, abstentions and broker non-votes will count as votes against such proposals.
As of September 30, 2026, the directors and executive officers of Passage Bio owned or controlled 13,072 outstanding shares of Passage Bio Common Stock entitled to vote at the Passage Bio special meeting. As of June 24, 2026, the Passage Bio stockholders that are party to a support agreement, including the directors and executive officers of Passage Bio, owned an aggregate number of shares of Passage Bio Common Stock representing approximately 1% of the outstanding shares of Passage Bio Common Stock. Each stockholder that entered into a Passage Bio support agreement has agreed to vote all shares of Passage Bio Common Stock owned by him, her or it as of the Record Date (i) in favor of approving the Mergers and the other transactions and actions contemplated by the Merger Agreement, including the Nasdaq Stock Issuance Proposal, Reverse Stock Split Proposal, Charter Proposal, and the Concurrent Financing (collectively, the “Contemplated Transactions”), (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Mergers and (iii) against any acquisition proposal involving a third party.
Q:	Who is entitled to vote?
A:
Only holders of record of Passage Bio Common Stock at the close of business on the record date of September 30, 2026, are entitled to notice of, and to vote at, the Passage Bio special meeting. At the close of business on the record date, there were 25 registered holders of record of Passage Bio Common Stock and there were 3,217,810 shares of Passage Bio Common Stock issued and outstanding. Each share of Passage Bio Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Q:	As a Passage Bio stockholder, how does the Passage Bio Board recommend that I vote?
A:	After careful consideration, the Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” each of the Proposals.

•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.
•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Reverse Stock Split Proposal.
•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Charter Proposal.
•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Governance Proposals.
•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the 2026 Plan Proposal.
•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the 2026 ESPP Proposal.
•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Merger Compensation Proposal.
•	The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Adjournment Proposal, if necessary.
Q:	What will Passage Bio securityholders receive in the Mergers?
A:
Passage Bio stockholders will continue to own and hold their existing shares of Passage Bio Common Stock. Each share of Passage Bio Common Stock issued and outstanding at the time of the Mergers will remain issued and outstanding, and will be unaffected by the Mergers but subject to the proposed reverse stock split of Passage Bio’s issued and outstanding common stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix.

Further, holders of Passage Bio Common Stock of record as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one Passage Bio CVR for each outstanding share of Passage Bio Common Stock held by such stockholder on such date, as described in more detail in the section titled “Agreements Related to the Mergers—Passage Bio Contingent Value Rights Agreement.”
The Merger Agreement provides that, prior to the Closing, Passage Bio will take all actions necessary to provide that (i) all Passage Bio Options will be fully vested and exercisable as of immediately prior to the Effective Time and will continue on the same terms and conditions in effect as of immediately prior to the Effective Time, and (ii) all Passage Bio Restricted Stock Unit Awards will be fully vested and settled in shares of Passage Bio Common Stock no later than the day immediately prior to the record date for the Pre-Closing Distribution (which is the distribution of the contingent value rights to Passage Bio stockholders).
For a more complete description of the treatment of Passage Bio securities in the Mergers, please see the sections titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio” and “Market Price and Dividend Information” of this proxy statement/prospectus.
Q:	What are Passage Bio contingent value rights?
A:
At the Effective Time, Passage Bio and a third party rights agent will enter into a Contingent Value Rights Agreement (the “Passage Bio CVR Agreement”), pursuant to which holders of record of Passage Bio Common Stock as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “Passage Bio CVR”) for each outstanding share of Passage Bio Common Stock held by such stockholder on such date.

Each Passage Bio CVR will represent the contractual right to receive payments from Passage Bio upon the actual receipt by Passage Bio or its subsidiaries of certain contingent proceeds derived from Passage Bio’s existing license arrangements with Gemma Biotherapeutics, Inc. relating to its GM1 and MLD programs, net of certain tax, transaction costs and certain other expenses. The Passage Bio CVR Agreement will terminate automatically upon the earlier of the payment of the contingent payments thereunder (if any) and (i) December 31, 2027 for the contingent payment in respect of the MLD program and (ii) July 31, 2028 for the contingent payment in respect of the GM1 program. During the applicable CVR Period, Passage Bio will, and will cause its subsidiaries to, use commercially reasonable efforts to collect the Legacy Asset Payments, to the extent payable to Passage Bio. The contingent payments under the Passage Bio CVR Agreement, if they become payable, will become payable to the rights agent for subsequent distribution to the holders of the Passage Bio CVRs. There can be no assurance that any holders of Passage Bio CVRs will receive payments with respect thereto. For more detail, see the section titled “Agreements Related to the Mergers—Passage Bio Contingent Value Rights Agreement.”
Q:	What will Remix securityholders receive in the Mergers?
A:
Remix stockholders will receive shares of Passage Bio Common Stock, and Remix optionholders’ outstanding and unexercised options to purchase shares of Remix Common Stock (a “Remix Option”) as of immediately prior to the Effective Time will be assumed by Passage Bio and will be converted into options to purchase shares of Passage Bio Common Stock, with appropriate adjustments to reflect the Merger Exchange Ratio, as determined in accordance with the Merger Agreement.

Under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Passage Bio Common Stock expected to be issued in connection with the First Merger and the Concurrent Financing, pre-Merger equityholders of Remix (other than investors in the Concurrent Financing) are expected to own approximately 65% of the combined company, pre-Mergers equityholders of Passage Bio are expected to own approximately 6% of the combined company and the investors in the Concurrent Financing are expected to own approximately 29% of the combined company (assuming proceeds from the Concurrent Financing of approximately $100.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Passage Bio of approximately $20.0 million (assuming Passage Bio Net Cash of $5.0 million as of the Closing), (ii) an equity value for Remix of $226.0 million, and (iii) the relative capitalization of Passage Bio and Remix. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio”), including the amount of the final Passage Bio Net Cash at the Closing. As of the date of this prospectus, we currently anticipate the Passage Bio Net Cash at closing to be approximately $10.9 million.
For a more complete description of the treatment of Remix Common Stock and Remix Options in the First Merger, please see the sections titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio” of this proxy statement/prospectus. For a description of the effect of the Concurrent Financing on Remix’s current securityholders, please see the sections titled “Agreements Related to the Mergers—Subscription Agreement” and “Agreements Related to the Mergers—Registration Rights Agreement” of this proxy statement/prospectus.
Q:	Will the common stock of the combined company trade on an exchange?
A:
At the Effective Time, Passage Bio will be renamed “Remix Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “RMTX”; however, the parties may waive the closing condition in the Merger Agreement that the common stock of the combined company be approved for listing on Nasdaq prior to the Closing. For a description of the effect of a waiver of the Nasdaq listing closing condition, please see the section titled “Risk Factors—Risks Related to the Combined Company” of this proxy statement/prospectus.

Q:	Who will be the directors of the combined company following the Mergers?
A:
The Merger Agreement provides that the parties will take all necessary action so that immediately after the Effective Time, the board of directors of the combined company comprises six members, with each member designated by Remix. Remix currently expects that immediately following the Effective Time, the combined company board of directors will consist of: Linda C. Bain, Scott Biller, Ph.D., Peter Colabuono, Maria Koehler, M.D., Ph.D., Michael Landsittel, Matthew R. Patterson, and Peter G. Smith, Ph.D. For a more complete discussion of the expected members of the combined company board of directors, please see the section titled “Management Following the Mergers” of this proxy statement/prospectus.

Q:	Who will be the executive officers of the combined company immediately following the Mergers?
A:
The Merger Agreement provides that the parties will take all necessary action so that immediately after the Effective Time, the persons designated by Remix are appointed to the positions of officers of the combined company. Remix currently expects that the following individuals will serve as the executive officers of the combined company following the Mergers:

NAME	TITLE
Peter G. Smith, Ph.D.	President and Chief Executive Officer
Heather Wasserman	Chief Operating Officer and Chief Business Officer
Charles Michaud, Jr.	Interim Chief Financial Officer (principal accounting and financial officer)
Mythili Koneru, M.D., Ph.D.	Chief Medical Officer
Dominic Reynolds, Ph.D.	Chief Scientific Officer
Nicole Sweeny	Chief Commercial Officer

Q:	What risks should I consider in deciding whether to vote in favor of the Mergers?
A:
You should carefully review the section titled “Risk Factors” of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Mergers, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Passage Bio and Remix, as independent companies, are subject.

Q:	When do you expect the Mergers to be consummated?
A:
The Mergers are expected to close in the fourth quarter of 2026, subject to the satisfaction of customary closing conditions, including, among others, approval by the stockholders of each company and the effectiveness of the registration statement. However, the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Mergers” of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the Mergers to holders of Passage Bio Common Stock?
A:
Passage Bio stockholders will not sell, exchange or dispose of any shares of Passage Bio Common Stock as a result of the Mergers. Thus, there will be no material U.S. federal income tax consequences to Passage Bio stockholders as a result of the Mergers.

Q:	What are the material U.S. federal income tax consequences of the issuance of the Passage Bio CVRs, including any distributions of Passage Bio Common Stock under the Passage Bio CVRs?
A:
Although the U.S. federal income tax treatment of the Passage Bio CVRs is uncertain and the matter is not free from doubt, Passage Bio intends to treat a holder’s receipt of the Passage Bio CVRs as not constituting a current distribution of property with respect to the holder’s existing shares of Passage Bio Common Stock for U.S. federal income tax purposes and future cash payments (if any) on the CVRs being reported as dividends to the extent of the combined company’s current and accumulated earnings and profits in the year(s) in which such payments are made. Please review the information in the section titled “Agreements Related to the Mergers—Passage Bio Contingent Value Rights Agreement” for a discussion of the material U.S. federal income tax consequences of the Passage Bio CVRs to holders of Passage Bio Common Stock.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to holders of Passage Bio Common Stock?
A:
A holder of Passage Bio Common Stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Passage Bio Common Stock, and subject to the discussion in the section titled “Proposal No. 2—The Reverse Stock Split Proposal.” Please review the information in the section titled “Proposal No. 2—The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of Passage Bio Common Stock.

Q:	What do I need to do now?
A:	Passage Bio urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Mergers affect you.
If you are a Passage Bio stockholder of record, as of the record date, you may provide your proxy instructions in one of four different ways:
•
You can vote using the proxy card; simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Passage Bio special meeting, Passage Bio will vote your shares in accordance with the proxy card.

•	You can vote by proxy over the internet by following the instructions provided on the proxy card.
•	You can vote by telephone by calling the toll-free number found on the proxy card.
•
You can attend the Passage Bio special meeting online and vote at www.virtualshareholdermeeting.com/PASG2026SM. Upon entry of your control number and other required information, you will receive further instructions via email that provide you access to the Passage Bio special meeting and information on how to vote and submit questions during the Passage Bio special meeting. Simply attending the Passage Bio special meeting will not, by itself, vote your shares or revoke your proxy.

We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.
If you hold your shares in “street name” (as described below), you may provide your proxy instructions by following the instructions on your vote instruction form provided by your broker, bank or other agent. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Passage Bio special meeting.
If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Passage Bio. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the Passage Bio special meeting, you may visit www.virtualshareholdermeeting.com/PASG2026SM, press the “Attend Meeting” button and follow the instructions. You may be instructed to obtain a legal proxy from your broker, bank, or other nominee and submit a copy in advance of the meeting. Further instructions will be provided to you via email.
Whether or not you plan to attend the Passage Bio special meeting, Passage Bio encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Passage Bio special meeting, you may still attend the Passage Bio special meeting and vote. In such case, your previously submitted proxy will be disregarded.
Q:	What does it mean if I receive more than one set of proxy materials?
A:
If you receive more than one set of proxy materials, your shares may be registered in more than one name or in different accounts. For example, if you hold your shares of Passage Bio Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive, or otherwise follow the voting instructions set forth in this proxy statement/prospectus, to ensure that you vote every share of Passage Bio Common Stock that you own.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?
A:
If you are a Passage Bio stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve each of the Proposals.

Q:	What if I return a proxy card or otherwise vote but do not make specific choices?
A:
If you are a Passage Bio stockholder of record and you return a signed and dated proxy card or otherwise submit a proxy without marking voting selections, your shares will be voted “FOR” the Nasdaq Stock Issuance Proposal, “FOR” the Reverse Stock Split Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the 2026 Plan Proposal, “FOR” the 2026 ESPP Proposal, “FOR” the Merger Compensation Proposal, and “FOR” the Adjournment Proposal, in accordance with the recommendations of the Passage Bio Board. If any other matter is properly presented at the Passage Bio special meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment. If you are a beneficial owner of shares held in “street name” and do not provide your broker, bank or other agent with voting instructions, please see the question “If my shares of Passage Bio Common Stock are held in “street name” by my broker, will my broker vote my shares for me?” below.

Q:	May I attend the Passage Bio special meeting and vote?
A:
Stockholders of record as of September 30, 2026 will be able to attend and participate in the Passage Bio special meeting online by accessing. To join the Passage Bio special meeting, you will need to have your control number which is included on your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee if you did not receive a control number. If your shares are held in “street name” you will also need to provide a legal proxy to vote during the meeting.

Q:	Who counts the votes?
A:
Broadridge Financial Solutions (“Broadridge”) has been engaged as Passage Bio’s inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Broadridge on behalf of all its clients.

Q:	Where can I find the voting results of the Passage Bio special meeting?
A:
Preliminary voting results are expected to be announced at the Passage Bio special meeting and may be set forth in a press release of Passage Bio after the Passage Bio special meeting. Final voting results for the Passage Bio special meeting are expected to be published in a Current Report on Form 8-K to be filed by Passage Bio with the SEC within four business days after the Passage Bio special meeting. If final voting results are not available within four business days after the Passage Bio special meeting, Passage Bio intends to file a Current Report on Form 8-K to publish the preliminary results and, within four business days after the final results are known, file an additional Current Report on Form 8-K to publish the final results.

Q:	If my shares of Passage Bio Common Stock are held in “street name” by my broker, will my broker vote my shares for me?
A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker or other agent are not voted with respect to a particular proposal because the broker or other agent does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients. Matters for which the broker does not have discretionary authority to vote are referred to as “non-routine” matters.

Passage Bio expects that Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8 will be considered to be “non-routine” matters, and thus a Passage Bio stockholder’s broker, bank or other agent may not vote shares on those Proposals in the absence of such holders’ voting instructions. To make sure that your vote is counted, you should instruct your broker or other agent to vote your shares, following the procedures provided by your broker.
Q:	What are broker non-votes and do they count for determining a quorum?
A:
Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients.

It is anticipated that all of the proposals currently scheduled for consideration at the Passage Bio special meeting will be considered “non-routine” matters, and a broker will lack the authority to vote shares at its discretion on such proposals. Consequently, Passage Bio expects that there will not be any broker non-votes at the Passage Bio special meeting.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Passage Bio special meeting. With respect to Proposal Nos. 1, 4, 5, 6, 7 and 8, broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote. With respect to Proposal Nos. 2 and 3, which require the affirmative vote of a majority of all outstanding shares of Passage Bio Common Stock entitled to vote thereon, broker non-votes will count as votes against such proposals.
Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?
A:
Passage Bio stockholders of record, unless such stockholder’s vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the Passage Bio special meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.
•	You can provide your proxy instructions via telephone at a later date.
•
You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Passage Bio’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by the corporate secretary prior to the taking of the vote at the special meeting. Such written notice of revocation or subsequent proxy card should be sent to Passage Bio’s Corporate Secretary at Passage Bio, Inc., P.O. Box 7, Hopewell, New Jersey 08525, Attention: Secretary.

•
You may attend the Passage Bio special meeting online and vote at www.virtualshareholdermeeting.com/PASG2026SM. Upon entry of your control number and other required information, you will receive further instructions via email that provide you access to the Passage Bio special meeting and information on how to vote and submit questions during the Passage Bio special meeting. Simply attending the Passage Bio special meeting will not, by itself, vote your shares or revoke your proxy.

All properly executed proxies that are not revoked will be voted at the Passage Bio special meeting and at any adjournments or postponements of the Passage Bio special meeting in accordance with the instructions contained in the proxy. If a holder of Passage Bio Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the Proposals in accordance with the recommendations of the Passage Bio Board.
If a Passage Bio stockholder who owns shares of Passage Bio Common Stock in “street name” has instructed a broker to vote its shares of Passage Bio Common Stock, the stockholder must follow directions received from its broker to change those instructions.
Q:	Who is soliciting and paying for this proxy solicitation?
A:
Passage Bio and Remix shall share equally the cost of (i) filing and printing of this proxy statement/prospectus and any amendments and supplements hereto and paid to the financial printer or the SEC and (ii) the proxy solicitation firm engaged in connection with the Passage Bio special meeting. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Passage Bio Common Stock for the forwarding of solicitation materials to the beneficial owners of Passage Bio Common Stock. Passage Bio will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Passage Bio has retained Alliance Advisors, LLC (“Alliance”) to assist it in soliciting proxies using the means referred to above. Passage Bio and Remix will pay the fees of Alliance, which Passage Bio expects to be approximately $12,500, plus reimbursement of reasonable and customary out-of-pocket expenses. In addition to solicitation by mail, the directors, officers, employees and agents of Passage Bio may solicit proxies from Passage Bio stockholders by personal interview, telephone, email, fax or otherwise.

Q:	Who can help answer my questions?
A:
If you are a Passage Bio stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Mergers or related matters, including the procedures for voting your shares, you should contact Passage Bio’s proxy solicitor, Alliance Advisors, LLC, at the following address, telephone number or email address:

Call Toll Free: 1-866-206-8530
Email: PASG@allianceadvisors.com

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Mergers and the proposals being considered at the Passage Bio special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 336 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.
The Companies
Passage Bio
Passage Bio is a clinical stage genetic medicines company that has historically focused on improving the lives of patients with neurodegenerative diseases through the development and advancement of cutting-edge, one-time therapies designed to target critical underlying pathologies in these conditions. As described elsewhere in this proxy statement/prospectus, Passage Bio has determined to wind down its gene therapy programs and, on June 24, 2026, entered into the Merger Agreement with Remix.
Remix
Remix is a clinical-stage biotechnology company developing novel small molecule therapies designed to reprogram RNA processing and address disease drivers at their origin. Remix’s REMaster™ technology platform leverages cutting-edge data science, biomolecular sciences and chemistry approaches to identify orally administered compounds that modulate gene expression. Remix’s innovative therapeutic approach led to the discovery of REM-422, an RNA processing modulator in oncology, now being evaluated in Phase 1/2 clinical studies to treat acute myeloid leukemia (“AML”), high-risk myelodysplastic syndrome (“HR-MDS”) and adenoid cystic carcinoma (“ACC”).
Remix’s principal executive offices are located at 100 Forge Road Suite 400, Watertown, MA 02472, and its telephone number is (781) 827-0901. Remix’s website address is www.remixtx.com. Remix’s website is included as an inactive textual reference and the information contained on, or that can be accessed through, Remix’s website is not a part of this proxy statement/prospectus.
Merger Sub
Merger Sub is a direct, wholly owned subsidiary of Passage Bio and was formed solely for the purpose of carrying out the First Merger. Merger Sub is a remote-only company. Accordingly, it does not maintain a headquarters. Its telephone number is (267) 866-0311.
Merger Sub II
Merger Sub II is a direct, wholly owned subsidiary of Passage Bio and was formed solely for the purpose of carrying out the Second Merger. Merger Sub II is a remote-only company. Accordingly, it does not maintain a headquarters. Its telephone number is (267) 866-0311.
The Mergers (see page 106)
On September 2, 2026, Passage Bio, Merger Sub, Merger Sub II, and Remix entered into the Merger Agreement. Subject to the terms and conditions in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Remix, with Remix surviving as a wholly owned subsidiary of Passage Bio (the “First Merger”), and immediately following thereof, Remix will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio (the “Second Merger”). These transactions are referred to as the Mergers.
The First Merger will become effective at the time the certificate of merger prepared by the Parties has been duly filed with and accepted by the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Passage Bio and Remix and specified in the certificate of merger in accordance with the DGCL, subject to the satisfaction or waiver of certain conditions to the closing, including, among other things, approval by Passage Bio’s stockholders of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal and the Charter Proposal.

The Second Merger will become effective at the time the certificate of merger prepared by the Parties for the Second Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Passage Bio and Remix and specified in the certificate of merger in accordance with the DGCL.
Under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Passage Bio Common Stock expected to be issued in connection with the Mergers, pre-Merger equityholders of Remix (other than investors in the Concurrent Financing) are expected to own approximately 65% of the combined company, pre-Merger equityholders of Passage Bio are expected to own approximately 6% of the combined company and the investors in the Concurrent Financing are expected to own approximately 29% (assuming proceeds from the Concurrent Financing of approximately $100.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Passage Bio of approximately $20.0 million (assuming Passage Bio Net Cash of $5.0 million as of the Closing), (ii) an equity value for Remix of $226.0 million, and (iii) the relative capitalization of Passage Bio and Remix. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio”), including the amount of the final Passage Bio Net Cash at the Closing. As of the date of this prospectus, we currently anticipate the Passage Bio Net Cash at closing to be approximately $10.9 million.
Passage Bio’s Reasons for the Mergers (see page 112)
After careful consideration, at a meeting of the Passage Bio Board on June 23, 2026, the Passage Bio Board unanimously (i) determined that the Merger Agreement and the Contemplated Transactions are fair to, advisable and in the best interests of Passage Bio and its stockholders, (ii) approved the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Passage Bio Common Stock pursuant to the Merger Agreement, and (iii) determined to recommend that the Passage Bio stockholders vote “FOR” the Proposals, including the Nasdaq Stock Issuance Proposal, at the Passage Bio special meeting.
For additional information, please see the section titled “The Merger—Passage Bio’s Reasons for the Mergers” of this proxy statement/prospectus.
Remix’s Reasons for the Mergers (see page 115)
After careful consideration, at a meeting of the Remix Board on June 23, 2026, the Remix Board unanimously (i) determined that the Contemplated Transactions were fair to, advisable and in the best interests of Remix and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Remix vote to adopt the Merger Agreement and thereby approve the Contemplated Transactions.
For a discussion of certain factors considered by the Remix Board in making such recommendation, please see the section titled “The Merger—Remix’s Reasons for the Mergers” of this proxy statement/prospectus.
Recommendation of the Passage Bio Board
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The Passage Bio Board has determined and believes that the issuance of shares of Passage Bio Common Stock pursuant to the Merger Agreement is fair to, advisable and in the best interests of Passage Bio and its stockholders and has approved such issuance. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

•
The Passage Bio Board has determined and believes that it is fair to, advisable and in the best interests of Passage Bio and its stockholders to approve the amendment to Passage Bio’s amended and restated certificate of incorporation to effect the reverse stock split, as described in this proxy statement/prospectus. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Reverse Stock Split Proposal.

•
The Passage Bio Board has determined and believes that it is fair to, advisable and in the best interests of Passage Bio and its stockholders to approve the amendment and restatement of Passage Bio’s amended and restated certificate of incorporation to (i) change its name to “Remix Therapeutics, Inc.”, and (ii) make certain other changes, as described in this proxy statement/prospectus. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Charter Proposal.

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The Passage Bio Board has determined and believes that it is fair to, advisable and in the best interests of Passage Bio and its stockholders to approve, on an advisory and non-binding basis, the material amendments to Passage Bio’s certificate of incorporation reflected in the Proposed Restated Charter, as described in this proxy statement/prospectus. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Governance Proposals.

•
The Passage Bio Board has determined and believes that it is fair to, advisable and in the best interests of Passage Bio and its stockholders to approve the adoption of the Remix Therapeutics, Inc. 2026 Equity Incentive Plan, as described in this proxy statement/prospectus. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the 2026 Plan Proposal.

•
The Passage Bio Board has determined and believes that it is fair to, advisable and in the best interests of Passage Bio and its stockholders to approve the adoption of the Remix Therapeutics, Inc. 2026 Employee Stock Purchase Plan, as described in this proxy statement/prospectus. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the 2026 ESPP Proposal.

•
The Passage Bio Board has determined and believes that it is fair to, advisable and in the best interests of Passage Bio and its stockholders to approve on a non-binding advisory basis, certain compensation arrangements for Passage Bio’s named executive officers in connection with the Mergers, as described in this proxy statement/prospectus. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Merger Compensation Proposal.

•
The Passage Bio Board has determined and believes that adjourning the Passage Bio special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the Governance Proposals, the 2026 Plan Proposal, the 2026 ESPP Proposal and/or the Merger Compensation Proposal is fair to, advisable and in the best interests of Passage Bio and its stockholders and has approved and adopted the proposal. The Passage Bio Board unanimously recommends that Passage Bio stockholders vote “FOR” the Adjournment Proposal, if necessary.

Interests of Passage Bio’s Directors and Executive Officers in the Mergers (see page 127)
In considering the recommendation of the Passage Bio Board with respect to issuing shares of Passage Bio Common Stock in the Mergers and other matters to be acted upon by the Passage Bio stockholders at the Passage Bio special meeting, the Passage Bio stockholders should be aware that Passage Bio’s directors and executive officers have interests in the Mergers that are different from, or in addition to, the interests of Passage Bio stockholders generally. These interests include the following:
•	Under the Merger Agreement, Passage Bio’s directors and executive officers are entitled to continued indemnification, expense advancements and insurance coverage.
•
In connection with the Mergers, each outstanding and unvested option to purchase shares of Passage Bio Common Stock (a “Passage Bio Option”) will be accelerated in full, effective as of immediately prior to the Effective Time; following the Closing, each unexpired and unexercised Passage Bio Option will continue on the same terms and conditions in effect as of immediately prior to the Effective Time. The vesting of each outstanding and unvested restricted stock unit award covering shares of Passage Bio Common Stock (a “Passage Bio Restricted Stock Unit Award”) will be accelerated in full effective no later than the day immediately prior to the record date for the Pre-Closing Distribution (which is the distribution of the contingent value rights to Passage Bio stockholders), and each such award will be settled in shares of Passage Bio Common Stock (net of applicable tax withholding).

•
In connection with the Mergers, Passage Bio’s executive officers may receive an extension of the post-termination exercise period of their Passage Bio Options, subject to their agreement to certain conditions.

•
Passage Bio’s executive officers are expected to have their employment terminated at the closing of the Mergers, and to receive the severance benefits set forth in their employment agreements in connection with such termination.

These interests are discussed in more detail in the section titled “The Mergers—Interests of Passage Bio’s Directors and Executive Officers in the Mergers” of this proxy statement/prospectus. The Passage Bio Board was aware of these potential conflicts of interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Mergers, and to recommend that the Passage Bio stockholders approve the proposals to be presented to the Passage Bio stockholders for consideration at the Passage Bio special meeting as contemplated by this proxy statement/prospectus.
Interests of Remix’s Directors and Executive Officers in the Mergers (see page 131)
In considering the recommendation of the Remix Board with respect to approving the Mergers, stockholders should be aware that certain of Remix’s directors and executive officers have interests in the Mergers that are different from, or in addition to, the interests of Remix stockholders generally.
As described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Mergers,” seven of Remix’s directors and all of Remix’s executive officers are expected to become the directors and executive officers, respectively, of the combined company upon the Closing, in connection with which the executive officers may enter into employment agreements comparable to those of applicable executive officers of a publicly traded company. Following completion of the Mergers, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing, and which will be designed to enable the combined company to attract and retain, on a long-term basis, highly qualified non-employee directors.
These interests are discussed in more detail in the section titled “The Mergers—Interests of Remix’s Directors and Executive Officers in the Mergers” of this proxy statement/prospectus. The Remix Board was aware of these potential conflicts of interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Mergers, and to recommend that the Remix stockholders approve the Mergers as contemplated by this proxy statement/prospectus.
Opinion of Redwood Valuation Partners, LLC (see page 120)
Passage Bio retained Redwood Valuation Partners, LLC (“Redwood”) as a financial advisor to deliver an opinion in respect of the fairness of the Merger Consideration in connection with the Mergers. The Passage Bio Board selected Redwood to act as Passage Bio’s financial advisor to deliver such opinion based on Redwood’s qualifications, reputation and experience. Redwood is a valuation firm that has substantial experience in financial analyses relating to transactions similar to this transaction.
On June 23, 2026, Redwood delivered to the Passage Bio Board its written opinion that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Redwood in preparing its opinion, the Merger Consideration to be paid by Passage Bio pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Passage Bio. The full text of the written opinion of Redwood, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Redwood in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.
Redwood provided its financial advisory services and opinion for the information and assistance of the Passage Bio Board (in its capacity as such and not in any other capacity) in connection with and for purposes of the Passage Bio Board’s consideration of the Mergers and the opinion of Redwood addressed only the fairness, from a financial point of view, as of the date thereof, to Passage Bio of the Merger Consideration to be paid by Passage Bio pursuant to the terms of the Merger Agreement. The opinion of Redwood did not address any other term or aspect of the Merger Agreement or the Mergers and did not and does not constitute a recommendation to any stockholder of Passage Bio or Remix as to whether or how such holder should vote with respect to the Mergers or the Proposals or otherwise act with respect to the Mergers or any other matter.
The full text of the written opinion of Redwood should be read carefully in its entirety for a description of the assumptions made and qualifications and limitations upon the review undertaken by Redwood in preparing its opinion.
The Merger Agreement
Merger Consideration and Merger Exchange Ratio (see page 139)
At the Initial Effective Time, each outstanding share of Remix Capital Stock (excluding shares held by stockholders who have exercised and perfected appraisal rights, shares held as treasury stock by Remix or held or owned by Passage Bio, Merger Sub, Merger Sub II or any subsidiary of Passage Bio or Remix, and shares issued in the

Concurrent Financing) will be converted into the right to receive a number of shares of Passage Bio Common Stock equal to the Merger Exchange Ratio. Additionally, shares of Remix Capital Stock issued in the Concurrent Financing will be converted solely into the right to receive a number of shares of Passage Bio Common Stock equal to the Concurrent Financing Exchange Ratio, which is calculated by multiplying the total amount of Concurrent Financing Merger Shares (as defined below) by the percentage of the proceeds resulting from the Concurrent Financing (“Concurrent Financing Proceeds”) (as defined below) represented by the applicable stockholder’s investment in the Concurrent Financing, as set forth on the Allocation Certificate (as defined in the Merger Agreement).
No fractional shares of Passage Bio Common Stock will be issued in connection with the Mergers, and any holder of Remix Capital Stock who would otherwise be entitled to receive a fraction of a share of Passage Bio Common Stock (after aggregating all fractional shares of Passage Bio Common Stock issuable to such holder) will not receive any fraction of a share, and the number of shares of Passage Bio Common Stock issued to such holder will be rounded down to the nearest whole share, with no cash being paid for any fractional share eliminated by such rounding.
Based on an assumed Merger Exchange Ratio of 0.1727, which assumes (i) a valuation of Passage Bio of approximately $20.0 million (assuming Passage Bio Net Cash at the Closing of $5.0 million), (ii) a fixed valuation of Remix of $226.0 million, (iii) the relative capitalization of Passage Bio and Remix, and (iv) proceeds from the Concurrent Financing of approximately $100.0 million, Passage Bio expects that it will issue approximately 26,796,170 shares of Passage Bio Common Stock and pre-funded warrants in the Mergers, excluding the Concurrent Financing and any shares that may be subsequently issued in connection with the exercise of the stock options of Remix that will be assumed by Passage Bio and become options to purchase shares of Passage Bio Common Stock (“Remix Options”) and assuming no stockholders of Remix exercise and perfect their appraisal rights.
The Merger Exchange Ratio and Concurrent Financing Exchange Ratio Formulas pursuant to which shares of Remix Capital Stock will be converted into shares of Passage Bio Common Stock is derived based on (i) a Remix fixed valuation of $226.0 million and (ii) an initial Passage Bio valuation of approximately $20.0 million, subject to certain adjustments based on Passage Bio Net Cash at the Closing. The Passage Bio valuation used to determine the Merger Exchange Ratio will be decreased on a dollar-for-dollar basis to reflect the amount by which $5.0 million exceeds Passage Bio Net Cash if Passage Bio Net Cash is less than $4.5 million, and will be increased on a dollar-for-dollar basis to reflect the amount by which Passage Bio Net Cash exceeds $5.0 million if Passage Bio Net Cash is greater than $5.5 million. As of the date of this prospectus, we currently anticipate the Passage Bio Net Cash at closing to be approximately $10.9 million.
Immediately after the Closing, under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, on a pro forma basis and based upon the number of shares of Passage Bio Common Stock expected to be issued in connection with the Mergers, the pre-Merger equityholders of Remix (other than holders of shares issued in connection with the Concurrent Financing) are expected to own approximately 65% of the combined company, the pre-Merger equityholders of Passage Bio are expected to own approximately 6% of the combined company, and the holders of shares issued in connection with the Concurrent Financing are expected to own approximately 29% of the combined company (assuming proceeds from the Concurrent Financing of $100.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Passage Bio of approximately $20.0 million (assuming Passage Bio Net Cash of $5.0 million as of the Closing), (ii) a fixed valuation for Remix of $226.0 million and (iii) the relative capitalization of Passage Bio and Remix. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments. The Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas assume an implied value of the combined company of approximately $346 million, subject to certain adjustments.
For more information about the Merger Consideration and Merger Exchange Ratio, see the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio” of this proxy statement/prospectus.
Treatment of Passage Bio Equity Awards (see page 128)
The Merger Agreement provides that, prior to the Closing, Passage Bio will take all actions necessary to provide that (i) all then-outstanding Passage Bio Options will be fully vested and exercisable as of immediately prior to the Effective Time and will continue on the same terms and conditions in effect as of immediately prior to the Effective Time, and (ii) all the then-outstanding Passage Bio Restricted Stock Unit Awards will be fully vested and settled in shares of Passage Bio Common Stock no later than the day immediately prior to the record date for the Pre-Closing Distribution (which is the distribution of the contingent value rights to Passage Bio stockholders).

Treatment of Remix Options (see page 132)
Under the terms of the Merger Agreement, each Remix Option that is outstanding and unexercised immediately prior to the Effective Time under the Remix 2019 Stock Plan (the “Remix 2019 Plan”), whether or not vested, will be converted into and become an option to purchase shares of Passage Bio Common Stock at the Effective Time. Passage Bio will assume the Remix 2019 Plan and all such Remix Options in accordance with the terms of the Remix 2019 Plan and the terms of the stock option agreement by which such Remix Option is evidenced.
Conditions to the Completion of the Mergers (see page 156)
The obligations of Passage Bio and Remix to consummate the Mergers are subject to the satisfaction or waiver, on or prior to the Effective Time, of the conditions set forth in the section titled “The Merger Agreement—Conditions to the Completion of the Mergers” below.
Non-Solicitation (see page 148)
Capitalized terms in this section are as defined in the section titled “The Merger Agreement—Non-Solicitation.”
Passage Bio and its respective representatives are prohibited by the terms of the Merger Agreement from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Passage Bio or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.
Notwithstanding the foregoing, subject to compliance with the non-solicitation obligations set forth in the Merger Agreement, and prior to obtaining the Required Passage Bio Stockholder Vote, Passage Bio and its subsidiaries may furnish non-public information regarding Passage Bio to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Passage Bio Board has determined in good faith, after consultation with Passage Bio’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Passage Bio, any of its subsidiaries or any of their respective representatives shall have breached the applicable non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Passage Bio Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Passage Bio Board under applicable law; (C) Passage Bio receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Passage Bio as those contained in the Mutual Confidential Disclosure Agreement, dated as of April 29, 2026, by and between Passage Bio and Remix (the “Confidentiality Agreement”); and (D) substantially contemporaneously with furnishing any such non-public information to such person, Passage Bio gives Remix notice of Passage Bio’s intention to furnish nonpublic information to, or enter into discussions with, such person and furnishes such non-public information to Remix (to the extent such information has not been previously furnished by Passage Bio to Remix).
Remix and its subsidiaries and their respective representatives are prohibited by the terms of the Merger Agreement from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Remix or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly proposing to do any of the foregoing.
Notwithstanding the foregoing, subject to compliance with the non-solicitation obligations set forth in the Merger Agreement, and prior to obtaining the Required Remix Stockholder Vote (as defined in the Merger Agreement),

Remix and its subsidiaries may furnish non-public information regarding Remix or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by any person, which the Remix Board has determined in good faith, after consultation with Remix’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer if: (A) none of Remix, any of its subsidiaries or any of their respective representatives shall have breached the applicable non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Remix Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Remix Board under applicable law; (C) Remix gives Passage prior written notice of Remix’s intention to furnish non-public information to, or enter into discussions with, such person; (D) Remix receives from such person an executed Acceptable Confidentiality Agreement (which need not contain standstill, non-solicitation or no-hire provisions); and (E) substantially concurrently with furnishing any such non-public information to such person, Remix furnishes such non-public information to Passage (to the extent such information has not been previously furnished by Remix to Passage). For the avoidance of doubt, Remix may engage in ordinary-course business development activities, including responding to inquiries from, or furnishing information to, third parties with respect to Remix or its business, in each case without complying with the foregoing non-solicitation restrictions.
Termination and Termination Fees (see page 158)
Each of Remix or Passage Bio may terminate the Merger Agreement under certain circumstances, which would prevent the Mergers from being consummated.
If the Merger Agreement is terminated under certain circumstances, Passage Bio will be required to pay Remix a termination fee of approximately $1.5 million and if the Merger Agreement is terminated under certain other circumstances, Remix may be required to pay Passage Bio a termination fee of up to $17.5 million.
Support Agreements (see page 161)
Certain stockholders of Remix, who as of June 24, 2026 held approximately 93% of the outstanding shares of Remix Capital Stock, entered into support agreements with Passage Bio, pursuant to which such stockholders agreed, solely in their capacities as Remix stockholders, to vote all of their shares of Remix Capital Stock in favor of (i) the adoption of the Merger Agreement and the approval of the Mergers and the other Contemplated Transactions, (ii) the conversion of each share of Remix preferred stock into shares of Remix common stock immediately prior to, and contingent upon, the Closing, and (iii) the other Remix Stockholder Matters (as defined in the Merger Agreement), and against any competing acquisition proposal or any other action that would reasonably be expected to impede or adversely affect the Mergers. In addition, such stockholders agreed not to transfer their shares of Remix Capital Stock, subject to certain exceptions, until the earlier of the termination of the Merger Agreement and the completion of the Mergers.
Certain stockholders of Passage Bio, who as of June 24, 2026 held approximately 1% of the outstanding shares of Passage Bio Common Stock, entered into support agreements with Remix, pursuant to which such stockholders agreed, solely in their capacities as Passage Bio stockholders, to vote all of their shares of Passage Bio Common Stock in favor of (i) the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Passage Bio Common Stock to Remix stockholders in the Mergers, (ii) an amendment to Passage Bio’s certificate of incorporation to effect the Reverse Stock Split and (iii) the other Passage Bio Stockholder Matters (as defined in the Merger Agreement), and against any competing acquisition proposal or any other action that would reasonably be expected to impede or adversely affect the Mergers. In addition, such stockholders agreed not to transfer their shares of Passage Bio Common Stock, subject to certain exceptions, until the earlier of the termination of the Merger Agreement and the completion of the Mergers.
Lock-Up Agreements (see page 162)
Certain of Remix’s executive officers, directors and stockholders, who as of June 24, 2026 collectively owned approximately 99% of the outstanding shares of Remix Capital Stock, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Passage Bio Common Stock beneficially held by them, including, as applicable, shares received in the Mergers and shares issuable upon the exercise of options, warrants or convertible securities, until 180 days after the Closing. In addition, certain of Passage Bio’s officers, who as of June 24, 2026 collectively owned approximately 0.34% of the outstanding shares of Passage Bio Common Stock, have entered into lock-up agreements on substantially the same terms with respect to the shares of Passage Bio Common Stock beneficially held by them.
Subscription Agreement and Registration Rights Agreement (see page 163)
On September 2, 2026, concurrently with the execution and delivery of the amended and restated Merger Agreement, Remix entered into an amended and restated subscription agreement (as amended, the “Subscription Agreement” or the ‘‘Amended and Restated Subscription Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Investors agreed to purchase shares of Remix Common Stock and Remix pre-funded warrants for aggregate gross proceeds of approximately $70.0 million. The Subscription Agreement, together with the issuance by Remix of approximately $30.0 million of convertible promissory notes pursuant to the Remix Note Purchase Agreement (2026), comprises the Concurrent Financing (the “Concurrent Financing”), which is expected to result in aggregate gross proceeds of approximately $100.0 million. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of the conditions to the Mergers, as well as certain other conditions. The shares of Remix Common Stock issued in the Concurrent Financing will convert into shares of Passage Bio Common Stock in the First Merger and, immediately following the Mergers, are expected to represent approximately 29% of the outstanding shares of the combined company. The Remix pre-funded warrants to be issued in the Concurrent Financing will convert into the right to receive shares of Passage Bio Common Stock in the First Merger. The Amended and Restated Subscription Agreement amended and restated the original subscription agreement entered into by Remix and the Investors on June 24, 2026 (the “Original Subscription Agreement”).
At the closing of the Concurrent Financing, Remix, Passage Bio and the Investors will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the combined company will agree to prepare and file with the SEC a registration statement to register for resale the shares of Passage Bio Common Stock issued and the shares of Passage Bio Common Stock issuable under pre-funded warrants to the Investors in connection with the Concurrent Financing, to use commercially reasonable efforts to cause such registration statement to be declared effective no later than the 90th calendar day following the Effective Time (or, in the event of a full review by the SEC, a later date specified in the Registration Rights Agreement) and to keep such registration statement continuously effective until the shares covered thereby may be sold without restriction under Rule 144 or otherwise cease to be registrable securities. For a more complete description of these agreements, see the sections titled “Agreements Related to the Mergers—The Concurrent Financing” and “Agreements Related to the Mergers—Registration Rights Agreement.”
Passage Bio Contingent Value Rights Agreement (see page 163)
As provided in the Merger Agreement, Passage Bio will declare a distribution to the holders of record of Passage Bio Common Stock, determined as of the close of business on the last business day prior to the day on which the Effective Time occurs, of the right to receive one CVR for each outstanding share of Passage Bio Common Stock held by such holder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Passage Bio upon the occurrence of certain events. The CVRs will be governed by the terms of the CVR Agreement, which will be entered into at or prior to the Effective Time by Passage Bio and Computershare Trust Company, N.A., as the Rights Agent.
Pursuant to the CVR Agreement, each CVR holder will be entitled to certain contingent cash payments, which are payable by Passage Bio to the Rights Agent for subsequent distribution to the CVR holders (such payments, the “CVR Payments”), of the CVR Proceeds. The “CVR Proceeds” will equal the net amount, calculated in accordance with GAAP consistently applied, of (i) 80% of the cash proceeds received by Passage Bio or its subsidiaries from Gemma Biotherapeutics, Inc. (“Gemma”) in respect of the product purchase fee under Passage Bio’s exclusive license agreement with Gemma relating to its GM1 program (the “Gemma Sublicense (GM1)”), to the extent received prior to July 31, 2028 (the “GM1 CVR Period”), and (ii) 100% of the cash proceeds received by Passage Bio or its subsidiaries from Gemma in respect of the upfront fees under Passage Bio’s exclusive license agreement with Gemma relating to its MLD program (the “Gemma Sublicense (MLD)” and, together with the Gemma Sublicense (GM1), the “Gemma Sublicenses”), to the extent received prior to December 31, 2027 (the “MLD CVR Period”), in each case less certain permitted deductions (the “Permitted Deductions”), including applicable taxes on such proceeds, reasonable and documented out-of-pocket costs and expenses incurred by Passage Bio or its subsidiaries in performing the CVR Agreement and the Gemma Sublicenses (including the costs of storing and maintaining MLD product supply materials) and the costs of collecting such proceeds. The cash proceeds described in clauses (i) and (ii) are referred to, collectively, as the “Legacy Asset Payments,” and each of the GM1 CVR Period and the MLD CVR Period is referred to as a “CVR Period.”
The CVR Payments, if any, will become payable only if and when the applicable Legacy Asset Payments are actually received during the applicable CVR Period. If no such proceeds are received during the applicable CVR Period, the CVR holders will not receive any payment under the CVR Agreement, and the CVRs will expire without any consideration or compensation therefor. There can be no assurance that the CVR holders will receive any CVR Payments.
The CVRs are not transferable, except in the limited circumstances specified in the CVR Agreement, will not be evidenced by any certificate or other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights, will not accrue interest on any amounts that may become payable in respect of the CVRs and will not represent any equity or ownership interest in Passage Bio or any of its subsidiaries. Passage Bio’s obligation to make any CVR Payment, if one becomes due, is neither secured nor guaranteed by Passage Bio or any of its subsidiaries.
Management Following the Mergers (see page 289)
Effective as of the Closing, the combined company’s executive officers are expected to be the individuals designated by Remix, including:

NAME	TITLE
Peter G. Smith, Ph.D.	President and Chief Executive Officer
Heather Wasserman	Chief Operating Officer and Chief Business Officer
Charles Michaud, Jr.	Interim Chief Financial Officer (principal accounting and financial officer)
Mythili Koneru, M.D., Ph.D.	Chief Medical Officer
Dominic Reynolds, Ph.D.	Chief Scientific Officer
Nicole Sweeny	Chief Commercial Officer

Material U.S. Federal Income Tax Consequences of the Mergers (see page 134)
Since the Passage Bio stockholders will not sell, exchange or dispose of any shares of Passage Bio Common Stock as a result of the Mergers, there will be no material U.S. federal income tax consequences to Passage Bio stockholders as a result of the Mergers.
Risk Factors (see page 23)
Both Passage Bio and Remix are subject to various risks associated with their businesses and their industries. In addition, the Mergers, including the possibility that the Mergers may not be completed, pose a number of risks to each company and its respective securityholders, including the following risks:
Risks Related to the Mergers
•
The Merger Exchange Ratio will not be adjusted based on the market price of Passage Bio Common Stock, so the consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•	If the conditions to the Closing are not met, the Merger may not occur;
•	The Mergers may be completed even though a material adverse effect may result from the announcement of the Mergers, industry-wide changes and/or other causes;
•
Some executive officers and directors of Passage Bio have interests in the Mergers that are different from the stockholders of Passage Bio and that may influence them to support or approve the Mergers without regard to the interests of the stockholders of Passage Bio;

•	Passage Bio stockholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers;
•	If the Mergers are not completed, Passage Bio’s stock price may decline significantly;

•
Passage Bio and Remix equityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Mergers as compared to their current ownership and voting interests in the respective companies;

•	The Mergers may not be completed on the terms or timeline currently contemplated, or at all;
•	Lawsuits may be filed against Passage Bio and the members of the Passage Bio Board arising out of the proposed Mergers, which may delay or prevent the proposed Mergers;
•
During the pendency of the Merger Agreement, Passage Bio and Remix may not be able to enter into a business combination with another party at a favorable price due to specific restrictions in the Merger Agreement;

•
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals for either Remix or Passage Bio, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•
Because the lack of a public market for the shares of Remix Capital Stock makes it difficult to evaluate the fairness of the Mergers, the stockholders of Remix may receive consideration in the Mergers that is less than the fair market value of such Remix Capital Stock or Passage Bio may pay more than the fair market value of such Remix Capital Stock;

•	The opinion delivered by Redwood to the Passage Bio Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may occur after the date thereof;
•	Passage Bio or Remix may waive one or more of the conditions to the Mergers without recirculation of this proxy statement/prospectus or resoliciting stockholder approval;
•	Transfers of the combined company’s securities utilizing Rule 144 (“Rule 144”) of the Securities Act of 1933, as amended (the “Securities Act”) may be limited; and
•
Passage Bio’s wind-down of its historical operations, the sale of assets, the suspension of development activities and the proposed Mergers, resulting in the conversion of Remix into a public company, will make Passage Bio subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

Risks Related to Passage Bio
•
Passage Bio has incurred significant losses since its inception and anticipates that it will continue to incur losses in the foreseeable future. Passage Bio has not commercialized any products and has never generated revenue from the commercialization of any product. Passage Bio is not currently profitable, and may never achieve or sustain profitability;

•	Raising additional capital may cause dilution to Passage Bio’s stockholders or restrict its operations;
•
Passage Bio’s failure to meet the listing standards of Nasdaq could result in the delisting of its common stock. Delisting could adversely affect the liquidity of Passage Bio’s common stock and the market price of Passage Bio’s common stock could decrease, and Passage Bio’s ability to obtain sufficient additional capital to fund its operations and to continue to operate as a going concern would be substantially impaired;

•
If the Mergers are not completed, Passage Bio’s board of directors may decide to pursue an alternative strategic transaction, or other alternatives, which may include a dissolution and liquidation, in which case the amount, if any, distributed to Passage Bio’s stockholders may be minimal;

•	Passage Bio is substantially dependent on its remaining employees to facilitate the consummation of the Mergers;
•
Passage Bio depends on its remaining license arrangements, and the loss of, or disputes under, those arrangements could adversely affect Passage Bio which may also impact the value of any potential CVR;

•	Passage Bio equityholders may not receive any payment on the Passage Bio CVRs and the Passage Bio CVRs may otherwise expire valueless; and

•	The tax treatment of the CVRs is uncertain.
Risks Related to Remix
•
Remix is a clinical stage biotechnology company with a limited operating history and have no history of commercializing products, which may make it difficult for investors to evaluate Remix’s current business and likelihood of success and future viability;

•	Remix has incurred significant net losses in each period since Remix’s inception, and expects to continue to incur significant net losses for the foreseeable future;
•	Remix has never generated revenue from product sales and may never achieve or maintain profitability;
•
Remix only has one product candidate in clinical development: REM-422. All of Remix’s other development programs are in the preclinical or discovery stage. If Remix is are unable to advance its product candidates in clinical development, obtain regulatory approval and ultimately commercialize its product candidates, or experience significant delays in doing so, its business will be materially harmed;

•
The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of Remix’s clinical trials may not satisfy the requirements of the FDA or other comparable foreign regulatory authorities;

•
Remix has limited resources and is currently focusing its efforts on REM-422 for development in particular indications and advancing its other research programs. As a result, Remix may fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	As an organization, Remix has never submitted a New Drug Application (“NDA”) or other marketing application, and may be unable to do so for any of its product candidates;
•
Remix is conducting, and plans to conduct, some of its clinical trials outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case its development plans will be delayed, which could materially harm its business;

•	Remix’s product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success;
•
Remix has never commercialized a product candidate as a company before and currently lacks the necessary expertise, personnel and resources to successfully commercialize any products on Remix’s own or together with suitable collaborators;

•
Obtaining and maintaining regulatory approval of Remix’s product candidates in one jurisdiction does not mean that Remix will be successful in obtaining regulatory approval of Remix’s product candidates in other jurisdictions;

•	Remix will need to grow the size and capabilities of its organization, and Remix may experience difficulties in managing this growth;
•
If Remix is unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market Remix’s product candidates, Remix may not be able to successfully sell or market Remix’s product candidates that obtain regulatory approval;

•
Remix’s success depends on its ability to protect its intellectual property rights and its proprietary technologies. If Remix is unable to obtain, maintain, defend and enforce patent or other intellectual property protection for its product candidates or technology, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, its competitors or other third parties could develop and commercialize products similar or identical to Remix’s, and its ability to successfully commercialize its product candidates may be adversely affected;

•
Remix relies on third parties to conduct preclinical studies and clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies;

•
Remix contracts with third parties for the manufacture of its product candidates for preclinical studies and clinical trials and expects to do so ultimately for commercialization, and the loss of these third parties or their inability to supply Remix with sufficient quality and quantities of its product candidates or such quantities at an acceptable cost could delay, prevent or impair its development or commercialization efforts;

•
Remix has entered a collaboration with Roche for the development and commercialization of product candidates. Remix may in the future enter additional collaborations. If those collaborations are not successful, Remix may not be able to capitalize on the market potential of these product candidates;

•	Remix does not anticipate that Remix will pay any cash dividends in the foreseeable future; and
•
Remix will need substantial additional funding before Remix can complete the development of its product candidates. If Remix is unable to obtain such additional capital on favorable terms, on a timely basis or at all, Remix would be forced to delay, reduce or eliminate its product development and clinical programs and may not have the capital required to otherwise operate Remix’s business.

Risks Related to the Combined Company
•	Following the Mergers, the combined company may be unable to successfully integrate the businesses of Passage Bio and Remix and realize some or all of the anticipated benefits of the Mergers;
•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Mergers;
•	The combined company will incur costs and increased demands upon management as a result of complying with the laws, rules and regulations affecting public companies;
•	If the proceeds subject to the CVR Agreement are not received in a timely manner, the combined company may have to incur time and resources to recover such proceeds;
•
Nasdaq may delist the combined company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the combined company to additional trading restrictions;

•
Provisions in the combined company’s amended and restated certificate of incorporation, the combined company’s amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of the combined company by others, even if an acquisition would be beneficial to the combined company’s stockholders, and may prevent attempts by the combined company’s stockholders to replace or remove the combined company’s current management;

•
If approved by the stockholders, the combined company’s restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between the combined company and the combined company’s stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or employees;

•	An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;
•	Future sales of shares by existing stockholders could cause the combined company’s stock price to decline;
•
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline;

•
The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Mergers;

•	If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired;

•
If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its drug candidates or otherwise implement its business plan; and

•	Changes in tax laws or regulations that are applied adversely to the combined company may materially and adversely affect its business, results of operations and financial condition.
Regulatory Approvals (see page 153)
In the United States, Passage Bio must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with (i) the issuance of shares of Passage Bio Common Stock to Remix stockholders in connection with the transactions contemplated by the Merger Agreement and the change of control resulting from the Mergers and (ii) the filing of this proxy statement/prospectus with the SEC.
Completion of the Mergers is conditioned on the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Mergers.
Nasdaq Listing (see page 134)
Pursuant to the Merger Agreement, Passage Bio has agreed to use commercially reasonable efforts, (i) to maintain its existing listing on Nasdaq until the Closing and to obtain approval of the listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Passage Bio Common Stock being issued in connection with the Mergers and Contemplated Transactions, (iii) use commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the Effective Time, (iv) to effect the reverse stock split, and (v) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Passage Bio Common Stock on Nasdaq and to use commercially reasonable efforts to cause such listing application to be conditionally approved prior to the Effective Time.
Anticipated Accounting Treatment (see page 134)
The Mergers are expected to be accounted for under accounting principles generally accepted in the United States of America (“GAAP”) as an in-substance reverse recapitalization. For accounting purposes, Remix is expected to be considered the accounting acquirer. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of Passage Bio’s discontinuation of its research and development activities and settlement of its other remaining operating assets and liabilities, immediately prior to the Closing, Passage Bio is expected to have nominal assets, apart from cash and cash equivalents and marketable securities. Under a reverse recapitalization, Remix is considered to effect a financing transaction in exchange for issuing equity.
Appraisal Rights (see page 134)
Holders of Passage Bio Common Stock are not entitled to appraisal rights in connection with the Mergers under the DGCL.
Remix stockholders are entitled to appraisal rights in connection with the Mergers under Section 262 of the DGCL. See the section titled “The Mergers—Appraisal Rights” elsewhere in this proxy statement/prospectus for additional information.
Comparison of Stockholder Rights (see page 320)
Both Passage Bio and Remix are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Mergers are completed, Remix stockholders will become Passage Bio stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of the combined company and the amended and restated certificate of incorporation of the combined company, as amended, as more fully described under the section titled “Comparison of Rights of Holders of Passage Bio Capital Stock and Remix Capital Stock” of this proxy statement/prospectus.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Passage Bio Common Stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 336 of this proxy statement/prospectus for further information.
Risks Related to the Mergers
The Merger Exchange Ratio will not be adjusted based on the market price of Passage Bio Common Stock, so the consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.
The Merger Exchange Ratio will not change based on changes in the trading price of Passage Bio Common Stock. Therefore, if before the completion of the Mergers, the market price of Passage Bio Common Stock increases from the market price on the date of the Merger Agreement, Remix stockholders could then receive merger consideration with substantially higher value for their shares of Remix common stock than the parties had negotiated when they established the Merger Exchange Ratio. The Merger Agreement does not include a price-based termination right. Under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Passage Bio Common Stock expected to be issued in connection with the Mergers, pre-Mergers equityholders of Remix (other than investors in the Concurrent Financing) are expected to own approximately 65% of the combined company, pre-Mergers equityholders of Passage Bio are expected to own approximately 6% of the combined company and the investors in the Concurrent Financing are expected to own approximately 29% of the combined company (assuming proceeds from the Concurrent Financing of $100.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Passage Bio of approximately $20.0 million (assuming Passage Bio Net Cash of $5.0 million as of the Closing), (ii) a fixed valuation for Remix of $226.0 million, and (iii) the relative capitalization of Passage Bio and Remix. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio”), including the amount of the final Passage Bio Net Cash at the Closing.
If the conditions to the Closing are not met, the Mergers may not occur.
Even if Proposal Nos. 1, 2 and 3 are approved by the stockholders of Passage Bio, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Mergers. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Mergers is described in the section titled “The Merger Agreement—Conditions to the Completion of the Mergers” of this proxy statement/prospectus. Passage Bio and Remix cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Mergers may not occur or will be delayed, and Passage Bio and Remix each may lose some or all of the intended benefits of the Mergers.
The Mergers may be completed even though a material adverse effect may result from the announcement of the Mergers, industry-wide changes and/or other causes.
In general, either Passage Bio or Remix can refuse to complete the Mergers if there is a Passage Bio Material Adverse Effect (as defined in the Merger Agreement) or a Remix Material Adverse Effect (as defined in the Merger Agreement), as applicable, between June 24, 2026, the date of the Merger Agreement, and the Closing. However, certain types of changes do not permit either party to refuse to complete the Mergers, even if such change could be said to have a material adverse effect on Passage Bio or Remix, including:
•	general business, political or economic conditions generally affecting the industries in which Passage Bio or Remix operate;
•
acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions;

•	changes in financial, banking or securities markets;
•
any failure by Passage Bio to meet internal or analysts’ expectations or projections or the results of operations of Passage Bio (it being understood, however, that any effect causing or contributing to the failure of Passage Bio to meet internal or analysts’ expectations or projections or the results of operations of Passage Bio may be taken into account in determining whether a material adverse effect with respect to Passage Bio has occurred, unless such effects are otherwise excepted from the definition of Passage Bio Material Adverse Effect);

•	any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or GAAP (or interpretations of any applicable law or GAAP);
•	the announcement of the Merger Agreement or the pendency of the Contemplated Transactions;
•	the taking of any action required to be taken by the Merger Agreement; or
•
any change in the cash position of Passage Bio and its subsidiaries resulting from operations in the ordinary course of business or from expenditures reasonably required to effect the wind-down, discontinuation, suspension or termination of any clinical, pre-clinical or development program or trial of Passage Bio or its subsidiaries (including the PBFT02 program and the upliFT-D trial).

If a material adverse change occurs with respect to either party or both parties and Passage Bio and Remix still complete the Mergers, the stock price of the combined company following the Closing may suffer and may reduce the value of the Mergers to the stockholders of Passage Bio, Remix or both.
Some executive officers and directors of Passage Bio have interests in the Mergers that are different from those of the stockholders of Passage Bio and that may influence them to support or approve the Mergers without regard to the interests of Passage Bio stockholders.
Certain executive officers and directors of Passage Bio are parties to arrangements that provide them with interests in the Mergers that are different from, or in addition to, the interests of Passage Bio stockholders generally. With respect to Passage Bio’s directors and executive officers, these interests may include severance or other separation payments and benefits, the acceleration of their outstanding Passage Bio equity awards, the extension of the post-termination exercise period of certain Passage Bio Options held by executive officers, and rights to continued indemnification, expense advancement and directors’ and officers’ liability insurance coverage. With respect to Remix’s directors and executive officers, these interests may include the conversion of their Remix Options into options to purchase shares of combined company common stock, the expected continuation of certain Remix executive officers and directors with the combined company following the Effective Time, and rights to indemnification and liability insurance coverage under the Merger Agreement.
The Passage Bio Board was aware of and considered these interests, among other matters, in reaching its determination (i) that the terms of the Merger Agreement and the Mergers and the other Contemplated Transactions are fair to, advisable and in the best interest of Passage Bio and its stockholders, (ii) to approve and declare advisable the Merger Agreement and the Contemplated Transactions, including the Mergers and the issuance of shares of Passage Bio Common Stock to the stockholders of Remix pursuant to the Merger Agreement and (iii) to recommend, upon the terms and subject to the terms and conditions set forth in the Merger Agreement, that the stockholders of Passage Bio vote to approve Proposal Nos. 1, 2 and 3. These interests, among other factors, may have influenced the directors and executive officers of Passage Bio to support or approve the Mergers.
For more information regarding the interests of Passage Bio’s and Remix’s executive officers and directors in the Mergers, see the sections titled “The Mergers—Interests of Passage Bio’s Directors and Executive Officers in the Mergers” and “The Mergers—Interests of Remix’s Directors and Executive Officers in the Mergers.”
Passage Bio stockholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Mergers, Passage Bio stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Mergers.

If the Mergers are not completed, Passage Bio’s stock price may decline significantly.
The market price of Passage Bio Common Stock is subject to significant fluctuations. During the 12-month period ended June 24, 2026, the closing per share sales price of Passage Bio Common Stock on Nasdaq ranged from a high of $19.85 on January 9, 2026 to a low of $4.08 on May 7, 2026. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Passage Bio Common Stock will likely be volatile based on whether stockholders and other investors believe that Passage Bio can complete the Mergers or otherwise raise additional capital to support Passage Bio’s operations if the Mergers are not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all.
Additional factors that may cause the market price of Passage Bio Common Stock to fluctuate include:
•	the entry into, or termination of, key agreements;
•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
•	the loss of key employees;
•	future sales of its common stock;
•	general and industry-specific economic conditions that may affect its research and development expenditures;
•	the failure to meet industry analyst expectations; and
•	period-to-period fluctuations in financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Passage Bio Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.
Passage Bio and Remix equityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Mergers as compared to their current ownership and voting interests in the respective companies.
After the completion of the Mergers, the current stockholders of Passage Bio and Remix will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Mergers. For the expected pro forma ownership percentages of the combined company and the assumptions on which they are based, see the risk factor above titled “—The Merger Exchange Ratio will not be adjusted based on the market price of Passage Bio Common Stock, so the consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed” and the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio.”
The Mergers may not be completed on the terms or timeline currently contemplated, or at all.
The consummation of the Mergers is subject to numerous conditions, including (1) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (2) the approval by Passage Bio’s stockholders of the Passage Bio Stockholder Matters, (3) the approval by Remix’s stockholders of the Remix Stockholder Matters, and (4) other customary closing conditions and there can be no assurance that the Mergers will be consummated. See the section titled “The Merger Agreement—Conditions to the Completion of the Mergers.”
If the Mergers are not completed for any reason, the price of Passage Bio Common Stock may decline to the extent that the market price of Passage Bio Common Stock reflects or previously reflected positive market assumptions that the Mergers would be completed and the related benefits would be realized. In addition, Passage Bio and Remix have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Mergers. These expenses must be paid regardless of whether the Mergers are consummated.

Lawsuits may be filed against Passage Bio and the members of the Passage Bio Board arising out of the proposed Mergers, which may delay or prevent the proposed Mergers.
Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Passage Bio, the Passage Bio Board, Remix, the Remix Board and others in connection with the transactions contemplated by the Mergers Agreement. The outcome of litigation is uncertain, and Passage Bio may not be successful in defending against any such future claims. Lawsuits that may be filed against Passage Bio, the Passage Bio Board, Remix, or the Remix Board could delay or prevent the Mergers, divert the attention of Passage Bio’s management and employees from Passage Bio’s day-to-day business and otherwise adversely affect Passage Bio’s financial condition.
During the pendency of the Merger Agreement, Passage Bio and Remix may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Passage Bio and Remix to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets or other business combinations pending completion of the Mergers. As a result, if the Mergers are not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, knowingly encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders, as applicable. For a more complete description of the restrictions on pursuing alternative transactions please see the section titled “The Merger Agreement.”
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Passage Bio and Remix from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in certain limited circumstances. With respect to Passage Bio, the Passage Bio Board may respond to an unsolicited competing proposal if it determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that the unsolicited competing proposal constitutes, or is reasonably likely to result in, a superior competing proposal and, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Passage Bio Board. With respect to Remix, following receipt of a bona fide acquisition proposal by any person that the Remix Board has determined constitutes, or is reasonably likely to result in, a superior offer, Remix may solicit acquisition proposals and furnish information to, and enter into discussions with, any person (including persons not making such proposal) if the Remix Board concludes in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with the fiduciary duties of the Remix Board.
In certain circumstances, and subject to compliance with the Merger Agreement, the Passage Bio Board or the Remix Board may change its recommendation to its respective stockholders if it determines such recommendation change is required to avoid a breach of its fiduciary duties. Additionally, subject to compliance with the procedures set forth in the Merger Agreement, including paying the applicable termination fee, Remix may terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Offer.
Upon termination of the Merger Agreement in certain circumstances, Remix may be required to pay to Passage Bio a termination fee of (x) $17.5 million, including (i) where the Remix Board changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction, (ii) in certain circumstances where Remix enters into a Permitted Alternative Agreement (as defined in the Merger Agreement); or (iii) if (a) the Merger Agreement is terminated because Remix (1) fails to obtain the requisite stockholder approval of the Merger Agreement and the transactions contemplated thereby or (2) breaches the Merger Agreement, (b) an alternative acquisition proposal was announced or disclosed prior to obtaining Remix’s stockholder approval, and (c) within 12 months of the termination of the Merger Agreement, Remix enters into a definitive agreement with respect to an alternative transaction; or (iv) if (a) the Merger Agreement is terminated because the Mergers have not been consummated by the Outside Date, (b) an alternative acquisition proposal was announced or disclosed prior to obtaining the Required Remix Stockholder Vote, and (c) within 12 months of such termination, Remix enters into a definitive agreement with respect to an alternative transaction (for which the applicable termination fee is also $17.5 million).

Upon termination of the Merger Agreement in certain circumstances, a termination fee of $1.5 million may be payable by Passage Bio to Remix if (i)(a) the Merger Agreement is terminated because the Mergers have not been consummated by the Outside Date (as defined in the Merger Agreement) or Passage Bio (1) fails to obtain the requisite stockholder approval of the Passage Bio Stockholder Matters or (2) breaches the Merger Agreement, (b) an alternative acquisition proposal was announced or disclosed prior to such termination, and (c) within 12 months of the termination of the Merger Agreement, Passage Bio enters into a definitive agreement with respect to an alternative transaction, (ii) Passage Bio fails to include its board recommendation in this proxy statement/prospectus, or (iii) the Passage Bio Board of directors changes or withdraws its recommendation in favor of the Mergers or approves an alternative transaction, or willfully and intentionally breaches its non-solicitation or certain other obligations under the Merger Agreement.
These termination fees may discourage third parties from submitting competing proposals to Passage Bio or Remix or their respective stockholders and may cause the Passage Bio Board or the Remix Board, as the case may be, to be less inclined to recommend a competing proposal. For more information regarding the potential termination fees, see the section titled “The Merger Agreement—Termination and Termination Fees.”
Because the lack of a public market for the shares of Remix Capital Stock makes it difficult to evaluate the fairness of the Mergers, the stockholders of Remix may receive consideration in the First Merger that is less than the fair market value of such Remix Capital Stock or Passage Bio may pay more than the fair market value of such Remix Capital Stock.
The outstanding shares of Remix Capital Stock are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of the shares of Remix Capital Stock. Because the percentage of Passage Bio equity to be issued to Remix stockholders was determined based on negotiations between the parties, it is possible that the value of the Passage Bio Common Stock to be received by Remix stockholders will be less than the fair market value of the shares of Remix Capital Stock, or Passage Bio may pay more than the aggregate fair market value for the shares of Remix Capital Stock.
The opinion delivered by Redwood to the Passage Bio Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may occur after the date thereof.
The Passage Bio Board has not obtained an updated opinion either as of the date of this proxy statement/prospectus or as of any other date subsequent to the date of the opinion of Redwood, Passage Bio’s financial advisor. Changes in circumstances, including without limitation the operations and prospects of Passage Bio or Remix, stock prices, general market and economic conditions and other factors, some or all of which may be beyond the control of Passage Bio and Remix, are not reflected in the opinion of Redwood. The opinion of Redwood does not speak as of any date other than the date thereof.
Passage Bio or Remix may waive one or more of the conditions to the Mergers without recirculation of this proxy statement/prospectus or resoliciting stockholder approval.
Conditions to Passage Bio’s or Remix’s obligations to complete the Mergers may be waived, in whole or in part, to the extent permitted by law, in certain circumstances unilaterally or by agreement of Passage Bio and Remix. In the event of a waiver of a condition, the Passage Bio Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of stockholder approval is necessary. If Passage Bio were to waive the requirement (either in whole or in part) that Remix receive the Concurrent Investment Amount, the combined company may have less cash than currently expected as of closing of this transaction to conduct its operations.
In the event that the Passage Bio Board, in its own reasonable discretion, determines any such waiver is not significant enough to require recirculation of this proxy statement/prospectus and re-solicitation of its stockholders, it will have the discretion to complete the Mergers without seeking further stockholder approval, which decision may have a material adverse effect on Passage Bio stockholders. For example, if Passage Bio and Remix agree to waive the requirement that the shares of Passage Bio Common Stock to be issued in the Mergers have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing, and their respective boards of directors elect to proceed with the Closing, Nasdaq may notify the combined company of its determination to delist the combined company’s securities based upon the failure to satisfy the initial inclusion criteria in the Nasdaq application. The combined company may appeal the determination to a hearings panel but such appeal will not stay the suspension and delisting action and Nasdaq may notify the combined company that its common stock will be immediately suspended from trading and delisted.

In addition, in order to meet the initial listing requirements of Nasdaq or as otherwise determined in the discretion of the combined company board pursuant to the terms of the Lock-Up Agreements, the Passage Bio Board or combined company board may release stockholders from their Lock-Up Agreements and waive the requirement that such Lock-Up Agreements be in full force and effect immediately following the Effective Time. Such release would increase the number of shares that may be sold in the public market immediately after the Mergers and any such sales could cause the combined company’s stock price to decline.
Transfers of the combined company’s securities utilizing Rule 144 may be limited.
A significant portion of the combined company’s securities will be restricted from immediate resale. Holders should be aware that transfers of Passage Bio’s securities pursuant to Rule 144 may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have previously been a shell company. Passage Bio’s wind-down of its general and administrative operations that will not be needed after Closing and the proposed Mergers (including the issuance of the Passage Bio CVRs in connection therewith) will make Passage Bio subject to the SEC requirements applicable to reporting shell company business combinations. Passage Bio anticipates that following the consummation of the Mergers, the combined company will no longer be a shell company. As a result, Passage Bio anticipates that holders of restricted securities of the combined company, including affiliates of the combined company, will not be able to sell such securities pursuant to Rule 144 without registration until one year after the combined company files Form 10 information with the SEC. For more information, see the section titled “Securities Act Restrictions on Resale of Combined Company Common Stock.”
Passage Bio’s wind-down of its historical operations, the sale of assets, the suspension of development activities and the proposed Mergers, resulting in the conversion of Remix into a public company, will make Passage Bio subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.
According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. Passage Bio has taken steps to wind-down its general and administrative operations that will not be needed after Closing and expects to issue the Passage Bio CVRs in connection with the Closing and, as such, Passage Bio’s plan to merge with Remix, resulting in the conversion of Remix into a public company, will be subject to the SEC requirements applicable to reporting shell company business combinations, which are as follows:
•
the combined company will need to file a Current Report on Form 8-K to report the Form 10 type information (“Super 8-K”) after the Closing reflecting its status as an entity that is not a shell company;

•	the combined company will not be eligible to use a Form S-3 until 12 full calendar months after the Closing;
•
the combined company will need to wait at least 60 calendar days after the filing of the Super 8-K to file a Form S-8 for any equity plans or awards, such as the 2026 Plan and the 2026 ESPP and the assumed Remix 2019 Plan;

•
the combined company will be an “ineligible issuer” for three years following the Closing, which will prevent the combined company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of well-known seasoned issuer (“WKSI”) status, even if otherwise eligible based on its public float;

•
investors who (i) were affiliates of Remix at the time the Mergers were submitted for the vote or consent of Remix’s stockholders, (ii) receive securities of the combined company in the Mergers and (iii) publicly offer or sell such securities will be deemed to be engaged in a distribution of such securities, and therefore would be underwriters with respect to resales of those securities; and

•
Rule 144(i)(2) will limit the ability of holders of restricted securities, and any affiliates of the public company to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the combined company per Rule 144, until one year after the Form 10 information is filed with the SEC. Non-affiliate Passage Bio stockholders prior to the Mergers will not be subject to such restrictions on public resales of their shares.

The foregoing SEC requirements will increase the combined company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Furthermore, such requirements will add burdensome restrictions on the resale of the combined company common stock by affiliates of Remix and any holders of “restricted” or “control” securities of the combined company.
For more information about the conditions to the completion of the Mergers, see the section titled “The Merger Agreement—Conditions to the Completion of the Mergers.”
Passage Bio stockholders may not receive any payment on the Passage Bio CVRs and the Passage Bio CVRs may otherwise expire valueless.
The right of Passage Bio stockholders to receive any payment in respect of, or to derive any value from, the Passage Bio CVRs is contingent on Passage Bio or the combined company actually receiving the Legacy Asset Payments — the GM1 Payments and the MLD Payments payable by Gemma Biotherapeutics, Inc. (“Gemma”) under Passage Bio’s sublicense arrangements with Gemma relating to its GM1 and MLD programs (the “Gemma Sublicenses”) — during the applicable CVR Period, and on the amount of any such payments remaining after the permitted deductions specified in the Passage Bio CVR Agreement. The GM1 Payments may give rise to a Passage Bio CVR Payment only if received during the GM1 CVR Period, which ends on July 31, 2028, and the MLD Payments only if received during the MLD CVR Period, which ends on December 31, 2027; any amounts received after the applicable CVR Period will not give rise to any Passage Bio CVR Payment. In addition, the GM1 Payments depend on the continued effectiveness of Passage Bio’s underlying license, which requires Passage Bio to make the GM1 2027 License Payment (as defined in the Passage Bio CVR Agreement) to The Trustees of the University of Pennsylvania to extend that license; if that payment is not made, the GM1 Payments may not be realized. If the applicable payments are not made, are not received during the applicable CVR Period, or are not sufficient to result in any Passage Bio CVR Payment after giving effect to the permitted deductions, no payments will be made in respect of the Passage Bio CVRs, and the Passage Bio CVRs will expire valueless.
Following the effective time, the combined company will have sole authority over whether and how to monetize the Legacy Assets (if at all), and the combined company’s only obligations will be to carry out the obligations set forth in the Passage Bio CVR Agreement.
Furthermore, the Passage Bio CVRs will be unsecured contractual obligations of the combined company. The Passage Bio CVRs will not be transferable except in the limited circumstances specified in the Passage Bio CVR Agreement, will not be evidenced by any certificate or other instrument, will not be registered with the SEC and will not be listed on any exchange. The Passage Bio CVRs will not have any voting or dividend rights, will not represent any equity or ownership interest in the combined company, and will not accrue interest. As a result, there will be no public market for the Passage Bio CVRs, and holders may not be able to realize any value from the Passage Bio CVRs other than through the payments, if any, made under the Passage Bio CVR Agreement.
The tax treatment of the CVRs is uncertain.
Passage Bio intends to treat a holder’s receipt of the Passage Bio CVRs as not constituting a current distribution of property with respect to the holder’s existing shares of Passage Bio Common Stock for U.S. federal income tax purposes, and future cash payments (if any) on the CVRs being reported as dividends to the extent of the combined company’s current and accumulated earning and profits in the year(s) in which such payments are made. However, the U.S. federal income tax treatment of the Passage Bio CVRs is uncertain. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the Passage Bio CVRs, and there can be no assurance that the Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the Passage Bio CVRs. For more information regarding the U.S. federal income tax consequences of the CVRs, see the section titled “Agreements Related to the Mergers—Passage Bio Contingent Value Rights Agreement.”
Risks Related to the Reverse Stock Split
The reverse stock split may not increase the price of the combined company’s common stock over the long term.
The principal purposes of the reverse stock split are to increase the per share market price of Passage Bio Common Stock so that the combined company is able to satisfy the minimum bid price requirement and the other initial listing standards of Nasdaq in connection with the Mergers, and to increase the number of authorized but unissued shares of common stock available for future issuance. The combined company cannot assure you, however, that the reverse stock split will accomplish any sustained increase in the per share market price of its common stock. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the combined company’s common stock, the combined company cannot assure you that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio, or result in any permanent or sustained increase in the market price, which depends on many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Accordingly, even if the market price of the combined company’s common stock satisfies the applicable Nasdaq listing requirements initially following the reverse stock split, the combined company cannot assure you that it will continue to do so.
The reverse stock split may decrease the liquidity of the combined company’s common stock.
Although the Passage Bio Board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the reverse stock split could encourage interest in the common stock and possibly promote greater liquidity for the combined company’s stockholders, that liquidity could also be adversely affected by the reduced number of shares of common stock that would be outstanding after the reverse stock split, particularly if the per share market price does not increase as a result of the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock, and may make it more difficult to effect transactions in the common stock.
The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.
Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline, as an absolute number and as a percentage of the combined company’s overall market capitalization, may be greater than would occur in the absence of the reverse stock split. A reverse stock split is sometimes viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price of the combined company’s common stock does not increase in proportion to the reverse stock split ratio, or declines to its pre-split level, the combined company’s overall market capitalization will be reduced. In some cases, the per share stock price of companies that have effected reverse stock splits has subsequently declined back to or below pre-split levels, and there can be no assurance that the total market value of the combined company’s common stock will not decline as a result of the reverse stock split.
Risks Related to Passage Bio
Unless otherwise indicated or the context otherwise requires, references in this section to “Passage Bio,” the “Company,” “we,” “us,” “our” and other similar terms refer to Passage Bio and its subsidiaries.
Risks Related to Passage Bio’s Financial Position and Need for Additional Capital
Passage Bio has a history of operating losses, has wound down its development programs and has limited remaining operations, and does not expect to generate revenue or achieve profitability. Passage Bio anticipates that it will continue to incur losses for the foreseeable future. Its limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.
Passage Bio has wound down its development programs and has limited remaining operations. Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. Its operations to date have been limited primarily to staffing its company, business planning, raising capital, entering into collaboration and vendor agreements for conducting preclinical research and clinical development activities for its product candidates, and performing clinical development activities and manufacturing clinical supply. Passage Bio has outlicensed or discontinued its product candidates and is no longer advancing a development pipeline. Passage Bio has no products approved for commercial sale and has not generated any revenue from commercial product sales, and it expects to incur costs associated with the proposed Mergers. It has generally funded its operations to date through proceeds from sales of convertible preferred stock and public offerings, and does not expect to receive revenue from commercial product sales, for many years, if ever.
Passage Bio has incurred net losses since its inception in 2017. Passage Bio incurred net losses of $45.5 million and $64.8 million for the years ended December 31, 2025 and 2024, respectively and incurred net losses of $15.4 million and $24.8 million for the six months ended June 30, 2026 and 2025, respectively. As of December 31, 2025 and June 30, 2026, Passage Bio had an accumulated deficit of $704.8 million and $720.1 million, respectively. Substantially all of its operating losses have resulted from expenses incurred in connection with its research and development programs, acquiring the rights to its product candidates, and from general and administrative expenses associated with its operations. Passage Bio expects to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future in connection with the wind-down of its operations and the proposed Mergers, which expenses, together with anticipated general and administrative expenses, will likely result in it incurring significant losses for the foreseeable future. Its prior losses, combined with expected future losses, have had and will continue to have an adverse effect on its stockholders’ equity and working capital.
If the Mergers are not completed, Passage Bio’s board of directors may decide to pursue an alternative strategic transaction, or a dissolution and liquidation, in which case the amount, if any, distributed to its stockholders may be minimal.
There can be no assurance that the Mergers will be completed. Passage Bio has wound down its historical development operations, and it has outlicensed or discontinued its product programs and has not and will continue to not generate revenue from operations. If the Mergers are not completed and it is unable to identify and complete an alternative strategic transaction, Passage Bio’s board of directors may decide to pursue a dissolution and liquidation. In that event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of, and costs related to, such dissolution and liquidation, as well as the amount of cash required to settle its remaining obligations and to establish reserves for contingent liabilities. Passage Bio may also become subject to litigation or other claims in connection with a dissolution and liquidation. As a result of these and other factors, its stockholders could lose all or a significant portion of their investment in the event of a dissolution and liquidation.
Passage Bio is substantially dependent on its remaining employees to facilitate the consummation of the Mergers.
In connection with the wind-down of its development programs, Passage Bio reduced its workforce and ceased its laboratory operations, and its ability to consummate the Mergers or any alternative strategic transaction depends on its ability to retain its remaining employees. The uncertainty associated with the Merger, together with its cash-conservation efforts, may make it more difficult to retain these employees, and the loss of their services could adversely affect its ability to complete the Mergers. Passage Bio may not be able to retain its remaining employees on acceptable terms, or at all.
Passage Bio depends on its remaining license arrangements, and the loss of, or disputes under, those arrangements could adversely affect it.
If Passage Bio breaches any of the agreements under which it licenses the use, development and commercialization rights to its product candidates or technology from third parties, it could lose license rights that are important to its business. Passage Bio has provided notice terminating the Penn License Agreement with respect to PBFT02, its former lead product candidate, while the Penn License Agreement otherwise remains in effect with respect to its other licensed products. Under the Penn License Agreement, Passage Bio is subject to various obligations, including payment obligations, diligence obligations such as development and commercialization obligations, as well as potential royalty payments and other obligations. If Passage Bio fails to comply with any of these obligations or otherwise breaches its license agreements, its licensors may have the right to terminate the applicable license in whole or in part. Generally, the loss of any one of its current licenses, or any other license it may acquire in the future, could harm its business, prospects, financial condition and results of operations.
Licensing of intellectual property is of critical importance to its business and involves complex legal, business and scientific issues. Disputes may arise between Passage Bio and its licensors regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which its technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	its right to sublicense patent and other intellectual property rights to third parties under collaborative development relationships;
•
its diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its licensors and Passage Bio and its partners; and
•	whether and the extent to which inventors are able to contest the assignment of their rights to its licensors.
If disputes over intellectual property that Passage Bio has licensed prevent or impair its ability to maintain its current licensing arrangements on acceptable terms or at all, it may be unable to realize the value of the affected license rights. In addition, if disputes arise as to ownership of licensed intellectual property, its ability to pursue or enforce the licensed patent rights may be jeopardized. If Passage Bio or its licensors fail to adequately protect this intellectual property, the value of its remaining license rights could suffer.
Risks Related to Passage Bio’s Common Stock
The price of Passage Bio’s common stock may be volatile and fluctuate substantially, which could result in substantial losses for holders of its common stock.
Passage Bio’s stock price has been and is likely to continue to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for its common stock may be influenced by many factors, including:
•	its ability to complete the Mergers or any alternative transaction;
•	the level of expenses related to its operations;
•	market conditions in the biotechnology sector;
•	unanticipated or serious safety concerns related to the use of any of its product candidates;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the recruitment or departure of key personnel;
•	actual or anticipated changes in estimates as to financial results;
•	variations in its financial results or those of companies that are perceived to be similar to it;
•	health pandemics could disrupt its operations and adversely impact its business,;
•	general economic, industry and market conditions, including fluctuating interest rates, tariffs, market volatility, a potential federal government shutdown and inflation;
•	general economic uncertainty and capital markets disruptions, which has been substantially impacted by geopolitical instability due to the ongoing military conflicts around the world; and
•	other factors, including those described in this “Risk Factors” section, many of which are beyond its control.
If Passage Bio fails to establish and maintain proper and effective internal control over financial reporting in the future, its ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, investors’ views of it and, as a result, the value of its common stock.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Passage Bio is required to furnish a report by its management on its internal control over financial reporting within its Form 10-K. However, while Passage Bio remains a smaller reporting company, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. Ensuring that Passage Bio has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be frequently evaluated. Its failure to maintain the effectiveness of its internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on its business. If Passage Bio identifies one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements. In addition, if Passage Bio is not able to continue to meet these requirements, it may not be able to remain listed on Nasdaq.
Passage Bio may hire additional personnel and may utilize external temporary resources to implement, document and modify policies and procedures to maintain effective internal controls. However, it is possible that it may identify deficiencies and weaknesses in its internal controls. If material weaknesses or deficiencies in its internal controls exist and go undetected or unremediated, its financial statements could contain material misstatements that, when discovered in the future, could cause it to fail to meet its future reporting obligations and cause the price of its common stock to decline.
Passage Bio will continue to incur increased costs as a result of operating as a public company and its management will continue to be required to devote substantial time to new compliance initiatives.
As a public company Passage Bio will continue to incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Its management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase its legal and financial compliance costs and will make some activities more time-consuming and costly. Passage Bio is a “smaller reporting company,” and the reduced disclosure requirements applicable to smaller reporting companies may make its common stock less attractive to investors.
Passage Bio is a “smaller reporting company,” meaning that the market value of its stock held by non-affiliates is less than $700.0 million and its annual revenue is less than $100.0 million during the most recently completed fiscal year. Passage Bio will continue to be a smaller reporting company if either (i) the market value of its stock held by non-affiliates is less than $250.0 million or (ii) its annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of its stock held by non-affiliates is less than $700.0 million. Passage Bio may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company it may choose to present only the two most recent fiscal years of audited financial statements in its Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation.
The exclusive forum provisions in its restated certificate of incorporation and amended and restated bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with it or any of its directors, officers, or other employees, which may discourage lawsuits with respect to such claims.
Passage Bio’s restated certificate of incorporation, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on its behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against it arising pursuant to the Delaware General Corporation Law (the “DGCL”), its restated certificate of incorporation, or its restated bylaws; any action to interpret, apply, enforce, or determine the validity of its restated certificate of incorporation or its restated bylaws; or any action asserting a claim against it that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and its stockholders will not be deemed to have waived its compliance with the federal securities laws and the rules and regulations thereunder.
Passage Bio’s amended and restated bylaws also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision. Its decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by its stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with it or any of its directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in its restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations and financial condition.
In addition, Section 203 of the DGCL may discourage, delay or prevent a change in control of Passage Bio. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between it and holders of 15% or more of its common stock.
Provisions in its corporate charter documents and under Delaware law could make an acquisition of it, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its current management.
Provisions in its restated certificate of incorporation and its restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of Passage Bio that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of its common stock, thereby depressing the market price of its common stock. In addition, because its board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by its stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of its board of directors. Among other things, these provisions:
•	establish a classified board of directors so that not all members of its board are elected at one time;
•	permit only the board of directors to establish the number of directors and fill vacancies on the board;
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provide that directors may only be removed “for cause” and only by the affirmative vote of the holders of at least two-thirds of the voting power of its outstanding shares of capital stock entitled to vote thereon;

•	require super-majority voting to amend some provisions of its restated certificate of incorporation and restated bylaws;
•	authorize the issuance of “blank check” preferred stock that its board could use to implement a stockholder rights plan, also known as a “poison pill”;
•	eliminate the ability of its stockholders to call special meetings of stockholders;
•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of its stockholders;
•	do not provide for cumulative voting in the election of directors;
•	establish advance notice requirements for nominations for election to its board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Passage Bio is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of its outstanding voting stock from merging or combining with it for a period of three years after the date of the transaction in which the person acquired in excess of 15% of its outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
Any of these provisions of its charter documents or Delaware law could, under certain circumstances, depress the market price of its common stock.
General Risk Factors
Passage Bio may be subject to securities litigation, which could result in substantial expenses and could divert management attention.
The market price of its common stock has been and may continue to be volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Passage Bio may be the target of this type of litigation in the future. Securities litigation against it could result in substantial costs and divert its management’s attention from other business concerns, which could seriously harm its business.
If securities analysts do not publish research or reports about its business or if they publish negative evaluations of its stock, the price of its stock could decline.
The trading market for its common stock relies in part on the research and reports that industry or financial analysts publish about it or its business. Passage Bio does not have any control over the analysts, or the content and opinions included in their reports. If one or more of the analysts covering its business downgrades their evaluations of its stock, the trading price of its stock would likely decrease. Even if Passage Bio does obtain analyst coverage, if one or more of the analysts covering its business downgrade their evaluations of its stock, the price of its stock could decline. If one or more of these analysts cease to cover its stock, it could lose visibility in the market for its stock, which in turn could cause its stock price to decline.
Unfavorable global economic conditions could adversely affect its business, financial condition or results of operations.
Passage Bio’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets, and, in recent months, the global economy has been impacted by fluctuating interest rates, tariffs, and inflation. Likewise, the capital and credit markets may be adversely affected by ongoing military conflicts around the world, global sanctions imposed in response thereto, and potential recessions. Moreover, Passage Bio may also be impacted by turmoil in the global banking system. Passage Bio regularly maintains cash balances at third-party financial institutions in excess of the FDIC insurance limit and there is no guarantee that the federal government would guarantee all depositors if such financial institutions were to fail, in the event of bank closures and continued instability in the global banking system. A severe or prolonged economic downturn, such as the global financial crisis, could result in a variety of risks to its business, including its ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain its suppliers, possibly resulting in operational disruption, or cause its sublicense partners to delay making payments for its services. Any of the foregoing could harm its business and Passage Bio cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

Risks Related to Remix
Risks Related to Remix’s Limited Operating History, Financial Position and need for Additional Capital
Remix is a clinical stage biotechnology company with a limited operating history and has no history of commercializing products, which may make it difficult for investors to evaluate Remix’s current business and likelihood of success and future viability.
Remix is a clinical stage biopharmaceutical company with a limited operating history upon which investors can evaluate its business and prospects.
Remix commenced operations in July 2019, has no products approved for commercial sale and has never generated any revenue from sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, Remix has devoted substantially all of its resources to developing REM-422, its research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations.
Remix has not yet demonstrated its ability to complete pivotal clinical trials, obtain marketing approvals, manufacture a commercial scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to accurately predict Remix’s likelihood of success and viability than it could be if Remix had a longer operating history.
In addition, Remix may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by biopharmaceutical companies in rapidly evolving fields. Remix also expects that, as it advances its product candidates, it will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. Remix has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If Remix does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer.
Remix has incurred significant net losses in each period since Remix’s inception, and expects to continue to incur significant net losses for the foreseeable future.
Remix incurred significant net losses in each reporting period since its inception, has not generated any products revenue to date and has financed its operations principally through private placements of its preferred stock and convertible notes. Remix expects that it will be many years, if ever, before it has commercialized a product and can generate revenue from product sales. Even if Remix succeeds in receiving marketing approval for and commercializing one or more of its product candidates, it expects to continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.
Remix expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses Remix incurs may fluctuate significantly from quarter to quarter such that a period-to-period comparison of Remix’s results of operations may not be a good indication of its future performance. The size of Remix’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Remix’s prior losses and expected future losses have had and will continue to have an adverse effect on its working capital, its ability to fund the development of its product candidates and its ability to achieve and maintain profitability and the performance of its stock. Remix’s future funding requirements will depend on many factors, including:
•	the progress, costs, design, results of and timing of Remix’s planned and ongoing preclinical studies and clinical trials;
•
the willingness of the United States Food and Drug Administration (FDA) or applicable foreign authorities to accept the data from clinical trials, as well as data from Remix’s planned and ongoing preclinical studies and clinical trials and other work, as the basis for review and approval of Remix’s product candidates;

•	the outcome, costs and timing of seeking and obtaining FDA and applicable foreign regulatory approvals;
•	the number and characteristics of product candidates that Remix pursue;

•	Remix’s need to expand its research and development (“R&D”) capabilities;
•
the costs and timing associated with manufacturing Remix’s product candidates, and if such product candidates receive regulatory approval, establishing commercial supplies and sales, marketing, and distribution capabilities;

•	Remix’s ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;
•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;
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Remix’s efforts to maintain, expand, and defend the scope of Remix’s intellectual property portfolio, including the amount and timing of any payments Remix may be required to make, or that Remix may receive, in connection with the licensing, filing, prosecution, defense, and enforcement of any patents or other intellectual property rights;

•	Remix’s need and ability to retain key management and hire scientific, technical, business, and medical personnel;
•	Remix’s need to implement additional internal systems and infrastructure, including financial and reporting systems;
•	the costs associated with operating as a public company;
•	the economic and other terms, timing of and success of Remix’s current and any future collaborations, licensing or other arrangements which Remix may enter in the future; and
•	the timing, receipt, and amount of sales from Remix’s product candidates, if approved.
If Remix is unable to raise additional capital when needed, Remix may be required to delay, limit, reduce or terminate Remix’s product development or future commercialization efforts or grant rights to develop and market product candidates that Remix would otherwise prefer to develop and market itself, and Remix’s ability to grow and support its business and to respond to market challenges could be significantly limited, which could have a material adverse effect on Remix’s business, financial condition and results of operations.
In addition, Remix’s management has evaluated adverse conditions and events that raise substantial doubt about Remix’s ability to continue as a going concern, and its independent registered public accounting firm included an explanatory paragraph in its report on its financial statements as of and for the year ended December 31, 2025 included in this proxy statement/prospectus with respect to this uncertainty. This substantial doubt about Remix’s ability to continue as a going concern could materially limit its ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on its financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern. Even if the Mergers and Concurrent Financing are successfully completed, there is no assurance that adequate additional financing needed to allow Remix to continue as a going concern will be available to it on acceptable terms, or at all. The perception that Remix may not be able to continue as a going concern may cause others to choose not to do business with Remix due to concerns about its ability to meet its contractual obligations.
Remix has never generated revenue from product sales and may never achieve or maintain profitability.
Remix has never generated any revenue from commercial product sales. To become and remain profitable, Remix must develop and eventually commercialize product candidates with significant market potential, which will require Remix to be successful in a range of challenging activities. These activities can include completing preclinical studies and clinical trials of Remix’s product candidates, obtaining regulatory approval for these product candidates, manufacturing, marketing and selling those products that are approved and satisfying any postmarketing requirements. Remix does not anticipate generating any revenue from product sales for many years, if ever. Remix’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives, including:
•	successful and timely completion of clinical development of REM-422 and preclinical and clinical development of other research programs and any other future programs;

•	establishing and maintaining relationships with contract research organizations (CROs) and clinical sites for the clinical development of REM-422 and any other future programs;
•	timely receipt of regulatory approvals from applicable regulatory authorities for any product candidates for which Remix successfully complete clinical development;
•	developing an efficient and scalable manufacturing process for Remix’s product candidates, including obtaining finished products that are appropriately packaged for sale;
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establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for Remix’s product candidates, if approved;

•	successful commercial launch following any regulatory approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;
•	a continued acceptable safety profile following any regulatory approval of Remix’s product candidates;
•	commercial acceptance of Remix’s product candidates by patients, the medical community and third-party payors;
•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;
•	identifying, assessing and developing new product candidates;
•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;
•	defending against third-party interference or infringement claims, if any;
•	entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize Remix’s product candidates;
•	obtaining and maintaining coverage and adequate reimbursement by third-party payors for Remix’s product candidates;
•	addressing any competing therapies and technological and market developments; and
•	attracting, hiring and retaining qualified personnel.
Remix may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. Even if Remix successfully obtains regulatory approval to market a product candidate, its revenue will depend, in part, upon the size of the markets in the territories for which it receives regulatory approval and has commercial rights, the availability of competitive therapies and whether there are sufficient levels of reimbursement and adoption by physicians. If Remix does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Remix’s failure to become and remain profitable would decrease the value of the company and could impair its ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business and continue its operations.
Risks Related to the Discovery, Development and Regulatory Approval of Remix’s Product Candidates
Remix only has one product candidate in clinical development: REM-422. All of Remix’s other development programs are in the preclinical or discovery stage. If Remix is unable to advance its product candidates in clinical development, obtain regulatory approval and ultimately commercialize its product candidates, or experience significant delays in doing so, its business will be materially harmed.
Remix is substantially dependent on the success of its lead product candidate REM-422, which is in clinical development. Remix’s other programs are still in the preclinical or discovery stages. Remix will need to progress REM-422, through Remex’s ongoing and planned clinical trials and progress its other current and future development programs through preclinical studies and submit Investigational New Drug applications (INDs) to the FDA or comparable submissions to applicable foreign authorities prior to initiating their clinical development. Remix’s ability to generate product revenues, which it does not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of its product candidates. The success of Remix’s product candidates will depend on several factors, including the following:

•	completion of preclinical studies with favorable results;
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allowance to proceed with clinical trials under INDs by the FDA or under similar regulatory submissions by applicable foreign authorities for the conduct of clinical trials of Remix’s product candidates and Remix’s proposed design of future clinical trials;

•	successful enrollment in, and completion of, clinical trials;
•	sufficiency of Remix’s financial and other resources to complete the necessary preclinical studies and clinical trials;
•	demonstrating the safety and efficacy, of Remix’s product candidates to the satisfaction of applicable regulatory authorities;
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receipt of regulatory approvals from applicable regulatory authorities, including New Drug Applications (“NDAs”) from the FDA and equivalent approvals from comparable foreign regulatory authorities and maintaining such approvals;

•	making arrangements with third-party manufacturers, or establishing clinical and commercial manufacturing capabilities for Remix’s product candidates;
•	establishing sales, marketing and distribution capabilities and launching commercial sales of Remix’s products, if and when approved, whether alone or in collaboration with others;
•	establishing and maintaining patent and trade secret protection or regulatory exclusivity for Remix’s product candidates;
•	acceptance of any products Remix develops and their benefits and uses, if and when approved, by patients, the medical community and third-party payors;
•	effectively competing with other therapies;
•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors;
•	maintaining an acceptable safety profile of Remix’s products following approval, if and when approved; and
•	building and maintaining an organization of people who can successfully develop Remix’s product candidates.
Remix has not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates in clinical trials or in obtaining regulatory approval thereafter. Given its stage of development, it will take several years before Remix can demonstrate the safety or efficacy of a product candidate sufficient to warrant approval for commercialization, if it can do so at all. If Remix is unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize its product candidates, Remix may not be able to generate sufficient revenue to continue its business.
The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of Remix’s clinical trials may not satisfy the requirements of the FDA or other comparable foreign regulatory authorities.
Remix will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for their intended uses before it can seek regulatory approvals for their commercial sale. Preclinical and clinical testing is expensive and can take many years to complete, and Remix’s outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because Remix’s product candidates are in early stages of developments, there is a high risk of failure and it may never succeed in developing marketable products.
The results of preclinical studies may not be predictive of the results of clinical trials of Remix’s product candidates. Moreover, the results of early clinical trials may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be safe or effective in subsequent clinical trials. Favorable results from certain animal studies may not accurately predict the results of other animal studies or of human trials, due to the inherent biologic differences in species, the differences between testing conditions in animal studies and human trials, and the particular goals, purposes, and designs of the relevant studies and trials.
There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their drugs. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy, insufficient durability of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved as products. The development of Remix’s product candidates and its stock price may also be impacted by inferences, whether correct or not, that are drawn between the success or failure of preclinical studies or clinical trials of Remix’s competitors or other companies in the biopharmaceutical industry, in addition to its own preclinical studies and clinical trials.
In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. This variability can increase the uncertainty of, and adversely impact, Remix’s clinical trial outcomes. As a result, Remix does not know whether any preclinical studies or clinical trials it may conduct will demonstrate consistent or adequate efficacy or safety sufficient to obtain approval to market any of its product candidates.
Remix has limited resources and is currently focusing its efforts on REM-422 for development in particular indications and advancing its other research programs. As a result, Remix may fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Remix is currently focusing its resources and efforts on REM-422 and advancing its other research programs. Because it has limited financial and managerial resources, Remix must focus on a limited number of research programs and product candidates and on specific indications. As a result, Remix may forgo or delay pursuit of opportunities for other target indications or with other product candidates that may have greater commercial potential. Remix’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Its spending on current and future research and development activities for REM-422 and its other research programs may not yield any commercially viable products. If Remix does not accurately evaluate the commercial potential or target markets for REM-422 and its other research programs, or the product candidates it is currently developing in these programs, it may relinquish valuable rights to its product candidates or programs through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for Remix to retain sole development and commercialization rights to such product candidate or program.
As an organization, Remix has never submitted a New Drug Application (“NDA”) or other marketing application, and may be unable to do so for any of its product candidates.
Remix will need to successfully complete pivotal clinical trials in order to seek FDA or applicable foreign authority approval to market REM-422 and any future product candidates it may develop. Carrying out clinical trials and the preparation and submission of NDA and comparable marketing applications is complicated, and its experience is limited. Remix is concurrently conducting a Phase 1/2 clinical trial of REM-422 in ACC and a Phase 1 trial of REM-422 in AML. Remix has not yet completed any pivotal clinical trials, and has limited experience as a company in preparing, submitting and prosecuting regulatory applications and has not previously submitted an NDA or other applicable foreign regulatory submission for any product candidate. Remix also plans to conduct a number of clinical trials for in parallel over the next several years. This may be a difficult process to manage with its limited resources and may divert the attention of management. Consequently, it may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of its product candidates. Remix may require more time and incur greater costs than its competitors and may not succeed in obtaining regulatory approvals of product candidates that it develops. Failure to commence or complete, or delays in, its planned clinical trials, could prevent Remix from or delay it in submitting marketing applications for and commercializing its product candidates.
Clinical and preclinical development involves a lengthy and expensive process with an uncertain outcome. Any difficulties or delays in the commencement or completion, or the termination or suspension, of Remix’s current or planned clinical trials could result in increased costs to Remix, delay or limit Remix’s ability to generate revenue or adversely affect Remix’s commercial prospects.
Before obtaining approval from regulatory authorities for the commercialization of any of its product candidates, Remix must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate in humans. Before it can initiate clinical trials for any product candidates, Remix must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and its proposed clinical trial protocol, as part of an IND or similar regulatory submission. The FDA or comparable foreign regulatory authorities may require Remix to conduct additional preclinical studies for any product candidate before it allows Remix to initiate clinical trials under any IND or similar regulatory submission, which may lead to delays and increase the costs of its preclinical development programs. Moreover, even if Remix commences clinical trials, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Any such delays in the commencement or completion of Remix’s ongoing and planned clinical trials for its product candidates could significantly affect its product development timelines and product development costs and harm its financial position.
Remix may experience delays in initiating or completing clinical trials or reporting data readouts for such trials, due to unforeseen events or otherwise, that could delay or prevent its ability to receive regulatory approval or commercialize its current and any future product candidates, including:
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regulators, such as the FDA or comparable foreign regulatory authorities, Institutional Review Boards (“IRBs”) or ethics committees may impose additional requirements before permitting Remix to initiate a clinical trial, may not authorize Remix or its investigators to commence or conduct a clinical trial at a prospective trial site, may not allow Remix to amend trial protocols or regulators may disagree as to the design or implementation of its clinical trials and require that Remix modify or amend its clinical trial protocols or statistical analysis plans;

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Remix may experience delays in reaching, or fail to reach, agreement on acceptable terms with CROs or with individual clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among trial sites;

•	delays in identifying, recruiting and training suitable clinical investigators;
•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional participants or withdrawing their approval of the trial;
•	changes or amendments to Remix’s clinical trial protocols;
•	clinical trial sites may deviate from the trial protocol, fail to ensure the integrity of the data being collected at the site or drop out of a trial;
•	failure by any of Remix’s third-party contractors to perform in accordance with good clinical practices (“GCP”) requirements or applicable regulatory rules and guidelines in other countries;
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the number of participants required for clinical trials may be larger than Remix anticipates, Remix may experience difficulty in finding and enrolling sufficient qualified patients for its trials, enrollment in clinical trials may be slower than it anticipates or participants may drop out or fail to return for post-treatment follow-up at a higher rate than it anticipates;

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participants may fail to enroll or remain in Remix’s trials at the rate it expects, or fail to return for post-treatment follow-up, including participants failing to remain in its trials due to movement;

•	patients choosing an alternative product for the indications for which Remix is developing its product candidates, or participating in competing clinical trials;
•	the cost of clinical trials may be greater than Remix anticipates;

•	the quality or quantity of data relating to Remix’s product candidates or other materials necessary to conduct its clinical trials may be inadequate to initiate or complete a given clinical trial;
•	Remix may experience difficulties in manufacturing, or fail to manufacture, sufficient quantities of its product candidates for use in clinical trials;
•	participants experiencing severe or serious unexpected drug-related adverse events;
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reports from clinical testing conducted by other companies of other therapies in the same class of agents that could be considered similar to Remix’s product candidates may raise safety, tolerability or efficacy concerns about its product candidates;

•	Remix may lack adequate funding to initiate or continue one or more of its clinical trials;
•	selection of clinical endpoints that require prolonged periods of clinical observation or extended analysis of the resulting data;
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a facility manufacturing Remix’s product candidates or any of their components may violate current Good Manufacturing Practice (cGMP) regulations or other applicable requirements, which could lead to adverse FDA or other regulatory authority action or otherwise delay its development programs;

•	changes to Remix’s manufacturing processes may be necessary or desired;
•	third-party contractors being unwilling or unable to satisfy their contractual obligations to Remix in a timely or accurate manner;
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third-party contractors could become debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case Remix may need to find a substitute contractor, and Remix may not be able to use some or all of the data produced by such contractors in support of its planned marketing applications; and

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clinical trials of Remix’s product candidates may fail to show appropriate safety, tolerability or efficacy, may produce negative or inconclusive results or may otherwise fail to improve on the existing standard of care, and Remix may decide, or regulators may require it, to conduct additional clinical trials or Remix may decide to abandon product development programs.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations and guidelines, and remain subject to oversight by these governmental agencies as well as ethics committees or IRBs responsible for overseeing the conduct of clinical trials and ensuring the welfare of the research participants. Remix could similarly encounter delays if a clinical trial is suspended or terminated by it, the IRBs of the institutions in which such trials are being conducted, the FDA or comparable foreign regulatory authorities or the Data Safety Monitoring Board for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or its clinical trial protocols, adverse findings from inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities, unforeseen safety issues or adverse side effects, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and Remix may need to amend clinical trial protocols to comply with these changes. Amendments may require Remix to resubmit its clinical trial protocols to regulators or to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results.
Further, conducting clinical trials in foreign countries, as Remix may do for its product candidates, presents additional risks that may delay completion of its clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.
Many of the factors that cause, or lead to, a delay in the commencement or completion of, or the termination or suspension of clinical trials may also ultimately lead to the denial of regulatory approval of Remix’s product candidates. Further, the FDA may disagree with its interpretation of data from clinical trials or may change the requirements for approval even after it has reviewed and commented on the design for its clinical trials.

Ultimately, Remix’s product development costs will increase if Remix experiences delays in clinical testing or in seeking regulatory approvals. Remix does not know whether any of its clinical trials will begin as planned, will need to be redesigned or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which Remix may have the exclusive right to commercialize its product candidates and may allow its competitors to bring products to market before Remix does, potentially impairing its ability to successfully commercialize its product candidates, if approved. Any delays or increase in costs in Remix’s clinical development programs may harm its business, financial condition, results of operations and prospects.
Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Remix’s control, which could adversely affect its business, operating results and prospects.
Patient enrollment is a significant factor impacting the duration of Remix’s clinical trials, along with treatment duration and completion of required follow-up periods. Clinical trials may be prolonged, or Remix may not be able to initiate or continue clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of eligible patients to participate as required by the FDA or applicable foreign authorities. Remix also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for its planned clinical trials and monitoring such patients adequately during and after treatment. Additionally, other pharmaceutical companies targeting these same diseases are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll Remix’s clinical trials. In addition, the process of finding and diagnosing patients may prove costly.
The eligibility criteria of Remix’s clinical trials, once established, may further limit the pool of available trial participants. If the actual number of patients with these diseases is smaller than Remix anticipates, it may encounter difficulties in enrolling patients in its clinical trials, thereby delaying or preventing development and approval of its product candidates. Even once enrolled, Remix may be unable to retain a sufficient number of patients to complete any of its trials.
The timely completion of clinical trials in accordance with their protocols depends on, among other things, Remix’s ability to enroll a sufficient number of patients who remain in the study until its conclusion. Remix may experience difficulties in patient enrollment or retention in its clinical trials for a variety of reasons. Patient enrollment and retention in clinical trials depends on many factors, including:
•	the size and nature of the patient population;
•	the severity of the disease or condition under investigation;
•	the design of the trial protocol;
•	the existing body of safety and efficacy data for the product candidate;
•	the number and nature of competing treatments and ongoing clinical trials of competing therapies for the same indication;
•	efforts by Remix and its CROs to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians;
•	the proximity of patients to clinical sites;
•	the eligibility criteria for the trial;
•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	the ability to adequately monitor patients during a trial;
•	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied;
•	the risk that patients will drop out of a trial before completing all site visits; and
•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.
Furthermore, Remix’s efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in its clinical trials. If Remix encounters any delays in enrolling such additional participants, this may further delay its clinical trial. In addition, any negative results Remix may report in clinical trials of its product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on Remix’s ability to develop its product candidates, or could render further development impossible. Further, if patients drop out of its clinical trials, miss scheduled doses or follow-up visits, or otherwise fail to follow clinical trial protocols, the integrity of data from its clinical trials may be compromised or not accepted by the FDA or applicable foreign authorities, which would represent a significant setback for the applicable program. In addition, Remix may rely on CROs and clinical trial sites to ensure proper and timely conduct of its future clinical trials and, while it has entered and intends to enter into agreements governing their services, it will be limited in its ability to compel their actual performance. Such delays or failures could adversely affect its business, operating results, financial condition and prospects.
Serious adverse events, undesirable side effects or other unexpected properties of Remix’s product candidates may be identified during development or after approval, which could lead to the discontinuation or failure of its clinical development programs, refusal by regulatory authorities to approve its product candidates or, if discovered following regulatory approval, revocation of marketing authorizations or limitations on the use of its product candidates, any of which would limit the commercial potential of such product candidate.
As is the case with oncology drugs generally, it is likely that there may be side effects and adverse events associated with use of Remix’s product candidates. Results of Remix’s clinical trials could reveal a high and unacceptable severity and prevalence of expected or unexpected adverse events or unexpected characteristics. Undesirable effects caused by its product candidates when used alone or in combination with other therapies could cause Remix or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label, or lead to the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Any drug-related adverse events could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm Remix’s business, financial condition, results of operations, and prospects significantly.
It is possible that as Remix tests its product candidates in larger, longer, and more extensive clinical trials, including with different dosing regimens, or as the use of these product candidates becomes more widespread following any regulatory approval, more illnesses, injuries, discomforts, and other adverse events than were observed in earlier trials, as well as new conditions that did not occur or went undetected in previous trials, may be discovered. If such side effects become known later in development or upon approval, if any, such findings may harm its business, financial condition, and prospects significantly.
In addition, Remix may decide to study its product candidates in combination with other therapies, which may exacerbate adverse events associated with such product candidates. Patients treated with its product candidates may also be undergoing surgical, radiation, and/or chemotherapy treatments, which can cause side effects or adverse events that are unrelated to its product candidates but may still impact the success of its clinical trials. The inclusion of critically ill patients in its clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, Remix expects that some of the patients enrolled in its clinical trials will die or experience major clinical events either during the course of its clinical trials or after participating in such trials.
If Remix’s product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, Remix may elect to halt or abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial value for the product candidate if approved. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.
In addition, if any of Remix’s product candidates receive regulatory approval, the FDA could require it to include a black box warning in the product label or adopt a Risk Evaluation and Mitigation Strategy (REMS), to ensure that the benefits of the product outweigh its risks, which may include a medication guide outlining the risks of the drug for distribution to patients and a communication plan to health care practitioners. For example, the FDA could require Remix to adopt a REMS to ensure that the benefits of treatment with such product candidates outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Furthermore, if Remix or others later identify undesirable side effects caused by its product candidates, several other potentially significant negative consequences could result, including:
•	regulatory authorities may suspend or withdraw approvals of such product candidate;
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regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	Remix may be required to change the way a product candidate is administered or conduct additional clinical trials;
•	Remix could be sued and held liable for harm caused to patients;
•	Remix could be subject to fines, injunctions, or the imposition of criminal or civil penalties;
•	if approved, Remix may need to conduct a recall, market withdrawal or similar post-market action;
•	if approved, Remix may be forced to suspend marketing of that product, or decide to remove the product from the marketplace; and
•	if approved, the product may become less competitive, and Remix’s reputation may suffer.
Any of these events could prevent Remix from achieving or maintaining market acceptance of its product candidates and could significantly harm its business, prospects, financial condition and results of operations.
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if Remix is ultimately unable to obtain regulatory approval for its product candidates, its business will be substantially harmed.
The clinical development, manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution of Remix’s product candidates are subject to extensive regulation by the FDA in the U.S. and by comparable foreign regulatory authorities in foreign markets. In the U.S., Remix is not permitted to market its product candidates in the U.S. until it receives regulatory approval of an NDA from the FDA. The process of obtaining such regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA and comparable regulatory have substantial discretion in the approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval of a product candidate is never guaranteed. Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized.
Prior to obtaining approval to commercialize a product candidate in the U.S. or abroad, Remix must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if Remix believes available nonclinical or clinical data support the safety and/or efficacy of its product candidates, such data may not be sufficient to obtain approval from the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require Remix to conduct additional preclinical studies or clinical trials for its product candidates either prior to or post-approval, or may object to elements of its clinical development program.
The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:
•	such authorities may disagree with the design or execution of Remix’s clinical trials;
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negative or ambiguous results from Remix’s clinical trials or results may not meet the level of statistical significance or persuasiveness required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects may be experienced by participants in Remix’s clinical trials or by individuals using drugs similar to its product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which Remix seek approval;
•	such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;
•	Remix may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	such authorities may disagree with Remix’s interpretation of data from preclinical studies or clinical trials;
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such authorities may not agree that the data collected from clinical trials of Remix’s product candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree with Remix regarding the formulation, labeling and/or the product specifications of its product candidates;
•	approval may be granted only for indications that are significantly more limited than those sought by Remix, and/or may include significant restrictions on distribution and use;
•	such authorities may find deficiencies in the manufacturing processes or facilities of the third-party manufacturers with which Remix contract for clinical and commercial supplies; or
•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.
With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. Even if Remix eventually completes clinical trials and receives approval of an NDA or comparable foreign marketing application for its product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials and/or the implementation of a REMS, which may be required because the FDA believes it is necessary to ensure safe use of the product after approval. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact Remix’s business and prospects.
A Fast Track Designation from the FDA, even if granted for any of Remix’s product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that its product candidates will receive regulatory approval.
In March 2026, the FDA granted Fast Track designation for REM-422 for the treatment of patients with recurrent, metastatic or unresectable ACC whose tumors express MYB transcripts containing a poison exon. Depending on the data from its preclinical and clinical studies, Remix may decide to seek such designation for some or all of its other product candidates. The Fast Track program is intended to expedite or facilitate the process for reviewing product candidates that meet certain criteria. Specifically, drugs and biologics are eligible for Fast Track designation if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the application may be eligible for priority review. An NDA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.
The FDA has broad discretion whether or not to grant this designation. Even if Remix believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Remix does receive Fast Track Designation for any of its product candidates, such product candidates may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may also withdraw Fast Track Designation if it believes that the designation is no longer supported by data from

Remix’s clinical development program. Furthermore, such a designation does not increase the likelihood that REM-422 or any other product candidate that may be granted Fast Track designation will receive regulatory approval in the U.S. Many product candidates that have received Fast Track Designation have ultimately failed to obtain approval.
Remix may attempt to secure approval from the FDA through the use of the accelerated approval pathway. If it is unable to obtain such approval, Remix may be required to conduct additional preclinical studies or clinical trials beyond those that it contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary regulatory approvals. Even if Remix receives accelerated approval from the FDA, if its confirmatory trials do not verify clinical benefit, or if it does not comply with rigorous post-marketing requirements, the FDA may seek to withdraw any accelerated approval it has obtained.
Remix may in the future seek accelerated approval for one or more of its product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit.
The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional confirmatory studies to verity and describe the drug’s predicted clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit or are not completed in a timely manner, the FDA may withdraw its approval of the drug on an expedited basis. In addition, the Food and Drug Omnibus Reform Act of 2022, among other things, provided FDA additional statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under these provisions, the FDA may require a sponsor of a product seeking accelerated approval to have a confirmatory trial underway prior to such approval being granted.
Prior to seeking accelerated approval for any of its product candidates, Remix intends to seek feedback from the FDA and will otherwise evaluate its ability to seek and receive accelerated approval. There can be no assurance that after its evaluation of the feedback and other factors Remix will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Furthermore, if Remix decides to submit an application for accelerated approval for its product candidates, there can be no assurance that such application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA could also require Remix to conduct further studies prior to considering its application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for its product candidates would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm Remix’s competitive position in the marketplace.
If Remix is required by the FDA to obtain approval of a companion diagnostic in connection with approval of any of its product candidates, and it does not obtain, or faces delays in obtaining, FDA approval of such companion diagnostic, Remix will not be able to commercialize such product candidate and its ability to generate revenue will be materially impaired.
According to FDA guidance, if the FDA determines that a companion diagnostic in vitro device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. Depending on the data from its clinical trials, Remix may decide to collaborate with diagnostic companies during its clinical trial enrollment process to help identify patients with characteristics that it believes will be most likely to respond to its product candidates. If a satisfactory companion diagnostic is not commercially available in this situation, Remix may be required to develop or obtain such test, which would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.
Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable foreign regulatory authorities, and the FDA has generally required premarket approval of companion diagnostics for cancer therapies. The approval or clearance of a companion diagnostic as part of the therapeutic product’s further labeling limits the use of the therapeutic product to only those patients who express the specific characteristic that the companion diagnostic was developed to detect.
Further, in December 2025, the FDA proposed reclassifying certain nucleic acid-based in vitro tests intended as companion diagnostics for oncology therapeutics from Class III into Class II. If such reclassification proposals become finalized, any companion diagnostics that are the subject of the down-classification may no longer require premarket approval, but rather may be marketed pursuant to the generally less burdensome 510(k) clearance process. However, there is no assurance that any companion diagnostic required for Remix’s pharmaceutical development programs will benefit from the reclassification, or that the reclassification, even if it does occur, will result in a shorter timeline to development or marketing of the companion diagnostic.
If the FDA or a comparable foreign regulatory authority requires approval or clearance of a companion diagnostic for any of Remix’s product candidates, whether before or after the product candidate obtains regulatory approval, Remix and/or third-party collaborators may encounter difficulties in developing and obtaining approval or clearance for these companion diagnostics. Any delay or failure by Remix or third-party collaborators to develop or obtain regulatory approval or clearance of a companion diagnostic could delay or prevent approval or continued marketing of the relevant product. Remix or its collaborators may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent Remix from completing its clinical trials or commercializing its product candidates, if approved, on a timely or profitable basis, if at all.
Interim, topline and preliminary data from Remix’s preclinical studies and clinical trials that it announces or publishes from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, Remix may publicly disclose preliminary, interim, or topline data from its preclinical studies and clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, Remix may report responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations.
Remix also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that Remix reports may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data it previously published. As a result, topline data should be viewed with caution until the final data are available.
In addition, Remix may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that it may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm its business and prospects. Further, additional disclosure of interim data by Remix or by its competitors in the future could result in volatility in the price of its common stock.
In addition, the information Remix chooses to publicly disclose regarding a particular study or trial is typically selected from a more extensive amount of available information. Investors may not agree with what Remix determines is the material or otherwise appropriate information to include in its disclosure, and any information it determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or its business. If the preliminary or topline data that

Remix reports differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, any of its product candidates may be harmed, which could harm its business, financial condition, results of operations and prospects.
Issues relating to our use of artificial intelligence (“AI”) in the discovery and development of our product candidates could adversely affect our business and operating results.
We incorporate AI solutions into our platform technologies. There are significant risks involved in utilizing AI, including that AI-generated content, analyses, or recommendations we utilize could be deficient, that our competitors may more quickly or effectively adopt AI capabilities, or that our use of AI or other emerging technologies increases regulatory, cybersecurity and other significant risks. If our AI systems fail to achieve their intended purposes, such as identifying viable therapeutic candidates or targets, predicting biological outcomes, producing reproducible results, and other similar or related purposes, our product development efforts may be delayed or unsuccessful. If we are unable to successfully integrate and manage AI within our business, or if AI fails to deliver the expected benefits, our ability to develop our product candidates could be materially adversely affected.
Issues relating to the use of new and evolving technologies such as AI may cause us to experience brand or reputational harm, competitive harm, legal liability and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues. Known risks of AI currently include inaccuracy, bias, toxicity, intellectual property infringement or misappropriation, data privacy and cybersecurity issues and data provenance disputes. Perceived or actual technical, legal, compliance, privacy, security, ethical or other issues relating to the use of AI may cause public confidence in AI to be undermined, which could slow market acceptance of products discovered and developed using AI. In addition, litigation or government regulation related to the use of AI may also adversely impact our and others’ abilities to discover and develop products using AI, as well as increase the cost and complexity of doing so. For example, regulators may limit our ability to develop or implement our proprietary AI algorithms and/or may eliminate or restrict the confidentiality of our proprietary technology, which could have an adverse effect on our business, results of operations and financial condition.
We also face increased competition from other companies that are using AI and related methods for drug discovery and development, some of which have more resources than we do and may have developed more effective methods than we and any third-party collaborators have, which may reduce our and any third-party collaborators’ effectiveness in identifying potential product candidates and attracting additional collaborators to work with us. If our competitors are able to utilize new technologies more effectively (including but not limited to those that may involve AI or be created using AI) to discover, develop and commercialize products that compete with any of our product candidates or potential commercial products, such technologies could adversely impact our ability to compete.
Further, AI presents additional risks and challenges, especially as the use of these technologies becomes more important to our operations over time. AI may have or produce errors or inadequacies that are not easily detectable. The quality of AI outputs depends heavily on the quality and quantity of input data. If the data used to train AI or the content, analyses or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, incomplete, overbroad or biased, our business, financial condition and results of operations may be adversely affected. Developing, testing and deploying AI systems may also increase the cost profile of our product offerings due to the nature of the computing costs involved in such systems, which could impact our project margin and adversely affect our business and operating results.
The legal landscape and subsequent legal protection for the use of AI remains uncertain, and the increasing use of AI in drug discovery and development introduces new and evolving risks related to ownership, inventorship and protection of intellectual property generated by or with the assistance of AI technologies. For example, generative AI may be used improperly or inappropriately, which could lead to the tainting of our proprietary information and render us unable to qualify for certain patent or trade secret protection. Its use by people, including our vendors, employees, suppliers and contractors, with access to our proprietary and confidential information, including know-how, may continue to increase and may lead to the release of such information, which may impact our ability to realize the benefit of our intellectual property. If we do not have sufficient rights to collect or use the data on which our AI relies or to the outputs produced by our platform, we may incur liability through the alleged violation of certain laws, third-party privacy rights, online terms of service or other contracts to which we or our data providers are a party. Regulatory and legal frameworks governing inventions created with or using AI are still developing and may create uncertainty regarding our ability to secure and enforce rights in such inventions.

AI presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.
Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, AI presents risks and challenges that could impact our business. In addition to our platform technologies, we have adopted and integrated, and in the future may adopt and integrate, generative AI tools into our systems for specific use cases reviewed by legal and information security. Our vendors may incorporate generative AI tools into their offerings without disclosing this use to us, and the providers of these generative AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. If we, our vendors or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.
Our use of AI may also lead to novel and urgent cybersecurity and privacy risks, which may adversely affect our operations and reputation, as well as the operations of any third-party collaborators. Emerging ethical issues surround the use of AI, and we may be subject to reputational and legal risk if our deployment or use of AI becomes controversial. Our use of AI may also, in the future, result in cybersecurity incidents that implicate the personal data of customers or patients. Any such cybersecurity incidents related to our use of AI could adversely affect our reputation and results of operations.
A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of AI, and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of AI and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For example, the EU’s Artificial Intelligence Act entered into force on August 1, 2024, with most provisions becoming effective on August 2, 2026. This legislation imposes significant obligations on providers and deployers of AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. Likewise, in the U.S., several states, including Colorado and California, passed laws to regulate various AI uses, including AI used to make consequential decisions. In addition, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. The FDA, for example, issued draft guidance on the use of AI in regulatory decision-making for drug and biological products that centers on the context of use while establishing a credibility assessment framework for establishing and evaluating AI model outputs intended to support regulatory decision-making. If we develop or use AI systems governed by these laws or regulations, including as informed by regulatory guidance, we would need to meet higher standards of data quality, transparency, monitoring and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance. We expect other jurisdictions will adopt similar laws. Uncertainty in the legal regulatory regime may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, the nature of which cannot be determined at this time. The scope of requirements depends on legal and risk determinations that rely on novel legal provisions that have not yet been interpreted by courts or regulators, and non-compliance can lead to significant fines.
We utilize third-party open source software (“OSS”), which presents risks that could adversely affect our business and subject us to possible litigation.
We utilize software that is licensed from third parties under open source licenses, and we expect to continue to use such OSS in the future. We cannot ensure that we have effectively monitored our use of OSS, validated the quality or source of such software, or are in compliance with the terms of the applicable open source licenses or our policies and procedures. Use of OSS may entail greater risks than use of third-party commercial software because open source licensors generally do not provide support, updates or warranties or other contractual protections regarding infringement claims or the quality of the code. OSS may also be more susceptible to security vulnerabilities.

Third-party OSS providers could experience service outages, data loss, privacy breaches, cyber-attacks and other events relating to the applications and services they provide, which could diminish the utility of these services and harm our business. We also could be subject to lawsuits by third parties claiming that what we believe to be licensed OSS infringes such parties’ intellectual property rights, which could be costly for us to defend and require us to devote additional research and development resources to change our solutions. Some OSS licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of OSS we use. If we combine our proprietary software with OSS in a certain manner, we could, under certain of the OSS licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us. Although we monitor our use of OSS, the terms of many OSS licenses have not been interpreted by U.S. courts, and there is a risk that those licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our product candidates. We could be required to seek licenses from third parties in order to continue using our software, to re-engineer our software or to discontinue use of our software in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.
Remix faces substantial competition which may result in others discovering, developing or commercializing products before or more successfully than Remix does.
The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. In particular, precision oncology is a very competitive space and Remix has chosen to prioritize addressing well-validated biological targets, and therefore expects to face competition from existing products and products in development for each of its product candidates. While Remix believes that its technology, the expertise of its team, and its development experience and scientific knowledge provide it with competitive advantages, it faces increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that Remix successfully develops and commercializes may compete with existing therapies and new therapies that may become available in the future.
Many of Remix’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than Remix does. These competitors also compete with Remix in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in its competitors. As a result of all of these factors, Remix’s competitors may succeed in obtaining approval from the FDA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in its field before Remix does.
Remix’s commercial potential could be reduced or eliminated if its competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, and are more convenient or less expensive than products that it may develop. Its competitors also may obtain FDA or other regulatory approval for their products more rapidly than Remix can, which could result in its competitors establishing a strong market position before Remix is able to enter the market or could otherwise make its development more complicated. Remix believes the key competitive factors affecting the success of all of its programs are likely to be efficacy, safety and patient convenience. Even if the product candidates it develops obtain regulatory approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.
There are no FDA-approved drugs for ACC. However, there are competitors developing therapies for ACC, including Emi-Le, which is in development by Les Laboratoires Servier SAS (“Servier”), and RGT-61159, which is in development by Rgenta Therapeutics, Inc. (“Rgenta”).
Finally, there are numerous other investigational therapies, spanning many modalities, that are being evaluated preclinically and in clinical trials for various subtypes of AML.
Technological advances or products developed by Remix’s competitors may render its technologies or product candidates obsolete, less competitive or not economical. If Remix is unable to compete effectively, its opportunity to generate revenue from the sale of its products it may develop, if approved, could be adversely affected.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.
As product candidates progress through preclinical and clinical trials to regulatory approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. For example, Remix may introduce an alternative formulation of one or more of its product candidates during the course of its clinical trials. Such changes carry the risk that they will not achieve these intended objectives.
Any of these changes could cause Remix’s product candidates to perform differently and affect the results of clinical trials conducted with the altered materials, or adversely affect a product’s safety or profile that has been previously established. In particular, such changes could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Remix’s product candidates and jeopardize or impair its ability to commercialize its product candidates, if approved, and generate revenue.
Remix may develop its current or future product candidates in combination with other therapies, which would expose it to additional risks.
Remix may develop or seek strategic collaborations to develop its current or future product candidates in combination with one or more currently approved cancer therapies or therapies in development. Even if any of its current or future product candidates were to receive regulatory approval or be commercialized for use in combination with other existing therapies, Remix would continue to be subject to the risks that the FDA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of its product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which its product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. Such events could result in the need to identify other combination therapies for its product candidates or its own products being removed from the market or being less successful commercially. In addition, developing combination regimens may require that Remix adequately demonstrate the safety and efficacy of each therapy within the combination regimen, which may prove difficult, and otherwise require it to generate more data than it would in connection with a monotherapy program.
If the FDA, or other comparable foreign regulatory authorities do not approve or withdraw their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies Remix chooses to evaluate in combination with any of its current or future product candidates, Remix may be unable to obtain approval of or successfully market any one or all of the current or future product candidates it develops. Additionally, if the third-party providers of therapies or therapies in development used in combination with its current or future product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of its current or future product candidates, or if the cost of combination therapies are prohibitive, its development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.
Remix is conducting, and plans to conduct, some of its clinical trials outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case its development plans will be delayed, which could materially harm its business.
Remix has conducted or is conducting clinical trials for REM-422 in France, and will likely conduct additional clinical trials for REM-422 and its other product candidates at sites outside of the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or applicable foreign authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, regardless of whether the trials were conducted pursuant to an IND, the FDA will generally not approve an NDA on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the trial was not otherwise subject to an IND, the FDA will not accept the data as support for a submission unless the study was conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any applicable foreign authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or applicable foreign authorities do not accept any such data, Remix would likely be required to conduct additional clinical trials, which would be costly and time consuming, and delay aspects of its development plan, which could harm its business.
Conducting clinical trials outside the United States exposes Remix to additional risks, including risks associated with:
•	additional foreign regulatory requirements;
•	foreign exchange fluctuations;
•	compliance with foreign manufacturing, customs, shipment and storage requirements;
•	cultural differences in medical practice and clinical research; and
•	diminished protection of intellectual property in some countries.
Risks Related to the Commercialization of Remix’s Product Candidates
Remix’s product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.
Even if Remix’s product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of Remix’s approved product candidates will depend on a number of factors, including:
•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;
•	the timing of market introduction of the product candidate as well as competitive products;
•	the clinical indications for which a product candidate is approved;
•
restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a risk evaluation and mitigation strategy, if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of Remix’s product candidates over alternative treatments;
•	the cost of treatment in relation to alternative treatments;
•	the availability of coverage and adequate reimbursement by third-party payors, including government authorities;
•	the availability of an approved product candidate for use as a combination therapy;
•	relative convenience and ease of administration;
•
the willingness of the target patient population to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

•	the effectiveness of sales and marketing efforts;
•	unfavorable publicity relating to Remix’s product candidates; and
•	the approval of other new therapies for the same indications.
If any of Remix’s product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, Remix may not generate or derive sufficient revenue from that product candidate and its financial results could be negatively impacted.

The market opportunities for any product candidates Remix develops, if approved, may be limited to certain smaller patient subsets and may be smaller than it estimates them to be.
When cancer is detected early (referred to as localized disease), conventional treatments which include chemotherapy, hormone therapy, surgery and radiation therapy and/or selected targeted therapies may be adequate to cure the patient in many cases. However, once cancer has spread to other areas (advanced or metastatic disease), cancer treatments may not be sufficient to provide a cure but often can significantly prolong life without curing the cancer. First-line (1L) therapies designate treatments that are initially administered to patients with advanced or metastatic disease, while second-line (2L) and third or later line (3L+) therapies are administered to patients when the prior therapies lose their effectiveness. The FDA and other comparable foreign regulatory bodies often approve cancer therapies for a particular line of treatment. Typically, drug approvals are initially granted for use in later lines of treatment, but with additional evidence of significant efficacy from clinical trials, biopharmaceutical companies can successfully seek and gain approval for use in earlier lines of treatment.
Remix plans to initially seek approval of its product candidates in most instances at least as a second- or third-line therapy, for use in patients with advanced or metastatic cancer where at least one prior therapy has limited clinical benefit or has lost its effectiveness. For those product candidates that prove to be sufficiently safe and effective, if any, Remix would expect to seek approval as a 2L therapy and potentially ultimately as a 1L therapy. There is no guarantee that its product candidates, even if approved as a second, third or subsequent line of therapy would be approved for an earlier line of therapy, and prior to any such approvals Remix may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.
Remix’s projections of both the number of people who have the cancers it is targeting, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with its product candidates, are based on its beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the cancers that Remix is targeting. The potentially addressable patient population for Remix’s product candidates may be limited or may not be amenable to treatment with its product candidates. Consequently, even if Remix’s product candidates are approved, the number of patients that may be eligible for treatment with its product candidates may turn out to be much lower than expected. In addition, Remix has not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type. Even if Remix obtains significant market share for its products, if approved, if the potential target populations are small, it may never achieve profitability without obtaining regulatory approval for additional indications.
Any product candidates Remix develops may become subject to unfavorable third-party coverage and reimbursement policies, as well as pricing regulations.
The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of Remix’s product candidates that receive regulatory approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Remix to establish or maintain pricing sufficient to realize an adequate return on its investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Remix obtains regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Remix may not successfully commercialize any product candidate for which it obtains regulatory approval.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, no uniform policy for coverage and reimbursement for products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require Remix to provide scientific and clinical support for the use of its products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

As federal and state governments implement additional health care cost containment measures, including measures to lower prescription drug pricing, Remix cannot be sure that its products, if approved, will be covered by private or public payors, and if covered, whether the reimbursement will be adequate or competitive with other marketed products. Any actions by federal and state governments and health plans aimed at putting additional downward pressure on pharmaceutical pricing and health care costs could negatively impact coverage and reimbursement for Remix’s product candidates if approved, its revenue, and its ability to compete with other marketed products and to recoup the costs of its research and development. For further discussion, see “— Remix may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on its business and results of operations.”
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. Remix may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of its products. Nonetheless, Remix’s product candidates may not be considered medically necessary or cost effective. Remix cannot be sure that coverage and reimbursement will be available for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be.
In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for Remix’s product candidates, if approved.
Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and Remix believes the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as its product candidates. In many countries, particularly the countries of the European Union (EU), medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives regulatory approval. To obtain reimbursement or pricing approval in some countries, Remix may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Remix is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for Remix products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
If Remix is unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Remix receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Remix’s business entails a significant risk of product liability and if Remix is unable to obtain sufficient insurance coverage such inability could have an adverse effect on Remix’s business and financial condition.
Remix’s business exposes Remix to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of Remix’s development programs. If Remix succeeds in marketing products, such claims could result in an FDA or other regulatory authority investigation of the safety and effectiveness of Remix’s products, Remix’s manufacturing processes and facilities or Remix’s marketing programs. FDA or other regulatory authority investigations could potentially lead to a recall of Remix’s products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for Remix’s products, injury to Remix’s reputation, costs to defend the related litigation, a diversion of management’s time and Remix’s resources and substantial monetary awards to trial participants or patients. Remix currently has product liability insurance that Remix believes is appropriate for Remix’s stage of development and may need to obtain higher levels prior to advancing Remix’s product candidates into clinical trials or marketing any of Remix’s product candidates, if approved. Any insurance Remix has or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, Remix may be unable to obtain sufficient insurance at a reasonable cost to protect Remix against losses caused by product liability claims that could have an adverse effect on Remix’s business and financial condition.
Remix has never commercialized a product candidate as a company before and currently lacks the necessary expertise, personnel and resources to successfully commercialize any products on Remix’s own or together with suitable collaborators.
Remix has never commercialized a product candidate as a company. Remix may license certain rights with respect to Remix’s product candidates to collaborators, and, if so, Remix will rely on the assistance and guidance of those collaborators. For product candidates for which Remix retains commercialization rights and obtains regulatory approval, Remix will have to develop Remix’s own sales, marketing and supply organization or outsource these activities to a third party.
Factors that may affect Remix’s ability to commercialize its product candidates, if approved, on Remix’s own include recruiting and retaining adequate numbers of effective sales and marketing personnel, developing adequate educational and marketing programs to increase public acceptance of Remix’s approved product candidates, ensuring regulatory compliance of Remix’s company, employees and third parties under applicable healthcare laws, and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time consuming and could delay the launch of Remix’s product candidates upon approval. Remix may not be able to build an effective sales and marketing organization. If Remix is unable to build its own distribution and marketing capabilities or to find suitable partners for the commercialization of its product candidates, Remix may not generate revenues from them or be able to reach or sustain profitability.
Obtaining and maintaining regulatory approval of Remix’s product candidates in one jurisdiction does not mean that Remix will be successful in obtaining regulatory approval of Remix’s product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of Remix’s product candidates in one jurisdiction does not guarantee that Remix will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Remix intends to charge for Remix’s products is also subject to approval.
Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Remix and could delay or prevent the introduction of Remix’s products in certain countries. If Remix or any future collaborator fails to comply with the regulatory requirements in international markets or fails to receive applicable regulatory approvals, Remix’s target market will be reduced and Remix’s ability to realize the full market potential of Remix’s potential product candidates will be harmed.
Even if Remix’s product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.
For any regulatory approvals that Remix may receive for Remix’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for Remix’s product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with cGMPs and GCPs for any clinical trials. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs and other applicable regulations and standards. In addition, any regulatory approvals Remix may receive will require the submission of periodic reports to regulatory authorities and ongoing surveillance to monitor the safety and efficacy of the product. Such approvals may also contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS as a condition of approval of Remix’s product candidates, which could limit their commercial potential.
If Remix or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Remix, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA and other comparable foreign regulatory requirements may subject Remix’s company to administrative or judicially imposed sanctions, including:
•	restrictions on the marketing or manufacturing of Remix’s products, withdrawal of the product from the market or voluntary or mandatory product recalls;
•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;
•	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;
•	refusal by the FDA to approve pending applications or supplements to approved applications submitted, or suspension or revocation of approvals;
•	product seizures or detentions, or refusal to permit the import or export of Remix’s products; and
•	injunctions or the imposition of civil or criminal penalties.
The occurrence of any event or penalty described above may inhibit Remix’s ability to commercialize its product candidates and generate revenue and could require Remix to expend significant time and resources in response and could generate negative publicity.
In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay marketing authorization of any product candidates Remix develops. Remix also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Remix is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Remix is not able to maintain regulatory compliance, Remix may be subject to enforcement action and Remix may not achieve or sustain profitability.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. These regulations include standards and restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities involving the internet and off-label promotion. Any regulatory approval that the FDA grants is limited to those specific diseases and indications for which a product is deemed to be safe and effective by FDA. While physicians in the United States may choose, and are generally permitted, to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, Remix’s ability to promote any products will be narrowly limited to those indications that are specifically approved by the FDA.
If any of Remix’s product candidates are approved and it is found to have improperly promoted off-label uses of those products, Remix may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as Remix’s product candidates, if approved. If Remix is found to have promoted such off-label uses, it may become subject to significant liability. The United States federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If Remix cannot successfully manage the promotion of its product candidates, if approved, it could become subject to significant liability, which would materially adversely affect its business and financial condition.
Remix may fail to obtain orphan drug designations from the FDA for Remix’s product candidates, and even where Remix has obtained such designations, Remix may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
Regulatory authorities in some jurisdictions, including the U.S., may designate drugs designed to address relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States, where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the U.S., orphan designation entitles a party to financial incentives such as opportunities for grant funding for clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug for the same approved use or indication within such rare disease or condition for seven years, except in limited circumstances.
Remix has received the FDA Orphan Drug Designations for REM-422 for the treatment of ACC and for the treatment of acute AML. Remix may seek Orphan Drug Designations for REM-422 in other diseases or conditions or for its other product candidates. There can be no assurances that Remix will be able to obtain such designations. Even if Remix, or any future collaborators, obtain orphan drug designation for a product candidate, Remix, or they, may not be able to obtain or maintain orphan drug exclusivity for that product candidate. Further, even if Remix, or any future collaborators, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active ingredients may be approved for the same uses or indications. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same use or indication within the same rare disease or condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care with respect to the exclusivity-protected use or indication, or if the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity to meet the needs relating to the relevant indication or use. Orphan drug designation neither shortens the development or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
Remix may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on Remix’s business and results of operations.
Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Remix’s product candidates. Remix cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Remix is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance, Remix may lose any regulatory approval that it may have obtained, and it may not achieve or sustain profitability.
For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the United States pharmaceutical industry. The ACA, which, among other things, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; and provided incentives to programs that increase the federal government’s comparative effectiveness research. Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which among other things, extended enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminated the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in aggregate reductions to Medicare payments to providers, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2032. In addition, the American Rescue Plan Act of 2021, effective January 1, 2024, was signed into law, which eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. The cap was previously capped at 100% of the Average Manufacturer Price (AMP) for a covered outpatient drug.
In July 2025, the One Big Beautiful Bill Act, or OBBBA, was signed into law, which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits, which expired at the end of 2025. The OBBBA is anticipated to reduce the number of Americans with health insurance. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.
Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The IRA included prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single-source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one or more orphan designations and for which the only approved indication or indications are for rare diseases or conditions. Since the IRA’s passage, the government selected and negotiated two rounds of drugs and has announced a third round of drugs that have been selected for negotiation, which is currently the subject to several constitutional challenges. The outcome of these challenges on the IRA, and the effect of IRA on Remix’s business and the healthcare industry in general are not yet known.
On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate most-favored-nation, or MFN, price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if “significant progress” is not made, and also directing the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order further states that the Administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or considering individual drug importation waiver authorities) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to certain pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing, and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform developed by the federal government; however, it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices. In April 2026, the Trump administration issued a proclamation imposing tariffs under Section 232 of the Trade Expansion Act on imports of brand pharmaceuticals, biologics and associated pharmaceutical ingredients, beginning July 31, 2026. Exempted from these tariffs, among others, are companies that have executed or are negotiating agreements with the federal government regarding most favored nation pricing and onshoring of production and research and development.
On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing

Model, or GLOBE, for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs, or GUARD, model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals, if finalized, will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions for U.S. Medicaid, or GENEROUS Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In 2021, many states have passed or are considering state drug price transparency and reporting laws that substantially increase the compliance burdens on pharmaceutical manufacturers. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Trump administration on Remix and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent Remix from being able to generate revenue, attain profitability, or commercialize its product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on its business, and expose it to greater liability.
Remix is unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare, particularly as a result of the recent presidential election. These and any further changes in the law or regulatory framework that reduce Remix’s revenue or increase its costs could also have a material and adverse effect on its business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:
•	the demand for Remix’s product candidates, if it obtains regulatory approval;
•	Remix’s ability to set a price that it believes is fair for its products;
•	Remix’s ability to obtain coverage and reimbursement approval for a product;
•	Remix’s ability to generate revenue and achieve or maintain profitability;
•	the level of taxes that Remix is required to pay; and
•	the availability of capital.
Remix expects that other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that it receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Remix from being able to generate revenue, attain profitability or commercialize its product candidates.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. Remix cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of its product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent regulatory approval, as well as subject Remix to more stringent product labeling and post-marketing testing and other requirements.

Inadequate funding for the FDA, the SEC and other United States government agencies or comparable foreign regulatory authorities could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Remix’s business may rely, which could negatively impact its business.
The ability of the FDA or comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Remix’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Remix’s business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, which have led to substantial personnel changes, and it remains unclear the degree to which these efforts or the resulting changes in FDA personnel may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.
If a prolonged government shutdown occurs, or if funding shortages, staffing limitations or similar factors hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, such events could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process Remix’s regulatory submissions, which could have a material adverse effect on its business.
Remix’s relationships with employees, independent contractors, consultants, commercial collaborators, healthcare professionals, clinical investigators, CROs, suppliers, vendors and third-party payors in connection with Remix’s current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, and government price reporting, which could expose Remix to significant losses, including, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.
Remix is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, healthcare professionals, clinical investigators, CROs, suppliers, vendors and third-party payors may engage in misconduct or other improper activities. Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which Remix obtains regulatory approval. Remix’s current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Remix researches, as well as markets, sells and distributes its product candidates for which it obtains regulatory approval.
The laws that may affect Remix’s ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of Remix’s facts and circumstances;

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federal civil and criminal false claims laws, including the False Claims Act, or FCA, which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, including the Civil Monetary Penalties Law, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent, knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and the regulations that implement both laws (collectively, HIPAA), which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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the federal Physician Payments Sunshine Act, created under the ACA and its implementing regulations, which require applicable manufacturers of drugs, devices, biologics and medical supplies for which reimbursement is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS in HHS information related to payments or other transfers of value made to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare providers (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives.

Remix may also be subject to federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
Efforts to ensure that Remix’s current and future business arrangements with third parties will comply with applicable healthcare regulatory laws and regulations will involve ongoing substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that governmental authorities will conclude that Remix’s business practices, including certain advisory and consulting agreements it has entered into with physicians who are paid, in part, in the form of stock or stock options, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Remix’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to Remix, it may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, exclusion, debarment or refusal to allow Remix to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if Remix becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Remix’s operations, any of which could adversely affect its ability to operate its business and its results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if Remix is successful in defending against any such actions that may be brought against it, its business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom Remix expects to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect Remix’s business, results of operations, and financial condition.
The global data protection landscape is rapidly evolving, and Remix is or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal information, such as information that Remix may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and Remix cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on its business. This evolution may create uncertainty in its business, affect its ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in Remix’s contracts, result in liability or impose additional costs on it. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by Remix to comply with federal, state or foreign laws or regulations, its internal policies and procedures or its contracts governing its processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to Remix’s reputation, any of which could have a material adverse effect on Remix’s business, results of operation, and financial condition.
As Remix’s operations and business grow, it may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Remix may obtain health information from third parties, such as research institutions with which it collaborates, that are subject to privacy and security requirements under HIPAA. Although Remix does not believe that it is directly subject to HIPAA, other than potentially with respect to providing certain employee benefits, Remix could be subject to criminal penalties if it knowingly obtains or discloses individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA. Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for Remix and its future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (collectively, the CCPA) requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may also be required. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. For example,

Washington State enacted the Washington My Health My Data Act, which broadly defines consumer health data, creates a private right of action to allow individuals to sue for violations of the law, imposes stringent consent requirements, and grants consumers certain rights with respect to their health data, including to request deletion of their information. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that Remix is subject to or affected by HIPAA, the CCPA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect its financial condition.
Remix’s operations abroad may also be subject to increased scrutiny or attention from data protection authorities. For example, in Europe, the European Union General Data Protection Regulation (the EU GDPR) and in the United Kingdom, the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (the UK GDPR and together with the EU GDPR, referred to as the GDPR) impose strict requirements for processing the personal data of individuals within the European Economic Area (EEA) and the United Kingdom (UK). Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance under both the EU GDPR and UK GDPR of up to €20 million/ GBP 17.5 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change Remix’s data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union (CJEU) states that reliance on the standard contractual clauses a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its Adequacy Decision in relation to the new EU-US Data Privacy Framework (DPF), rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF.
In relation to such cross border transfers of personal data, Remix expects the existing legal complexity and uncertainty regarding international personal data transfers to continue, and international transfers to the United States, China, and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, Remix could suffer additional costs, complaints and/or regulatory investigations or fines; Remix may have to stop using certain tools and vendors and make other operational changes; Remix may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which Remix operates its business, and could adversely affect its business, operations and financial condition. As Remix continues to expand into other foreign countries and jurisdictions, it may be subject to additional laws and regulations that may affect how it conducts business.
Even though Remix believes it and its vendors are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain. Any failure or perceived failure by Remix to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against it by individuals, government agencies, or others. It could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to its business. Further, these proceedings and any subsequent adverse outcomes may subject it to significant negative publicity and an erosion of trust. If any of these events were to occur, its business, results of operations, and financial condition could be materially adversely affected.
Remix’s business activities may be subject to the U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws and anti-money laundering laws, including laws of other countries in which Remix operates, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit Remix’s ability to compete in foreign markets and subject Remix to liability if Remix violates them.
Remix is subject to the FCPA, the U.S. domestic public corruption and commercial bribery statutes contained in 18 U.S.C. § 201, the U.S. Travel Act and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States in which where Remix conducts its activities.

Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.
Remix may leverage third parties to sell its products and conduct its business abroad. Remix and its employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if Remix does not explicitly authorize such activities. Remix’s business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which Remix operates. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Remix’s business is heavily regulated and therefore may involve significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently, the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There can be no assurance that all of Remix’s employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which Remix may be ultimately held responsible. As Remix commercializes its product candidates and increases its international sales and business, its risks under these laws may increase. There is no certainty that all of Remix’s employees, agents or contractors, or those of its affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against Remix, its officers or its employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of its business. Any such violations could include prohibitions on Remix’s ability to offer its products in one or more countries and could materially damage its reputation, its brand, its international activities, its ability to attract and retain employees and its business, prospects, operating results and financial condition.
These laws also require that Remix keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While Remix has policies and procedures to address compliance with such laws, there can be no assurance that none of its employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of its policies and applicable law, for which Remix may be ultimately held responsible.
Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on Remix’s reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
In addition, Remix’s products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of Remix’s products, or its failure to obtain any required import or export authorization for its products, when applicable, could harm Remix’s international or domestic sales and adversely affect its revenue. Compliance with applicable regulatory requirements regarding the export of Remix’s products may create delays in the introduction of its products in international markets or, in some cases, prevent the export of its products to some countries altogether. Furthermore, United States export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by United States sanctions. If Remix fails to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of Remix’s products by, or in its decreased ability to export its products to, existing or potential customers with international operations. Any decreased use of Remix’s products or limitation on its ability to export or sell its products would likely adversely affect its business.
If Remix fails to comply with environmental, health and safety laws and regulations, Remix could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Remix’s business.
Remix is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes.
Remix’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Remix’s operations also produce hazardous waste products. Remix generally contracts with third parties for the disposal of these materials and wastes. Remix cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from its use of hazardous materials, Remix could be held liable for any resulting damages, and any liability could exceed its resources. Remix also could incur significant costs associated with civil or criminal fines and penalties.
Although Remix maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Remix does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, hazardous or radioactive materials.
Any legal proceedings or claims against Remix could be costly and time-consuming to defend and could harm Remix’s reputation regardless of the outcome.
Remix may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause Remix to incur significant expenses or liability, or require it to change its business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect Remix’s financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, Remix may, from time to time, settle disputes, even where it has meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect its business, financial condition, and results of operations.
Risks Related to Employee Matters, Managing Remix’s Growth and Other Risks Related to Remix’s Business
Remix’s success is highly dependent on its ability to attract, hire and retain highly skilled executive officers and employees.
Remix currently has a small team focused on research and development of small oncology therapies. Remix’s ability to discover and develop any product candidates is dependent on its chemists. To succeed, Remix must recruit, hire, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and Remix faces significant competition for experienced personnel. Remix is highly dependent on the principal members of its management and scientific and medical staff, particularly Peter Smith, its President, Chief Executive Officer and director and Dominic Reynolds, its Chief Scientific Officer. Charles Michaud, our Vice President of Finance, will serve as the interim Chief Financial Officer of the combined company while a search for a permanent Chief Financial Officer continues. If Remix does not succeed in attracting and retaining qualified personnel, particularly a Chief Financial Officer and other management level positions, it could adversely affect Remix’s ability to execute its business plan and harm its operating results. In particular, the loss of one or more of its executive officers could be detrimental to Remix if it cannot recruit suitable replacements in a timely manner. Remix does not maintain “Key Person” insurance for any of its executives or other employees. Remix could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in its employee recruitment and retention efforts.
Many of the other biotechnology companies that Remix competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than Remix does. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Remix has to offer. If Remix is unable to continue to attract and retain high-quality personnel, the rate and success at which it can discover, develop and commercialize its product candidates will be limited and the potential for successfully growing Remix’s business will be harmed.
Remix’s scientific and clinical advisors and consultants typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for Remix and their work for another entity, Remix may lose their services. Furthermore, Remix’s advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with Remix. In particular, if Remix is unable to maintain consulting or employment relationships with its scientific founders and other scientific and clinical advisors and consultants, or if they provide services to Remix’s competitors, Remix’s development and commercialization efforts will be impaired and its business will be significantly harmed.
Remix’s reliance on a limited number of employees who provide various administrative, research and development, and other services across Remix’s organization presents operational challenges that may adversely affect Remix’s business.
As of    , 2026, Remix had 46 full-time employees. Of these employees, 33 were engaged in research or product development and clinical activities. The small size of Remix’s centralized team may limit its ability to devote adequate personnel, time, and resources to support its operations or research and development activities, and the management of financial, accounting, and reporting matters. If Remix’s team fails to provide adequate administrative, research and development, or other services across Remix’s organization, its business, financial condition, and results of operations could be harmed.
Remix will need to grow the size and capabilities of its organization, and Remix may experience difficulties in managing this growth.
In order to successfully implement Remix’s development and commercialization plans and strategies, it expects to need significant additional managerial, operational, sales, marketing, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:
•	identifying, recruiting, integrating, maintaining, retaining and motivating Remix’s current and additional employees;
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managing Remix’s internal development efforts effectively, including the preclinical, clinical, FDA, EMA and other comparable foreign regulatory agencies’ review process for REM-422, while complying with any contractual obligations to contractors and other third parties;

•	managing increasing operational and managerial complexity; and
•	improving Remix’s operational, financial and management controls, reporting systems and procedures.
Remix’s future financial performance and its ability to successfully develop and, if approved, commercialize REM-422 and other research programs will depend, in part, on its ability to effectively manage any future growth, and its management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
Remix currently relies, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of research, clinical development and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to Remix on a timely basis when needed, or that it can find qualified replacements. In addition, if Remix is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by third-party service providers is compromised for any reason, its preclinical studies and clinical trials may be extended, delayed or terminated, and Remix may not be able to obtain regulatory approval for any of its product candidates or otherwise advance its business. There can be no assurance that Remix will be able to manage its existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.
If Remix is not able to effectively expand its organization by hiring new employees and/or engaging additional third-party service providers, Remix may not be able to successfully implement the tasks necessary to further develop and commercialize REM-422 and any other product candidates and, accordingly, may not achieve its research, development and commercialization goals.

Remix’s business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in its cybersecurity.
Remix collects and maintains information in digital form that is necessary to conduct its business, and Remix is increasingly dependent on information technology systems and infrastructure to operate its business. In the ordinary course of its business, Remix collects, stores and transmits confidential information, including intellectual property, proprietary business information, preclinical and clinical trial data, and personal information (collectively, Confidential Information). It is critical that Remix does so in a secure manner to maintain the confidentiality and integrity of such Confidential Information.
Remix’s information technology systems and those of Remix’s third-party service providers, strategic partners and other contractors or consultants are vulnerable to attack, damage and interruption from computer viruses and malware (e.g., ransomware), misconfigurations, “bugs” or other vulnerabilities, malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks and sophisticated nation-state and nation-state-supported actors. Remix has also outsourced elements of its information technology infrastructure, and as a result a number of third-party vendors may or could have access to Remix’s confidential information.
The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and evolved. If Remix or Remix’s third-party vendors were to experience a significant cybersecurity breach of Remix’s or their information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material. In addition, Remix’s remediation efforts may not be successful. If Remix does not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, Remix could suffer significant business disruption, including data loss or the loss of or damage to intellectual property or other proprietary information. There can also be no assurance that Remix’s and Remix’s third-party service providers’, strategic partners’, contractors’, consultants’, CROs’ and collaborators’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting Remix’s systems, networks and Confidential Information.
Remix and certain of its service providers are from time to time subject to cyberattacks and security incidents. While Remix does not believe that it has experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of Remix’s development programs and its business operations, whether due to a loss, corruption or unauthorized disclosure of its trade secrets, personal information or other proprietary or sensitive information or other similar disruptions. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of Remix’s therapeutic candidates could result in delays in its development and regulatory approval efforts and significantly increase its costs to recover or reproduce the data.
If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, and other parties pursuant to privacy and security laws. Any security compromise affecting us, Remix’s service providers, strategic partners, other contractors, consultants, or Remix’s industry, whether real or perceived, could harm Remix’s reputation, erode confidence in the effectiveness of its security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, Remix’s data or systems, or inappropriate disclosure of confidential or proprietary or personal information, Remix could incur liability, including litigation exposure, penalties and fines, Remix could become the subject of regulatory action or investigation, its competitive position could be harmed and the further development and commercialization of its products and services could be delayed. If such an event were to occur and cause interruptions in Remix’s operations, it could result in a material disruption of Remix’s business. Furthermore, federal, state and international laws and regulations can expose Remix to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if its information technology security efforts fail. Any adverse impact to the availability, integrity or confidentiality of Remix’s or third-party systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause Remix to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Remix may also be exposed to a risk of loss or litigation and potential liability, which could materially and adversely affect its business, results of operations or financial condition.
Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, Remix may be unable to anticipate these techniques or implement adequate preventative measures. Remix may also experience security breaches that may remain undetected for an extended period. Even if identified, Remix may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques — including artificial intelligence — that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.
Remix’s existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which it is exposed or may not be adequate to indemnify it for all or any portion of liabilities that may be imposed. Remix also cannot be certain that its existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim. Accordingly, if Remix’s cybersecurity measures, and those of its service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks) and the mishandling of data by Remix’s employees and third-party service providers, then its reputation, results of operations and financial condition could be adversely affected.
If Remix is unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market Remix’s product candidates, Remix may not be able to successfully sell or market Remix’s product candidates that obtain regulatory approval.
Remix currently does not have and has never had a marketing or sales team. In order to commercialize any product candidates, if approved, Remix must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which Remix may have approval to sell or market its product candidates. Remix may not be successful in accomplishing these required tasks.
Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize Remix’s product candidates will be expensive and time-consuming and will require significant attention of its executive officers to manage. Any failure or delay in the development of Remix’s internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of its product candidates that Remix obtains approval to market if Remix does not have arrangements in place with third parties to provide such services on its behalf. Alternatively, if Remix chooses to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems, Remix will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on its own. If Remix is unable to enter into such arrangements when needed, on acceptable terms or at all, Remix may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If Remix is unable to successfully commercialize its approved product candidates, either on its own or through collaborations with one or more third parties, Remix’s future product revenue will suffer, and it may incur significant additional losses.

A variety of risks associated with marketing Remix’s product candidates internationally could materially adversely affect Remix’s business.
Remix may seek regulatory approval of its product candidates outside of the United States and, accordingly, Remix expects that it will be subject to additional risks related to operating in foreign countries if it obtains the necessary approvals, including:
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differing regulatory requirements and reimbursement regimes in foreign countries, such as the lack of pathways for accelerated drug approval, may result in foreign regulatory approvals taking longer and being more costly than obtaining approval in the United States;

•	foreign regulatory authorities may disagree with the design, implementation or results of Remix’s clinical trials or its interpretation of data from nonclinical studies or clinical trials;
•	approval policies or regulations of foreign regulatory authorities may significantly change in a manner rendering Remix’s clinical data insufficient for approval;
•	impact of the COVID-19 virus or future pandemic and epidemic on Remix’s ability to produce its product candidates and conduct clinical trials in foreign countries;
•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with legal requirements applicable to privacy, data protection, information security and other matters;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	difficulties staffing and managing foreign operations;
•	complexities associated with managing multiple payor reimbursement regimes and government payors in foreign countries;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the FCPA or comparable foreign regulations;
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challenges enforcing Remix’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism, trade policies, treaties and tariffs.
These and other risks associated with international operations may materially adversely affect Remix’s ability to attain or maintain profitable operations.
Risks Related to Remix’s Intellectual Property Rights
Remix’s success depends on its ability to protect its intellectual property rights and its proprietary technologies. If Remix is unable to obtain, maintain, defend and enforce patent or other intellectual property protection for its product candidates or technology, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, its competitors or other third parties could develop and commercialize products similar or identical to Remix’s, and its ability to successfully commercialize its product candidates may be adversely affected.
Remix relies, and may in the future rely, upon a combination of patent, trade secret and trademark protection for its product candidates and proprietary technologies to prevent third parties from exploiting its achievements, thus eroding its competitive position in its market. These legal measures afford only limited protection, and competitors or others may gain access to or use Remix’s intellectual property and proprietary information. Remix’s success depends in large part on its ability to obtain, maintain, expand, enforce, and defend the scope, ownership or control, validity and enforceability of its intellectual property protection in the United States and other countries with respect to its product candidates and other proprietary technologies it may develop. Remix generally seeks, and may in the future seek, to protect its proprietary position, in part, by filing patent applications in the United States and abroad relating to its product candidates and technology, manufacturing processes and methods of use. Remix may also seek to protect its proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications from third parties. If Remix is unable to obtain, maintain, expand, enforce and defend the scope, ownership or control, validity and enforceability of its intellectual property protection, its business, financial condition, results of operations and prospects could be materially harmed.
Changes in either the patent laws or their interpretation in the United States and other jurisdictions may diminish Remix’s ability to protect its intellectual property, obtain, maintain, expand, enforce and defend its intellectual property rights and, more generally, could affect the value of its intellectual property or narrow the scope of its protection. Remix cannot predict whether the patent applications it currently or may in the future pursue or may in-license will issue as patents in any particular jurisdiction, whether the claims of any issued patents will provide sufficient protection against competitors or other third parties, or if these patents are challenged by its competitors, whether the patents will be found to be invalid, unenforceable, or not infringed or not owned or controlled by Remix. The patent prosecution process is expensive, time-consuming, and complex, and Remix may not be able to file, prosecute, maintain, enforce, defend or license all necessary or desirable patent applications or patents at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that Remix will fail to identify patentable aspects of its research and development output in time to obtain patent protection. Although Remix enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of its research and development output, such as its employees, licensees, third-party collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing Remix’s ability to seek patent protection. Consequently, Remix may not be able to prevent any third party from using any of its technology that is in the public domain to compete with its product candidates or technologies. In addition, Remix’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between its inventions and the prior art allow its inventions to be patentable in light of the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Remix cannot be certain that it or its licensors were the first to invent the inventions claimed in any of its licensed patents or pending patent applications, or that Remix was the first to make the inventions claimed in those owned or licensed patents or pending patent applications, or that Remix or its licensors were the first to file for patent protection of such other inventions. If a third party can establish that Remix was not the first to make or the first to file for patent protection of such other inventions, its owned and licensed patents and patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.
The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of Remix’s patent rights are highly uncertain. Its current and future patent applications may not result in patents being issued.
Any issued patents may not afford sufficient protection of Remix’s product candidates or their intended uses against competitors, nor can there be any assurance that the issued patents will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Further, even if these patents are granted, they may be difficult to enforce. Obtaining and maintaining Remix’s patent protection depends on compliance with various procedural, document submission, information disclosure, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated if Remix fails to comply with these requirements. In the event Remix experiences noncompliance events that cannot be corrected and it loses its patent rights, competitors could enter the market, which would have a material adverse effect on its business. Further, any issued patents that Remix owns or may license in the future covering its product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or other countries, including the U.S. Patent and Trademark Office (USPTO). Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. In addition, patent validity challenges may, under certain circumstances, be based upon non-statutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term, including a patent term adjustment granted by the USPTO. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Also, patent terms, including any extensions or adjustments that may or may not be available to Remix, may be inadequate to protect its competitive position on its product candidates for an adequate amount of time, and Remix may be subject to claims challenging the inventorship, ownership, validity, enforceability of its patents and/or other intellectual property. Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing Remix’s ability to protect its product candidates. Further, if Remix encounters delays in its development and testing of its product candidates, clinical trials or regulatory review and approval of its product candidates, the period of time during which it could market its product candidates under patent protection may be reduced, since any patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Thus, Remix’s patents may not provide it with sufficient rights to exclude others from commercializing products similar or identical to its own or afford it any meaningful competitive advantage.
Moreover, the claim coverage in a patent application can be significantly reduced before the corresponding patent is granted. Even if Remix’s owned or in-licensed patent applications issue as patents, they may not issue in a form that will provide it with any meaningful protection, prevent competitors or other third parties from competing with it or otherwise provide it with any competitive advantage. Any patents issuing from Remix’s owned or in-licensed patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, Remix does not know whether its product candidates and other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent is granted, Remix’s competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect its business, financial condition, results of operations and prospects. Furthermore, Remix’s competitors or other third parties may avail themselves of safe harbors under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments) to conduct research and clinical trials.
The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity, or enforceability and Remix’s owned or in-licensed patent rights may be challenged in the courts or patent offices in the United States and abroad. Remix may be subject to a post-grant proceeding at the USPTO challenging the validity of one or more claims of its patents or patents it may license in the future. Third-party submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on Remix’s pending patent application or patent application it may license in the future. A third party may also claim that Remix’s patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In addition, Remix may become involved in opposition, derivation, revocation, reexamination, reissue, interference proceedings or other similar proceedings in the United States and/or foreign jurisdictions challenging its patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, Remix’s patent rights, and may allow third parties, including generic drug companies, to commercialize its product candidates and other proprietary technologies it may develop and compete directly with Remix.
It is also possible that defects of form in the preparation or filing of Remix’s patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If there are material defects in the form, preparation, prosecution, or enforcement of Remix’s patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair Remix’s ability to prevent competition from third parties, which may have an adverse impact on its business.
Moreover, in the future, some of Remix’s patent rights may be co-owned with third parties. In the United States, each co-owner has the freedom to license and exploit the technology. If Remix is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patent rights, such co-owners may be able to license their rights to other third parties, including Remix’s competitors, and its competitors could market competing products and technology. In addition, Remix may need the cooperation of any such co-owners of such patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to it. Any of the foregoing could have a material adverse effect on Remix’s competitive position, business, financial condition, results of operations and prospects.
Remix’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that Remix infringes their proprietary rights may result in liability for damages or prevent or delay its developmental and commercialization efforts.
Remix’s commercial success depends in part on its ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.
Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which Remix plans to commercialize its programs and in which it is developing other proprietary technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as Remix gains greater visibility and market exposure as a public company, the risk increases that its therapeutic programs and commercializing activities may give rise to claims of infringement of the patent rights of others. Remix cannot guarantee that its therapeutic programs and other proprietary technologies it develops will not infringe existing or future patents owned by third parties. Remix may not be aware of patents that have already been issued for which a third party, such as a competitor in the fields in which it is developing its therapeutic programs, might assert as infringed by Remix. It is also possible that patents owned by third parties of which Remix is aware, but which it does not believe it infringes or that it believes it has valid defenses to any claims of patent infringement, could be found to be infringed by Remix. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to Remix’s products or product candidates. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Remix may infringe. For example, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Remix’s product candidates or the use any such product candidates.
In the event that any third-party claims that Remix infringes their patents or that Remix is otherwise employing their proprietary technology without authorization and initiates litigation against it, even if Remix believes such claims are without merit, a court could hold that such patents are valid, enforceable and infringed by Remix. Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from Remix’s business, and may impact its reputation. In the event of a successful claim of infringement against Remix, it may be enjoined from further developing or commercializing the infringing products or technologies. In addition, Remix may be required to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign its infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. Such licenses may not be available on commercially reasonable terms or at all. Even if Remix is able to obtain a license, the license would likely obligate it to pay license fees or royalties or both, and the rights granted to it might be nonexclusive, which could result in its competitors gaining access to the same intellectual property. If Remix is unable to obtain a necessary license to a third-party patent on commercially reasonable terms or at all, it may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm its business. In addition, Remix may in the future pursue patent challenges with respect to third-party patents, including as a defense against the foregoing infringement claims. The outcome of such challenges is unpredictable.
Even if resolved in Remix’s favor, the foregoing proceedings could be very expensive, particularly for a company of Remix’s size, and time-consuming. Such proceedings could substantially increase its operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Remix may not have sufficient financial or other resources to conduct such proceedings adequately. Some of its competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than Remix can because of greater financial resources. Such proceedings may also absorb significant time of Remix’s technical and management personnel and distract them from their normal responsibilities. Uncertainties resulting from such proceedings could impair Remix’s ability to compete in the marketplace. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Remix’s common stock. The occurrence of any of the foregoing could have a material adverse effect on Remix’s business, financial condition, results of operations and prospects.
Remix may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in Remix’s favor, these legal proceedings may cause it to incur significant expenses, and could distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Remix’s common stock. Such proceedings could substantially increase its operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Remix may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than Remix can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent proceedings could compromise Remix’s ability to compete in the marketplace. If Remix does not prevail in the patent proceedings the third parties may assert a claim of patent infringement directed at its product candidates.
Remix may be involved in lawsuits to protect or enforce its patents or its future licensors’ patents, which could be expensive, time consuming and unsuccessful. Further, its issued patents or its future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.
Remix’s patent rights may be subject to priority, validity, inventorship, ownership and enforceability disputes. Legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming and likely to divert significant resources from Remix’s core business, including distracting its management and scientific personnel from their normal responsibilities and generally harm its business. If Remix or its licensors are unsuccessful in any of these proceedings, such patents and patent applications may be narrowed, invalidated or held unenforceable. Any of the foregoing could have a material adverse effect on Remix’s business, financial condition, results of operations and prospects.
If Remix initiates legal proceedings against a third party to enforce a patent covering its product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, lack of sufficient written description, failure to claim patent-eligible subject matter or obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading or inconsistent statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, shortening the term of or amendment to Remix’s owned or in-licensed patent rights or any patent rights it may obtain or license in the future in such a way that they no longer cover its product candidates or prevent third parties from competing with its product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Remix cannot be certain that there is no invalidating prior art, of which it or its licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, Remix would lose at least part, and perhaps all, of the patent protection for its product candidates. Such a loss of patent protection would have a material adverse impact on Remix’s business, financial condition, results of operations and prospects.
In addition, if the breadth or strength of protection provided by Remix’s patents and patent applications or the patents and patent applications of its future licensors is threatened, it could dissuade companies from collaborating with Remix to license, develop or commercialize current or future product candidates.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Remix’s intellectual property rights, there is a risk that some of its confidential information could be compromised by disclosure during this type of litigation or other proceedings.
Finally, the issuance of a patent does not give Remix the right to practice the patented invention. Third parties may have blocking patents that could prevent Remix from marketing its own patented product and practicing its own patented technology.
Intellectual property litigation may lead to unfavorable publicity that harms Remix’s reputation and causes the market price of its common shares to decline.
During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of Remix’s existing product candidates, approved products, programs or intellectual property could be diminished. Accordingly, the market price of shares of Remix’s common stock may decline. Such announcements could also harm Remix’s reputation or the market for its future products, which could have a material adverse effect on its business.
Remix may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect its ability to develop and market its products and product candidates.
Remix cannot guarantee that any of its or its licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can Remix be certain that it or its licensors have identified or will identify each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of its current and future products and product candidates in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering Remix’s product candidates could have been filed by others without its knowledge. The scope of a patent claim is determined by the interpretation of the law, the words of a patent claim, the written disclosure in a patent and the patent’s prosecution history. Remix’s interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact its ability to market its products. Remix may incorrectly determine that its products or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Alternatively, Remix may incorrectly determine that the Hatch-Waxman Amendments are a defense for a safe harbor to infringement of a patent it considers relevant to the research or clinical development of its product candidates. Remix’s determination of the expiration date of any patent in the United States or abroad that it considers relevant may be incorrect, and Remix may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Remix’s failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products and product candidates. If Remix fails to identify and correctly interpret relevant patents, it may be subject to infringement claims. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that Remix infringes. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, Remix may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that its products and business operations infringe or violate the intellectual property rights of others. Remix cannot guarantee that it will be able to successfully settle or otherwise resolve such infringement claims. If Remix fails in any such dispute, in addition to being forced to pay damages, it may be temporarily or permanently prohibited from commercializing any of its product candidates that are held to be infringing. Remix might, if possible, also be forced to redesign product candidates or services so that it no longer infringes the third-party intellectual property rights. Any of these events, even if Remix were ultimately to prevail, could require it to divert substantial financial and management resources that it would otherwise be able to devote to its business.

Changes in United States patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing Remix’s ability to protect its product candidates.
As is the case with other pharmaceutical companies, Remix’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of Remix’s intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Remix cannot predict the breadth of claims that may be allowed or enforced in its patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to Remix.
Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the America Invents Act) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before Remix or its licensors could therefore be awarded a patent covering an invention of Remix or its licensors even if Remix or its licensors had made the invention before it was made by such third party. This requires Remix to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Remix cannot be certain that it or its licensors are the first to either (i) file any patent application related to its product candidates and other proprietary technologies it may develop or (ii) invent any of the inventions claimed in its patents or patent applications.
The America Invents Act also included a number of significant changes that affect the way patent applications filed after March 2013 are prosecuted and also affect patent litigation. These include allowing third party protests and submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Remix’s owned or in-licensed patent claims or any patent claims it may license in the future that would not have been invalidated if first challenged by the third party as a defendant in a district court action.
In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent United States Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, the U.S. Supreme Court held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the Patent Act. As such, Remix’s patent rights with functional claims may be vulnerable to third party challenges seeking to invalidate these claims for lacking enablement or adequate support in the specification. In addition to increasing uncertainty with regard to Remix’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken Remix’s ability to obtain new patents or to enforce its existing patent and the patents it might obtain or license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken Remix’s ability to obtain new patents or to enforce patents that it has or may obtain or license in the future.
For example, on June 1, 2023, the European Union Patent Package (EU Patent Package) regulations were implemented with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (UPC) for litigation involving European patents. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC, unless otherwise opted out. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Remix’s European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. Remix may decide to opt out its future European patents from the UPC, but doing so may preclude it from realizing the benefits of the UPC. Moreover, if Remix does not meet all of the formalities and requirements for opt-out under the UPC, its future European patents could remain under the jurisdiction of the UPC. The UPC will provide Remix’s competitors with a new forum to centrally revoke its European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Such a loss of patent protection could have a material adverse impact on Remix’s business and its ability to commercialize its technology and its product candidates due to increased competition and, resultantly, on its business, financial condition, results of operations and prospects. The UPC and Unitary Patent are significant changes in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation in the UPC.
Remix may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.
Remix may also be subject to claims that former employees or other third parties have an ownership interest in its patents or other intellectual property. Remix may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing its product candidates. Although it is Remix’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Remix, Remix may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Remix regards as its own, and Remix cannot be certain that its agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which Remix may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If Remix fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on its business. Even if Remix is successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees. Any of the foregoing could have a material adverse effect on Remix’s business, financial condition, results of operations and prospects.
The USPTO has taken the position that inventors and joint inventors named on U.S. patents and patent applications must be natural persons, and that, for AI-assisted inventions, patent protection may be available only where one or more natural persons made a legally sufficient contribution to the claimed invention. The USPTO’s guidance requires the inventorship analysis to focus on human contributions to the conception of the claimed invention, and not merely on the use, operation or ownership of an AI system. As a result, if an AI system materially contributes to the conception of an invention and no natural person can be shown to have made the required contribution to one or more claims, we may be unable to obtain patent protection for those claims, or any patents that issue could be challenged as invalid or unenforceable.
Patent terms may be inadequate to protect Remix’s competitive position on its product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Remix’s product candidates are obtained, once the patent life has expired, Remix may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Remix’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to its own. If Remix does not have sufficient patent life to protect its products, its business, financial condition, results of operations and prospects will be adversely affected.

If Remix does not obtain patent term extension and equivalent extensions outside of the United States for its product candidates, its business may be materially harmed.
Depending upon the timing, duration and specifics of FDA marketing approval of Remix’s product candidates, one or more of its United States patents or those of its future licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act). The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of Remix’s product candidates. However, Remix may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Remix requests. If Remix is unable to obtain patent term extension or restoration or the term of any such extension is less than it requests, its competitors may obtain approval of competing products following its patent expiration, and its revenue could be reduced, possibly materially. Further, if this occurs, Remix’s competitors may take advantage of its investment in development and trials by referencing its clinical and preclinical data and launch their product earlier than might otherwise be the case.
Remix may not be able to protect its intellectual property rights throughout the world.
Although Remix has pending patent applications in the United States and will have pending patent applications in other countries in the future, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, other countries may impose substantial restrictions on the scope of claims, including limiting patent protection to specifically disclosed embodiments. Consequently, Remix may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its intellectual property in and into the United States or other jurisdictions. Consequently, Remix may not be able to prevent third parties from practicing its inventions in all countries outside the United States or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use Remix’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Remix has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Remix’s product candidates, and its current patents, the patents of its future licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Remix to stop the infringement of its patents or its future licensors’ patents or marketing of competing products in violation of its proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a heightened standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, Remix may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.
Proceedings to enforce Remix’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents or the patents of its future licensors at risk of being invalidated or interpreted narrowly and its patent applications or the patent applications of its future licensors at risk of not issuing and could provoke third parties to assert claims against Remix. Remix may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Remix’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Remix is forced to grant a license to third parties with respect to any patents relevant to its business, its competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected. In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of Remix’s patent applications or those of any future licensors and the maintenance, enforcement or defense of its issued patents which could impair its competitive intellectual property position. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, Remix would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia.
Obtaining and maintaining Remix’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.
The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In some circumstances, Remix is dependent on its licensors to take the necessary action to comply with these requirements with respect to its licensed intellectual property. For example, periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of Remix’s owned or licensed patents and applications. In certain circumstances, Remix may rely on its licensing partners to pay these fees due to the U.S. and non-U.S. patent agencies. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on Remix’s business, financial condition, results of operations and prospects.
The USPTO and various non-U.S. government agencies require compliance with certain foreign filing requirements during the patent application process. For example, in some countries, including the United States, China, India and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors, including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some, but not all cases, for example in China and India, a foreign filing license cannot be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the relevant markets with similar or identical products or technology, which could have a material adverse effect on Remix’s business, financial condition, results of operations and prospects. Remix may also be dependent on its licensors to take the necessary actions to comply with these requirements with respect to its licensed intellectual property.
Public health pandemics (such as the COVID-19 pandemic), geopolitical instability (war and terrorism), natural disasters, or similar events may impair Remix’s and its licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect Remix’s ability to obtain or maintain patent protection for its product candidates.
If Remix’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its markets of interest and its business may be adversely affected.
Remix intends to use trademarks or trade names to brand its products. Its trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Remix may not be able to protect its rights to these trademarks and trade names, which it needs to build name recognition among potential partners or customers in its markets of interest. During trademark registration proceedings, Remix may receive rejections of its applications by the USPTO or in other foreign jurisdictions. Although Remix is given an opportunity to respond to such rejections, it may be unable to overcome them. In the event that Remix’s trademarks are successfully challenged or determined to be infringing, misappropriating or violating other marks, it could be forced to rebrand its products, which could result in loss of brand recognition, and could require it to devote resources to advertising and marketing new brands. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Remix’s trademarks, which may not survive such proceedings. Moreover, any name Remix may propose to use with its product candidates in the United States must be approved by the FDA, regardless of whether it has registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of Remix’s proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe, misappropriate or otherwise violate the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.
Remix may not be able to obtain, protect or enforce its rights to these trademarks and trade names, which it needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to Remix’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, misappropriation, dilution or other claims brought by owners of other registered trademarks or trademarks that incorporate variations of Remix’s registered or unregistered trademarks or trade names. Over the long term, if Remix is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively and its business may be adversely affected. Remix’s efforts to obtain, enforce or protect its proprietary rights related to trademarks, trade names, domain name, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its business, financial condition, results of operations and prospects.
If Remix is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.
In addition to seeking patent protection for its product candidates and proprietary technologies, Remix may rely on trade secret protection and confidentiality agreements to protect its unpatented know-how, technology, and other proprietary information and to maintain its competitive position. Remix seeks to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as its employees, licensees, third-party collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. Remix also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Trade secrets and know-how can be difficult to protect. Remix cannot guarantee that it has entered into applicable agreements with each party that may have or have had access to its trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose Remix’s proprietary information, including its trade secrets, and Remix may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and Remix does not know whether the steps it has taken to protect its proprietary technologies will be effective. Remix cannot guarantee that any potential trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of Remix’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Remix would have no right to prevent them from using that technology or information to compete with it. Furthermore, others may independently discover similar trade secrets and proprietary information. Remix may also need to share its trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, Remix may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If any of Remix’s trade secrets were to be disclosed or misappropriated or if any such information were to be independently developed by a competitor or other third party, its competitive position would be materially and adversely harmed.
Remix may be subject to claims that third parties have an ownership interest in its trade secrets. For example, Remix may have disputes arise from conflicting obligations of its employees, consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging ownership of Remix’s trade secrets. If Remix fails in defending any such claims, in addition to paying monetary damages, it may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to its product candidates and other proprietary technologies it may develop. Such an outcome could have a material adverse effect on Remix’s business. Even if Remix is successful in defending against such claims, litigation could result in substantial costs and be a distraction to its management and other employees. Any of the foregoing could have a material adverse effect on Remix’s business, financial condition, results of operations and prospects.
Remix may be subject to claims that it or its employees, consultants or advisors have wrongfully used or disclosed alleged confidential information or trade secrets of their current or former employers or claims asserting ownership of what Remix regards as its own intellectual property.
Some of Remix’s employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although Remix tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for Remix, Remix may be subject to claims that it or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If Remix fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Remix is successful in defending against such claims, litigation could result in substantial costs and be a distraction to its management.
In addition, while it is Remix’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Remix, Remix may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Remix regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Remix may be forced to bring claims against third parties, or defend claims that they may bring against Remix, to determine the ownership of what Remix regards as its intellectual property. Such claims could have a material adverse effect on Remix’s business, financial condition, results of operations and prospects.
Because Remix’s development programs may in the future require the use of proprietary rights held by third parties, the growth of its business may depend in part on its ability to acquire, in-license, or use these third-party proprietary rights.
Because Remix’s development programs may in the future require the use of proprietary rights held by third parties, the growth of its business may depend in part on its ability to acquire, in-license, or use these third-party proprietary rights. Remix may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that it identifies as necessary for development and commercialization of its product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Remix may consider attractive or necessary. These established companies may have a competitive advantage over Remix due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Remix to be a competitor may be unwilling to assign or license rights to it. Remix also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. If Remix is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights it has, it may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Remix’s rights to develop and commercialize its technology and product candidates may be subject, in part, to the terms and conditions of licenses granted to it by others.
Remix may enter into license agreements in the future with others to advance its existing or future research or allow commercialization of its existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which Remix may wish to develop or commercialize its technology and products in the future.
In addition, subject to the terms of any such license agreements, Remix may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that it licenses from third parties. In such an event, Remix cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of its business. If Remix’s future licensors fail to prosecute, maintain, enforce, and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights Remix has licensed may be reduced or eliminated, and its right to develop and commercialize any of its future product candidates that are subject of such licensed rights could be adversely affected.
Remix’s future licensors may rely on third-party consultants or collaborators or on funds from third parties such that Remix’s future licensors are not the sole and exclusive owners of the patents they in-license. If other third parties have ownership rights to Remix’s future in-licensed patents, they may be able to license such patents to Remix’s competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Remix’s competitive position, business, financial conditions, results of operations, and prospects.
It is possible that Remix may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if Remix is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to Remix. In that event, Remix may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Remix is unable to do so, it may be unable to develop or commercialize the affected product candidates, which could harm its business, financial condition, results of operations, and prospects significantly. Remix cannot provide any assurances that third-party patents do not exist which might be enforced against its current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting its manufacture or future sales, or, with respect to its future sales, an obligation on its part to pay royalties and/or other forms of compensation to third parties, which could be significant.
If Remix fails to comply with its obligations in the agreements under which it licenses intellectual property rights from third parties or otherwise experiences disruptions to its business relationships with its future licensors, it could lose license rights that are important to its business.
Disputes may arise between Remix and its future licensors regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which Remix’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	Remix’s right to sublicense patents and other rights to third parties under its license arrangements or collaborative development relationships;
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Remix’s diligence obligations with respect to the use of the l icensed technology in relation to its development and commercialization of its product candidates and what activities satisfy those diligence obligations;

•	Remix’s right to transfer or assign the license;
•	The inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Remix’s future licensors and Remix and its partners; and
•	The priority of invention of patented technology.
In addition, the agreements under which Remix licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Remix believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Remix believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that Remix licenses in the future prevent or impair its ability to maintain its licensing arrangements on commercially acceptable terms, it may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on its business, financial conditions, results of operations, and prospects.
Despite Remix’s best efforts, its future licensors might conclude that Remix materially breached its license agreements and might therefore terminate the license agreements, thereby removing its ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to Remix’s. This could have a material adverse effect on Remix’s competitive position, business, financial conditions, results of operations, and prospects.
The patent protection and patent prosecution for some of Remix’s product candidates may be dependent on third parties.
While Remix normally seeks to obtain the right to control prosecution, maintenance and enforcement of the patents relating to its product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to its product candidates are controlled by its future licensors or collaboration partners. If any of Remix’s future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of its business, including by payment of all applicable fees for patents covering its product candidates, Remix could lose its rights to the intellectual property or its exclusivity with respect to those rights, its ability to develop and commercialize those product candidates may be adversely affected and Remix may not be able to prevent competitors from making, using and selling competing products. In addition, even where Remix has the right to control patent prosecution of patents and patent applications it has licensed to and from third parties, Remix may still be adversely affected or prejudiced by actions or inactions of its licensees, its future licensors and their counsel that took place prior to the date upon which Remix assumed control over patent prosecution.
Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for United States-based companies. Compliance with such regulations may limit Remix’s exclusive rights and limit its ability to contract with non-United States manufacturers.
Although Remix does not currently own issued patents or pending patent applications that have been generated through the use of United States government funding, it may acquire or license in the future intellectual property rights that have been generated through the use of United States government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the United States government has certain rights in inventions developed with government funding. These United States government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the United States government has the right, under certain limited circumstances, to require Remix to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations, also referred to as march-in rights. If the United States government exercised its march-in rights in Remix’s future intellectual property rights that are generated through the use of United States government funding or grants, Remix could be forced to license or sublicense intellectual property developed by it or that it licenses on terms unfavorable to it, and there can be no assurance that Remix would receive compensation from the United States government for the exercise of such rights. The United States government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require Remix to expend substantial resources. In addition, the United States government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for United States industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for United States industry may limit Remix’s ability to contract with non-United States product manufacturers for products covered by such intellectual property.
Intellectual property rights do not necessarily address all potential threats to Remix’s competitive advantage.
The degree of future protection afforded by Remix’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect its business or permit it to maintain its competitive advantage. For example:
•	others may be able to develop products that are similar to Remix’s product candidates but that are not covered by the claims of the patents that Remix owns or licenses;
•	Remix or its future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that Remix owns or licenses;
•	Remix or its future licensors or collaborators might not have been the first to file patent applications covering certain of its inventions;
•	others may independently develop similar or alternative technologies or duplicate any of Remix’s technologies without infringing its intellectual property rights;
•	it is possible that the pending patent applications Remix owns or licenses will not lead to issued patents;
•	issued patents that Remix owns or licenses may be held invalid or unenforceable as a result of legal challenges by its competitors;
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Remix’s competitors might conduct research and development activities in countries where it does not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

•	Remix may not develop additional proprietary technologies that are patentable;
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Remix or its licensors may fail to meet obligations to the U.S. government with respect to any future in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	Remix may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of its programs;
•	Remix may not successfully commercialize the product candidates, if approved, before its relevant patents expire;
•	The patents of others or pending or future applications of others may have an adverse effect of Remix’s business; and
•	Remix may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, it could significantly harm Remix’s business, results of operations and prospects.
Risks Related to Remix’s Dependence on Third Parties
Remix relies on third parties to conduct preclinical studies and clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.
Remix is dependent on third parties to conduct its clinical trials and preclinical studies. Specifically, Remix relies on, and will continue to rely on, medical institutions, clinical investigators, CROs and consultants to conduct preclinical studies and clinical trials, in each case in accordance with trial protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. Though Remix expects to carefully manage its relationships with such CROs, investigators and other third parties, there can be no assurance that Remix will not encounter challenges or delays in the future, or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects. Further, while Remix has and will have agreements governing the activities of its third-party contractors, Remix has limited influence over their actual performance. Nevertheless, Remix is responsible for ensuring that each of its clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards and requirements, and Remix’s reliance on its CROs and other third parties does not relieve it of its regulatory responsibilities.
In addition, Remix and its CROs are required to comply with Good Laboratory Practice (“GLP”) and GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities, for Remix’s product candidates in clinical development. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Remix or any of its CROs or trial sites fail to comply with applicable GLP, GCP or other requirements, the data generated in its clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require Remix to perform additional clinical trials before approving its marketing applications, if ever. Furthermore, Remix’s clinical trials must be conducted with materials manufactured in accordance with cGMP regulations. Failure to comply with these regulations may require Remix to repeat clinical trials, which would delay the regulatory approval process.
There is no guarantee that any of Remix’s CROs, investigators or other third parties will devote adequate time and resources to such trials or studies or perform as contractually required. If any of these third parties fails to meet expected deadlines, adhere to Remix’s clinical protocols or meet regulatory requirements, or otherwise perform in a substandard manner, Remix’s clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom Remix contracts may also have relationships with other commercial entities, including its competitors, for whom they may also be conducting clinical trials or other activities that could harm Remix’s competitive position.
In addition, principal investigators for Remix’s clinical trials may be asked to serve as scientific advisors or consultants to Remix from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any NDA Remix submits. Any such delay or rejection could prevent Remix from commercializing its product candidates.
In addition, Remix’s CROs have the right to terminate their agreements with Remix in the event of an uncured material breach and under other specified circumstances. If any of Remix’s relationships with these third parties terminate, it may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires Remix’s management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact Remix’s ability to meet its desired clinical development timelines. Though Remix works to carefully manage its relationships with its CROs, investigators and other third parties, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects.
Remix contracts with third parties for the manufacture of its product candidates for preclinical studies and clinical trials and expects to do so ultimately for commercialization, and the loss of these third parties or their inability to supply Remix with sufficient quality and quantities of its product candidates or such quantities at an acceptable cost could delay, prevent or impair its development or commercialization efforts.
Remix does not currently have the infrastructure or internal capability to manufacture supplies of its product candidates for use in development and commercialization. Remix relies, and expects to continue to rely, on third-party manufacturers for the production of its product candidates for preclinical studies and clinical trials under the guidance of members of its organization. Any supply interruption in limited or sole sourced materials could materially harm Remix’s ability to manufacture its product candidates until a new source of supply, if any, could be identified and qualified. Remix may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. To date, Remix has obtained active pharmaceutical ingredients (API) and drug product for its product candidates from certain single-source contract manufacturing organizations (CMOs). Any performance failures by such CMOs could materially harm Remix’s business. Remix does not have long-term supply agreements, and it purchases its required drug product on a purchase order basis, which means that aside from any binding purchase orders it has from time to time, its supplier could cease supplying to Remix or change the terms on which it is willing to continue supplying to Remix at any time. If Remix were to experience an unexpected loss of supply of any of its product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, it could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing preclinical studies or clinical trials.
Remix expects to continue to rely on third-party manufacturers for the commercial supply of any of its product candidates for which it obtains regulatory approval. Remix may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if Remix is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:
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the failure of the third party to manufacture Remix’s product candidates according to Remix’s schedule and specifications, or at all, including if Remix’s third-party contractors give greater priority to the supply of other products over its product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between Remix and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising or prices or renegotiation of terms;
•	the termination or nonrenewal of arrangements or agreements by Remix’s third-party contractors at a time that is costly or inconvenient for Remix;
•	the breach by the third-party contractors of Remix’s agreements with them;
•	the failure of third-party contractors to comply with applicable regulatory requirements, including cGMPs;
•	the breach by the third-party contractors of Remix’s agreements with them;
•	the failure of the third party to manufacture Remix’s product candidates according to its specifications;
•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;
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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of Remix’s proprietary information, including its trade secrets and know how.
Remix does not have complete control over all aspects of the manufacturing process of its contract manufacturing partners and is dependent on these contract manufacturing partners for compliance with cGMP regulations for manufacturing both APIs and finished drug products. To date, Remix has obtained API and drug product for its product candidates from single-source third party CMOs. Remix is in the process of developing its supply chain for each of its product candidates and intends to put in place framework agreements under which third-party CMOs will generally provide Remix with necessary quantities of API and drug product on a project-by-project basis based on its development needs. As Remix advances its product candidates through development, it will consider its lack of redundant supply for the API and drug product for each of its product candidates to protect against any potential supply disruptions. However, Remix may be unsuccessful in putting in place such framework agreements or protecting against potential supply disruptions.
Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If Remix’s CMOs cannot successfully manufacture material that conforms to its specifications and the strict regulatory requirements of the FDA or comparable regulatory authorities, they will not be able to secure and/or maintain approval for use of their manufacturing facilities in connection with Remix’s product candidates. In addition, Remix does not have control over the ability of its CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of Remix’s product candidates or if it withdraws any such approval in the future, Remix will need to find alternative manufacturing facilities, and those new facilities would need to be inspected and approved by FDA or comparable regulatory authority prior to commencing manufacturing, which would significantly impact Remix’s ability to develop, obtain regulatory approval for or market its product candidates, if approved. Remix’s failure, or the failure of its third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Remix, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Remix’s product candidates or drugs and harm its business and results of operations.
In addition, certain CMOs and CROs outside of the U.S. could become subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies. For example, the U.S. BIOSECURE Act, which was enacted in December 2025, prohibits federal agencies from procuring or using any biotechnology equipment or services from “biotechnology companies of concern”, or entering into, extending, or renewing any contracts with entities that use such biotechnology equipment or services from “biotechnology companies of concern”. Congress has interpreted a “biotechnology company of concern” as an entity that is under the control of a foreign adversary and that poses a risk to national security based on its research or multiomic data collection (e.g., collection of genomic information). While the U.S. BIOSECURE Act has a grandfathering period of five years for existing contracts, and has carveouts for manufacture of drugs for supply under Medicaid and Medicare Part B, subject to the Secretary of Veteran Affairs’ discretion, the impact of the U.S. BIOSECURE Act on the biotechnology industry is uncertain. If the foreign CROs and CMOs we rely on in the future become subject to trade restrictions, sanctions, increased tariffs or other regulatory requirements by the U.S. government (including designation as a “biotechnology company of concern” under the U.S. BIOSECURE Act), or if the U.S. or other foreign governments take retaliatory actions due to recent or increased tensions between the U.S. and other countries, it may have the potential to severely restrict the ability of U.S. biopharmaceutical companies like us to purchase services or products from, or otherwise collaborate with, certain “biotechnology companies of concern” without losing the ability to contract with, or otherwise receive funding from, the U.S. government.
Remix’s current and anticipated future dependence upon others for the manufacture of its product candidates may adversely affect its future profit margins and its ability to commercialize any product candidates that receive regulatory approval on a timely and competitive basis.
If Remix’s third-party manufacturers use hazardous materials in a manner that causes injury or violates applicable law, Remix may be liable for damages.
Remix’s research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by its third-party manufacturers. Remix’s manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although Remix believes that its manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, it cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Remix may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt its business operations. In the event of an accident, Remix could be held liable for damages or penalized with fines, and the liability could exceed its resources. Remix does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair Remix’s research, development and production efforts, which could harm its business, prospects, financial condition or results of operations.
If Remix engages in future acquisitions or strategic partnerships, this may increase Remix’s capital requirements, dilute Remix’s stockholders, cause Remix to incur debt or assume contingent liabilities, and subject Remix to other risks.
From time to time, Remix evaluates various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, product candidates, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:
•	increased operating expenses and cash requirements;
•	the assumption of additional indebtedness or contingent liabilities;
•	the issuance of Remix’s equity securities;
•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of Remix’s management’s attention from its existing programs and initiatives in pursuing such a strategic merger or acquisition;
•	retention of key employees, the loss of key personnel and uncertainties in Remix’s ability to maintain key business relationships;
•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products, product candidates and regulatory approvals; and
•
Remix’s inability to generate revenue from acquired technology and/or products sufficient to meet its objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if Remix undertakes acquisitions or pursues partnerships in the future, it may issue dilutive securities, assume or incur debt obligations, incur large onetime expenses and acquire intangible assets that could result in significant future amortization expense.
If Remix decides to establish additional collaborations but is not able to establish those collaborations on commercially reasonable terms, Remix may have to alter its development and commercialization plans.
Remix’s drug development programs, and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. Remix may seek to selectively form additional collaborations to expand its capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Remix may also seek strategic collaborations to develop combination therapy strategies for its portfolio products, and/or maximize portfolio value globally through selective co-development and/or commercialization collaborations. Any of these relationships may require Remix to incur non-recurring and other charges, increase its near-and long-term expenditures, issue securities that dilute its existing stockholders, or disrupt its management and business.
Remix faces significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether Remix reaches a definitive agreement for a collaboration depends, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies or clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to Remix’s ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with Remix for its product candidate. Further, Remix may not be successful in its efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.
In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if Remix is successful in entering into a collaboration, the terms and conditions of that collaboration may restrict it from entering into future agreements on certain terms with potential collaborators.
If and when Remix seeks to enter into collaborations, it may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Remix is unable to do so, it may have to curtail the development of a product candidate, reduce or delay its development program or one or more of its other research programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Remix elects to increase its expenditures to fund development or commercialization activities on its own, it may need to obtain additional capital, which may not be available to Remix on acceptable terms or at all. If Remix does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

Remix has entered a collaboration with Roche for the development and commercialization of product candidates. Remix may in the future enter additional collaborations. If those collaborations are not successful, Remix may not be able to capitalize on the market potential of these product candidates.
Remix has entered into a collaboration with Roche and may enter into additional collaborations and licenses with other third parties in the future. For some programs, Remix also depends on, or may in the future depend on, third party collaborators to design and conduct its research development program. Remix will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of its product candidates. Remix’s ability to generate revenue from these arrangements will depend on its collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving Remix’s product candidates would pose numerous risks to Remix, including the following:
•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;
•
collaborators may deemphasize or not pursue development and commercialization of Remix’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

•
collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•
collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Remix’s product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Remix’s;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of Remix’s product relative to other products;
•	Remix may grant exclusive rights to its collaborators that would prevent it from collaborating with others;
•
collaborators may not properly obtain, maintain, defend or enforce Remix’s intellectual property rights or may use its proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate its proprietary information and intellectual property or expose Remix to potential litigation or other intellectual property related proceedings;

•
disputes may arise between the collaborators and Remix that result in the delay or termination of the research, development or commercialization of Remix’s product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;
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collaborators may not provide Remix with timely and accurate information regarding development progress and activities under the collaboration or may limit Remix’s ability to share such information, which could adversely impact its ability to report progress to its investors and otherwise plan its own development of its product candidates;

•
collaborators may own or co-own intellectual property covering Remix’s products or product candidates that result from Remix collaborating with them, and in such cases, Remix would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Risks Related to Remix’s Common Stock
Remix’s operating results may fluctuate significantly, which makes its future operating results difficult to predict and could cause Remix’s operating results to fall below expectations or its guidance.
Remix’s quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for Remix to predict its future operating results. From time to time, Remix may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of Remix’s revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in Remix’s operating results from one period to the next.
In addition, Remix measures compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by its board of directors, and recognizes the cost as an expense over the employee’s requisite service period. As the variables that Remix uses as a basis for valuing these awards change over time, the magnitude of the expense that it must recognize may vary significantly.
Furthermore, Remix’s operating results may fluctuate due to a variety of other factors, many of which are outside of its control and may be difficult to predict, including the following:
•	the timing and cost of, and level of investment in, research and development activities relating to Remix’s programs, which will change from time to time;
•	Remix’s ability to enroll patients in clinical trials and the timing of enrollment;
•
the cost of manufacturing Remix’s current product candidates and any future product candidates, which may vary depending on FDA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of Remix’s agreements with manufacturers;

•	expenditures that Remix will or may incur to acquire or develop additional product candidates and technologies or other assets;
•	the timing and outcomes of preclinical studies and clinical trials for REM-422 and any product candidates from Remix’s research programs, or competing product candidates;
•	the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;
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competition from existing and potential future products that compete with REM-422, or any of Remix’s research programs, and changes in the competitive landscape of its industry, including consolidation among Remix’s competitors or partners;

•	any delays in regulatory review or approval of REM-422, or any of Remix’s other research programs;
•	the level of demand for any of Remix’s product candidates, if approved, which may fluctuate significantly and be difficult to predict;
•
the risk/benefit profile, cost and reimbursement policies with respect to Remix’s product candidates, if approved, and existing and potential future products that compete with REM-422, or any of Remix’s other research programs;

•	Remix’s ability to commercialize REM-422, or any of its research programs, if approved, inside and outside of the United States, either independently or working with third parties;
•	Remix’s ability to establish and maintain collaborations, licensing or other arrangements;
•	Remix’s ability to adequately support future growth;
•	potential unforeseen business disruptions that increase Remix’s costs or expenses;
•	future accounting pronouncements or changes in Remix’s accounting policies; and
•	the changing and volatile global economic and political environment.
The cumulative effect of these factors could result in large fluctuations and unpredictability in Remix’s quarterly and annual operating results. As a result, comparing Remix’s operating results on a period-to-period basis may not be meaningful. Investors should not rely on Remix’s past results as an indication of its future performance. This variability and unpredictability could also result in Remix’s failing to meet the expectations of industry or financial analysts or investors for any period. If Remix’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts it may provide to the market, or if the forecasts Remix provides to the market are below the expectations of analysts or investors, the price of Remix’s common stock could decline substantially. Such a stock price decline could occur even when Remix has met any previously publicly stated guidance it may provide.
Remix will need substantial additional funding before Remix can complete the development of its product candidates. If Remix is unable to obtain such additional capital on favorable terms, on a timely basis or at all, Remix would be forced to delay, reduce or eliminate its product development and clinical programs and may not have the capital required to otherwise operate Remix’s business.
Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. Remix has not generated any revenues from the commercial sale of products and will not be able to generate any product revenues until, and only if, Remix receives approval to sell its product candidates from the FDA or other regulatory authorities. Remix expects its current cash, together with the net proceeds from the Transaction and related financing, to fund operations into early 2028. However, as Remix has not generated any revenue from commercial sales to date and does not expect to generate any revenue for several years, if ever, Remix will need to raise substantial additional capital in order to fund its general corporate activities and to fund Remix’s research and development, including its currently planned clinical trials and plans for new clinical trials and product development.
Remix may seek to raise additional funds through various potential sources, such as equity and debt financings, or through strategic collaborations and license agreements. Remix can give no assurances that it will be able to secure such additional sources of funds to support its operations or, if such funds are available, that such additional financing will be sufficient to meet its needs. Moreover, to the extent that Remix raises additional funds by issuing equity securities, Remix’s stockholders may experience additional significant dilution and new investors could gain rights, preferences and privileges senior to the holders of common stock. Debt financing, if available, may involve restrictive covenants. To the extent that it raises additional funds through collaboration and licensing arrangements, Remix may be necessary to relinquish some rights to its technologies or product candidates, or grant licenses on terms that may not be favorable.
Given Remix’s capital constraints, Remix will need to prioritize spending on its clinical and preclinical programs. If Remix is unable to raise sufficient funds to support its current and planned operations, Remix may elect to discontinue certain of its ongoing activities or programs. Remix’s inability to raise additional funds could also prevent it from taking advantage of opportunities to pursue promising new or existing programs in the future.
Remix’s forecasts regarding its beliefs in the sufficiency of Remix’s financial resources to support its current and planned operations are forward-looking statements and involve significant risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. These estimates are based on assumptions that may prove to be wrong, and Remix could utilize its available capital resources sooner than currently expected.
Remix will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.
Remix will incur significant legal, accounting and other expenses as a public company that it did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. Some of Remix’s management team have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that it complies with all of these requirements. Any changes Remix makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for Remix to attract and retain qualified persons to serve on the board of directors or on--board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Once Remix is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, Remix will be subject to additional laws and regulations affecting public companies that will increase Remix’s costs and the demands on management and could harm its operating results.
Remix is subject to the reporting requirements of the Exchange Act, which requires, among other things, that Remix file with the SEC, annual, quarterly and current reports with respect to Remix’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a smaller reporting company, Remix may take advantage of exemptions from various requirements such as an exemption from the requirement to have Remix’s independent auditors attest to its internal control over financial reporting under Section 404 of the Sarbanes Oxley Act as well as an exemption from the “say on pay” voting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Once Remix is no longer a smaller reporting company or otherwise qualifies for these exemptions, it will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If Remix is not able to comply with the requirements in a timely manner or at all, Remix’s financial condition or the market price of its common stock may be harmed. For example, if Remix or Remix’s independent auditor identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses Remix could face additional costs to remedy those deficiencies, the market price of Remix’s stock could decline or Remix could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.
Remix does not anticipate that it will pay any cash dividends in the foreseeable future.
The current expectation is that Remix will retain its future earnings, if any, to fund the growth of its business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of Remix will be investors’ sole source of gain, if any, for the foreseeable future.
There may not be an active trading market for Remix’s common stock may and Remix’s stockholders may not be able to resell their shares of common stock for a profit, if at all.
An active trading market for Remix’s shares of common stock may not be sustained. If an active market for Remix’s common stock is not sustained, it may be difficult for Remix’s stockholders to sell their shares at an attractive price or at all.
Remix’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to Remix’s stockholders for approval.
Remix’s executive officers, directors and principal stockholders, in the aggregate, beneficially own approximately 93.3% of Remix’s outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to Remix’s stockholders for approval, as well as Remix’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of Remix’s assets. This concentration of voting power could delay or prevent an acquisition of Remix on terms that other stockholders may desire.
Remix may be exposed to increased litigation, including stockholder litigation, which could have an adverse effect on Remix’s business and operations.
Remix may be exposed to increased litigation from stockholders, suppliers and other third parties due to the combination of Remix’s business. Such litigation may have an adverse impact on Remix’s business and results of operations or may cause disruptions to its operations. In addition, in the past, stockholders have initiated class action lawsuits against biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against Remix, could cause Remix to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on its business, financial condition and results of operations.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about Remix, Remix’s business or Remix’s market, Remix’s stock price and trading volume could decline.
The trading market for Remix’s common stock will be influenced by the research and reports that equity research analysts publish about Remix and Remix’s business. Equity research analysts may elect not to provide research coverage of Remix’s common stock, and such lack of research coverage may adversely affect the market price of

Remix’s common stock. In the event Remix does have equity research analyst coverage, Remix will not have any control over the analysts or the content and opinions included in their reports. The price of Remix’s common stock could decline if one or more equity research analysts downgrade Remix’s stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of Remix or fails to publish reports on Remix regularly, demand for Remix’s common stock could decrease, which in turn could cause Remix’s stock price or trading volume to decline.
If Remix fails to maintain proper and effective internal control over financial reporting, Remix’s ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in Remix’s financial reporting, and the trading price of Remix’s common stock may decline.
Pursuant to Section 404 of Sarbanes-Oxley, Remix’s management will be required to report upon the effectiveness of Remix’s internal control over financial reporting. When Remix no longer qualifies as a “smaller reporting company”, Remix’s independent registered public accounting firm will be required to attest to the effectiveness of Remix’s internal control over financial reporting. The rules governing the standards that must be met for Remix’s management to assess Remix’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, Remix may need to upgrade its information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If Remix or, if required, Remix’s auditors are unable to conclude that Remix’s internal control over financial reporting is effective, investors may lose confidence in Remix’s financial reporting and the trading price of Remix’s common stock may decline.
There can be no assurance that there will not be material weaknesses or significant deficiencies in Remix’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit Remix’s ability to accurately report its financial condition, results of operations or cash flows. If Remix is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines Remix has a material weakness or significant deficiency in its internal control over financial reporting once that firm begins its Section 404 reviews, investors may lose confidence in the accuracy and completeness of Remix’s financial reports, the market price of its common stock could decline, and Remix could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.
General Risk Factors
Remix’s operations are vulnerable to interruption by flood, fire, earthquakes, power loss, telecommunications failure, terrorist activity, pandemics and other events beyond Remix’s control, which could harm Remix’s business.
Remix’s office facilities are located in Massachusetts. Remix has not undertaken a systematic analysis of the potential consequences to its business and financial results from a major blizzard, flood, fire, earthquake, power loss, telecommunications failure, terrorist activity, pandemics or other disasters and do not have a recovery plan for such disasters. In addition, Remix does not carry sufficient insurance to compensate Remix for actual losses from interruption of its business that may occur, and any losses or damages incurred by Remix could harm its business. The occurrence of any of these business disruptions could seriously harm Remix’s operations and financial condition and increase its costs and expenses.

Risks Related to the Combined Company
In determining whether you should approve the proposals contained in this proxy statement/prospectus, you should carefully read the following risk factors in addition to the risks described above.
Following completion of the Mergers, the combined company will be susceptible to many of the risks described in the sections titled “Risk Factors—Risks Related to Passage Bio” and “Risk Factors—Risks Related to Remix ” in this proxy statement/prospectus. To the extent any of the events in the risks described in those sections occur, the potential benefits of the Mergers may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way. This could cause the market price of the combined company’s common stock to decline.
Following the Mergers, the combined company may be unable to successfully integrate the businesses of Passage Bio and Remix and realize some or all of the anticipated benefits of the Mergers.
The Mergers involve the combination of two companies which currently operate as independent companies. Following the Mergers, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Mergers if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:
•
the inability to successfully combine the businesses of Passage Bio and Remix in a manner that permits the combined company to achieve the anticipated benefits from the Mergers, which would result in the anticipated benefits of the Mergers not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Mergers.
In addition, Passage Bio and Remix have operated and, until the completion of the Mergers, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Mergers.
The market price of the combined company’s common stock following the Mergers could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
•	the ability of the combined company to obtain regulatory approvals for its drug candidates, and delays or failures to obtain such approvals;
•	failure of any of the combined company’s drug candidates, if approved, to achieve commercial success;
•	failure by the combined company to maintain its existing third-party license and supply agreements;
•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;
•	changes in laws or regulations applicable to the combined company’s drug candidates;
•	any inability to obtain adequate supply of the combined company’s drug candidates or the inability to do so at acceptable prices;
•	adverse regulatory authority decisions;

•	introduction of new products, services or technologies by the combined company’s competitors;
•	failure to meet or exceed financial and development projections the combined company may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;
•	additions or departures of key personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;
•	changes in the market valuations of similar companies;
•	general market or macroeconomic conditions;
•	sales of its common stock by the combined company or its stockholders in the future;
•	trading volume of the combined company’s common stock;
•	failure to maintain compliance with the listing requirements of Nasdaq;
•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;
•	adverse publicity generally, including with respect to other products and potential products in such markets;
•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;
•	changes in the structure of health care payment systems; and
•	and period-to-period fluctuations in the combined company’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.
Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.
The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses that Remix did not incur as a private company, including costs associated with public company reporting requirements.
The combined company will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. These laws, rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.
If the proceeds subject to the CVR Agreement are not received in a timely manner, the combined company may have to incur time and resources to recover such proceeds.
At the Effective Time, Passage Bio and a third party rights agent, will enter into the CVR Agreement, pursuant to which Passage Bio’s common stockholders of record as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Passage Bio Common Stock held by such stockholder on such date. Each CVR will represent the contractual right to receive payments from Passage Bio upon the actual receipt by Passage Bio or its subsidiaries of certain contingent proceeds derived from certain existing license agreements of Passage Bio, net of certain tax, transaction costs and certain other expenses. For additional information, please see the section titled “Agreements Related to the Mergers—Passage Bio Contingent Value Rights Agreement.”
If Passage Bio does not receive such proceeds prior to the Closing, the combined company may need to allocate time and resources to recover such proceeds. As a result, the combined company’s stockholders may receive no or limited benefits from any time or resources allocated to recovering such proceeds and such activities may be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.
Nasdaq may delist the combined company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the combined company to additional trading restrictions.
Currently, Passage Bio’s common stock is publicly traded on Nasdaq. In connection with the proposed Mergers, Remix will file an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. The combined company will be required to meet the initial listing requirements for its securities to be listed on Nasdaq.
If the combined company fails to meet the Nasdaq listing requirements and their respective boards choose to close the Mergers without Nasdaq’s approval, then Nasdaq may notify the combined company of its determination to delist the company’s securities based upon the failure to satisfy the criteria in the Nasdaq application. For more information, refer to the section titled “Risk Factors—Risks Related to the Mergers—Passage Bio or Remix may waive one or more of the conditions to the Mergers without recirculation of this proxy statement/prospectus or resoliciting stockholder approval”.
We cannot assure you that the combined company will be able to meet those initial listing requirements. Even if the combined company’s securities are so listed, the combined company may be unable to maintain the listing of its securities in the future. In order to continue listing its securities on Nasdaq following the proposed Mergers, the combined company will be required to maintain certain financial, distribution and stock price levels. If Nasdaq delists the combined company’s securities from trading on its exchange at the Closing (or thereafter) and the combined company is not able to list its securities on another national securities exchange or regain compliance with Nasdaq, the combined company’s securities could be quoted on an over-the-counter market. If this were to occur, the combined company could face significant material adverse consequences, including:
•	a limited availability of market quotations for its securities;
•	reduced liquidity for its securities;
•
a determination that the combined company’s common stock is a “penny stock” which will require brokers trading in the combined company’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Since the Passage Bio

Common Stock is listed on Nasdaq, they are covered securities. Although states are preempted from regulating the sale of covered securities, the federal statute does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar the sale of covered securities in a particular case. If Passage Bio was no longer listed on Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities, including in connection with the Mergers.
Provisions in the combined company’s amended and restated certificate of incorporation, the combined company’s amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of the combined company by others, even if an acquisition would be beneficial to the combined company’s stockholders, and may prevent attempts by the combined company’s stockholders to replace or remove the combined company’s current management.
The amended and restated certificate of incorporation and amended and restated bylaws of the combined company will be the amended and restated certificate of incorporation and amended and restated bylaws of Passage Bio, which, along with Delaware law will contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the combined company or changes in the combined company’s management that stockholders may consider favorable, including transactions in which the combined company’s stockholders might otherwise receive a premium for their shares. The combined company’s amended and restated certificate of incorporation and bylaws will include provisions that:
•
authorize “blank check” preferred stock, which could be issued by the combined company’s board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the combined company’s common stock;

•	create a classified board of directors whose members serve staggered three-year terms;
•	specify that special meetings of the combined company’s stockholders can be called only by the combined company’s board of directors;
•	prohibit stockholder action by written consent;
•
establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of the combined company’s stockholders, including proposed nominations of persons for election to the combined company’s board of directors;

•	provide that vacancies on the combined company’s board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•	provide that the combined company’s directors may be removed only for cause;
•	specify that no stockholder is permitted to cumulate votes at any election of directors;
•	expressly authorize the combined company’s board of directors to modify, alter or repeal the combined company’s amended and restated bylaws; and
•
require supermajority votes of the holders of the combined company’s common stock to amend specified provisions of the combined company’s amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the combined company’s management. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of the combined company’s common stock.
In addition, because the combined company will be incorporated in the State of Delaware, the combined company will be governed by the provisions of Section 203 of the DGCL which will prohibit a person who owns in excess of 15% of the combined company’s outstanding voting stock from merging or combining with the combined company for a period of three years after the date of the transaction in which the person acquired in excess of 15% of the combined company’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of the combined company’s amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for the combined company’s stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for the combined company’s common stock.
If approved by the stockholders, the combined company’s restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between the combined company and the combined company’s stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or employees.
The combined company’s restated certificate of incorporation, which will be Passage Bio’s restated certificate of incorporation, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for (1) any derivative action or proceeding brought on the combined company’s behalf, (2) any action asserting a breach of fiduciary duty, (3) any action asserting a claim against the combined company arising pursuant to the Delaware General Corporation Law, the combined company’s amended and restated certificate of incorporation or the combined company’s amended and restated bylaws, or (4) any action asserting a claim against the combined company that is governed by the internal affairs doctrine. Furthermore, the combined company’s amended and restated certificate of incorporation will also provide that unless the combined company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may result in increased costs to the combined company’s stockholders to bring a claim, limit a combined company’s stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, and may generally have the effect of discouraging lawsuits against the combined company and its directors, officers and other employees. By agreeing to this provision, however, the combined company’s stockholders will not be deemed to have waived the combined company’s compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in the combined company’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect the combined company’s business and financial condition.
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Mergers, there had been no public market for Remix’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing stockholders of Passage Bio and Remix sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, including upon the expiration or release of lock-up restrictions pursuant to the terms of the Lock-Up Agreements, the trading price of the common stock of the combined company could decline. Neither Passage Bio nor Remix is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Mergers, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Mergers.
The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Mergers for several reasons. The unaudited pro forma condensed combined financial statements have been derived from the historical audited financial statements of Passage Bio and Remix as of and for the six months ended June 30, 2026 and for the year ended December 31, 2025 and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Mergers. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Mergers. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial statements. As a result, the actual financial condition of the combined company following the Mergers may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. The assumptions used in preparing the unaudited pro forma condensed combined financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition following the Mergers. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.
If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.
The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Remix has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.
The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.
Following the Mergers, the combined company is expected to continue to be eligible to use the reduced disclosure requirements applicable to smaller reporting companies until the next determination date, in accordance with the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. Passage Bio and Remix cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million as of the last business day of the combined company’s second fiscal quarter. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million as of the last business day of the combined company’s second fiscal quarter.
Changes in tax laws or regulations that are applied adversely to the combined company may materially and adversely affect its business, results of operations and financial condition.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business, results of operations and financial condition. In particular, presidential, congressional, state and local elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers, suppliers and manufacturers. For example, the United States government has, from time to time, proposed and may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may materially and adversely affect our business, results of operations and financial condition.
In addition, we are subject to the examination of our income and other tax returns by the IRS and other taxing authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from taxing authorities under existing tax laws could adversely affect our business, financial condition, and results of operations.
The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Mergers.
Each of Passage Bio and Remix has incurred losses during its history, and the combined company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the combined company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. Historically, Passage Bio has not done an analysis to determine whether or not ownership changes have occurred since inception. As of December 31, 2025, Passage Bio had U.S. federal NOL carryforwards and state NOL carryforwards of $ 398.0 million and $ 277.8 million, respectively, and Remix had U.S. federal and state NOL carryforwards of approximately $124.8 million and $62.0 million, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Mergers or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.
Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.
The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business, including weakened demand for the combined company’s product candidates and the combined company’s ability to raise additional capital when needed on acceptable terms, or at all. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption. Any of the forgoing could harm the combined company’s business and the combined company cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely affect its business.

MARKET PRICE AND DIVIDEND INFORMATION
Passage Bio Common Stock is currently listed on Nasdaq under the symbol “PASG.” The closing price of the Passage Bio Common Stock on June 23, 2026, the last day of trading prior to the announcement of the First Merger, as reported on Nasdaq, was $6.12 per share. The closing price of the Passage Bio Common Stock on October 8, 2026, the last practicable date before the date of this proxy statement/prospectus, as reported on Nasdaq, was $3.73 per share.
Because the market price of the Passage Bio Common Stock is subject to fluctuation, the market value of the shares of the Passage Bio Common Stock that the Remix stockholders will be entitled to receive in the First Merger may increase or decrease.
Remix is a private company and shares of Remix Capital Stock are not publicly traded.
Assuming approval of Proposal Nos. 1, 2 and 3 and the Closing, following the consummation of the Mergers, the Passage Bio Common Stock will trade on The Nasdaq Capital Market under Passage Bio’s new name, “Remix Therapeutics, Inc.” and new trading symbol “RMTX”.
As of September 30, 2026, the record date for the Passage Bio special meeting, there were approximately 25 registered holders of record of Passage Bio Common Stock. As of September 30, 2026, Remix had 43 holders of record of Remix Common Stock and 26 holders of record of Remix Preferred Stock. For detailed information regarding the beneficial ownership of certain Passage Bio stockholders and Remix stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Passage Bio” and “Principal Stockholders of Remix.”
Dividends
Passage Bio has never declared or paid any cash dividends on Passage Bio Common Stock and does not anticipate paying cash dividends on Passage Bio Common Stock for the foreseeable future. Any determination to pay cash dividends subsequent to the Mergers will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Remix has never paid or declared any cash dividends on Remix Capital Stock, does not anticipate paying any cash dividends on the Remix Capital Stock in the foreseeable future, and intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Remix Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Remix Board deems relevant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Passage Bio, Remix, the Mergers and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “would,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “forecasts,” “seeks,” “target,” “endeavor,” “potential,” “continue” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Passage Bio, Remix or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Passage Bio’s or Remix’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, Passage Bio believes the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:
•
the risk that the conditions to the Closing of the transaction are not satisfied, including the failure to timely obtain stockholder approval for the Merger Agreement and the transactions contemplated thereby, if at all;

•	Passage Bio’s and Remix’s ability to meet expectations regarding the timing and completion of the Mergers;
•	the risk that the Concurrent Financing is not completed in a timely manner or at all;
•
uncertainties as to the timing of the consummation of the Mergers and the ability of each of Passage Bio and Remix to consummate the Mergers and the other Contemplated Transactions, including the Concurrent Financing;

•	expectations regarding the strategies, prospects, plans, expectations and objectives of management of Remix for future operations of the combined company following the Closing;
•
the ability of the combined company to recognize the benefits that may be derived from the Mergers, including the commercial or market opportunity of the product candidates of Remix and the combined company;

•	uncertainties regarding the anticipated tax treatment of the Mergers;
•	the possibility that Passage Bio CVR holders may never receive any proceeds pursuant to the Passage Bio CVR Agreement;
•	the risk that as a result of adjustments to the Merger Exchange Ratio, Passage Bio stockholders and Remix stockholders could own more or less of the combined company than is currently anticipated;
•	risks related to the market price of Passage Bio Common Stock relative to the value suggested by the Merger Exchange Ratio;
•
risks related to Passage Bio’s and Remix’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon Closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;
•
the fact that under the terms of the Merger Agreement, Passage Bio and Remix are restrained from soliciting other acquisition proposals during the pendency of the Mergers, except in certain circumstances;

•
the effect of the announcement or pendency of the Mergers on Passage Bio’s or Remix’s business relationships, operating results and business generally, including disruption of Passage Bio’s and Remix’s management’s attention from ongoing business operations due to the Mergers and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

•	the risk that the Merger Agreement may be terminated in circumstances that require Passage Bio or Remix to pay a termination fee;
•
the outcome of any legal proceedings that may be instituted against Passage Bio, Remix or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•	the ability of Remix to maintain and protect its intellectual property rights;
•	competitive responses to the Mergers;
•	legislative, regulatory, political and economic developments beyond the parties’ control;
•	Passage Bio’s public securities’ potential liquidity and trading;
•
risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing drug candidates to market;

•	success in recruiting and retaining, or changes required in, Remix’s officers, key employees or directors;
•	the early stage of the combined company’s development efforts;
•	the risk that unforeseen events during clinical trials could cause delays or other adverse consequences;
•	risks relating to the regulatory approval process for the combined company’s product candidates;
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the risk that interim, topline and preliminary data may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

•	the risk that the combined company’s product candidates may cause serious adverse side effects;
•	the risk of failure to obtain U.S. or international marketing approval for the combined company’s product candidates;
•	the combined company’s need for additional funding, which may not be available;
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the risk that Remix, or its CROs, CDMOs, service providers, current and potential future partners or other third parties upon which it relies, could experience a security incident, system disruption or failure, data loss, cyberattack, or similar event that could compromise the confidentiality, integrity and availability of systems and data;

•	the sufficiency of Remix’s internal controls and procedures and its ability to remediate any material weaknesses;
•	developments and projections relating to Remix’s competitors, its industry or the market opportunities for REM-422 or any future product candidates; and
•	economic, regulatory, political, geopolitical (including military conflicts and threatened hostilities), environmental and public health developments in the United States and foreign countries.
Should one or more of these risks or uncertainties materialize or should any of Passage Bio’s or Remix’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Passage Bio considers immaterial or which are unknown. You are urged to carefully review the disclosures Passage Bio and Remix make concerning these risks and other factors that may affect Passage Bio’s and Remix’s business and operating results under the section titled “Risk Factors” of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by

Passage Bio. Please see the section titled “Where You Can Find More Information” of this proxy statement/prospectus. There can be no assurance that the Mergers will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Mergers will be realized.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Passage Bio, Remix or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by Passage Bio and Remix following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Passage Bio and Remix do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

THE MERGERS
Background of the Mergers
The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement. It does not purport to catalog every discussion or interaction among the Passage Bio Board, members of Passage Bio’s senior management or Passage Bio’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.
Prior to January 2026, Passage was a clinical stage genetic medicines company focused on the development and advancement of cutting-edge, one-time gene therapies designed to improve the lives of patients with neurodegenerative diseases. During this period, and in furtherance of this strategy, the Passage Board of Directors and Passage management would, from time to time, review and discuss Passage’s business, financial condition, operations and strategic priorities and consider various strategic business initiatives intended to strengthen Passage’s business and enhance stockholder value. As part of these discussions, the Passage Board of Directors regularly evaluated appropriate steps for the Company to consider if it were not able to receive sufficient investor support to conduct its clinical trials, including reverse merger alternatives.
Passage historically focused on the clinical development of its lead product candidate, PBFT02, a gene replacement therapy targeting frontotemporal dementia (“FTD”) caused by progranulin deficiency (“FTD-GRN”) and was conducting a multi-center, open-label, single-arm Phase 1/2 clinical trial to evaluate PBFT02 in patients with a symptomatic diagnosis of FTD-GRN.
In 2026, PBFT02 was Passage’s only clinical stage program. As of December 31, 2025, Passage had cash and cash equivalents of $46.3 million, which it expected to be sufficient to fund its operating expenses and capital expenditures through the end of the first quarter of 2027. In January 2026, Passage conducted a meeting with FDA to gain feedback on the likely registrational clinical trial design for PBFT02 in FTD-GRN. At this meeting, FDA provided initial feedback regarding Passage’s proposed trial design and the potential need for a randomized controlled registrational trial. Passage continued to engage in discussions with FDA regarding this initial feedback following the meeting.
In February 2026, Passage engaged an investment bank with which it had previously engaged for financing transactions to explore potential financing alternatives for Passage, given its current cash position and anticipated capital requirements for the continued clinical development of PBFT02.
On February 12, 2026, the Passage Board of Directors met, with Passage senior management and representatives of this investment bank and Fenwick & West LLP (“Fenwick,” the Company’s outside counsel) attending, to discuss a potential financing process. At this meeting, the Passage Board of Directors authorized management, in advance of receipt of final FDA minutes from the January 2026 meeting, to begin confidential outreach to potential investors regarding a financing intended to extend Passage’s cash runway and enable commencement of a Phase 2/3 clinical trial for PBFT02. At this meeting, the Passage Board of Directors also considered potential alternatives if a financing were not successful.
Between February 17, 2026, and April 7, 2026, 26 investors were contacted, all 26 either executed a confidentiality agreement directly with Passage or agreed to terms of confidentiality, and meetings were held with 16 investors. Through this process, one term sheet was received. This term sheet contemplated a multiple tiered financing that would require significant additional investor support to lead to a viable financing path.
On March 27, 2026, Passage senior management initiated discussions with Wedbush PacGrow (“Wedbush”) regarding a potential engagement to advise Passage in connection with a strategic review process, in light of Wedbush’s experience in the life sciences industry and with reverse merger transactions.
On April 3, 2026, Passage received final minutes from FDA (reflecting FDA’s definitive written statement regarding the topics discussed at the January 2026 meeting) in which the FDA confirmed that it would require a randomized controlled arm for a registrational clinical trial for PBFT02.
On April 7, 2026, the Passage Board of Directors met, with Passage senior management and representatives of Fenwick attending, to summarize the investor feedback received as a result of Passage’s outreach, the terms of the single term sheet received and the likelihood of it leading to a financing, and the expected challenges to funding continued development of the PBFT02 program. The Passage Board and its advisors also discussed conducting a strategic review process and soliciting proposals for an acquisition or “reverse” merger transaction and the potential additional advisors that the Passage Board of Directors would engage as part of that process. Following discussion, the Board (i) determined the one term sheet provided did not provide a reasonable path for a financing, (ii) determined to cease further investor outreach for a financing, and (iii) directed Passage senior management to engage Wedbush as its financial advisor to conduct a strategic review process to solicit proposals for an acquisition of Passage or a “reverse merger” transaction, with terms consistent with the proposal presented at the meeting. Also at this meeting, the Passage Board of Directors established a Transaction Committee to enable more efficient review on behalf of the Board, and delegated to the Transaction Committee, consisting of directors Athena Countouriotis, Maxine Gowen, and Sandip Kapadia, the power and authority of the Passage Board of Directors to supervise the Company’s management in this process and to review and evaluate proposals received from third parties.
On April 10, 2026, Passage entered into an engagement letter with Wedbush, with terms consistent with those previously approved by the Passage Board of Directors, under which it engaged Wedbush to act as its financial advisor to conduct a strategic review process.
On April 20, 2026, Passage issued a press release and filed a Current Report on Form 8-K with the SEC disclosing feedback from the Type C meeting with the FDA regarding key elements of a future registrational trial design of PBFT02 in FTD-GRN in which FDA indicated that a randomized controlled registrational study design would be required for PBFT02 in this indication. Given the substantial cost of such a registrational study and the challenges posed by a randomized controlled study design, Passage announced in this press release that it was evaluating potential next steps in the clinical development of PBFT02. On April 17, 2026, the trading day prior to the issuance of the press release and filing of the Form 8-K, the closing price of Passage Bio Common Stock was $11.67. On April 20, 2026, the closing price of Passage Bio Common Stock was $6.25.
Also on April 20, 2026, following issuance of the press release, consistent with the discussion by the Board at the April 7, 2026 Board meeting, management authorized Wedbush to initiate outreach to potential counterparties, requesting non-binding indications of interests by May 5, 2026. In this initial outreach, Wedbush contacted 148 potential strategic and reverse merger counterparties to gauge interest in a potential acquisition or reverse merger with Passage.
Additionally, following April 20, 2026, Passage made PBFT02 program information available under confidentiality to three parties (a large pharmaceutical company, a midsize biotech company and an investment fund) that expressed interest in potentially purchasing or licensing the PBFT02 program from Passage. Following review of diligence materials, none of these parties expressed interest in acquiring or licensing the PBFT02 program.
On April 22, 2026, the Passage Transaction Committee met, with Passage senior management and representatives of Wedbush and Fenwick attending. At this meeting, a representative of Wedbush presented an overview of the reverse merger process, and the committee members, senior management, and representatives discussed criteria for evaluating bids, including: (i) the counterparty’s product candidate pipeline, (ii) the stage of clinical development for such counterparty’s product candidates, (iii) the anticipated timeline to intermediate catalysts for such counterparty’s product candidates, (iv) the size of market opportunity for such counterparty’s product candidates, (v) the counterparty’s existing investor base and public company readiness, (vi) the quality of the counterparty’s management team, (vii) the counterparty’s cash runway and status of any required concurrent financing, and (viii) the counterparty’s intellectual property portfolio and freedom to operate. At this meeting, the Passage Transaction Committee authorized management to do an initial review of bids based on the criteria discussed to determine parties to advance with, including to initiate term sheet discussions as appropriate.
On April 27, 2026, the Passage Board approved a restructuring of its workforce to decrease operating expenses by reducing the workforce by approximately 75%. On April 28, Passage filed a Current Report on Form 8-K with the SEC disclosing this decision.

Between April 22, 2026, and May 5, 2026, 21 potential reverse merger counterparties submitted an initial indication of interest. No strategic acquirors submitted an indication of interest.
Passage senior management, in consultation with Wedbush, evaluated each of the received bids based on the criteria outlined at the April 22 Transaction Committee meeting. Through such evaluation, 10 potential counterparties were invited to present to the Passage Transaction Committee (other than Dr. Countouriotis, who was affiliated with one of these counterparties). Prior to each presentation, Passage executed a mutual confidentiality agreement with each potential counterparty, each of which contained a customary standstill provision that provided for an automatic fall-away upon a transaction of the type contemplated by the Merger Agreement. A summary of the initial proposals from those 10 potential counterparties is provided below:
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On April 22, 2026, Passage received an indication of interest for a reverse merger from Remix. Remix’s indication of interest proposed an equity valuation of Passage of $8 million and valued Remix at a range between $250-350 million equity valuation, with a $100 million PIPE financing, and proposed that Remix’s current stockholders would own 69.8%-76.4% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 1.7%-2.2% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 21.8%-27.9% of the outstanding common stock of the combined company. Any remaining cash balance of Passage would be paid to Passage stockholders as a dividend at the time the proposed merger would close.

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On April 27, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company A. Company A’s indication of interest proposed an equity valuation of Passage of $10 million and valued Company A at a range between $135-150 million equity valuation, with a $100 million PIPE financing, and proposed that Company A’s current stockholders would own 57.7% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 3.8%-4.1% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 38.5%-40.8% of the outstanding common stock of the combined company. Any remaining cash balance of Passage would be paid to Passage stockholders as a dividend at the time the proposed merger would close.

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On April 28, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company B. Company B’s indication of interest proposed an equity valuation of Passage of $15 million and valued Company B at a $150 million equity valuation, with a $200 million PIPE financing, and proposed that Company B’s current stockholders would own 41.1% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 4.1% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 54.8% of the outstanding common stock of the combined company.

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On April 29, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company C. Company C’s indication of interest proposed an equity valuation of Passage of $8 million and valued Company C at a $125 million equity valuation, with a $250 million PIPE financing, and proposed that Company C’s current stockholders would own 32.6% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 2.1% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 65.3% of the outstanding common stock of the combined company. Any remaining cash balance of Passage would be paid to Passage stockholders as a dividend at the time the proposed merger would close.

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On April 30, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company D. Company D’s indication of interest proposed an equity valuation of Passage of $20 million and valued Company D at a $500 million equity valuation, with a $100 million PIPE financing, and proposed that Company D’s current stockholders would own 80.6% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 3.2% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 16.1% of the outstanding common stock of the combined company.

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On April 27, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company E. Company E’s indication of interest proposed an equity valuation of Passage of $13 million and valued Company E at a $590 million equity valuation, with a $200 million PIPE financing, and proposed that Company E’s current stockholders would own 73.5% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 1.6% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 24.9% of the outstanding common stock of the combined company.
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On May 4, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company F. Company F’s indication of interest proposed an equity valuation of Passage of $20 million and valued Company F at a $280 million equity valuation, with a $100 million PIPE financing, and proposed that Company F’s current stockholders would own 70.0% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 5.0% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 25.0% of the outstanding common stock of the combined company.

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On May 5, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company G. Company G’s indication of interest proposed an equity valuation of Passage of $8 million and valued Company G at a $250 million equity valuation, with a $320 million PIPE financing, and proposed that Company G’s current stockholders would own 43.3% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 1.4% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 55.4% of the outstanding common stock of the combined company. Any remaining cash balance of Passage would be paid to Passage stockholders as a dividend at the time the proposed merger would close.

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On May 5, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company H. Company H’s indication of interest proposed an equity valuation of Passage of $15 million and valued Company H at a $150 million equity valuation, with a $90 million PIPE financing, and proposed that Company H’s current stockholders would own 58.8% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 5.9% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 35.3% of the outstanding common stock of the combined company.

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On May 5, 2026, Passage received an indication of interest for a reverse merger from a privately-held biotechnology company referred to herein as Company I. Company I’s indication of interest proposed an equity valuation of Passage of $15 million and valued Company I at a $435 million equity valuation, with a $200 million PIPE financing, and proposed that Company I’s current stockholders would own 66.9% of the total outstanding common stock of the combined company, Passage’s current stockholders would own 2.3% of the outstanding common stock of the combined company, and the investors in such PIPE financing would own 30.8% of the outstanding common stock of the combined company.

Between April 30, 2026 and May 8, 2026, representatives of each of these potential counterparties described above met with the Passage Transaction Committee (other than Dr. Countouriotis) and representatives of Passage senior management and Wedbush and made presentations regarding their businesses, strategies and product pipelines.
Following these presentations, the Passage Transaction Committee and Passage senior management conferred, with input from Wedbush, to determine the potential counterparties with which Passage should enter into initial term sheet negotiations. Wedbush indicated to Passage senior management and the Passage Transaction Committee where they were acting as financial advisor to any potential counterparty. In evaluating each proposal, the Transaction Committee assessed, among other things, each party’s clinical pipeline, valuation of their own company as well as their proposed valuation of Passage. After evaluating all of the outstanding proposals, Passage determined to engage in such negotiations with Companies C, E, D, F, G, I and Remix.
On May 2, 2026, the Passage Board of Directors approved a change to composition of its Transaction Committee, removing Athena Countouriotis (due to her affiliation with one of these potential counterparties) and adding Thomas Kassberg.
On May 6, 2026, Passage senior management, representatives of Wedbush, and Company E senior management held a financial due diligence call.
On May 6, 2026, Passage initiated term sheet negotiations with Company E, Company G and Remix.

On May 8, 2026, Passage senior management (Dr. William Chou, Chief Executive Officer, Ms. Kathleen Borthwick, Chief Financial Officer, and Mr. Stuart Henderson, Chief Business Officer), representatives of Wedbush (Ms. Kelly Lisbakken, Mr. John Bruno, Mr. Conner Popa and Mr. Albert Hsiao), and Remix senior management held a follow-up due diligence call to address Passage’s questions about Remix’s strategy and lead program.
On May 7, 2026, Passage initiated term sheet negotiations with Company I.
On May 8, 2026, Company C withdrew its bid submission from the strategic review process.
On May 11, 2026, the Passage Transaction Committee met, with Passage senior management and representatives of Wedbush and Fenwick attending. A representative of Fenwick reviewed the fiduciary duties of the Transaction Committee members in evaluating proposals that had been received. A representative of Wedbush then reviewed the 20 proposals for reverse merger transactions that had been received, and indicated that Wedbush was acting as financial advisor to certain of the companies presenting proposals (including Remix), and the Transaction Committee members discussed the relative prioritization of these proposals based on the criteria that had been established at the April 22 meeting of the Passage Transaction Committee, and the status of initial term sheet negotiations with Company E, Company G, Company I, and Remix. At this meeting, the Passage Transaction Committee authorized management to enter into a term sheet with Company E on the terms discussed at this meeting proposing a valuation for Passage of $14 million, plus net cash and a 21-day exclusivity period to negotiate a definitive merger agreement, based on Passage Transaction Committee’s favorable view of the clinical pipeline, stage of development and management team of Company E.
On May 13, 2026, Company E notified Passage that it was withdrawing its bid submission from the strategic review process.
On May 16, 2026, Passage initiated term sheet negotiations with Company D and Company F.
On May 19, 2026, the Passage Board of Directors met, with Passage senior management and representatives of Fenwick present.
Passage senior management provided an update to the Board on the status of the strategic review process, including the status of term sheet negotiations and discussions with counterparties.
On May 20, 2026, Passage senior management held a due diligence call with the lead private placement investor of Remix, along with Remix senior management and representatives of Wedbush.
On May 21, 2026, Passage initiated term sheet negotiations with Company B.
On May 24, 2026, senior management at Passage and Remix discussed the terms of the exclusivity provisions in the term sheet.
On May 27, 2026, Passage filed a Current Report on Form 8-K with the SEC disclosing that it provided written notice to Gemma Biotherapeutics, Inc. (“Gemma”) of termination of the research, collaboration and license agreement, dated July 31, 2024, by and between Gemma and Passage. In addition, the 8-K disclosed that Passage and Commerce Square Partners – Philadelphia Plaza, L.P. (the “Landlord”) entered into a lease termination agreement with respect to a lease agreement dated April 10, 2020 between Passage and the Landlord for Passage’s prior headquarters in Philadelphia, in view of the fact that Passage Bio had reduced its workforce by 75% and its focus going forward on a reverse merger transaction.
Also on May 27, 2026, Passage, Fenwick, Remix, Latham & Watkins LLP (“Latham”), and Wedbush met to discuss the exclusivity provisions in the term sheet between Passage and Remix. Following this meeting, Remix and Passage finalized the form of the term sheet between the parties, which provided for an equity valuation of Passage of $20 million (subject to adjustment based on Passage’s net cash at closing) and valued Remix at a range of $250 million and $350 million, with a $100 million PIPE financing. In addition, Passage was provided access to a virtual data room which included clinical data that Remix planned to present at the upcoming ASCO meeting.
Also on May 27, 2026, Passage senior management, representatives of Wedbush, and Company B senior management held a follow-up due diligence call to address Passage’s questions about Company B’s clinical program status and status of certain business development agreements.
Also on May 27, 2026, the Transaction Committee met, together with Passage senior management and representatives of Wedbush and Fenwick present to discuss the revised term sheet under consideration with Remix, including the exclusivity terms therein. The Transaction Committee discussed the proposed terms set forth in this term sheet (as described above), and, following discussion, the Transaction Committee authorized Passage senior management to finalize and execute the term sheet, including the exclusivity provisions therein.
On May 28, 2026, Passage and Remix executed this term sheet.
On May 29, 2026, Passage’s senior management and representatives of Fenwick and Wedbush met with representatives of Remix and Latham, outside counsel to Remix, to discuss key steps in the proposed reverse merger and concurrent private placement transactions.
On May 30, 2026, Wedbush informed Passage that it would not be able to issue a fairness opinion in a merger with Remix because as previously disclosed, it was acting as financial advisor to Remix.
From June 2, 2026 through June 7, 2026, Passage senior management engaged in discussions with five potential financial advisors regarding delivery of a fairness opinion.
On June 3, 2026, representatives of Passage provided access to a data room that included due diligence materials to representatives of Remix.
On June 4, 2026, Latham provided to Fenwick a Remix company presentation to be used to market the concurrent private placement of Remix.
On June 5, 2026, Passage’s senior management and Remix senior management met to discuss and negotiate elements of the proposed CVR Agreement. During this discussion, Passage’s senior management described contractual obligations of agreements between Passage and Gemma Biotherapeutics and between Passage and The Trustees of the University of Pennsylvania, including financial obligations and enabling operational requirements.
On June 5, 2026, Latham delivered to Fenwick an initial draft of the Merger Agreement.
On June 8, 2026, Latham delivered to Fenwick an initial draft of the Support Agreement.
On June 9, 2026, the Transaction Committee discussed firms that could provide a fairness opinion to the Passage Board with respect to the transaction, and after discussion of the qualifications of several such firms, approved the engagement of Redwood Valuation to provide a fairness opinion to the Passage Board with respect to the transaction. Management engaged Redwood Valuation on June 11, 2026.
On June 10, 2026, Fenwick delivered a revised draft of the Support Agreement to Latham.
Between June 10 and June 22, 2026, Latham and Fenwick exchanged drafts of the Merger Agreement, the CVR Agreement and other ancillary agreements, and the disclosure schedules to the Merger Agreement, negotiating, among other things, provisions in the Merger Agreement regarding the calculation of net cash and transaction expenses, the representations and warranties and covenants of the parties, the closing conditions to the First Merger, and the non-solicitation and related provisions, and, in the CVR Agreement, the covenants requiring use of commercially reasonable efforts to achieve the CVR milestones, and the calculation of permitted deductions from the amounts to be paid under the CVR Agreement. On June 18, 2026, Remix informed Passage that based on negotiations with investors in the Concurrent Financing, the proposed Remix Equity Valuation for the Merger Agreement would be $226 million, below the range initially included in the term sheet.
On June 15, 2026, Latham delivered to Fenwick an initial draft of the CVR Agreement.
Throughout June 22, 2026 and June 23, 2026, Latham and Fenwick continued to discuss, and finalized, the Merger Agreement, the CVR Agreement and other ancillary agreements, and the disclosure schedules to the Merger Agreement.
On June 23, 2026, the Passage Board of Directors met, together with Fenwick and senior management. In advance of the meeting (in the morning of June 23, 2026) the members of the Board of Directors received the final forms of Merger Agreement and CVR Agreement. Representatives of Wedbush joined the meeting, provided an overview of the strategic outreach conducted in May, and left the meeting. A representative of Fenwick then reviewed the fiduciary duties of the Board of Directors in evaluating the Transaction, and described the key terms of the Merger Agreement and CVR Agreement. Representatives of Redwood then joined the meeting and, at the request of the Passage Board of Directors, Redwood reviewed its financial analysis of the Merger Consideration with the Passage Board of Directors and delivered an oral opinion, confirmed by delivery of a written opinion dated June 23, 2026, to the Passage Board of Directors to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Redwood as set forth in such opinion, as of June 23, 2026 the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Passage. Redwood also reconfirmed its independence at this meeting with respect to each of Passage and Remix. After discussion, the Passage Board of Directors unanimously determined that the Merger Agreement and the other transactions contemplated thereby were advisable and in the best interests of Passage and its stockholders, approved and declared advisable the First Merger and the other transactions contemplated under the Merger Agreement, and recommended that Passage’s stockholders vote to approve the issuance of Passage common stock in the First Merger. Additionally, the Directors voted unanimously in favor of terminating its agreement under the Second ARCA with Penn with respect to PBFT02 and in favor of terminating the Amended and Restated Development Services and Clinical Supply Agreement with Catalent.
Shortly after the close of trading on Nasdaq on June 24, 2026, representatives of Passage and Remix executed the Original Merger Agreement. Following execution, Passage issued a press release announcing the transaction and filed a Current Report on Form 8-K with the SEC disclosing the Original Merger Agreement and the termination of its agreements with Penn and Catalent.
In late July 2026, Remix informed Passage that Remix and certain of its investors had been discussing a potential exchange of the investors’ securities in Remix for pre-funded warrants in order to establish voting and beneficial ownership limits. Representatives of Latham and Fenwick subsequently discussed the structure of this exchange on July 28, 2026, which would require an amendment to the Original Merger Agreement, the Original Subscription Agreement and certain other related documents.
Throughout late July and August 2026, representatives of Fenwick, Latham and legal counsel to the participating Remix investors negotiated the terms of the documentation required to implement these exchanges.
On August 24, 2026, the Passage Board of Directors, who had received substantially final forms of Amended and Restated Merger Agreement, the Amended and Restated Subscription Agreement and the Exchange Agreement (as defined under the caption “Certain Relationships and Related Party Transactions of the Combined Company” in this proxy statement/prospectus), by unanimous written consent determined it was in the best interests of the Company and its stockholders to amend and restate the Original Merger Agreement and approved, adopted and declared advisable the Amended and Restated Merger Agreement and the other transactions contemplated thereby.
On September 2, 2026, representatives of Passage and Remix executed the Amended and Restated Merger Agreement, Remix and certain of its investors executed the Exchange Agreement and Remix and the other parties thereto executed the Amended and Restated Subscription Agreement. Following execution, Passage filed a Current Report on Form 8-K with the SEC disclosing the Amended and Restated Merger Agreement.
Passage Bio’s Reasons for the Mergers
In the course of its evaluation of the Mergers, the Original Merger Agreement, the Amended and Restated Merger Agreement and the Contemplated Transactions, the Passage Bio Board held numerous meetings, consulted with Passage Bio management, its legal counsel and its financial advisors and reviewed and assessed a significant amount of information.
In reaching its decision to approve the Mergers, the Original Merger Agreement, the Amended and Restated Merger Agreement and the Contemplated Transactions, the Passage Bio Board considered the following factors, among others and not necessarily presented in any order of relative importance:
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Passage Bio’s business, available capital, market capitalization and the need for future capital, business and strategic objectives, as well as the risks of accomplishing those objectives, including if Passage Bio were to remain an independent company, including in light of;

•	Passage Bio’s decision, announced in April 2026, to initiate a review of strategic alternatives to maximize shareholder value, following final feedback received from the FDA regarding PBFT02;
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the lack of investor interest, with respect to investment in Passage Bio, to provide funds for possible further development of its programs, and probability of success and time required for development in relation to the requisite time and costs; and

•	the negative results of the business development efforts by Passage Bio with respect to sale or licensing of assets that could result in meaningful new capital or shared future development costs;

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the possible alternatives to the Mergers available to Passage Bio, the range of possible benefits and risks to the Passage Bio stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives, and the Passage Bio Board’s assessment that the Mergers presented a superior opportunity for Passage Bio stockholders to any such alternatives;

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the Passage Bio Board’s assessment of potential candidates for a strategic transaction, and in particular, the Passage Bio Board’s view that Remix was the most attractive and promising candidate and the Passage Bio Board’s belief that the Merger would create more value for Passage Bio’s stockholders than any of the other proposals that the Passage Bio Board had received or Passage Bio could create as a standalone company;

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the comprehensive process undertaken by the Passage Bio Board and Passage Bio’s financial advisors of reviewing and analyzing potential strategic alternatives and merger partner candidates in pursuit of a strategic transaction, including the proposed Mergers, in each case considering the current market dynamics;

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the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Passage Bio based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by Passage Bio management and Passage Bio’s advisors;

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the Passage Bio Board’s belief, based in part on the clinical and scientific diligence process conducted by Passage Bio’s management and reviewed with the Passage Bio Board, that Remix’s product candidates present a market opportunity with the potential to create meaningful value for the stockholders of the combined company and an opportunity for Passage Bio’s stockholders to participate in the future potential growth of the combined company;

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the potential for Passage Bio’s equityholders to receive certain cash payments following the Closing pursuant to the Passage Bio CVR Agreement, which the Passage Bio Board believed preserves for Passage Bio’s existing equityholders the potential value from collection of amounts owed by Gemma under certain agreements and obligates the combined company to use commercially reasonable efforts following the Closing to collect such amounts;

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Passage Bio’s current market capitalization and the potential dilution from any financings required to support its plans and objectives were it to remain an independent company, as well as well as the uncertainty regarding the availability of such financing on terms acceptable to Passage Bio;

•	financial market conditions at the time of the signing of the Original Merger Agreement, including market prices, volatility and trading information with respect to Passage Bio Common Stock;
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the financial analysis presented by Redwood to the Passage Bio Board on June 23, 2026 and Redwood’s opinion, dated June 23, 2026, to the Passage Bio Board that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Merger Consideration was fair, from a financial point of view, to Passage Bio (as more fully described in the section titled “The Mergers—Opinion of Passage Bio’s Financial Advisor”);

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the strength of the balance sheet of the combined organization, which includes Passage Bio’s anticipated Passage Bio Net Cash at Closing of approximately $5.0 million, plus the aggregate commitment represented in the Concurrent Financing of approximately $100 million;

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the Passage Bio Board’s belief that the terms of the Amended and Restated Merger Agreement and the related agreements, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to close the Mergers and the termination rights of the parties, are reasonable under the circumstances, including:

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the belief that, as a result of arm’s-length negotiations with Remix, Passage Bio and its representatives negotiated the most favorable Merger Exchange Ratio to which Remix was willing to agree, and that the other terms of the Amended and Restated Merger Agreement include the most favorable terms to Passage Bio in the aggregate to which Remix was willing to agree;

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the calculation of the Merger Exchange Ratio, Passage Bio Net Cash at the Closing and the estimated number of shares of Passage Bio Common Stock to be issued in the Mergers, and the fact that the relative valuation of Passage Bio, and thus the relative percentage ownership of Passage Bio’s stockholders immediately following the Closing, is subject to change based on the amount of Passage Bio net cash at the Closing;

•	the number and customary nature of the conditions to Passage Bio’s and Remix’s respective obligations to complete the Mergers and the likelihood that the Mergers will be completed on a timely basis;
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the ability of Passage Bio under the Amended and Restated Merger Agreement to consider unsolicited acquisition proposals under certain circumstances and for the Passage Bio Board to potentially change its recommendation in favor of such a proposal should Passage Bio determine such proposal to constitute, or be reasonably likely to result in, a superior offer;

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the belief by the Passage Bio Board of the reasonableness of the potential termination fee of $1.5 million, payable by Passage Bio if the Amended and Restated Merger Agreement is terminated in certain circumstances; and

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the belief by the Passage Bio Board of the reasonableness of the potential termination fee of $17.5 million payable by Remix in certain circumstances of termination, which the Passage Bio Board believed would provide deterrence for competing acquisition proposals and provide Passage Bio with compensation for the time, expense and disruption associated with negotiating the transaction if the Mergers are not completed under such specified circumstances;

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the Lock-Up Agreements, pursuant to which certain executive officers, directors and stockholders of Remix who beneficially own an aggregate of approximately 99% of the outstanding Remix Capital Stock as of June 24, 2026, and certain executive officers of Passage Bio have agreed not to transfer their shares of common stock of the combined company for the 180-day period after the effective time of the Mergers;

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the Remix support agreements, pursuant to which certain executive officers, directors and stockholders of Remix who beneficially own an aggregate of approximately 60% of the outstanding Remix Capital Stock as of September 2, 2026 (immediately following the consummation of the Exchange Agreement transactions), solely in their capacities as stockholders, have agreed to execute a written consent or vote all of their shares of Remix Capital Stock in favor of the Mergers and against any alternative acquisition proposals, and the fact that stockholders holding the necessary votes to adopt the Amended and Restated Merger Agreement and approve the Mergers have entered into Remix support agreements; and

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the Passage Bio support agreements, pursuant to which certain executive officers and directors of Passage Bio, solely in their capacities as stockholders, have agreed, to vote all of their shares of Passage Bio Common Stock in favor of the Proposals and against any alternative acquisition proposals.

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In the course of its deliberations, the Passage Bio Board also considered, among other things, a variety of risks and other countervailing factors related to entering into the Mergers, the Amended and Restated Merger Agreement and the Contemplated Transactions, including:

•	the possibility that the Mergers will not be consummated in a timely manner or at all;
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the potential adverse effect of the public announcement of the Mergers on Passage Bio’s business, including potential volatility of the trading price of Passage Bio Common Stock following the announcement of the Mergers;

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the possibility that the GM1 Payments and the MLD Payments are not received during the applicable CVR Period, or are insufficient after permitted deductions, or that any other Legacy Assets remaining after the Closing are not otherwise monetized and the consequential potential that Passage Bio equityholders will not receive any consideration under the Passage Bio CVRs and the Passage Bio CVRs may otherwise expire valueless;

•	the possibility that Remix will not be able to complete the Concurrent Financing on the terms or amounts contemplated or at all;

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the fact that certain provisions of the Amended and Restated Merger Agreement could have the effect of discouraging competing proposals involving Passage Bio, including the restrictions on Passage Bio’s ability to solicit alternative acquisition proposals;

•	the fact that under certain circumstances Passage Bio may be required to pay to Remix a termination fee of $1.5 million, and the potential effects of such termination fee;
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the provisions of the Amended and Restated Merger Agreement that permit the Remix Board, subject to specified conditions, to consider and engage with third parties regarding alternative acquisition proposals and to change its recommendation if the Remix Board determines that such proposal constitutes, or is reasonably likely to result in, a superior offer;

•	that the combined company’s board will not include a representative of the current Passage Bio Board;
•	that the combined company’s management is not expected to include any current Passage Bio officers;
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the early-stage nature of Remix’s product candidates and the risks and uncertainties associated with development and commercialization of Remix’s product candidates, including that such product candidates may not generate acceptable clinical data in the future or be successfully developed into products that are marketed and sold, as well as other scientific, technical and regulatory risks and uncertainties;

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the substantial fees and expenses incurred or that may be incurred by Passage Bio or the combined company associated with completing the Mergers, including the costs associated with any potential transaction related litigation;

•	the possibility of disruptive stockholder demands or litigation following announcement of the Mergers;
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the risk that the Mergers may not be completed despite the parties’ efforts or that the Closing may be unduly delayed and the effects on Passage Bio as a standalone company because of such failure or delay, including that a more limited range of alternative strategic transactions may be available to Passage Bio in such an event and that Passage Bio may experience additional significant challenges associated with its need to raise additional capital through the public or private sale of equity securities;

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the fact that under certain circumstances, Passage Bio will not be entitled to receive a termination fee from Remix even in the event that the Mergers are not consummated as a result of circumstances which are not under Passage Bio’s control;

•	the fact that Wedbush, Passage Bio’s financial advisor, served as financial advisor for Remix;
•	the dilution to the existing stockholders of Passage Bio upon the consummation of the Mergers;
•
the possibility that Passage Bio Net Cash, as more fully described below under the caption “The Merger Agreement—Calculation of Passage Bio’s Net Cash” in this proxy statement/prospectus, may be lower at the determination time than currently anticipated, which would reduce the relative percentage ownership of Passage Bio’s existing equityholders in the combined company; and

•	the various other risks associated with the combined company and the Mergers, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus.
In light of the variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Passage Bio Board did not find it useful or practicable to and did not attempt to, quantify, assign or rank any relative or specific weights to the various factors that it considered in reaching its determination that the Mergers, the Amended and Restated Merger Agreement and the Contemplated Transactions are advisable and in best interests of Passage Bio and Passage Bio’s stockholders. In addition, the Passage Bio Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Passage Bio Board, but rather the Passage Bio Board conducted an overall analysis of the factors described above, including discussions with and questioning of Passage Bio management and representatives of the Passage Bio’s legal and financial advisors.
Remix’s Reasons for the Mergers
After careful consideration, at a meeting of the Remix Board on June 23, 2026, the Remix Board unanimously (i) determined that the Contemplated Transactions were fair to, advisable and in the best interests of Remix and its stockholders, (ii) approved and declared advisable the Original Merger Agreement and the Contemplated Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Original Merger Agreement, that the stockholders of Remix vote to adopt the Original Merger Agreement and thereby approve the Contemplated Transactions.
By unanimous written consent, dated September 1, 2026, the Remix Board (i) determined that the Contemplated Transactions were fair to, advisable and in the best interests of Remix and its stockholders, (ii) approved and declared advisable the Amended and Restated Merger Agreement and the Contemplated Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Amended and Restated Merger Agreement, that the stockholders of Remix vote to adopt the Amended and Restated Merger Agreement and thereby approve the Contemplated Transactions (the “Remix Board Recommendation”).
In evaluating the Amended and Restated Merger Agreement and the Contemplated Transactions, the Remix Board consulted with its financial and legal advisors and members of Remix’s management and considered a number of factors in making the Remix Board Recommendation, including the following factors that it believed generally weighed in favor of the Mergers and the Contemplated Transactions (which are not presented in a particular order and were neither ranked nor weighted in any manner by the Remix Board).
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Business, Financial Condition and Prospects of Remix as a Private Company. The Remix Board believed that the Contemplated Transactions were more favorable to Remix and its stockholders than the potential value that might result from other alternatives reasonably available to Remix, including the continued operation of Remix on a standalone basis as a private company, in light of a number of factors, including:

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the Remix Board’s assessment of Remix’s business, operations, financial condition, strategic and competitive positioning, historical and projected cash burn rate and financial performance, preclinical and clinical data, and the risks in achieving Remix’s prospects and plans; and

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the potential benefits to Remix and its stockholders that could result from consummating a reverse merger transaction with a publicly listed company, including increased public visibility, enhanced market awareness of Remix’s business and product pipeline, and improved access to the public capital markets.

•	Access to Capital. The Remix Board considered:
•	its belief that Remix would require additional capital to fund its ongoing operations and advance its product development initiatives;
•	the uncertainty regarding the availability, timing, and terms of such financing available to Remix in the private markets as a standalone private company;
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its belief that investors would be more willing to commit capital to Remix when a defined path to liquidity existed, such as the prospect of becoming a publicly traded company through a reverse merger transaction;

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its belief that the Mergers with Passage, together with the funding committed in the Concurrent Financing, would be a higher probability and more efficient means to access capital than other potential options considered, including engaging in a similar transaction with other publicly-listed companies or pursuing a private financing or initial public offering;

•	the cash resources of the combined company, including the Passage Bio Net Cash, expected to be available upon the closing of the Concurrent Financing and consummation of the Mergers;
•	its belief that such cash resources would support Remix’s current and planned clinical trials and operations into 2028 and provide runway through key clinical milestones; and
•	the access, as a public company, to a broader range of investors to support the development of Remix’s pipeline than if Remix continued to operate as a privately held company.
•	Results of Negotiations with Passage; Highest Price Reasonably Available; Risk of Loss of Opportunity.
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The Remix Board considered that Remix and its advisors had engaged in extensive arm’s-length negotiations with Passage since April 21, 2026 and determined that the expected relative percentage ownership of Passage equityholders and Remix equityholders in the combined company represented the highest relative percentage ownership in the combined company reasonably obtainable for Remix, based on the Remix Board’s judgment and assessment of the approximate valuations of Passage (including the value the Passage Bio Net Cash is expected to provide to the combined company) and Remix (including the value of the amount of proceeds from the Concurrent Financing).
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The Remix Board considered the risk that prolonging the process for evaluating other alternatives available to Remix in an effort to increase the relative percentage ownership of Remix equityholders in the combined company prior to executing a definitive merger agreement with Passage both presented a significant risk of the loss of the opportunity to consummate the Contemplated Transactions on the terms and conditions negotiated by Remix and the Remix Board as of June 23, 2026, and was unlikely to yield a proposal that would be a material improvement to the Contemplated Transactions.

•	Results of Process Conducted. The Remix Board considered:
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the fact that it evaluated a range of strategic alternatives, including remaining a private company, pursuing private financings or an initial public offering or engaging in a similar transaction with other publicly-listed companies;

○	the fact that Remix and its advisors contacted a range of potential transaction counterparties during the months leading up to the execution of the Merger Agreement;
○	its belief that, after reviewing various financing options to enhance stockholder value, the Contemplated Transactions represented the most favorable alternative reasonably available to Remix; and
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its belief that no alternative transactions were reasonably likely to create greater value for Remix’s stockholders than the Contemplated Transactions, taking into account market conditions, execution risk, timing considerations and the potential dilution associated with such alternatives.

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High Likelihood of Completion. The Remix Board considered the likelihood of completion of the Contemplated Transactions to be high, particularly in light of the terms of the Merger Agreement and closing conditions, including:

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the fact that, substantially concurrently with the execution of the Merger Agreement, certain directors, officers and stockholders of Remix executed the Remix Support Agreements and certain directors and officers of Passage executed the Passage Support Agreements, pursuant to which those Persons have agreed, solely in their capacity as stockholders of Passage and Remix, respectively, to vote all of their shares of Passage Common Stock or Remix Capital Stock, respectively, in favor of the adoption and approval of the Passage Stockholder Matters and the Remix Stockholder Matters, respectively;

○	the absence of any conditions to the consummation of the Mergers that are unlikely to be satisfied, including the absence of a financing condition due to the nature of the consideration; and
○	the commitment of Passage to use its commercially reasonable efforts to consummate the Contemplated Transactions.
•	Continuity of Remix Business in the Combined Company. The Remix Board considered its expectation that:
○	the combined company’s operations would comprise Remix’s existing business;
○	substantially all of Remix’s employees, including its management, will serve in similar roles at the combined company; and
○	the combined company would adopt the name “Remix Therapeutics, Inc.” at the Closing.

•	Stockholder Access to Liquidity. The Remix Board considered that:
○	the Contemplated Transactions would provide Remix’s current stockholders with greater liquidity by owning publicly-traded stock than if Remix continued to operate as a privately held company; and
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that shares of Passage Common Stock issued to Remix stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Remix stockholders who are not affiliates of Remix and who are not parties to the Lock-Up Agreements.

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Opportunity to Engage with Third Parties. The Remix Board considered the terms of the Merger Agreement permitting Remix, under certain specified circumstances prior to the approval of the Remix Stockholder Matters by the Required Remix Stockholder Vote, to furnish non-public information regarding Remix to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal of Remix which the Remix Board determines in good faith, after consultation with Remix’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn).

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Ability to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Remix Board considered the terms of the Merger Agreement permitting Remix, under certain specified circumstances prior to the approval of the Remix Stockholder Matters by the Required Remix Stockholder Vote, to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, subject to certain conditions, including that Remix pay Passage the $17.5 million termination fee.

•	Other Terms of the Merger Agreement. The Remix Board considered:
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that the Merger Agreement and other transaction documents were negotiated at arm’s length between Remix, on the one hand, and Passage, on the other hand, with the assistance of their respective financial and legal advisors;

○	its belief that the material terms of the Merger Agreement, taken as a whole, were reasonable to Remix based on the applicable facts and circumstances;
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its belief that the $17.5 million termination fee payable under the Merger Agreement if Remix terminates the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal was reasonable in amount and not preclusive of alternative proposals;

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that the terms of the Merger Agreement permit Remix, under circumstances specified in the Merger Agreement, to obtain an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, without any requirement to post a bond, surety or other security; and

○
that the terms of the Merger Agreement provide Remix sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Mergers or the termination of the Merger Agreement.

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Potential Tax Consequences for Remix Stockholders. The Remix Board considered its expectation that the Mergers will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Remix stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Mergers.

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Appraisal Rights. The Remix Board considered the availability of appraisal rights under Section 262 of the DGCL, which permits holders of Remix Capital Stock who properly exercise such rights to seek judicial determination of the fair value of their shares of Remix Capital Stock.

In the course of its deliberations, the Remix Board also considered a variety of uncertainties, risks and potentially negative factors (which are not presented in a particular order and were neither ranked nor weighted in any manner by the Remix Board), including:
•	the risk that the potential benefits of the Contemplated Transactions may not be realized;

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the risk that the Contemplated Transactions might not be consummated in a timely manner or at all, including as a result of the failure of Passage to obtain the Required Passage Stockholder Vote, and the potential adverse effect on the reputation of Remix and its ability to obtain future financing if the Mergers and Concurrent Financing are not completed;

•
the risk that future sales of common stock by existing Passage stockholders may cause the price of Passage Common Stock to fall, thus reducing the value of Passage Common Stock received by Remix’s stockholders in the First Merger;

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the size of the termination fees payable by Remix to Passage upon the occurrence of certain events, and the potential effect of such termination fees in deterring potential acquirers from proposing an alternative transaction that may be more advantageous to Remix stockholders;

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the exchange ratio used to establish the number of shares of Passage Common Stock to be issued to Remix stockholders in the First Merger is fixed, except for adjustments due to the amount of Passage Bio Net Cash, the amount of proceeds received by Remix in the Concurrent Financing and changes in the parties’ outstanding capital stock at Closing, and thus the relative percentage ownership of Passage stockholders and Remix stockholders in the combined company immediately following the consummation of the Mergers is similarly fixed;

•	the fact that Wedbush, Remix’s financial advisor, served as the exclusive financial advisor for the Mergers;
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the right of Passage, under certain specified circumstances prior to the approval of the Passage Stockholder Matters by the Required Passage Stockholder Vote, to furnish non-public information regarding Passage to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal of Passage which the Passage Board determines in good faith, after consultation with Passage’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn);

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the right of Passage, under certain specified circumstances prior to the approval of the Passage Stockholder Matters by the Required Passage Stockholder Vote, to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, subject to certain conditions, including that Passage pay Remix the $1.5 million termination fee;

•
the expenses incurred and anticipated to be incurred in connection with the Mergers and related administrative costs associated with combining the organizations, including pursuant to the CVR Agreement;

•	the additional costs and compliance obligations Remix will incur that are associated with operating as a public company following the consummation of the Mergers;
•	the fact that Passage’s representations and warranties in the Merger Agreement do not survive the Closing, and the potential risk of liabilities that may arise after the Closing; and
•	various other risks associated with the combined company and the Mergers, including the risks described in the section of this proxy statement/prospectus entitled “Risk Factors”.
After taking into account all of the factors set forth above, as well as others, the Remix Board (i) concluded that the potential benefits of the Contemplated Transactions outweighed any negative or unfavorable considerations, (ii) determined that the Contemplated Transactions were fair to, advisable and in the best interests of Remix and its stockholders and (iii) made the Remix Board Recommendation to Remix’s stockholders.
This discussion of the information and factors considered by the Remix Board includes the material positive and negative factors considered by the Remix Board, but it is not intended to be exhaustive and may not include all the factors considered by the Remix Board. The Remix Board did not quantify or assign any specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and the Contemplated Transactions. Rather, the Remix Board viewed its position and recommendation as being based on the totality of the information presented to, and factors considered by, it. In addition, individual members of the Remix Board may have given differing weights to different factors.

The explanation of the reasoning of the Remix Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”
Opinion of Redwood (Passage Bio’s Financial Advisor)
Passage Bio retained Redwood to provide an opinion to the Passage Bio Board as to the fairness, from a financial point of view, to Passage Bio of the Merger Consideration (as defined below) proposed to be paid pursuant to the terms of the Original Merger Agreement. The Passage Bio Board selected Redwood to act as Passage Bio’s financial advisor to deliver such opinion based on Redwood’s qualifications, reputation and experience. Redwood is a valuation firm that has substantial experience in financial analyses relating to transactions similar to this transaction.
On June 23, 2026, Redwood rendered to the Passage Bio Board (in its capacity as such) its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of June 23, 2026 addressed to the Passage Bio Board, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Redwood in preparing its opinion, the Merger Consideration to be paid by Passage Bio in the proposed Mergers is fair, from a financial point of view, to Passage Bio. The Passage Bio Board considered the financial analyses of Redwood and the opinion of Redwood as one of several factors in making its determination to approve the Original Merger Agreement and the Merger (in this section of this proxy statement/prospectus, the term “Merger” refers to the “Merger” as defined in the Original Merger Agreement). Redwood’s opinion was not the sole factor considered by the Passage Bio Board and should not be viewed as determinative of the views of the Passage Bio Board or Passage Bio’s management with respect to the Merger Consideration or the Merger.
The full text of Redwood’s written opinion, dated June 23, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Redwood in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the written opinion of Redwood set forth below is qualified in its entirety by the full text of Redwood’s written opinion. Passage Bio stockholders are urged to read the opinion in its entirety. Redwood provided its financial advisory services and opinion for the information and assistance of the Passage Bio Board (in its capacity as such and not in any other capacity) in connection with and for purposes of its consideration of the Merger and Redwood’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Passage Bio of the Merger Consideration to be paid pursuant to the Original Merger Agreement. Redwood’s opinion did not address any other term or aspect of the Original Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of Passage Bio or Remix as to how such holder should vote in connection with the Merger or the Proposals, or any other person as to how such stockholder or other person should vote with respect to any matter relating to the Merger or otherwise act with respect to the Merger or any other matter.
The full text of Redwood’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Redwood in preparing its opinion. The summary of the opinion of Redwood set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.
Scope of Redwood’s Analysis
In connection with preparing its opinion, Redwood (i) reviewed a draft dated June 22, 2026 of the Original Merger Agreement, which, for purposes of its opinion, Redwood assumed to be in all material respects identical to the agreement to be executed by the parties; (ii) reviewed drafts of the agreements governing the Concurrent Financing, including (A) a draft dated June 23, 2026 of the Original Subscription Agreement and (B) a draft dated June 17, 2026 of the term sheet for the Convertible Promissory Note Purchase Agreement (the “Convertible Note Term Sheet”), which set forth the principal terms on which certain investors will purchase convertible promissory notes of Remix pursuant to the Remix Note Purchase Agreement (2026) (as defined in the Original Merger Agreement); (iii) reviewed the form of CVR attached as Exhibit F to the draft Original Merger Agreement; (iv) reviewed certain publicly available business and financial information concerning Passage Bio and Remix, and the industries in which they operate; (v) reviewed the current and historical market prices of Passage Bio Common Stock and certain publicly traded securities of other companies that Redwood deemed relevant; (vi) at Passage Bio’s direction, reviewed and relied upon for Redwood’s opinion and analysis (A) the estimated balance sheet of Passage Bio corresponding with the estimated closing date of the Merger, (B) the pro forma capitalization table and option ledger of Passage Bio and Remix corresponding with the proposed closing date of the Merger, and (C) the illustrative example of the calculation of the Remix Merger Shares (as defined in the Original Merger Agreement) set forth in Section 1.1(a)(iii) of the Passage Disclosure Schedule to the draft Original Merger Agreement; (vii) reviewed summaries prepared internally by Passage Bio of its efforts to solicit interest from third parties with respect to a possible acquisition or business combination of Passage Bio; and (viii) performed such other financial studies and analyses and considered such other information as Redwood deemed appropriate for the purposes of its opinion.
In addition, Redwood held discussions with certain members of the management of Passage Bio with respect to certain aspects of the Merger, the past and current business operations of Passage Bio, Merger Sub and Remix, the financial condition and future prospects and operations of Passage Bio, Merger Sub and Remix, the effects of the Merger on the financial condition and future prospects of Passage Bio, and certain other matters Redwood believed necessary or appropriate to its inquiry.
In giving its opinion, Redwood relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by Passage Bio or otherwise reviewed by or for Redwood, and Redwood did not assume any responsibility for independent verification of any such information. Redwood did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with Passage Bio, dated June 11, 2026 (the “Engagement Letter”), Redwood did not assume any obligation to undertake any such independent verification. Redwood did not conduct nor was Redwood provided with any valuation or appraisal of any assets or liabilities, nor did Redwood evaluate the solvency, creditworthiness or fair value of Passage Bio, Merger Sub, Remix or the Surviving Corporation under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Redwood did not express any view or render any opinion regarding the legal, regulatory or tax consequences of the Merger or any portion thereof to Passage Bio, its stockholders or any other party, and Redwood relied on the assessments made by legal, regulatory and tax advisors to Passage Bio with respect to such issues. In relying on the estimated balance sheet and pro forma capitalization table of Passage Bio and other financial data, analyses and projections provided to Redwood or discussed with Redwood by the Passage Bio Board or Passage Bio’s management, Redwood assumed with the Passage Bio Board’s consent that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Passage Bio’s management. Redwood expressed no view as to such estimates or projections or the assumptions on which they were based. Redwood assumed that the Merger will be consummated on the terms set forth in the draft Original Merger Agreement, and that the definitive Original Merger Agreement will not differ in any material respects from the draft thereof furnished to it or have any waiver, modification or amendment of any term or condition that is material to its analysis. Redwood assumed that the Allocation Certificate (as defined in the Original Merger Agreement) will be prepared in good faith and in accordance with the terms of the Original Merger Agreement and the organizational documents of Remix and the contracts applicable to Remix Capital Stock. Redwood assumed that the Concurrent Financing would be consummated on the terms and conditions described in the Original Subscription Agreement and the Convertible Note Term Sheet, with aggregate gross cash proceeds of at least the Concurrent Investment Amount (as defined in the Original Merger Agreement). Redwood assumed that any Reverse Stock Split (as defined in the Original Merger Agreement) effected in connection with the Merger will not affect the relative economic interests of the stockholders. Redwood assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Redwood also assumed that the representations and warranties made by Passage Bio, Merger Sub and Remix in the Original Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. Redwood further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Passage Bio, Merger Sub or Remix or on the contemplated benefits of the Merger. Redwood did not express any opinion as to the Concurrent Financing Merger Shares. At the direction of Passage Bio’s management, Redwood did not analyze the value of the Passage Bio CVRs or ascribe value to any Legacy Assets (as defined in the Original Merger Agreement), and Redwood expressed no opinion with respect thereto.
Redwood’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Redwood as of, the date thereof. Subsequent developments may affect Redwood’s opinion and Redwood does not have any obligation to update, revise, or reaffirm its opinion. Redwood’s opinion is limited solely to the fairness, from a financial point of view, to Passage Bio of the Merger Consideration to be paid in the proposed Merger. Redwood was not asked to opine as to, and its opinion does not in any manner address, (i) the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Passage Bio or Remix, (ii) the underlying decision by Passage Bio to engage in the Merger, (iii) the terms, structure or fairness of the Concurrent Financing, including the Original Subscription Agreement, the Convertible Note Term Sheet, the Remix Convertible Notes (2026) (as defined in the Original Merger Agreement) or any other agreement or instrument entered into in connection with the Concurrent Financing, or the fairness thereof to any party, (iv) the terms, value or fairness of the Passage Bio CVRs, the CVR Agreement or the Legacy Asset Dispositions (each as defined in the Original Merger Agreement), (v) the terms or fairness of any Stockholder Support Agreement, Lock-Up Agreement, Passage Equity Plan (each as defined in the Original Merger Agreement), employment or severance arrangement, or any other agreement, arrangement or understanding entered into in connection with, or contemplated by, the Merger, (vi) the relative merits of the Merger as compared to any alternative business strategies or transactions that might have been available to Passage Bio, or (vii) the prices at which shares of Passage Bio Common Stock or any other securities may trade at any time. Furthermore, Redwood expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration or with respect to the fairness of any such compensation. The opinion should not be construed as creating any fiduciary duty on the part of Redwood to any party.
Redwood was not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of Passage Bio, any alternative transaction involving Passage Bio, or any other transaction. Redwood did not participate in negotiations with respect to the terms of the Merger, the Original Merger Agreement, the Concurrent Financing or any related transactions, nor did Redwood participate in the determination of the Merger Consideration or the allocation methodology. Redwood was not asked to opine on, and expressed no opinion as to, whether the Merger Consideration represents the highest or best price reasonably attainable by Passage Bio.
The opinion of Redwood was approved by the fairness opinion committee of Redwood Valuation Partners, LLC, and was provided to the Passage Bio Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger. The opinion of Redwood does not constitute a recommendation to any stockholder of Passage Bio, Merger Sub, Merger Sub II or Remix as to how such stockholder should vote or act with respect to the Merger, the Proposals or any other matter.
Summary of Redwood Financial Analysis
The following is a summary of the material financial analyses performed by Redwood in connection with rendering its opinion that were included in Redwood’s presentation reviewed by the Passage Bio Board, and is not a complete description of the fairness opinion or the underlying analyses, or of the factors considered in connection with, the analyses or the fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Redwood arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Redwood believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Redwood’s analyses and its opinion. While this summary describes the analyses and factors that Redwood deemed material in its presentations to the Passage Bio Board and its opinion, it does not purport to be a comprehensive description of all analyses and factors considered by Redwood. The opinion is based on the comprehensive consideration of the various analyses performed. This summary is qualified in its entirety by reference to the full text of the opinion attached as Annex B to this proxy statement/prospectus.
In performing its analyses, Redwood conducted such research as it deemed relevant and made numerous assumptions with respect to Passage Bio, Remix, Merger Sub, their respective industries, general business and economic conditions and other matters, many of which are beyond the control of Passage Bio or any other parties to the Merger. None of Passage Bio, Merger Sub, Remix, Redwood, nor any other person or entity assumes responsibility if future results differ materially from the information Passage Bio furnished to or discussed with Redwood or that Redwood otherwise reviewed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Passage Bio, Remix or the Surviving Corporation do not represent appraisals or reflect the prices at which any entity may actually be sold or its securities traded. The assumptions and estimates used in the financial analyses, and subsequent results, are inherently uncertain. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 22, 2026 (the last trading day before the issuance of Redwood’s opinion to the Passage Bio Board) and is not necessarily indicative of current or future market conditions.
The financial analyses summarized below include information presented in tabular format. In order for Redwood’s financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Redwood’s financial analyses.
Analysis of Merger Consideration
Redwood conducted an analysis of the Merger Consideration to be paid by Passage Bio pursuant to the Original Merger Agreement. The aggregate number of shares of Passage Bio Common Stock issuable to holders of Remix Common Stock in the Merger (other than the shares issued in the Concurrent Financing) is referred to herein as the “Merger Consideration.” For a description of the terms of the Merger, including the allocation methodology used to determine the Merger Consideration, see the section entitled “The Merger Agreement” beginning on page 139 of this proxy statement/prospectus.
In preparing its analysis, with the consent and knowledge of the Passage Bio Board, Redwood took into account certain information and representations that Passage Bio’s management provided, including that (i) the amount of the Concurrent Financing would be no less than $100.0 million and would occur immediately prior to the Effective Time, (ii) Passage Bio Net Cash (as defined in the Original Merger Agreement) would be approximately $10.6 million at the Effective Time, (iii) the Remix Equity Value (as defined in the Original Merger Agreement) prior to the Concurrent Financing was estimated to be $226.0 million, (iv) the total invested capital of Remix prior to the Concurrent Financing was $245.8 million, and (v) the number of fully diluted outstanding shares of Passage Bio Common Stock was 3,238,579 shares. Additionally, Redwood was advised by Passage Bio that holders of Passage Bio Common Stock, will receive Passage Bio CVR relating to contingent proceeds derived from certain existing license agreements of Passage Bio (net of certain expenses) and that Passage Bio is not expected to have any continuing business operations on a standalone basis other than those incidental to Passage Bio’s status as a publicly traded company on Nasdaq. Therefore, Redwood did not ascribe any value to the existing business operations of Passage Bio or the Passage Bio CVRs. Further, Passage Bio’s management provided Redwood with short-term forecasts created to estimate Passage Bio Net Cash at Closing. No long-term financial forecasts were provided to Redwood, nor were otherwise publicly available, for Passage Bio, Merger Sub or Remix. As a result, Redwood did not perform a discounted cash flow analysis with respect to Passage Bio, Merger Sub or Remix. In addition, Redwood did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Passage Bio, Merger Sub or Remix, nor was Redwood furnished with any such evaluation or appraisal, and Redwood was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Passage Bio, Merger Sub or Remix.
Premium to Net Cash
Redwood reviewed publicly available information relating to the financial terms of life sciences reverse mergers between June 23, 2023 and June 22, 2026. Redwood reviewed the total premium, defined as the total consideration amount less net cash of the target company, offered as consideration for each public target, along with other quantitative metrics. The table below shows the close date, surviving company, public company target, and premium. The selected group listed below was chosen based on the business operations of each target company, industry of the target company, financial information of the target company, recency of the respective transaction, and other factors. After selection of the applicable group, Redwood evaluated the proposed transaction against these precedent transactions. Redwood also made qualitative judgments when performing its analysis, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Passage Bio to the companies listed below that could affect the public trading, acquisition or other values of each in order to provide a context in which to consider the results of the quantitative analysis. Although the target companies in the reverse mergers listed below were used for comparison purposes, none of the target companies is directly comparable to Passage Bio. These companies may have characteristics that are materially different than Passage Bio, and Redwood did not have access to non-public information on any of the transactions listed below.

Close Date	Surviving Company	Public Company	Value, Net of Cash ($MM)
October-25	Oncoinvent ASA	BerGenBio ASA (OB:BGBIO)	2
July-25	ImageneBio, Inc.	Ikena Oncology, Inc. (Nasdaq:IKNA)	20
June-25	Crescent Biopharma, Inc.	GlycoMimetics (Nasdaq: GLYC)	10
April-25	Jade Biosciences, Inc.	Aerovate Therapeutics (Nasdaq: AVTE)	8
April-25	Tvardi Therapeutics, Inc.	Cara Therapeutics (Nasdaq: CARA)	20
December-24	Palvella Therapeutics, Inc.	Pieris Pharmaceuticals (Nasdaq: PIRS)	10
October-24	TuHURA Biosciences, Inc.	Kintara Therapeutics (Nasdaq: KTRA)	11
October-24	Wex Pharmaceuticals Inc.	Virios Therapeutics (Nasdaq: VIRI)	6
September-24	Oruka Therapeutics, Inc.	ARCA Biopharma (Nasdaq: ABIO)	6
August-24	Firefly Neurosciences, Inc.	WaveDancer (Nasdaq: WAVD)	14
June-24	Tetonic Therapeutics	AVROBIO (Nasdaq: AVRO)	13
April-24	Tawsfynydd Therapeutics	Onconova Therapeutics (Nasdaq: ONTX)	11
March-24	Serina Therapeutics, Inc.	AgeX Therapeutics (Nasdaq: AGE)	6
March-24	Q32 Bio Inc.	Homology Medicines (Nasdaq: FIXX)	20
March-24	LENZ Therapeutics, Inc.	Graphite Bio (Nasdaq: GRPH)	12
March-24	ImmunogenX, LLC	First Wave BioPharma (FWBI)	15
December-23	Cyclo Therapeutics (Nasdaq: CYTH)	Applied Molecular Transport (Nasdaq: AMTI)	1
December-23	Neurogene Inc.	Neoleukin Therapeutics (Nasdaq: NLTX)	14
November-23	Cartesian Therapeutics, Inc.	Selecta Biosciences (Nasdaq: RNAC)	13
November-23	Korro Bio, Inc.	Frequency Therapeutics (Nasdaq: FREQ)	15
October-23	Lung Therapeutics, Inc.	Aileron Therapeutics (Nasdaq: ALRN)	10
October-23	Notable Labs, Ltd.	Vascular Biogenics Ltd. (Nasdaq: VBLT)	20
September-23	Dianthus Therapeutics, Inc.	Magenta Therapeutics (Nasdaq: MGTA)	20
August-23	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10
June-23	TeraImmune Inc.	Baudax Bio (Nasdaq: BXRX)	3
June-23	Spyre Therapeutics, Inc.	Aeglea BioTherapeutics (Nasdaq: AGLE)	25

Redwood reviewed the value delivered for the public entity, net of cash, from the selected transactions, of which the median was $12 million and range from 25th percentile to 75th percentile measured $8.5 million to $15 million, respectively. These observations compare to the premium in the proposed Merger of $15 million as set forth in the Original Merger Agreement.
Initial Public Offering Multiples
Redwood considered certain financial data and financial terms of selected initial public offerings (“IPOs”) that, in its view, were deemed comparable to Remix in consideration of Remix’s industry, diversification, clinical stage of development for its lead asset, underlying technology, target of therapeutics, and other factors. The financial data reviewed by Redwood included the value of capital raised prior to each selected IPO and the related market value of the invested capital (“MVIC”) as indicated by each offering, of which Redwood derived implied multiples (“MVIC Multiples”).
The selected IPOs listed below were chosen based on Redwood’s review of companies in the biotech industry that completed an IPO in the prior three years with a business involving at least one clinical or pre-clinical stage asset and used either an RNA-related modality, an “undruggable target” approach for oncology targets or companies otherwise using a differentiated technology platform. Redwood then limited its selections to companies with operations that were focused on development of its lead asset, among other factors.
After selection of the applicable group, Redwood evaluated Remix against these precedents. Redwood also made qualitative judgments when performing its analysis, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Remix to the companies listed below that could affect the public trading or relative values of each in order to provide a context in which to consider the results of the quantitative analysis. Although the companies participating in an initial public offering listed below were used for comparison purposes, none of the target companies is directly comparable to Remix. These companies may have characteristics that are materially different than Remix, and Redwood did not have access to non-public information on any of the transactions listed below.

IPO Date	Target	Development Status	Phase	MVIC Multiple
June 2026	Parabilis Medicines	Clinical	Phase 1/2	2.6x
February 2026	Generate Biomedicines	Clinical	Phase 3	1.8x
January 2025	Maze Therapeutics	Clinical	Phase 2	0.8x
June 2024	Rapport Therapeutics	Clinical	Phase 1/2a	1.9x
June 2024	Alumis	Clinical	Phase 2/2b	1.0x
February 2024	Metagenomi	Preclinical	Preclinical	1.3x

Redwood reviewed the above transactions, of which the median MVIC Multiple was 1.6x, and the range from the 25th percentile to 75th percentile measured 1.1x to 1.8x. These observations were compared to an MVIC Multiple for Remix implied in the proposed Merger of 0.9x based upon the aforementioned information provided to Redwood.
Merger and Acquisition Proposals
Redwood considered certain financial data and financial terms of selected merger and acquisition transactions that, in its view, were deemed comparable to Remix, in particular limiting to transactions that had closed in the prior three years involving target companies having at least one clinical or pre-clinical stage asset and used either an RNA-related modality, an “undruggable target” approach for oncology targets or companies otherwise using a differentiated technology platform. Redwood then limited its selections to companies with operations that were focused on development of its lead asset, among other factors. The financial data reviewed included the value of capital raised prior to each selected transaction and the related MVIC as indicated by the transaction, of which Redwood derived implied MVIC Multiples.
After selection of the applicable group, Redwood evaluated the Remix against these precedents. Redwood also made qualitative judgments when performing its analysis, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Remix to the transactions listed below that could affect relative values of each in order to provide a context in which to consider the results of the quantitative analysis. Although the companies subject to each transaction below were used for comparison purposes, none of the target companies is directly comparable to Remix. These companies may have characteristics that are materially different than Remix, and Redwood did not have access to non-public information on any of the transactions listed below.
The selected transactions were as follows:

Close Date	Target	Acquirer	Development Status	Phase	MVIC Multiple
October 2025	Orbital Therapeutics	Bristol Myers Squibb	Preclinical	Preclinical	5.6x
August 2024	Morphic Holding	Eli Lilly	Clinical	Phase 2	5.4x
May 2024	Alpine Immune Sciences	Vertex Pharmaceuticals	Clinical	Phase 2	9.6x
March 2024	Harpoon Therapeutics	Merck	Clinical	Phase 1/2	5.2x
February 2024	RayzeBio	Bristol Myers Squibb	Clinical	Phase 3	9.8x
February 2024	Gracell Biotechnologies	AstraZeneca	Clinical	Phase 1b/2	2.2x
January 2024	Carmot Therapeutics	Roche	Clinical	Phase 1/2	7.0x

Redwood reviewed the above transactions, of which the median MVIC Multiple was 5.6x, and the range from the 25th percentile to 75th percentile measured 5.3x to 8.3x . These observations were compared to an MVIC Multiple for Remix implied in the proposed Merger of 0.9x based upon the aforementioned information provided to Redwood.

Other Factors
Redwood described for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:
•
Historical Stock Trading Price Analysis. Redwood reviewed the market capitalization implied by the closing trading prices of publicly traded shares of Passage Bio during the 30 trading days ended June 22, 2026, which reflected a high of $19.4 million and low of $13.6 million, respectively, during the period; and

•
Public Comparable Companies. In connection with Redwood’s financial analysis, Redwood analyzed publicly available information pertaining to the enterprise values of certain publicly traded companies deemed comparable to the Surviving Company. To identify comparable companies, Redwood searched publicly available data for companies having a positive enterprise value greater than their respective cash balances, having at least one clinical-stage asset and used either an RNA-related modality or other “undruggable target” approach including for oncology targets. Redwood then limited its selections to companies with operations that were focused on development of their lead asset, among other factors. Redwood identified seven publicly traded companies, of which enterprise value ranged from $233 million to $1.6 billion, with a median of $439 million. This was compared to the calculated enterprise value of the Surviving Company of $248 million based upon the terms of the Original Merger Agreement and information provided by Passage Bio. These companies may have characteristics that are materially different than the Surviving Company, and Redwood did not have access to non-public information on any of the companies listed below.

Company	Ticker Symbol	Development Status	Phase	Net Enterprise Value ($MM)
Benitec Biopharma Inc.	NasdaqCM: BNTC	Clinical	Phase 1b/2a	$233
Immix Biopharma, Inc.	NasdaqCM: IMMX	Clinical	Phase 2	$530
Prelude Therapeutics Incorporated	NasdaqGS: PRLD	Clinical	Phase 1	$347
ProQR Therapeutics N.V.	NasdaqCM: PRQR	Clinical	Phase 1	$124
SELLAS Life Sciences Group, Inc.	NasdaqCM: SLS	Clinical	Phase 3	$1,390
Stoke Therapeutics, Inc.	NasdaqGS: STOK	Clinical	Phase 3	$1,587

General
Redwood Valuation Partners, LLC operates as a valuation advisory firm, delivering financial analyses to meet the needs of investors, board members, executive and finance teams. Other than services in connection with the Merger, in the past two years, Redwood has not provided financial advisory or other services to, or received compensation from, Passage Bio, Merger Sub or Remix. Redwood may provide financial advisory services to, or with respect to, Passage Bio, Merger Sub, Remix, the Surviving Corporation or their affiliates in the future, and would expect to receive fees for providing such services.
Passage Bio engaged Redwood to act as financial advisor to the Passage Bio Board in connection with the Merger based on Redwood’s qualifications, experience, and reputation, as well as extensive experience working in the biotechnology sector. Redwood regularly engages with clients to provide independent assessments of value in connection with mergers and acquisitions, divestitures, change of control and other purposes.
Passage Bio and Remix determined the Merger Consideration through arm’s-length negotiations and was approved by the Passage Bio Board. Redwood’s financial analyses and opinion represented just one of several factors the Passage Bio Board considered in evaluating the Merger. The analyses summarized above should not be interpreted as determinative of the Passage Bio Board’s or Passage Bio management’s views regarding the Merger Consideration, nor should they be seen as an indication as to whether the Passage Bio Board would have been willing to approve a different consideration as fair.
Passage Bio agreed to pay Redwood a fee of $200,000 for the delivery of its fairness opinion, no portion of which was contingent on the completion of the Merger or the conclusions set forth in its opinion. In addition, Passage Bio agreed to indemnify Redwood and its related parties against certain liabilities and expenses resulting from any claims related to or arising out of the Merger or Redwood’s engagement to provide its opinion. Redwood’s liability in connection with its opinion is limited in accordance with the terms set forth in its Engagement Letter with Passage Bio. Redwood and its affiliates do not hold any investment stake in Passage Bio, Merger Sub, Remix or any party to the Concurrent Financing. Redwood also does not have, and has not had during the two years preceding the date of its opinion, any material financial advisory or other material commercial or financial relationship with any party to the Concurrent Financing that was material to its opinion.
Interests of Passage Bio’s Directors and Executive Officers in the First Merger
In considering the recommendation of the Passage Bio Board with respect to issuing shares of Passage Bio Common Stock in the First Merger and other matters to be acted upon by the Passage Bio stockholders at the Passage Bio special meeting, the Passage Bio stockholders should be aware that Passage Bio’s directors and executive officers have interests in the First Merger that are different from, or in addition to, the interests of Passage Bio stockholders generally. The Passage Bio Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the First Merger, and to recommend that the Passage Bio stockholders approve the proposals to be presented to the Passage Bio stockholders for consideration at the Passage Bio special meeting as contemplated by this proxy statement/prospectus. These interests include the following:
•	Under the Merger Agreement, Passage Bio’s directors and executive officers are entitled to continued indemnification, expense advancements and insurance coverage;
•
In connection with the First Merger, each then-outstanding and unvested Passage Bio Option will be accelerated in full, effective as of immediately prior to the Effective Time; following the Closing, each unexpired and unexercised Passage Bio Option will continue on the same terms and conditions in effect as of immediately prior to the Effective Time. The vesting of each outstanding and unvested Passage Bio Restricted Stock Unit Award will be accelerated in full effective no later than the day immediately prior to the record date for the Pre-Closing Distribution, and each such award will be settled in shares of Passage Bio Common Stock (net of applicable tax withholding);

•
In connection with the First Merger, Passage Bio’s executive officers may receive an extension of the post-termination exercise period of their outstanding Passage Bio Options, subject to their agreement to certain conditions; and.

•
Passage Bio’s executive officers are expected to have their employment terminated at the closing of the First Merger, and to receive the severance benefits set forth in their employment agreements in connection with such termination.

These interests are discussed in more detail below.
Treatment of Shares of Passage Bio Common Stock
Each share of Passage Bio Common Stock issued and outstanding at the time of the First Merger will remain issued and outstanding, and will be unaffected by the Mergers but subject to the proposed reverse stock split of Passage Bio’s issued and outstanding common stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix. Passage Bio’s directors and executive officers will continue to hold their existing shares of Passage Bio Common Stock following the consummation of the First Merger. In addition, holders of Passage Bio Common Stock as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one Passage Bio CVR for each outstanding share of Passage Bio Common Stock held by such holder on such date (as described in more detail in the section titled “Agreements Related to the Mergers—Passage Bio Contingent Value Rights Agreement”). For more information regarding the beneficial ownership of Passage Bio Common Stock by Passage Bio’s directors and executive officers, see the section titled “Principal Stockholders of Passage Bio” of this proxy statement/prospectus. As of September 30, 2026, the directors and executive officers of Passage Bio and their affiliates beneficially owned, in the aggregate, approximately 7.9% of the outstanding shares of Passage Bio Common Stock (including shares issuable upon exercise of stock options exercisable within 60 days of such date).

The following table sets forth, for each current Passage Bio director and executive officer, the number of shares of Passage Bio Common Stock beneficially owned as of September 30, 2026, as well as the number of shares of Passage Bio Common Stock held directly (excluding shares issuable upon exercise of stock options exercisable within 60 days of such date and shares held through affiliated investment funds):

NAME	SHARES OF COMMON STOCK BENEFICIALLY OWNED (#)(1)	SHARES OF COMMON STOCK HELD DIRECTLY (EXCLUDING OPTIONS) (#)(2)
William Chou, M.D.	123,943	6,724
Athena Countouriotis, M.D.	18,357	945
Maxine Gowen, Ph.D.	18,794	—
Sandip Kapadia	19,765	—
Thomas Kassberg	13,481	—
Derrell Porter, M.D.	16,567	—
Dolan Sondhi, Ph.D.	14,446	—
Kathleen Borthwick	28,571	5,403
All directors and executive officers as a group (8 persons)	253,924	13,072

(1)
Includes shares of Passage Bio Common Stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 2026. See “Principal Stockholders of Passage Bio” for additional information regarding beneficial ownership.

(2)	Represents shares of Passage Bio Common Stock held directly, excluding shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2026.
Treatment of Passage Bio Equity Awards
The Merger Agreement provides that, prior to the Closing, Passage Bio will take all actions necessary to provide that (i) all then-outstanding Passage Bio Options will be fully vested and exercisable as of immediately prior to the Effective Time and will continue on the same terms and conditions in effect as of immediately prior to the Effective Time, and (ii) all then-outstanding Passage Bio Restricted Stock Unit Awards will be fully vested and settled in shares of Passage Bio Common Stock no later than the day immediately prior to the record date for the Pre-Closing Distribution (which is the distribution of the contingent value rights to Passage Bio stockholders). As a result, all unvested stock options held by Passage Bio’s directors and executive officers will become fully vested as of the Effective Time, subject to the director or executive officer’s continued service through the Effective Time, and all unvested restricted stock units held by such persons will vest and be settled in shares of Passage Bio Common Stock prior to the record date for the Pre-Closing Distribution of the Passage Bio CVRs, subject to the director or executive officer’s continued service through such date.

The following table sets forth, for each Passage Bio director and executive officer, the number of Passage Bio Options and Passage Bio Restricted Stock Unit Awards outstanding as of September 30, 2026, and the estimated intrinsic value of accelerated vesting in connection with the First Merger, calculated based on a per share price of $4.67 (the average closing market price of Passage Bio Common Stock on the Nasdaq Capital Market over the first five trading days following the first public announcement of the transactions contemplated by the Merger Agreement), without giving effect to the proposed reverse stock split. The value for the Passage Bio Restricted Stock Unit Awards do not include any additional value that may be received for the Passage Bio CVRs. As of September 30, 2026, the Passage Bio Options held by Passage Bio’s executive officers had exercise prices ranging from $7.64 to $135 per share and the Passage Bio Options held by Passage Bio’s directors had exercise prices ranging from $5.08 to $429.20, all of which are higher than $4.67 per share and, accordingly, no value is ascribed to the Passage Bio Options. The actual amounts payable in respect of Passage Bio equity awards held by directors and executive officers of Passage Bio will depend on the number of shares of Passage Bio Common Stock subject to Passage Bio equity awards held by such persons as of the Effective Time, which may differ from the amounts set forth in the table below as a result of vesting or forfeitures.

NAME	UNVESTED STOCK OPTIONS (#)	UNVESTED RESTRICTED STOCK UNITS (#)	ESTIMATED VALUE OF ACCELERATED VESTING ($)
Executive Officers
William Chou, M.D.	90,611	10,000	46,700
Kathleen Borthwick	27,159	5,000	23,350
Non-Employee Directors
Maxine Gowen, Ph.D.	10,539
Athena Countouriotis, M.D.	10,539
Derrell D. Porter, M.D.	10,539
Dolan Sondhi, Ph.D.	10,539
Sandip Kapadia	10,539
Thomas Kassberg	13,437

Extension of Post-Termination Exercise Period of Passage Bio Options
In connection with the First Merger, the Passage Bio Board approved extending to two (2) years the post-termination exercise period for all outstanding Passage Bio Options held by Passage Bio’s current employees, including its executive officers, upon a termination of service by Passage Bio for any reason other than for cause. The extension is subject to the applicable employee’s waiver of any rights relating to the CVR Distribution with respect to Passage Bio Options, the employee’s agreement (if requested by Remix prior to the Closing) to provide up to ten (10) hours per month of transition advisory services for additional reasonable compensation, and the other terms of the applicable award agreement and Passage Bio Equity Plan.
Executive Employment Agreements
Passage Bio has entered into written employment agreements with each of its named executive officers that provide for severance benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of Passage Bio, which includes the First Merger.
William Chou, M.D.
Pursuant to the terms of the employment agreement, in the event Dr. Chou is terminated without “cause” or resigns for “good reason” (as such terms are defined in his employment agreement), within two months prior to, or 12 months following, a “change in control,” which includes the First Merger, Dr. Chou would be entitled to a lump-sum cash amount equal to (i) 18 months of his base salary at that time; (ii) 150% of his annual target bonus for the year in which such termination occurs; and (iii) the amount of COBRA premiums he would be required to pay to maintain group healthcare coverage as in effect on the date of his termination for 18 months.
In addition, in the event that a successor company does not assume or substitute equity awards held by Dr. Chou in connection with a “change in control,” which includes the First Merger, or Dr. Chou experiences a qualifying termination as described above within two months prior to, or 12 months following a “change in control,” Dr. Chou’s then-outstanding equity awards will become fully vested and exercisable, as applicable, and forfeiture restrictions thereon will lapse.
Each of the foregoing severance payments and benefits are subject to Dr. Chou’s execution of a general release of claims against Passage Bio, and his compliance with certain non-competition and non-solicitation provisions set forth in his employment agreement or Passage Bio’s standard confidentiality and inventions assignment agreement. To the extent such severance payments and benefits would result in excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then pursuant to his employment agreement, Dr. Chou would be entitled to receive (i) the full payment of such payments and benefits or (ii) such lesser amount as would result in no portion of those payments and benefits being subject to the excise tax, whichever results in the greater net after-tax position for Dr. Chou.
Kathleen Borthwick
Pursuant to the terms of her employment agreement, in the event that Ms. Borthwick is terminated without “cause” or resigns for “good reason” (as such terms are defined in her employment agreement), within two months prior to, or 12 months following, a “change in control,” which includes the First Merger, Ms. Borthwick would be entitled to a lump-sum cash amount equal to (i) 12 months of her base salary; (ii) 100% her annual target bonus for the year in which such termination occurs; and (iii) the amount of COBRA premiums she would be required to pay to maintain group healthcare coverage as in effect on the date of her termination for 12 months.
In addition, in the event that a successor company does not assume or substitute equity awards held by Ms. Borthwick in connection with a “change in control,” which includes the First Merger, or Ms. Borthwick experiences a qualifying termination as described above within two months prior to, or 12 months following a “change in control”, Ms. Borthwick’s then-outstanding equity awards will become fully vested and exercisable, as applicable, and forfeiture restrictions thereon will lapse.
Each of the foregoing severance payments and benefits are subject to Ms. Borthwick’s execution of a general release of claims against Passage Bio, and her compliance with certain non-competition and non-solicitation provisions set forth in her employment agreement or Passage Bio’s standard confidentiality and inventions assignment agreement. To the extent such severance payments and benefits would result in excise taxes imposed by Section 4999 of the Code, then pursuant to her employment agreement, Ms. Borthwick would be entitled to receive (i) the full payment of such payments and benefits or (ii) such lesser amount as would result in no portion of those payments and benefits being subject to the excise tax, whichever results in the greater net after-tax position for Ms. Borthwick.
Quantification of Potential Payments and Benefits to Passage Bio’s Named Executive Officers
The following table and related footnotes set forth the information required by Item 402(t) of Regulation S-K regarding the payments and benefits that are based on or otherwise relate to the First Merger and that Passage Bio’s named executive officers may receive in connection with the First Merger, which is sometimes referred to as “golden parachute” compensation. It is currently expected that each of Dr. Chou and Ms. Borthwick will have their employment terminated without cause upon the closing of the First Merger. It is possible that one or both of them will provide transitional consulting services to the combined company for some period post-First Merger, although no agreement with respect to any such services has been entered into. Consequently, no arrangements with Remix are included in the table below.
The amounts below are estimates based on multiple assumptions that may or may not actually occur or be accurate, and do not reflect certain compensation actions that may occur before the Effective Time. As a result, the actual amounts, if any, that a named executive officer may receive may differ materially from the amounts set forth below.
For purposes of the table below, the following assumptions were used: (i) the Effective Time occurs on October 15, 2026, the assumed date of the completion of the First Merger solely for purposes of this disclosure; (ii) the base salary and bonus opportunities for each named executive officer were those in effect as of September 30, 2026 (iii) the price per share of Passage Bio Common Stock is $4.67, based on the average closing market price of Passage Common Stock over the first five trading days following the first public announcement of the First Merger, without giving effect to the proposed reverse stock split; (iv) the number of outstanding and unvested Passage Bio Options and Passage Bio Restricted Stock Unit Awards held by each named executive officer is based on such awards outstanding as of September 30, 2026, the latest practicable date before the filing of the Form S-4, rather than as of the Effective Time; and (v) except as otherwise indicated, each named executive officer experiences a termination by the combined company without “cause” or the named executive officer resigns for “good reason” (as defined in the named executive officer’s employment agreement) (in each case, a “Qualifying Termination”) upon the closing of the First Merger and completes all conditions for receiving severance.

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total ($)(4)
William Chou, M.D.	$1,593,020	$46,700	$49,572	$1,689,292
Kathleen Borthwick	$696,920	$23,350	$33,000	$753,270

(1)
Cash. Represents the estimated cash severance payable to the named executive officer upon a Qualifying Termination occurring within two months prior to, or twelve months following, a change in control, which includes the First Merger. Under each named executive officer’s employment agreement, upon such Qualifying Termination, Dr. Chou would be entitled to a lump-sum amount equal to 18 months of his base salary plus 150% of his annual target bonus, and Ms. Borthwick would be entitled to a lump-sum amount equal to 12 months of her base salary plus 100% of her annual target bonus. These payments are “double-trigger,” meaning that both the completion of the First Merger and a qualifying termination must occur, and such payments are conditioned on the named executive officer’s execution and non-revocation of a general release of claims and continued compliance with non-competition and non-solicitation covenants. The estimated components are: (i) for Dr. Chou, $1,027,755 representing 18 months of his base salary, plus $565,265 representing 150% of his annual target bonus; and (ii) for Ms. Borthwick, $497,800 representing 12 months of her base salary, plus $199,120 representing 100% of her annual target bonus.

(2)
Equity. Represents the estimated value of the accelerated vesting of the named executive officer’s outstanding and unvested Passage Bio Options and Passage Bio Restricted Stock Unit Awards. Under the Merger Agreement, each outstanding and unvested Passage Bio Option will accelerate in full effective immediately prior to the Effective Time, and each outstanding and unvested Passage Bio Restricted Stock Unit Award will accelerate in full no later than the day immediately prior to the record date for the Pre-Closing Distribution; accordingly, these amounts are “single-trigger” and would become payable upon completion of the First Merger without regard to a termination of employment. The value of accelerated Passage Bio Options is based on the excess, if any, of $4.67 per share over the applicable exercise price, and the value of accelerated Passage Bio Restricted Stock Unit Awards is based on $4.67 per share. This amount does not include any additional value attributable to the contingent extension of the post-termination exercise period of certain Passage Bio Options held by the named executive officer. Depending on when the Effective Time occurs, certain Passage Bio Options and/or Passage Bio Restricted Stock Unit Awards may vest in accordance to their terms prior to the Closing, or may be exercised or forfeited prior to that time.

(3)
Perquisites/Benefits. Represents the estimated cost of continued group health coverage (through reimbursement of COBRA premiums) provided upon a Qualifying Termination of employment in connection with a change in control — 18 months for Dr. Chou and 12 months for Ms. Borthwick. These benefits are “double-trigger.”

(4)
Tax Reimbursement. Passage Bio’s named executive officers are not entitled to any tax gross-up or excise tax reimbursement in connection with the First Merger. Each named executive officer’s employment agreement contains a Section 280G “better-of” provision, pursuant to which any payments that would constitute “parachute payments” within the meaning of Section 280G of the Code will be reduced to the extent necessary to avoid the excise tax under Section 4999 of the Code, but only if such reduction would result in a greater after-tax benefit to the named executive officer. This does not include any previous earnings for the annual bonus, salary increase, or other previously taxed earnings.

Interests of Remix’s Directors and Executive Officers in the First Merger
In considering the recommendation of the Remix Board with respect to approving the First Merger, Passage Bio stockholders should be aware that certain of Remix’s directors and executive officers have interests in the First Merger that are different from, or in addition to, the interests of Remix’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
The Remix Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the First Merger Agreement and the Merger, and to recommend that the Remix stockholders approve the First Merger.
Ownership Interests
As of September 30, 2026, the directors and executive officers of Remix as a group beneficially owned in the aggregate approximately 5.7% of the outstanding shares of Remix Capital Stock, which for purposes of this subsection excludes any Remix shares issuable upon exercise of Remix Options held by such individuals. Such shares of Remix Capital Stock will be converted into shares of Passage Bio Common Stock at the Effective Time. In addition, each of Remix’s directors and executive officers or their respective affiliates who beneficially own any shares of Remix Capital Stock have also entered into a support agreement in connection with the First Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Mergers—Support Agreements.”

Treatment of Remix Stock Options
Remix’s directors and executive officers currently hold options to purchase shares of Remix Common Stock. Under the terms of the Merger Agreement, at the Effective Time, each Remix Option that is outstanding and unexercised immediately prior to the Effective Time under the Remix 2019 Plan (as amended, the “Remix 2019 Plan”) will automatically be converted into an option to purchase shares of Passage Bio Common Stock equal to the number of shares of Remix Common Stock subject to such option multiplied by the Merger Exchange Ratio and rounding that result down to the nearest whole number of shares at a per share exercise price equal to the existing exercise price of such option multiplied by the Merger Exchange Ratio, rounded up to the nearest whole cent. Passage Bio will assume the Remix 2019 Plan. All rights with respect to Remix Common Stock subject to Remix Options assumed by Passage Bio will be converted into rights with respect to Passage Bio Common Stock. The term, exercisability, vesting schedules and other provisions of assumed Remix options will generally remain unchanged. See the section titled “The Merger Agreement—Treatment of Remix Stock Options.”
The following table details the outstanding options held by Remix’s directors and executive officers as of September 30, 2026:

	Shares of Common Stock Underlying Options (#)	Volume Weighted Average Option Exercise Price
Executive Officers
Peter G. Smith, Ph.D.	5,815,999	$0.72
Heather Wasserman, Ph.D.	1,719,273	$0.69
Charles Michaud, Jr.	300,000	$1.17
Mythili Koneru, M.D., Ph.D.	1,839,960	$1.17
Dominic Reynolds, Ph.D.	1,001,849	$0.84
Nicole Sweeny	1,225,000	$1.12
Non-Employee Directors
Linda C. Bain	220,000	$0.94
Scott Biller, Ph.D.	148,435	$0.84
Maria Koehler, M.D., Ph.D.	280,000	$1.09
Michael Landsittel	—	—
Matthew R. Patterson	684,967	$0.70

Management Following the First Merger
As described in the section captioned “Management Following the Merger”, Remix’s executive officers and directors are currently expected to become the executive officers and directors of the combined company.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to Remix’s executive officers and directors under the Merger Agreement, please see the sections titled “The Merger Agreement—Other Agreements—Director Indemnification and Insurance” and “Certain Relationships and Related Party Transactions of the Combined Company—Remix Related Party Transactions-Indemnification Agreements.”

Executive Officers of the Combined Company Following the First Merger
Effective as of the Closing, the combined company’s executive officers are expected to be the individuals designated by Remix. Remix currently expects that the following individuals will serve as the executive officers of the combined company following the First Merger:

NAME	TITLE
Peter G. Smith, Ph.D.	President and Chief Executive Officer
Heather Wasserman	Chief Operating Officer and Chief Business Officer
Charles Michaud, Jr.	Interim Chief Financial Officer (principal accounting and financial officer)
Dominic Reynolds, Ph.D.	Chief Scientific Officer
Nicole Sweeny	Chief Commercial Officer

Merger Consideration
At the Effective Time, each share of Remix Capital Stock outstanding immediately prior thereto (excluding shares held by stockholders who have exercised and perfected appraisal rights, shares held as treasury stock by Remix or held or owned by Passage Bio, Merger Sub, Merger Sub II or any subsidiary of Passage Bio or Remix and shares issued in the Concurrent Financing), will be converted into the right to receive a number of shares of Passage Bio Common Stock equal to the Merger Exchange Ratio. Additionally, the Remix Common Stock issued in the Concurrent Financing will be converted solely into the right to receive a number of shares of Passage Bio Common Stock equal to the total amount of Concurrent Financing Merger Shares multiplied by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, in each case as set forth on the Allocation Certificate.
No fractional shares of Passage Bio Common Stock will be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Passage Bio Common Stock a holder of Remix Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
Treatment of Remix Options
Under the terms of the Merger Agreement, each Remix Option that is outstanding and unexercised immediately prior to the Effective Time under the Remix 2019 Plan, whether or not vested, will be converted into and become an option to purchase shares of Passage Bio Common Stock at the Effective Time. Passage Bio will assume the Remix 2019 Plan and all such Remix Options in accordance with the terms of the Remix 2019 Plan and the terms of the stock option agreement by which such option is evidenced.
Accordingly, from and after the Effective Time: (i) each outstanding Remix Option assumed by Passage Bio may be exercised solely for shares of Passage Bio Common Stock; (ii) the number of shares of Passage Bio Common Stock subject to each outstanding Remix Option assumed by Passage Bio will be determined by multiplying (A) the number of shares of Remix Common Stock that were subject to such Remix Option, by (B) the Merger Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Passage Bio Common Stock; (iii) the per share exercise price for the Passage Bio Common Stock issuable upon exercise of each Remix Option assumed by Passage Bio will be determined by dividing (A) the per share exercise price of such Remix Option, by (B) the Merger Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Remix Option assumed by Passage Bio will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such Remix Option will otherwise remain unchanged; provided, however, that the combined company’s board of directors or a committee thereof will succeed to the authority and responsibility of the Remix Board or any committee thereof with respect to each Remix Option assumed by Passage Bio.
Effective Time of the Mergers
The Mergers will be completed no later than the second business day after all of the conditions to the Closing are satisfied or waived, including the approval of the stockholders of Passage Bio, other than those conditions that by their nature are to be satisfied at the closing of the Mergers, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement—Termination and Termination Fees.” The Mergers are anticipated to occur after the Passage Bio special meeting. Neither Passage Bio nor Remix can predict the exact timing of the consummation of the Mergers.
Material U.S. Federal Income Tax Consequences of the Mergers
Passage Bio stockholders will not sell, exchange or dispose of any shares of Passage Bio Common Stock as a result of the Mergers. Thus, there will be no material U.S. federal income tax consequences to Passage Bio stockholders as a result of the Mergers.
Nasdaq Stock Market Listing
Passage Bio Common Stock is currently listed on Nasdaq under the symbol “PASG.” Pursuant to the Merger Agreement, Passage Bio has agreed to (a) use commercially reasonable efforts to maintain its existing listing on Nasdaq until the Closing, (b)(i) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Passage Bio Common Stock being issued in the Mergers, and (ii) use commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the Effective Time, and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Passage Bio Common Stock on Nasdaq and to use commercially reasonable efforts to cause such listing application to be conditionally approved prior to the Effective Time.
Each party will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives. Each party will cooperate with the other party as reasonably requested with respect to the Nasdaq listing application and promptly furnish to such party all information concerning itself, its members and its stockholders that may be reasonably requested in connection with any action contemplated by the foregoing paragraph.
If the Nasdaq listing application is accepted, Passage Bio anticipates that the common stock of the combined company will be listed on Nasdaq following the Closing under the trading symbol “RMTX.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split. As of October 8, 2026, the bid price of Passage Bio Common Stock was $3.73.
Anticipated Accounting Treatment
The Mergers are expected be accounted for under GAAP as an in-substance reverse recapitalization. For accounting purposes, Remix is expected to be considered the accounting acquirer. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of Passage Bio’s discontinuation of its research and development activities and settlement of its other remaining operating assets and liabilities, immediately prior to the Closing, Passage Bio is expected to have nominal assets, apart from cash and cash equivalents and marketable securities. Under a reverse recapitalization, Remix is considered to effect a financing transaction in exchange for issuing equity.
Appraisal Rights
Passage Bio
Under the DGCL, Passage Bio stockholders are not entitled to appraisal rights in connection with the Mergers.
Remix
If the First Merger is consummated, holders of shares of Remix Common Stock (including beneficial owners of shares of Remix Common Stock) who (i) did not consent to the adoption of the Merger Agreement pursuant to Section 228 of the DGCL, (ii) properly demand an appraisal of their shares of Remix Common Stock, (iii) continuously hold of record or beneficially own their shares of Remix Common Stock through the effective date of the First Merger, and (iv) do not properly withdraw their demands or otherwise lose their rights to appraisal will be entitled to appraisal rights in connection with the First Merger under Section 262 ( of the DGCL (“Section 262”), so long as they comply with the conditions established by Section 262. Unless the context requires otherwise, all references in Section 262 and in this summary to a “stockholder” mean a record holder of

Remix Common Stock, all references in Section 262 and in this summary to “beneficial owner” mean a person who is the beneficial owner of shares of Remix Common Stock held either in voting trust or by a nominee on behalf of such person, and all references in Section 262 and in this summary to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which can be accessed without subscription or cost at the following URL, and is incorporated herein by reference: https://www.delcode.delaware.gov/title8/c001/sc09/index.html#262. Failure to precisely follow any of the statutory procedures set forth in Section 262 will result in the loss or waiver of your appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders or beneficial owners exercise their appraisal rights under Section 262.
Under Section 262, if the First Merger is completed, stockholders and beneficial owners of Remix Common Stock who (i) have not consented to the adoption of the Merger Agreement pursuant to Section 228 of the DGCL, (ii) make the demand described below with respect to such shares within twenty days of the mailing of a notice of the availability of appraisal rights from Remix, (iii) continuously hold of record or beneficially own such shares through the effective date of the First Merger, and (iv) otherwise comply with the statutory requirements of Section 262 will be entitled to an appraisal of their shares of Remix Common Stock and to receive payment in cash, in lieu of the shares of Passage Bio Common Stock otherwise issuable to such stockholder or beneficial owner pursuant to terms and conditions of the Merger Agreement, for the fair value of their shares of Remix Common Stock as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the First Merger, as determined by the Delaware Court of Chancery (the “Court”). Such payment shall include interest on the amount determined by the Court to be the fair value from the effective date of the First Merger through the date of payment of the judgment, unless the Court in its discretion determines otherwise for good cause shown. In certain circumstances described below, interest shall accrue on the difference between the amount determined to be the fair value and the amount paid by the surviving entity prior to the entry of judgment in the appraisal proceeding. The “fair value” of shares of Remix Common Stock as determined by the Court may be more than, less than, or equal to the value of the shares of Passage Bio Common Stock that persons seeking appraisal are otherwise entitled to receive under the terms of the Merger Agreement. Stockholders and beneficial owners should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction, such as the First Merger, is not an opinion as to, and does not otherwise necessarily address “fair value” under Section 262.
When a merger agreement is approved by written consent without a meeting pursuant to Section 228 of the DGCL, as is contemplated to be the case with the Merger Agreement, Section 262 requires that either a constituent corporation before, or the surviving corporation within 10 days after, the effective date of the merger notify each stockholder of the constituent corporation who is entitled to appraisal rights, that appraisal rights are available for any and all shares thereof and must include in each such notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. Remix will separately provide notice to Remix’s stockholders that appraisal rights are available in connection with the First Merger, and the full text of Section 262 can be accessed without subscription or cost at the following URL, and is incorporated herein by reference: https://www.delcode.delaware.gov/title8/c001/sc09/index.html#262. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of appraisal rights under the DGCL.
Stockholders and beneficial owners of Remix Common Stock who wish to exercise their appraisal rights must, within 20 days after the date of receiving such notice, demand in writing the appraisal of such stockholder’s or beneficial owner’s shares. In addition, such person must continuously hold of record or beneficially own the shares of Remix Common Stock from the date the written demand for appraisal is made through the effective date of the First Merger. All demands for appraisal should be addressed to Peter Smith, Chief Executive Officer at Remix Therapeutics, Inc., 100 Forge Road, Suite 400, Watertown, MA 02472. A stockholder’s or beneficial owner’s failure to demand in writing the appraisal of such stockholder’s or beneficial owner’s shares on or before the expiration of such 20-day period will result in the loss of his, her or its appraisal rights.
In the case of a written demand for appraisal made by a stockholder of record, the demand must reasonably inform Remix of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of such stockholder’s shares of Remix Common Stock. If shares of Remix Common Stock are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal must be made on behalf of the record owner in that capacity. If the shares of Remix Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record owner. A record owner, such as a broker, bank or other nominee who holds shares of Remix Common Stock as a nominee or intermediary for others, may exercise appraisal rights with respect to the shares of Remix Common Stock held for one or more beneficial owners, while not exercising appraisal rights for other beneficial owners. In that case, the written demand should state the number of shares of Remix Common Stock as to which appraisal is sought. Where no number of shares of Remix Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Remix Common Stock held in the name of the record owner.
In the case of a written demand for appraisal made by a beneficial owner, the demand must reasonably identify the record holder of the shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such stock and a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the verified list (as defined below). Although not expressly required by Section 262, the surviving corporation reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the shares of Remix Common Stock for which such demand is submitted.
Beneficial owners who hold their shares of Remix Common Stock through a broker, bank or other nominee and who wish to exercise appraisal rights should consult with their broker, bank or other nominee as soon as possible to determine the appropriate procedures for, and any internal deadlines that the broker, bank or other nominee may impose in connection with, making a demand for appraisal, so that a valid demand may be made within the time period described above.
If the First Merger is consummated, within 10 days after the effective date of the First Merger, Remix, as the surviving corporation in the First Merger, must notify each stockholder or beneficial owner who is entitled to appraisal rights of the date that the First Merger has become effective; provided, however, that if such notice is sent more than 20 days following the sending of the notice of appraisal rights to Remix stockholders, such notice need only be sent to each stockholder or beneficial owner who is entitled to appraisal rights and who has demanded appraisal of his, her or its shares of Remix Common Stock in accordance with Section 262.
At any time within 60 days after the effective date of the First Merger, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw their demand for appraisal and to accept the terms offered in the First Merger by delivering to the surviving corporation a written withdrawal of such person’s demand for appraisal; after this period, the person may withdraw such demand for appraisal only with the written consent of the surviving corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application (as defined below); provided, however, that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the First Merger within 60 days after the effective date of the Mergers.
Within 120 days after the effective date of the First Merger, but not thereafter, either the surviving corporation or any person who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the value of the shares of Remix Common Stock held by all persons entitled to appraisal. Upon the filing of the petition by any person other than the surviving corporation, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such petition and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. In the event that the surviving corporation does not file such petition, it is the obligation of the stockholders or beneficial owners of Remix Common Stock to initiate all necessary action to perfect their appraisal rights with respect to shares of Remix Common Stock within the time prescribed in Section 262. If, within 120 days after the effective date of the First Merger, no petition has been filed as provided above, all rights to appraisal will be lost and those shares will be deemed to have been converted at the Effective Time into the right to receive shares of Passage

Bio Common Stock as set forth in the Merger Agreement. In addition, within 120 days after the effective date of the First Merger, any person who has theretofore complied with the applicable provisions of Section 262 will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of Remix Common Stock not consenting in writing in favor of the First Merger and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that where a beneficial owner makes a demand for appraisal directly, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of this aggregate number). The statement must be given within 10 days after such written request has been received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262(d), whichever is later.
If a petition for appraisal is duly filed by a stockholder or beneficial owner of Remix Common Stock and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “verified list”) containing the names and addresses of all persons who have demanded an appraisal of their shares of Remix Common Stock and with whom agreements as to the value of their shares of Remix Common Stock have not been reached. If the petition was filed by the surviving corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, must give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation in the First Merger and to the persons shown on the verified list at the addresses therein stated. The forms of the notices by mail and by publication must be approved by the Court, and the costs thereof shall be borne by the surviving corporation in the First Merger.
If a petition for an appraisal is timely filed, at the hearing on such petition, the Court will determine which persons have complied with Section 262 and are entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares of Remix Common Stock, and who hold shares represented by certificates, to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Court may dismiss the proceedings as to that person.
Upon application by the surviving corporation or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.
After determination of the persons entitled to appraisal of their shares of Remix Common Stock, the appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding the Court will appraise the shares of Remix Common Stock, determining their fair value as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the First Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Court will direct the payment of such value (together with any applicable interest) by the surviving corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in such Court may be enforced. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest from the effective date of the First Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the First Merger and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceeding, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the preceding sentence only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of shares as determined by the Court and (ii) interest theretofore accrued, unless paid at that time.
Remix reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Remix Common Stock is less than the value that Remix stockholders are entitled to receive under the terms of the Merger Agreement. In determining “fair value,” the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., 457 A.2d 701 (Del. 1983), the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., 684 A.2d 289 (Del. 1996), the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Although Remix believes that the value ascribed to each share of Remix Common Stock pursuant to the terms of the First Merger is fair, no representation is made as to the outcome of the appraisal of fair value, and the persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the value that Remix Stockholders are entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon the application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith (an “application”), the Court may order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Remix Common Stock entitled to appraisal that were not dismissed pursuant to the terms of Section 262 or subject to an award pursuant to a reservation. In the absence of such an order, each party bears its own fees and expenses.
If any person who demands appraisal under Section 262 fails to perfect, or loses or validly withdraws, such person’s right to appraisal, such person’s shares of Remix Common Stock will be deemed to have been converted at the Effective Time into the right to receive the shares of Passage Bio Common Stock otherwise issuable to such person in connection with the First Merger. Any person who demanded and perfected appraisal rights will not, after the Effective Time, be entitled to vote the shares of Remix Common Stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Remix Common Stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time).
Failure to comply strictly with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights. Consequently, any person wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Passage Bio, Remix, Merger Sub or Merger Sub II. The following description does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Mergers and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Passage Bio, Merger Sub and Merger Sub II, on the one hand, and Remix, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and were made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement, which contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed (and may continue to change) after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, you should not rely on the representations, warranties or covenants as current characterizations of factual information about Passage Bio, Remix, Merger Sub or Merger Sub II, and you should read the information provided elsewhere in this proxy statement/prospectus and in Passage Bio’s filings with the SEC regarding its business.
Structure
Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Passage Bio formed in connection with the Mergers, will merge with and into Remix at the Initial Effective Time, with Remix surviving as a wholly owned subsidiary of Passage Bio, and immediately following thereof, Remix will merge with and into Merger Sub II, a wholly owned subsidiary of Passage Bio formed in connection with the Merger, at the Effective Time, with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio. Substantially concurrently with the completion of the First Merger, Passage Bio will be renamed ”Remix Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “RMTX.”
Completion and Effectiveness of the Mergers
The Mergers will be completed no later than the second business day after all of the conditions to the Closing are satisfied or waived, including the approval of the stockholders of Passage Bio, other than those conditions that by their nature are to be satisfied at the closing of the Mergers (so long as such conditions would be so satisfied), unless earlier terminated in accordance with the terms of the Merger Agreement. The Closing may also occur at such other time, date and place as Remix and Passage Bio mutually agree in writing.
Treatment of Remix Convertible Notes and Remix Preferred Stock
All Remix Convertible Notes will be converted into shares of Remix Common Stock or Remix Warrants as of immediately prior to the Initial Effective Time in accordance with, and pursuant to the terms and conditions of, the Remix Convertible Notes.
All Remix Preferred stock will be converted into shares of Remix Common Stock as of immediately prior to the Initial Effective Time in accordance with, and pursuant to the terms and conditions of, the organizational documents of Remix (the “Remix Preferred Stock Conversion”).
Merger Consideration and Merger Exchange Ratio
Merger Consideration
At the Initial Effective Time (after giving effect to the Remix Preferred Stock Conversion and the Remix Convertible Notes Conversion), the Remix Common Stock outstanding immediately prior to the Initial Effective Time (excluding (i) Remix Common Stock issued in the Concurrent Financing, (ii) Remix Treasury Shares and

(iii) Dissenting Remix Shares) will be converted solely into the right to receive a number of shares of Passage Bio Common Stock equal to the total number of Remix Merger Shares described in the section titled “The Merger Agreement—Remix Merger Shares” multiplied by the applicable Remix stockholder’s percentage interest in Remix Outstanding Shares as set forth on the Allocation Certificate and, if any such Remix Common Stock is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable restricted stock, restricted stock unit award agreement or other similar agreement with Remix, then the shares of Passage Bio Common Stock issued in exchange for such Remix Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.
At the Initial Effective Time, by virtue of the First Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Remix Common Stock issued in the Concurrent Financing will be converted solely into the right to receive a number of shares of Passage Bio Common Stock equal to the amount of Concurrent Financing Merger Shares described in the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio” multiplied by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, as set forth on the Allocation Certificate. Remix Treasury Shares will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefore.
No fractional shares of Passage Bio Common Stock will be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Passage Bio Common Stock resulting from the conversion of Remix capital stock into the right to receive a number of Passage Bio Common Stock a holder of Remix Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
At the Initial Effective Time, by virtue of the First Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Initial Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. If applicable, each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Initial Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation until presented for transfer or exchange.
At the Effective Time, by virtue of the Second Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock, $0.001 par value per share, of the Surviving Corporation issued and outstanding immediately prior to the Effective Time will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor, and each membership interest of Merger Sub II issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one membership interest of the Surviving Company.
Allocation Certificate
In accordance with the Merger Agreement, at least two Business Days prior to the closing date, Remix will prepare and deliver to Passage Bio a certificate signed by an executive officer of Remix, setting forth (as of immediately prior to the Initial Effective Time): (a) each holder of Remix Capital Stock (after giving effect to the Remix Preferred Stock Conversion, the Remix Convertible Notes Conversion and the treatment of the Remix Warrants in accordance with their terms and conditions), (b) such holder’s name and address, (c), the number and type of Remix Capital Stock held as of the Closing Date for each such holder, (d) the number of shares of Passage Bio Common Stock to be issued to such holder pursuant to the Merger Agreement in respect of the Remix Capital Stock held by such holder as of immediately prior to the Initial Effective Time and (e) for each investor in the Concurrent Financing, the total investment to be made by such investor in the Concurrent Financing, the percentage of the Concurrent Financing Proceeds represented by such stockholder’s investment in the Concurrent Financing, and the number of shares of Passage Bio Common Stock to be issued to such holder pursuant to the Merger Agreement (the “Allocation Certificate”).

Remix Merger Shares
The formula to calculate Remix Merger Shares, subject to the terms and conditions of the Merger Agreement, is the product determined by multiplying (i) the Post-Closing Passage Shares by (ii) the Remix Allocation Percentage, in which:
•	“Aggregate Valuation” means the sum of (A) the Remix Equity Value, (B) the Passage Bio Valuation and (C) the Concurrent Financing Proceeds.
•	“Passage Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Passage Valuation by (B) the Aggregate Valuation.
•	“Passage Bio Equity Value” means $20,000,000.
•
“Passage Outstanding Shares” means, subject to the terms and conditions of the Merger Agreement (including, if applicable and without limitation, the effects of the Reverse Stock Split and filing the Proposed Restated Charter), the total number of shares of Passage Common Stock outstanding immediately prior to the Initial Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, (A) the issuance of shares of Passage Common Stock in respect of all Passage ITM Options that will be outstanding as of immediately prior to the Initial Effective Time calculated on a “treasury method” basis (and, for the avoidance of doubt, excluding any shares of Passage Common Stock in respect of Passage Bio Options that are not Passage ITM Options), (B) the settlement in shares of Passage Common Stock of Passage Restricted Stock Unit Awards outstanding as of immediately prior to the Initial Effective Time on a net settlement basis as provided in the Merger Agreement (which, for the avoidance of doubt, excludes the shares of Passage Common Stock withheld under the RSU Withholding Amount) and (C) the exclusion of shares of Passage Common Stock held by Passage as treasury stock or owned by Remix or any of its Subsidiaries or any Subsidiary of Passage immediately prior to the Initial Effective Time.

•	“Passage Valuation” means (A) the Passage Equity Value minus (B) the Passage Bio Net Cash Deficiency (if any) plus (C) the Passage Bio Net Cash Surplus (if any).
•	“Remix Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Remix Equity Value by (B) the Aggregate Valuation.
•	“Remix Equity Value” means $226,000,000.
•
“Passage Bio Net Cash Deficiency” means, if Passage Bio Net Cash is less than $4,500,000, the amount (if any) by which $5,000,000 exceeds Passage Bio Net Cash, calculated as of 12:01 a.m. Eastern Time on the Closing Date.

•	“Post-Closing Passage Shares” means the quotient determined by dividing (A) the Passage Outstanding Shares by (B) the Passage Allocation Percentage.
•
“Passage Bio Net Cash Surplus” means, if Passage Bio Net Cash is greater than $5,500,000, the amount (if any) by which Passage Bio Net Cash exceeds $5,000,000, calculated as of 12:01 a.m. Eastern Time on the Closing Date.

•	“Remix Merger Shares” means the product of (i) the Post-Closing Passage Shares multiplied by (ii) the Remix Allocation Percentage.
•
“Remix Outstanding Shares” means, (i) the total number of shares of Remix Common Stock outstanding immediately prior to the Initial Effective Time (after giving effect to the Remix Preferred Stock Conversion and the Remix Convertible Notes Conversion) as expressed on a fully-diluted basis and as-converted to Remix Common Stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Remix Common Stock that would be issued assuming the acceleration and exercise of all Remix Options and Remix Warrants outstanding as of immediately prior to the Initial Effective Time, but, (ii) notwithstanding the foregoing, excluding all shares of Remix Common Stock issuable in connection with the Concurrent Financing, including, without limitation, the shares of Remix Common Stock issued or issuable pursuant to (x) the conversion of the Remix Convertible Notes (2026) in the Remix Convertible Notes Conversion and (y) the Subscription Agreement.

•	“Concurrent Financing Proceeds” means the proceeds resulting from the Concurrent Financing, which are not expected to be less than the Concurrent Investment Amount of $99,929,000.00.

Concurrent Financing Merger Shares
The formula to calculate Concurrent Financing Merger Shares, subject to the terms and conditions of the Merger Agreement, is the product determined by multiplying (i) the Post-Closing Passage Shares by (ii) the Concurrent Financing Allocation Percentage, in which:
•	“Post-Closing Passage Shares” is defined above.
•	“Concurrent Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Concurrent Financing Proceeds by (B) the Aggregate Valuation.
•	“Aggregate Valuation” is defined above.
Calculation of Passage Bio Net Cash
Pursuant to the terms of the Merger Agreement, Passage Bio’s “Net Cash” means the sum (without duplication) of the following:
•
Passage Bio’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Passage Balance Sheet;

plus:
•	all prepaid expenses set forth in the Passage disclosure schedule;
minus:
•
accrued accounts payable due and payable as of the Closing in accordance with GAAP, including, without limitation, all lease termination costs and all other fees and expenses of Passage incurred in connection with the Contemplated Transactions, including, for the avoidance of doubt, Transaction Expenses of Passage Bio;

•
contractual commitments for future cash payments, whether absolute, contingent or otherwise, under Passage Real Estate Leases, netted against cash amounts received or reasonably expected to be received pursuant to sublease arrangements with respect to Passage Real Estate Leases

•
expenses (including Taxes) of Passage Bio incurred in connection with, related to or associated with the disposition of Legacy Assets and any contingent obligations or liabilities (including the full amount of any indemnity obligations) arising from such dispositions;

•
any liabilities of Passage (A) for any cash payment to or for the benefit of any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries for change in control or transaction bonuses, retention bonuses, severance or similar compensatory payments or benefits that are payable under the terms of Passage contracts in effect prior to the Initial Effective Time as a result of, or in connection with, the completion of the Contemplated Transactions, whether alone or together with any other event (including payments with “double trigger” provisions related to terminations occurring at or prior to the Closing) (in each case, including the employer portion of any payroll or similar taxes payable with respect thereto), (B) with respect to the unfunded or underfunded portion of any accrued employer contributions to a defined contribution or any post-retirement health and welfare benefit plan that remain unpaid as of Closing, and (C) accrued but unpaid bonuses, severance and vacation or paid time off (including the employer portion of any payroll or similar taxes payable with respect thereto;

•
the RSU Withholding Amount and the employer portion of any payroll or similar taxes payable as a result of the vesting and settlement of each outstanding and unvested Passage Bio Restricted Stock Unit Award in accordance with the Merger Agreement.

For the avoidance of doubt, (1) the cash and cash equivalents received in the Concurrent Financing will be excluded from the calculation of Passage Bio Net Cash and (2) the cash, cash equivalents and marketable securities received from the disposition of Legacy Assets will be included in the calculation of Passage Bio Net Cash.

Delivery of Passage Bio Net Cash Schedule
Not less than ten business days prior to the anticipated Closing Date as mutually agreed to in good faith by Passage Bio and Remix, Passage Bio will deliver to Remix a net cash schedule (the “Passage Bio Net Cash Schedule”) setting forth, in reasonable detail, Passage Bio’s good faith estimated calculation of Passage Bio Net Cash (the “Passage Bio Net Cash Calculation”) as of the close of business on the Closing Date, prepared and certified by Passage Bio’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal financial and accounting officer of Passage Bio) together with the relevant work papers and back-up materials used or useful in preparing the Passage Bio Net Cash schedule as reasonably requested by Remix.
Within five business days after delivery of such Passage Bio Net Cash Schedule (the last day of such period referred to as the “response date”), Remix will have the right to dispute any part of the Passage Bio Net Cash schedule by delivering a written notice to that effect to Passage Bio (referred to herein as a “dispute notice”). Any dispute notice will identify in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to the Passage Bio’s Net Cash Calculation.
If Remix disputes the Passage Bio Net Cash Schedule on or prior to the response date, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of Net Cash or any component thereof within two calendar days after the delivery of Remix’s dispute notice, any remaining disagreements as to the calculation of Net Cash will be referred to an independent auditor of recognized national standing jointly selected by Passage Bio and Remix or another independent auditor of recognized national standing mutually agreed upon by Passage Bio and Remix. The determination of the amount of Net Cash made by such accounting firm shall be final and binding on Passage Bio and Remix. The parties will delay the closing of the Mergers until the resolution of the calculation of Net Cash.
Passage Bio’s Net Cash balance is subject to numerous factors, some of which are outside of Passage Bio’s control. The actual amount of Net Cash will depend significantly on the timing of the closing of the Mergers. As noted above, the closing of the Mergers could be delayed if Passage Bio and Remix are not able to agree upon the amount of Passage Bio’s Net Cash as of the close of business on the Closing Date.
Treatment of Remix Options and Remix Equity Plan
Under the terms of the Merger Agreement, each Remix Option that is outstanding and unexercised immediately prior to the Initial Effective Time under the Remix 2019 Plan, whether or not vested, will be converted into and become an option to purchase shares of Passage Bio Common Stock at the Initial Effective Time. Passage Bio will assume the Remix 2019 Plan and all such Remix Option in accordance with the terms of the Remix 2019 Plan and the terms of the stock option agreement by which such Remix Option is evidenced.
Accordingly, from and after the Initial Effective Time: (i) each outstanding Remix Option assumed by Passage Bio may be exercised solely for shares of Passage Bio Common Stock; (ii) the number of shares of Passage Bio Common Stock subject to each outstanding Remix Option assumed by Passage Bio will be determined by multiplying (A) the number of shares of Remix Common Stock that were subject to such Remix Option, by (B) the Merger Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Passage Bio Common Stock; (iii) the per share exercise price for the Passage Bio Common Stock issuable upon exercise of each Remix Option assumed by Passage Bio will be determined by dividing (A) the per share exercise price of such Remix Option, by (B) the Merger Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Remix Option assumed by Passage Bio will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such Remix Option will otherwise remain unchanged; provided, however, that the combined company’s board of directors or a committee thereof will succeed to the authority and responsibility of the Remix Board or any committee thereof with respect to each Remix Option assumed by Passage Bio.
As soon as reasonably practicable following the Closing Date (but in no event later than five (5) Business Days after Passage Bio first becomes eligible to use Form S-8 for the assumed Remix Options), Passage Bio will file an appropriate registration statement on Form S-8 (or such other appropriate form, if required) with respect to the offering of the shares of Passage Bio Common Stock issuable upon the exercise of the assumed Remix Options and will use reasonable best efforts to maintain the effectiveness of registration statement thereafter for so long as any of such Remix Options remain outstanding.

Treatment of Remix Warrants
At the Initial Effective Time, each Remix Warrant that is issued and outstanding as of immediately prior to the Initial Effective Time shall be treated in accordance with its terms and conditions.
Directors and Executive Officers of the Combined Company Following the Mergers
Pursuant to the Merger Agreement, each of the directors and officers of Passage will resign effective as of the Initial Effective Time. The Merger Agreement provides that Passage Bio will cause, effective as of the Initial Effective Time, the board of directors of the combined company to consist of six members, with each member designated by Remix. The parties currently anticipate that Linda C. Bain, Scott Biller, Ph.D., Maria Koehler, M.D., Ph.D., Michael Landsittel, Matthew R. Patterson, Peter G. Smith, Ph.D., and Peter Colabuono will serve on the board of directors of the combined company. For more information about the directors and executive officers of the combined company following the Merger, please see the section titled “Management Following the Mergers.”
Amendment of the Restated Certificate of Incorporation of Passage Bio
Passage Bio agreed to amend its certificate of incorporation prior to the Initial Effective Time to effect the Reverse Stock Split and to amend its certificate of incorporation at the Initial Effective Time to be in the form of the Amended and Restated Passage Bio Charter.
Potential Asset Sale
Prior to the closing of the Mergers, Passage Bio is entitled, but is under no obligation, to sell, transfer, license, assign or otherwise divest any or all of the assets and rights primarily relating to Passage Bio’s full AAV particle purification method or other inventions generated by Passage Bio in connection with its PBFT02 clinical studies (the “Legacy Assets”) in a transaction or series of transactions (the “Legacy Asset Disposition”).
However, Passage Bio may not enter into any agreement with respect to the Legacy Asset Disposition that would result in a continuing obligation or liability to Passage Bio or the Surviving Corporation without the prior written consent of Remix (such consent not to be unreasonably withheld, conditioned or delayed). Passage Bio will provide Remix with a copy of any agreement with respect to a Legacy Asset Disposition at least five business days prior to entry into such agreement.
If a Legacy Asset is sold on or prior to the Closing Date, the cash, cash equivalents and marketable securities received from such disposition will be included in the calculation of Passage Bio Net Cash pursuant to the Merger Agreement, which will have the effect of decreasing the number of shares issuable as consideration to the Remix securityholders as of immediately prior to the Mergers and proportionately increasing the relative ownership of Passage Bio (following the Closing) by Passage Bio’s pre-closing securityholders.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Passage Bio and Remix for a transaction of this type relating to, among other things:
•	due organization; subsidiaries,
•	organizational documents,
•	authority; binding nature of the Merger Agreement,
•	vote required,
•	non-contravention; consents,
•	capitalization,
•	financial statements,
•	absence of changes,
•	absence of undisclosed liabilities,
•	title to assets,
•	real property; leasehold,

•	intellectual property,
•	agreements, contracts and commitments,
•	compliance; permits; restrictions,
•	legal proceedings; orders,
•	tax matters,
•	employee and labor matters; benefit plans,
•	environmental matters,
•	insurance,
•	transactions with affiliates,
•	no financial advisors, and
•	privacy and data security.
Remix makes additional representations and warranties relating to, among other things, the Concurrent Financing.
Passage Bio makes additional representations and warranties relating to, among other things, SEC filings and the valid issuance of Passage Bio Common Stock in connection with the Mergers.
The representations and warranties are, in many respects, qualified by materiality and knowledge of the representing party, and will not survive the Mergers, but their accuracy forms the basis of one of the conditions to the obligations of Passage Bio and Remix to complete the Mergers.
Covenants; Conduct of Business Pending the Mergers
Remix has agreed that until the earlier of the Initial Effective Time and the termination of the Merger Agreement, except as set forth in the Remix disclosure schedule, as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Passage Bio’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Remix will, and will cause its subsidiaries to, use their commercially reasonable efforts to conduct its operations in the ordinary course of its business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, until the earlier of the Initial Effective Time and the termination of the Merger Agreement, except as set forth in the Remix disclosure schedule, as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Passage Bio’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Remix will not, and will cause its subsidiaries not to:
•
sell, lease, license or otherwise dispose of any material assets of Remix, or in either case, any interests therein, except (i) pursuant to existing contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the ordinary course of its business;

•
take any action with respect to any equity interests of Remix or any of its subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

•	create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;
•	issue, deliver, sell, grant, pledge, transfer, subject to any encumbrance or dispose of any Remix capital stock or the securities of any subsidiary of Remix;
•	create or otherwise incur any encumbrance on any material asset of Remix or any of its subsidiaries, other than permitted encumbrances pursuant to the Merger Agreement;
•	make any loans, advances or capital contributions to, or investments in, any person other than Remix;
•
adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any material contract, other than any amendment or modification entered into in the ordinary course of its business and containing terms not materially less favorable to Remix or any of its Subsidiaries than the terms of such contract in effect as of the date of the Merger Agreement;

•
enter into any contract that would be required to be disclosed as a material contract in the Remix disclosure schedule if such contract were in effect as of the date of the Merger Agreement, other than any such contract entered into in the ordinary course of its business;

•
except as required by any Remix employee plan, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Remix or any of its subsidiaries, other than annual increases in base compensation in the ordinary course of its business with respect to employees whose annual base compensation is less than $500,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Remix and its subsidiaries, (ii) grant or pay any bonuses to any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Remix or any of its subsidiaries, other than in the ordinary course of its business, (iii) establish, enter into or adopt any new material Remix employee plan or any plan, program, policy, agreement or arrangement that would be a material Remix employee plan if it was in effect on the date of the Merger Agreement or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Remix and its subsidiaries or the combined company, any existing Remix employee plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Remix or any of its subsidiaries, other than any such acceleration occurring in the ordinary course of its business, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Remix or any of its subsidiaries, other than in the ordinary course of its business, (v) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Remix employee plan or (vi) hire, terminate (other than for cause), promote or change the employment status or title of any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Remix or any of its subsidiaries, other than in the ordinary course of its business;

•	adopt, enter into, amend or terminate any collective bargaining agreement or contract with any labor union, works council or labor organization;
•
settle any material legal proceeding involving Remix or any of its subsidiaries or relating to the transactions contemplated by the Merger Agreement, in either case, for more than $100,000 individually or $250,000 in the aggregate;

•
make or change any material tax election or tax accounting method, change any annual tax accounting period, amend any material tax return, enter into any closing agreement with a governmental authority with respect to material taxes or settle any tax claim with respect to material taxes;

•
take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations, with respect to which each of Passage Bio, Merger Sub, Merger Sub II and Remix are a “party to a reorganization” under Section 368(b) of the Code, and the Merger Agreement from qualifying as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”);

•
make any material change in any method of financial accounting or financial accounting practice of Remix or any of its subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

•	other than in connection with actions contemplated by the Merger Agreement, adopt, approve, consent to or propose any change in the organizational documents of Remix or any of its subsidiaries; or
•	agree or commit to do any of the foregoing.

Passage Bio has agreed that until the earlier of the Initial Effective Time and the termination of the Merger Agreement, except as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Remix’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Passage Bio will, and will cause its subsidiaries to, use their commercially reasonable efforts to conduct its operations in the ordinary course of its business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, until the earlier of the Initial Effective Time and the termination of the Merger Agreement, except as set forth in the Passage Bio disclosure schedule, as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Remix’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Passage Bio will not, and will cause its subsidiaries not to:
•
sell, lease, license or otherwise dispose of any material assets of Passage Bio, or in either case, any interests therein, except (i) pursuant to existing contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the ordinary course of its business;

•
except for the issuance of securities under the Merger Agreement, take any action with respect to any equity interests of Passage Bio or any of its subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

•	create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;
•	issue, deliver, sell, grant, pledge, transfer, subject to any encumbrance or dispose of any Passage Bio Common Stock or the securities of any subsidiary of Passage Bio;
•	create or otherwise incur any encumbrance on any material asset of Passage Bio or any of its subsidiaries, other than permitted encumbrances pursuant to the Merger Agreement;
•	make any loans, advance or capital contributions to, or investments in, any person other than Passage Bio;
•
adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any material contract, other than any amendment or modification entered into in the ordinary course of its business and containing terms, not materially less favorable to Passage Bio or any of its Subsidiaries than the terms of such contract in effect as of the date of the Merger Agreement;

•
enter into any contract that would be required to be disclosed as a material contract in the Passage Bio disclosure schedule if such contract were in effect as of the date the Merger Agreement, other than any such contract entered into in the ordinary course of its business;

•
except as required by any Passage Bio employee plan, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries, (ii) grant or pay any bonuses to any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries, (iii) establish, enter into or adopt any new Passage Bio employee plan or any plan, program, policy, agreement or arrangement that would be a material Passage Bio employee plan if it was in effect on the date of the Merger Agreement or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Passage Bio and its subsidiaries or the combined company, any existing Passage Bio employee plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries, (iv) grant any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries any right to receive, or pay to any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Passage Bio employee plan or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio or any of its subsidiaries other than terminations of any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage Bio who is not an officer of Passage Bio;
•	adopt, enter into, amend or terminate any collective bargaining agreement or contract with any labor union, works council or labor organization;
•	settle any material legal proceeding involving Passage Bio or relating to the transactions contemplated by the Merger Agreement;
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make or change any material tax election or tax accounting method, change any annual tax accounting period, amend any material tax return, enter into any closing agreement with a governmental authority with respect to material taxes or settle any tax claim with respect to material taxes;

•	take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;
•
make any material change in any method of financial accounting or financial accounting practice of Passage Bio, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

•	other than in connection with actions contemplated by the Merger Agreement, adopt, approve, consent to or propose any change in the organizational documents of Passage Bio; or
•	agree or commit to do any of the foregoing.
Contingent Value Rights
Prior to the Initial Effective Time, Passage Bio will declare a distribution of one CVR to the holders of record of Passage Bio Common Stock as of the record date for such distribution. Each such holder shall be entitled to receive one CVR for each outstanding share of Passage Bio Common Stock held by such stockholder as of the record date (less applicable withholding taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger-Contingent Value Rights Agreement.” The record date for such distribution will be the close of business on the last business day prior to the day on which the Initial Effective Time occurs and the payment date for which will be three business days after the Initial Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Initial Effective Time. In connection with such distribution, Passage Bio will cause the CVR Agreement to be duly authorized, executed and delivered by Passage Bio and Computershare Trust Company, N.A. (or such other nationally recognized rights agent agreed to between Passage Bio and Remix).
Non-Solicitation
Each of Passage Bio and Remix have agreed that until the earlier of the Initial Effective Time and the termination of the Merger Agreement, except as described below, Passage Bio and Remix and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize or permit any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•
solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information regarding such party to any person (other than Remix or Passage Bio) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
•	engage in discussions or negotiations with any person with respect to such Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal (other than in accordance with the Merger Agreement);
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other than in accordance with the Merger Agreement, execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction, other than an acceptable confidentiality agreement in accordance with the Merger Agreement; or

•	publicly propose to do any of the foregoing.
For the avoidance of doubt, Remix may engage in ordinary course business development activities, including responding to inquiries or furnishing third parties information with respect to Remix or its business, without complying with the requirements set forth above. An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Remix, on the one hand, or Passage Bio, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the Legacy Asset Disposition or the Concurrent Financing.”
An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Remix or any of its affiliates, on the one hand, or by or on behalf of Passage Bio or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than, as applicable, with respect to the Legacy Asset Disposition or the Concurrent Financing.
An “Acquisition Transaction” means any transaction or series of related transactions (other than, as applicable, with respect to the Legacy Asset Disposition or the Concurrent Financing) involving:
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any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which a party is a constituent entity, (B) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (C) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Passage Bio stockholders required to consummate the Mergers, Passage Bio may furnish non-public information regarding Passage Bio or its subsidiaries to, and may enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal with respect to Passage Bio, which Passage Bio’s board of directors determines in good faith, after consultation with Passage Bio’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if:
•	neither Passage Bio nor any Representative of Passage Bio shall have breached the non-solicitation provisions of the Merger Agreement in any material respect;
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the Passage Bio board of directors concludes in good faith based on the advice of outside legal counsel, that failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Passage Bio board of directors under applicable law;

•	Passage Bio gives Remix prior written notice of Passage Bio’s intention to furnish non-public information to, or enter into discussions with, such person;
•	Passage Bio receives from such person an executed confidentiality agreement in accordance with the terms and conditions of the Merger Agreement; and
•
substantially concurrently with furnishing any such non-public information to such person, Passage Bio furnishes such non-public information to Remix (to the extent such information has not been previously furnished by Passage Bio to Remix).

Passage Bio has acknowledged and agreed that if any Passage Bio Representative takes any action in its capacity as a Passage Bio Representative that, if taken by Passage Bio, would constitute a breach of the non-solicitation provisions of the Merger Agreement, the taking of such action by such Passage Bio Representative will be deemed a breach of such non-solicit provisions by Passage Bio.
Notwithstanding the foregoing, before obtaining the applicable approvals of the Remix stockholders required to consummate the Mergers, Remix may furnish non-public information regarding Remix or its subsidiaries to, and may enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal with respect to Remix, which Remix’s board of directors determines in good faith, after consultation with Remix’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if:
•	neither Remix nor any Representative of Remix shall have breached the non-solicitation provisions of the Merger Agreement in any material respect;
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the Remix board of directors concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Remix board of directors under applicable law;

•	Remix gives Passage Bio prior written notice of Remix’s intention to furnish non-public information to, or enter into discussions with, such person;
•	Remix receives from such person an executed confidentiality agreement in accordance with the terms and conditions of the Merger Agreement; and
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substantially concurrently with furnishing any such non-public information to such person, Remix furnishes such non-public information to Passage Bio (to the extent such information has not been previously furnished by Remix to Passage Bio).

Remix has acknowledged and agreed that if any Remix Representative takes any action in its capacity as a Remix Representative that, if taken by Remix, would constitute a breach of the non-solicitation provisions of the Merger Agreement, the taking of such action by such Remix Representative will be deemed a breach of such non-solicit provisions by Remix.
A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement and (ii) is on terms and conditions that the Remix board of directors or the Passage Bio board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof, the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Remix’s stockholders or Passage Bio’s stockholders, as applicable, than the terms of the Merger Agreement and the transactions contemplated thereby and is not subject to any financing conditions.
The Merger Agreement also provides that if any party or any representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time prior to the earlier of the Initial Effective Time and the termination of the Merger Agreement, then such party shall promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry, and provide a copy of the Acquisition Proposal or Acquisition Inquiry, or if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof). The Merger Agreement provides that such party shall keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
Board Recommendation Change
Under the Merger Agreement, subject to certain exceptions described below, Passage Bio agreed that its board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as a “Passage Bio Board Adverse Recommendation Change”:
•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Passage Bio board of directors in a manner adverse to Remix;

•	resolve, or have any committee of the Passage Bio board of directors resolve, to withdraw or modify the recommendation of the Passage Bio board of directors in a manner adverse to Remix; or
•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.
However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Passage Bio stockholder meeting by the necessary vote of Passage Bio stockholders, if Passage Bio has received a bona fide written Superior Offer, the Passage Bio board of directors may make a Passage Bio Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer:
•
the Passage Bio board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make a Passage Bio Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

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Passage Bio has, and has caused its financial advisors and outside legal counsel to, during a three business day period commencing on the date that the Passage Bio board of directors notifies Remix in writing of its intent to make a Passage Bio Board Adverse Recommendation Change, negotiated with Remix in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•
if after Remix shall have delivered to Passage Bio a written offer to alter the terms or conditions of the Merger Agreement during the three business day period commencing on the date that the Passage Bio board of directors notifies Remix in writing of its intent to make a Passage Bio Board Adverse Recommendation Change (or if Remix declines to do so), the Passage Bio board of directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify the recommendation of the Passage Bio board of directors would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement, if any); provided that (x) Remix receives written notice from Passage Bio confirming that the Passage Bio board of directors has determined to change its recommendation during such three business day period, which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any such three business day period, Remix shall be entitled to deliver to Passage Bio one or more counterproposals to such Acquisition Proposal and Passage Bio will, and cause its representatives to, negotiate with Remix in good faith (to the extent Remix desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Passage Bio’s stockholders would receive as a result of such potential Superior Offer), Passage Bio shall be required to provide Remix with notice of such material amendment and such three business day period shall be extended, if applicable, to ensure that at least two business days remain in the requisite notice period following such notification during which the parties shall comply again with the requirements of the Merger Agreement and the Passage Bio board of directors shall not make a Passage Bio Board Adverse Recommendation Change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

Under the Merger Agreement, subject to certain exceptions described below, Remix has agreed that its board of directors may not take any of the following actions:
•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Remix board of directors in a manner adverse to Passage Bio;
•	resolve, or have any committee of the Remix board of directors resolve, to withdraw or modify the recommendation of the Remix board of directors in a manner adverse to Passage Bio; or
•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

However, notwithstanding the foregoing, at any time prior to the approval of the Remix Stockholder Matters by the necessary vote of Remix stockholders, if Remix has received a bona fide written Superior Offer, the Remix board of directors may make a Remix Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer:
•
the Remix board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make a Remix Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•
Remix has, and has caused its financial advisors and outside legal counsel to, during a three business day period commencing on the date that the Remix board of directors notifies Passage Bio in writing of its intent to make a Remix Board Adverse Recommendation Change, negotiated with Passage Bio in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•
if after Passage Bio shall have delivered to Remix a written offer to alter the terms or conditions of the Merger Agreement during the three business day period commencing on the date that the Remix board of directors notifies Passage Bio in writing of its intent to make a Remix Board Adverse Recommendation Change (or if Passage Bio declines to do so), the Remix board of directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify the recommendation of the Remix board of directors would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement, if any); provided that (x) Passage Bio receives written notice from Remix confirming that the Remix board of directors has determined to change its recommendation during such three business day period, which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any such three business day period, Passage Bio shall be entitled to deliver to Remix one or more counterproposals to such Acquisition Proposal and Remix will, and cause its representatives to, negotiate with Passage Bio in good faith (to the extent Passage Bio desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Remix’s stockholders would receive as a result of such potential Superior Offer), Remix shall be required to provide Passage Bio with notice of such material amendment and such three business day period shall be extended, if applicable, to ensure that at least two business days remain in the requisite notice period following such notification during which the parties shall comply again with the requirements of the Merger Agreement and the Remix board of directors shall not make a Remix Board Adverse Recommendation Change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

Meeting of Passage Bio’s Stockholders and Written Consent of Remix’s Stockholders
Passage Bio is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Passage Bio Common Stock to consider and vote to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of the shares of Passage Bio Common Stock to the stockholders of Remix pursuant to the terms of the Merger Agreement and the adoption of the amendments to the Restated Certificate of Incorporation of Passage Bio described in the section titled “The Merger Agreement—Amendment of the Restated Certificate of Incorporation of Passage Bio”. The Passage Bio stockholder meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the Registration Statement. Passage Bio shall take reasonable measures to ensure that all proxies solicited in connection with the Passage Bio stockholder meeting are solicited in compliance with all applicable law.
Notwithstanding anything to the contrary contained in the Merger Agreement, if on the date of the Passage Bio stockholder meeting, or a date preceding the date on which the Passage Bio stockholder meeting is scheduled, Passage Bio reasonably believes that (i) it will not receive proxies sufficient to obtain the requisite Passage Bio stockholder vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Passage Bio Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Passage Bio stockholder meeting, Passage Bio may postpone or adjourn, or make one or more successive postponements or adjournments of, the Passage Bio stockholder meeting as long as the date of the Passage Bio stockholder meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two business days thereafter, Remix shall prepare, with the cooperation of Passage Bio, and cause to be distributed to the stockholders of Remix, the Remix stockholder written consent, which shall include a copy of the Proxy Statement and a statement to the effect that the Remix Board recommended that Remix’s stockholders vote to approve the Remix Stockholder Matters (the materials distributed to Remix’s stockholders, the “Remix Stockholder Consent Solicitation Materials’’), in order to solicit the approval of Remix’s stockholders, including but not limited to Remix’s stockholders sufficient for the requisite Remix stockholder vote in lieu of a meeting pursuant to Section 228 of Delaware law, for purposes of (i) adopting and approving the Merger Agreement and the transaction contemplated thereby, (ii) acknowledging that the approval given thereby is irrevocable, ((i) and (ii) together, the “Required Remix Stockholder Vote”). Remix shall use its reasonable best efforts to cause Remix stockholders sufficient for the Required Remix Stockholder Vote to execute and deliver to Remix the Remix stockholder written consent promptly following delivery thereof, and in any event no later than fifteen days after the Registration Statement has been declared effective.
Regulatory Approvals
Each of the parties will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority.
In connection with, and without limiting, the efforts referenced above, Passage and Remix shall (i) furnish, or cause to be furnished, to the other party, such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is required to be filed by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, (ii) permit the other party and its counsel to review any filing or submission prior to forwarding to the governmental authorities (except where such material is reasonably determined by a party to be competitively sensitive to such party in which case it will be provided, subject to applicable law, to the other party’s counsel on an “external counsel only” basis) and consider in good faith any comments made by such other party, (iii) keep each other reasonably apprised of the status of, and provide the other party with copies of (to the extent made in writing), any communications with, and any inquiries or requests for additional information from, any governmental authorities and comply as promptly as practicable with any such inquiry or request and (iv) not participate in any meeting or discussion, either in person or by telephone or videoconference, with any governmental authority in connection with the transactions contemplated by the Merger Agreement, unless (A) it provides the other party with reasonable advance notice and (B) gives the other party and its counsel the opportunity to attend and participate; provided that a party shall not be required to give the other party the opportunity to attend and participate to the extent prohibited by such governmental authority
Indemnification and Insurance for Directors and Officers
Under the Merger Agreement, from the Initial Effective Time through the sixth anniversary of the date on which the Initial Effective Time occurs (or, if a director or officer of Passage Bio or Remix, respectively, asserts a claim for indemnification or other protections pursuant to the Merger Agreement prior to the end of such six-year period, then until the date that such claim is resolved and all Costs associated therewith have been indemnified), each of Passage Bio and the combined company agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Initial Effective Time, a director or officer of Passage Bio or Remix, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Passage Bio or of Remix, whether asserted or claimed prior to, at or after the Initial Effective Time. Each indemnified officer or director will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Passage Bio and the combined company, jointly and severally, upon receipt by Passage Bio or the combined company from such indemnified officer or director of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Passage Bio, to the extent then required by Delaware law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The Merger Agreement also provides that the provisions of the certificate of incorporation and bylaws of Passage Bio with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Passage Bio that are presently set forth in the certificate of incorporation and bylaws of Passage Bio will not be amended modified or repealed for a period of six years from the Initial Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Initial Effective Time, were officers or directors of Passage Bio, unless such modification is required by applicable law. The certificate of incorporation and bylaws of the combined company will contain, and Passage Bio will cause the certificate of incorporation and bylaws of the combined company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Remix.
From and after the Initial Effective Time, Passage Bio will maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Passage Bio. In addition, Passage Bio will purchase a six year “tail policy” on Passage Bio’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing of the Mergers.
Section 16 Matters
Prior to the Initial Effective Time, Passage Bio will take all such steps as may be required to cause any acquisitions of Passage Bio Common Stock and any options to purchase Passage Bio Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Passage Bio, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
2026 Plan and 2026 ESPP
Prior to the effectiveness of the Form S-4, Passage Bio will use commercially reasonable efforts to cause the Passage Bio Board to adopt the 2026 Plan and the 2026 ESPP, each in form and substance as agreed to by Passage Bio and Remix, reserving for issuance a number of shares of Passage Bio Common Stock to be mutually agreed upon by Remix and Passage Bio. Approval of the 2026 Plan and the 2026 ESPP by Passage Bio’s stockholders is not a condition to closing.
Passage Bio 401(k) Plan
Unless Remix requests otherwise at least 10 business days prior to the Closing Date, the Passage Bio Board or an authorized committee thereof will, effective as of at least one day prior to the Closing Date but subject to the closing of the Mergers, take (or cause to be taken) all actions to adopt such resolutions as may be necessary or appropriate to (a) terminate any Passage Bio employee plan that is intended to meet the requirements of Section 401(k) of the Code or, if applicable, (b) withdraw as a participating employer in such 401(k) plan, spin-off the portion of such 401(k) plan maintained by Passage Bio and terminate the spun-off portion of such 401(k) plan maintained by Passage Bio.
Termination of Employees
Prior to the Closing Date, the Passage Bio Board shall adopt appropriate resolutions and Passage Bio will take all such steps as may be required to cause the employment of each employee of Passage Bio to be terminated as of the Closing Date.
Section 280G
Within 15 business days of the signing of the Merger Agreement, Passage Bio will deliver a list of disqualified individuals (within the meaning of Section 280G of the Code) to Remix along with an estimate of the parachute payments (within the meaning of Section 280G of the Code) that could be paid to such disqualified individual as a result of the Mergers, which estimate shall be updated and delivered to Remix not later than 5 business days prior to the Closing Date. Passage Bio shall cooperate with Remix to limit potential adverse tax consequences of

Section 280G and shall not engage in any action outside the ordinary course of business that is primarily intended to reduce or mitigate a potential parachute payment or excise taxes under Section 280G without prior consultation with Remix, and with respect to the valuing of any non-competition agreements or commission of any reasonable compensation studies, without the prior approval by Remix (such approval not to be unreasonably withheld, conditioned of delayed).
Additional Agreements
Each of Passage Bio and Remix has agreed to use commercially reasonable efforts to consummate the Mergers and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:
•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;
•
use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•
use commercially reasonable efforts to obtain and maintain as promptly as practicable the expiration or termination of any applicable waiting period under any applicable antitrust, competition, investment or similar laws;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and
•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.
Pursuant to the Merger Agreement, Passage Bio and Remix have further agreed, among other things, that:
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At or prior to the Initial Effective Time, Passage Bio will use commercially reasonable efforts to (a) maintain a listing on Nasdaq until the Initial Effective Time and, to the extent required by the rules and regulations of Nasdaq, obtain approval of the listing of the combined company on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Passage Bio Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement and to cause such shares to be approved for listing; (c) prepare and timely submit to Nasdaq a notification form of the Reverse Stock Split and a copy of the amendment to Passage Bio’s certificate of incorporation to effect the Reverse Stock Split and other amendments contemplated by the Merger Agreement certified by the Secretary of State of the State of Delaware, to Nasdaq on or before the closing date of the Mergers; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Remix in preparing and filing an initial listing application for the Passage Bio Common Stock on Nasdaq. Passage Bio and Remix will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The party not filing the Nasdaq listing application will cooperate with the other party as reasonably requested by such filing party with respect to the Nasdaq listing application and promptly furnish to such filing party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by the foregoing.

•
Prior to the Initial Effective Time, Passage Bio will provide Remix with reasonably prompt notice of any stockholder litigation against Passage Bio or any of its directors relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, including by providing copies of all pleadings with respect thereto, and will keep Remix reasonably informed with respect to the status thereof. Prior to the closing of the Merger, Passage will, to the extent that the attorney-client privilege is not undermined or otherwise adversely affected, (a) provide Remix the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of Passage prior to such filing or submission, and Passage shall consider such comments in good faith, (b) give Remix a reasonable opportunity to review in advance all materials proposed to be delivered by or on behalf of Passage in connection with any discovery or document production with respect to such stockholder litigation, (c) give Remix the right to participate in the defense, settlement or prosecution of any such stockholder litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected) and (d) reasonably consult with Remix with respect to the defense, settlement and prosecution of any stockholder litigation. Passage may not compromise or settle, or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any stockholder litigation unless Remix has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).
•
Each party intends that for United States federal income tax purposes, the Mergers will qualify for the Intended Tax Treatment. Each party will for all tax purposes report consistently with the foregoing, and no party will take any position on any tax return that is inconsistent with the foregoing, unless otherwise required by a governmental authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.

Conditions to the Completion of the Mergers
Each party’s obligation to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:
•
No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other governmental authority of competent jurisdiction and remain in effect and there shall not be any law which has the effect of making the consummation of the Contemplated Transactions illegal.

•	The Required Passage Bio Stockholder Vote and the Required Remix Stockholder Vote shall have been obtained.
•
The approval of the listing of the additional shares of Passage Bio Common Stock on Nasdaq shall have been obtained and the shares of Passage Bio Common Stock to be issued in the Merger pursuant to the Merger Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq and the Proposed Restated Charter shall have been duly filed with the Secretary of State of the State of Delaware.

•	The Remix Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.
•
The Subscription Agreement and the Remix Note Purchase Agreement (2026) shall each be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall have been received by Remix, or will be received by Remix prior to or substantially simultaneously with the Closing, in connection with the Concurrent Financing.

•	The Passage Bio and Remix lock-up agreements will continue to be in full force and effect as of immediately following the Initial Effective Time.
•
The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn.

•	Remix shall have effected the Remix Preferred Stock Conversion.
The obligations of Remix to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:
•
The representations and warranties of each of Passage Bio with respect to due organization, subsidiaries, organizational documents, authority, the binding nature of the Merger Agreement, required vote and no financial advisors shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date).

•
The representations and warranties of Passage Bio with respect to capitalization shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on and as of the

Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).
•
The remaining representations and warranties of Passage Bio, Merger Sub and Merger Sub II in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on such date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Passage Bio Material Adverse Effect (without giving effect to any references therein to any Passage Bio Material Adverse Effect, or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

•
Passage Bio, Merger Sub and Merger Sub II shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the Closing Date.

•	A Passage Bio Material Adverse Effect shall not have occurred since the date of the Merger Agreement and be continuing.
•	Passage Bio shall have delivered to Remix a customary closing certificate signed by an executive officer of Passage Bio in accordance with the terms and conditions of the Merger Agreement.
•	The existing shares of Passage Bio Common Stock will have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the Closing Date.
•
Remix will have received true and complete copies of all documentation for each Legacy Asset Disposition reasonably evidencing that Passage Bio has received or will receive into one or more bank accounts the proceeds (or, in the case of any Legacy Asset Disposition which will be consummated substantially contemporaneously with the closing of the Mergers, that such proceeds are in irrevocable transit to Passage Bio) of all Legacy Asset Dispositions which are included in Passage Bio’s estimated Net Cash calculation.

The obligations of Passage Bio, Merger Sub and Merger Sub II to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:
•
The representations and warranties of Remix with respect to due organization, subsidiaries, organizational documents, authority, the binding nature of the Merger Agreement, required vote and no financial advisors shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date).

•
The representations and warranties of Remix with respect to capitalization shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

•
The remaining representations and warranties of Remix in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on such date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Remix

Material Adverse Effect (without giving effect to any references therein to any Remix Material Adverse Effect, or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).
•
Remix shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Closing Date.

•	A Remix Material Adverse Effect shall not have occurred since the date of the Merger Agreement and be continuing.
•	Remix shall have delivered to Passage Bio a customary closing certificate signed by an executive officer of Remix in accordance with the terms and conditions of the Merger Agreement.
Termination and Termination Fees
Termination of the Merger Agreement
The Merger Agreement may be terminated, and the Merger and the transactions contemplated by the Merger Agreement may be abandoned, at any time before the Initial Effective Time, whether before or after the required stockholder approvals to consummate the Mergers have been obtained, as set forth below:
(a)	by mutual written consent of Passage Bio and Remix;
(b)
by either Passage Bio or Remix, if the Merger has not been consummated by December 24, 2026 (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before December 24, 2026 and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that such date will be extended by 90 days upon request of either party in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 25 days prior to December 24, 2026;

(c)
by either Passage Bio or Remix if a court of competent jurisdiction or other governmental authority has issued a final and non-appealable order or has taken any other action that permanently restrains, enjoins or otherwise prohibits the Mergers or any of the other transactions contemplated by the Merger Agreement;

(d)
by Passage Bio, if the required Remix Stockholder Vote has not been obtained and evidence thereof delivered to Passage Bio within fifteen days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Passage Bio once Remix obtains such stockholder consent;

(e)
by either Passage Bio or Remix, if the Passage Bio stockholder meeting has been held and completed and Passage Bio stockholders have taken a final vote on the proposals set forth in the Merger Agreement to be considered at the Passage Bio stockholder meeting, and the Required Passage Bio Stockholder Vote has not been obtained; provided, however, that the right to terminate the Merger Agreement under this clause (e) shall not be available to Passage where the failure to obtain the Required Passage Bio Stockholder Vote shall have been caused by the action or failure to act of Passage Bio and such action or failure to act constitutes a material breach by Passage Bio of this Agreement;

(f)	by Remix, at any time prior to the Required Passage Bio Stockholder Vote being obtained, if any of the following circumstances shall occur:
(i)	Passage Bio fails to include in this proxy statement/prospectus the Passage Bio board of directors’ recommendation that Passage Bio stockholders vote to approve the Passage Bio Stockholder Matters;
(ii)
the Passage Bio board of directors, or any committee thereof evaluating any Acquisition Proposal, makes a recommendation change adverse to Remix or approves, endorses or recommends any Acquisition Proposal (other than with Remix);

(iii)
Passage Bio enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the terms and conditions of the Merger Agreement; or

(iv)
the Passage Bio board of directors or any committee thereof evaluating any Acquisition Proposal shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 business days after the commencement thereof;

(g)	by Passage Bio, at any time prior to the Required Remix Stockholder Vote being obtained, if any of the following circumstances shall occur:
(i)	Remix fails to include in the Remix Board Recommendation in the Remix Stockholder Consent Solicitation Materials;
(ii)
the Remix board of directors or any committee thereof evaluating any Acquisition Proposal has made a Remix Board Adverse Recommendation Change or approves, endorses or recommends any Acquisition Proposal (other than with Passage Bio);

(iii)
Remix enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the terms and conditions of the Merger Agreement; or

(iv)
the Remix board of directors or any committee thereof evaluating any Acquisition Proposal fails to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 business days after the commencement thereof;

(h)
by Remix (at any time prior to the approval of the Remix Stockholder Matters by the Required Remix Stockholder Vote) in order to substantially concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Offer, so long as Remix has complied in all material respects with obligations under the Merger Agreement and concurrently with such termination Remix pays the termination fee due to Passage in accordance with the Merger Agreement;

(i)
by Passage (at any time prior to the approval of the Passage Stockholder Matters by the Required Passage Stockholder Vote) in order to substantially concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Offer, so long as Passage has complied in all material respects with obligations under the Merger Agreement and concurrently with such termination Passage pays the termination fee due to Remix in accordance with the Merger Agreement;

(j)
by Remix, if Passage Bio, Merger Sub or Merger Sub II has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Passage Bio, Merger Sub or Merger Sub II has become inaccurate, in either case, such that the conditions to the closing set forth in the Merger Agreement would not be satisfied as of the time of such breach or inaccuracy; provided that Remix is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such breach or inaccuracy is curable by Passage Bio, Merger Sub or Merger Sub II at least one business day prior to the Outside Date, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice, from Remix to Passage Bio, Merger Sub or Merger Sub II, of such breach or inaccuracy and Remix’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Passage Bio, Merger Sub or Merger Sub II is cured prior to such termination becoming effective); or

(k)
by Passage Bio, if Remix has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Remix has become inaccurate, in either case, such that the conditions to the closing set forth in the Merger Agreement would not be satisfied as of the time of such breach or inaccuracy; provided that Passage Bio is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such breach or inaccuracy is curable by Remix at least one business day prior to the Outside Date, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice, from Passage Bio to Remix, of such breach or inaccuracy and Passage Bio’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Remix is cured prior to such termination becoming effective).
The party desiring to terminate the Merger Agreement will give the other party notice of such termination, specifying the provisions thereof pursuant to which such termination is made and the basis for termination described in reasonable detail.
Termination Fees Payable by Passage Bio
Passage Bio must pay Remix a nonrefundable termination fee of $1.5 million within two business days after termination of the Merger Agreement (or, if applicable, upon entry into a definitive agreement and/or consummation of a Subsequent Transaction) if (i) the Merger Agreement is terminated by (A) Passage Bio or Remix pursuant to clause (e) above, (B) at any time after the date of the Merger Agreement and prior to the Passage Bio stockholder meeting an Acquisition Proposal with respect to Passage Bio will have been publicly announced, disclosed or otherwise communicated to the Passage Bio board of directors (and will not have been withdrawn), and (C) within 12 months after the date of such termination, Passage Bio enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, or (ii) the Merger Agreement is terminated by Remix pursuant to clause (f) or clause (j) above.
Termination Fees Payable by Remix
Remix must pay Passage Bio a nonrefundable termination fee of $17.5 million within two business days after termination of the Merger Agreement (or, if applicable, upon entry into a definitive agreement and/or consummation of a Subsequent Transaction) if (i) the Merger Agreement is terminated by (A) Passage Bio pursuant to clause (d) above, (B) at any time after the date of the Merger Agreement and prior to the termination of the Merger Agreement, an Acquisition Proposal with respect to Remix will have been publicly announced, disclosed or otherwise communicated to the Remix board of directors (and will not have been withdrawn), and (C) within 12 months after the date of such termination, Remix enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, or (ii) the Merger Agreement is terminated by Passage Bio pursuant to clause (g) or (h) above.
Amendment and Waiver
The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Remix, Merger Sub, Merger Sub II and Passage Bio. Such amendment requires the approval of the respective boards of directors of Remix, Merger Sub, Merger Sub II and Passage Bio at any time, except that after the Merger Agreement has been adopted and approved by the Remix stockholders or Passage Bio stockholders, no amendment which by law requires further approval of the Remix stockholders or Passage Bio stockholders, as the case may be, may be made without such further approval.
Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be applicable and have any effect in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of such power, right, privilege or remedy under the Merger Agreement. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
Fees and Expenses
The Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated, except as described above in the section titled “The Merger Agreement—Termination and Termination Fees,” and except that Passage Bio and Remix will pay the costs and expenses incurred in relation to the filings by the parties under any antitrust law applicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, and Passage Bio and Remix will share equally in all fees and expenses incurred in relation to the printing and filing with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any amendments or supplements thereto.

AGREEMENTS RELATED TO THE MERGERS
Support Agreements
In order to induce Passage Bio to enter into the Merger Agreement, certain Remix executive officers, directors and stockholders, including certain investors in the Concurrent Financing, are party to support agreements with Passage Bio pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Remix stockholder, to vote all of his, her or its shares of Remix capital stock in favor of (i) the adoption of the Merger Agreement and approval of the Mergers, (ii) the approval of the related transactions contemplated by the Merger Agreement, (iii) to the extent applicable, the conversion of each share of Remix preferred stock into shares of Remix common stock immediately prior to and contingent upon the closing and (iv) the approval of certain additional proposals in connection with the Mergers that the Remix board of directors may recommend, including, if applicable, to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which a meeting of such stockholders is held. These Remix executive officers, directors and stockholders also agreed to vote against (i) any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Remix in the Merger Agreement, (ii) any competing Acquisition Proposal with respect to Remix and (iii) any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the Mergers or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.
These Remix executive officers, directors and stockholders have also granted Remix an irrevocable proxy to vote their respective shares of Remix common stock or Remix preferred stock in accordance with the support agreements if a stockholder fails to timely vote its shares on the matters covered by the support agreements. The Remix stockholders may vote their shares of Remix common stock or Remix preferred stock on all other matters not referred to in such proxy.
As of September 2, 2026 (immediately following the consummation of the Exchange Agreement transactions), the Remix stockholders that are party to support agreements with Passage Bio owned an aggregate of approximately 60% of the outstanding shares of Remix common stock and Remix preferred stock. These stockholders include executive officers and directors of Remix, as well as certain other stockholders owning a significant portion of the outstanding shares of Remix capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Remix stockholders holding a sufficient number of shares of Remix capital stock to adopt the Merger Agreement and approve the Mergers and related transactions will execute written consents providing for such adoption and approval. Therefore, holders of a sufficient number of shares of Remix capital stock required to adopt the Merger Agreement and approve the Mergers and related transactions that are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.
Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Remix capital stock and securities convertible into shares of Remix capital stock held by them, or any voting rights with respect thereto, until the earlier to occur of (a) the Initial Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, (c) any amendment to the Merger Agreement that is effected without the supporting stockholder’s written consent that decreases the amount, or changes the form, of consideration payable to all stockholders of Remix pursuant to the terms of the Merger Agreement or (d) the mutual written agreement of the parties to terminate the Remix Support Agreement. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Remix capital stock or securities convertible into shares of Remix capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.
In addition, in order to induce Remix to enter into the Merger Agreement, certain Passage Bio stockholders have entered into support agreements with Remix pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Passage Bio stockholder, to vote all of his, her or its shares of Passage Bio Common Stock in favor of (i) the approval of the Merger Agreement, (ii) the transactions contemplated thereby, including the issuance of Passage Bio Common Stock to Remix stockholders, (iii) an amendment to the restated certificate of incorporation of Passage Bio to effect the proposed Reverse Stock Split, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated therein and (v) the approval of certain additional proposals in connection with the

Mergers that the Passage Bio board of directors may recommend. These Passage Bio stockholders also agreed to vote against (i) any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Passage Bio in the Merger Agreement, (ii) any competing Acquisition Proposal with respect to Passage Bio and (iii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Mergers or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.
These Passage Bio Stockholders have also granted Passage Bio an irrevocable proxy to vote their respective shares of Passage Bio Common Stock in accordance with the support agreements. Passage Bio stockholders may vote their shares of Passage Bio Common Stock on all other matters not referred to in such proxy.
As of September 2, 2026, the Passage Bio stockholders that are party to a support agreement owned approximately 1% of the outstanding shares of Passage Bio Common Stock. These stockholders include certain executive officers and directors of Passage Bio.
Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Passage Bio Common Stock and securities convertible into shares of Passage Bio Common Stock held by them until the earlier to occur of (a) the Initial Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, (c) any amendment to the Merger Agreement that is effected without the supporting stockholder’s written consent that increases the amount, or changes the form, of consideration payable to all stockholders of Remix pursuant to the terms of the Merger Agreement or (d) the mutual written agreement of the parties to terminate the Passage Support Agreement. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of Passage Bio Common Stock or securities convertible into shares of Passage Bio Common Stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.
The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the forms of support agreements, which are attached hereto as Annex C and Annex D.
Lock-Up Agreements
Certain of Remix’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Passage Bio’s common stock, including, as applicable, shares received in the Mergers and shares issuable upon exercise of options, warrants or convertible securities, until 180 days after the Closing Date.
The Remix stockholders who have executed lock-up agreements as of June 24, 2026, owned in the aggregate, approximately 99% of the outstanding shares of Remix common stock and Remix preferred stock.
Certain of Passage Bio’s officers have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Passage Bio Common Stock, until 180 days after the Closing Date.
Passage Bio stockholders who have executed lock-up agreements as of June 24, 2026 owned, in the aggregate, 0.34% of the shares of outstanding Passage Bio Common Stock.
The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreements, which are attached as Annexes E and F hereto.
The Concurrent Financing
On September 2, 2026, concurrently with the execution and delivery of the Amended and Restated Merger Agreement, Remix entered into an amended and restated subscription agreement (the “Subscription Agreement” or the “Amended and Restated Subscription Agreement”) for the sale of shares of Remix common stock and Remix pre-funded warrants for an aggregate purchase price of approximately $70.0 million, and on June 24, 2026, Remix entered into a convertible promissory note purchase agreement (the “Remix Note Purchase Agreement (2026)”) for the sale of approximately $30.0 million aggregate principal amount of convertible notes (the “2026 Notes”) that will convert into shares of Remix common stock and Remix pre-funded warrants based on the same aggregate equity value of Remix being used in the First Merger. The sale of shares of Remix common stock and Remix pre-funded warrants pursuant to the Subscription Agreement and the issuance of the 2026 Notes pursuant to the Remix Note Purchase Agreement (2026) are expected to result in aggregate gross proceeds to Remix of approximately $100 million (the “Concurrent Financing”). The issuance of Remix common stock and Remix pre-funded warrants pursuant to the Subscription Agreement and the conversion of the 2026 Notes into shares of Remix common stock and Remix pre-funded warrants are contingent on, and will occur immediately prior to, the Initial Effective Time of the First Merger. Shares of Remix common stock issued in the Concurrent Financing will be converted into shares of Passage Bio common stock and Remix pre-funded warrants issued in the Concurrent Financing will be converted into the right to receive shares of Passage Bio common stock, in each case, at the Initial Effective Time in accordance with the terms of the Merger Agreement. The Company received $30.0 million in proceeds from the 2026 Notes in June 2026.
The Remix pre-funded warrants will have an exercise price per share equal to $0.0001 and may be exercised at any time and from time to time after the original issue date subject to the terms thereof. The Remix pre-funded warrants do not expire.
The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the Subscription Agreement attached hereto as Annexes G. The foregoing description of the Remix Note Purchase Agreement (2026) and the Remix pre-funded warrants do not purport to be complete and are qualified in their entirety by the full text of the Remix Note Purchase Agreement (2026) and the form of Remix pre-funded warrant, which is filed as Exhibits 10.26 and 4.3, respectively, to the registration statement of which this proxy statement/prospectus forms a part.
Registration Rights Agreement
At the closing of the Concurrent Financing, Remix, Passage Bio and the investors participating in the Concurrent Financing will enter into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the combined company will agree to prepare and file with the SEC a registration statement to register for resale the shares of Passage Bio Common Stock issued and the shares of Passage Bio Common Stock issuable under pre-funded warrants to such investors in connection with the Concurrent Financing within 30 calendar days following the Initial Effective Time, and, to use commercially reasonable efforts to cause such registration statement to be declared effective no later than the 90th calendar day following the Initial Effective Time (or, in the event of a full review by the SEC, a later date specified in the Registration Rights Agreement), and to keep such registration statement continuously effective until the earlier of (a) the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the combined company to be in compliance with the current public information requirement under Rule 144 and (b) three years after the date of the Registration Rights Agreement. The Registration Rights Agreement also contains customary provisions relating to, among other things, indemnification and the payment of registration expenses by the combined company.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Registration Rights Agreement, which is attached hereto as Annex H.
Contingent Value Rights Agreement
CVR Agreement
As provided in the Merger Agreement and discussed under the section titled “The Merger Agreement -Contingent Value Rights” in this proxy statement/prospectus, Passage Bio will declare a distribution of contingent value rights (each, a “CVR”) to its common stockholders of record (determined as of the close of business on the last business day prior to the day on which the Initial Effective Time occurs). Each such holder will be entitled to receive one CVR for each outstanding share of Passage Bio Common Stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Passage Bio upon the occurrence of certain events.

The CVRs will be governed by the terms of the CVR Agreement, which will be entered into at or prior to the Initial Effective Time by Passage Bio and Computershare Trust Company, N.A. (or such other nationally recognized rights agent agreed to between Passage Bio and Remix), as the Rights Agent.
Characteristics of the CVRs; Restrictions on Transfer
The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, other than pursuant to any of the following permitted transfers: (i) upon death, by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vi) to Passage Bio or its subsidiaries; or (vii) upon abandonment of a CVR by the holder thereof in accordance with the CVR Agreement.
The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Passage Bio or any of its subsidiaries, including the Surviving Corporation. The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the holders of CVRs, (ii) determining holders’ entitlement to CVRs, and (iii) registering the CVRs and permitted transfers thereof. Passage Bio’s obligation to make the CVR payment, if any becomes due, is neither secured nor guaranteed by Passage Bio or any of its subsidiaries.
CVR Payments
Pursuant to the CVR Agreement, each CVR holder is entitled to certain contingent cash payments, which are payable by Passage Bio to the Rights Agent for subsequent distribution to the CVR holders (such payments, the CVR Payments), of the CVR Proceeds, which will equal the net amount (calculated in accordance with GAAP consistently applied) of:
•
eighty percent (80%) of the cash proceeds received by Passage Bio or its subsidiaries from Gemma Biotherapeutics, Inc. (“Gemma”) for the portion of the one-time, non-refundable, non-creditable product purchase fee contemplated by Section 5.1 of the Exclusive License Agreement (GM1), dated as of July 31, 2024, as amended on May 7, 2025 (the “Gemma Sublicense (GM1)”), between Passage Bio and Gemma which has not already been paid to Passage on or prior to the date of the CVR Agreement and prior to July 31, 2028 (the “GM1 CVR Period” and collectively, the “GM1 Payments”);

•
one hundred percent (100%) of the cash proceeds received by Passage Bio or its subsidiaries from Gemma for the one-time, non-refundable, non-creditable upfront fees contemplated by the Exclusive License Agreement (MLD), dated as of July 31, 2024, as amended on May 7, 2025 (the “Gemma Sublicense (MLD)” and, together with the Gemma Sublicense (GM1), the “Gemma Sublicenses”), between Passage Bio and Gemma which has not already been paid to Passage on or prior to the date of the CVR Agreement and prior to December 31, 2027 (the “MLD CVR Period” and collectively, the “MLD Payments” and, together with the GM1 Payments, the “Legacy Asset Payments”);

•	less all applicable permitted deductions (collectively, the “Permitted Deductions”), which include, without duplication:
○
any applicable and non-recoverable value added, sales or similar taxes imposed upon the Legacy Asset Payments and payable in cash by Passage Bio or any of its subsidiaries and any income or other similar taxes required to be paid by Passage Bio or any of its subsidiaries as a result of the receipt of the Legacy Asset Payments;

○
any reasonable, documented out-of-pocket costs and expenses incurred by Passage Bio or its subsidiaries in respect of its performance of the CVR Agreement, or in respect of its performance of the Gemma Sublicenses (to the extent related to the Legacy Asset Payments, and including the documented out-of-pocket costs and expenses paid or payable by Passage Bio or any of its subsidiaries to Catalent Pharma Solutions, LLC for the storage and maintenance of MLD product supply materials) or any other agreement to which Passage Bio or any of its subsidiaries is a party that is in effect as of the date of the CVR Agreement and related to the Legacy Asset Payments; and
○	any reasonable, documented out-of-pocket costs and expenses incurred or accrued by Passage Bio or its subsidiaries in respect of the collection or receipt of any Legacy Asset Payment.
During the applicable CVR Period, Passage Bio will, and will cause its subsidiaries to, use commercially reasonable efforts to collect the Legacy Asset Payments, to the extent payable to Passage Bio. Further, for so long as CVR holders may be entitled to receive contingent cash payments, the combined company intends to provide information to CVR holders regarding their rights to receive such payments through the combined company's periodic filings with the SEC, including on Forms 10-K, 10-Q and 8-K, as applicable.
Withholding
The CVR Agreement provides that the combined company and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment payable to CVR holders pursuant to the CVR Agreement, such amounts as they are required to deduct and withhold with respect to the making of such payment under any provision of applicable law relating to taxes. To the extent that amounts are so deducted and withheld and paid over to the appropriate governmental authority, such deducted and withheld amounts will be treated for all purposes of the CVR Agreement as having been paid to the CVR holder in respect of which such deduction and withholding was made. Prior to making any such tax deductions or withholdings or causing any such tax deductions or withholdings to be made with respect to any CVR holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the CVR holder of such potential tax deduction or withholding and a reasonable opportunity for the CVR holder to provide any necessary tax forms in order to avoid or reduce such withholding amounts. However, the time period for the payment of amounts payable to such CVR holder in accordance with the CVR Agreement will be extended by a period equal to any delay caused by the CVR holder in providing such forms, and in no event will such period be extended for more than ten business days (unless otherwise requested by the CVR holder for the purpose of delivering such forms and agreed to by the Rights Agent).
Payment Procedures
As promptly as practicable after CVR Proceeds are actually received, but no later than 20 days following Passage Bio’s or its subsidiaries’ receipt of any Legacy Asset Payment, Passage Bio will (i) deliver to the Rights Agent an officer’s certificate certifying the aggregate amount of (a) the CVR Proceeds received by Passage Bio or its subsidiaries in respect of such Legacy Asset Payment (or, in the case of the first delivery of such certificate, all CVR Proceeds received through the date of such certificate), (b) the Permitted Deductions reflected in such CVR Proceeds and (c) the CVR payment payable to the CVR holders, if any, and (d) deliver to the Rights Agent, or as the Rights Agent directs, the CVR payments (if any) by wire transfer of immediately transferable funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten business days) pay, by check mailed, first-class postage prepaid, to the address of each CVR holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such holder in the CVR Register at such time. For the avoidance of doubt Passage Bio shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment to the Rights Agent and the satisfaction of each of Passage Bio’s obligations set forth hereunder.
Amendment and Termination of the CVR Agreement
Passage Bio may, at any time and from time to time, unilaterally enter into one or more amendments to the CVR Agreement for any of the following purposes, without the consent of any of the holders of CVRs or the Rights Agent:
•
to evidence the appointment of another person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent pursuant to the CVR Agreement;

•	to evidence the succession of another person to Passage Bio and the assumption of any such successor of the covenants of Passage Bio pursuant to the CVR Agreement;

•
to add to the covenants of Passage Bio further covenants, restrictions, conditions or provisions for the protection and benefit of the holders of CVRs, provided that in each case, such provisions shall not adversely affect the rights of the holders of CVRs;

•
to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision in the CVR Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement, provided that in each case, such provisions shall not adversely affect the rights of the holders of CVRs;

•
as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

•	as may be necessary or appropriate to ensure that Passage Bio is not required to produce a prospectus or an admission document in order to comply with applicable law;
•	to cancel CVRs (i) in the event that any holder of CVRs has abandoned its rights to such CVRs or (ii) following a transfer of such CVRs to Passage Bio or its subsidiaries;
•	as may be necessary or appropriate to ensure that Passage Bio complies with applicable law; or
•
to effect any other amendment to the CVR Agreement that would provide any additional rights or benefits to the holders of CVRs or that does not adversely affect the legal rights under the CVR Agreement of any such holder of CVRs.

With the consent of the Acting Holders, meaning the registered holders of more than 35% of the outstanding CVRs, Passage Bio and the Rights Agent may enter into any amendment to the CVR Agreement, even if such amendment is adverse to the interests of the holders of the CVRs.
Passage Bio will (or will cause the Rights Agent to) provide notice in general terms of the substance of any amendment to the CVR Agreement to the holders of the CVRs promptly after execution by Passage Bio and the Rights Agent, if applicable, of such amendment. Passage Bio will provide to the Rights Agent information about CVR payments paid or payable within 30 days of the end of each calendar year during the CVR Period.
The CVR Agreement will terminate automatically, and the parties will have no liability thereunder, with respect to each Legacy Asset Payment upon the earlier of the payment of the CVR Payment (if any) in respect of such Legacy Asset Payment and the expiration of the applicable CVR Period, and will terminate in its entirety following the expiration of both the MLD CVR Period (which ends on December 31, 2027) and the GM1 CVR Period (which ends on July 31, 2028), after which the CVRs will expire without any consideration or compensation therefor.
Other Provisions of the CVR Agreement
The CVR Agreement also provides, among other things, for:
•	the duties, responsibilities, rights and immunities of the Rights Agent, and procedures for the resignation or removal of the Rights Agent and appointment of a successor;
•
a prohibition on Passage Bio granting any lien, security interest, pledge or similar interest in any CVR Proceeds, and restrictions on Passage Bio’s ability to amend, waive, terminate or assign the Gemma Sublicenses or the Penn License Agreement in a manner materially adverse to the rights of holders of CVRs; and

•
the application of laws of the State of Delaware, exclusive jurisdiction over the parties by the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof), and waiver of trial by jury.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached hereto as Annex F.
Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Passage Bio Common Stock
The following discussion is a summary of the material U.S. federal income tax consequences of the issuance of the CVRs and payments (if any) thereon to holders of Passage Bio Common Stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the issuance of the CVRs (except, to the limited extent discussed below, the Reverse Stock Split), whether or not they are in connection with the issuance of the CVRs. The CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the CVRs are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the CVRs or any interest therein.
This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case, as in effect as of the date hereof.
These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Passage Bio Common Stock. Passage Bio has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the issuance of the CVRs and payments (if any) thereon.
This discussion is limited to holders of Passage Bio Common Stock who hold their Passage Bio Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a holder of Passage Bio Common Stock, including the impact of the Medicare contribution tax on net investment income and any alternative minimum tax. In addition, it does not address consequences relevant to holders of Passage Bio Common Stock that are subject to particular rules, including, without limitation:
•	U.S. expatriates or former citizens or long-term residents of the United States;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	persons holding Passage Bio Common Stock as part of a hedge, straddle, or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers, or traders in securities;
•	S corporations, partnerships, or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts, or governmental organizations;
•	persons deemed to sell Passage Bio Common Stock under the constructive sale provisions of the Code;
•
persons who hold shares of Passage Bio Common Stock that may constitute “qualified small business stock” under Section 12023 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Passage Bio Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•	persons who hold or receive Passage Bio Common Stock pursuant to the exercise of any employee stock options or otherwise as compensation;
•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by one or more qualified foreign pension funds; and
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the Passage Bio Common Stock or the CVRs being taken into account in an applicable financial statement.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds Passage Bio Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding Passage Bio Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF PASSAGE BIO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ISSUANCE OF THE CVRS, AND PAYMENTS (IF ANY) THEREON, ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Material U.S. Federal Income Tax Consequences for U.S. Holders
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Passage Bio Common Stock that, for U.S. federal income tax purposes, is or is treated as:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Treatment of the CVRs and the Proposed Reverse Stock Split
Although the matter is not free from doubt, Passage Bio intends to treat the issuance of the CVRs (together with any payments on the CVRs) and the proposed Reverse Stock Split as separate transactions for U.S. federal income tax purposes, and the following discussion (except as discussed below under “-Alternative Treatment of the CVRs and the Reverse Stock Split as a Single Recapitalization”) assumes this treatment will be respected. The IRS could successfully challenge this position, however. Passage Bio urges you to consult your tax advisor with respect to whether the issuance of the CVRs (and any payments on the CVRs), on the one hand, and the proposed Reverse Stock Split, on the other, constitute separate transactions.
Tax Treatment of the CVRs
There is no authority that directly addresses whether contingent value rights with characteristics similar to the CVRs should be treated for federal income tax purposes as a distribution of property with respect to Passage Bio stock, an “open transaction,” or in some other manner, and such questions are inherently factual in nature. Accordingly, holders are urged to consult with their tax advisors regarding this issue.
However, based on the specific characteristics of the CVRs, and unless otherwise required by a change in law after the date of the CVR Agreement, Passage Bio intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs (the “CVR Distribution Date”), and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, the combined company will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by the combined company for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of the combined company’s current and accumulated earnings and profits in the year in which such payment is made.
If Passage Bio’s intended reporting position is correct, a U.S. Holder would generally not recognize income in respect of the CVRs on the CVR Distribution Date and would take no tax basis in the CVRs. Any future cash payments would constitute a dividend to the extent of Passage Bio’s current and accumulated earnings and profits

(as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of such holder’s basis in its Passage Bio Common Stock, and finally as capital gain from the sale or exchange of Passage Bio Common Stock. Dividends received by individual U.S. Holders are generally eligible for reduced rates of taxation applicable to long-term capital gains, provided certain requirements are met.
However, the IRS could instead assert that the issuance of the CVRs should be treated as a “closed transaction.” Under “closed transaction” treatment, a U.S. Holder would be treated as receiving a distribution equal to the fair market value (determined on the CVR Distribution Date) of the CVRs issued to such U.S. Holder on the CVR Distribution Date. The amount of this distribution generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Passage Bio’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Passage Bio Common Stock, and finally as capital gain from the sale or exchange of Passage Bio Common Stock. A U.S. Holder’s tax basis in the CVRs received would equal the fair market value of the CVRs on the CVR Distribution Date and the holding period of the CVRs received would begin on the day following the CVR Distribution Date. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a payment with respect to a sale of a capital asset, ordinary income or a dividend. Additionally, it is possible that a portion of future cash payments would constitute imputed interest and taxed as such. A U.S. Holder might recognize loss, which might be a capital loss and could be a long-term capital loss, upon the expiration of the CVR to the extent cash payments ultimately received pursuant to such CVR were less than the U.S. Holder’s adjusted tax basis in the CVRs, but whether and when such a loss would be recognized is unclear. The deductibility of capital losses is subject to limitations.
It is possible, although Passage Bio believes unlikely, that the issuance of the CVRs could be treated as one or more “debt instruments” or as a distribution of equity.
U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs).
Alternative Treatment of the CVRs and the Proposed Reverse Stock Split as a Single Recapitalization
Notwithstanding Passage Bio’s position that the CVRs and the proposed Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the proposed Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the proposed Reverse Stock Split would differ from those described above, including the timing and character of income, which would depend in part on many of the same considerations described above.
DUE TO THE SUBSTANTIAL UNCERTAINTY REGARDING THE TAX TREATMENT OF THE CVRS (AND ANY FUTURE CASH PAYMENTS UNDER THE CVRS) AND THE POSSIBLE INTEGRATION OF THE CVRS AND THE PROPOSED REVERSE STOCK SPLIT, U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE RECOGNITION OF GAIN, INCOME AND/OR LOSS IN CONNECTION WITH THE CVRS AND THE PROPOSED REVERSE STOCK SPLIT AND THE APPLICABILITY OF INFORMATION REPORTING AND BACKUP WITHHOLDING.
Material U.S. Federal Income Tax Consequences for Non-U.S. Holders
The discussion below applies to beneficial owners of Passage Bio Common Stock that are not U.S. Holders or entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes (such beneficial owners, Non-U.S. Holders).
As discussed above under “Material U.S. Federal Income Tax Consequences for U.S. Holders—Tax Treatment of the CVRs and the Proposed Reverse Stock Split” and “Material U.S. Federal Income Tax Consequences for U.S. Holders—Tax Treatment of the CVRs,” Passage Bio intends to take the position that any future cash payments on the CVRs are distributions with respect to Passage Bio Common Stock and that such distributions constitute dividends to the extent payable out of the combined company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) in the taxable year of such future cash payment. Assuming such position is correct, it is expected that Non-U.S. Holders would generally be subject to U.S. federal withholding tax at a rate of 30% on any future cash payments on the CVRs that constitute dividends. Such withholding may be reduced if the Non-U.S. Holder properly certifies qualification for a lower withholding rate under an applicable tax treaty or an exemption from withholding as a result of dividends on the Passage Bio Common Stock being effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable). A Non-U.S. Holder that is a corporation also could be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on income attributable to the CVRs. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may also be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
Payments in excess of the combined company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) in the taxable year of such future cash payment would constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and any excess would be treated as capital gain with respect to such Non-U.S. Holder’s Passage Bio Common Stock. However, this intended position is subject to substantial uncertainty, and, accordingly, Non-U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs). A Non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on future cash payments made on the CVRs unless: (1) the gain (a) is effectively connected with a trade or business of the Non-U.S. Holder in the United States, subject to an applicable treaty providing otherwise and (b) if an applicable income tax treaty applies between the United States and the Non-U.S. Holder’s country of residence, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States (in which case the special rules described below apply), or (2) Passage Bio (or the combined company, as applicable) is or has been a “United States real property holding corporation” (“USRPHC”) and certain other requirements are met. Passage Bio does not believe that it currently is or has ever been a USRPHC.
If the IRS instead asserts that the issuance of the CVRs should be treated as a “closed transaction,” a Non-U.S. Holder would be treated as receiving a distribution equal to the fair market value (determined on the CVR Distribution Date) of the CVRs issued to such Non-U.S. Holder on the CVR Distribution Date. The amount of this distribution generally would be treated first as a taxable dividend to the extent of the Non-U.S. Holder’s pro rata share of the combined company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Non-U.S. Holder’s basis in its Passage Bio Common Stock, and finally as capital gain from the sale or exchange of Passage Bio Common Stock (taxed to a Non-U.S. Holder in the same manner as described above). A Non-U.S. Holder’s tax basis in the CVRs received would equal the fair market value of the CVRs on the CVR Distribution Date and the holding period of the CVRs received would begin on the day following the CVR Distribution Date. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a Non-U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a Non-U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a dividend or other payment subject to U.S. withholding tax.
DUE TO THE LEGAL AND FACTUAL UNCERTAINTY REGARDING THE TAX TREATMENT OF THE CVRS (AND ANY FUTURE CASH PAYMENTS UNDER THE CVRS), NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE RECOGNITION OF GAIN, INCOME AND/OR LOSS OR WITHHOLDING THAT MAY APPLY IN CONNECTION WITH THE CVRS. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICABILITY OF INFORMATION REPORTING AND BACKUP WITHHOLDING AND/OR WITHHOLDING UNDER THE FOREIGN ACCOUNT TAX COMPLIANCE ACT WITH RESPECT TO THE CVRS AND ANY FUTURE CASH PAYMENTS UNDER THE CVRS, PARTICULARLY IN LIGHT OF THE UNCERTAINTY UNDER U.S. FEDERAL INCOME TAX LAW RELATING TO THE TAX TREATMENT OF THE CVRS.

PASSAGE BIO EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Unless otherwise indicated or the context otherwise requires, references in this section to “Passage Bio,” the “Company,” “we,” “us,” “our” and other similar terms refer to Passage Bio and its subsidiaries.
Executive Officers
The following table identifies our executive officers, and sets forth their current positions at Passage Bio, Inc. and their ages as of June 24, 2026.

NAME	AGE	POSITION
William Chou, M.D.	53	President, Chief Executive Officer, and Director
Kathleen Borthwick	50	Chief Financial Officer

Biographical information for our executive officers, as of June 24, 2026, is set forth below.
William Chou, M.D., has served as Passage Bio’s President and Chief Executive Officer and member of its board of directors since October 2022. Dr. Chou is an accomplished executive with nearly 20 years of healthcare experience across a range of development and commercialization roles. Dr. Chou previously served as CEO of Aruvant Sciences (“Aruvant”), a clinical-stage biopharmaceutical company focused on developing gene therapies for rare disease, from November 2019 to October 2022. Prior to joining Aruvant, from May 2008 to October 2019, Dr. Chou served in a variety of leadership roles at Novartis Pharma AG (“Novartis”), including Vice President and Global Disease Lead for Novartis’ Cell and Gene Therapy, where he oversaw the global commercial launch of Kymriah®, the first CAR-T cell therapy. Prior to that role, Dr. Chou led the Kymriah® lymphoma clinical development program to approvals in the United States, Europe, Australia, Canada and Japan. Before joining Novartis, Dr. Chou worked at the Boston Consulting Group where he focused on commercial and clinical pharmaceutical strategy. Dr. Chou holds an M.B.A. from the Yale School of Management, an M.D. from the University of Pittsburgh School of Medicine, and an A.B. in politics and economics from Princeton University. Dr. Chou completed his residency in internal medicine at Yale New Haven Hospital and his fellowship in geriatrics at Yale University.
Kathleen Borthwick has served as Passage Bio’s Chief Financial Officer since March 2024. From November 2021 to March 2024, Ms. Borthwick served as Passage Bio’s Interim Chief Financial Officer and Vice President of Finance. From June 1997 to October 2021, Ms. Borthwick served in various leadership roles of increasing responsibility at Johnson & Johnson Services, Inc. During her tenure at Johnson & Johnson, she worked in Finance in support of Research & Development, Manufacturing, Business Development, Treasury and commercial operations for the global Pharmaceutical and Medical Technology business segments. Ms. Borthwick earned her B.S. in Economics with concentrations in Accounting and Health Care Management at the Wharton School at the University of Pennsylvania, and her M.B.A. from the Tuck School of Business at Dartmouth College.
Director Independence
Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the rules of the Nasdaq Stock Market, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under Nasdaq Stock Market and the rules under the Exchange Act.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.
Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that each of our directors, with the exception of Dr. Chou, is an “independent director” as defined under applicable rules of the Nasdaq Stock Market. In addition, all members of our audit committee satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and all members of our Compensation Committee satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act, and all members of the Nominating and Corporate Governance Committee are “independent” as defined under the applicable listing standards of Nasdaq. In making such determination, our Board considered the relationships that each such non-employee director has with our Company and all other facts and circumstances that our Board deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Chou is not an independent director under these rules because he is an employee of Passage Bio.
Board Meetings and Attendance
The Passage Bio Board held five meetings during the year ended December 31, 2025. Each of the directors attended at least seventy-five percent (75%) of the meetings of the Passage Bio Board and the committees of the Passage Bio Board on which he or she served during the year ended December 31, 2025 (in each case, which were held during the period for which he or she was a director and/or a member of the applicable committee and excluding any meetings in which a director was an interested party).
All members of Passage Bio’s board of directors attended Passage Bio’s 2025 Annual Meeting of Stockholders.
Board of Directors Leadership Structure
The positions of Chief Executive Officer and chairperson of our board of directors are held by two different individuals (William Chou, M.D. and Maxine Gowen, Ph.D., respectively). This structure allows our Chief Executive Officer to focus on our day-to-day business while our chairperson leads our board of directors in its fundamental role of providing advice to and independent oversight of management. Dr. Chou’s deep medical knowledge as well as his experience in various executive positions in life sciences companies makes him well-suited for this day-to-day operational role, while Dr. Gowen’s extensive experience in leadership roles at life sciences companies with respect to drug discovery, corporate strategy, and operations allows her to perform an oversight function separate from management. Our board of directors believes such separation is appropriate, as it enhances the accountability of the Chief Executive Officer to the board of directors and strengthens the independence of the board of directors from management.
Board Committees
The Passage Bio board of directors has a standing Audit, Compensation and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is comprised solely of independent directors and is described more fully below. Each committee operates pursuant to a written charter and each reviews and assesses the adequacy of its charter periodically. The charters for each committee are all available on our website (www.passagebio.com) under the “Investors” section.
Audit Committee
Our audit committee is composed of Dr. Countouriotis, Mr. Kapadia, and Mr. Kassberg, with Mr. Kapadia serving as the Chair of the committee. The Passage Bio Board has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. The Passage Bio Board has determined that Mr. Kapadia is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act and the applicable listing standards of Nasdaq. The audit committee’s responsibilities include:
•	selecting and hiring Passage Bio’s independent registered public accounting firm;
•	the qualifications, independence, and performance of Passage Bio’s independent auditors;
•	the preparation of the audit committee report to be included in Passage Bio’s annual proxy statement;
•	Passage Bio’s compliance with certain legal and regulatory requirements, including disclosure controls;
•	overseeing Passage Bio’s cybersecurity risk management program;

•	assisting the board of directors with risk assessment and management;
•	Passage Bio’s accounting and financial reporting processes, including Passage Bio’s financial statement audits and the integrity of its financial statements; and
•	reviewing and approving related-person transactions.
During the year ended December 31, 2025, the audit committee met four times. The report of the audit committee is included in this proxy statement/prospectus under “Audit Committee Report.”
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is composed of Dr. Gowen, Dr. Porter, and Dr. Sondhi, with Dr. Gowen serving as Chair of the committee. The Passage Bio Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” as defined under the applicable listing standards of Nasdaq. The Nominating and Corporate Governance Committee’s responsibilities include:
•	identifying, considering, and recommending candidates for membership on the Passage Bio board of directors;
•	overseeing the process of evaluating the performance of the Passage Bio board of directors;
•	advising the Passage Bio board of directors on corporate governance matters, including environmental, social and governance issues.
During the year ended December 31, 2025, the Nominating and Governance Committee met four times.
Compensation Committee
The Passage Bio Compensation Committee is composed of Dr. Countouriotis, Dr. Gowen, and Dr. Porter, with Dr. Countouriotis serving as Chair of the committee. The Passage Bio board of directors has determined that each member of the Compensation Committee is “independent” as defined under the applicable listing standards of Nasdaq and meets the independence criteria set forth in Rule 10C-1 under the Exchange Act. The Compensation Committee’s responsibilities include:
•	evaluating, recommending, approving, and reviewing executive officer compensation arrangements, plans, policies, and programs;
•	evaluating and recommending non-employee director compensation arrangements for determination by the Passage Bio board of directors;
•	administering Passage Bio’s cash-based and equity-based compensation plans; and
•	overseeing Passage Bio’s compliance with regulatory requirements associated with the compensation of directors, officers, and employees.
The Compensation Committee has the sole authority and responsibility, subject to any approval by the board of directors which the Compensation Committee or legal counsel determines to be desirable or required by applicable law or the Nasdaq rules, to determine all aspects of executive compensation packages for the Chief Executive Officer and other executive officers. The Compensation Committee also makes recommendations to the Passage Bio board of directors regarding the form and amount of compensation for non-employee directors. The Compensation Committee may take into account the recommendations of the Chief Executive Officer with respect to compensation of the other executive officers, and the recommendations of the board of directors or any member of the board of directors with respect to compensation of the Chief Executive Officer and other executive officers. During the year ended December 31, 2025, the Compensation Committee met six times.
Compensation Consultant
The Compensation Committee has engaged Pearl Meyer and Partners, LLC (“Pearl Meyer”), as its independent executive compensation consultant to evaluate Passage Bio’s executive compensation and board of directors compensation program and practices and to provide advice and ongoing assistance on these matters. Specifically, Pearl Meyer was engaged to:
•	provide compensation-related data for a peer group of companies to serve as a basis for assessing competitive compensation practices;

•
review and assess Passage Bio’s current executive compensation program relative to the market to identify any potential changes or enhancements to be brought to the attention of the Compensation Committee; and

•	review market practices regarding base salary, bonus, and equity programs.
Representatives of Pearl Meyer met informally with the Chair of the Compensation Committee and attended the regular meetings of the Compensation Committee, including executive sessions from time to time without any members of management present. During the fiscal year ended December 31, 2025, Pearl Meyer worked directly with the Compensation Committee (and not on behalf of management) to assist the committee in satisfying its responsibilities and undertook no projects for management without the committee’s prior approval.
The Compensation Committee has determined that none of the work performed by Pearl Meyer during the fiscal year ended December 31, 2025 raised any conflict of interest.
Code of Business Conduct and Ethics
The Passage Bio board of directors has adopted a Code of Conduct and Ethics that applies to all of its employees, officers, and directors, including the Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of the Code of Conduct and Ethics is posted on the investor relations section of our website at www.passagebio.com We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.
Corporate Social Responsibility
Passage Bio believes that corporate social responsibility initiatives are important to its business and to creating sustainable value for its stockholders and wider stakeholder group. The Passage Bio board of directors and management are committed to these initiatives and believe these efforts will benefit Passage Bio employees, partners, and the communities in which it operates.

PASSAGE BIO EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
Unless otherwise indicated or the context otherwise requires, references in this section to “Passage Bio,” the “Company,” “we,” “us,” “our” and other similar terms refer to Passage Bio and its subsidiaries.
Executive Compensation
Passage Bio’s named executive officers for the year ended December 31, 2025 are:
•	William Chou, M.D., President and Chief Executive Officer;
•	Kathleen Borthwick, Chief Financial Officer; and
•	Edgar B. (Chip) Cale, former General Counsel and Corporate Secretary*.
*	Mr. Cale served as Passage Bio’s General Counsel and Corporate Secretary until his passing in June 2025.
2025 Summary Compensation Table
The following table sets forth the compensation awarded to, earned by or paid to each of our named executive officers for the fiscal years ended December 31, 2025 and December 31, 2024.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	STOCK AWARDS ($)(1)	OPTION AWARDS ($)(2)	NON-EQUITY INCENTIVE COMPENSATION PLAN ($)(3)	ALL OTHER COMPENSATION ($)(4)	TOTAL ($)
William Chou, M.D. President and Chief Executive Officer	2025	660,985	234,040	239,266	334,972	17,500	1,486,763
	2024	638,461	—	646,659	334,400	17,250	1,636,770
Kathleen Borthwick Chief Financial Officer	2025	450,627	117,020	85,440	181,252	17,500	851,839
	2024	420,692	—	256,971	166,785	17,250	861,698
Edgar B. (Chip) Cale General Counsel and Corporate Secretary	2025	221,860	197,080	156,850	—	17,500	593,290
	2024	436,754	—	255,143	172,773	17,250	881,920

(1)
Represents the grant date fair value of restricted stock units awarded during the applicable year as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the restricted stock units reported in the Stock awards column are set forth in Note 13 to our 2025 financial statements included with our 2025 Annual Report under Form 10-K. Note that the amounts reported in this column reflect the aggregate accounting cost, under generally accepted accounting principles, for these awards and do not necessarily correspond to the actual economic value that may be received by each named executive officer from the restricted stock units. The reported amount for Mr. Cale’s fiscal year 2025 awards also includes $80,060 due to the incremental fair value, computed in accordance with FASB ASC Topic 718, of the modification to accelerate the vesting of outstanding restricted stock units following the termination of employment due to the employee’s death. This treatment applied to all outstanding restricted stock units held by Mr. Cale. No additional restricted stock units were granted as part of the modification.

(2)
Represents the grant date fair value of options awarded during the applicable year as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option awards column are set forth in Note 13 to our financial statements included with our 2025 Annual Report under Form 10-K. Note that the amounts reported in this column reflect the aggregate accounting cost, under generally accepted accounting principles, for these awards and do not necessarily correspond to the actual economic value that may be received by each named executive officer from the options. The reported amount for Mr. Cale’s fiscal year 2025 awards also includes $71,410 due to the incremental fair value, computed in accordance with FASB ASC Topic 718, of the modification to accelerate the vesting of outstanding stock options following the termination of employment due to the employee’s death and provide that vested stock options may be exercised until the option expiration date set forth in the individual’s stock option award agreement. This treatment applied to all outstanding stock options held by Mr. Cale. No additional stock options were granted as part of the modification and the exercise price of the stock options did not change in connection with the modification.

(3)
The amounts shown in the “Nonequity Incentive Plan Compensation” column represent annual bonuses earned with respect to fiscal years 2025 and 2024 under our annual bonus program as described below under the section titled “—Non-Equity Incentive Plan Compensation.”

(4)	The amounts shown in the “All Other Compensation” column for fiscal years 2025 and 2024 reflect 401(k) plan matching contributions, described below under “Employee and Retirement Benefits.”
Executive Compensation Overview
Passage Bio endeavors to maintain sound compensation governance standards consistent with the Company’s executive compensation policies and practices. The Company’s Compensation Committee regularly reviews all compensation components to ensure that they are consistent with the Company’s short-term and long-term goals, including base salary, bonus, benefits, equity incentives, and other perquisites, as well as severance arrangements, change-in-control benefits, and other forms of executive officer compensation. In addition, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy, and new trends, plans, or approaches to compensation, at various meetings throughout the year. When considering the total variable pay-mix for Passage Bio’s executive officers, the Company seeks to design and implement a competitive executive compensation program that combines both cash and incentive elements based on annual performance objectives and long-term equity elements that will be flexible and complementary to meet the Company’s compensation objectives. The Compensation Committee also has the authority to administer the Company’s equity-based plans, both directly and through delegated authority to the Chief Executive Officer.
The Company’s Compensation Committee provides a recommendation on the compensation of the Chief Executive Officer to the board of directors and approves the compensation of the Company’s other executive officers.
In the fall of 2024, the Compensation Committee engaged Pearl Meyer to evaluate the Company’s executive compensation program and provide a market frame of reference for setting compensation for the 2025 fiscal year. In evaluating the total compensation of Passage Bio’s executive officers, the Compensation Committee, with the assistance of Pearl Meyer, established a peer group of twenty publicly traded companies in the biopharmaceutical industry whose market capitalization, operating size, maturity of product development pipeline or area of therapeutic focus were similar to Passage Bio at that time. In the fall of 2025, Pearl Meyer again assisted the Compensation Committee for the evaluation of the Company’s executive compensation program for the 2026 fiscal year. As part of its advice, Pearl Meyer developed a new peer group of twenty publicly traded companies in the biopharmaceutical industry to evaluate the Company’s executive compensation program and provide a market frame of reference for setting compensation for the 2026 fiscal year, which accounted for the evolution of the Company between 2024 and 2025 and reflected the characteristics of the Company at that time. Pearl Meyer used this peer group to assist the Compensation Committee in conducting a competitive compensation assessment for Passage Bio’s executive officers for the fiscal year ended December 31, 2025 and for fiscal year 2026 compensation planning.
Employment Agreements
We have entered into written employment agreements with each of our named executive officers. Each of these agreements provides for at-will employment and includes each officer’s base salary, a discretionary annual incentive bonus opportunity that may be based on individual and Company performance, and standard employee benefit plan participation. These agreements also provide for severance benefits upon termination of employment or a change in control of the Company.
William Chou, M.D.
Effective as of October 10, 2022, William Chou, M.D. was appointed as the Company’s Chief Executive Officer and a member of the Passage Bio Board. Dr. Chou’s employment agreement provides for at-will employment and included his initial base salary, discretionary annual incentive bonus opportunity, certain initial equity incentive awards and standard employee benefit plan participation. The details of Dr. Chou’s compensation for the years ended December 31, 2025 and 2024 are included in the Summary Compensation Table above.
See section Interests of Passage Bio’s Directors and Executive Officers in the Mergers—Executive Employment Agreements above for a description of Dr. Chou’s severance and change in control rights.
Kathleen Borthwick
On March 1, 2024, Kathleen Borthwick was appointed the Company’s Chief Financial Officer. Ms. Borthwick’s employment agreement provides for at-will employment and includes her initial base salary, discretionary annual incentive bonus opportunity, certain initial equity incentive awards, and standard employee benefit plan participation. The details of Ms. Borthwick’s compensation for the years ended December 31, 2025 and 2024 are included in the Summary Compensation Table above.
See section Interests of Passage Bio’s Directors and Executive Officers in the Mergers—Executive Employment Agreements above for a description of Ms. Borthwick’s severance and change in control rights.

Base Salaries
Base salaries are reviewed annually and may be adjusted to realign salaries with market levels of compensation paid by Passage Bio’s peer companies, after considering individual responsibilities and performance over the past year. In 2025, the base salary of Passage Bio’s continuing executive officers increased by 3.5% to 7% to better align them with market practices.
Non-Equity Incentive Plan Compensation
Annual bonuses for Passage Bio’s executive officers are based on the achievement of individual performance objectives and corporate objectives established by the Passage Bio Board that are based on goals related to research and development, regulatory, financial, and other general corporate goals. The 2025 target bonus amounts, expressed as a percentage of annual base salary, were 55% for Dr. Chou and 40% for Ms. Borthwick. In February 2026, based on the achievement of these corporate and personal performance objectives, the Passage Bio Board determined to award bonuses at 92% and 100% of the targeted amount as reflected in the table above to Dr. Chou and Ms. Borthwick, respectively.
Employee and retirement benefits
The Company provides broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life and AD&D, disability, vision and dental insurance. The Company maintains a tax-qualified retirement plan (the “401(k) Plan”), for our full-time employees, including our named executive officers. The 401(k) Plan provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis.
Insider Trading Policy
Passage Bio has adopted an Insider Trading Policy that applies to all of its employees, officers and directors, including the Chief Executive Officer and other executive officers, to establish policies and procedures to promote compliance with applicable U.S. securities laws, rules and regulations and applicable Nasdaq listing standards and prohibit the purchase, sale and/or other dispositions of Company securities while in the possession of material nonpublic information related to the Company and the disclosure of material nonpublic information related to the Company to any outside person. Passage Bio’s Insider Trading Policy further prohibits such individuals from purchasing financial instruments, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Passage Bio’s common stock, such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts and exchange funds.
Compensation Recovery Policy
On October 12, 2023, the Passage Bio Board adopted, and Passage Bio’s Compensation Committee administers, a compensation recovery policy (the “Clawback Policy”) to comply with new rules and regulations promulgated by the SEC, including Rule 10D-1 of the Exchange Act that is applicable to the Company’s executive officers and all employees who are officers for purposes of Section 16 of the Exchange Act, including current and former executive officers and Section 16 officers (the “Covered Employees”). The Clawback Policy allows the Company to recover, or claw back, certain incentive-based compensation from Covered Employees in the event of a restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirements under the federal securities laws. Under the Company’s Clawback Policy, if a restatement would result in any incentive-based compensation paid during the three years preceding the restatement to have been lower had it been calculated based on such restated results, the Company must recover the amounts in excess of what would have been paid under the restatement from any Covered Employee who received such incentive-based compensation.
Equity Awards
In 2025, Passage Bio granted stock options and restricted stock units to its named executive officers as a way to incentivize them and as a retention vehicle.

Outstanding Equity Awards at Fiscal 2025 Year-End
The following table presents, for each of the Company’s named executive officers, information regarding outstanding stock options and restricted stock units held as of December 31, 2025. Awards to date have been granted under Passage Bio’s 2018 Equity Incentive Plan (the “2018 EIP”), 2020 Equity Incentive Plan (the “2020 EIP”), and the 2021 Equity Inducement Plan (the “2021 EIP”).

			Option Awards					Stock Awards
Name	Grant Date	Equity Plan	Vesting Commencement date	Securities underlying unexercised options exercisable	Securities underlying unexercised options unexercisable	Option exercise price ($)	Option expiration date	Grant Date	Number of shares or restricted stock units that have not vested (#)	Market value of shares or restricted stock units that have not vested ($)
William Chou, M.D.	10/10/2022	2020 EIP(1)	10/10/2022	8,695	2,280	26.40	10/10/2032
	10/10/2022	2021 EIP(1)	10/10/2022	26,344	6,930	26.40	10/10/2032
	3/15/2023	2020 EIP(2)	3/15/2023	20,922	9,507	21.60	3/15/2033
	3/15/2024	2020 EIP(2)	3/15/2024	12,579	16,170	30.00	3/15/2034
		2020 EIP						1/15/2025	20,000(4)	236,000
	3/17/2025	2020 EIP(2)	3/17/2025	7,308	31,668	7.74	3/17/2035
Kathleen Borthwick	12/15/2021	2020 EIP(1)	11/1/2021	2,799	—	135.00	12/15/2031
	6/13/2022	2020 EIP(3)	6/13/2022	1,043	—	45.80	6/13/2032
	3/15/2023	2020 EIP(2)	3/15/2023	1,893	856	21.60	3/15/2033
	7/28/2023	2020 EIP(1)	7/28/2023	604	395	17.55	7/28/2033
	3/15/2024	2020 EIP(2)	3/15/2024	4,966	6,384	30.00	3/15/2034
		2020 EIP						1/15/2025	10,000(4)	118,000
	3/17/2025	2020 EIP(2)	3/17/2025	2,610	11,308	7.74	3/17/2035
Edgar B.(Chip) Cale	10/23/2019	2018(1) EIP(5)	9/23/2019	13,712	—	161.37	6/16/2026
	2/27/2020	2020(1) EIP(5)	2/27/2020	4,986	—	360.00	6/16/2026
	2/16/2021	2020(1) EIP(5)	2/15/2021	8,549	—	437.00	6/16/2026
	2/10/2022	2020(5) EIP(6)	2/10/2022	5,299	—	90.40	6/16/2026
	5/31/2022	2020(5) EIP(7)	5/31/2022	5,000	—	36.00	6/16/2026
	6/13/2022	2020(3) EIP(5)	6/13/2022	5,299	—	45.80	6/16/2026
	3/15/2023	2020(5) EIP(6)	3/15/2023	8,749	—	21.60	6/16/2026
	3/15/2024	2020(5) EIP(6)	3/15/2024	10,149	—	30.00	6/16/2026
	9/30/2024	2020 EIP(5)	8/1/2024	2,499	—	14.00	6/16/2026
	3/17/2025	2020 EIP(5)	3/17/2025	13,918	—	7.74	6/16/2026

(1)
The option vests as to 25% of the total shares on the first anniversary date of the vesting commencement date and then 2.0833% of the total shares vest monthly thereafter, with 100% of the total shares vested on the fourth anniversary of the vesting commencement date subject to the reporting person’s provision of service to the Company on each vesting date.

(2)
The option vests 2.0833% of the total shares monthly with 100% of the total shares vested on the fourth anniversary of the vesting commencement date, subject to the reporting person’s provision of service to the Company on each vesting date.

(3)
The option vests 2.7778% of the total shares monthly with 100% of the total shares vested on the third anniversary of the vesting commencement date, subject to the reporting person’s provision of service to the Company on each vesting date.

(4)	Represents restricted stock units, which 50% vested on January 8, 2026, and the remaining 50% vest on January 8, 2027.
(5)	The post-termination exercise period applicable to the option expires in June 2026.
(6)
Under the original terms of the option agreement, the option vests 2.0833% of the total shares monthly with 100% of the total shares vested on the fourth anniversary of the vesting commencement date, subject to the executive’s provision of service to the Company on each vesting date. Upon the executive’s passing in June 2025, all unvested shares subject to this option were accelerated as of June 16, 2025.

(7)
The option vested 8.3333% of the total shares on June 30, 2022, and then 8.3333% of the total shares vested monthly thereafter, with 100% of the total shares vested on May 31, 2023, subject to the executive’s provision of service to the Company on each vesting date. The option was granted in connection with Mr. Cale’s appointment to interim Chief Executive Officer.

Non-Employee Director Compensation
For the year ended December 31, 2025, Passage Bio’s non-employee directors received the following compensation (as approved by the Passage Bio Board):
Cash Compensation. Each non-employee director received an annual cash retainer of $40,000. Additionally, the Chair of the Passage Bio Board received an additional annual payment of $30,000; the Chair of the Audit, Compensation, and Nominating and Governance Committees each received an additional annual payment of $15,000, $12,000 and $8,000, respectively; and the members of the Company’s Audit, Compensation, and Nominating and Governance Committees received an additional annual payment of $7,500, $5,500, and $4,000, respectively. Cash compensation was paid quarterly in arrears and was pro-rated for partial quarters served.
Equity Compensation. Each new, non-employee director who joined the Passage Bio Board would receive an initial option grant for the purchase of shares of Passage Bio Common Stock with a value of $110,000 upon election to the Passage Bio Board, which vest in equal monthly installments for three years after the grant date, subject to the director’s continued service on the Passage Bio Board. No new non-employee directors joined the Passage Bio Board during the year ended December 31, 2025. On the date of the 2025 annual meeting of stockholders, each non-employee director who continued to serve on the Passage Bio Board immediately following such meeting received an option grant to purchase of shares of Passage Bio Common Stock with a value of $55,000, which vest on the one-year anniversary of the grant date, subject to the director’s continued service on the Passage Bio Board. In addition, equity awards for non-employee directors will vest in full in the event that Passage Bio is subject to a change in control or upon certain other events. Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their reasonable travel expenses incurred in attending board and committee meetings.
The following table sets forth the compensation earned by or paid to the Company’s non-employee directors for services provided during the year ended December 31, 2025. Dr. Chou, the Company’s President and Chief Executive Officer, did not receive additional compensation for his service as a director during 2025. Saqib Islam resigned from the Passage Bio Board effective September 16, 2025.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS(1) ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Maxine Gowen, Ph.D.	83,500	55,000	—	138,500
Athena Countouriotis, M.D.	54,181	55,000	—	109,181
Saqib Islam	35,340	55,000	—	90,340
Sandip Kapadia	55,000	55,000	—	110,000
Thomas Kassberg	47,500	39,176	—	86,676
Derrell Porter, M.D.	49,500	55,000	—	104,500
Dolan Sondhi, Ph.D.	44,000	55,000	—	99,000

(1)
The amounts reported in this column represent the aggregate grant date fair value of the stock options granted to our non-employee directors during the year ended December 31, 2025, as computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718. The assumptions used in calculating the aggregate grant date fair value of the stock options reported in this column are set forth in Note 13 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. The amounts reported in this column reflect the accounting cost of these stock options, and do not correspond to the actual economic value that may be received by the Company’s directors from the stock options. For information regarding the number of stock options held by each non-employee director as of December 31, 2025, see the table below.

NAME	OPTION AWARDS ($)
Maxine Gowen, Ph.D.	18,794
Athena Countouriotis, M.D.	17,412
Sandip Kapadia	19,765
Thomas Kassberg	15,895
Derrell Porter, M.D.	16,567
Dolan Sondhi, Ph.D.	14,446

Non-Employee Director Compensation Policy
In April 2024, the Passage Bio Board adopted a written Non-Employee Director Compensation Policy (the “Passage Bio Director Compensation Policy”). The Passage Bio Director Compensation Policy covers the elements and amounts of compensation that the Company’s non-employee directors receive, as well as certain process and governance requirements. In particular, the Passage Bio Director Compensation Policy requires the Compensation Committee to annually retain a compensation consultant to conduct an analysis of non-employee director compensation for purposes of setting future compensation. The analysis is based on a group of comparable companies (the “Director Compensation Peer Group”), as recommended by the compensation consultant, as well as any resulting recommendations for director compensation.
The Passage Bio Director Compensation Policy requires that the Director Compensation Peer Group be determined on an annual basis, based on the recommendations of the compensation consultant, and shall be limited to companies with market capitalizations of 0.4 to 2.25 times that of Passage Bio’s market capitalization, except that if Passage Bio’s market capitalization is less than $250 million, the constituent companies may have a market capitalization of 0.333 to 3 times that of Passage Bio’s market capitalization.
In accordance with the Passage Bio Director Compensation Policy, Passage Bio’s Compensation Committee retained Pearl Meyer as its compensation consultant for the determination of the Passage Bio’s 2026 non-employee director compensation program. Pearl Meyer established a peer group of twenty publicly traded companies for the purpose of informing non-employee director compensation decisions. The peer group reflected companies with the following characteristics:
•	Publicly traded and listed on a major exchange;
•	Primary business operations in the biotechnology or pharmaceutical industry;
•	Completed an initial public offering prior to January 1, 2024;
•	Currently in a pre-commercial status;
•	Market capitalization between $13 million and $113 million;
•	Total full-time employee count between 20 and 150; and
•	Last twelve months operating expenses between $20 million and $160 million.
The following peer group was selected based on the above-mentioned criteria (the “2026 Director Compensation Peer Group”).
In the table below, (i) “Full Time Employees” was compiled using information from each peer group company’s human capital disclosure included in the applicable peer group company’s most recently filed Form 10-K as of the date of the analysis and (ii) “Last Twelve Months Operating Expenses” was compiled using information from each peer group company’s financial statements included in the applicable peer group company’s most recently filed Form 10-K or 10-Q, as applicable, as of the date of the analysis.

Company	Market Capitalization at 12/31/2025 (in millions) ($)	Full Time Employees	Last Twelve Months Operating Expenses (in millions) ($)
Actinium Pharmaceuticals, Inc.	42	37	37
Aligos Therapeutics, Inc.	57	70	89
ALX Oncology Holdings Inc.	61	80	108
AN2 Therapeutics, Inc.	31	22	37
BioAlta, Inc.	34	61	66
Celularity Inc.	32	123	89
Century Therapeutics, Inc.	87	140	136
Clene Inc.	61	75	24
Immunic, Inc.	64	91	106
Jasper Therapeutics, Inc.	51	64	93

Company	Market Capitalization at 12/31/2025 (in millions) ($)	Full Time Employees	Last Twelve Months Operating Expenses (in millions) ($)
KALA BIO, Inc.	13	38	42
Kezar Life Sciences, Inc.	46	55	65
Lantern Pharma Inc.	34	24	20
LeonaBio, Inc.	30	26	39
Lisata Therapeutics, Inc.	16	26	21
NextCure, Inc.	50	43	62
PDS Biotechnology Corporation	42	24	32
Precision BioSciences, Inc.	100	108	90
Rallybio Corporation	29	25	39
Xilio Therapeutics, Inc.	34	64	76

The Passage Bio Director Compensation Policy also includes the following limitations on the amounts of compensation that may be paid to non-employee directors:
•
Continuing Directors. The total average annual compensation of all continuing non-employee directors for any calendar year shall not exceed the 62.5th percentile of Passage Bio’s Director Compensation Peer Group.

•
New Directors. The average annual compensation for any new director’s total annual cash compensation shall not exceed the 62.5th percentile of Passage Bio’s Director Compensation Peer Group. Each new director’s initial equity award shall not exceed two times the value of the annual award granted to continuing directors in that year.

•
Market Capitalization Limitation. If Passage Bio’s market capitalization is below $100.0 million, measured as of the last day of the fiscal quarter immediately preceding the date on which the board of directors approves annual non-employee director compensation, the total average non-employee director compensation shall not exceed $125,000, excluding any initial equity award granted to new directors as described above.

•
Compensation for Other Service. Any compensation awarded to non-employee directors for service as an officer, employee or consultant of the Company shall be excluded from the calculation of total average annual director compensation.

•
Equity Awards to be Granted by Value. Equity awards to non-employee directors shall be calculated and granted in terms of a designated value, and not in terms of a fixed number of shares. Value (for the purposes of determining the number of shares that will be subject to an award) means the grant date fair value of the award determined in accordance with FASB ASC Topic 718.

Non-Employee Director Compensation for 2026
Pearl Meyer recommended, and after review and recommendation by Passage Bio’s Compensation Committee, the Passage Bio Board approved the 2026 non-employee director compensation program based on the analysis of the Peer Group and application of the provisions of the Passage Bio Director Compensation Policy:
•
Cash Compensation. An annual cash retainer of $40,000 to each non-employee director. Additionally, the Chair of the Passage Bio Board receives an additional annual payment of $30,000; the Chair of the Audit, Compensation and Nominating and Governance Committees receive an additional annual payment of $15,000, $12,000 and $8,000 respectively; and the members of the Audit, Compensation and Nominating and Governance Committees receive an additional annual payment of $7,500, $6,000 and $4,000, respectively. Cash compensation is paid quarterly in arrears and is pro-rated for partial quarters served.

•
Equity Compensation. Each new, non-employee director who joins the Passage Bio Board will receive an initial option grant for the purchase of shares of Passage Bio common stock with a value of $80,000 upon election to the Passage Bio Board. Equity awards for new directors will vest in equal monthly installments for three years after the grant date if the director has served continuously as a member of the Passage Bio

Board through the applicable vesting date. On the date of each annual meeting of stockholders, each non-employee director who continues to serve on the Passage Bio Board immediately following such meeting will receive an option grant for the purchase of shares of our common stock with a value of $40,000, or such other amount as determined by the board of directors. Annual equity grants for directors will vest on the one-year anniversary after the grant date if the director has served continuously as a member of the Passage Bio Board through the applicable vesting date. In addition, equity awards for non-employee directors will vest in full in the event that we are subject to a change in control or upon certain other events. Non-employee directors receive no other form of remuneration, perquisites, or benefits, but are reimbursed for their reasonable travel expenses incurred in attending board and committee meetings.
Following completion of the Mergers, it is expected that the combined company will provide compensation to the non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing, and which will be designed to enable the combined company to attract and retain, on a long-term basis, highly qualified non-employee directors.

REMIX EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
2025 Director Compensation Table
The following table presents the total compensation for each person who served as a non-employee director of the Remix Board during 2025. Peter G. Smith, Ph.D., Remix’s Chief Executive Officer, did not receive any additional compensation from Remix for his service on the Remix Board in 2025. The compensation received by Dr. Smith as a named executive officer, or NEO, is set forth below in “Executive Compensation—2025 Summary Compensation Table.”

Name	Fees Paid or Earned in Cash ($)	Total ($)
Linda C. Bain(1)	$26,250	$26,250
Scott Biller, Ph.D.(2)	$35,000	$35,000
Kevin Bitterman, Ph.D.(3)	$0	$0
Jeff Goater(4)	$0	$0
Maria Koehler, M.D., Ph.D.(5)	$35,000	$35,000
Matthew R. Patterson(6)	$65,000	$65,000
Michael Rome, Ph.D.(7)	$0	$0

(1)	As of December 31, 2025, Ms. Bain held options to purchase 110,000 shares of Remix Common Stock.
(2)	As of December 31, 2025, Dr. Biller held options to purchase 148,435 shares of Remix Common Stock.
(3)	As of December 31, 2025, Dr. Bitterman did not hold any options to purchase shares of Remix Common Stock.
(4)	As of December 31, 2025, Mr. Goater did not hold any options to purchase shares of Remix Common Stock.
(5)	As of December 31, 2025, Dr. Koehler held options to purchase 155,000 shares of Remix Common Stock.
(6)	As of December 31, 2025, Mr. Patterson held options to purchase 684,967 shares of Remix Common Stock.
(7)	As of December 31, 2025, Dr. Rome did not hold any options to purchase shares of Remix Common Stock.
Narrative to 2025 Director Compensation Table
Remix does not currently have a formal non-employee director compensation program. No non-employee director received any equity grants in 2025 or other compensation from Remix for 2025.
Executive Compensation Prior to the Mergers
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Remix” refers to Remix and its consolidated subsidiaries prior to the consummation of the Mergers and to Remix and its consolidated subsidiaries following the Mergers. Remix has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers.
This section discusses the material components of the executive compensation program offered to the executive officers of Remix who would have been “named executive officers” for 2025. Such executive officers consist of the following persons, referred to herein as our NEOs:
•	Peter G. Smith, Ph.D., Remix’s Chief Executive Officer;
•	Heather Wasserman, Ph.D., Remix’s Chief Operating Officer and Chief Business Officer; and
•	Dominic Reynolds, Ph.D., Remix’s Chief Science Officer.
Each of Remix’s NEOs will serve the combined company in the same capacities after the consummation of the Mergers.
This discussion may contain forward-looking statements that are based on Remix’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Remix adopts following the consummation of the Mergers could vary significantly from Remix’s historical practices and currently planned programs summarized in this discussion.

2025 Summary Compensation Table
The following table sets forth information concerning the compensation of Remix’s named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Compensation ($)(2)	All Other Compensation ($)(3)	Total
Peter G. Smith, Ph.D. Chief Executive Officer	2025	$525,300	$415,344	$188,388	$13,789	$1,142,821
Heather Wasserman, Ph.D. Chief Operating Officer and Chief Business Officer	2025	$459,230	$0	$184,657	$9,433	$653,320
Dominic Reynolds, Ph.D. Chief Science Officer	2025	$443,700	$0	$139,766	$12,756	$596,222

(1)
Amounts reflect the full grant-date fair value of stock options granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the NEO. We provide information regarding the assumptions used to calculate the value of all stock options made to executive officers in Note 15 to the consolidated financial statements included in this registration statement.

(2)	The amounts reflect non-equity incentive plan awards paid in 2026 for performance during 2025. Please refer to “2025 Bonuses” below for further detail.
(3)	The amounts reflect 401(k) employer matching contributions.
NARRATIVE TO SUMMARY COMPENSATION TABLE
2025 Salaries
The named executive officers receive a base salary to compensate them for services rendered to Remix. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of the named executive officers received a base salary increase in 2025. As of the end of the fiscal year ended December 31, 2025, the base salaries for Dr. Smith, Dr. Wasserman and Dr. Reynolds were $525,300, $459,230 and $443,700 respectively.
2025 Annual Bonuses
Each NEO is eligible to earn an annual incentive bonus for each year the NEO is employed by Remix, with the target amount of such bonus opportunity set as a percentage of the NEO’s annual base salary and based on achievement of certain corporate goals. Actual bonus amounts are determined by the Remix Board in its discretion. For the fiscal year ended December 31, 2025, the target annual bonuses for Dr. Smith, Dr. Wasserman and Dr. Reynolds were 45%, 35% and 35% of base salary, respectively. Annual performance bonuses of our NEOs for 2025 were weighted 100% on corporate objectives that generally related to Remix’s drug development programs, financing and culture objectives and third party collaboration efforts.
The actual annual cash bonuses awarded to each named executive officer for 2025 performance are set forth above in the 2025 Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”
Equity Compensation
In 2025, Dr. Smith was granted options to purchase 984,047 shares of Remix Common Stock. The options vest as to 492,024 shares in 48 substantially equal monthly installments upon Dr. Smith’s completion of each full month of service after December 23, 2023 and as to the remaining 492,023 shares (the “Performance Option”) in 48 substantially monthly installments upon Dr. Smith’s completion of each full month of service after the consummation of predetermined financing criteria, subject in each case, to potential accelerated vesting as described in the section titled “Executive Compensation Arrangements.” The stock options were granted under the Remix 2019 Plan, the terms of which are described below under the subsection titled “—Equity Incentive Plan.”
No other NEO was granted equity awards in 2025.

Other Elements of Compensation
Retirement Plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, through elective contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Employee Benefits and Perquisites and Other Personal Benefits
Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•	medical, dental and vision benefits;
•	a health savings account (HSA);
•	short-term and long-term disability insurance; and
•	life and accidental death and dismemberment insurance.
We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
We did not provide any perquisites or special personal benefits to our named executive officers in fiscal year 2025, but our compensation committee may from time to time approve them in the future when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at 2025 Fiscal Year-End
The following table summarizes the number of shares of Remix Common Stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025.

		Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Peter G. Smith, Ph.D.		—	—	492,023(1)	$1.17	2/11/2035
	12/23/2023(2)	246,012	246,012	—	$1.17	2/11/2035
	7/26/2024(3)	104,476	116,768	—	$0.70	7/17/2032
	8/28/2023(3)	172,078	49,166	—	$0.70	7/17/2032
	3/24/2022(4)	1,808,404	120,560	—	$0.70	7/17/2032
	8/7/2021(4)	2,460,500	—	—	$0.56	8/6/2031
Heather Wasserman, Ph.D.	12/22/2023(4)	168,250	168,250	—	$1.02	4/8/2034
	3/24/2022(4)	501,978	33,465	—	$0.70	7/17/2032
	8/24/2020(4)	847,330	—	—	$0.56	3/8/2031
Dominic Reynolds, Ph.D.	1/22/2024(4)	262,726	285,573	—	$1.02	4/8/2034
	3/24/2022(4)	178,421	11,895	—	$0.70	7/17/2032
	9/16/2020(4)	263,234	—	—	$0.56	3/8/2031

(1)
Option vests in 48 equal monthly installments upon Dr. Smith’s completion of each full month of service after the consummation of predetermined financing criteria, subject to potential accelerated vesting as described in the section titled “Executive Compensation Arrangements.”

(2)
Option vests in 48 equal monthly installments following the vesting commencement date, subject to potential accelerated vesting as described in the section titled “Executive Compensation Arrangements.”

(3)
Option vests in 36 equal monthly installments following the vesting commencement date, subject to potential accelerated vesting as described in the section titled “Executive Compensation Arrangements.”

(4)
Option vested as to 25% on the first anniversary of the vesting commencement date and as to the remainder in 36 equal monthly installments thereafter, subject to potential accelerated vesting as described in the section titled “Executive Compensation Arrangements.”

Executive Compensation Arrangements
Peter G. Smith, Ph.D.
In August 2019, Remix entered into an offer letter with Dr. Smith for his prior position as Remix’s President and Chief Scientific Officer, which was subsequently amended by the Remix Board (as amended, the “Smith Agreement”). While Dr. Smith now serves as Remix’s Chief Executive Officer, the terms of the Smith Agreement continue to govern his employment. Pursuant to the Smith Agreement, Dr. Smith is entitled to (i) an initial annual base salary of $375,000, which has been increased to $543,700 and (ii) an initial annual performance bonus targeted at 30% of his annual base salary, which has been increased to 45% of his annual base salary.
Upon a termination of Dr. Smith’s employment by the Company without “cause,” his resignation for “good reason” or the occurrence of a “change in control” (each as defined in the Smith Agreement), Dr. Smith is entitled to receive (a) 12 months of base salary continuation payments following his separation and (b) payment of Remix’s portion of his monthly premium under COBRA for up to 12 months following his separation. Receipt of severance is conditioned upon Dr. Smith’s execution (and non-revocation) of a general release of claims. Dr. Smith is subject to non-competition and non-solicitation restrictions during the term of his employment and for one year thereafter, subject to applicable laws.
With respect to Dr. Smith’s option grants other than the Performance Option, if he is terminated without “cause” or he resigns for “good reason,” in each case, within 12 months following a “change in control” (each as defined in the Remix 2019 Plan or the applicable stock option agreement), the unvested options will become immediately vested and exercisable upon such qualifying termination. The Mergers will not constitute a change in control for purposes of the stock options. The Performance Option is subject to accelerated vesting upon the earliest to occur of

(i) a deemed liquidation event that results in an implied enterprise value of at least a predetermined amount, (ii) the closing of a firm commitment underwritten public offering of shares of Remix Capital Stock with at least a predetermined share price or (iii) the discretion of the Remix Board.
Heather Wasserman, Ph.D.
In August 2020, Remix entered into an offer letter with Dr. Wasserman pursuant to which she serves as Remix’s Chief Operating Officer and Chief Business Officer (as amended, the “Wasserman Agreement”). The Wasserman Agreement provides that Dr. Wasserman is entitled to (i) an initial annual base salary of $350,000, which has been increased to $459,230 and (ii) an initial annual performance bonus targeted at 35% of her annual base salary.
Upon a termination of Dr. Wasserman’s employment by the Company without “cause” or her resignation for “good reason” (each as defined in the Wasserman Agreement), Dr. Wasserman is entitled to receive (a) 9 months of base salary continuation payments following her separation and (b) payment of Remix’s portion of her monthly premium under COBRA for up to 9 months following her separation. Receipt of severance is conditioned upon Dr. Wasserman’s execution (and non-revocation) of a general release of claims. Dr. Wasserman is subject to non-competition and non-solicitation restrictions during the term of her employment and for one year thereafter, subject to applicable laws.
In addition, the Wasserman Agreement and the option award agreements governing Dr. Wasserman’s option grants provide that upon a termination without “cause” or Dr. Wasserman’s resignation for “good reason,” in each case, within 12 months following a “change in control” (each as defined in the Remix 2019 Plan or the applicable stock option agreement), the unvested options will become immediately vested and exercisable upon such qualifying termination. The Mergers will not constitute a change in control for purposes of the stock options.
Dominic Reynolds, Ph.D.
In July 2019, Remix entered into an offer letter with Dr. Reynolds for his prior position as Remix’s Vice President, which was subsequently amended by the Remix Board in connection with his promotion to Chief Science Officer (as amended, the “Reynolds Agreement”). Pursuant to the Reynolds Agreement, Dr. Reynolds is entitled to (i) an initial annual base salary of $285,000, which has been increased to $443,700 and (ii) an initial annual performance bonus targeted at 30% of his annual base salary, which has been increased to 35% of his annual base salary.
Upon a termination of Dr. Reynolds’ employment by the Company without “cause” or his resignation for “good reason” (each as defined in substantially the same manner as in the Wasserman Agreement), Dr. Reynolds is entitled to receive (a) 9 months of base salary continuation payments following his separation and (b) payment of Remix’s portion of his monthly premium under COBRA for up to 9 months following his separation. Receipt of severance is conditioned upon Dr. Reynolds’ execution (and non-revocation) of a general release of claims. Dr. Reynolds is subject to non-competition and non-solicitation restrictions during the term of his employment and for one year thereafter, subject to applicable laws.
In addition, the option award agreements governing Dr. Reynolds’ option grants provide that upon a termination without “cause” or Dr. Reynolds’ resignation for “good reason,” in each case, within 12 months following a “change in control” (each as defined in the Remix 2019 Plan or the applicable stock option agreement), the unvested options will become immediately vested and exercisable upon such qualifying termination. The Mergers will not constitute a change in control for purposes of the stock options.
Following the closing of the Mergers, it is expected that the combined company may enter into new employment agreements with Dr. Smith, Dr. Wasserman and Dr. Reynolds, the terms of which have not yet been determined.
Equity Incentive Plans
Remix 2019 Plan
The Remix 2019 Plan was initially adopted by the Remix Board, and subsequently approved by Remix’s stockholders, on July 26, 2019.
Authorized Shares. Under the Remix 2019 Plan, Remix has reserved for issuance an aggregate of 23,696,650 shares of Remix Common Stock, which number is subject to adjustment in the event of a reorganization, stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar change in capitalization or event. The shares of Remix Common Stock underlying any awards granted under the Remix 2019 Plan that are forfeited, cancelled, repurchased by Remix, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added to the shares of Remix Common Stock available for issuance under the Remix 2019 Plan.
Eligibility and Administration. Employees, officers, directors and consultants to Remix, its parent and its subsidiaries are eligible to receive awards under the Remix 2019 Plan. Subject to the express terms and conditions of the Remix 2019 Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, prescribe all forms of award agreements for use with the plan, and adopt, amend, and repeal rules, guidance, and practices for the administration of the Remix 2019 Plan. The Remix Board administers the Remix 2019 Plan and may delegate authority and functions to one or more committees of the Remix Board to administer the Remix 2019 Plan. The plan administrator also sets the terms and conditions of all awards under the Remix 2019 Plan, including any vesting and vesting acceleration conditions, subject to the conditions and limitations in the Remix 2019 Plan.
Awards. The Remix 2019 Plan provides for the grant of options, restricted stock units and restricted stock awards, however, only options are currently outstanding. Options provide for the future acquisition of shares of Remix Common Stock at an exercise price determined by the Remix Board at the date of grant.
Sale Events. The Remix 2019 Plan provides that if Remix is a party to a merger or consolidation, or in the event of a sale of all or substantially all of Remix’s stock or assets, all shares acquired under the Remix 2019 Plan and all outstanding awards will be treated in the manner described in the definitive transaction agreement (or in a manner determined by the Remix Board if there is no definitive agreement), which treatment may include the continuation, assumption or substitution of awards, the cancellation of awards in exchange for cash consideration, or if no cash consideration is provided, the opportunity to exercise any outstanding options prior to the consummation of the transaction, or the acceleration of any vesting and exercisability provisions.
Adjustments. In the event of certain capitalization events (including a stock split, a stock dividend, a reverse split or a reclassification), proportionate adjustments shall automatically be made, as applicable, to (i) the number and kind of shares of Remix Common Stock available for issuance under the Remix 2019 Plan, (ii) the number and kind of shares of Remix Common Stock covered by each outstanding award, (iii) the exercise price under each outstanding option and the purchase price applicable to any unexercised stock purchase right and (iv) any repurchase price that applies to shares granted under the Remix 2019 Plan.
Transferability. Awards under the Remix 2019 Plan are transferable by participants only by (i) a beneficiary designation, (ii) a will, (iii) the laws of descent and distribution or (iv) other than with respect to incentive stock options, to the extent permitted by Rule 701 of the Securities Act if the Remix Board provides.
Amendment and Termination. The Remix Board may amend, suspend or terminate the Remix 2019 Plan at any time, subject to stockholder approval where required by applicable law. The Remix Board may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The Remix Board is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.
As of December 31, 2025, options to purchase up to 16,928,609 shares of Remix Common Stock were outstanding under the Remix 2019 Plan.

MATTERS BEING SUBMITTED TO A VOTE OF PASSAGE BIO STOCKHOLDERS
PROPOSAL NO. 1—THE NASDAQ STOCK ISSUANCE PROPOSAL
General
At the Passage Bio special meeting, Passage Bio stockholders will be asked to approve the issuance of shares of Passage Bio Common Stock to (i) the securityholders of Remix, pursuant to the terms of the Merger Agreement, and (ii) certain investors in the Concurrent Financing, pursuant to the terms of the Subscription Agreement, which will (a) represent more than 20% of the shares of Passage Bio Common Stock outstanding immediately prior to the Mergers and (b) result in the change of control of Passage Bio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.
Under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Passage Bio Common Stock expected to be issued in connection with the Mergers, pre-Mergers equityholders of Remix (other than investors in the Concurrent Financing) are expected to own approximately 65% of the combined company, pre-Mergers equityholders of Passage Bio are expected to own approximately 6% of the combined company and the investors in the Concurrent Financing are expected to own approximately 29% of the combined company (assuming proceeds from the Concurrent Financing of $100.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Passage Bio of approximately $20.0 million (assuming Passage Bio Net Cash of $5.0 million as of the Closing), (ii) a fixed valuation for Remix of $226.0 million, and (iii) the relative capitalization of Passage Bio and Remix. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Merger Exchange Ratio”), including the amount of the final Passage Bio Net Cash at the Closing.
The terms of, reasons for and other aspects of the Merger Agreement, the Mergers and the issuance of Passage Bio Common Stock in the Mergers are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
Reason for the Proposal
Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Passage Bio must obtain the approval of Passage Bio stockholders for the issuance of these shares of common stock in the Mergers.
Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Nasdaq has determined that the Mergers constitute a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Passage Bio must obtain the approval of Passage Bio stockholders of the change of control of Passage Bio resulting from the Mergers.
Required Vote
The affirmative approval of a majority of the votes cast on the proposal by the holders of Passage Bio Common Stock entitled to vote at the Passage Bio special meeting, assuming a quorum is present, is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on the Nasdaq Stock Issuance Proposal.
The Mergers are conditioned upon the approval of the Nasdaq Stock Issuance Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Mergers are not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent Financing cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal (or the waiver thereof).

Certain of Passage Bio’s stockholders have agreed to vote any shares of Passage Bio Common Stock owned by them in favor of the Contemplated Transactions including: (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Charter Proposal, and (d) the other actions contemplated by the Merger Agreement, against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Mergers, and against any alternative acquisition proposals. See the section titled “Agreements Related to the Mergers—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR”
THE NASDAQ STOCK ISSUANCE PROPOSAL

PROPOSAL NO. 2—THE REVERSE STOCK SPLIT PROPOSAL
General
At the Passage Bio special meeting, Passage Bio stockholders will be asked to approve an amendment to Passage Bio’s amended and restated certificate of incorporation that will implement a reverse stock split of the issued and outstanding shares of Passage Bio Common Stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix, for the purposes of maintaining compliance with Nasdaq listing standards or for the combined company to meet the initial listing standards of Nasdaq or otherwise if deemed advisable by Remix. Upon the effectiveness of such amendment to Passage Bio’s amended and restated certificate of incorporation to effect the reverse stock split (the “reverse stock split effective time”), the issued and outstanding shares of Passage Bio Common Stock immediately prior to the reverse stock split effective time will be reclassified into a smaller number of shares such that a Passage Bio stockholder will own a ratio ranging from one new share of Passage Bio Common Stock for every 2 to 10 shares of issued common stock held by such stockholder immediately prior to the reverse stock split effective time, as specified. Based upon the reverse stock split ratio selected by Passage Bio and Remix, proportionate adjustments will be made to the per share exercise price, and/or the number of shares issuable upon the exercise or vesting of all then outstanding Passage Bio Options, which will result in a proportional decrease in the number of shares of Passage Bio Common Stock reserved for issuance upon exercise or vesting of such stock options and the total number of shares remaining available for future awards, as well as any share-based limits in the equity plans (including the 2026 Plan and the 2026 ESPP), and a proportional increase in the exercise price of all such stock options.
The proposed form of certificate of amendment to Passage Bio’s amended and restated certificate of incorporation, a copy of which is attached as Annex I to this proxy statement/prospectus, will affect the reverse stock split but will not change the number of authorized shares of Passage Bio Common Stock, or the par value of Passage Bio Common Stock.
The Passage Bio Board may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal. In addition, notwithstanding approval of this proposal by Passage Bio stockholders, the Passage Bio Board may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the DGCL.
Reasons for the Proposal
The Passage Bio Board approved the proposal approving the amendment to Passage Bio’s amended and restated certificate of incorporation effecting the reverse stock split for the following reasons:
•
the Passage Bio Board believes effecting the reverse stock split will result in an increase in the minimum bid price of Passage Bio Common Stock, thereby increasing the ability of the combined company to satisfy the Nasdaq initial listing requirements for the combined company common stock and reducing the risk of a delisting of Passage Bio Common Stock from Nasdaq in the future;

•
the Passage Bio Board believes that the resulting increase in the number of authorized and unissued shares available for future issuance will facilitate the issuance of shares to the stockholders of Remix pursuant to the Merger Agreement, as described in the Nasdaq Stock Issuance Proposal, and ultimately the consummation of the Mergers, and the shares issued and issuable to the investors in the Concurrent Financing pursuant to the Subscription Agreement; and

•	the Passage Bio Board believes that a range of reverse stock split ratios provides it with the most flexibility to achieve the desired results of the reverse stock split.
Requirements for Listing on Nasdaq
Passage Bio Common Stock is listed on Nasdaq under the symbol “PASG.” Remix will file an initial listing application pursuant to the terms of the Merger Agreement for the combined company with Nasdaq.
According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Passage Bio to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing. Therefore, the reverse stock split may be necessary in order to consummate the Mergers.
In addition, it is a condition to the Closing that the shares of Passage Bio Common Stock to be issued in the Mergers pursuant to the Merger Agreement having been approved for listing on Nasdaq.
One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Passage Bio’s management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Passage Bio capital stock, which will continue to be authorized pursuant to Passage Bio’s amended and restated certificate of incorporation.
Potential Increased Investor Interest
The closing price of the Passage Bio Common Stock on October 8, 2026, as reported on Nasdaq, was $3.73 per share. An investment in Passage Bio Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Passage Bio Board believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Passage Bio Common Stock at the levels expected or at all.
Passage Bio cannot predict whether the reverse stock split will increase the market price for Passage Bio Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Passage Bio Common Stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Passage Bio Common Stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the reverse stock split will result in a per share price that will increase the ability of Passage Bio to attract and retain employees;
•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing;
•	the reverse stock split will or increase trading volume in Passage Bio Common Stock and facilitate future financings by the combined company; or
•
the market price per share will achieve and maintain the $4.00 minimum bid price requirement for a sufficient period of time for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of Passage Bio Common Stock will also be based on the performance of Passage Bio, and after the Mergers, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Passage Bio Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Passage Bio may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Passage Bio Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.
Principal Effects of the Reverse Stock Split
The reverse stock split will be realized simultaneously for all shares of Passage Bio Common Stock and Passage Bio Options outstanding immediately prior to the reverse stock split effective time. The reverse stock split will affect all holders of shares of Passage Bio Common Stock outstanding immediately prior to the reverse stock split effective time uniformly and each such stockholder will hold the same percentage of Passage Bio Common Stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Passage Bio Common Stock or preferred stock and will not reduce the number of authorized shares of Passage Bio Common Stock or preferred stock. Passage Bio Common Stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Passage Bio continuing to be subject to the periodic reporting requirements of the Exchange Act.
Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates
If the Passage Bio stockholders approve the amendment to Passage Bio’s amended and restated certificate of incorporation effecting the reverse stock split, and if the Passage Bio Board still believes that a reverse stock split is in the best interests of Passage Bio and its stockholders, Passage Bio will file the certificate of amendment to Passage Bio’s amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Passage Bio Board has determined to be the appropriate reverse stock split effective time. The Passage Bio Board may delay effecting the reverse stock split without resoliciting stockholder approval.
Beginning at the reverse stock split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, Passage Bio intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Passage Bio Common Stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Passage Bio Common Stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.
Registered Holders of Common Stock in Book-Entry Form. Passage Bio registered holders of common stock hold their shares electronically in book-entry form with Passage Bio transfer agent, Computershare Trust Company, N.A. These stockholders do not hold physical stock certificates evidencing their ownership of Passage Bio Common Stock. However, they are provided with a statement reflecting the number of shares of Passage Bio Common Stock registered in their accounts. No action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Passage Bio Common Stock held following the reverse stock split.
Fractional Shares
No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the certificate of amendment to Passage Bio’s amended and restated certificate of incorporation effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.
Passage Bio stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Passage Bio is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Passage Bio or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Passage Bio Board or contemplating a tender offer or other transaction for the combination of Passage Bio with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Passage Bio is aware to accumulate shares of Passage Bio Common Stock or obtain control of Passage Bio, other than in connection with the Mergers and the Concurrent Financing, nor is it part of a plan by management to recommend a similar amendment to the Passage Bio Board and stockholders. Other than the proposals being submitted to the Passage Bio stockholders for their consideration at the Passage Bio special meeting, the Passage Bio Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Passage Bio. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” of this proxy statement/prospectus.
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders of Passage Bio Common Stock
The following is a discussion of the material U.S. federal income tax consequences of the reverse stock split that are applicable to U.S. holders (which, for purposes of this discussion, has the same meaning as in “Material U.S. Federal Income Tax Consequences of the Passage Bio CVRs to holders of Passage Bio Common Stock”) of Passage Bio Common Stock. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Passage Bio Common Stock as described in this summary.
This discussion assumes that any cash distributed pursuant to a cash dividend will be treated for U.S. federal income tax purposes as separate and distinct from the reverse stock split.
Additionally, this discussion does not address all U.S. federal income tax consequences relevant to holders of Passage Bio Common Stock. In addition, it does not address consequences relevant to holders of Passage Bio Common Stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Passage Bio Common Stock that are:
•	persons who do not hold their Passage Bio Common Stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	subject to the alternative minimum tax provisions of the Code;
•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•
persons who hold shares of Passage Bio Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Passage Bio Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Passage Bio Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Passage Bio Common Stock under the constructive sale provisions of the Code;
•
persons who acquired their shares of Passage Bio Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.
Holders of Passage Bio Common Stock subject to particular U.S. or non-U.S. tax rules, including those that are described in the preceding paragraph, are urged to consult their own tax advisors regarding the consequences to them of the reverse stock split.
If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Passage Bio stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Passage Bio Common Stock, you should consult your tax advisors regarding the tax consequences of the Merger.
In addition, the following discussion does not address (a) any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split, except as specifically provided below; (b) the tax consequences of the reverse stock split under state, local and foreign tax laws; (c) any U.S. federal non-income tax consequences of the reverse stock split, including estate, gift or other tax consequences; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS has been or will be requested in connection with the reverse stock split. Passage Bio stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.
STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Consequences of the Reverse Stock Split
The proposed reverse stock split is intended to constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. holder is not expected to recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Passage Bio Common Stock, as discussed below. A U.S. holder’s aggregate adjusted tax basis in the shares of Passage Bio Common Stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the Passage Bio Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Passage Bio Common Stock), and such U.S. holder’s holding period in the shares of Passage Bio Common Stock received should include the holding period in the shares of Passage Bio Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Passage Bio Common Stock surrendered to the shares of Passage Bio Common Stock received in a recapitalization pursuant to the proposed reverse stock split. U.S. holders of shares of Passage Bio Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. It is possible that the IRS or a court could determine that the issuance of the Passage Bio CVRs (and/or any payments thereon) and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes with the Passage Bio CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the Passage Bio CVRs and the proposed reverse stock split would differ from those described above, including with respect to the timing and character of income.
Cash in Lieu of Fractional Shares
A U.S. holder that receives cash in lieu of a fractional share of Passage Bio Common Stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Passage Bio Common Stock surrendered that is allocated to such fractional share of Passage Bio Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Passage Bio Common Stock surrendered exceeded one year at the reverse stock split effective time.
Tax Reporting Regarding the Reverse Stock Split
Assuming the reverse stock split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. Holder who receives shares of Passage Bio Common Stock in the reverse stock split is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of Passage Bio or who owned securities in Passage Bio with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the holder’s tax basis in the U.S. Holder’s Passage Bio Common Stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.
Information Regarding Backup Withholding
Payments of cash made in lieu of a fractional share of Passage Bio Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Passage Bio Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification process.
Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Passage Bio Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Required Vote
The affirmative vote of the holders of a majority of the voting power of all outstanding shares of Passage Bio Common Stock entitled to vote thereon is required to approve the Reverse Stock Split Proposal. Abstentions and broker non-votes will count as votes against the Reverse Stock Split Proposal.
The Mergers are conditioned upon the approval of the Reverse Stock Split Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Mergers are not consummated for any reason, the actions contemplated by the Reverse Stock Split Proposal may still be effected if the Reverse Stock Split Proposal is approved. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent Financing cannot be consummated without the approval of the Reverse Stock Split Proposal (or the waiver thereof). Passage Bio may still elect to proceed with the reverse stock split if the Reverse Stock Split Proposal is approved by Passage Bio stockholders even if Proposal No. 1 is not approved, or even if approved, the Mergers are not consummated.
Certain of Passage Bio’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Contemplated Transactions including (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Charter Proposal, and (d) the other actions contemplated by the Merger Agreement, against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Mergers, and against any alternative acquisition proposals. See the section titled “Agreements Related to the Mergers—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
THE REVERSE STOCK SPLIT PROPOSAL

PROPOSAL NO. 3—THE CHARTER PROPOSAL
General
At the Passage Bio special meeting, Passage Bio stockholders will be asked to approve, as separate subproposals, the material amendments reflected in the proposed restated certificate of incorporation of Passage Bio, which will become the certificate of incorporation of the combined company upon completion of the Mergers (the “Proposed Restated Charter”). The Charter Proposal includes the name change and the other material changes described in Proposal No. 4—The Governance Proposals, each of which will be effective only upon completion of the Mergers.
The form of the Proposed Restated Charter, a copy of which is attached as Annex J to this proxy statement/prospectus, will amend and restate the Passage Bio charter in its entirety. The following descriptions are qualified in their entirety by reference to the full text of the Proposed Restated Charter. See the section titled “Description of Passage Bio Capital Stock” for a summary of principal terms of the Proposed Restated Charter. All stockholders and other interested parties are encouraged to read the Proposed Restated Charter in its entirety for a more complete description of its terms.
The following is a summary of the material differences between the existing Passage Bio charter and the Proposed Restated Charter, each of which would be effected by the filing of the Proposed Restated Charter:
•	The Proposed Restated Charter would change the corporate name of Passage Bio from “Passage Bio, Inc.” to “Remix Therapeutics, Inc.”
•	The Proposed Restated Charter would opt out of a separate class vote under Section 242(b)(2) of the DGCL for changes in the number of shares of common stock.
•
The Proposed Restated Charter would remove the supermajority voting requirement for changes to the number of authorized shares of preferred stock and would instead subject such changes to the voting standard generally applicable to charter amendments under the DGCL.

•
The Proposed Restated Charter would provide for a supermajority stockholder voting requirement for adopting, amending or repealing the Bylaws, and eliminate the lower majority voting threshold for certain Board-approved stockholder bylaw amendments.

•
The Proposed Restated Charter would change the directors and officers authorized to call special meetings of stockholders to only: the Board, the Chairperson of the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President.

•
The Proposed Restated Charter would contain a provision authorizing the combined company to provide indemnification and advancement of expenses to current and former officers, directors, employees and agents.

•
The Proposed Restated Charter would designate the federal district courts as the exclusive forum for claims under the Securities Act of 1933, and a provision that deems stockholders who file claims in a court outside of Delaware to have consented to jurisdiction in Delaware.

•
The Proposed Restated Charter would provide for a supermajority stockholder voting requirement for amending or repealing only certain enumerated provisions of the Proposed Restated Charter, while other provisions would no longer require a supermajority vote to amend in the future.

The Proposed Restated Charter would also make conforming, clarifying and administrative changes, including reorganizing the charter, updating the registered office provisions, expressly stating certain common stock dividend and liquidation rights subject to the rights of any Preferred Stock, expressly stating that there will be no cumulative voting and omitting historical provisions relating to the prior reverse stock split. Passage Bio does not expect these other changes to materially affect stockholder rights, and these other changes are not being presented as separate subproposals.
Required Vote
The affirmative vote of the holders of a majority of the voting power of all outstanding shares of Passage Bio Common Stock entitled to vote thereon is required to approve the Charter Proposal. Abstentions and broker non-votes will count as votes against the Charter Proposal.

The Mergers are conditioned upon the approval of the Charter Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Charter Amendment Proposal, if the Mergers are not consummated for any reason, the actions contemplated by the Charter Amendment Proposal will not be effected. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent Financing cannot be consummated without the approval of the Charter Proposal (or the waiver thereof).
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” each of the Charter Proposal.
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
THE CHARTER PROPOSAL

PROPOSAL NO. 4—THE GOVERNANCE PROPOSALS
In addition to the approval of the Proposed Restated Charter as a whole pursuant to the Charter Amendment Proposal, Passage Bio’s stockholders are being asked to separately approve certain material amendments to the Passage Bio certificate of incorporation that will be effected by the Proposed Restated Charter pursuant to the eight governance proposals described below.
Passage Bio is requesting that its stockholders vote upon the Governance Proposals on a non-binding advisory basis. Approval of the Governance Proposals is not otherwise required by Delaware law separate and apart from the approval of the Charter Amendment Proposal.
Set forth below under Proposals 4A to 4H is a summary of each material amendment, as well as the Passage Bio Board’s reasons for proposing each amendment. These summaries are qualified by reference to the complete text of the Proposed Restated Charter. The Proposed Restated Charter, as will be in effect upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex J. All stockholders are encouraged to read the governance proposals in their entirety for a more complete description of their terms.
Proposal No. 4A—Name Change Amendment
The Proposed Restated Charter would change the corporate name of Passage Bio from “Passage Bio, Inc.” to “Remix Therapeutics, Inc.”
Proposal No. 4B—Change to Opt Out of Separate Class Vote Requirement of Section 242(b)(2) for Changes to Common Stock
The Proposed Restated Charter would opt out of a separate class vote under Section 242(b)(2) of the DGCL for changes in the number of shares of common stock.
Proposal No. 4C—Change to Voting Standard to Change the Authorized Number of Shares of Preferred Stock
The Proposed Restated Charter would remove the supermajority voting requirement for changes to the number of authorized shares of preferred stock and would instead subject such changes to the voting standard generally applicable to charter amendments under the DGCL.
Proposal No. 4D—Changes to Stockholder Bylaw Amendment Voting Standard
The Proposed Restated Charter would provide for a supermajority stockholder voting requirement for adopting, amending or repealing the Bylaws, and eliminate the lower majority voting threshold for certain Board-approved stockholder bylaw amendments.
Proposal No. 4E—Changes to Directors and Officers Authorized to Call Special Meetings
The Proposed Restated Charter would change the directors and officers authorized to call special meetings of stockholders to only: the Board, the Chairperson of the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President.
Proposal No. 4F—Indemnification Provision
The Proposed Restated Charter would contain a provision authorizing the combined company to provide indemnification and advancement of expenses to current and former officers, directors, employees and agents.
Proposal No. 4G—Changes to the Exclusive Forum Provisions
The Proposed Restated Charter would designate the federal district courts as the exclusive forum for claims under the Securities Act of 1933, and a provision that deems stockholders who file claims in a court outside of Delaware to have consented to jurisdiction in Delaware.
Proposal No. 4H—Changes to Charter Amendment Voting Standard
The Proposed Restated Charter would provide for a supermajority stockholder voting requirement for amending or repealing only certain enumerated provisions of the Proposed Restated Charter, while other provisions would no longer require a supermajority vote to amend in the future.

Other Changes
The Proposed Restated Charter would also make conforming, clarifying and administrative changes, including reorganizing the charter, updating the registered office provisions, expressly stating certain common stock dividend and liquidation rights subject to the rights of any Preferred Stock, expressly stating that there will be no cumulative voting and omitting historical provisions relating to the prior reverse stock split. Passage Bio does not expect these other changes to materially affect stockholder rights, and these other changes are not being presented as separate subproposals.
Reasons for the Proposals
Proposal No. 4A—Name Change Amendment
Changing the corporate name from “Passage Bio, Inc.” to “Remix Therapeutics, Inc.” is desirable to clearly identify Remix as the publicly traded entity following the Mergers.
If the Passage Bio stockholders approve the Charter Amendment Proposal and the Mergers are completed, Passage Bio will file the Proposed Restated Charter with the Secretary of State of the State of Delaware upon the completion of the Mergers. Following the name change, the common stock of the combined company is expected to trade on Nasdaq under the symbol “RMTX.” Following the effective date of the name change, all new stock certificates issued by the Company will use the new name.
Proposal No. 4B—Change to Opt Out of Separate Class Vote Requirement of Section 242(b)(2) for Changes to Common Stock
The Proposed Restated Charter would provide that, subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased, but not below the number of shares then outstanding, by the requisite vote of the stockholders entitled to vote thereon, voting as a single class, irrespective of Section 242(b)(2) of the DGCL. The current Passage Bio charter does not contain a corresponding common stock class-vote opt-out provision. The effect of this change is that, to the extent permitted by the DGCL, future increases or decreases in the number of authorized shares of Common Stock could be approved without a separate class vote and allow all stockholders to vote upon such matters, which could simplify future stockholder votes on these matters.
Proposal No. 4C—Change to Voting Standard to Change the Authorized Number of Shares of Preferred Stock
Under the current Passage Bio charter, such an increase or decrease in the authorized shares of preferred stock requires the affirmative vote of holders of two-thirds of the voting power of the then-outstanding shares entitled to vote thereon, voting together as a single class, unless two-thirds of the “Whole Board” (defined in the current Passage Bio charter as the total number of authorized directors including vacancies) has approved the change, in which case approval by a majority of the voting power of the then-outstanding shares entitled to vote generally in the election of directors is required. The Proposed Restated Charter would remove this supermajority voting requirement, such that changes in the number of authorized shares of preferred stock would instead be subject to the voting standard generally applicable to charter amendments under the DGCL. This change is desirable because it brings the combined company’s governance framework into conformity with current Delaware law and market practice, thereby simplifying vote execution for future changes to the number of authorized shares of preferred stock.
Proposal No. 4D—Changes to Stockholder Bylaw Amendment Voting Standard
The current Passage Bio charter permits stockholders to adopt, amend or repeal the bylaws with the affirmative vote of holders of at least two-thirds of the voting power of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, but if two-thirds of the Whole Board has approved a proposed bylaw adoption, amendment or repeal, the current Passage Bio charter requires only approval by a majority of stockholder voting power. The Proposed Restated Charter would require the affirmative vote of holders of at least two-thirds of the voting power of all then-outstanding shares of voting stock for any adoption, amendment or repeal of the bylaws, in addition to any other required vote. The effect of this change is to eliminate the lower majority voting threshold for Board-approved stockholder bylaw amendments, and require a supermajority voting threshold in all cases. This change is desirable because the supermajority voting provisions are intended to improve the likelihood of continued stability in the combined companies policies, and to discourage certain tactics that may be used in proxy fights.

Proposal No. 4E— Changes to Directors and Officers Authorized to Call Special Meetings
The current Passage Bio charter provides that special meetings of stockholders may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director, the President or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by stockholders or any other person or persons. The Proposed Restated Charter would provide that, subject to the special rights of holders of one or more series of Preferred Stock, special meetings may be called only by or at the direction of the Board, the Chairperson of the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, and may not be called by any other person or persons. The effect of this change is to (i) allow the Board to call a special meeting with a majority vote, as long as there is a quorum and (ii) remove the ability of the Lead Independent Director to call a special meeting and (iii) provide that the President may call a special meeting only when a Chief Executive Officer is not in office. This change is desirable because it aligns the directors and officers authorized to call special meetings with the contemplated governance framework for the combined company.
Proposal No. 4F—Indemnification Provision
The Proposed Restated Charter would add a provision stating that the corporation has the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The current Passage Bio bylaws have an indemnification provision, which, if the Charter Amendment Proposal is approved by stockholders and the Mergers close, would be included in the Proposed Restated Charter instead of the combined company’s bylaws. This change is desirable because it places these provisions in the Proposed Restated Charter, where they cannot be amended without stockholder approval under Section 242 of the DGCL, which offers greater protection to officers, directors, employees and agents of the combined company.
Proposal No. 4G—Changes to the Exclusive Forum Provisions
The current Passage Bio charter provides that, unless Passage Bio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for specified internal corporate claims. The Proposed Restated Charter would revise the exclusive forum provision to add a federal forum provision designating the federal district courts of the United States of America as the exclusive forum for complaints asserting causes of action arising under the Securities Act of 1933, as amended. A federal forum provision is desirable because it eliminates the ability of plaintiffs to choose state courts for Securities Act claims, ensures corporations receive the benefit of federal procedural protections like the PSLRA, and avoids duplicative and inconsistent litigation across state and federal courts. The Proposed Restated Charter would also add a provision that stockholders who file claims in a court outside of Delaware will be deemed to have consented to jurisdiction in Delaware.
Proposal No. 4H—Changes to Charter Amendment Voting Standard
The current Passage Bio charter generally requires the affirmative vote of holders of at least two-thirds of the voting power of all then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any charter provision; however, if two-thirds of the Whole Board has approved the amendment or repeal, the current Passage Bio charter requires only approval by holders of at least a majority of such voting power. The Proposed Restated Charter would instead require the affirmative vote of holders of at least two-thirds of the total voting power of all then-outstanding shares entitled to vote thereon, voting together as a single class, to amend, alter, repeal or rescind, or adopt any provision inconsistent with the following specified provisions: Part B of Article V (preferred stock terms), Article VI (board of directors), Article VII (stockholder actions and meetings), Article VIII (director and officer exculpation), Article IX (indemnification and advancement of expenses), Article X (forum selection), and Article XI (charter amendments). The remaining provisions, Article I (name), Article II (registered office), Article III (purpose), Article IV (total authorized stock and Part A of Article V (common stock terms), would no longer require a supermajority vote to amend in the future. The effect of this change is to narrow the set of charter provisions subject to a supermajority stockholder approval standard, while eliminating the lower majority voting threshold for Board-approved amendments to the specified provisions. This change would also permit amendments to the common stock, including amendments to reclassify the common stock via a reverse stock split, to be approved subject to the voting standard generally applicable to charter amendments under the DGCL. This change is desirable because it strikes a balance between requiring supermajority voting for certain provisions that are most important to stability of the corporation while allowing for flexibility to amend other provisions in the charter. It brings the combined company’s governance framework into conformity with current Delaware law and market practice, thereby simplifying vote execution for future changes to the number of shares of common stock.
Required Vote
The Closing is not conditioned upon the approval of the Governance Proposals.
Approval of the Governance Proposals requires the affirmative approval of a majority of the votes cast on the proposal by holders of Passage Bio Common Stock entitled to vote and actually cast thereon at the special meeting of stockholders. Failure to vote by proxy or to vote in person at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of the vote on the Governance Proposals.
As discussed above, a vote to approve each of the Governance Proposals is an advisory vote, and therefore, is not binding on Passage Bio, Remix or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, Passage Bio and Remix intend that the Proposed Restated Charter, in the form attached to this proxy statement as Annex J will take effect at the Closing of the Business Combinations, assuming approval of the Charter Amendment Proposal (Proposal No. 3).
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
THE GOVERNANCE PROPOSALS

PROPOSAL NO. 5—THE 2026 EQUITY INCENTIVE PLAN PROPOSAL
Overview
We are requesting Passage Bio stockholders to consider and approve the Remix Therapeutics, Inc. 2026 Equity Incentive Plan (the “2026 Plan”). The Passage Board has approved the 2026 Plan, subject to shareholder approval and effective upon the Initial Effective Time. The 2026 Plan is intended to replace the 2018 EIP, the 2020 EIP and the Remix 2019 Plan (together with the 2018 EIP and 2020 EIP, the “Prior Plans”). The Remix 2019 Plan, together with all outstanding awards thereunder, will be assumed by Passage Bio in the First Merger.
If the 2026 Plan is approved, the number of shares reserved for issuance under the 2026 Plan will equal the sum of (i) 5,772,500 shares (before giving effect to the proposed Reverse Stock Split); (ii) any shares that are subject to awards under the Prior Plans which are forfeited or lapse unexercised and which are not issued under the Prior Plans; and (iii) an annual increase on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to the lesser of (A) 5% of the aggregate number of shares and pre-funded warrants outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the board of directors of the combined company or the compensation committee of such board. Upon the effective date of the 2026 Plan, no new awards will be granted under the Prior Plans, but any awards previously granted under a Prior Plan will remain subject to the terms of the applicable Prior Plan.
If this Proposal No. 5 is not approved by the Passage Bio stockholders, or if the consummation of the Mergers does not occur for any reason, the 2026 Plan will not become effective, and the Prior Plans will remain in effect. However, we may need to consider alternative compensation structures to achieve the objectives for which the Prior Plans were designed.
2026 Plan
Background
The purpose of the 2026 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the combined company by providing these individuals with equity-based compensatory opportunities. Equity awards are intended to motivate high levels of performance and align the interests of our directors, employees and consultants with those of our stockholders by giving directors, employees and consultants the perspective of an owner with an equity stake in the combined company and providing a means of recognizing their contributions to our success. Our ability to grant equity awards is critical to our ability to be competitive and to attract, retain and motivate the talent we need to best position the combined company for success. The use of equity awards as compensation also allows us to conserve cash resources for other important purposes.
Prior to approving the 2026 Plan, the Passage Bio Board and Compensation Committee considered the equity grant objectives of the combined company and determined that approval of the 2026 Plan would be the most effective tool in achieving our employee retention and incentive goals, and aligning employee interests with those of the stockholders, because it provides a direct and straightforward means of incentivizing employees.
A total of 5,772,500 shares (before giving effect to the proposed Reverse Stock Split) will initially be reserved for issuance under the 2026 Plan. As of October 8, 2026, the closing price on Nasdaq per share of Passage Bio Common Stock was $3.73. Based upon a price per share of $3.73, the maximum aggregate market value that could potentially be issued under the 2026 Plan as of the Initial Effective Time is $21,531,425.
Determination of Adoption of 2026 Plan
We believe that the adoption of the 2026 Plan is reasonable, appropriate and in the best interests of the combined company and its stockholders at this time.
Accordingly, the Passage Bio Board recommends that Passage Bio stockholders vote for approval of this Proposal No.  5.
Summary of the 2026 Plan
This section summarizes certain principal features of the 2026 Plan, subject to shareholder approval and effective upon the Initial Effective Time. The summary is qualified in its entirety by reference to the complete text of the 2026 Plan, which is attached to this proxy statement/prospectus as Annex K.

Eligibility and Administration
Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2026 Plan. Immediately following the Mergers, the combined company is expected to have 52 employees, six non-employee directors and two consultants who will be eligible for awards under the 2026 Plan. The 2026 Plan will generally be administered by the board of directors of the combined company with respect to awards to non-employee directors and by the compensation committee of such board with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2026 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2026 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available for Awards
If the 2026 Plan is approved and the Mergers are completed, the number of shares reserved for issuance under the 2026 Plan will equal the sum of (i) 5,772,500 shares (before giving effect to the proposed Reverse Stock Split); (ii) any shares that are subject to awards under the Prior Plans which are forfeited or lapse unexercised and which are not issued under the Prior Plans; and (iii) an annual increase on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to the lesser of (A) 5% of the aggregate number of shares and pre-funded warrants outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the board of directors of the combined company or the compensation committee of such board. No more than 17,317,500 shares (before giving effect to the proposed Reverse Stock Split) may be issued under the 2026 Plan upon the exercise of incentive stock options.
As of October 2, 2026, there were (a) 10,541 shares of Passage Bio Common Stock subject to awards outstanding under the 2018 EIP, (b) 479,870 shares of Passage Bio Common Stock subject to awards outstanding under the 2020 EIP, (c) 33,854 shares of Passage Bio Common Stock subject to awards outstanding under the 2021 EIP, and (d) 19,371,301 shares of Remix Common Stock subject to awards outstanding under the Remix 2019 Plan. Under the terms of the Merger Agreement, at the Initial Effective Time, each Remix stock option that is outstanding and unexercised immediately prior to the Initial Effective Time under the Remix 2019 Plan will automatically be converted into an option to purchase shares of Passage Bio Common Stock based on the Merger Exchange Ratio. Shares issued under the 2026 Plan may be authorized but unissued shares, including shares authorized but unissued under the Prior Plans, shares purchased on the open market, or treasury shares. Upon the effective date of the 2026 Plan, no new awards will be granted under the Prior Plans, but any awards previously granted under a Prior Plan will remain subject to the terms of the Prior Plan.
If an award under the Prior Plans or the 2026 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2026 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the Prior Plans or the 2026 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the Prior Plans or the 2026 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for grants of awards under the 2026 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the Prior Plans or the 2026 Plan will not reduce the shares available for grant under the 2026 Plan.
Awards granted under the 2026 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2026 Plan. The 2026 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed the amount equal to $750,000, increased to $1,000,000 in the fiscal year in which the effective date of the 2026 Plan occurs or in the fiscal year of a non-employee director’s initial year of service as a non-employee director (in each case, excluding any compensation awarded prior to the effective date of the 2026 Plan).

Awards
The 2026 Plan provides for the grant of options, including incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”), performance shares, other incentive awards, stock appreciation rights (“SARs”) and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2026 Plan. Certain awards under the 2026 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2026 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
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Options. Options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. Unless determined otherwise by the plan administrator, the exercise price of an option may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options granted in connection with a corporate transaction. In the case of ISOs granted to certain significant stockholders, however, the exercise price of such ISOs may not be less than 110% of the fair market value of the underlying shares on the date of grant. The term of an option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless determined otherwise by the plan administrator, the exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute SARs granted in connection with a corporate transaction. The term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Other Stock or Cash Based Awards. Other stock or cash based awards may be awards of cash, fully vested shares and other awards valued wholly or partially by referring to, or otherwise based on, shares. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares and may be granted alone or in tandem with awards other than options or SARs. Unless otherwise determined by the plan administrator, dividend equivalents with respect to an award shall only be paid to a participant to the extent that the vesting conditions are subsequently satisfied.

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Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation,

(d) amortization and (e) non-cash equity-based compensation expense); gross or net sales or revenue; net income (either before or after taxes); adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operating profit or economic profit); profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including, but not limited to, operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; return on shareholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease.
Certain Transactions
The plan administrator has broad discretion to take action under the 2026 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, and adjusting the number and type of shares subject to outstanding awards or with respect to which awards may be granted under the 2026 Plan. In addition, in the event of certain non-reciprocal transactions with the stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2026 Plan and outstanding awards.
Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by the combined company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2026 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2026 Plan, the plan administrator may, in its discretion, accept cash, check or wire transfer, shares of our common stock, a “market sell order”, delivery of a promissory note or other property, or any combination of the foregoing.
Repricing of Awards without Stockholder Approval
The plan administrator may reduce the exercise price of an option or SAR or cancel an option or SAR in exchange for cash, another award under the 2026 Plan or an option or SAR with an exercise price that is less than the exercise price of the original option or SAR without the approval of the stockholders.
Plan Amendment and Termination
The plan administrator may amend, suspend or terminate the 2026 Plan at any time; provided that no amendment, other than an increase to the overall share limit, may materially and adversely affect any award outstanding at the time of such amendment without the affected participant’s consent.
Effective Date and Term of Plan
The 2026 Plan was approved by the Passage Bio Board to be effective upon the Initial Effective Time, subject to approval of the 2026 Plan by the stockholders. Unless earlier terminated by the board of directors of the combined company, the

2026 Plan will remain effective until the tenth anniversary of the date the Passage Bio Board adopted the 2026 Plan. If the 2026 Plan is not approved by the stockholders or the Mergers are not consummated, the 2026 Plan will not become effective, no awards will be granted under the 2026 Plan and the Prior Plans will continue in full force and effect.
Federal Income Tax Consequences
The following is a general summary of the current federal income tax consequences to the combined company and to U.S. participants for awards granted under the 2026 Plan. The federal tax laws may change and the tax consequences for any participant will depend upon his or her individual circumstances. Tax consequences for any particular individual may be different. This summary does not purport to be complete, and does not discuss state, local or non-U.S. tax consequences.
Non-Qualified Options. The grant of a non-qualified option under the 2026 Plan is not expected to result in any federal income tax consequences to the participant or to the combined company. Generally, upon exercise of a non-qualified option, the participant will realize ordinary income, and the combined company will be entitled to a tax deduction, in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise.
Incentive Stock Options. The grant or exercise of an ISO under the 2026 Plan is not expected to result in any federal income tax consequences to the participant or to the combined company. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an “item of adjustment” for participants for purposes of the alternative minimum tax, unless the shares are sold or otherwise disposed of in the same year the ISO is exercised. Gain realized by participants on the sale of shares underlying an ISO is taxable at capital gains rates, and no tax deduction is available to the combined company, unless the participant disposes of the shares within (i) two years after the date of grant of the option or (ii) within one year of the date the shares were transferred to the participant. If the shares are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the difference between the option exercise price and the fair market value of the shares on the date of the option’s exercise (or the date of sale, if less) will be taxed at ordinary income rates, and the combined company will be entitled to a deduction to the extent that the participant recognizes ordinary income.
Stock Appreciation Rights. The grant of a SAR under the 2026 Plan is not expected to result in any federal income tax consequences to either the participant or the combined company. Generally, upon exercise of the SAR, the fair market value of the shares received, determined on the date of exercise of the SAR, or the amount of cash received in lieu of shares, will be treated as compensation taxable as ordinary income to the participant in the year of such exercise. The combined company will be entitled to a deduction for compensation paid in the same amount which the participant realized as ordinary income.
Restricted Stock. A participant generally will not have taxable income on the grant of restricted stock under the 2026 Plan, nor will the combined company then be entitled to a deduction, unless the participant makes a valid election under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and the combined company will be entitled to a corresponding deduction, for an amount equal to the difference between the fair market value of the shares on the date such restrictions lapse over the purchase price for the restricted stock.
Restricted Stock Units. A participant generally will not realize taxable income at the time of the grant of RSUs under the 2026 Plan, and the combined company will not be entitled to a deduction at that time. When RSUs are settled, whether in cash or shares, the participant will have ordinary income, and the combined company will be entitled to a corresponding deduction.
Stock Awards. If a participant receives a stock award under the 2026 Plan in lieu of a cash payment that would otherwise have been made, the participant generally will be taxed as if the cash payment has been received, and the combined company will have a deduction in the same amount.
Dividend Equivalents. A participant generally will not realize taxable income at the time of the grant of dividend equivalents under the 2026 Plan, and the combined company will not be entitled to a deduction at that time. When a dividend equivalent is paid, the participant will recognize ordinary income, and the combined company will be entitled to a corresponding deduction.
Application of Section 409A of the Code. Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements.

For purposes of Section 409A, “non-qualified deferred compensation” includes equity-based incentive programs, including some options, SARs and RSU programs. Generally speaking, Section 409A does not apply to ISOs, non-discounted non-qualified options and SARs if no deferral is provided beyond exercise, or restricted stock.
The awards made pursuant to the 2026 Plan are designed in a manner intended to comply with the requirements of Section 409A to the extent the awards granted under the 2026 Plan are not exempt from Section 409A. However, if the 2026 Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.
Limitations on the Company’s Compensation Deduction. Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain current and former executive officers of the combined company to the extent the compensation paid to such an officer for the year exceeds $1 million U.S. dollars. Additionally, under Section 280G of the Code, in connection with a change in control, certain compensatory payments in excess of prescribed limits made to “disqualified individuals” in connection with the change in control may not be deductible by the combined company.
New Plan Benefits
The future awards, if any, that will be made to eligible persons under the 2026 Plan are subject to the discretion of the plan administrator, and therefore, the benefits or number of shares subject to awards that may be granted in the future to our executive officers, employees and directors is not currently determinable.
Equity Compensation Plan Information
The following table sets forth information concerning Passage Bio’s equity compensation plans as of December 31, 2025.

	Number of Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted Average Exercise Price of Outstanding Options and Rights ($)	Number of Securities to be Issued upon vesting and settlement of Outstanding restricted Stock Units (#)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity Compensation Plans Approved by Stockholders	621,389(1)	$50.66(2)	50,000	492,727(3)
Equity Compensation Plans Not Approved by Stockholders	37,584(4)	28.25(5)	0	87,166(6)
Total	658,973	$49.38	50,000	579,893

(1)	Includes outstanding awards under the 2018 EIP and the 2020 EIP. Excludes purchase rights accruing under the Passage Bio 2020 Employee Stock Purchase Plan (the “2020 ESPP”).
(2)	This value is calculated based on the exercise price of options outstanding under the 2018 EIP and the 2020 EIP and does not take into account outstanding RSUs, which have no exercise price.
(3)
Represents (i) no shares available for future issuance under the 2018 EIP, (ii) 433,624 shares available for issuance under the 2020 EIP, and (iii) 59,103 shares available for issuance under the 2020 ESPP. While there are no shares of common stock available for issuance under the 2018 EIP, the plan continues to govern the terms of stock options granted thereunder. Any shares of common stock that are subject to outstanding awards under the 2018 EIP that are issuable upon the exercise of stock options that expire or become unexercisable for any reason without having been exercised in full will generally be available for future grant and issuance under the 2020 EIP. In addition, the 2020 EIP provides for an automatic increase in the number of shares reserved for issuance thereunder on January 1 of each year for the remaining term of the plan equal to the lesser of (i) 5.0% of the number of issued and outstanding shares of common stock on December 31 of the immediately preceding year, or (ii) an amount as approved by the Passage Bio Board each year. Pursuant to this provision, the number of shares reserved for grant and issuance under our 2020 Plan increased by 159,141 on January 1, 2026. Also, the 2020 ESPP provides for an automatic annual increase in the number of shares reserved for issuance thereunder on January 1 of each year for the remaining term of the plan equal to (i) 1.0% of the number of issued and outstanding shares of common stock on December 31 of the immediately preceding year, or (ii) a lesser amount as approved by the Passage Bio Board each year. Pursuant to this provision, the number of shares reserved for grant and issuance under the 2020 ESPP increased by 0 shares on January 1, 2026.

(4)	Reflects outstanding options under the 2021 EIP.
(5)	This value is calculated based on the exercise price of options outstanding under the 2021 EIP and does not take into account outstanding RSUs, which have no exercise price.
(6)	Reflects shares that remain available for grant under the 2021 EIP.

Consequences of Failing to Approve the Proposal
The 2026 Plan will not be implemented unless approved by the stockholders. If the 2026 Plan is not approved by the Shareholders, the Prior Plans will remain in effect, and the combined company will continue to grant awards under the Prior Plans until the share reserve under the Prior Plans is exhausted or the terms of the Prior Plans expire. Once the remaining share reserve is exhausted, the combined company may elect to provide compensation through other means, such as cash-settled awards or other cash compensation, to assure that the combined company and its affiliates can attract and retain qualified personnel.
Vote Required and Recommendation of Board
Approval of the 2026 Plan, which is subject to and conditional upon the consummation of the Mergers, requires the affirmative approval of a majority of the votes cast on the proposal. If the stockholders approve the 2026 Plan, it will become effective upon the Initial Effective Time. If the Passage Bio Board determines, in its sole discretion, not to proceed with the Mergers, the 2026 Plan will not become effective. The Passage Bio Board has reserved the right to terminate or abandon the 2026 Plan at any time prior to the Initial Effective Time.
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS THAT THE PASSAGE BIO
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE 2026 PLAN PROPOSAL.

PROPOSAL NO. 6—THE 2026 EMPLOYEE STOCK PURCHASE PLAN PROPOSAL
Overview
In Proposal No. 6, Passage Bio stockholders are being asked to approve the Remix Therapeutics, Inc. 2026 Employee Stock Purchase Plan (the “2026 ESPP”) and the material terms thereunder. The Passage Bio Board approved the 2026 ESPP, subject to stockholder approval at the Passage Bio special meeting. The 2026 ESPP will become effective upon the Initial Effective Time.
The 2026 ESPP is described in more detail below. A copy of the 2026 ESPP is attached to this proxy statement/prospectus as Annex L.
The 2026 ESPP
The 2026 ESPP is designed to allow eligible employees of the combined company to purchase shares of our common stock at a discount with their accumulated payroll deductions. The 2026 ESPP is divided into two components: the “Section 423 Component” and the “Non-Section 423 Component”. The Section 423 Component is intended to qualify under Section 423 of the Internal Revenue Code (the “Code”). The Non-Section 423 Component will be used to grant rights to certain non-U.S. employees which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. The material terms of the 2026 ESPP are summarized below.
Why Stockholders Should Vote to Approve the 2026 ESPP
The 2026 ESPP will authorize the issuance of 440,000 shares of our common stock (before giving effect to the proposed Reverse Stock Split), plus an annual increase on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to the least of (a) 1% of the aggregate number of shares and pre-funded warrants outstanding on the final day of the immediately preceding calendar year , (b) 880,000 shares (before giving effect to the proposed Reverse Stock Split) and (c) such smaller number of shares as is determined by the board of directors of the combined company or the compensation committee of such board.
The primary purpose of the 2026 ESPP will be to provide eligible employees with an opportunity to participate in the ownership of the combined company by purchasing shares of our common stock at a discounted price through payroll deductions so that they may increase their proprietary interest in our success and to align employee interests to those of our stockholders. The 2026 ESPP is intended to benefit the combined company as well as its stockholders and employees.
We firmly believe that the 2026 ESPP is a powerful incentive and retention tool that will benefit all of our stockholders. Specifically, the 2026 ESPP will enable the combined company to: (1) provide eligible employees with a convenient means of acquiring an equity interest in the combined company through payroll deductions, (2) enhance such employees’ sense of participation in the affairs of the combined company, and (3) provide an incentive for continued employment. The 2026 ESPP will also align the interests of employees with those of stockholders through increased stock ownership. Accordingly, the Passage Bio Board believes that approval of the 2026 ESPP is in the best interests of the combined company and recommends that Passage Bio stockholders vote for approval of the 2026 ESPP.
In determining whether to approve the 2026 ESPP, the Passage Bio Board considered that the combined company expects the proposed aggregate share reserve under the 2026 ESPP to provide us with enough shares for the operation of the 2026 ESPP for the next 10 years, noting that future circumstances, including employee participation rates and changes in our stock price, may change this. We cannot predict our future share usage under the 2026 ESPP, the future price of our shares of common stock or future hiring activity with any degree of certainty at this time, and the share reserve under the 2026 ESPP could last for a shorter or longer time. The Passage Bio Board has determined that the size of the share reserve under the 2026 ESPP is reasonable and appropriate at this time.
Summary of the 2026 ESPP
This section summarizes certain principal features of the 2026 ESPP. The summary is qualified in its entirety by reference to the complete text of the 2026 ESPP.
Administration
Subject to the terms and conditions of the 2026 ESPP, the compensation committee of the board of directors of the combined company will administer the 2026 ESPP. The compensation committee can delegate administrative tasks under the 2026 ESPP to the services of an agent and/or employees to assist in the administration of the 2026 ESPP. The administrator will have the discretionary authority to administer and interpret the 2026 ESPP. Interpretations and constructions of the administrator of any provision of the 2026 ESPP or of any rights thereunder will be conclusive and binding on all persons.
Shares Available for Awards
The maximum number of shares of our common stock which will be authorized for sale under the 2026 ESPP is 440,000 shares of common stock (before giving effect to the proposed Reverse Stock Split), plus an annual increase on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to the least of (a) 1% of the aggregate number of shares and pre-funded warrants outstanding on the final day of the immediately preceding calendar year, (b) 880,000 shares (before giving effect to the proposed Reverse Stock Split) and (c) such smaller number of shares as is determined by the board of directors of the combined company or the compensation committee of such board. The shares reserved for issuance under the 2026 ESPP may be authorized and unissued shares, treasury shares and/or shares purchased on the open market.
Eligibility
Employees eligible to participate in the 2026 ESPP for a given offering period generally include employees who are employed by the combined company or one of our designated subsidiaries on the first trading day of the offering period. The administrator may provide that our employees (and, if applicable, any employees of our designated subsidiaries) who are highly compensated employees, have been employed less than two years, customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week may not be eligible to participate in the 2026 ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be permitted to participate in the 2026 ESPP.
Immediately following the Mergers, the combined company is expected to have 52 employees who will be eligible to participate in the 2026 ESPP.
Participation
Employees will enroll under the 2026 ESPP by completing a subscription agreement permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation (or such other maximum percentage as may be designated by the administrator). Such payroll deductions shall be expressed as a whole number percentage (except as otherwise determined by the administrator), and the accumulated deductions will be applied to the purchase of shares of common stock on each purchase date.
Offering
Under the 2026 ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the administrator. However, in no event may an offering period be longer than 27 months in length. The offering periods are each comprised of one or more equal length or shorter purchase periods.
The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date. As of October 8, 2026, the closing price on Nasdaq per share of Passage Bio Common Stock was $3.73.
Under the Section 423 Component, participants may not purchase shares of our common stock at a rate which exceeds $25,000 of the fair market value of our stock (determined at the time the option to purchase shares under the 2026 ESPP is granted) for each calendar year in which the option is outstanding (as determined in accordance with Section 423 of the Code).
Unless a participant has previously canceled his or her participation in the 2026 ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.

A participant may withdraw all of his or her payroll deductions credited to his or her account that have not yet been used to purchase shares of our common stock at any time by giving written notice to the combined company no later than 15 days prior to the end of the offering period or, if earlier, the end of the purchase period (or such shorter or longer period of time specified by the administrator in an offering document). Upon withdrawal, the participant will receive a refund of the participant’s account balance in cash without interest, and such participant’s rights for the offering period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such offering period. A participant may increase, decrease or suspend his or her payroll deductions at any time during an offering period; provided, however, that the administrator may limit the number of changes a participant may make to his or her payroll deduction elections during each offering period in the applicable offering document (and in the absence of any specific designation by the administrator, a participant shall be allowed to decrease (but not increase) or suspend his or her payroll deduction elections one time during each offering period). In addition, if a participant wants to increase or decrease the rate of payroll deductions, he or she may do so effective for the next offering period by submitting a new subscription agreement before the offering period for which such change is to be effective.
A participant may not transfer rights granted under the 2026 ESPP other than by will, the laws of descent and distribution or as otherwise provided under the 2026 ESPP.
Adjustments
In the event of certain transactions or events affecting the shares of our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the administrator will make equitable adjustments to the 2026 ESPP and outstanding rights if the administrator determines it is appropriate to prevent dilution or enlargement of rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.
Amendment and Termination
The administrator may amend, suspend or terminate the 2026 ESPP at any time. However, stockholder approval will be needed to either (i) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the 2026 ESPP (other than an adjustment that is permitted under the 2026 ESPP) or (ii) change the corporations or classes of corporations whose employees may be granted rights under the 2026 ESPP.
Federal Income Tax Consequences
The following is a general summary under current law of the principal U.S. federal income tax consequences related to the purchase of shares under the 2026 ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. As such, tax consequences for employees participating in the Non-Section 423 Component of the 2026 ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
The Section 423 Component of the 2026 ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the 2026 ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the 2026 ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares.
Upon such a sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (ii) an amount equal to the applicable discount from the fair market value of the shares as of the date of grant. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income. The amount of such ordinary income recognized by the participant will be added to the participant’s basis in the shares for purposes of determining capital gain or loss upon the sale or disposition of the shares by the participant.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. The amount of such ordinary income recognized by the participant will be added to the participant’s basis in the shares for purposes of determining capital gain or loss upon the sale or disposition of the shares by the participant. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them.
The combined company generally will not be entitled to a tax deduction with respect to the shares purchased under the Section 423 Component of the 2026 ESPP, unless the participant disposes of the shares before the expiration of the holding periods described above, in which case the combined company will be entitled to a tax deduction equal to the corresponding amount of ordinary income recognized by the participant.
New Plan Benefits
Because the number of shares that may be purchased under the 2026 ESPP will depend on each employee’s voluntary election to participate and on the fair market value of our common stock at various future dates, the actual number of shares that may be purchased by any individual cannot be determined in advance. No shares of our common stock have been issued under the 2026 ESPP as it is not yet effective.
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS THAT THE PASSAGE BIO
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE 2026 ESPP PROPOSAL.

PROPOSAL NO. 7—THE MERGER COMPENSATION PROPOSAL
General
Pursuant to Section 14A of the Exchange Act and Rule 14a-12(c) thereunder, Passage Bio is seeking non-binding, advisory shareholder approval of certain compensation arrangements for Passage Bio named executive officers that are based on or otherwise relate to the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the subsection titled “Quantification of Potential Payments and Benefits to Passage Bio’s Named Executive Officers” in the section titled “The Mergers—Interests of Passage Bio’s Directors and Executive Officers in the Mergers” in this proxy statement/prospectus. At the Passage Bio Special Meeting, Passage Bio will therefore ask its stockholders to adopt the following resolution:
RESOLVED: that certain compensation arrangements for Passage Bio named executive officers in connection with the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the subsection titled “Quantification of Potential Payments and Benefits to Passage Bio’s Named Executive Officers” in the section titled “The Mergers—Interests of Passage Bio’s Directors and Executive Officers in the Mergers” in the proxy statement/prospectus, are hereby APPROVED on a non-binding, advisory basis.
Because the vote is advisory in nature only, it will not be binding on Passage Bio. Accordingly, to the extent Passage Bio is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Mergers are completed, regardless of the outcome of this advisory vote.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy
Required Vote
The affirmative approval of a majority of the votes cast on the proposal by the holders of Passage Bio Common Stock entitled to vote at the Passage Bio special meeting, assuming a quorum is present, is required to approve the Merger Compensation Proposal. Abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on the Merger Compensation Proposal.
The Mergers are not conditioned upon the approval of the Merger Compensation Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Merger Compensation Proposal.
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR”
THE MERGER COMPENSATION PROPOSAL

PROPOSAL NO. 8—THE ADJOURNMENT PROPOSAL
General
If Passage Bio fails to receive a sufficient number of votes to approve the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the Governance Proposals, the 2026 Plan Proposal , the 2026 ESPP Proposal and/or the Merger Compensation Proposal, Passage Bio may propose to adjourn the Passage Bio special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the Governance Proposals, the 2026 Plan Proposal , the 2026 ESPP Proposal and/or the Merger Compensation Proposal. Passage Bio currently does not intend to propose adjournment at the Passage Bio special meeting if there are sufficient votes to approve the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the Governance Proposals, the 2026 Plan Proposal , the 2026 ESPP Proposal and the Merger Compensation Proposal.
If a quorum is not present at the Passage Bio special meeting, under Passage Bio’s bylaws, the chairperson of the Passage Bio special meeting will have the power to adjourn the Passage Bio special meeting until a quorum is present or represented.
Required Vote
The affirmative approval of a majority of the votes cast on the proposal by the holders of Passage Bio Common Stock entitled to vote at the Passage Bio special meeting, assuming a quorum is present, is required to approve the Adjournment Proposal. Abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on the Adjournment Proposal.
The Mergers are not conditioned upon the approval of the Adjournment Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.
THE PASSAGE BIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR”
THE ADJOURNMENT PROPOSAL, IF NECESSARY

PASSAGE BIO’S BUSINESS
Unless the context otherwise requires, all references in this section to “Passage Bio,” “it” and “their” refer to Passage Bio, Inc. prior to the consummation of the Mergers.
Overview
Passage Bio is a clinical stage genetic medicines company that has historically focused on improving the lives of patients with neurodegenerative diseases through the development and advancement of cutting-edge, one-time therapies designed to target critical underlying pathologies in these conditions. As described in the section titled “Recent Developments,” Passage Bio has determined to wind down its gene therapy programs and, on June 24, 2026, entered into the Merger Agreement with Remix. In connection with the wind-down, Passage Bio has terminated its development services and clinical supply arrangements with Catalent, its collaboration agreement with Gemma Biotherapeutics, Inc. (“Gemma”), and has given notice to terminate its license with Penn with respect to PBFT02, its former lead product candidate.
Recent Developments
On June 24, 2026, Passage Bio entered into an Agreement and Plan of Merger and Reorganization, which agreement was subsequently amended and restated on September 2, 2026 (as amended, the “Merger Agreement”) with Remix Therapeutics, Inc., a Delaware corporation (“Remix”), Peregrine Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Passage Bio (“Merger Sub”), and Peregrine Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of Passage Bio (“Merger Sub II”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Remix, with Remix surviving as a wholly-owned subsidiary of Passage Bio, and immediately following thereof, Remix will be merged with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of Passage Bio. The Mergers are intended to qualify for the Intended Tax Treatment.
On June 24, 2026, Remix entered into a subscription agreement, which agreement was subsequently amended and restated on September 2, 2026 (as amended, the “Subscription Agreement”) with Remix, pursuant to which such investors have agreed to purchase, immediately prior to the First Merger, shares of Remix Common Stock and Remix pre-funded warrants representing an aggregate commitment of approximately $100 million in the Concurrent Financing. The shares of Remix Common Stock and Remix pre-funded warrants that are issued in the Concurrent Financing will be or will have the right to be, respectively, converted into shares of Passage Bio Common Stock in the First Merger.
Passage Bio’s Pipeline
Passage Bio is a clinical-stage genetic medicines company that has historically focused on developing one-time, adeno-associated virus (“AAV”) based gene therapies designed to treat neurodegenerative diseases. Passage Bio’s lead product candidate was PBFT02, and Passage Bio has also pursued additional preclinical and outlicensed programs. As described above under “—Recent Developments,” Passage Bio has terminated or wound down its principal program, collaboration, license and manufacturing arrangements.
Passage Bio’s Approach
Passage Bio’s historical approach combined its selection of AAV capsids and transgenes with administration into the cerebrospinal fluid by intra-cisterna magna (“ICM”) delivery, intended to achieve broad distribution of its product candidates throughout the central nervous system. Passage Bio advanced its programs through a research collaboration with the Trustees of the University of Pennsylvania’s Gene Therapy Program (“GTP”).
Genetic Medicines Background
Genetic medicines seek to treat the underlying genetic causes of disease. Each person’s genome consists of DNA organized into genes, and mutations in a single gene can alter the amount or activity of the protein that the gene encodes, which can result in disease. One gene therapy approach is to deliver a new, functional copy of a defective or missing gene to affected cells, frequently using an AAV vector. Passage Bio’s programs applied this approach to neurodegenerative diseases of the central nervous system.

PBFT02
Passage Bio’s lead product candidate was PBFT02, a gene replacement therapy that used an AAV1 capsid to deliver a functional copy of the granulin gene (“GRN”) encoding progranulin (“PGRN”). PBFT02’s lead indication was frontotemporal dementia caused by progranulin deficiency (“FTD-GRN”) an inheritable form of FTD resulting from reduced PGRN production, for which there are no approved disease-modifying therapies; Passage Bio estimated the prevalence of FTD-GRN in the United States and Europe to be approximately 18,000. Passage Bio was also evaluating PBFT02 in additional adult neurodegenerative diseases in which it believed elevated PGRN levels could provide benefit, including FTD due to mutations in the C9orf72 gene (“FTD-C9orf72”), and amyotrophic lateral sclerosis (“ALS”) based on PGRN’s potential to ameliorate TDP-43 pathology, as well as Alzheimer’s disease (“AD”), in carriers of the GRN rs5848 polymorphism associated with reduced PGRN levels. Passage Bio had initiated clinical development of PBFT02 in patients with FTD-GRN and FTD-C9orf72 in its upliFT-D clinical trial. As described above under “—Recent Developments,” Passage Bio provided notice terminating the Penn License Agreement, as defined below, with respect to PBFT02.
Clinical Development of PBFT02
PBFT02 was selected as Passage Bio’s development candidate following preclinical proof-of-concept studies in adult non-human primates (“NHPs”) in which intra-cisterna magna administration of an AAV1 vector encoding human PGRN produced elevated PGRN levels in cerebrospinal fluid (“CSF”). In a 90-day GLP-compliant toxicology study in NHPs, PBFT02 was generally well-tolerated at the doses evaluated, with vector distribution to the CSF and gene transfer detected in the brain and spinal cord. Passage Bio initiated the upliFT-D trial, an international, multi-center, open-label, single-arm Phase 1/2 clinical trial of PBFT02 in patients with symptomatic FTD-GRN, and subsequently FTD-C9orf72, conducted as a dose-ranging study. In April 2026, Passage Bio reported updated interim data suggesting that PBFT02 may slow neurodegeneration in patients with FTD-GRN and reported that it completed a Type C meeting with the FDA to seek guidance on key elements of a future registrational trial of PBFT02 for FTD-GRN patients, following which the FDA indicated that a randomized controlled registrational study design is required for PBFT02 in this indication. A randomized controlled registrational trial poses substantial ethical concerns for patients and their families as well as logistical and financial challenges. As such, the Company evaluated potential next steps in the clinical development of PBFT02 in FTD-GRN and FTD-C9orf72 in the uplift-D trial, including the sale or outlicensing of the program to a third party, and, following such evaluation, determined to discontinue its research and development activities related for PBFT02. On June 23, 2026, the Company delivered written notice to The Trustees of the University of Pennsylvania (“Penn”) of the Company’s election to terminate, pursuant to Section 10.2 therein, the Second Amended and Restated Research, Collaboration and License Agreement between Penn and the Company, dated as of July 31, 2024 (the “Penn Agreement”), solely with respect to the licensed product referred to by the Company as “PBFT02” and all indications licensed to the Company under the Penn Agreement for PBFT02, including frontotemporal dementia with granulin mutations (the “PBFT02 Termination”). Following the effectiveness of the PBFT02 Termination, the Company will no longer have rights under the Penn Agreement to develop or commercialize PBFT02. The PBFT02 Termination will become effective ninety (90) days following Penn’s receipt of such notice.
Manufacturing
Passage Bio had maintained a relationship with Catalent Maryland, Inc. (“Catalent”) for process development, manufacturing, supply chain and analytical testing under a collaboration agreement and an amended and restated development services and clinical supply agreement (together, the “Amended Catalent Agreements”) for process development, manufacturing, supply chain, and analytical testing.
On June 23, 2026, Passage Bio delivered written notice to Catalent to terminate, pursuant to Section 20.1(b)(ii) thereof, the amended and restated development services and clinical supply agreement, dated November 9, 2023 (one of the Amended Catalent Agreements), in its entirety, effective as of June 23, 2026. Passage Bio determined to terminate this agreement in connection with the wind-down of its gene therapy programs and the proposed Mergers, and Passage Bio is not obligated to pay Catalent any termination fee in connection with the termination.
Competition
The biotechnology and pharmaceutical industries, including the genetic medicines field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. Passage Bio’s programs faced competition from companies developing gene therapies and other modalities for neurodegenerative diseases, as well as from pharmaceutical and biotechnology companies, academic and research institutions and government agencies. For the treatment of FTD, there are no approved disease-modifying therapies.
License Agreements
University of Pennsylvania
As a result of the Outlicense Transaction Agreements, Passage Bio restructured its research, collaboration and licensing agreement with Penn, as amended (the “Penn License Agreement”). Pursuant to the Penn License Agreement, as of July 31, 2024, Passage Bio (i) terminated the funding of discovery research programs; (ii) terminated the research and exploratory research programs; (iii) terminated the remaining eight options it had for future CNS indications; (iv) terminated the transaction fee payable to Penn in the event of certain corporate transactions; and (v) retained its current exclusive and non-exclusive licenses to its programs in FTD, GM1 Gangliosidosis (GM1,” Krabbe disease (“Krabbe”), and metachromatic leukodystrophy (“MLD”), and certain platform technologies resulting from the discovery programs that the Company funded.
On June 23, 2026, Passage Bio delivered written notice to Penn to terminate the Penn License Agreement, pursuant to Section 10.2 thereof, solely with respect to its product candidate referred to as PBFT02 for all indications licensed to Passage Bio thereunder for such product candidate, including frontotemporal dementia with granulin mutations. This partial termination will become effective on the date that is 90 days following Penn’s receipt of the notice, after which Passage Bio will no longer have any rights under the Penn License Agreement to develop or commercialize PBFT02. The Penn License Agreement will remain in effect with respect to all non-terminated licensed products.
Gemma – Research, Collaboration and License Agreement
In connection with the transfer of the Outlicensed Programs, on July 31, 2024, Passage Bio entered into the Gemma Collaboration Agreement. Pursuant to the Gemma Collaboration Agreement, (i) Gemma conducted certain preclinical and IND-enabling work for Passage Bio’s Huntington’s disease program and a paused research program in temporal lobe epilepsy (“TLE”), which were previously conducted by Penn under the Penn License Agreement; and (ii) Gemma granted Passage Bio Options to conduct mutually agreed research programs in four new CNS indications.
On May 21, 2026, Passage Bio provided written notice to Gemma to terminate the Gemma Collaboration Agreement, which termination will become effective in accordance with the terms of the Gemma Collaboration Agreement. Following the effectiveness of the termination, Passage Bio will no longer have any rights to the research programs or the options for new CNS indications previously available to it under the Gemma Collaboration Agreement.
Gemma – Sublicense Agreements and Transition Services Agreement
In connection with the transfer of the Outlicensed Programs to Gemma, in July 2024, Passage Bio entered into the Gemma Sublicenses. On May 7, 2025, the Company agreed to amend each of the Gemma Sublicenses to revise certain financial terms related to the Outlicensed Programs (the “Amended Gemma Sublicenses”). Pursuant to the Amended Gemma Sublicenses, Passage Bio is entitled to receive: (i) an aggregate total of $15.0 million in initial payments for licenses and clinical product supply, of which $10.0 million has been received as of June 30, 2026, and $5.0 million of which was due in March 2026 and has not been received to date; (ii) an additional $5.0 million contingent on Gemma completing certain business milestones; (iii) up to an additional $114.0 million in development and commercial milestone payments; and (iv) single digit royalties as a percentage of annual worldwide net sales in exchange for sublicenses to relevant intellectual property, transfer of regulatory dossiers and transfer of clinical trial materials and product supply related to the Outlicensed Programs. In addition, Gemma is responsible for all payments to Penn related to the Outlicensed Programs under the Penn License Agreement.
The portions of initial payments for licenses and clinical product supply, including $5.0 million that was due in March 2026, and $5.0 million that is not yet due and is contingent on Gemma completing certain business milestones, are not expected to be received by Passage Bio prior to consummation of the mergers with Remix Therapeutics. Consequently, prior to execution of the mergers, Passage Bio expects to distribute contingent value rights to holders of Passage Bio stock, representing the right to receive payments following Passage Bio’s receipt of these payments from Gemma, subject to the terms and conditions of the Contingent Value Rights Agreements.

In addition, Passage Bio entered into the Transition Services Agreement, as amended by the First Amendment to the Transition Services Agreement, dated January 31, 2025, pursuant to which, the Company provided transitional services at cost to Gemma through May 31, 2025, and is entitled to reimbursement for transitional services performed retroactively from March 1, 2024, related to the transfer of the Outlicensed Programs. As of June 30, 2026, Passage Bio had collected $10.0 million in initial payments and $4.8 million in transition services payments under these agreements. In addition, the Company has applied $1.5 million in amounts owed to Gemma for the Huntington’s disease program against amounts due to Passage Bio for transition services.
Intellectual Property
Passage Bio’s commercial success depends in part on its ability to obtain and maintain intellectual property protection for product candidates and core technologies, including manufacturing know-how. Passage Bio seeks to protect its programs through a combination of owned and in-licensed patents and patent applications, together with trade secrets and proprietary know-how. Passage Bio’s rights in the intellectual property relating to PBFT02 and its other programs were held under its license and collaboration agreements with the University of Pennsylvania and Gemma, which agreements have been terminated or partially terminated as described above under “—License Agreements.”
Government Regulation
The development and commercialization of gene therapy product candidates are subject to extensive regulation by the FDA in the United States and by comparable regulatory authorities in other jurisdictions. In the United States, human gene therapy products are regulated as biological products under the Public Health Service Act and the Federal Food, Drug, and Cosmetic Act, and require, among other things, an effective IND before clinical testing may begin and approval of a biologics license application (“BLA”) before a product may be marketed. Gene therapy products are also subject to additional FDA oversight and guidance, including with respect to manufacturing, labeling, and post-approval safety reporting. Comparable requirements apply in the European Union and other jurisdictions in which clinical trials are conducted or marketing authorizations are sought.
Employees and Human Capital Resources
As of June 30, 2026, Passage Bio had six full-time employees. None of Passage Bio’s employees is represented by a labor union or covered by a collective bargaining agreement.
Legal Proceedings
From time to time, Passage Bio may be involved in legal proceedings arising in the ordinary course of its business. Passage Bio is the defendant in litigation with a former employee, who filed a lawsuit in the Court of Common Pleas of Philadelphia County asserting claims for breach of contract and violation of the Pennsylvania Wage Payment and Collection Law. The plaintiff, who was terminated from their employment in 2019, contended that Passage Bio entered into a binding settlement agreement in February 2020 under which he was to receive shares of company stock and additional compensation. Specifically, he contended that before the announcement of Passage Bio’s initial public offering in February 2020, he was promised 150,000 shares of stock as part of the settlement, and that those shares were not subject to the reverse stock split that was implemented for all shareholders. Passage Bio responded that the shares offered in settlement negotiations in 2020 were to be subject to the reverse split, and that had the settlement been finalized, the plaintiff would have been entitled to 33,836 shares (1,692 shares adjusted for the Reverse Stock Split effected in 2025). A trial in this case was held in October 2024. The jury found that an agreement was reached, but it agreed with Passage Bio that any shares to be awarded to the plaintiff were subject to the reverse split. The jury awarded damages in an amount that was roughly equal to what Passage Bio contended had been offered to the plaintiff before the initial public offering. Both sides then challenged the verdict, and on December 12, 2024, the judge who presided over the trial delivered a judgment in Passage Bio’s favor, finding that no binding agreement was reached and that the plaintiff was not entitled to recover any damages. On December 23, 2024, the plaintiff filed an appeal with the Superior Court of Pennsylvania. On September 25, 2025, the appellate court affirmed the entry of judgment in favor of the Company and on October 7, 2025, the plaintiff filed an Application for Reargument to the Superior Court of Pennsylvania. In December 2025, the Superior Court of Pennsylvania denied the Application for Reargument. In December 2025, the plaintiff petitioned for review of their appeal to the Pennsylvania Supreme Court. In July 2026, the Pennsylvania Supreme Court denied the petition for review with respect to the plaintiff’s challenge to the post-trial rulings in favor of Passage Bio, but it agreed to hear the question of whether certain communications between lawyers and the mediator were appropriately excluded from evidence at trial under Pennsylvania’s mediation privilege. The Pennsylvania Supreme Court timing for this hearing is currently pending. Passage Bio intends to continue to defend against this claim.
Other than the above, Passage Bio is not presently a party to any legal proceedings that, in the opinion of management, would, if decided against the Company, have a material adverse effect on its business. Regardless of outcome, litigation can have an adverse impact on Passage Bio due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.
Corporate Information
Passage Bio was incorporated under the laws of the State of Delaware in July 2017 under the name Passage Bio, Inc. Passage Bio is a remote-only company. Accordingly, it does not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act and the Exchange Act, as amended, any stockholder communication required to be sent to the Company’s principal executive offices may be directed to P.O. Box 7, Hopewell, New Jersey 08525. Passage Bio’s telephone number is (267) 866-0311 and its website address is www.passagebio.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated by reference into, this proxy statement/prospectus.
Available Information
Passage Bio files annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Passage Bio, that file electronically with the SEC. The public can obtain any documents that Passage Bio files with the SEC at www.sec.gov. Copies of each of the Company’s filings with the SEC can also be viewed and downloaded free of charge at its website, https://investors.passagebio.com/, after the reports and amendments are electronically filed with or furnished to the SEC.

REMIX’S BUSINESS
Unless otherwise indicated or the context otherwise requires, references in this section to “Remix,” the “Company” “we,” “us,” “our” and other similar terms refer to Remix and its subsidiary.
Overview
Remix is a clinical stage biopharmaceutical company focused on small molecule approaches to reprograming RNA, potentially offering new treatment options to patients with devastating diseases. Remix’s proprietary approach identifies small molecules that have the potential to impact the expression of disease driving messenger RNA (mRNA) and proteins, which could allow Remix to address previously undruggable targets.
Remix’s lead program, REM-422, is an investigational, orally available mRNA degrader of the MYB oncogenic transcription factor, which is thought to be a key driver of Adenoid Cystic Carcinoma (“ACC”), myeloid malignancies (Acute Myelogenous Leukemia (“AML”) and myelodysplastic syndromes (“MDS”) and other cancers. REM-422 has completed the Phase 1 dose escalation portion of a Phase 1/2 study, in ACC, a rare malignancy affecting 13,000 - 15,000 individuals in the United States and with over 1,500 new cases annually in the United States ACC is characterized by relentless growth, high rates of metastasis and no FDA-approved therapies. Available systemic treatments have demonstrated overall response rates (“ORR”) of 0–15% and median progression-free survival of approximately seven months, representing a significant unmet medical need.
At the Recommended Phase 2 Dose (“RP2D”) of 24mg, as of April 24, 2026 we observed an ORR of 43%, based on best overall tumor response, with two confirmed partial responses and one unconfirmed partial response, and a Disease Control Rate (“DCR”) of 100% in seven biomarker-positive patients. Among biomarker positive patients at the 24mg RP2D and above, an ORR 37%, with four confirmed partial responses and three unconfirmed partial responses, and a DCR of 95% was observed at the time of data cutoff. In 13 biomarker positive patients at dose levels below the RP2D, two confirmed partial responses were observed. Furthermore, in 25 biomarker negative patients, no responses were observed. Responses have been durable as of the data cutoff, with median duration of response not yet reached and patients remaining on therapy for up to two years. No dose-limiting toxicities have been observed at any dose level, and the rate of Grade 3 or higher treatment-related adverse events at the RP2D was low at 7% (Gr3 noted in 1 patient and was reversible).
Remix completed an End-of-Phase 1 (“EOP1”) meeting with the FDA. The FDA authorized Remix to proceed with an ongoing Phase 2 study with proposed key elements, including: recommended dose, the use of the MYB poison exon biomarker as a potential companion diagnostic (developed in collaboration with Tempus AI), and single-arm study design for potential registration. At the EOP1 meeting, FDA provided recommendations that have been incorporated into the study including using patient-reported outcome measures.
We are seeking to use the Phase 2 portion of the ARIA study of REM-422 in ACC as a single arm study for registrational purposes. At the EOP1 meeting, FDA indicated to Remix that the use of ORR as a sole primary endpoint with DCR as a secondary endpoint is acceptable for a single arm study. FDA did not reject the possibility that data from our Phase 2 study could support an NDA. We therefore consider the study to be potentially registrational. The study is actively enrolling. The Phase 2 study will enroll 40–50 patients with recurrent, metastatic, or locally advanced unresectable ACC whose tumors are biomarker-positive for the MYB poison exon. Enrollment is more than 60% complete, with full enrollment anticipated by year-end 2026. ORR and DoR data are expected approximately in mid-2027. REM-422 has been granted Orphan Drug Designation for the treatment of ACC, and Fast Track Designation for the treatment of patients with recurrent or metastatic ACC whose tumors express MYB transcripts containing poison exon by the FDA. Based on these designations, and subject to successful completion of the Phase 2 study and additional discussions with the FDA, we believe we could be positioned to submit a New Drug Application (“NDA”) as early as the second half of 2027, and Remix is preparing for commercial readiness in 2028.
REM-422 is also being evaluated in a Phase 1 dose escalation study in relapsed or refractory AML and High-Risk MDS, malignancies affecting approximately 25,000 patients annually in the United States in which MYB dysregulation plays a well-characterized role in disease progression. REM-422 has been generally well tolerated across dose levels studied as of February 22, 2026, and clinical responses have been observed. Dose escalation is ongoing with the objective of identifying an RP2D; RP2D determination and top-line data are expected by approximately mid-2027. REM-422 has been granted Orphan Drug Designation for the treatment of AML by the FDA.

Beyond REM-422, Remix is advancing a pipeline of RNA processing-targeted candidates for oncology, including a program targeting MYC-dysregulated cancers, a driver implicated in approximately 25% of all human malignancies.
In January 2024, Remix announced a multi-year strategic collaboration with Roche for the discovery and development of small molecule therapeutics modulating RNA processing, with the potential for up to $1 billion in milestone payments and tiered royalties.
Pipeline Summary

Remix’s Strategy
Remix intends to become a leading biopharmaceutical company focused on the development and commercialization of small molecule therapies that reprogram RNA processing to address previously undruggable oncogenic targets. Remix’s strategy is to:
Advance REM-422 toward a potential near term approval in ACC. Remix completed an End-of-Phase 1 (“EOP1”) meeting with the FDA. The FDA authorized Remix to proceed with an ongoing Phase 2 study with proposed key elements, including recommended dose, the use of the MYB poison exon biomarker as a potential companion diagnostic (developed in collaboration with Tempus AI), and single arm study design for potential registration. At the EOP1 meeting, FDA provided recommendations that have been incorporated into the study including using patient-reported outcome measures. REM-422 has been granted Fast Track Designation and Orphan Drug Designations in ACC. The potentially registrational Phase 2 portion of the ARIA study is actively enrolling, with more than 60% of patients enrolled and full enrollment anticipated by year-end 2026. ORR and Duration of Response data are expected by approximately mid-2027. Subject to successful completion of the Phase 2 study and additional discussions with the FDA, and based on the designations received, we believe we could be positioned to submit an NDA as early as the second half of 2027, and Remix will prepare for potential commercial readiness in 2028.
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Maximize the potential value of REM-422 by expanding development into AML, High-Risk MDS, and additional MYB-driven indications. REM-422 is currently being evaluated in a Phase 1 dose escalation study in relapsed or refractory AML and High-Risk MDS, diseases in which MYB dysregulation plays a well-characterized role in driving malignant proliferation. REM-422 has been generally well tolerated across dose levels studied as of February 22, 2026 and clinical responses have been observed. RP2D determination and top-line data are expected by approximately mid-2027. Beyond AML and MDS, MYB dysregulation is implicated in several additional hematological malignancies and solid tumor indications, including breast cancer, lymphoma, T-cell acute lymphoblastic leukemia, and colorectal cancer, representing a broad opportunity to extend the clinical development of REM-422 beyond the lead target indications.

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Advance Remix’s preclinical and discovery programs into clinical development. Remix is progressing chemical matter for several potential high value oncology and neurology targets, including an mRNA degrader approach for MYC-dysregulated cancers with nomination of a Development Candidate expected in 2027.

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Continue to invest in REMaster technology platform and discovery efforts to identify new targets. Remix will continue to invest in its data analytic, novel high through-put screening technologies, structural biology and next-generation chemistry capabilities to identify and design molecules to address new targets and therapeutic areas.

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Evaluate strategic partnerships and collaborations to maximize the potential of Remix’s platform. Given the broad applicability of Remix’s approach, Remix may enter into strategic collaborations intended to advance and accelerate its development programs, expand into new therapeutic areas and enhance capabilities of its platform. In 2024, Remix announced a multi-year strategic collaboration with Roche for an undisclosed number of targets across multiple therapeutic areas.

Unmet Need in ACC
There is a critical need for a precision therapy that targets the molecular driver of ACC, a rare malignancy affecting more than 1,500 new patients per year in the United States and approximately 13,000–15,000 patients living with the disease. ACC has no FDA-approved therapies despite the high rate of metastases. Surgery is currently the standard of care, but disease will recur in 50-75% of patients, nearly all of whom will eventually require systemic treatment. TKIs (Tyrosine kinase inhibitors) and chemotherapeutic agents offer low response rates and tolerability challenges. Most patients will eventually require systemic therapy, however available systemic treatments demonstrate ORR of only 0–15% and median progression-free survival of approximately seven months, representing a significant unmet medical need.
REM-422
Remix’s lead product candidate, REM-422, is an investigational, orally available, potent and selective small molecule mRNA degrader of MYB, a transcription factor and key oncogenic driver of multiple solid tumors and hematological malignancies (Cicirò 2021). Though MYB has been classically regarded as “undruggable”, (George 2014; Tao 2017), Remix has identified a poison exon (“PE”) that has the potential to be modulated by REM-422 and thereby significantly reduce MYB expression through inducing degradation of its mRNA. While the primary role of MYB in normal cells is to regulate differentiation and proliferation of hematopoietic cells and a subset of epithelial tissues (Zhou 2011), recurrent genetic lesions and evidence of dysregulation have been observed for MYB in a variety of cancers, including ACC and acute myelogenous leukemia (AML) (Cicirò 2021). MYB dysregulation is a defining characteristic of ACC, with >90% of patients exhibiting genomic or molecular activation of MYB (Persson 2022; Wagner 2022). Remix is currently developing REM-422 initially in ACC and AML/MDS. Remix has an ongoing Phase 1/2 study in ACC, with full ORR and DOR data anticipated in the second half of 2027. As of April 24, 2026, we have observed a favorable ORR of 43% in biomarker positive patients at RP2D based on best overall tumor response, with two confirmed partial responses and one unconfirmed partial response. Among biomarker positive patients at the 24mg RP2D and above, an ORR 37%, with four confirmed partial responses and three unconfirmed partial responses, and a DCR of 95% was observed at the time of data cutoff. In 13 biomarker positive patients at dose levels below the 24mg RP2D, two confirmed partial responses were observed. Furthermore, in 25 biomarker negative patients, no responses were observed.
Adenoid Cystic Carcinoma Overview
ACC is a rare malignant tumor of secretory (glandular) tissue. It most commonly forms in the salivary glands but can also occur in other glands, like the tear or sweat glands (Cleveland Clinic, 2024), and arises outside the head and neck in the esophagus, breast, lung, and vulva, among other sites (Li et al., Cancer 2012)).
ACC is notorious for its propensity for neural invasion, local recurrence, and distant metastasis (Jia et al., 2024), and is otherwise characterized by relentless growth and frequent local recurrence that can appear many years after treatment (Ouyang et al., 2017).
Prevalence
Worldwide, the yearly incidence of ACC is 3-4.5 cases per million with approximately 5,500 new cases of ACC annually and in the U.S. there are estimated to be >1,500 new cases annually with over 13,000-15,000 people living with ACC in US. Relapse after definitive local surgery is continuous over time with up to 70% of patients developing recurrence or metastatic disease. There is an estimated incidence of >1,500, and a projected prevalent population of approximately 13,000 – 15,000 patients in the U.S. MYB translocations are present in approximately 75% of ACCs, predominantly MYB-NFIB fusions. The majority of patients without MYB -fusions have overexpression of wild-type MYB, making the overall frequency of MYB dysregulation >90% (Persson, 2022).
Treatments for ACC
ACC currently has no approved systemic therapies. Surgery is the current standard of care for patients who are surgical candidates, but disease will recur in 50-75% of patients following surgery, with many patients having multiple recurrences and surgeries. After recurrence, patients are then treated with TKIs or chemotherapy; however, these options have only an 11-15% ORR with 7-9 month mPFS or 13% ORR with 5-20 month mPFS, respectively.
Remix’s Proposed Solution, REM-422, for ACC
Remix believes REM-422, as an orally delivered drug that is designed to target the underlying MYB-regulated biology that drives ACC, has the potential to meaningfully transform the standard of care in recurrent, metastatic or locally advanced unresectable ACC. REM-422 is an investigational, potent and selective small molecule mRNA degrader of the MYB oncogene, designed to address >60-65% of the ACC population that are poison exon positive. The pharmacokinetic (PK) properties of REM-422 were optimized via medicinal chemistry in effort to achieve a profile that would result in drug exposures sufficient to drive the desired pharmacodynamic (PD) effect of reducing MYB mRNA levels in vivo in order to elicit anti-tumor activity. Multiple third-party in vitro and in vivo preclinical studies provide evidence that MYB can be a driver oncogene in both hematologic and solid tumors (Pattabiraman 2013; Takao 2021; Zuber 2011). Collectively, Remix believes these observations illustrate the fundamental importance of MYB in a variety of malignancies and support the hypothesis that targeting MYB is a viable therapeutic strategy for treating cancer.
The MYB pre-mRNA contains a PE normally not included in the mature MYB mRNA. REM-422 is designed to facilitate an interaction between the U1 spliceosome complex and the 5′ splice site associated with a normally unused PE in the MYB pre-mRNA transcript. The PE is normally not included in mature MYB mRNA as the unfavorable interaction between the U1snRNP complex and the weak 5’ splice site causes an exclusion of the PE when the U1snRNP complex is unable to bind. Addition of REM-422 has the potential to lead to PE inclusion and consequent MYB mRNA degradation via the Nonsense-Mediated Decay (NMD) pathway.
Schematic showing proposed mechanism of REM-422 resulting in M&B mRNA degradation

AML Overview
Acute myeloid leukemia (AML) is a heterogenous hematologic disease that causes the body to produce too many myeloblasts, limiting space for healthy blood cells to form. This begins in the bone marrow with the potential to move quickly into the blood, as well. AML generally does not form solid tumor masses but is widespread throughout the bone marrow and can sometimes spread to other parts of the body including the lymph nodes, liver, spleen, central nervous system (brain and spinal cord) and testicles. Myelodysplastic syndrome with excess blasts (high-blast MDS) is a subgroup of MDS, which represents a group of blood disorders characterized by abnormal development of blood cells within the bone marrow. According to the American Cancer Society, approximately 1 in 3 MDS patients see their condition evolve into AML.

Prevalence
Remix estimates there are approximately 25,000 treatable AML and high-blast MDS patients in the United States.
Treatments for AML
The primary treatment for most types of AML during the remission induction phase is chemotherapy, sometimes along with targeted therapies depending on the genetic mutation. This might be followed by a stem cell transplant.
Remix’s Proposed Solution, REM-422, for AML
Remix believes there is potential for broad activity for REM-422 across AML and MDS, both as a single agent or in combination with other therapies, given its highly differentiated proposed mechanism of action. MYB is overexpressed in nearly all AML patient samples, and Remix believes the lack of translocations/rearrangements in MYB in this disease suggests that patient selection based on PE status will not be necessary, as nearly all AML patient cells will express MYB containing the PE, and are thereby targetable by REM-422.
REM-422 Clinical Studies
Remix is evaluating REM-422 in a Phase 1/2 study in recurrent or metastatic ACC and a Phase 1 study in relapsed or refractory AML and HR-MDS as summarized in the table below. In Q3 2023, Remix was allowed to proceed by the FDA in ACC under an Investigational New Drug Application (“IND”). The Phase 1/2 study, also known as ARIA, is a first-in-human, open-label, multicenter dose-escalation study in recurrent/metastatic ACC and began patient enrollment in the Phase 1 portion in 1Q2024. ARIA included a starting dose of 3 mg once daily, selected based on the results from Good Laboratory Practice (“GLP”) toxicology studies. Remix completed an End-of-Phase 1 (“EOP1”) meeting with the FDA. The FDA authorized Remix to proceed with an ongoing Phase 2 study with proposed key elements, including: recommended dose, the use of the MYB poison exon biomarker as a potential companion diagnostic (developed in collaboration with Tempus AI), and single arm study design for potential registration. At the EOP1 meeting, FDA provided recommendations that have been incorporated into the study including using patient-reporting outcome measures. In addition, Remix agreed to include Patient Reported Outcomes in a subset of the Phase 2 cohort to provide supportive evidence of potential clinical benefit. Remix believes this provides a potential path to an NDA submission based on the results from the Phase 2 portion of the ARIA study, potentially as early as the second half of 2027, subject to successful completion of the ARIA study and additional pre-submission discussions with the FDA.

Program / Target	Proposed Mechanism	Primary Target Indications	Stage / Status	Development Focus
REM-422 / MYB	Small-molecule MYB mRNA degrader via poison-exon inclusion	Adenoid cystic carcinoma	Clinical; Phase 1/2 with Phase 2 cohort in biomarker-positive ACC ongoing	Advance biomarker-selected development and generate ORR and durability data
REM-422 / MYB	Small-molecule MYB mRNA degrader	Relapsed/refractory AML and HR-MDS (no biomarker needed)	Clinical; Phase 1 dose escalation ongoing	Define RP2D and evaluate monotherapy and combination potential

Clinical Trials and Data in ACC
Phase 1/2 ARIA Study Overview
Phase 1/2 ARIA (A Study Overview of REM-422 in Adenoid Cystc Carcinoma)

The Phase 1 cohort enrolled 69 all-comer ACC patients across dose levels from 3 mg to 48 mg QD with additional patients enrolled in 18 mg and 24 mg to identify the RP2D. The primary objectives included safety and identification of the RP2D; secondary objectives included PK, PD, and efficacy evaluations. The patients’ tumor biopsies were evaluated retrospectively to determine MYB status. Radiographic response was assessed by RECIST v1.1.
At ASCO 2026, Phase 1 data were presented (data-cut April 24, 2026). Data as of the cutoff date showed 69 patients were treated with no dose-limiting toxicities (DLTs) reported across 3–48 mg and no study-treatment-related deaths. Additionally, the ORR was 43%, with two confirmed partial responses and one unconfirmed partial response, and DCR was 100% in seven biomarker positive patients at the RP2D, based on best overall tumor response. Among biomarker positive patients at the 24mg RP2D and above, an ORR 37%, with four confirmed partial responses and three unconfirmed partial responses, and a DCR of 95% was observed at the time of data cutoff. In 13 biomarker positive patients at dose levels below the 24mg RP2D, two confirmed partial responses were observed. In 25 biomarker negative patients, no responses were observed. The median age was 57 years, with 75% of patients receiving 1 or more prior lines of systemic therapy. The majority of patients (78%) had salivary gland tumor as the primary site. Additionally, 16% had solid histology or high-grade transformation indicating more aggressive disease, while 26% were also ACC subtype I (indicating a more aggressive phenotype). As of the data cut off date, biomarker positivity in the study was 51%.

ARIA Safety Data
As of the April 24, 2026 data cut-off there were no dose-limiting toxicities reported at any of dose levels tested (3-48 mg), and REM-422 was described as well tolerated at 24 mg QD, the selected RP2D. PK and PD results supported 24mg dosing. REM-422 PK data showed dose proportional increase in exposure, and PD data showed more than 80% target engagement at ≥24 mg indicating MYB mRNA levels decreasing, leading to subsequent MYB protein level decrease in the example tumor biopsy provided.

Abbreviations: PK = Pharmacokinetics; PD = Pharmacodynamics; RP2D = Recommended Phase 2 Dose
As of the April 24, 2026 data cutoff date, the RP2D was generally well tolerated relative to higher doses and demonstrated limited Grade 3–4 TRAEs at 24 mg, supporting 24 mg QD as the RP2D based on the combined PK/PD, efficacy and safety results.
As of the April 24, 2026 data cutoff date, eighteen (26.1%) participants experienced TRAEs ≥ Grade 3 as indicated in slide below. There was a steep increase in the frequency of more severe toxicity in the 38 mg and 48 mg starting dose levels. The combined higher frequency of related hematologic and non-hematologic toxicity events in the 30 mg, 38 mg and 48 mg dose levels underscores the intolerability for long-term dosing at these higher dose levels in ACC. As of the cutoff date, two patients experienced Grade 4 TRAEs: (1) at 38mg, neutrophil and lymphocyte counts decreased and (2) at 48mg, lymphocyte count decreased, and no patients experienced Grade 5 TRAEs.

Notes: TEAEs were reported using Medical Dictionary for Regulatory Activities, version 28.0; Percentages rounded to nearest whole number; # of subjects (%) reported in table
Abbreviations: TEAE = Treatment-Emergent Adverse Event; TRAE = Treatment-Related Adverse Event; SAE = Serious Adverse Event; DLT = Dose-Limiting Toxicity; N = number; RP2D = Recommended Phase 2 Dose

ARIA Preliminary Clinical Activity
The data cutoff date was April 24, 2026 for the preliminary clinical activity discussed below. The waterfall plot showing change in tumor size from baseline by biomarker status indicates that biomarker positive patients demonstrated robust anti-tumor activity with many remaining on treatment at the time of data cutoff. An exemplary radiographic image is included for one patient that suggests lung nodules noted have improved notably by month 5 on-treatment scan.

Note: Efficacy dataset includes all patients with measurable target lesions at baseline and at least 1 post-treatment scan (N=60)

Notes: 1) ORR includes uPR; 2) Patients with starting doses ≥30mg who remain on treatment reduced to 24mg; 3) One patient (30mg) excluded due to treatment discontinuation unrelated to REM-422 during C1.
Abbreviations: mDOT= median Duration of Treatment; mDOR = median Duration of Response; BM = Biomarker; DCR = Disease Control Rate; ORR = Objective Response Rate, N = Number; RP2D = Recommended Phase 2 Dose; uPR = unconfirmed PR
If the waterfall plot is further divided by dose level showing only biomarker positive patients, the anti-tumor activity was predominant at the 24 mg dose level. Among biomarker positive patients at the 24mg RP2D and above, an ORR 37%, with four confirmed partial responses and three unconfirmed partial responses, and a DCR of 95% was observed at the time of data cutoff. In 13 biomarker positive patients at dose levels below the RP2D, two confirmed partial responses were observed. Furthermore, the ORR was 43%, with two confirmed partial responses and one unconfirmed partial response, and DCR was 100% in seven biomarker positive patients at RP2D, based on best overall response. In 25 biomarker negative patients, no responses were observed.

The spider plot shows objective responses were noted in both ACC subtypes, across histologies and irrespective of prior lines of therapy as shown below. Responses were durable, with many patients with responses still on therapy at the time of data cutoff.

Notes: *Treatment beyond progression; + = ongoing; †Pt on tx-hold; ACC Subtype as defined by Ferrarotto et al., 2021
Abbreviations: cPR= confirmed PR; uPR = unconfirmed PR; Pt = Patient, TL = Target Lesions; Tx = treatment; DOT = Duration of Treatment; DOR = Duration of Response
Remix is currently conducting the potentially registrational Phase 2 portion of the study with approximately 40-50 patients dosed at RP2D with metastatic, recurrent, or unresectable ACC who are prospectively confirmed MYB PE positive by central investigational use only (IUO) assay. The eligibility criteria include measurable disease by RECIST v1.1 and radiographic progression within 12 months prior to enrollment. The primary objective of the Phase 2 is ORR by RECIST 1.1 by BICR. Secondary objectives include, but not limited to, progression-free survival, duration of response, overall survival, disease control rate, and safety. The potentially registrational Phase 2 study is currently >60% enrolled with full enrollment expected in 2H 2026.
Phase 1 Trial of REM-422 in AML/HR-MDS
The Phase 1 trial in AML/HR-MDS is currently enrolling patients with relapsed and refractory disease. The primary objective of the dose escalation is to evaluate the safety and tolerability of REM-422. Dose expansion of up to 125 patients is planned to evaluate safety at RP2D and preliminary antitumor activity including rate of CR/CRh.

As of the February 22, 2026 data cut, 62 AML/HR-MDS patients have been treated in Phase 1 study exploring doses ranging from 1mg to 30mg. As of the data cutoff, Remix believes the safety results have been acceptable for an R/R AML/HR-MDS Phase 1 population. There was one 1 DLT: ALT increase observed at the 6 mg dose level. This cohort was subsequently expanded and no additional DLTs have been noted at that or other dose levels. No REM-422-related deaths occurred. PD data suggest MYB mRNA reduction in bone marrow that was noted with increased doses of REM-422.

As of the data cutoff, TEAEs in >10% of patients included fatigue, diarrhea, epistaxis, pneumonia, decreased appetite, dyspnea, febrile neutropenia and nausea. Grade ≥3 REM-422-related TEAEs occurred in 12/62 patients, 19.4%, with the highest number in the 30 mg starting dose group. Two patients, 3.2%, had REM-422-related SAEs: colitis and differentiation syndrome, both Grade 3. As of 22 February 2026 data cut, early activity was observed in patients with relative reductions in blast counts and multiple responses at various dose levels and with various cytogenetics in heavily pre-treated patients including CR, CRi, CRuni and MLFS as indicated in table below. Dose escalation is currently ongoing and the RP2D has not been determined.

CR = Complete Remission, Cri Complete Remission with Incomplete Recovery, CRuni = Complete Remission Unilineage, CRL = Complete Remission with Limited Count Recovery, MLFS = Morphological Leukemia-Free State
REM-422 Preclinical Data
Remix has evaluated the specificity, selectivity, and anti-tumor activity of REM-422 in preclinical models of both ACC and AML. Remix also has a robust NHP dataset showing acceptable non-clinical safety results.
REM-422 has observed high specificity and selectivity for the MYB PE. In an in vitro assay system REM-422 increased the binding affinity of the MYB poison exon to the U1 snRNP complex but not to a closely related non-MYB PE. Experiments carried out in leukemia cells demonstrate that REM-422 treatment promoted inclusion of the PE which led to degradation and reduced expressed of the mature MYB mRNA transcript, as assessed by quantitative polymerase chain reaction (qPCR). RNAseq experiments demonstrated that REM-422 treatment led to gene expression changes similar to those observed after genetic knockdown (shRNA) of MYB in the same leukemia cell line.

REM-422 treatment led to the reduction of MYB mRNA and phenocopies genetic knockdown of MYB in human cancer cell lines

Oral dosing of REM-422 in ACC patient-derived xenograft (PDX) models demonstrated anti-tumor activity and reduction of MYB mRNA and protein levels selectively in models that express the PE targeted by REM-422
Oral dosing of REM-422 to mice bearing human tumor xenografts derived from an ACC patient tumor with a MYB fusion that contains the PE (ACCX11 model) led to tumor regressions, with IHC staining for MYB demonstrating strongly reduced staining after REM-422 treatment. In contrast, dosing of REM-422 in mice bearing tumors derived from the ACCX20M1 model, which expresses a MYB fusion that excludes the PE, demonstrated no meaningful anti-tumor activity and no effect on MYB protein levels after treatment. These data support Remix’s view that MYB is a driver oncogene in ACC and REM-422 has the potential to address ACC patients whose tumors express MYB transcripts that contain the PE targeted by REM-422.

REM-422 demonstrated monotherapy and combination activity in AML models
REM-422 also has been evaluated in a number of AML cell models in vitro and in vivo. The figure below (left) shows the activity in a disseminated human AML PDX model, in which leukemic blasts are taken from AML patients and engrafted into immunodeficient mice. Oral administration of REM-422 resulted in a significant reduction in human AML cells (hCD45+) in both the bone marrow and periphery compared to vehicle treatment. The vehicle-treated mice also showed a steady reduction in body weight during the course of the study which would have required euthanasia. In contrast, the REM-422 treated animals maintained a normal body weight, reflecting the potential survival benefit in this model.
The figure also shows the results of in vitro studies of REM-422 in combination with multiple chemotherapy and targeted agents used in AML treatment. Twelve AML cell lines were treated with REM-422 or each agent in dose response as monotherapy or in combination and cell viability was assessed for additive, synergistic, or antagonistic relationships between the two agents. As seen in the bar graph, nearly all combinations were assessed as additive or synergistic, consistent with the highly differentiated proposed mechanism of action of REM-422. These results support REM-422’s potential for development as a combination therapy in AML.

Remix has conducted 28-day GLP IND-enabling safety studies with once-daily oral dosing of REM-422 in rats and cynomolgus monkeys. Dose-limiting toxicities were hematological and gastrointestinal in nature; the findings are considered monitorable and reversible. Exposures associated with PD modulation of MYB were well-tolerated. Remix believes REM-422 demonstrated an acceptable non-clinical safety profile for clinical development.
REM-422 in other indications
Beyond AML and MDS, MYB dysregulation is implicated in several additional hematological malignancies and solid tumor indications, including breast cancer, lymphoma, T-cell acute lymphoblastic leukemia, and colorectal cancer, representing a broad opportunity to extend the clinical development of REM-422 beyond the lead target indications. Indeed, Remix has conducted preclinical experiments with REM-422 in which robust antitumor activity has been observed in preclinical xenograft models of breast cancer, colorectal cancer and various models of hematological malignancies (e.g. lymphoma, T-cell leukemia).

Companion Diagnostic
Companion diagnostic development is a key component of the REM-422 clinical strategy, with the goal of enabling prospective identification of patients most likely to benefit from MYB mRNA degradation. In the ACC program, biomarker work has focused on detecting MYB PE status in tumor tissue, with central testing used to support patient selection for expansion cohorts. In ACC, the Phase 2 cohort requires biomarker-positive disease by a central IUO assay, reflecting Phase 1 data showing that clinical activity was enriched in biomarker-positive patients. In AML/HR-MDS study, MYB PE testing is not necessary since all patients have the PE in this patient population. Efforts are ongoing to align REM-422 ACC clinical development with a fit-for-purpose diagnostic path that can identify eligible patients, support regulatory interactions and potentially enable a precision-medicine label.
With an estimated prevalence of 75% of ACC cases having MYB translocations, and the majority of patients with overexpression of wild-type MYB are without MYB-fusions. A companion diagnostic is in parallel development with REM-422 in an effort to prospectively define the ACC patient population that are MYB poison exon positive and that Remix believes is suitable for treatment with REM-422.
Under contract with Remix’s diagnostic partner, Remix is further developing the IUO clinical trial assay used in Remix’s Phase 2 trial as a potential companion diagnostic.
For the additional Phase 2 centers in France, Remix has a Clinical Performance Study (“CPS”) in place through its diagnostic partner to enable prospective testing using the same IUO assay, with the goal of eventually obtaining CE Marking in Europe.
Discovery Programs
Remix’s proprietary REMaster™ technology platform is designed to enable the identification of compounds that control RNA processing and correct dysregulation or eliminate deleterious mRNAs altogether. The REMaster™ Platform comprises a suite of in silico and experimental capabilities. Sequential deployment of these tools makes it possible to identify, validate and prioritize PE targets, and to screen and optimize small molecules that have the potential to drive the inclusion of these PEs within mRNA transcripts to promote degradation of high value/genetically validated gene targets for potential therapeutic benefit.
The oncoprotein MYC is a pleiotropic transcription factor that modulates global gene expression and regulates critical cellular processes including proliferation, differentiation, cell cycle, metabolism and apoptosis. Strong evidence supports aberrant MYC expression as a driver of both tumor initiation and maintenance, and it is associated with all the “hallmark” features of cancer. However, despite significant effort, targeting MYC with small molecules still represents a substantial challenge, particularly at the protein level. MYC has no enzymatic activity or active site and is intrinsically disordered with limited options for ligand binding, precluding structure-guided drug design; as such the protein is considered undruggable.
Remix has developed a novel strategy to tackling MYC dependent cancers that has the potential to address many of the challenges with MYC. Using the REMaster™ platform, Remix has identified a PE inclusion event in a key MYC-regulator protein, validated to be NMD sensitive and modulable by small molecules. Remix’s MYC-dependent cancer drug discovery program builds on this observation to directly tackle aberrant MYC transcriptional activity. Remix believes that the preclinical data generated to date supports that Remix’s investigational MYC-regulator protein mRNA degraders have potential to address patients whose tumors are MYC-amplified or activated.
Remix continues to explore other small molecules that have the potential to selectively degrade mRNA and prevent protein expression and is upstream from more traditional therapeutic approaches that attempt to drug proteins. In oncology, these efforts include discovery efforts to identify compounds that have the potential to degrade oncogenes believed to be disease driving in solid tumors (e.g. ovarian cancer, lung cancer) and hematological malignancies. In the CNS these efforts include targets whose modulation has the potential to modify the expression of genes believed to be causative of neurodegenerative disorders (including Huntington’s disease and other repeat expansion disorders). In High-Throughput Screening campaigns Remix has identified hit chemical matter in biochemical and cell-based assay systems for targets potentially relevant for the treatment of certain oncology and CNS disorders.
Collaboration Agreements
We leverage our REMaster™ drug discovery platform to expand the potential applications for modulating RNA processing through strategic collaborations with our partners. These collaborations are intended to combine Remix’s platform and RNA processing expertise with Remix’s partners’ disease-area, development and commercialization capabilities.
Janssen Research Collaboration Agreement
In February 2022, we and Janssen Pharmaceutica NV (“Janssen”) entered into a research collaboration agreement (the “Janssen Agreement”), for the discovery and development of small molecule therapeutics that modulate RNA processing using Remix’s REMaster drug discovery platform.
As consideration for the licenses granted under the Janssen Agreement, Janssen paid an upfront payment of $45.0 million.
On July 1, 2026, Janssen gave notice of termination of the Janssen Agreement, which will be effective on August 30, 2026. Remix will have no further obligations under the Janssen Agreement upon its termination.
Roche Research Collaboration and License Agreement
In December 2023, we and F. Hoffmann-La Roche Ltd. (“Roche”) entered into a research collaboration and license agreement (the “Roche Agreement”) for the discovery and development of small molecule therapeutics that modulate RNA processing using the REMaster drug discovery platform, pursuant to which we granted Roche: (a) an exclusive license under certain of our intellectual property rights to develop, manufacture and commercialize compounds directed to certain collaboration targets, any products containing such compounds and any companion diagnostics for such products for all fields of use worldwide, provided that such license excludes any rights to our platform technology; and (b) an exclusive license under any jointly developed intellectual property solely in conjunction with the development, manufacture or commercialization of such product. We are responsible for certain discovery and preclinical activities, and Roche will be responsible for development and commercialization of any licensed compounds and licensed products arising under each research program.
Other than as required to complete the research activities under a research program, from the effective date of the Roche Agreement until the earliest of: (a) the initiation of the first phase 2 study for the first licensed compound or licensed product directed to a collaboration target; (b) expiration of the applicable research program for such collaboration target; and (c) termination of the applicable research program for such collaboration target, we agreed not to exploit any compound that has its primary mechanism of action against such collaboration target.

As consideration for the licenses granted under the Roche Agreement, Roche made an upfront payment of $30.0 million. We are also eligible to receive from Roche (a) preclinical, clinical, commercial and sales milestone payments of up to $1.0 billion and (b) tiered royalties on annual net sales of each licensed product at percentages ranging from the mid-single digits to low tens (subject to certain customary reductions and subject to a specified royalty floor). Roche’s royalty obligations commence on the first commercial sale of a licensed product in a country and continue until the latest to occur of: (a) twelve years from the first commercial sale of such licensed product in such country; and (b) the expiration of the last valid claim within the licensed patents in such country.
In July 2024, Remix announced that a near-term preclinical milestone under the Roche Agreement had been achieved.
Unless earlier terminated, the Roche Agreement will remain in effect for each licensed product until the date when no royalty or other payment obligations under this Agreement are or will become due from Roche. The parties have included termination provisions in the agreement, allowing termination of the Roche Agreement in its entirety or on a research program-by-research program, licensed product-by-licensed product or country-by-country basis. Roche may terminate the Roche Agreement in its entirety or on a program-by-program, licensed product-by-licensed product or country-by-country basis at any time for convenience upon specified prior written notice, depending on whether the first commercial sale has occurred in the terminated country. Either party may terminate the Roche Agreement for the other party’s uncured material breach or upon certain insolvency events affecting the other party, subject to certain notice periods.
Tempus Master Agreement
In August 2023, we and Tempus AI, Inc. entered into a master agreement (the “Tempus Agreement”), pursuant to which Tempus will provide us with certain analytical and companion diagnostic development services. In connection with the services provided by Tempus, Tempus grants us a non-exclusive license under certain of Tempus’ de-identified data cohorts to use for our research and development of indications of interest for REM-422. Under the Tempus Agreement, we are leveraging Tempus’ de-identified, multimodal data and its Lens data analytics platform to interrogate specific patient cohorts. The services under the Tempus Agreement also include next-generation sequencing support for the REM-422 clinical trial. In particular, we are also utilizing Tempus’ xT and xR assays to capture DNA and RNA data. Unless earlier terminated, the Tempus Agreement will continue subject to automatic one-year renewals. Either party may terminate the Tempus Agreement for the material breach of the other party, subject to specified cure periods. Either party may also terminate the Tempus Agreement without cause at any time, subject to a specified notice period. The Tempus Agreement may terminate if either party determines in good faith that a change in applicable law or regulation makes part of the Tempus Agreement illegal or unenforceable or materially changes the economic benefit or cost of performing the Agreement, subject to a specified period to negotiate amendments to resolve such changes.
In March 2026, we entered into an order form under the Tempus Agreement setting forth the terms for the co-development with Tempus of companion diagnostics for REM-422 (the “Work Order”). Tempus owns the assay and the component of such assay that may be developed into a companion diagnostic, while we own all clinical validation data generated under the Work Order. Unless earlier terminated in accordance with the terms of the Tempus Agreement or the terms of the Work Order, the Work Order will continue until all milestones set forth therein have been achieved. We have the right to terminate the Work Order for convenience, subject to a cancellation fee based on work conducted by Tempus to achieve the subsequent milestones.
Remix’s Team
Remix was co-founded by Pete Smith, Remix’s President and CEO, and Atlas Venture. Remix is led by seasoned industry drug discovery veterans with proven track records, as well as extensive experience and deep knowledge in: RNA biology and processing, small molecule RNA processing modulators, oncology, neurology, bioinformatics and data sciences, chemistry, multiplexed assay systems, biophysics and biochemistry, structural biology, translational medicine, and clinical development. In addition, Remix’s executive leadership team has a successful track record of company building and leading biotech companies including Pete Smith, Ph.D., President and CEO, an experienced executive and company builder with over 25 years of diverse industry experience including research, business and strategy; Heather Wasserman, Ph.D., Chief Operating Officer and Chief Business Officer, a seasoned executive with over 25 years in business development, strategy, finance and operations; Mythili Koneru, MD, Chief Medical Officer, who has over 20 years of successful drug development, medical affairs and medical practice experience; and

Dominic Reynolds, Chief Scientific Officer, a 25 year industry veteran with roles across research and drug discovery. The management team is complemented by a world class scientific advisory group and close collaborators with expertise in RNA biology and processing, structural biology, oncology, neurology and translational medicine.
Since inception and prior to the announcement of its merger with Passage Bio, Remix has raised more than $200 million in equity capital from premier life sciences investors, including Atlas Ventures, The Column Group, Foresite Capital, Arch Venture Partners and Surveyor Citadel. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different investment strategies and risk tolerances, and the securities purchased by these investors may have been acquired in transactions priced at a significant discount compared to the implied price reflected in the merger agreement.
On June 24th, 2026, Remix announced it entered into a reverse merger transaction with Passage Bio, a publicly traded biotech company, to create a new public company with the sole focus of advancing Remix’s pipeline. In support of the merger, Remix has secured commitments for a $100 million investment in Remix’s common stock from premier venture capital funds, healthcare-dedicated funds, major mutual funds and other leading investors, that is expected to close immediately prior to completion of the merger.
Background
Aberrantly expressed proteins are a fundamental driver of many diseases, particularly cancer, where inappropriate activation, overexpression, or ectopic expression of oncogenic proteins can promote uncontrolled proliferation, metastasis, immune evasion and therapeutic resistance. While these proteins represent compelling therapeutic targets, many remain “undruggable” because they lack well-defined binding pockets or function through protein-protein interactions that are difficult to inhibit with conventional small molecules. An alternative strategy is to selectively reduce production of these disease-causing proteins by targeting processing of their underlying mRNAs for degradation, thereby preventing protein synthesis regardless of the protein’s structural tractability. Remix believes that small-molecule mRNA degraders have the potential to expand the therapeutic landscape by enabling selective modulation of disease drivers that have historically been inaccessible to traditional drug discovery approaches.
RNA Processing
RNA processing comprises a series of steps that occur after transcription of DNA into precursor-messenger RNA (pre-mRNA) and before mRNA translation into protein. These processes regulate the composition, abundance, localization and stability of RNA molecules and are critical determinants of gene expression. Key RNA processing mechanisms include alternative splicing, exon inclusion or exclusion, intron removal, alternative polyadenylation, RNA editing and pathways that govern RNA stability and degradation.

One important regulatory mechanism involves the inclusion of PEs which are naturally occurring exons that contain premature termination codons (“PTC”). Inclusion of a PE can render the resulting mRNA transcript susceptible to degradation through the nonsense-mediated decay (“NMD”) pathway, a cellular quality-control mechanism that identifies and degrades transcripts containing PTCs. Through coordinated control of PE inclusion and NMD, cells can modulate the expression levels of specific genes and proteins.

Poison exon
PRE-mRNA
POISON EXON EXCLUDED
POISON EXON INCLUDED
PRODUCED
DEGRADED

Remix’s platform is designed to identify and develop small molecules that modulate RNA processing pathways, including alternative splicing and PE regulation. By selectively altering RNA processing decisions, Remix’s approach is intended to increase, decrease or otherwise modify the expression of disease-associated genes. Remix believes that targeting RNA processing may provide a therapeutic strategy for addressing disease drivers that are difficult to modulate using conventional approaches directed at proteins, including targets that have historically been considered undruggable.
Remix’s Approach and the Opportunity to Use mRNA Degradation for Unlocking Undruggable Targets
Remix’s proprietary REMaster™ technology platform is designed to enable the identification of compounds that control RNA processing and correct dysregulation or eliminate deleterious mRNAs altogether. Remix believes that small molecule induced mRNA degradation presents an opportunity to address the limitations of other therapies and transform the treatment paradigm for a variety of diseases. Remix built its proprietary REMaster™ platform to have visibility into multiple steps of the RNA processing cascade for target discovery and modulation and expands to boosting RNA expression or skipping over mutations in exons. This technology identifies small molecules that selectively degrade mRNA and prevent protein expression and is upstream from more traditional therapeutic approaches that attempt to drug proteins.
Remix’s approach to co-opting RNA processing with small molecules is outlined below:
1.
The U1snRNP complex is part of the spliceosome machinery, that initiates mRNA splicing, which is the process of editing newly transcribed pre-mRNA by excising non-coding regions (“introns”) and stitching together coding regions (“exons”) to generate a mature mRNA for translation into functional protein

2.	The U1snRNP complex binding to 5’ splice site is an important step that facilitates exon recognition and inclusion into a mature mRNA
3.	PEs are naturally occurring exons that contain premature termination codons (“PTCs”) and are normally not included in mature mRNA allowing for normal protein expression

4.	PEs are excluded from mature mRNA due to the unfavorable interaction between the U1snRNP complex and the weak 5’ splice site + a PE

5.
The REMaster™ platform identifies small molecule RNA glue compounds (blue diamond below) that induce the interaction between the U1snRNP complex and the weak 5’ splice site of a PE leading to PE inclusion in the mature mRNA and subsequent degradation via the NMD pathway. Thereby providing a mechanism with the potential to enhance PE use by increasing the recognition of weak 5’ splice sites with small molecules.

Accordingly, this mechanism that uses PEs to control gene expression can be co-opted and controlled with small molecules that Remix discovers leading to the potential to degrade targets of known importance in various diseases (Neil et. Al, 2022; Love et. Al., 2023; Ewa Rogalska, Vivori and Vaclcarcel, 2023). The REMaster™ platform scans the transcriptome and locates PE targets; Remix then designs assays to identify small molecules that force their inclusion and selectively degrade the corresponding mRNA in a controlled manner.

Remix’s REMaster™ Drug Discovery Platform

DATA SCIENCE
Integrated database of >350k internal and external transcriptome datasets
Proprietary algorithms & AI/ML
BIOLOGY & BIOMOLECULAR SCIENCES
Functional & genetic validation of targets
Fit for purpose high-throughput multiplexed screens
MEDICINAL & COMPUTATIONAL CHEMISTRY
Proprietary small molecule library targeting RNA/protein complexes
RNA-protein complex structural biology
Genetically Defined Diseases
Patient Selection Criteria
REMIX TARGETS & DRUGS

The REMaster™ Platform comprises a suite of in silico and experimental capabilities. Sequential deployment of these tools makes it possible to identify, validate and prioritize PE targets, and to screen and optimize small molecules that drive the inclusion of these PEs within mRNA transcripts to promote degradation of high value/genetically validated gene targets for therapeutic benefit.
Initially, an extensive transcriptomic database comprised of terabytes of RNA-Seq and next-generation sequencing (“NGS”) data is mined via machine learning to identify potential PE targets. Genetic and functional assays, which repair mismatches between the U1snRNP complex and 5’ splice sites, are then employed to determine the extent to which each PE can be included within a mRNA transcript of interest. This step provides key empirical conviction for each PE target site. Remix then screens a proprietary chemical library enriched in compounds designed to target RNA/RBPs (“RNA-Binding Proteins”) using multiplexed screening assays to identify chemical matter that modulates the inclusion levels of the various PE targets; the multiplexed nature of the assays allows for high throughput screening (“HTS”) and an early assessment of selectivity. Subsequently, structural biology and biophysical assays, as well as cellular and biochemical profiling assays, allow for the optimization of lead compounds. Remix focuses on disease driver targets for genetically defined diseases and with clear patient stratification criteria to facilitate rapid POC in the clinic. Collectively, the various aspects of the REMaster platform allow Remix to identify the most compelling targets and exonization events for a given target indication, and then identify potent and selective chemical matter, which can be developed into potential product candidates.
1.	The REMaster™ platform has identified a large number of PEs that have distinct 5’ splice site sequences, which exhibit different types of mismatches within the U1snRNP complex
Remix has an extensive knowledgebase relevant to identifying potential druggable nodes of RNA processing. Amassing large numbers of public and internally curated RNA-Seq and NGS sequencing samples has allowed Remix to mine for tractable PEs across the transcriptome and a variety of indications. For example: Remix has identified a large universe of potential PE target sites – approximately 1.5 million PEs, compared to publicly annotated data sets, which contain <5% of this number. Importantly, Remix has determined that approximately 50% of all multi-exon mammalian genes contain at least one PE, providing multiple opportunities for modulating gene expression. Target sites have unique sequences and bulge/shape characteristics, and Remix is identifying chemical matter that is specific and selective for a given bulge type. This will greatly expand the toolkit of available small molecule splice modulators and will continue to augment Remix’s ability to prosecute a wide variety of targets.

Remix has developed a systematic strategy for identifying the best target sites for prosecution. This involves a stepwise approach beginning with database identification of possible target motifs, and the computation and experimental validation of the exon. This paves the way for developing and optimizing assays for screening the Remix chemical library. Collectively, this approach allows Remix to focus on the most promising PEs for compound identification.
2.	The Remix small molecule library is uniquely biased towards compounds that bind RNA/RNA-binding protein (RBPs) complexes
Unlike many small molecules utilized in HTS campaigns, Remix’s proprietary chemical library is heavily enriched in compounds that bind RNA and RNA-binding proteins (“RBPs”). This is a collection of >180,000 compounds enriched in chemical matter designed to bind RNA/RBPs but also includes substantial representation of other diversity subsets. The bias for compounds that bind RNA-protein complexes is a unique advantage that makes it possible to identify RNA processing modulators. Remix’s curated chemical library continues to evolve over time, and cutting-edge computational chemistry analysis ensures the library diversity is sufficient for identification of lead chemical matter for drug discovery programs.
3.	Biology and Biomolecular Sciences: Functional target validation and multiplexed HTS
Remix has developed a proprietary genetic toolkit to validate that novel PE targets can be modulated in cells and lead to functional outcomes on gene and protein expression. The validation process ensures that biologically meaningful targets are selected for progression into HTS campaigns. In the multiplexed REMseqTM cellular screening assay format, hundreds of PE targets can be screened in parallel to identify novel compounds that modulate exon use with high specificity and selectivity. The REMseqTM HTS assay format is a minigene-based system that accurately measures exon modulation by small molecules. After design and synthesis, hundreds of exon-containing minigenes are pooled or multiplexed together and screened. The screens are designed to identify compounds from the Remix chemical library that lead to a change in exon usage in the final spliced RNA product. When such compounds are identified, modulation of the exon is confirmed using orthogonal assay technologies.
A cell-free biochemical Fluorescence Polarization assay system (“FP assay”) is also available for HTS. In this system, a reconstituted U1snRNP particle generated in vitro is used to identify chemical matter that increases the affinity of the exon 5’ splice site to the U1snRNP particle. This is achieved by designing a fluorescently labelled oligonucleotide with the corresponding 5’-splice site sequence. By introducing additional 5’ splice site oligonucleotides with distinct fluorescent labels, FP screen multiplexing is also possible using this assay technology. Additionally, kinetic characterization of splice modulator binding to PE sequences can be conducted using the engineered U1snRNP particle. For example, advanced binding kinetics and residence time determination studies can be performed using orthogonal assay technologies such as Surface Plasmon Resonance (“SPR”) and Micro Scale Thermophoresis (“MST”). Collectively, this suite of biophysical and biochemical assays provides Remix with multiple options for identifying and confirming novel chemical matter emerging from HTS campaigns.
Remix has also developed extensive expertise determining high resolution Cryo-EM and X-Ray crystallographic structures of the reconstituted U1snRNP particle bound to 5’ splice site oligonucleotides in the presence or absence of small molecule splice modulator ligands. Collectively, these structural biology tools can be used to computationally guide compound potency and selectivity optimization, enable virtual HTS campaigns and to understand the mechanistic role of the various accessory proteins associated with the U1snRNP complex and splice site binding.
Together with the cellular, biochemical and biophysical assays described above, these structural biology capabilities provide Remix with key mechanistic insights into compound binding properties.

MYC-Dependent cancers program
The oncoprotein MYC is a pleiotropic transcription factor that modulates global gene expression and regulates critical cellular processes including proliferation, differentiation, cell cycle, metabolism and apoptosis. The MYC oncogene family includes c-MYC, MYCN (N-MYC) and MYCL (L-MYC). All three paralogs (hereafter collectively referred to as MYC) have a similar function but show distinct expression timings and tissue specificities. Strong evidence supports aberrant MYC expression as a driver of both tumor initiation and maintenance, and it is associated with all the “hallmark” features of cancer. MYC activity is usually tightly controlled at the transcriptional and protein level but is estimated to be aberrantly amplified or activated in ~28% of all human cancers. As such MYC considered one of the most enticing targets for cancer drug development.

However, despite significant effort, targeting MYC with small molecules still represents a substantial challenge, particularly at the protein level. MYC has no enzymatic activity or active site and is intrinsically disordered with limited options for ligand binding, precluding structure-guided drug design; as such the protein is considered undruggable. Additional challenges to the design of effective MYC inhibitors include the high affinity interaction between MYC and its obligate heterodimerization partner MAX and the partial functional redundancy of the three MYC paralogs.
Remix has developed a novel strategy to tackling MYC dependent cancers that Remix believes has the potential to address many of the challenges articulated above. Using the REMaster™ platform, Remix has identified a PE inclusion event in a key MYC-regulator protein, validated to be NMD sensitive and modulable by small molecules. Remix’s MYC-dependent cancer drug discovery program builds on this observation to directly tackle aberrant MYC transcriptional activity.
Experiments carried out in a c-MYC amplified gastric cancer cell line demonstrate that treatment with Remix mRNA degrader small molecules, exemplified by RXSM-1244, promoted concentration-dependent inclusion of a PE, which led to degradation and reduced expression of the mature mRNA transcript, as assessed by qPCR, and to reductions in protein levels as assessed by Western Blotting, for the MYC-regulator protein (figure below, left). In a whole transcriptome RNA sequencing (RNA-seq) experiment in a c-MYC amplified gastric cancer cell line, analysis of known MYC-dependent upregulated and MYC-dependent downregulated pathways showed that treatment with a small molecule mRNA degrader phenocopied siRNA mediated knockdown of either MYC or the MYC-regulator protein, reversing the aberrant gene expression patterns (figure below, right). These findings are consistent with the proposed mechanism of action wherein Remix small molecule mRNA degraders are designed to deplete the mRNA and protein expression of a MYC-regulator protein essential for oncogenic MYC transcriptional activity.

Following medicinal chemistry optimization, the pharmacokinetic (PK) properties observed for RXSM-1244 provided sufficient drug exposures to evaluate oral dosing in mice bearing a c-MYC amplified gastric cancer cell line derived xenograft. The tumor bearing mice received three consecutive daily oral doses of RXSM-1244 then, six hours post the final dose, tumors were harvested and analyzed for mRNA (qPCR) and protein (Western Blot) expression. Consistent with the earlier in vitro data, RXSM-1244 promoted the inclusion of a PE which led to depletion of both the mature mRNA transcript and protein levels of the MYC-regulator protein (figure below, left). Additionally, daily oral administration of RXSM-1244 for 28 days in the same mouse xenograft model resulted in robust tumor growth inhibition when compared to vehicle-dosed mice (figure below, right). These data support Remix’s belief that Remix MYC-regulator protein mRNA degraders may be applicable to patients whose tumors are MYC-amplified or activated.

Manufacturing
Remix believes that REM-422 can be reliably and efficiently manufactured. To date Remix has developed a manufacturing process that Remix believes is scalable for clinical supply and commercial production and have established a network of contract manufacturers that Remix believes is capable of reliably and efficiently supplying REM-422 for clinical trials and, ultimately, commercialization.
Remix does not currently own or operate, and has no plans to build, any manufacturing facilities. Remix relies, and expects to continue to rely, on third parties for the manufacture of REM-422 for clinical testing, as well as ultimately for potential commercial use. Remix also relies, and expects to continue to rely, on third parties to package, label, store and distribute Remix’s REM-422. Remix believes that this strategy allows it to maintain a more efficient infrastructure by eliminating the need for it to invest in its own manufacturing facilities, equipment and personnel while also enabling it to focus its expertise and resources on the research and development of Remix’s pipeline products. To date, for REM-422, Remix has contracted to obtain active pharmaceutical ingredients (API), drug product, and packaging and distribution services from Anthem Biosciences Limited, Catalent Pharma Solutions, LLC and Fisher Clinical Services Inc, respectively, upon whom Remix currently relies as single-source contract manufacturing organizations, or CMOs. As Remix advances REM-422 through development and expand manufacturing volumes, Remix will explore adding backup suppliers for the API, drug product, packaging and formulation to protect against any potential supply disruptions.
Anthem
On February 6, 2026, Remix, Anthem Biosciences Limited (“Anthem”) and Davos Chemical Corporation entered into a Master Services Agreement (the “Anthem Agreement”), pursuant to which Anthem will manufacture the drug substance for clinical supply of REM-422. Unless earlier terminated, the Anthem Agreement has an initial five-year term that will expire in February 2031. Remix may terminate the Anthem Agreement or on a work order-by-work order basis for convenience, subject to a specified notice period. Anthem may terminate the Anthem Agreement (subject to a specified notice period), provided that all work orders under the Anthem Agreement have been completed prior to such termination. Each of Anthem and Remix may terminate the Anthem Agreement: (a) for the other party’s breach, subject to a specified cure period; or (b) immediately upon the other party’s insolvency.
Catalent Pharma Solutions
On June 4, 2026, Remix and Catalent Pharma Solutions, LLC (“Catalent”) entered into a Master Services Agreement (the “Catalent Agreement”), pursuant to which Catalent will manufacture the drug product for the clinical supply of REM-422. Unless earlier terminated, the Catalent Agreement will continue for a specified period, subject to automatic renewal periods of a specified period of time unless a party gives notice of its intent to not renew within a specified period prior to the end of the then-current term. Remix may terminate the Catalent Agreement or on a quotation-by-quotation basis without cause, subject to a specified notice period. Either party may terminate the Catalent Agreement: (a) for the other party’s for material breach (including for Remix’s failure to pay undisputed invoices), subject to a specified cure period; or (b) upon the other party’s insolvency.
Fisher Clinical Services
On August 4, 2023, Remix and Fisher Clinical Services Inc. (“Fisher Clinical Services”) entered into a Master Services Agreement (the “Fisher Agreement”), pursuant to which Fisher Clinical Services will provide certain clinical supply chain services. The Fisher Agreement will continue for a specified period, subject to automatic renewals unless a party gives notice of its intent not to renew within a specified period prior to the end of the then-current term. Remix may terminate an individual project agreement for any business reason, subject to a specified notice period. Either party may terminate an individual project agreement upon the other party's insolvency or material breach, subject, in the case of material breach, to a specified cure period.
Intellectual Property
Intellectual property, including patents, trade secrets, trademarks and copyrights, is important to our business. Our commercial success depends in part on our ability to obtain and maintain proprietary intellectual property protection for our current products as well as for future product candidates and novel discoveries, product development technologies, and know-how. Our commercial success also depends in part on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to maintain our proprietary position by, among other means, filing United States and foreign patent application to obtain issued patents that cover our products (including REM-422), product candidates, technology, inventions, and improvements that are important to the development and implementation of our business. We may also license from third parties certain patent rights and proprietary know-how that we believe to be necessary or useful to our business. Additionally, we protect our proprietary know-how that may not be patentable, and other confidential information, by maintaining and implementing appropriate policies and procedures for ensuring secrecy and confidentiality.

Our patent portfolio of exclusively owned patent families, which includes patent families covering REM-422. As of July 16, 2026, our owned patent estate consisted of 41 patent families comprising 5 issued foreign patents in Japan Taiwan and Saudi Arabia, 34 pending U.S. non-provisional patent applications, and 272 pending applications in various jurisdictions outside of the U.S., including Europe, Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Eurasia, Egypt, Guatemala, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, Russia, Peru, Saudi Arabia, Singapore, South Africa, Taiwan, and United Arab Emirates, as well as Patent Cooperation Treaty (“PCT”) applications. Our patent estate includes applications and patents directed to compositions of matter, formulations, methods of making, and methods of treatment.
With respect to the composition of matter for REM-422, as of July 16, 2026, we owned 3 issued non-United States patents in Japan and Saudi Arabia, which are expected to expire in 2041, in each instance provided that all appropriate maintenance fees are paid and without taking into account any patent term adjustment, patent term extension, or supplementary protection certificates that may be available on a country-by-country basis. We also own 7 pending U.S. non-provisional patent applications and 101 pending patent applications in various jurisdictions outside of the U.S., including Europe, Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Eurasia, Egypt, Guatemala, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, Russia, Peru, Saudi Arabia, Singapore, South Africa, Taiwan, and United Arab Emirates, which, if issued, will be expected to expire between 2041 and 2047, in each instance provided that all appropriate maintenance fees are paid and without taking into account any patent term adjustment, patent term extension, or supplementary protection certificates that may be available on a country-by-country basis.
The patent positions of biopharmaceutical companies are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we do not know whether the product candidates we own will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction, and furthermore, we cannot determine whether the claims of any issued patents will provide sufficient proprietary protection to protect us from competitors, or will be challenged, circumvented or invalidated by third parties. Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in other proceedings declared by the United States Patent and Trademark Office (“USPTO”) or a foreign patent office, such as post-grant proceedings and oppositions, that challenge the validity of a granted patent. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us.
Although we currently have issued patents directed to a number of different attributes of our products, and pending applications on others, there can be no assurance that any issued patents would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using specific compounds or technology. To the extent prudent, we intend to bring litigation against third parties that we believe are infringing our patents.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent with an earlier expiration date.
As mentioned above, in the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. REM-422 has not received FDA approval and we have been awarded patent term extension on that product. In the future, if and when our other pharmaceutical products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We intend to seek patent term adjustments and extensions to any of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such adjustments or extensions.

To protect our rights to any of our issued patents and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts, or participate in hearings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to us, and we cannot be certain that the deciding authorities will rule in our favor. An unfavorable decision could result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents or pending patent applications. Any such decision could result in our key technologies not being protectable, allowing third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies from third parties to avoid infringing third-party patent and proprietary rights. Such a decision could even result in the invalidation, or a limitation in the scope, of our patents or could cause us to lose our rights under existing issued patents or not to have rights granted under our pending patent applications.
We also rely on trade secret protection for our confidential and proprietary information. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, no assurances can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the confidentiality agreements further provide that all inventions conceived by the individual will be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information. See the section titled “Risk factors—Risks Related to Our Intellectual Property Rights” for a more comprehensive description of risks related to our intellectual property.
Competition
The biotechnology and pharmaceutical industries, and the oncology sector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property rights. While we believe that our discovery programs, technology, knowledge, experience, and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.
Any product candidates that we may successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products and the ease of use and effectiveness of any complementary diagnostics and/or companion diagnostics.
There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist of small molecule drug products, biologics, cell-based therapies and traditional chemotherapy. There are also several programs in development targeting ACC, including those clinical programs run by Servier Pharmaceuticals and Rgenta. There are also several programs in development targeting AML, including clinical programs being conducted by Kura Oncology, Syndax, Taiho, Jansen, Ipsen and Aptose. Smaller and other early stage companies may also prove to be significant competitors. In addition, academic research departments and public and private research institutions may be conducting research on compounds that could prove to be competitive.
The availability of coverage and reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.
Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Government Regulation
Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.
U.S. Drug Development Process
In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. The process required by the FDA before a drug may be marketed in the United States generally involves the following:
•	completion of certain preclinical laboratory tests, animal studies and formulation studies in accordance with Good Laboratory Practice regulations (GLPs) and other applicable regulations;
•	submission to the FDA of an Investigational New Drug application (IND), which must become effective before human clinical trials may begin;
•	approval by an independent institutional review board (IRB), or ethics committee at each clinical site before each trial may be initiated;
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performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice regulations (“GCPs”) to evaluate the safety and efficacy of the product candidate for its intended use;

•	preparation and submission to the FDA of an NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practice requirements (cGMPs) to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of potential inspection of selected clinical investigation sites to assess compliance with GCPs; and
•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.
Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND. An IND is a request for allowance from the FDA to administer an investigational drug product to humans. An IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and any effectiveness criteria to be evaluated. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs, which include, among other things, the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
Furthermore, an independent IRB covering the institutions participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries, including clinicaltrials.gov.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1: The product candidate is initially introduced into healthy human subjects, or in some cases, patients with the target disease or condition, and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial regulatory approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process
The results of product development, including results from preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.
In addition, the Pediatric Research Equity Act (PREA), requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, NDAs and certain supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is deemed safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.
Once an NDA has been submitted, the FDA conducts a preliminary review of the application within the first 60 days after submission, before accepting it for filing, to determine whether it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once filed, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (PDUFA), guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA’s review of the application may also be extended for a three-month period to enable the FDA to respond to new information deemed a “major amendment” to the application.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCPs. After the FDA evaluates an NDA and conducts any required inspections of clinical trial sites or the manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter (CRL). An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a CRL is issued, the sponsor must resubmit the NDA addressing all of the deficiencies identified in the letter, or otherwise withdraw the application. Even if responsive data and information are submitted, the FDA may decide that the resubmitted NDA does not satisfy the criteria for approval.
If a product receives regulatory approval, the approved indications for use may more be limited than those initially sought by the Sponsor, which may restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct post-marketing studies to further evaluate the safety or efficacy of the product, and may require additional testing and surveillance programs to monitor the safety of the commercialized product. The FDA may also place other conditions on approval, including the requirement for a Risk Evaluation and Mitigation Strategy (REMS), to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA will not approve an NDA without an approved REMS, if required. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of drug products.
Orphan drug designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers, but does not convey any advantage in or shorten the duration of the regulatory review and approval process.
Additionally, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same approved indication or use within the applicable rare disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity within the protected indication or use, or inability to manufacture the product in sufficient quantities to meet the needs relating to the approved indication or use of patients with the relevant orphan disease or condition. Orphan exclusivity can block the approval of a competing product within the exclusivity-protected indications for seven years if a competitor obtains approval of the “same drug,” as defined by the FDA, for the same indications or uses. However, competitors may obtain approval of different drugs for the same indications or uses for which the orphan product has exclusivity, or obtain approval of the same drug for different indications or uses. In addition, if an orphan designated product receives regulatory approval for a disease or condition broader than what is designated, it may not be entitled to orphan exclusivity.
Expedited Development and Review Programs
The FDA has a number of programs intended to expedite the development or review of a marketing application for an investigational drug. For example, the fast track designation program is intended to expedite or facilitate the process for developing and reviewing product candidates that meet certain criteria. Specifically, investigational drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the application may be eligible for priority review. With regard to a fast track product candidate, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development if preliminary clinical evidence indicates that the product candidate, whether alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior FDA managers.
In addition, an NDA may also be eligible for priority review if the underlying product candidate is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or efficacy compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of a NDA designated for priority review in an effort to facilitate the review. The FDA endeavors to review priority review applications within six months of the filing date as compared to ten months for review of new molecular entity NDAs under current PDUFA review goals.

In addition, depending on the design of the applicable clinical trials, a product candidate may be eligible for accelerated approval. Specifically, drugs intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled confirmatory clinical trials, and may require that such confirmatory trials be underway prior to granting accelerated approval. Drugs receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory trials in a timely manner or if such trials fail to verify the predicted clinical benefit. In addition, the FDA requires as a condition of accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
Post-approval requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval.
Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs and other laws and regulations. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of requirements for post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters, or untitled letters;
•	clinical holds on ongoing or planned clinical studies;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of approvals;
•	product seizure or detention, or refusal to permit the import or export of products;
•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•	mandated modification of promotional materials and labeling and the issuance of corrective information;
•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•	injunctions or the imposition of civil or criminal penalties.

In addition, the FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.
Marketing exclusivity
Regulatory exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications that seek to reference an FDA-approved product. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application (“ANDA”), or an NDA submitted under section 505(b)(2) of the FDCA (505(b)(2) NDA) for another version of such drug where the applicant does not own or have a legal right of reference to such data, if required for approval. However, such applications may be submitted after four years if it contains “Paragraph IV” certification attesting that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid.
The FDCA alternatively provides three years of non-patent exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs referencing the approved application for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA that does not reference the approved application. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. If granted, pediatric exclusivity provides for the attachment of an additional six months of marketing exclusivity to the term of any existing regulatory exclusivity or certain listed patents. Pediatric exclusivity is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve certain applications. A product candidate may be eligible for this six-month period of exclusivity if the NDA sponsor conducts clinical trials in children and submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the product’s active moiety in children. The issuance of a Written Request does not require the sponsor to undertake the described clinical trials. In addition, the clinical trial data do not need to show the product to be effective in the pediatric population studied; rather, the additional protection is granted if the pediatric clinical trial is deemed to have fairly responded to the FDA’s Written Request. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.
FDA Regulation of Companion Diagnostics
Remix believes that certain of its product candidates may require an in vitro diagnostic to identify appropriate patient populations for investigation and/or use of Remix’s product candidates. These diagnostics, often referred to as companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval (“PMA”). Most companion diagnostics for oncology product candidates utilize the PMA pathway.
If use of companion diagnostic is deemed essential to the safe and effective use of a drug product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. According to FDA guidance, for novel product candidates, a companion diagnostic device and its corresponding drug candidate should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. FDA guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device may be considered a significant risk device under the FDA’s Investigational Device Exemption (“IDE”) regulations. In which case, the sponsor of the diagnostic device will be required to submit and obtain approval of an IDE application, and subsequently comply with the IDE regulations. However, according to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of applicable IDE regulations and the IND regulations. The guidance provides that, depending on the details of the study plan and degree of risk posed to subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE.
The FDA has generally required companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic simultaneously with approval of the therapeutic. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality Management System Regulation (“QMSR”), which imposes elaborate testing, control, documentation and other quality assurance requirements.
If the FDA’s evaluation of the PMA application is favorable, the FDA may issue an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If and when the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.
After a device is commercialized, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QMSR, which represents FDA’s cGMP requirements for medical devices. Domestic and foreign facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA.

Other U.S. Regulatory Matters
Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, pricing reporting, and transparency laws and regulations with respect to payments and other transfers of value made to physicians and other healthcare professionals, as well as similar foreign laws in the jurisdictions outside the U.S. Violation of any of such laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement fines, additional reporting requirements and oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in government healthcare programs, and imprisonment.
European Union Drug Development
Similar to the United States, the various phases of non-clinical and clinical research in the European Union (EU) are subject to significant regulatory controls. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of good laboratory practice (GLP) as set forth in EU Directive 2004/10/EC. Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (ICH) guidelines on Good Clinical Practices (GCP) as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
The EU Clinical Trials Regulation (Regulation EU No 536/2014 - CTR), which was adopted in April 2014 and repealed the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database. While the EU Clinical Trials Directive required a separate clinical trial application (CTA), to be submitted in each member state, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR. Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice (GMP).
European Union Drug Review and Approval
In order to market our product candidates in the EU, we must obtain a marketing authorization (MA). In the EEA, which is comprised of the 27 member states of the EU plus Norway, Iceland, and Liechtenstein, medicinal products can only be commercialized after obtaining an MA. There are two types of marketing authorizations: (i) centralized MAs issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA, which are valid throughout the entire territory of the EEA; and (ii) national MAs issued by the competent authorities of individual EU member states through the mutual recognition or decentralized procedures, which are available for products not falling within the mandatory scope of the centralized procedure.
The centralized procedure is based on the opinion of the CHMP of the EMA. The maximum timeframe for the evaluation of a marketing authorization application (MAA), by the EMA under the centralized procedure is 210 days, excluding clock stops. The centralized procedure is mandatory for certain types of products, including orphan medicinal products and medicinal products containing a new active substance indicated for the treatment of cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is also optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.
Before granting the MA, the EMA makes an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops) instead of the standard 210-day timeframe.
Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the PRIority MEdicines (PRIME) scheme, which provides incentives similar to the Breakthrough Therapy designation in the United States. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. The benefits of a PRIME designation include the appointment of a rapporteur before submission of a marketing authorization application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated assessment.
European Union Drug Data and Marketing Exclusivity
In the EU, new products authorized for marketing (i.e., reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted, the data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (SPCs) serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval.
European Union Orphan Medicinal Products
In the EU, orphan designation is granted by the European Commission based on a scientific opinion of the EMA’s Committee for Orphan Medicinal Products. A medicinal product may be designated as orphan if its sponsor can establish that (i) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. The application for orphan designation must be submitted before the application for marketing authorization.
In the EU, orphan designation entitles a party to financial incentives such as reduction of fees, fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Moreover, upon grant of a marketing authorization, orphan medicinal products are entitled to ten years of market exclusivity for the approved therapeutic indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan. However, during such period, marketing authorizations may be granted to a similar medicinal product with the same orphan indication if: (i) the applicant can establish that the second medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the orphan medicinal product grants its consent; or (iii) the marketing authorization holder of the orphan medicinal product is unable to supply sufficient quantities of product. The exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the medicine no longer meets the criteria for orphan designation, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The EU pharmaceutical legislation has been undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products was published on April 26, 2023. The proposed changes were since discussed and negotiated by the European Parliament and the Council of the EU as part of the EU ordinary legislative process. A provisional agreement has been reached by the European Parliament and Council of the EU on the proposed revisions on December 11, 2025. Following positive votes by Member States and the European Parliament on the provisional agreement in March 2026, the proposed revisions (affecting the duration of regulatory data protection and market protection, including for orphan medicinal products, revising the eligibility for expedited pathways, etc.) must now be formally adopted by the Ministers of Health in the Employment, Social Policy, Health and Consumer Affairs Council (EPSCO) and the European Parliament Plenary, currently anticipated in Q4 2026. The proposed changes are not expected to become applicable before Q4 2028 and may however have a significant impact on the pharmaceutical industry and our business in the long term.
Post-Approval Requirements
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA and the European Commission. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance (QPPV) who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs). All new MAAs must include a risk management plan (RMP) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The EMA may also impose specific obligations as a condition of the MA. The advertising and promotion of medicinal products are also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU.
The aforementioned EU rules are generally applicable in the EEA. Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MAs, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
Moreover, in the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. A conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and has to be renewed annually until fulfillment of all the conditions. Once the pending studies are provided, it can become a “standard” MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA ceases to be renewed. Furthermore, MAs may also be granted “under exceptional circumstances” when the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. This may arise in particular when the intended indications are very rare and, in the present state of scientific knowledge, it is not possible to provide comprehensive information.
Regulation of Companion Diagnostics in the EU
The EU regulatory landscape concerning in vitro diagnostic medical devices recently evolved, and continues to undergo legislative changes. On May 26, 2022, the EU In Vitro Diagnostic Medical Devices Regulation (Regulation

(EU) No 2017/746 – IVDR), entered into force, repealing and replacing the EU In Vitro Diagnostic Medical Devices Directive. Unlike directives, the IVDR is directly applicable in all EU member states without the need for member states to further implement it into national law, and is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for in vitro diagnostic medical devices and ensure a high level of safety and health while supporting innovation. Following subsequent legislative changes, European institutions adopted a “progressive” roll-out of the IVDR to prevent disruption in the supply of in vitro diagnostic medical devices. Therefore, the IVDR applies since May 26, 2022 but there is a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the regulation. These requirements are in active implementation and may change as the European Commission adopts additional implementing acts and considers targeted revisions to related IVD rules.
All in vitro diagnostic medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the IVDR, including the requirement that a device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Compliance with the general safety and performance requirements of the IVDR is a prerequisite for European conformity marking (CE mark) without which in vitro diagnostic medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements, manufacturers must undergo a conformity assessment procedure, which varies according to the type of in vitro diagnostic medical device and its (risk) classification. A conformity assessment procedure generally requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.
The regulation of companion diagnostics is subject to further requirements since the IVDR became applicable. The IVDR introduced a new classification system for companion diagnostics, which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics must undergo a conformity assessment by a notified body. Before it can issue an EU certificate, the notified body must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned where the medicinal product falls exclusively within the scope of the centralized procedure for the authorization of medicines, or the medicinal product is already authorized through the centralized procedure, or a marketing authorization application for the medicinal product has been submitted through the centralized procedure. Where a product falls within the scope of the centralized procedure, the EMA opinion on the suitability of the companion diagnostic is required.
In addition, the EU regulatory landscape concerning in vitro diagnostic medical devices continues to undergo legislative changes. On December 16, 2025, the European Commission published a targeted revision proposal of both the EU Medical Devices Regulation and the IVDR to address structural issues, certification delays, and burdens on small and medium-sized enterprises. The proposal entered the ordinary legislative procedure and is currently not expected to be adopted before late 2026 or early 2027. If adopted, the revised framework may impact the conformity assessment process for our companion diagnostic, including potential changes to notified body procedures, the role of expert panels, and the EMA consultation process for companion diagnostics linked to centrally authorized medicinal products.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which Remix may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which Remix or its customers seek reimbursement for Remix’s product candidates can be subject to challenge, reduction or denial by third-party payors.
The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available.

Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product Remix develops may not be possible.
Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, Remix may need to conduct expensive studies in order to demonstrate the medical necessity and cost- effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider Remix’s product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable Remix to maintain price levels sufficient to realize an appropriate return on Remix’s investment in drug development.
In the EU, pricing and reimbursement schemes vary widely from country to country. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. In the EU, governments influence the price of products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Member states are free to restrict the range of pharmaceutical products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of pharmaceutical products for human use. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. Member states may approve a specific price or level of reimbursement for the pharmaceutical product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product to currently available therapies (Health Technology Assessment - HTA). The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU member states. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
On December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e., oncology and advanced therapy medicinal products as of 2025, orphan medicinal products as of 2028, and all other new medicinal products by 2030. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.
Healthcare Reform
In the United States and certain foreign jurisdictions, there have been, and Remix expects there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively the “ACA”) was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to

23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare & Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA.
Other legislative changes have been proposed and adopted since the ACA was enacted. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory cap on drug manufacturers’ Medicaid drug rebate program liability, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.
Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services (“HHS”) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has published the negotiated prices for the initial ten drugs, which went into effect in January 2026, and the subsequent 15 drugs, which will first be effective in 2027, as well as the next set of 15 drugs that will be subject to price negotiations. HHS has issued and will continue to issue guidance implementing the IRA, although the Medicare drug price negotiation program is currently subject to legal challenges. While the impact of the IRA on the pharmaceutical industry cannot yet be fully determined, it is likely to be significant.
The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect Remix’s sales of any product candidate that Remix commercializes.
The Trump administration is also pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how the Trump proposals will be implemented, the Trump policies are likely to have a negative impact on the pharmaceutical industry and on Remix’s ability to receive adequate revenues for any product candidate that Remix commercializes. On the one hand, President Trump threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers entered into confidential pricing agreements with the federal government. In April 2026, the Trump administration issued a proclamation imposing tariffs under Section 232 of the Trade Expansion Act on imports of brand pharmaceuticals, biologics and associated pharmaceutical ingredients, beginning July 31, 2026. Exempted from these tariffs, among others, are companies that have executed or are negotiating agreements with the federal government regarding most favored nation pricing and onshoring of production and research and development. On the other hand, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, and published two proposed regulations in December 2025, referred to as Globe and Guard. If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing. While the impact of the Globe and Guard proposed regulations, if finalized, cannot yet be determined, it is likely to be significant. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and Remix’s business.

Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states, and at least one state board is imposing an upper payment limit. Some states are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution. Some measures are designed to encourage importation from other countries. These types of initiatives may result in additional reductions in Medicare, Medicaid, and other healthcare funding, and may otherwise affect the prices Remix may obtain for its investigational products that receive approval. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. Adoption of other new legislation or regulation at the federal, state, or foreign level could further limit reimbursement for pharmaceuticals, including Remix’s product candidates if approved.
Employees and Human Capital Resources
As of September 30, 2026 , Remix had 46 full-time employees. Of these employees, 33 were engaged in research or product development and clinical activities. None of Remix’s employees are represented by a labor union or covered by a collective bargaining agreement. Remix considers its relationship with its employees to be good.
Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Facilities
Remix’s corporate headquarters are located in Watertown, Massachusetts where Remix leases approximately 43,417 square feet of office and laboratory space pursuant to a lease agreement that expires in December 2032. Remix believes that its facility will be adequate for its long-term needs. If required, Remix believes that suitable additional or alternative space would be available in the future on commercially reasonable terms.
Legal Proceedings
From time to time, Remix may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Remix is not currently a party to any legal proceedings. Regardless of outcome, any proceedings or claims can have an adverse impact on Remix because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

PASSAGE BIO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of Passage Bio’s financial condition and results of operations should be read together with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” and Passage Bio’s consolidated financial statements for the years ended December 31, 2025 and 2024, the six months ended June 30, 2026 and 2025, and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding Passage Bio’s plans, objectives, expectations, intentions and projections. Passage Bio’s actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this proxy statement/prospectus.
Overview
Passage Bio is a clinical stage genetic medicines company that has historically focused on improving the lives of patients with neurodegenerative diseases through the development and advancement of cutting-edge, one-time therapies designed to target critical underlying pathologies in these conditions. As described in the section titled “Recent Developments,” Passage Bio has determined to wind-down its gene therapy programs and, on June 24, 2026, entered into the Merger Agreement with Remix. In connection with the wind-down, Passage Bio has terminated its development services and clinical supply arrangements with Catalent and has given notice to terminate its license with Penn with respect to PBFT02, its former lead product candidate.
Financial Operations Overview
License Agreements
University of Pennsylvania
As a result of the Outlicense Transaction Agreements, as discussed below, Passage Bio restructured its research, collaboration and licensing agreement with the Trustees of the University of Pennsylvania (“Penn”), as amended (the “Penn License Agreement”). Pursuant to the Penn License Agreement, as of July 31, 2024, Passage Bio (i) terminated the funding of discovery research programs; (ii) terminated the research and exploratory research programs; (iii) terminated the remaining eight options Passage Bio had for future central nervous system (“CNS”) indications; (iv) terminated the transaction fee payable to Penn in the event of certain corporate transactions; and (v) retained its then-current exclusive and non-exclusive licenses to its programs in FTD, GM1, Krabbe, and MLD, and certain platform technologies resulting from the discovery programs that Passage Bio funded. As described below, Passage Bio subsequently gave notice to terminate the Penn License Agreement with respect to PBFT02 and its FTD indications.
On June 23, 2026, Passage Bio delivered written notice to Penn to terminate the Penn License Agreement, pursuant to Section 10.2 thereof, solely with respect to its product candidate referred to as PBFT02 for all indications licensed to Passage Bio thereunder for such product candidate, including frontotemporal dementia with granulin mutations (the “PBFT02 Termination”). The PBFT02 Termination will become effective on the date that is 90 days following Penn’s receipt of the notice, after which Passage Bio will no longer have any rights under the Penn License Agreement to develop or commercialize PBFT02. The Penn License Agreement will remain in effect with respect to all non-terminated licensed products.
Gemma - Research, Collaboration and License Agreement
In connection with the transfer of the Outlicensed Programs, on July 31, 2024, Passage Bio entered into a research, collaboration and license agreement with Gemma (the “Gemma Collaboration Agreement”). Pursuant to the Gemma Collaboration Agreement, (i) Gemma conducted certain preclinical and IND application enabling work for Passage Bio’s research program in Huntington’s disease and a paused research program in Temporal Lobe Epilepsy (“TLE”) which were previously being conducted by Penn under the Penn License Agreement and (ii) Gemma granted Passage Bio Options to conduct mutually agreed research programs in four new CNS indications.
The Gemma Collaboration Agreement provided for potential development and sales milestone payments, tiered royalties on net sales of any resulting products, and option exercise fees payable by Passage Bio, in each case contingent on the achievement of future development or commercial events.

On May 21, 2026, Passage Bio provided written notice to Gemma to terminate the Gemma Collaboration Agreement, which termination will become effective in accordance with the terms of the Gemma Collaboration Agreement. Following the effectiveness of the termination, Passage Bio will no longer have any rights to the research programs or the options for new CNS indications previously available to it under the Gemma Collaboration Agreement.
Gemma - Sublicense Agreements and Transition Services Agreement
In connection with the transfer of the Outlicensed Programs to Gemma, in July 2024, Passage Bio entered into the Gemma Sublicenses. On May 7, 2025, Passage Bio agreed to amend each of the Gemma Sublicenses to revise certain financial terms related to the Outlicensed Programs (the “Amended Gemma Sublicenses”). Pursuant to the Amended Gemma Sublicenses, Passage Bio is entitled to receive: (i) an aggregate total of $15.0 million in initial payments for licenses and clinical product supply, of which $10.0 million has been received as of June 30, 2026, and $5.0 million of which was due in March 2026 and has not been received to date; (ii) an additional $5.0 million contingent on Gemma completing certain business milestones; (iii) up to an additional $114.0 million in development and commercial milestone payments; and (iv) single digit royalties as a percentage of annual worldwide net sales in exchange for sublicenses to relevant intellectual property, transfer of regulatory dossiers and transfer of clinical trial materials and product supply related to the Outlicensed Programs. In addition, Gemma is responsible for all payments to Penn related to the Outlicensed Programs under the Penn License Agreement.
The portions of initial payments for licenses and clinical product supply, including $5.0 million that was due in March 2026, and $5.0 million that is not yet due and is contingent on Gemma completing certain business milestones, are not expected to be received by Passage Bio prior to consummation of the mergers with Remix Therapeutics. Consequently, prior to execution of the mergers, Passage Bio expects to distribute contingent value rights to holders of Passage Bio stock, representing the right to receive payments following Passage Bio’s receipt of these payments from Gemma, subject to the terms and conditions of the Contingent Value Rights Agreements.
In addition, Passage Bio entered into the Transition Services Agreement, as amended by the First Amendment to the Transition Services Agreement, dated January 31, 2025, pursuant to which, Passage Bio provided transitional services at cost to Gemma through May 31, 2025, and is entitled to reimbursement for transitional services performed retroactively from March 1, 2024, related to the transfer of the Outlicensed Programs. As of December 31, 2025 and June 30, 2026, Passage Bio collected $7.5 million and $10.0 million, respectively, in initial payments and $4.8 million in transition services payments under these agreements. In addition, Passage Bio has applied $1.5 million in amounts owed to Gemma for the Huntington’s disease program against amounts due to Passage Bio for transition services. The Transition Services Agreement and the Gemma Collaboration Agreement have each been terminated by Passage Bio.
Passage Bio refers to the Amended Gemma Sublicenses, the Transition Services Agreement, and the Gemma Collaboration Agreement, collectively, as the Outlicense Transaction Agreements.
Collaboration and Manufacturing and Supply Agreements
Catalent
Passage Bio had previously entered into a collaboration agreement and a development services and clinical supply agreement (the “Amended Catalent Agreements”) with Catalent Maryland, a unit of Catalent, Inc. acquired by Novo Holdings A/S (“Catalent”) to secure clinical scale manufacturing capacity for batches of active pharmaceutical ingredients for its gene therapy product candidates. Under the terms of the Amended Catalent Agreements, Catalent agreed to manufacture batches of drug product for its gene therapy product candidates.
On June 23, 2026, Passage Bio delivered written notice to Catalent to terminate, pursuant to Section 20.1(b)(ii) thereof, the amended and restated development services and clinical supply agreement, dated November 9, 2023 (one of the Amended Catalent Agreements), in its entirety, effective as of June 23, 2026. Passage Bio determined to terminate this agreement in connection with the wind-down of its gene therapy programs and the proposed Mergers, and Passage Bio was not obligated to pay Catalent any termination fee in connection with the termination.

Components of Results of Operations
Research and Development
Research and development expenses consist primarily of costs incurred in connection with the development of its product candidates. These expenses include:
•	Personnel expenses, including salaries, benefits and share-based compensation expense for employees engaged in research and development functions;
•	Expenses incurred at and for its lab facilities, including rent, utilities, depreciation, amortization and maintenance;
•
Expenses incurred to conduct the necessary preclinical studies and clinical trials required to obtain regulatory approval, including payments to clinical research organizations, “CROs”, and payments to Gemma and Penn for preclinical research and development;

•
Expenses and fees paid to consultants who assist with contract development and manufacturing organizations (“CDMOs”), including the cost of acquiring and manufacturing preclinical trial and clinical trial materials.

Passage Bio tracks outsourced development expenses and other external research and development expenses to specific product candidates on a program-by-program basis, such as fees paid to CROs, CDMOs and research laboratories in connection with its preclinical development, process development, manufacturing and clinical development activities, expenses incurred under its prior collaboration with Penn, and expenses incurred under the Gemma Collaboration Agreement. However, Passage Bio does not track its internal research and development expenses on a program by program basis as they primarily relate to compensation, lab operations and lab facility costs, and other expenses which are deployed across multiple projects under development.
Research and development activities are central to its business model. Product candidates in later stages of clinical development generally have higher development expenses than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, for employees and consultants in executive, finance, accounting, legal, information technology, product strategy, quality, regulatory, operations and human resource functions. General and administrative expenses also include professional and consulting services, headquarters facility costs, including rent, utilities, depreciation, amortization and maintenance, legal expenses related to intellectual property, litigation and corporate matters, insurance expense, expenses related to contract modifications or terminations, software expenses, expenses incurred to engage with patient advocacy organizations, and recruitment related expenses. Passage Bio expects its general and administrative expenses to decrease in the future due to the reduction of leased office facilities and associated asset depreciation, reductions in staff and reductions in professional and consulting services. Passage Bio also expects to incur increased legal and professional fees in the near term in connection with the proposed Mergers and related transaction activities.
Impairment of Long-Lived Assets
Impairment of long-lived assets consists of non-cash impairment charges recorded to its assets. Passage Bio reviews long-lived assets, such as the right of use assets (“ROU Assets”), or property and equipment, for impairments when events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. During the year ended December 31, 2025, Passage Bio recognized impairment expenses related to the ROU assets, property and equipment, net, and certain other assets. During the six months ended June 30, 2026, Passage Bio did not recognize any impairment expenses.
As a result of the announcement in January 2025 to reduce its workforce by 55% and cease its lab operations in Hopewell, New Jersey, Passage Bio reassessed asset groups and evaluated such asset groups for impairment. Passage Bio determined the laboratory equipment was a separate asset group based on management’s implemented plans to sell the laboratory equipment and estimated the fair value of the laboratory equipment based on the estimated future cash flows from the sale of such equipment.

In December 2025, Passage Bio determined an impairment indicator was present for the asset groups related to the Laboratory Lease Agreement at Hopewell, New Jersey. Passage Bio compared the estimated total future undiscounted cash flows to the carrying values, which includes ROU assets and leasehold improvements allocable to the laboratory space for those asset groups. Passage Bio concluded the carrying value was not recoverable for one asset group as it exceeded the estimated undiscounted cash flows.
Other Income (Expense), Net
Other income (expense), net consists of interest earned on its cash equivalents and marketable securities, amortization of premium and discount on its marketable securities, income from subleases, and the sale of certain tax credits.
Results of Operations
Comparison of the Years Ended December 31, 2025 and 2024
The following table sets forth its results of operations for the years ended December 31, 2025 and 2024.

	Year ended December 31,		Change
(in thousands)	2025	2024
Operating expenses:
Research and development	$23,276	$40,179	$(16,903)
General and administrative	19,875	24,988	(5,113)
Impairment of long-lived assets	6,145	5,233	912
Loss from operations	(49,296)	(70,400)	21,104
Other income (expense), net	3,774	5,633	(1,859)
Net loss	$(45,522)	$(64,767)	$19,245

Research and Development Expenses
Research and development expenses decreased by $16.9 million to $23.3 million for the year ended December 31, 2025 from $40.2 million for the year ended December 31, 2024. The decrease was primarily due to the following:
•	a decrease of $4.8 million in wages and benefits due to a lower headcount from its restructuring in January 2025;
•
a decrease of $3.7 million in preclinical research expenses primarily related to the termination of its discovery research obligation under the Penn License Agreement and reduced Huntington’s disease program expenses;

•	a decrease of $2.6 million in facility and other expenses related primarily to decreased depreciation expenses in connection with the disposal of its laboratory equipment;
•
a decrease of $1.9 million in chemistry, manufacturing and control expenses primarily related to reduced costs in connection with the restructuring and ceased operations of the lab in Hopewell, New Jersey;

•	a decrease of $1.7 million in share-based compensation expense related to reductions in headcount;
•	a decrease of $1.3 million in professional fees and consulting expenses; and
•	a decrease of $0.9 million in clinical operations expenses due to decreased activity in the GM1 program partially offset by increased activity supporting the FTD program.
General and Administrative Expenses
General and administrative expenses decreased by $5.1 million to $19.9 million for the year ended December 31, 2025 from $25.0 million for the year ended December 31, 2024. The decrease was primarily due to the following:
•	a decrease of $2.6 million in professional fees and consulting expenses;

•	a decrease of $1.5 million and $1.1 million in wages and benefits and share-based compensation expense, respectively, related to reductions in headcount; and
•	a decrease of $0.8 million in facility and other expenses.
The decrease was partially offset by:
•	an increase of $0.9 million in accruals for the GM1 divestiture fee due to Catalent.
Impairment of Long-Lived Assets
During the year ended December 31, 2025, Passage Bio recorded $6.1 million of impairment expenses related to the Hopewell laboratory space. The impairment charges consisted of $2.6 million of impairment expenses related to laboratory equipment and certain other assets which were revalued and subsequently sold in March 2025; and $2.6 million and $0.9 million related to ROU assets and leasehold improvements, respectively, in connection with impairment testing in December 2025.
During the year ended December 31, 2024, Passage Bio recorded $5.2 million of impairment expenses related to the Hopewell laboratory space. The impairment charges consisted of $2.5 million and $2.3 million recorded to the ROU assets and property and equipment, net, respectively. In addition, Passage Bio recorded $0.4 million of impairment expenses related to property and equipment for certain other assets Passage Bio no longer planned to deploy.
Other Income (Expense), Net
Other income (expense), net decreased by $1.8 million to $3.8 million for the year ended December 31, 2025 from $5.6 million for the year ended December 31, 2024. The decrease was primarily due to the following:
•	a decrease of $2.0 million attributable to interest income and the amortization of premium and discount on its marketable securities; and
•	a decrease of $0.3 million related to the sale of certain tax credits in 2024.
These decreases were partially offset by:
•	an increase of $0.5 million attributable to income from subleases.
Comparison of the Six Months Ended June 30, 2026 and 2025
The following table sets forth the Company’s results of operations for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,		Change
(in thousands)	2026	2025
Operating expenses:
Research and development	$7,436	$13,551	$(6,115)
General and administrative	11,660	10,605	1,055
Impairment of long-lived assets	—	2,637	(2,637)
Net gain on lease termination	(2,577)	—	(2,577)
Loss from operations	(16,519)	(26,793)	10,274
Other income (expense), net	1,139	2,003	(864)
Net loss	$(15,380)	$(24,790)	$9,410

Research and Development Expenses
Research and development expenses decreased by $6.1 million to $7.4 million for the six months ended June 30, 2026 from $13.5 million for the six months ended June 30, 2025. The decrease was primarily due to the following:
•	a decrease of $2.2 million in facility and other expenses related to decreased rent expenses in connection with the Hopewell Lease Termination Agreement;
•	a decrease of $1.6 million in clinical operations expenses due to decreased activity in the FTD and GM1 programs;

•
a decrease of $1.6 million and $0.3 million in wages and benefits and share based compensation expense, respectively, due to a lower headcount following its restructuring in January 2025, partially offset by increased severance costs from the May 2026 restructuring;

•	a decrease of $0.3 million in chemistry, manufacturing and control expenses primarily related to 2025 costs in connection with the restructuring and ceased use of the lab in Hopewell, New Jersey; and
•	a decrease of $0.1 million in professional fees.
General and Administrative Expenses
General and administrative expenses increased by $1.1 million to $11.7 million for the six months ended June 30, 2026 from $10.6 million for the six months ended June 30, 2025. The increase was primarily due to the following:
•	an increase of $2.4 million in professional fees primarily to support the Merger.
These increase was partially offset by:
•
a decrease of $0.4 million and $0.4 million in wages and benefits and share-based compensation expense, respectively, related to reductions in headcount partially offset by increased severance costs; and

•	a decrease of $0.5 million in facility and other expenses related to the termination of the 2005 Market Street Lease Agreement.
Impairment of Long-Lived Assets
During the six months ended June 30, 2026, the Company did not record any impairment expense.
During the six months ended June 30, 2025, the Company recorded $2.6 million of impairment expense related to laboratory equipment and certain other assets which were revalued and subsequently sold from the Hopewell laboratory space.
Net Gain on Lease Termination
During the six months ended June 30, 2026, the Company recorded a $2.6 million net gain on the termination of both the Hopewell Laboratory Lease Agreement and the 2005 Market Street Lease Agreement. The net gain was comprised of a $6.6 million gain on the write-off of assets and liabilities for operating leases offset by a $4.0 million net loss on disposal of property and equipment.
During the six months ended June 30, 2025, the Company did not record any lease termination gain or loss.
Other Income (Expense), Net
Other income (expense), net decreased by $0.9 million to $1.1 million for the six months ended June 30, 2026 from $2.0 million for the six months ended June 30, 2025. The decrease was due to a $0.8 million decrease in interest income and the amortization of premium and discount on the Company’s marketable securities and a $0.1 million decrease in sublease income.
Liquidity and Capital Resources
Overview
Passage Bio has incurred significant operating losses and negative cash flows from operations since its inception and, as of June 30, 2026, had an accumulated deficit of $720.1 million. Passage Bio expects to continue to incur net losses and negative cash flows from operations for the foreseeable future. As of June 30, 2026, Passage Bio had cash and cash equivalents of $24.2 million, which Passage Bio expects may not be sufficient to fund its operating expenses and capital expenditure requirements for at least the twelve months following the date its financial statements are issued. As a result, substantial doubt exists about Passage Bio’s ability to continue as a going concern within one year after the date that the financial statements included elsewhere in this proxy statement/prospectus are issued. Passage Bio’s ability to continue as a going concern will depend on its ability to complete the Mergers and the Concurrent Financing or otherwise obtain substantial additional funding. There can be no assurance that Passage Bio will be able to complete the Mergers or the Concurrent Financing on a timely basis, on acceptable terms, or at all.

Funding Requirements
Passage Bio’s primary use of cash is to fund operating expenses, most significantly research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when Passage Bio pays these expenses, as reflected in the change in its outstanding accounts payable, accrued expenses and prepaid expenses.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, Passage Bio is unable to estimate the exact amount of its operating capital requirements. Passage Bio’s future funding requirements will depend primarily on its ability to complete the proposed transaction with Remix.
Passage Bio will need additional funds to meet operational needs and capital requirements for clinical trials, other research and development expenditures, and business development activities. Passage Bio currently has no credit facility or committed sources of capital. Because of the numerous risks and uncertainties associated with the development and commercialization of its product candidates, Passage Bio is unable to estimate the amounts of increased capital outlays and operating expenditures associated with its current and anticipated clinical studies.
If the Company does not complete the proposed transaction with Remix and until such time, if ever, as Passage Bio can generate substantial product revenue, Passage Bio expects to finance its operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that Passage Bio raises additional capital through the sale of equity or convertible debt securities, existing stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect existing stockholders’ rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If Passage Bio raises additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Passage Bio may have to relinquish valuable rights to its technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to Passage Bio. If Passage Bio pursues a reverse merger or other business combination transaction, Passage Bio may be subject to significant transaction costs, Passage Bio's stockholders may experience substantial dilution, Passage Bio's management team may change, and Passage Bio may not achieve the anticipated benefits of such a transaction.
On March 5, 2021, Passage Bio entered into a Sales Agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”) relating to the applicable terms of at-the-market equity offerings (the “ATM Facility”), pursuant to which Passage Bio may, but are not obligated to, offer and sell, from time to time, shares of its common stock with an aggregate offering price up to $125.0 million through Cowen, as sales agent in the ATM Facility. Passage Bio issued 300,000 shares of common stock under the ATM Facility, resulting in net proceeds of $8.7 million, after deducting offering costs of $0.3 million in March 2024. As a result of its public float as of January 9, 2026, Passage Bio is currently limited to $21.1 million in its capacity to offer and sell shares of its common stock under the Sales Agreement pursuant to the prospectus supplement to its shelf registration statement on Form S-3, filed on March 5, 2025. As of June 30, 2026, $15.8 million of capacity remains available to be sold under the ATM Facility.
Cash Flows
The following table shows a summary of its cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2026	2025	2025	2024
Cash provided by (used in) operating activities	$(22,168)	$(20,177)	$(31,509)	$(47,956)
Cash provided by (used in) investing activities	20	40,216	40,216	54,946
Cash provided by (used in) financing activities	—	14	23	8,874
Net increase (decrease) in cash and cash equivalents	$(22,148)	$20,053	$8,730	$15,864

Net Cash Provided by (Used in) Operating Activities
During the year ended December 31, 2025, Passage Bio used $31.5 million of net cash in operating activities, primarily to fund its operations related to the development of its product candidates and related general and administrative support activities. Cash used in operating activities reflected its net loss of $45.5 million, which was partially offset by a net decrease in its operating assets of $4.0 million and net non-cash charges of $10.0 million primarily related to depreciation, amortization, share-based compensation, amortization of premium and discount, net, impairment of long-lived assets, and other non-cash items.
During the year ended December 31, 2024, Passage Bio used $48.0 million of net cash in operating activities, primarily to fund its operations related to the development of its product candidates and related general and administrative support activities. Cash used in operating activities reflected its net loss of $64.8 million, which was partially offset by a net decrease in its operating assets of $4.2 million and net non-cash charges of $12.6 million primarily related to depreciation, amortization, share-based compensation, amortization of premium and discount, net, and impairment of long-lived assets.
During the six months ended June 30, 2026, Passage Bio used $22.2 million of net cash in operating activities. Cash used in operating activities reflected a net loss of $15.4 million, a decrease in its operating assets of $5.5 million, and net non-cash adjustments of $1.3 million related to the net gain on lease terminations, partially offset by depreciation, amortization and share-based compensation. The primary uses of cash were to fund its operations related to the development of its product candidates and the payment of lease termination fees in connection with the Hopewell Lease Termination Agreement and the 2005 Market Street Lease Termination Agreement.
During the six months ended June 30, 2025, Passage Bio used $20.2 million of net cash in operating activities. Cash used in operating activities reflected a net loss of $24.8 million and a decrease in its operating assets of $0.3 million, partially offset by non-cash charges of $4.9 million related to depreciation, amortization, share-based compensation, amortization of premium and discount, net, and impairment of long-lived assets. The primary use of cash was to fund its operations related to the development of its product candidates.
Net Cash Provided by (Used in) Investing Activities
During the year ended December 31, 2025, Passage Bio had sales and maturities of $39.0 million in marketable securities and received $1.2 million related to the sale of property and equipment in connection with ceased operations of the lab in Hopewell, New Jersey.
During the year ended December 31, 2024, Passage Bio purchased $88.2 million in marketable securities and had sales and maturities of $143.2 million in marketable securities.
During the six months ended June 30, 2026, Passage Bio received de minimis cash proceeds related to the sale of property and equipment.
During the six months ended June 30, 2025, Passage Bio had sales and maturities of $39.0 million in marketable securities and received cash proceeds of $1.2 million related to the sale of property and equipment and certain other assets.
Net Cash Provided by (Used in) Financing Activities
During the year ended December 31, 2025, Passage Bio received de minimis proceeds from the issuance of common stock under its Employee Stock Purchase Plan (the “ESPP”).
During the year ended December 31, 2024, Passage Bio received $8.7 million in net proceeds from the issuance of common stock under the ATM Facility. Passage Bio received gross proceeds of $9.0 million, net of offering costs of $0.3 million. Passage Bio received $0.2 million in proceeds from the issuance of common stock under the ESPP and exercises of employee stock options.
During the six months ended June 30, 2026, Passage Bio had no gross receipts or outflows of cash related to financing activities.
During the six months ended June 30, 2025, Passage Bio received de minimis proceeds from the issuance of common stock under the ESPP.
Contractual Obligations and Other Commitments
Passage Bio previously leased approximately 37,000 square feet of office space in Philadelphia, Pennsylvania, under a lease dated April 10, 2020 (the “Market Street Lease Agreement”). On May 22, 2026, Passage Bio and the landlord entered into a lease termination agreement pursuant to which the 2005 Market Street Lease Agreement was terminated and Passage Bio paid a termination fee of $2.3 million.

Passage Bio previously leased approximately 62,000 square feet of laboratory space in Hopewell, New Jersey under a lease dated December 15, 2020 (the “Hopewell Lease”). On March 4, 2026, Passage Bio and the landlord entered into a lease termination agreement pursuant to which the Hopewell Lease was terminated and Passage Bio agreed to pay a termination fee of approximately $4.8 million, plus accrued rent through February 14, 2026.
Under the exclusive relationship under the Amended Catalent Agreements, following certain conditional events related to the divestiture by Passage Bio of either FTD or GM1, Passage Bio would pay Catalent certain fees. In the event of certain transactions, Passage Bio may terminate the Amended Catalent Agreements for convenience with respect to such products, in which case, Passage Bio would pay Catalent a certain termination fee.
The outlicense and completed transition of GM1 to Gemma under the Outlicense Transaction Agreements, is deemed by Catalent to be a divestiture under the Amended Catalent Agreements. As such, Passage Bio was required to make payment of $0.9 million to Catalent which has been paid as of June 30, 2026.
These contractual obligations and commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Payments due upon cancellation consisting only of payments for services provided or expenses incurred, including noncancelable obligations of its service providers, up to the date of cancellation are not included as the amount and timing of such payments are not known.
The contractual obligations and commitments above do not include any potential milestone or royalty payments that Passage Bio may be required to make under the Penn License Agreement. Under the Amended Gemma Sublicenses, Gemma will be responsible for all potential milestone and royalty payments to Penn for the Outlicensed Programs.
The contractual obligations and commitments above do not include any potential milestone or royalty payments that Passage Bio may be required to make under the Gemma Collaboration Agreement.
Critical Accounting Policies and Estimates
Passage Bio’s management’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles.
The preparation of these financial statements requires Passage Bio to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in its financial statements. On an ongoing basis, Passage Bio evaluate its estimates and judgments, including those related to long-lived assets and accrued expenses. Passage Bio base its estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While its significant accounting policies are described in more detail in Note 3 to its audited financial statements included elsewhere in this proxy statement/prospectus, Passage Bio believes the following accounting policies are the most critical to the judgments and estimates used in the preparation of its financial statements.
Long-Lived Assets
Passage Bio assesses long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Passage Bio measures the recoverability of assets that Passage Bio will continue to use in its operations by comparing the carrying value of the asset groups to its estimate of the related total future undiscounted net cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the asset group is considered to be impaired.
In the event the carrying value exceeds the future undiscounted net cash flows, Passage Bio estimates the fair values using either the income approach, market approach, or a combination of the two. The income approach is based on the present value of future cash flows of each asset group, while the market approach is based on industry and economic conditions, including estimates on prevailing prices and rates for similar assets. The approaches are asset group specific and may incorporate a number of market participant assumptions in assessing fair value including future growth rates, discount rates, and market activity. Passage Bio measures the impairment by comparing the difference between the asset group’s carrying value and its fair value. Long-lived assets are considered a non-financial asset and are recorded at fair value only if an impairment charge is recognized. Impairments are determined for groups of assets related to the lowest level of identifiable independent cash flows.

During the year ended December 31, 2025, Passage Bio recorded impairments of long-lived assets (ROU asset, property and equipment, net, and certain other assets) of $6.1 million. The impairment charges consisted of $2.6 million of impairment expenses to property and equipment, net, and certain other assets in connection with the January 2025 restructuring and ceasing its lab operations in Hopewell, New Jersey and $2.6 million and $0.9 million recorded to the ROU assets and property and equipment, net, respectively in connection with the December 2025 impairment testing related to the Hopewell laboratory space. As of December 31, 2025, Passage Bio had property and equipment, net of $4.1 million and ROU assets of $10.2 million recorded on its balance sheet.
During the year ended December 31, 2024, Passage Bio recorded impairments of long-lived assets (ROU assets, property and equipment, net, and certain other assets) of $5.2 million primarily due to impairment testing in connection with the Hopewell laboratory space.
The Company did not recognize any impairment expenses for long-lived assets for the six months ended June 30, 2026.
Actual future net cash flows are uncertain, subject to risks, and may change depending upon several factors, including industry or economic trends. If its estimates of future net cash flows differ from actual future net cash flows, its estimates of fair value could materially change. Additionally, future events or changes in circumstances could indicate the carrying value of its long-lived assets may not be recoverable and lead to future impairments.
Research and Development Expenses
Research and development costs are expensed as incurred and consist primarily of employee-related expenses, including salaries, benefits, and share-based compensation, as well as expenses incurred with contract research organizations, contract manufacturing organizations, internal analytical and testing activities, and preclinical and discovery expenses through its collaboration arrangements with Penn and Gemma.
Passage Bio makes estimates of its external accrued research and development expenses, which primarily relates to activities performed by its contract research organizations and contract manufacturing organizations, as of each balance sheet date in its financial statements based on an estimate of progress to completion of specific tasks using facts and circumstances known to Passage Bio at that time. Passage Bio determines the estimates by reviewing contracts, vendor agreements and change orders, invoicing to date, reviewing vendor provided supporting documentation and through discussions with its internal personnel and external service providers as to the progress to completion of services and the agreed-upon fee to be paid for such services.
Actual costs and estimates of progress to completion of its contract research organizations and contract manufacturing organizations are uncertain, subject to risks and may change depending upon a number of factors, including its enrollment levels and status of its clinical trials, and timing of its manufacturing activities. Such estimates are uncertain given the level of visibility Passage Bio has towards the activities of its contract research organizations and contract manufacturing organizations. If the actual timing of the performance of services or the level of effort varies from the estimate, Passage Bio will adjust the accrual and related expenses accordingly.
License and Other Revenue
Passage Bio may enter into license agreements and transition services agreements under which Passage Bio may license rights to research, develop, manufacture, and commercialize its product candidates to third parties, and provide transition services for such licenses. Payments under these arrangements may include non-refundable, upfront fees, reimbursement of certain costs, payments upon the achievement of certain milestones, and royalties on product sales.
Passage Bio applies the Financial Accounting Standards Board’s Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) when all of the following criteria are met, to determine a valid contract exists: (i) the parties have approved the contract and are committed to perform their respective obligations; (ii) Passage Bio can identify each party’s rights regarding the goods or services to be transferred; (iii) Passage Bio can identify the payment terms for the goods or services to be transferred; (iv) the contract has commercial substance; and (v) Passage Bio will collect substantially all of the consideration to which Passage Bio will be entitled in exchange for the goods or services that will be transferred to the customer. Once it is determined that a valid contract exists, Passage Bio performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including consideration of the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations on a relative stand-alone selling price basis; and (v) recognition of revenue when (or as)

Passage Bio satisfy each performance obligation. As part of the accounting for these arrangements, Passage Bio must use its judgment to determine the number of performance obligations, the transaction price, the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price, the contract term and pattern of satisfaction of the performance obligations. Passage Bio uses judgment to determine whether milestones or other variable consideration, except for certain sales-based milestone payments and royalties, should be included in the transaction price as described further below.
At the inception of each arrangement that includes milestone payments, Passage Bio evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method set forth in ASC 606. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within its control or the licensee, such as those subject to regulatory approvals, are not considered probable of being achieved until those approvals are received. Passage Bio evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, Passage Bio reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjust its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the statements of operations in the period of adjustment.
For customer contracts in the scope of ASC 606, amounts due to Passage Bio are recorded as accounts receivable on its balance sheet when its right to consideration is unconditional. Amounts received prior to satisfying the related performance obligations are classified on its balance sheet as current deferred revenue if expected to be recognized as revenue within 12 months following the balance sheet date and as deferred revenue, net of current portion, if amounts are not expected to be recognized as revenue within the 12 months following the balance sheet date. Passage Bio does not evaluate a contract for a significant financing component if payment is expected within one year or less from the transfer of promised items to the customer.
Recent Accounting Pronouncements
See Note 3 to its financial statements included elsewhere in this proxy statement/prospectus for a description of recent accounting pronouncements applicable to its financial statements.
Quantitative and Qualitative Disclosure about Market Risk
Passage Bio is exposed to market risks in the ordinary course of its business. Passage Bio’s primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because its investments are in marketable securities. Passage Bio’s marketable securities are subject to interest rate risk and could fall in value if market interest rates increase. However, Passage Bio believes that its exposure to interest rate risk is not significant as the majority of its investments are short-term in duration and due to the low risk profile of its investments, a 10% change in interest rates would not have a material effect on the total market value of its investment portfolio. Passage Bio has the ability to hold its marketable securities until maturity, and therefore Passage Bio would not expect its operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on its investments.
As of December 31, 2025 and June 30, 2026, Passage Bio held $46.3 million and $24.2 million, respectively, in cash and cash equivalents, all of which was denominated in U.S. dollar assets, and consisting primarily of cash accounts in banking institutions and investments in money market funds.
Passage Bio is exposed to market risk related to changes in foreign currency exchange rates, as a result of entering into transactions denominated in currencies other than U.S. dollars. Due to the uncertain timing of expected payments in foreign currencies, Passage Bio does not utilize any forward exchange contracts. All foreign transactions settle on the applicable spot exchange basis at the time such payments are made. For the year ended December 31, 2025 and the six months ended June 30, 2026, a majority of its expenditures were denominated in U.S. dollars. A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on its financial statements.
Inflation may affect Passage Bio by increasing its cost of labor, cost of external services, and cost of external goods and raw materials. Passage Bio does not believe that inflation has had a material effect on its business, financial condition or results of operations for any period presented herein.

REMIX MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read with our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026, and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus, our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Remix is a clinical stage biopharmaceutical company focused on small molecule approaches to reprogramming ribonucleic acid (“RNA”), potentially offering new treatment options to patients with devastating diseases. Remix's proprietary approach identifies small molecules that have the potential to impact the expression of disease driving messenger RNA (“mRNA”) and proteins, which could allow Remix to address previously undruggable targets.
We received clearance from the U.S. Food and Drug Administration (the “FDA”) for our Investigational New Drug (“IND”) applications for REM-422 in adenoid cystic carcinoma (“ACC”) and acute myeloid leukemia (“AML”). REM-422 is currently being evaluated in a Phase 1/2 clinical trial in patients with recurrent, metastatic or unresectable ACC and in a Phase 1 clinical trial in patients with AML or high-risk myelodysplastic syndrome (“HR-MDS”). In May 2024, we announced that the first patients had been enrolled and dosed in both trials. In October 2025, we announced positive preliminary data from the Phase 1 portion of our ACC clinical trial, and in March 2026, the FDA granted Fast Track designation to REM-422 for the treatment of patients with recurrent, metastatic or unresectable ACC whose tumors express Myeloblastosis (“MYB”) transcripts containing a poison exon. Remix completed an End-of-Phase 1 (“EOP1”) meeting with the FDA on March 27, 2026. The FDA authorized Remix to proceed with an ongoing Phase 2 study with proposed key elements, including: recommended dose, the use of the MYB poison exon biomarker as a potential companion diagnostic (developed in collaboration with Tempus AI), and single arm study design for potential registration. At the EOP1 meeting, FDA provided recommendations that have been incorporated into the study including using patient-reported outcome measures. Subject to the results of the Phase 2 study, an NDA submission is targeted as early as the second half of 2027 and Remix is preparing for potential commercial readiness in 2028. In May 2026, we announced positive data from the Phase 1/2 ARIA study of REM-422 in patients with ACC. Beyond REM-422, we have discovery and preclinical efforts across oncology, immunology and neurodegenerative targets, including targets being pursued through collaboration arrangements.
Since our inception in 2019, we have devoted substantially all of our efforts and financial resources to organizing and staffing, business planning, raising capital, discovering product candidates, establishing and protecting our intellectual property portfolio, and conducting discovery, research and development activities for our current or future product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from issuances of our convertible preferred stock and convertible promissory notes, and revenue received under our collaboration arrangements. Through June 30, 2026, we have received gross proceeds of $154.8 million from issuances of our convertible preferred stock, $120.1 million of proceeds received in connection with convertible promissory notes, $42.0 million from our collaboration agreement with F. Hoffmann-La Roche Ltd (“Roche Basel”) and Hoffmann-La Roche Inc. (“Roche US”), together referred to as Roche, and $45.8 million from our collaboration agreement with Janssen Pharmaceutica NV (“Janssen”).

We have incurred significant operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our current or future product candidates. We reported net losses of $35.4 million and $40.5 million for the six months ended June 30, 2026 and 2025, respectively. We had net losses of $73.7 million and $69.1 million for the years ended December 31, 2025 and 2024, respectively. As of June 30, 2026, we had cash and cash equivalents of $39.4 million and an accumulated deficit of $327.4 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. In addition, we expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:
•	advance our MYB program through clinical development;
•	advance the development of our other small molecule research programs;
•	expand our pipeline of product candidates through our own research and development efforts;
•	seek to discover and develop additional product candidates;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure to commercialize any approved product candidates;
•	contract to manufacture any approved product candidates;
•	expand our clinical, scientific, management and administrative teams;
•	maintain, expand, protect, and enforce our intellectual property portfolio, including patents, trade secrets and know how;
•	implement operational, financial and management systems; and
•	operate as a public company.
We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates and do not enter into a commercialization partnership, we expect to incur significant expenses to develop our internal commercialization capability to support commercial sales, marketing and distribution. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not achieve or sustain profitability. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and may be forced to reduce or terminate our operations.
We have limited capital resources and expect that our cash and cash equivalents, including amounts received from issuances of convertible promissory notes, will not be sufficient to fund our operating expenses, capital expenditure requirements and obligations, for the twelve months following the date the unaudited condensed consolidated financial statements are issued. As a result, we have concluded that there is substantial doubt about our ability to continue as a going concern within one year from the date that these unaudited condensed consolidated financial statements are issued.
Our plans to obtain additional funding include (1) a reverse merger and concurrent private placement in public equity (“PIPE”) financing, (2) financing alternatives (e.g., equity financing, royalty arrangements, business development financing, etc.), or (3) both. Refer to Note 23 of our audited financial statements. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient financing on terms acceptable to us to fund continuing operations, if at all. If we are unable to obtain financing, we may be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. As a result, we have concluded that our plans do not alleviate the substantial doubt about our ability to continue as a going concern.

As of June 30, 2026, we had cash and cash equivalents of $39.4 million. As of September 2, 2026, the issuance date of the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026, we expect our cash and cash equivalents will fund our operating expenses and capital expenditure requirements into the fourth quarter of 2026 without giving effect to the Mergers and the remaining Concurrent Financing, as defined below.
Beyond that point, we will need to raise additional capital to finance our operations, which cannot be assured. Although management believes that the Mergers and remaining Concurrent Financing, if completed, would provide sufficient liquidity to fund the combined company’s operations beyond the one-year look-forward period, management cannot conclude that the completion of these transactions is probable as of the financial statement issuance date, as their successful execution depends on approvals and actions by third parties that are outside of management’s control. This raises substantial doubt about our ability to continue as a going concern within one year of the issuance date of the unaudited condensed consolidated financial statements. See Note 1 of our unaudited condensed consolidated financial statements for additional information on our assessment. Similarly, in our audited financial statements for the year ended December 31, 2025, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations since inception, expectation of generating operating losses for the foreseeable future and need for additional capital to finance our future operations raise substantial doubt about our ability to continue as a going concern.
Proposed Mergers and Concurrent Financing
On September 2, 2026, Passage Bio, Inc., a Delaware corporation (“Passage Bio”), and Remix entered into an amended and restated agreement and plan of merger, (the “Merger Agreement ”or the “Amended and Restated Merger Agreement”), pursuant to which, among other matters, Peregrine Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Passage Bio (“Merger Sub”), will merge with and into Remix, with Remix surviving as a wholly owned subsidiary of Passage Bio (the “First Merger”), and immediately following thereof, Remix will merge with and into Peregrine Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Passage Bio (“Merger Sub II”), with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio ( the “Second Merger” and, together with the First Merger, the “Mergers”). In connection with the Mergers, Passage Bio will change its name to Remix Therapeutics, Inc. (together with its subsidiaries following the Mergers, the “combined company”). The Amended and Restated Merger Agreement amended and restated the Agreement and Plan of Merger entered into by Passage Bio, Merger Sub and Remix on June 24, 2026 (the “Original Merger Agreement”) and an agreement that was executed concurrently pursuant to which Remix had agreed to sell, and investors had agreed to purchase, Remix Common Stock for an aggregate purchase price of approximately $70.0 million (the “Original Subscription Agreement”).
Prior to the Effective Time, certain Remix securityholders will exchange certain shares of Remix common and preferred stock, certain convertible notes, including certain 2026 Notes described below, and certain warrants for pre-funded warrants to purchase Remix common stock pursuant to exchange agreements executed September 2, 2026 (the “Exchange Agreements”). In connection with the Mergers, Passage Bio will change its name to “Remix Therapeutics, Inc.” Subject to the terms and conditions of the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each then outstanding share of Remix’s common stock (including shares of common stock issued upon conversion of Remix’s preferred stock, shares of Remix’s common stock issued upon conversion of Remix’s convertible notes and net exercise of certain Remix warrants, in each case to the extent not exchanged pursuant to the Exchange Agreements, and shares of Remix’s common stock issued in the Concurrent Financing described below) will be converted into the right to receive a number of shares of Passage Bio’s common stock based on an estimated exchange ratio calculated in accordance with the Merger Agreement. Following the Mergers, the pre-funded warrants issued will represent the right, upon exercise, to purchase Passage Bio common stock. The combined company is expected to be led by Remix’s management team and will focus on developing small molecule therapeutics to modulate RNA processing and address the underlying drivers of disease.
Concurrently with entering into the Merger Agreement, Remix entered into a new subscription agreement (the “Subscription Agreement”). The Subscription Agreement provided that Remix will issue a combination of Remix Common Stock and pre-funded warrants for an aggregate purchase price of $70.0 million in lieu of issuing only Common Stock. In connection with the Original Merger Agreement, Remix also entered into a convertible promissory note purchase agreement (the “2026 Notes Agreement”) for the sale of approximately $30.0 million aggregate principal amount of convertible notes (the “2026 Notes”) that will convert into shares of Remix common stock at a conversion price equal to the price per share paid by investors in the subscription financing. In June 2026, we received $30.0 million in proceeds from the 2026 Notes. The notes remain outstanding as of the financial statement issuance date, and conversion is contingent upon the closing of the Mergers.
The sale of common stock and pre-funded warrants pursuant to the Subscription Agreement and the issuance of the 2026 Notes pursuant to the 2026 Notes Agreement are expected to result in aggregate gross proceeds to Remix of approximately $100.0 million (the “Concurrent Financing”), of which $30.0 million was received in June 2026 related to the 2026 Notes. The issuance of Remix common stock and pre-funded warrants pursuant to the Subscription Agreement and the conversion of the 2026 Notes into shares of Remix common stock and pre-funded warrants are contingent on and will occur immediately prior to the Effective Time. Shares of Remix common stock issued in the Concurrent Financing will be converted into shares of Passage Bio common stock at the Effective Time in accordance with the terms of the Merger Agreement.
The Mergers are expected to close in the fourth quarter of 2026 and is subject to approval by the stockholders of Remix and Passage Bio as well as other customary closing conditions, including the effectiveness of a registration statement filed with the Securities and Exchange Commission (“SEC”) in connection with the transaction.
Macroeconomic and Geopolitical Considerations
Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment including, but not limited to, rising inflation, rising interest rates, the risk of a recession and other ongoing global conflicts. Inflationary pressures and broader macroeconomic conditions have not had a material impact on our R&D expenses or clinical trial costs during the periods presented, though we continue to monitor these conditions. While we are closely monitoring the impact of the current macroeconomic conditions on all aspects of our business, including the impacts on our clinical trial participants, employees, suppliers, vendors and collaboration partners, the ultimate extent of the long-term impact on our business remains highly uncertain and will depend on future developments and factors that continue to evolve. We will continue to evaluate the nature and extent of the potential impacts to our business, results of operations, liquidity and capital resources.
Components of Our Results of Operations
Collaboration Revenue
To date, we have not generated any revenue from product sales as we do not currently have any product candidates approved for commercial sales in any country. All revenue to date has been derived from our collaboration agreements.
Collaboration Revenue, Janssen
In February 2022, we entered into an exclusive collaboration and license agreement with Janssen to discover small molecule compounds that modulate targets for the treatment of diseases and conditions in the fields of oncology and immunology. We entered into this agreement with the intention of utilizing our proprietary drug discovery platform to identify compounds for collaboration targets. We received an upfront cash payment of $45.0 million upon execution of the agreement, and were eligible to receive additional development, regulatory, and sales-based milestone payments as well as tiered royalties upon the achievement of specific events. We received an additional $0.8 million for costs incurred as part of the collaboration related to a specific target that was subsequently reimbursed by Janssen.
We concluded that the arrangement was within the scope of Accounting Standards Codification (“ASC”) 606 (“ASC 606”), Revenue from Contracts with Customers, and not ASC 808, Collaborative Arrangements (“ASC 808”), because the relationship represents a vendor-customer relationship. We identified one combined performance obligation consisting of the license and research services, including related participation in joint governance activities and information-sharing obligations, as the promises were not distinct within the context of the contract. See “Critical Accounting Policies and Significant Judgments and Estimates — Revenue Recognition for Collaboration Arrangements” for further information.
We received notice of termination of the agreement with Janssen (the “Janssen Agreement”) in July 2026, which will be effective on August 30, 2026. As such, we will recognize the remaining deferred revenue balance associated with the Janssen Agreement during the quarter ending September 30, 2026. We will not recognize any additional collaboration revenue under the Janssen Agreement.

Collaboration Revenue, Roche
In December 2023, we and F. Hoffmann-La Roche Ltd. (“Roche”) entered into a research collaboration and license agreement (the “Roche Agreement”) for the discovery and development of small molecule therapeutics that modulate RNA processing using the REMaster drug discovery platform, pursuant to which we granted Roche: (a) an exclusive license under certain of our intellectual property rights to develop, manufacture and commercialize compounds, any products containing such compounds and any companion diagnostics for such products for all fields of use worldwide, provided that such license excludes any rights to our platform technology; and (b) an exclusive license under any jointly developed intellectual property solely in conjunction with the development, manufacture or commercialization of such product. We are responsible for certain discovery and preclinical activities, and Roche will be responsible for development and commercialization of any licensed compounds and licensed products arising under each research program.
As consideration for the licenses granted under the Roche Agreement, Roche made an upfront payment of $30.0 million. We are also eligible to receive from Roche (a) preclinical, clinical, commercial and sales milestone payments of up to $1.0 billion and (b) tiered royalties.
We concluded that the relationship represents a vendor-customer relationship, and that ASC 606 is the appropriate accounting literature to apply. See “Critical Accounting Policies and Significant Judgments and Estimates — Revenue Recognition for Collaboration Arrangements” for further information.
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates and the development of our programs and platform. Research and development expenses also include the costs incurred by us under the Janssen Agreement and Roche Agreement. We expense research and development costs as incurred. These expenses include:
•	employee-related expenses, including salaries, related benefits and stock-based compensation expense, for employees engaged in research and development functions;
•
expenses incurred in connection with research and the preclinical development of our product candidates, including under agreements with third parties, such as consultants and contract research organizations (“CROs”);

•
the cost of manufacturing drug products for use in our clinical trials and preclinical studies, including under agreements with third parties, such as consultants and contract manufacturing organizations (“CMOs”);

•	laboratory supplies and other research materials; and
•	facilities, depreciation and other expenses related to research and development activities, which include direct or allocated expenses for rent, utilities and maintenance of facilities and insurance.
We separately track the direct research and development expenses for our MYB program, which primarily consist of external costs and fees paid to consultants, CROs and research laboratories in connection with our clinical development activities. To date, external research and development costs for any individual program or product candidate have been tracked commencing when we nominate the first product candidate in the program. Prior to that time, such costs are classified as unallocated platform and discovery external costs.
We do not allocate employee-related costs, external costs associated with our platform and discovery efforts, costs of laboratory supplies, and other internal or indirect costs to specific product development programs because these costs are deployed across multiple programs under development and our platform technology and, as such, are not separately classified. The total costs of our discovery efforts and projects are included in unallocated employee-related expenses as well as platform and discovery external costs.
We utilize CROs for our research and development activities and CMOs for our manufacturing activities, as we do not have our own manufacturing facilities. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. This process involves reviewing open contracts and purchase orders, communicating with the respective personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the goods have been delivered or the services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered.
Product candidates in later stages of development generally have higher development costs than those in earlier stages. As a result, we expect that our research and development expenses will increase substantially over the next several years as we advance our current or future product candidates through preclinical studies into and through clinical trials, continue to discover and develop additional product candidates, expand, maintain, protect and enforce our intellectual property portfolio, and hire additional research and development personnel.
The successful development of our current and future product candidates is highly uncertain, and we do not believe it is possible at this time to accurately project the nature, timing and estimated costs of the efforts necessary to complete the development of, and obtain regulatory approval for, any of our current or future product candidates. To the extent our product candidates continue to advance into initial clinical trials as well as advance into larger and later-stage clinical trials, our expenses will increase substantially and may become more variable. The duration, costs and timing of preclinical studies and clinical trials and development of our current product candidates are subject to numerous uncertainties and will depend on a variety of factors, including:
•	successful and timely completion of clinical development of REM-422 and preclinical and clinical development of other research programs and any other future programs;
•	establishing and maintaining relationships with CROs and clinical sites for the clinical development of REM-422 and any other future programs;
•	timely receipt of regulatory approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;
•	developing an efficient and scalable manufacturing process for our product candidates, including obtaining finished products that are appropriately packaged for sale;
•
establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide products and services adequate in both quantity and quality to support clinical development and meet the market demand for our product candidates, if approved;

•	successful commercial launch following any regulatory approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;
•	a continued acceptable safety profile following any regulatory approval of our product candidates;
•	commercial acceptance of our product candidates by patients, the medical community and third-party payors;
•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;
•	identifying, assessing and developing new product candidates;
•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;
•	defending against third-party interference or infringement claims, if any;
•	entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;
•	obtaining and maintaining coverage and adequate reimbursement by third-party payors for our product candidates;
•	addressing any competing therapies and technological and market developments; and
•	attracting, hiring and retaining qualified personnel.
Any of these factors could significantly impact the costs, timing and viability associated with the development of our current or future product candidates. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. In addition, we may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses
General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation for our personnel in executive, finance and administrative functions; professional fees for accounting, auditing, tax, intellectual property and legal services; and consultant fees. General and administrative expenses also include facilities, depreciation and other expenses related to general and administrative activities, which include direct or allocated expenses for rent, utilities, infrastructure, corporate insurance, information technology and office expenses.
We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development of our current and future product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company. We expect to incur additional intellectual property-related expenses as we file patent applications to protect our innovations resulting from research and development activities.
2025 Restructuring
In July 2025, we implemented a strategic restructuring and reprioritization plan to reduce operating costs and preserve capital, which included a reduction of approximately 20% of our workforce (the “2025 Restructuring”). We recognized $0.9 million of restructuring charges, consisting primarily of severance and related benefits, which are included in general and administrative expenses and research and development expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025. The 2025 Restructuring was completed as of December 31, 2025.
Other (Expense) Income
Change in Fair Value of Convertible Notes Payable, Warrant Liabilities, and Contingent Tranche Liability
In December 2023, we entered into a convertible promissory note and warrant purchase agreement (the “2023 Notes Agreement”) with multiple investors pursuant to which we agreed to issue and sell to the lenders convertible promissory notes (the “2023 Notes”) and warrants to purchase capital stock of the Company (the “2023 Warrants”). The 2023 Notes Agreement provided for multiple closings, including the initial closing of up to $25.0 million and the milestone closing of up to $40.1 million (the “Milestone Closing”), which was contingent upon achievement of certain development milestones prescribed by the 2023 Notes Agreement.
We accounted for the 2023 Notes under the fair value method of accounting, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss at each reporting date. Therefore, no bifurcation of embedded features within the 2023 Notes is required. The convertible notes payable, the warrant liability and the contingent tranche liability were each determined to be separate freestanding financial instruments under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”).
On November 14, 2025, we entered into the first amendment to the 2023 Notes Agreement pursuant to which the maturity date of the 2023 Notes was amended to the earlier of December 22, 2025 or immediately prior to the initial closing under the 2025 Notes Agreement, as defined below. As a result, the outstanding 2023 Notes converted into shares of Series B preferred stock immediately prior to the initial closing of the 2025 Notes.
Additionally, on November 14, 2025, we entered into a convertible promissory note and warrant purchase agreement (the “2025 Notes Agreement”), with multiple investors pursuant to which we agreed to issue and sell to the lenders convertible promissory notes (“2025 Notes”) and warrants to purchase shares (the “2025 Warrants”). The 2025 Notes Agreement provided for multiple closings, including an initial tranche of $15.0 million in December 2025 (the “First Tranche Closing”) and a second tranche of $15.0 million in March 2026 (the “Second Tranche Closing”). The second tranche represented an obligation to issue additional notes and warrants upon the satisfaction of the milestone closing conditions and was initially recorded at its fair value of $0.5 million, estimated using a Monte Carlo simulation model, and was presented as a contingent tranche liability on the consolidated balance sheets as of December 31, 2025. The Second Tranche Closing was completed in March 2026, at which time the contingent tranche liability was settled.
We accounted for the 2025 Notes under the fair value method of accounting, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss at each reporting date. Therefore, no bifurcation of embedded features within the 2025 Notes is required. The convertible notes payable, the warrant liability and the contingent tranche liability were each determined to be separate freestanding financial instruments under ASC 480.

On June 24, 2026, we entered into the 2026 Notes Agreement pursuant to which we agreed to issue and sell convertible promissory notes with an aggregate principal amount of $30.0 million. The 2026 Notes were issued on June 29, 2026, bear interest at 8.0% per annum and mature on June 29, 2027. The outstanding principal and accrued interest under the 2026 Notes are convertible into equity securities upon the occurrence of certain financing, public company and other specified events. Unless the holders of a majority of the outstanding principal amount elect otherwise, the 2026 Notes automatically convert into Series C preferred stock immediately prior to maturity. The 2026 Notes Agreement did not provide for the issuance of warrants or other separate securities.
We elected the fair value option under ASC 825, Financial Instruments, to account for the 2026 Notes in their entirety, with changes in fair value recognized in other (expense) income in our consolidated statements of operations and comprehensive loss at each reporting date. Accordingly, separate accounting for the embedded conversion, redemption and other features was not required. The 2026 Notes Agreement did not provide any separate freestanding instruments, such as warrants or contingent tranche rights.
Interest Income
Interest income consists of interest earned on our cash, cash equivalents and restricted cash, which include unrestricted deposits with financial institutions in checking and money market accounts.
Other (Expense) Income, Net
Other (expense) income, net consists of miscellaneous income and expense items unrelated to our core operations.
Income Taxes
We maintain a full valuation allowance against deferred tax assets, but may record current tax expense or benefit.
Results of Operations
Comparison of the six months ended June 30, 2026 and 2025
The following table summarizes our results of operations for the six months ended June 30, 2026 and 2025 (in thousands):

	Six Months Ended June 30,		$ Change
	2026	2025
Collaboration revenue	$2,314	$1,475	$839
Operating expenses:
Research and development	25,043	30,987	(5,944)
General and administrative	9,122	8,567	555
Total operating expenses	34,165	39,554	(5,389)
Loss from operations	(31,851)	(38,079)	6,228
Other (expense) income:
Change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, related party	(3,793)	(3,330)	(463)
Interest income	211	916	(705)
Other expense, net	(2)	(17)	15
Total other expense, net	(3,584)	(2,431)	(1,153)
Loss before income taxes	(35,435)	(40,510)	5,075
Income tax expense	13	22	(9)
Net loss and comprehensive loss	$(35,448)	$(40,532)	$5,084

Research and Development Expenses
The following table summarizes our research and development expenses for the periods indicated (in thousands):

	Six Months Ended June 30,		$ Change
	2026	2025
Direct research and development:
MYB program	$13,537	$11,252	$2,285
Other preclinical programs	2,583	6,723	(4,140)
Unallocated research and development expenses:
Personnel costs (including stock-based compensation)	4,956	8,028	(3,072)
Facilities, laboratory supplies and other	3,967	4,984	(1,017)
Total research and development expenses	$25,043	$30,987	$(5,944)

Research and development expenses were $25.0 million for the six months ended June 30, 2026, compared to $31.0 million for the six months ended June 30, 2025. The decrease in total research and development expenses of approximately $6.0 million was primarily attributable to the following:
•	The decrease of $4.1 million in other preclinical programs was primarily due to the 2025 Restructuring and reprioritization of our preclinical programs from 2025 to further support our MYB program;
•	The decrease in personnel-related costs of $3.1 million was primarily due to the 2025 Restructuring, which reduced our workforce by approximately 20% period over period;
•
The decrease of $1.0 million in facilities, laboratory supplies and other costs which was primarily due to decreased spending on laboratory supplies in line with the prioritization of resources to our MYB program; and

•
Partially offsetting these decreases was an increase of $2.3 million in direct research and development costs related to our MYB program due to increased clinical and manufacturing spend to support our Phase 1/2 clinical trial activities, partially offset by lower discovery costs.

General and Administrative Expenses
General and administrative expenses were $9.1 million for the six months ended June 30, 2026, compared to $8.6 million for the six months ended June 30, 2025. The increase of approximately $0.6 million was primarily attributable to an increase in professional fees associated with the Mergers and Concurrent Financing.
Other (Expense) Income
Change in Fair Value of Convertible Notes Payable, Warrant Liabilities and Contingent Tranche Liability
In December 2023, November 2025, March 2026, and June 2026, we issued convertible notes and corresponding warrants and contingent tranches, as applicable, to various new and existing investor groups (see Note 9 of our audited financial statements). We elected to record the convertible notes, warrants, and contingent tranche liabilities at fair value upon issuance and to subsequently remeasure each freestanding instrument at fair value at the end of each reporting period with the change in fair value being recorded as a component of other (expense) income in our consolidated statements of operations and comprehensive loss.
The change in fair value of the convertible promissory notes, warrant liability and settlement of the contingent tranche liability was $3.8 million for the six months ended June 30, 2026, compared to $3.3 million for the six months ended June 30, 2025. The increase in the change in fair value was primarily attributable to the change in fair value of the 2023 warrant liability related to the proposed merger and concurrent financing, in addition to the contingent tranche liability related to the Second Tranche Closing settling in March 2026.
Interest Income
Interest income was $0.2 million for the six months ended June 30, 2026, compared to $0.9 million for the six months ended June 30, 2025. The decrease was primarily due to a decrease in our cash, cash equivalents and restricted cash balance.

Comparison of the years ended December 31, 2025 and 2024
The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,		$ Change
	2025	2024
Collaboration revenue	$3,310	$4,827	$(1,517)
Operating expenses:
Research and development	52,593	58,492	(5,899)
General and administrative	15,056	15,152	(96)
Total operating expenses	67,649	73,644	(5,995)
Loss from operations	(64,339)	(68,817)	4,478
Other (expense) income:
Change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, related party	(10,814)	(3,518)	(7,296)
Interest income	1,293	3,224	(1,931)
Other (expense) income, net	(27)	22	(49)
Total other expense, net	(9,548)	(272)	(9,276)
Loss before income taxes	(73,887)	(69,089)	(4,798)
Income tax benefit (expense)	182	(50)	232
Net loss and comprehensive loss	$(73,705)	$(69,139)	$(4,566)

Research and Development Expenses
The following table summarizes our research and development expenses for the periods indicated (in thousands):

	Year Ended December 31,		$ Change
	2025	2024
Direct research and development:
MYB program	$20,095	$18,877	$1,218
Other preclinical programs	9,983	13,948	(3,965)
Unallocated research and development expenses:
Personnel costs (including stock-based compensation)	13,321	14,902	(1,581)
Facilities, laboratory supplies and other	9,194	10,765	(1,571)
Total research and development expenses	$52,593	$58,492	$(5,899)

Research and development expenses were $52.6 million for the year ended December 31, 2025, compared to $58.5 million for the year ended December 31, 2024. The decrease in total research and development expenses of $5.9 million was primarily attributable to the following:
•
The decrease of $4.0 million in collaboration programs and other preclinical programs was primarily due to prioritization of resources to our MYB program to further advance our clinical trial over our platform programs;

•
The decrease in personnel-related costs of $1.6 million, including a decrease of $0.4 million in stock-based compensation expense, was primarily due to the 2025 Restructuring, which reduced our workforce by approximately 20%;

•
The decrease of $1.6 million in facilities, laboratory supplies and other costs which was primarily due to decreased spending on laboratory supplies in line with the prioritization of resources to our clinical program; and

•
Partially offsetting these decreases was an increase of $1.2 million in direct external costs of our MYB program due to increased clinical spend from our Phase 1 clinical trial activities, partially offset by decreases in preclinical and manufacturing activities.

General and Administrative Expenses
General and administrative expenses were $15.1 million for the year ended December 31, 2025, compared to $15.2 million for the year ended December 31, 2024. The decrease of $0.1 million was primarily attributable to a decrease of $0.2 million in professional fees, primarily due to decreases in legal fees, partially offset by an increase of $0.1 million in personnel-related costs due to the 2025 Restructuring.
Other (Expense) Income
Change in Fair Value of Convertible Notes Payable, Warrant Liabilities and Contingent Tranche Liability
In December 2023 and November 2025, we issued convertible notes and corresponding warrants and contingent tranches to various new and existing investor groups (see Note 9 of our consolidated financial statements). We elected to record the convertible notes, warrants, and contingent tranche liabilities at fair value upon issuance and to subsequently remeasure each freestanding instrument at fair value at the end of each reporting period with the change in fair value being recorded as a component of other (expense) income in our consolidated statements of operations and comprehensive loss.
The change in fair value of the convertible promissory notes, warrant liability and contingent tranche liability was $10.8 million for the year ended December 31, 2025, compared to $3.5 million for the year ended December 31, 2024. The increase in the change in fair value was primarily attributable to the conversion of the convertible notes payable in November 2025, compared to the change in fair value of the contingent tranche liability prior to settlement in the comparable period in 2024. See Note 9 of our audited financial statements for further information on the changes in fair value during the periods presented.
Interest Income
Interest income was $1.3 million for the year ended December 31, 2025, compared to $3.2 million for the year ended December 31, 2024. The decrease was primarily due to a decrease in our cash, cash equivalents and restricted cash balance.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have devoted substantially all of our efforts and financial resources to organizing and staffing our company, raising capital, discovering product candidates, protecting our intellectual property portfolio, and conducting discovery, research and development activities. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from issuances of our convertible preferred stock and convertible promissory notes, and revenue received under our collaboration arrangements. As of June 30, 2026, we had cash and cash equivalents of $39.4 million and an accumulated deficit of $327.4 million. We expect our cash and cash equivalents will fund our operating expenses and capital expenditure requirements into the fourth quarter of 2026 without giving effect to the Mergers and remaining Concurrent Financing, after which we will need to raise additional capital to finance our operations, which cannot be assured and raises substantial doubt about our ability to continue as a going concern. Absent completion of the Mergers and the Concurrent Financing or another source of substantial additional funding, we do not expect our existing cash and cash equivalents to be sufficient to fund our operations through the achievement of clinical or regulatory milestones described below, and we would need to significantly curtail, delay, or terminate our research and development activities.
After giving effect to the Proposed Merger and the receipt of approximately $65.2 million of net proceeds from the Concurrent Financing, we would have had approximately $107.0 million in cash and cash equivalents on a pro forma basis as of June 30, 2026. Upon the completion of the proposed Merger and the Concurrent Financing, based on our current operating plan, we believe that our existing cash and cash equivalents should be sufficient to fund the combined company’s operations into 2028. We expect these resources to fund:
•
the continued development of REM-422, including the potentially registrational Phase 2 portion of the ARIA study in ACC and, subject to the results of such study and interactions with the FDA, through a potential NDA submission for REM-422 in ACC, which is currently targeted as early as the second half of 2027;

•
the advancement of the clinical development of REM-422 in AML and HR-MDS, including the continued development and completion of the Phase 1 to define RP2D and evaluate monotherapy and combination potential; and

•	the continued advancement of our preclinical and discovery programs, including our MYC-dysregulated cancer program.
We do not expect these resources to be sufficient to fund the commercial launch of REM-422, if approved, and we will require additional capital to fund such activities. Accordingly, our ability to reach the milestones described above depends on the completion of the Mergers and the Concurrent Financing or our obtaining another source of substantial additional capital.
Our recent financing activities include the issuance of convertible promissory notes and related warrants to existing investors, including investors affiliated with members of our board of directors who are deemed to be related parties. In December 2023, we entered into the 2023 Notes Agreement with multiple investors, including existing related-party investors. In November 2025, the outstanding 2023 Notes converted into shares of Series B preferred stock pursuant to their contractual terms, and we entered into the 2025 Notes Agreement exclusively with existing related-party investors, which was recorded at fair value. In June 2026, we entered into the 2026 Notes Agreement with multiple investors, including related-party investors, along with the Original Merger Agreement and Original Subscription Agreement, and in September 2026 we entered into the amended and restated Subscription Agreement for the Concurrent Financing. See “—Proposed Mergers and Concurrent Financing.”
We entered into the 2023 Notes Agreement, 2025 Notes Agreement, and 2026 Notes Agreement to fund our operating expenses and capital expenditure requirements, including our discovery, research and development activities, at times when we determined that these financing structures represented available sources of capital. Through December 31, 2025, we received $15.0 million in proceeds from related parties under the 2025 Notes Agreement, and during the six months ended June 30, 2026, we received an additional $15.0 million in proceeds from related parties upon the second tranche closing under the 2025 Notes Agreement as well as $30.0 million from the issuance of the 2026 Notes. A portion of the proceeds from the issuance of the 2026 Notes were from related parties. We expect that we may seek additional financing from these or other related parties in the future, on terms that have not yet been determined, to fund our operations beyond the fourth quarter of 2026. There can be no assurance that any such financing will be available on acceptable terms, or at all.
Cash flows for the six months ended June 30, 2026 and 2025
The following table summarizes our sources and uses of cash for each of the periods presented (in thousands):

	Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(28,741)	$(37,507)
Net cash provided by (used in) investing activities	45	(36)
Net cash provided by financing activities	44,371	49
Net increase (decrease) in cash, cash equivalents and restricted cash	$15,675	$(37,494)

Operating Activities
During the six months ended June 30, 2026, net cash used in operating activities of $28.7 million was primarily due to a net loss of $35.4 million, partially offset by changes in operating assets and liabilities of $0.4 million and adjustments for non-cash items of $6.3 million. The change in operating assets and liabilities was largely driven by an increase in accrued expenses and other current liabilities of $5.0 million, partially offset by a decrease in deferred revenue of $2.3 million upon recognition of revenue related to the collaboration agreements during the period and an increase in prepaid expenses and other assets of $1.8 million, which further decreased net cash used in operating activities. The non-cash items included $3.8 million for the change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, as well as $1.4 million in depreciation and amortization expense and $0.8 million in stock-based compensation expense.
During the six months ended June 30, 2025, net cash used in operating activities of $37.5 million was primarily due to a net loss of $40.5 million and changes in operating assets and liabilities of $3.3 million, partially offset by adjustments for non-cash items of $6.3 million. The change in operating assets and liabilities was largely driven by the decrease in accounts payable and deferred revenue of $2.1 million and $1.5 million, respectively. The non-cash items included $3.3 million for the change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, as well as $1.6 million in depreciation and amortization expense and $1.3 million in stock-based compensation expense.
Investing Activities
During the six months ended June 30, 2026, net cash provided by investing activities was less than $0.1 million, consisting primarily of proceeds from the sale of property and equipment.
During the six months ended June 30, 2025, net cash used in investing activities was less than $0.1 million, consisting of purchases of property and equipment.
Financing Activities
During the six months ended June 30, 2026, net cash provided by financing activities was $44.4 million, consisting of the proceeds from issuance of the second tranche of the 2025 Notes and the 2026 Notes, partially offset by the associated issuance costs.
During the six months ended June 30, 2025, net cash provided by financing activities was less than $0.1 million and related to proceeds from the exercise of stock options.
Cash flows for the years ended December 31, 2025 and 2024
The following table summarizes our sources and uses of cash for each of the periods presented (in thousands):

	Year Ended December 31,
	2025	2024
Net cash used in operating activities	$(64,053)	$(22,113)
Net cash used in investing activities	(48)	(449)
Net cash provided by financing activities	14,755	48,502
Net (decrease) increase in cash, cash equivalents and restricted cash	$(49,346)	$25,940

Operating Activities
During the year ended December 31, 2025, net cash used in operating activities of $64.1 million was primarily due to a net loss of $73.7 million and changes in operating assets and liabilities of $6.7 million, partially offset by adjustments for non-cash items of $16.3 million. The change in operating assets and liabilities was largely driven by the decrease in deferred revenue of $3.3 million upon recognition of revenue related to the collaboration agreements during the period, as well as decreases of $2.5 million and $1.1 million related to accrued expenses and other liabilities and operating lease liabilities, respectively. The non-cash items included $10.8 million for the change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, as well as $3.2 million in depreciation and amortization expense and $2.1 million in stock-based compensation expense.
During the year ended December 31, 2024, net cash used in operating activities of $22.1 million was primarily due to a net loss of $69.1 million, partially offset by changes in operating assets and liabilities of $38.0 million and adjustments for non-cash items of $9.0 million. The change in operating assets and liabilities was largely driven by a decrease in accounts receivable of $29.8 million and an increase in deferred revenue of $7.2 million, both related to collaboration agreements. The non-cash items included $3.5 million for the change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, as well as $3.3 million in depreciation and amortization expense and $2.3 million in stock-based compensation expense.
Investing Activities
During the year ended December 31, 2025, net cash used in investing activities was less than $0.1 million, resulting from purchases of property and equipment.
During the year ended December 31, 2024, net cash used in investing activities was $0.4 million due to purchases of property and equipment partially offset by proceeds from the sale of property and equipment.

Financing Activities
During the year ended December 31, 2025, net cash provided by financing activities was $14.8 million, consisting primarily of net proceeds from the issuance of the 2025 convertible notes payable, warrants, and contingent tranche liability.
During the year ended December 31, 2024, net cash provided by financing activities was $48.5 million, consisting primarily of net proceeds from the issuance and sale of the second tranche of our 2023 convertible notes payable and warrants.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our preclinical activities and planned clinical trials for our current or future product candidates in development. We are seeking to complete the proposed Mergers with Passage Bio as well as complete the issuance of Remix common stock in the Concurrent Financing to raise additional capital. Following the completion of the proposed Mergers and the Concurrent Financing, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on the progress, costs, design, results of and timing of our planned and ongoing preclinical studies and clinical trials;
•
the willingness of the FDA or applicable foreign authorities to accept the data from clinical trials, as well as data from our planned and ongoing preclinical studies and clinical trials and other work, as the basis for review and approval of our product candidates;

•	the outcome, costs and timing of seeking and obtaining FDA and applicable foreign regulatory approvals;
•	the number and characteristics of product candidates that we pursue;
•	our need to expand our R&D capabilities;
•
the costs and timing associated with manufacturing our product candidates, and if such product candidates receive regulatory approval, establishing commercial supplies and sales, marketing, and distribution capabilities;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third party payors and adequate market share and revenue for any approved products;
•	patients’ willingness to pay out of pocket for any approved products in the absence of coverage and/or adequate reimbursement from third party payors;
•
our efforts to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense, and enforcement of any patents or other intellectual property rights;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;
•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;
•	the costs associated with operating as a public company;
•	the economic and other terms, timing of and success of our current and any future collaborations, licensing or other arrangements into which we may enter in the future; and
•	the timing, receipt, and amount of sales from our product candidates, if approved.
Accordingly, we will require substantial additional funding to continue our operations.
Upon the completion of the proposed Mergers and the Concurrent Financing, based on our current operating plan, we believe that our existing cash and cash equivalents should be sufficient to fund the combined company’s operations into 2028. Management based its projections of operating capital requirements on our current operating plan, which includes several assumptions that may prove to be incorrect, and we may use all of our available capital resources sooner than we expect. Until such time, if ever, as we can generate sufficient product revenue to support our operations, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. We may be required to raise additional funds sooner than planned. However, there can be no assurance that we will be able to raise additional capital on favorable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our common stockholders and the rights of the stockholders of the combined organization.
Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements as defined in Item 303(b) of Regulation S-K that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.
Contractual Obligations and Commitments
Leases
As of June 30, 2026 and December 31, 2025, we had future minimum operating lease payment obligations under non-cancelable leases of $31.6 million and $33.8 million, respectively. Our operating lease expires in December 2032.
Other Contractual Obligations
We enter into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies, drug supply, clinical trials, manufacturing, testing and other services. These contracts do not contain minimum purchase commitments and are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation. The amount and timing of such payments are not known.
Critical Accounting Policies and Significant Judgments and Estimates
Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements for the year ended December 31, 2025, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.
Convertible Notes Payable, Warrant Liabilities and Contingent Tranche Liability
We elected to account for our convertible promissory notes and associated instruments at fair value under ASC 825, Financial Instruments. We also classify certain warrants and contingent tranches issued in connection with our convertible note financings and line of credit as liabilities. The convertible notes payable, warrant liabilities, and contingent tranche liabilities are recorded at fair value at issuance and remeasured at fair value at each reporting date, with changes in fair value recognized in other (expense) income, net in the consolidated statements of operations and comprehensive loss.
We estimate the fair value of our convertible notes payable and associated freestanding instruments using a Monte Carlo simulation model until such time as the number of underlying shares is fixed or determinable. The Monte Carlo simulation model requires significant judgment and the use of unobservable inputs, including assumptions related to the timing and probability of potential conversion, financing, liquidity or other exit events, the fair value of our underlying equity securities, expected volatility, expected term, risk-free interest rates and expected dividends. Because we are a privately held company, certain of these assumptions are inherently subjective and may differ materially from actual results.
We consider the fair value measurement of our convertible notes payable, warrant liabilities, and contingent tranche liabilities to be a critical accounting estimate because changes in the assumptions used in the valuation models could have a material impact on the fair value of the liabilities and the amount of non-cash gains or losses recognized in our results of operations. A significant increase in the probability or timing of a financing, conversion or liquidity event, an increase in the fair value of our underlying equity securities, an increase in expected volatility or a change in the expected term or risk-free interest rate could result in materially different fair value measurements.
Revenue Recognition
We account for the Janssen Agreement and Roche Agreement in accordance with ASC 606 to measure progress of the collaborations over time. We measure progress using a proportional performance measure based on actual research and development costs incurred relative to total estimated research and development costs to be incurred by us under the respective agreements. We account for the consideration we receive under the Janssen Agreement and Roche Agreement as collaboration revenue in our consolidated statements of operations and comprehensive loss based on our progress towards completion of our research activities under the research plan. The unrecognized portion of consideration received under the Janssen Agreement and Roche Agreement is recorded as deferred revenue in our consolidated balance sheets.
The critical estimate in measuring such progress is the estimation of the total costs to complete our remaining obligations under the Janssen Agreement and Roche Agreement. This includes a number of estimates and assumptions which contemplate both objective and subjective factors. Primary inputs to the estimate to complete our remaining performance obligations include the estimated internal personnel costs and third-party costs to support research and development activities of multiple potential targets. We forecast third-party costs to support research and development activities based on the requirements under the research plan, historical experience and negotiated rates with vendors.
Our estimates may vary relative to actual costs incurred for various reasons including the number of targets being pursued, changes in scope, feedback from regulators, developments in the science over the term of the research plan and changes in costs for supplies, consumables and other materials needed for the collaboration. We actively monitor these estimates relative to actual costs incurred and update our forecasts when and as necessary. These variances represent changes in estimates and may result in material changes in recognition of deferred revenue over the term of the collaboration.
Research and Development Expenses
As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves estimating the level of services performed and the associated cost incurred for services when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed on a predetermined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. At each period end, we corroborate the accuracy of such estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include those related to fees paid to:
•	vendors in connection with discovery and preclinical development activities;

•	CROs in connection with preclinical studies, testing and planned clinical trials; and
•	CMOs in connection with the production of preclinical and clinical trial materials.
We record the expense and accrual related to external research and development based on our estimates of the services received and efforts expended considering a number of factors, including our knowledge of the progress towards completion of the research and development activities; invoicing to date under contracts; communication from our vendors, including CROs, CMOs and other companies of any actual costs incurred during the period that have not been invoiced; and the costs included in the contracts and purchase orders. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.
Stock-Based Compensation
We measure all stock-based awards granted to employees, directors and non-employees based on the award’s fair value on the date of grant. We issue stock-based awards to employees and directors with both service-based vesting conditions and performance-based vesting conditions. We recognize the expense for service-based awards on a straight-line basis over each award’s requisite service period, which is generally the vesting period. For awarded stock options with performance-based vesting conditions, we recognize expense over the requisite service period commencing when the achievement of the related performance condition is first estimated to be probable, with a cumulative catch-up adjustment recognized in the period such change occurs. For stock-based awards granted to non-employee consultants, compensation expense is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally over the vesting period of the award.
The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model, which uses as inputs the fair value of our common stock and assumptions that we make for the volatility of our common stock, the expected term of the stock options, the risk-free interest rate for a period that approximates the expected term of the stock options and the expected dividend yield.
Due to the lack of a public market for the trading of our common stock prior to the completion of our transaction, and a lack of company-specific historical and implied volatility data, we base the estimate of expected volatility on the historical volatilities of a representative group of publicly traded guideline companies. For these analyses, we select companies with comparable characteristics and with historical share price information that approximates the expected term of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of our stock options. We will continue to apply this method until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We estimate the expected term of our stock options granted to employees and directors using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The expected dividend yield is assumed to be zero as we have no current plans to pay any dividends on common stock. We have elected to use the expected term for stock options granted to non-employees, using the simplified method, as the basis for the expected term assumption. However, we may elect to use either the contractual term or the expected term for stock options granted to non-employees on an award-by-award basis.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 of our audited financial statements.

Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Our cash and cash equivalents consist of cash held in readily available checking accounts, money market funds and money market accounts. We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operations.
Foreign Currency
We contract with vendors in foreign countries, including countries in Europe and the Asia Pacific. We are therefore subject to fluctuations in foreign currency rates in connection with these agreements. We do not hedge our foreign currency exchange rate risk.
Net realized and unrealized gains and losses from foreign currency transactions are reported in other (expense) income, net, in the statements of operations and comprehensive loss. The impact of foreign currency costs on our operations has been nominal for all periods presented.
Inflation Risk
Inflation generally affects us by increasing our labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.
Concentration of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalents at financial institutions that we believe have high credit quality and we do not believe that such funds are exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. We place our cash with reputable financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the limit of $250,000. Deposits held may exceed the amount of insurance provided by the FDIC.

MANAGEMENT FOLLOWING THE MERGERS
Executive Officers and Directors
Executive Officers and Directors of the Combined Company Following the Mergers
The combined company’s board of directors will initially consist of Linda C. Bain, Scott Biller, Ph.D., Maria Koehler, M.D., Ph.D., Michael Landsittel, Matthew R. Patterson, and Peter G. Smith, Ph.D., who currently serve on the Remix board of directors, and Peter Colabuono. The staggered structure of the current Passage Bio board of directors will remain in place for the combined company following the completion of the Mergers. The Remix board of directors has determined that each of the directors, other than Dr. Smith, meet the Nasdaq independence requirements.
The following table lists the names and ages, as of September 30, 2026, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Mergers:
Executive Officers:

NAME	AGE	POSITION
Peter G. Smith, Ph.D.	51	President, Chief Executive Officer, and Director
Heather Wasserman, Ph.D.	52	Chief Operating Officer and Chief Business Officer
Charles Michaud, Jr.	59	Interim Chief Financial Officer (principal accounting and financial officer)
Mythili Koneru, M.D., Ph.D.	49	Chief Medical Officer
Dominic Reynolds, Ph.D.	50	Chief Scientific Officer
Nicole Sweeny	51	Chief Commercial Officer

Non-Employee Directors:

NAME	AGE	POSITION
Matthew R. Patterson	55	Chairman
Linda C. Bain	56	Director
Scott Biller, Ph.D.	70	Director
Peter Colabuono	45	Director
Maria Koehler, M.D., Ph.D.	70	Director
Michael Landsittel	54	Director

Executive Officers
Peter G. Smith, Ph.D. has served as the President of Remix since July 2019 and as the Chief Executive Officer since August 2021. From August 2019 to August 2021, he also served as the Chief Scientific Officer. He has served as a member of the Board of Directors of Remix since March 2020. He previously served as Chief Scientific Officer at H3 Biomedicine, a precision oncology company. Prior to H3 Biomedicine, Dr. Smith was at Takeda and Millennium Pharmaceuticals from 2004 to 2011. He received his Ph.D. from Newcastle University and completed post-doctoral training at Dana Farber Cancer Institute and the University of Leeds. He also sits on the Board of Directors of Ryvu Therapeutics and is an advisor to several drug discovery companies. Dr. Smith’s leadership experience at Remix and his expertise in biotechnology and oncology drug discovery and development qualify him to serve on the combined company’s board of directors.
Heather Wasserman, Ph.D. has served as the Chief Business Officer of Remix since March 2021. She is responsible for corporate business development and operations at Remix. She joined Remix after seven years at Eli Lilly, where she gained extensive business knowledge while heading up immunology search and evaluation, emerging technologies and innovations and most recently global corporate business development during her tenure there. Prior to Eli Lilly, she was a research scientist at Human Genome Sciences. Dr. Wasserman received a Ph.D. from the University of Georgia, and went on to complete a postdoctoral fellowship at Emory University.
Charles Michaud, Jr. has served as the Head of Finance of Remix since January 2026. Prior to joining Remix, he served as Vice President, Finance from March 2024 to September 2025 at Mythic Therapeutics, Inc. Prior to this, Mr. Michaud served as the Vice President of Finance at Homology Medicines, Inc. from January 2023 and

March 2024, and as Sr. Director, Corporate Controller at Homology from June 2020 to January 2023. Prior to joining Homology, Mr. Michaud was Corporate Controller for AOBiome Therapeutics, from April 2019 to June 2020. Prior to joining AOBiome Therapeutics, Mr. Michaud served as Controller and Director FP&A at Selecta Biosciences. Mr. Michaud started his career at Deloitte & Touche LLP in the audit and assurance function. Mr. Michaud obtained his B.Sc. in Management, his B.Sc. in Accounting from the University of Massachusetts, and his Master of Business Administration from Boston University. Mr. Michaud is a licensed CPA.
Mythili Koneru, M.D., Ph.D. has served as Remix’s Chief Medical Officer since January 2026. She was most recently Chief Medical Officer at Legend Biotech from April 2023 to October 2025 where she was responsible for overseeing all clinical development and medical affairs activities. Prior to that role, Dr. Koneru was initially SVP of Clinical Development February 2019 to November 2019 before becoming the Chief Medical Officer of Marker Therapeutics from December 2019 to April 2023, leading development of cellular therapies and peptide vaccines in its immune-oncology portfolio. Dr. Koneru served as Associate Vice President of Immuno-Oncology at Eli Lilly and also served as Senior Medical Director of Early Phase Clinical Development at Eli Lilly. Prior to Eli Lilly, Dr. Koneru was an oncology fellow in the laboratory of Dr. Renier Brentjens at Memorial Sloan-Kettering Cancer Center, where she developed adoptive T cell therapies for both leukemia and solid tumors in early phase clinical trials. Dr. Koneru earned her bachelor’s degree in biology from the University of Chicago, her doctorate degree in Tumor Biology from New York University, and her medical degree from Robert Wood Johnson Medical School.
Dominic Reynolds, Ph. D. has served as Chief Scientific Officer of Remix since February 2024, as SVP Head of Drug Discovery from May 2022 to February 2024 and started at Remix at its inception as SVP Head of Chemistry from September 2019 to May 2022. Prior to joining Remix, Dr. Reynolds served as a consultant to two seed-stage companies at Third Rock Ventures and as VP, Head of Chemistry at H3 Biomedicine, a company he joined on day one. Prior to that, Mr. Reynolds worked at Forma Therapeutics, where he also joined on the first day, and he started his career at Millennium Pharmaceuticals. He received his Ph.D. in synthetic chemistry from the University of Cambridge and conducted postdoctoral training at Harvard University where he focused on natural product synthesis.
Nicole Sweeny has served as Chief Commercial Officer of Remix since September 2026. Prior to joining Remix, Ms. Sweeny served as Chief Commercial Officer of KalVista Pharmaceuticals, Inc. from July 2023 until June 2026. Prior to this, Ms. Sweeny served as Chief Commercial Officer at Praxis Precision Medicines, Inc. from August 2020 until April 2023. Prior to Praxis, Ms. Sweeny was at Takeda Pharmaceuticals, where she served as Vice President, Franchise Head, Rare Diseases from February 2019 to July 2020. Prior to Takeda, Ms. Sweeny served in several roles at Shire Pharmaceuticals plc (later acquired by Takeda Pharmaceuticals Company Limited) from August 2010 to January 2019, including Vice President, Head of US Marketing from September 2017 to January 2019 and Vice President, Global Product Strategy Lead from December 2016 to August 2017. Prior to joining Shire, Ms. Sweeny served in commercial positions of increasing responsibility at AMAG Pharmaceuticals and Sanofi Genzyme Corporation. Ms. Sweeny has served on the board of directors of Monopar Therapeutics Inc. since June 2026. Ms. Sweeny received her B.S. from Boston College.
Non-Employee Directors
Matthew R. Patterson has served as Chairman of Remix’s board of directors since June of 2024. He previously served as Executive Chairman from March 2021 until June of 2024. He is Chairman of the Board of Directors at Addition Therapeutics, Inc., Chairman of the Board of Directors at Rezo Therapeutics, Inc. and a Venture Partner at SR One. In 2012 Matt co-founded Audentes Therapeutics and served as Chief Executive Officer from the company’s inception until its acquisition by Astellas Pharma Inc. in January 2020. Mr. Patterson was also Chairman of the Board of Directors at Audentes and formerly served as President until May 2018. Previously Mr. Patterson worked for Genzyme Corporation, BioMarin Pharmaceutical, Amicus Therapeutics, and Iris Medicine. Prior to Audentes he was an Entrepreneur-In-Residence with OrbiMed. He also served as a member of the Board of Directors of the Alliance for Regenerative Medicine (ARM), the international advocacy organization representing the gene and cell therapy and broader regenerative medicine sector, from 2015-2021, and was Chairman in 2019 and 2020. Mr. Patterson received his Bachelor’s degree in Biochemistry from Bowdoin College. Mr. Patterson’s extensive leadership and board experience in the biotechnology industry, including his service as our Chairman and former Executive Chairman, qualify him to serve on the combined company’s board of directors.
Linda C. Bain has served as a member of Remix’s board of directors since April 2025. She has been a Venture Partner at Atlas Venture since April 2025. Prior to Atlas Venture, Ms. Bain served as Chief Operating Officer and

Chief Financial Officer of Mariana Oncology, Inc., a Novartis Company until April 2025. Ms. Bain also served as Chief Financial Officer of Codiak BioSciences from December 2015 to April 2023; as Chief Financial Officer of Avalanche Biotechnologies, and Vice President of Finance, Business Operations, and Treasurer at bluebird bio. She previously held senior roles at Genzyme Corporation, including Vice President of Finance, Global Manufacturing and Operations, and Vice President of Finance, Genzyme Genetics. Earlier in her career, she held senior roles at Fidelity Investments, AstraZeneca and Deloitte & Touche. She is currently on the Board of Directors of Arvinas, Autolus Therapeutics and Hemab Therapeutics. Ms. Bain holds a B.S. in Accounting and Business Administration from the University of the Free State, Bloemfontein South Africa and an Honors Degree in Accounting and Business Administration. Ms. Bain’s extensive executive financial and operational leadership experience in the biopharmaceutical industry and her current service on the boards of directors of several life sciences companies qualify her to serve on the board of directors of the combined company.
Scott Biller, Ph.D. has served as a member of Remix’s board of directors since July 2020. Since 2021, Dr. Biller has served as Executive Venture Partner at the venture capital fund GV. He previously served as the Chief Scientific Officer of Agios Pharmaceuticals from September 2010 to December 2019. Dr. Biller is also currently the sole proprietor of Biller Consulting, a consulting company serving the biopharmaceutical industry since 2020. Since 2020, Dr. Biller has served on the Board of Directors of Foghorn Therapeutics, Inc. and, from February 2021 to December 2025, served on the Board of Directors of Rome Therapeutics. In 2022, Dr. Biller joined the Board of Directors of OMass Therapeutics in Oxford, U.K and since 2023, he served as a board observer for Gate Biosciences. Dr. Biller earned a S.B. degree from the Massachusetts Institute of Technology, a Ph.D. from Caltech and was an NIH Postdoctoral Fellow at Columbia University in natural product synthesis. Dr. Biller’s extensive scientific leadership experience and knowledge of the biopharmaceutical industry qualify him to serve on the combined company’s board of directors.
Peter Colabuono is expected to serve on the board of directors of the combined company upon completion of the merger. Mr. Colabuono is a Managing Director at Decheng Capital and has been with the firm since October 2016. He is currently serving as a board member and leading the operations of Ariagen. Mr. Colabuono is also a director of ConjugateBio, Firefly Biologics and Solve Therapeutics. From August 2019 to May 2022, he served as a member of the board of directors of Checkmate Pharmaceuticals, Inc. (acquired by Regeneron). From March 2017 to August 2021, he served as a member of the board of AADi Bioscience (NASDAQ: AADI). From February 2018 to November 2020, he served as a member of the board at Velos Biopharma (acquired by Merck). Prior to joining Decheng, Mr. Colabuono served as Senior Director, Business Development at Ironwood Pharmaceuticals, Inc., a public commercial biotech company, from September 2015 to October 2016. As an Associate at Frazier Healthcare Ventures, he led the investment and company formation for Silvergate Pharmaceuticals (acquired by CutisPharma), a pediatric rare disease company that to date has launched four internally developed and proprietary products. From 2011 to May 2014, Mr. Colabuono served as Vice President of Business Development & Managed Care and a member of the Operations Committee of Silvergate, playing essential roles in the success of the Company. At Frazier, he was involved in and served as a board observer for Calistoga Pharmaceuticals (acquired by Gilead Sciences), VentiRx (acquired by Celgene), Alnara Pharma (acquired by Eli Lilly) and Oceana Therapeutics (acquired by Salix), as well as several of the firm’s public investments. Prior to Frazier, he served in the Morgan Stanley and Cowen Healthcare Investment Banking groups. He is an inventor and author on issued patents and journal articles, and he is active with the Head & Neck Cancer Alliance. Mr. Colabuono holds a B.A. in Molecular Biology and Biochemistry from Dartmouth College. Mr. Colabuono’s extensive experience in healthcare investing, business development in the life sciences industry, and service on the boards of multiple biopharmaceutical companies qualify him to serve on the combined company’s board of directors.
Maria Koehler, M.D., Ph.D. has served as a member of Remix’s board of directors since May 2024. Dr. Koehler has served on the board of directors of Orum Therapeutics since April 2026, and previously on boards of directors for Abdera Therapeutics from July 2023 until May 2026, Ikena Therapeutics from April 2021 to July 2026, Celyad Oncology SA from March 2020 to March 2021, and Silverback Therapeutics, Inc. from March 2021 to November 2022. From May 2019 to March 2025, Dr. Koehler served as Chief Medical Officer at Repare Therapeutics, Inc. (Repare), a public precision oncology company. Dr. Koehler is currently Chief Development Officer in Hightop Therapeutics (Stealth), a partner in Omega funds (since May 2025) and Senior Scientific Advisor to Viking Global investors (since May 2025). Prior to joining Repare, Dr. Koehler was Chief Medical Officer at Bicycle Therapeutics Limited, a public biopharmaceutical company, from September 2017 to April 2019, and before that had roles of increasing responsibility at Pfizer from 2009 through 2017, most recently as Vice President of Oncology Strategy, Innovation and Collaborations. Dr. Koehler earned an M.D., and a Ph.D. in Toxicology from

Silesian School of Medicine, Katowice, Poland. She received her initial training in immunology/oncology at the University of Heidelberg in Heidelberg, Germany, and additional training at St. Jude Children’s Research Hospital in the department of virology and molecular biology. Dr. Koehler’s extensive executive leadership and board experience in the biotechnology industry and her medical and scientific training qualify her to serve on the combined company’s board of directors.
Michael Landsittel has served as a member of Remix’s board of directors since September 2026. Mr. Landsittel served as Chief Financial Officer of Blueprint Medicines Corporation, a biopharmaceutical company, from January 2019 to November 2025. Since March 2026, Mr. Landsittel has served as a member of the board of directors of Damora Therapeutics, Inc. Mr. Landsittel received a B.B.A. from the University of Michigan and an M.B.A. from the Tuck School of Business at Dartmouth College. We believe Mr. Landsittel is qualified to serve on the Board due to his experience building and leading successful companies from development to commercialization in senior financial roles at various publicly traded biotechnology companies.
Family Relationships
There are no family relationships among any of Remix’s current directors and executive officers, and there are no family relationships among any of the combined company’s proposed directors and executive officers.
Composition of the Board of Directors Following the Mergers
The Passage Bio board of directors is divided into three classes. The classified structure of the Passage Bio board of directors will remain in place for the combined company following the completion of the Mergers. Each class has a three-year term, with one class elected at each annual meeting.
Pursuant to the Merger Agreement, each of the directors and officers of Passage Bio shall resign effective as of the Initial Effective Time. Following the completion of the Mergers, Remix anticipates that the combined company board of directors will consist of nine directors, all of whom will be designated by Remix. Remix currently expects that all of its current directors will continue to serve as directors on the combined company board of directors following the Mergers.
Committees of the Combined Company’s Board of Directors
In connection with the completion of the Mergers, the standing committees of the board of directors of the combined company will continue to be the following: audit committee, compensation committee and a nominating and corporate governance committee, and each will continue to operate pursuant to a charter, which is expected to be amended and restated by the combined company’s board of directors in connection with the completion of the Mergers. The combined company’s board of directors may establish other committees from time to time to assist it and its board of directors.
Audit Committee
The combined company’s audit committee will oversee its corporate accounting and financial reporting process. Among other matters, the audit committee’s responsibilities will include:
•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;
•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;
•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
•	discussing our risk assessment and management policies;
•	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;
•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.
Following the consummation of the Mergers, the members of the audit committee are expected to be Mr. Landsittel, Ms. Bain and Mr. Colabuono. Mr. Landsittel is expected to be the chair of the audit committee and is a financial expert under the rules of the SEC. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Passage Bio and Remix believe that, following the completion of the Mergers, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Compensation Committee
The combined company’s compensation committee will oversee policies relating to compensation and benefits of its officers and employees. Among other matters, the compensation committee’s responsibilities include:
•	reviewing and approving, or recommending for approval by the board of directors, the compensation of our Chief Executive Officer and our other executive officers;
•	administering and overseeing our cash and equity incentive plans;
•	reviewing and making recommendations to our board of directors with respect to director compensation;
•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required;
•	administering and overseeing our compliance with the compensation recover policy required by applicable SEC and Nasdaq rules; and
•	preparing the annual compensation committee report required by SEC rules, to the extent required.
Following the consummation of the Mergers, the members of the compensation committee are expected to be Mr. Patterson, Dr. Koehler and Mr. Landsittel. Mr. Patterson is expected to be the chair of the compensation committee. Each member of the combined company’s compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Passage Bio and Remix believe that, following the completion of the Mergers, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee’s responsibilities will include:
•	identifying individuals qualified to become board members;
•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;
•
developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of our board of directors.
Following the consummation of the Mergers, the members of the nominating and corporate governance committee are expected to be Dr. Koehler, Ms. Bain, and Dr. Biller. Dr. Koehler is expected be the chair of the nominating and corporate governance committee. Passage Bio and Remix believe that, after the completion of the Mergers, the composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq.
Compensation Committee Interlocks and Insider Participation
Each member of the compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Mergers.
Non-Employee Director Compensation
Prior to the Mergers, Remix did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the Remix Board or committees of the Remix Board, nor did any non-employee director receive any compensation for serving on Remix’s board of directors.
In connection with the closing of the Mergers, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
OF THE COMBINED COMPANY
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Passage Bio’s and Remix’s directors and executive officers, including those discussed in the sections titled “Management Following the Mergers,” “Passage Bio Executive Officer and Director Compensation and Corporate Governance” and “Remix Executive Officer and Director Compensation”, the following is a description of each transaction involving Passage Bio since January 1, 2023, each transaction involving Remix since January 1, 2023, and each current proposed transaction in which:
•	either Passage Bio or Remix has been or is to be a participant;
•
the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Passage Bio’s or Remix’s total assets at year-end for the last two completed fiscal years, as applicable; and

•
any of Passage Bio’s, Remix’s or the combined company’s expected directors, executive officers or holders of more than 5% of the outstanding shares of Passage Bio Capital Stock, Remix Capital Stock, or the combined company’s common stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Passage Bio Related Party Transactions
Certain Relationships and Transactions
Other than the compensation agreements and other arrangements described under “Passage Bio Executive Officer and Director Compensation and Corporate Governance” in this proxy statement/prospectus and the transactions described below, from January 1, 2023 to the present, there have been no transactions, and there are currently no proposed transactions, in which the amount involved exceeded or will exceed, the lesser of $120,000 and 1% of the average of Passage Bio’s total assets at year-end for the prior two completed fiscal years and in which any director, executive officer, holders of more than 5% of Passage Bio’s common stock, or other persons as may be required to be disclosed pursuant to Item 404 of Regulation S-K, had a direct or indirect material interest.
Director and Officer Indemnification and Insurance
Passage Bio has agreed to indemnify each of its directors and executive officers against certain liabilities, costs and expenses, and has purchased directors’ and officers’ liability insurance. Passage Bio also maintains a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Agreements Related to the Mergers
Support Agreements
Concurrently with the execution of the Merger Agreement, certain stockholders of Passage Bio holding approximately 1% of the outstanding shares of Passage Bio Common Stock entered into support agreements with Passage Bio to vote all of their shares of Passage Bio Common Stock in favor of (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, and (c) the Charter Proposal. For additional information regarding the support agreements, see the section titled “Agreements Related to the Mergers—Support Agreements.”
Indemnification Agreements
In connection with Passage Bio’s initial public offering in February 2020, Passage Bio entered into agreements to indemnify its directors and executive officers. These agreements, among other things, require Passage Bio to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in its right, on account of any services undertaken by such person on its behalf or that person’s status as a member of Passage Bio’s Board of Directors to the maximum extent allowed under Delaware law.
Policies and Procedures for Related-Party Transactions
Passage Bio’s board of directors has adopted a written related person transactions policy. Under this policy, Passage Bio’s executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of Passage Bio’s common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with Passage Bio without the review and approval of the Audit Committee, or a committee composed solely of independent directors in the event it is inappropriate for the Audit Committee to review such transaction due to a conflict of interest. The policy provides that any request for Passage Bio to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of Passage Bio’s common stock or with any of their immediate family members or affiliates in which the amount involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Passage Bio’s total assets at year-end for the prior two completed fiscal years will be presented to the Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, the Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.
Remix Related Party Transactions
The following is a description of transactions or series of transactions since January 1, 2023, to which Remix was or will be a party, in which:
•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of Remix’s total assets for the last two completed fiscal years; and
•
in which any of Remix’s directors or executive officers who will become directors or executive officers of the combined company, or holders of more than 5% of Remix’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for Remix named executive officers and directors are described elsewhere in this proxy statement/prospectus in the section titled “Remix Executive and Director Compensation.”
Private Placements of Securities
2023 Convertible Note Financing
In December 2023, Remix entered into a note and warrant purchase agreement with certain investors to purchase up to an aggregate of $75.0 million in convertible notes, or the 2023 Notes, on or prior to December 31, 2024. In connection with the 2023 Notes, Remix issued warrants to purchase capital stock with an aggregate exercise amount equal to 20% of the principal amount of each 2023 Note. The 2023 Notes bore interest at 5.25% per annum. Remix issued $11.4 million of 2023 Notes in December 2023, $8.6 million of 2023 Notes in January 2024 and $40.1 million of 2023 Notes in July 2024, for an aggregate total principal amount of approximately $60 million.
In November 2025, Remix entered into an amendment to the 2023 Notes with the requisite noteholder majority to convert the 2023 Notes into Series B Preferred Stock. The associated warrants remained outstanding and became exercisable at the Series B Preferred Stock price.
The following table summarizes the aggregate amount of 2023 Notes and warrants purchased by related persons.

Participant(1)	Principal Amount	Aggregate Exercise Amount (Warrant)
ARCH Venture Fund XI, L.P.	$2,017,504.91	$403,500.98
Atlas Venture Opportunity Fund II, L.P.	$8,566,795.73	$1,713,359.15
Citadel Credit Master Fund LLC	$3,592,814.08	$718,562.82
Foresite Capital Fund V, L.P., Foresite Capital Opportunity Fund V, L.P. and Foresite Capital Fund VI LP	$6,586,340.53	$1,317,268.11
The Column Group IV, LP and The Column Group IV-A, LP	$14,733,641.02	$2,946,728.20

(1)	Additional details regarding these stockholders and their equity holdings are provided in this proxy statement/prospectus under the caption “Principal Stockholders of Remix.”
2025 Convertible Note Financing
In November 2025, Remix entered into a note and warrant purchase agreement with certain investors to purchase up to an aggregate of $30.0 million in convertible notes, or the 2025 Notes, on or prior to May 31, 2027. In connection with the 2025 Notes, Remix issued warrants to purchase capital stock with an aggregate exercise amount equal to

20% of the principal amount of each 2025 Note. The 2025 Notes bear interest at 8.0% per annum. Remix issued $12.1 million of 2025 Notes in November 2025, $2.9 million of 2025 Notes in December 2025, less than $0.1 million of 2025 Notes in January 2026 and $15 million of 2025 Notes in March 2026, for an aggregate total principal amount of approximately $30 million.
The 2025 Notes contain mandatory conversion features whereby the total outstanding amount of principal and accrued and unpaid interest of the 2025 Notes shall automatically convert into shares of Remix’s preferred stock or common stock, as applicable, (i) upon a Qualified Financing (as defined therein), (ii) upon the closing of a Non-Qualified Financing (as defined therein), (iii) upon the occurrence of a Public Company Event (as defined therein), or (iv) upon maturity of the 2025 Notes on November 30, 2027.
In June 2026, in connection with the 2026 Convertible Note Financing and the Subscription Financing (each as described below), Remix entered into an omnibus amendment to the 2025 Notes with the requisite noteholder majority to, among other things, provide that the 2025 Notes will convert in connection with the Subscription Financing (as described below) at 80% of the price of the Subscription Financing.
The following table summarizes the aggregate amount of 2025 Notes and warrants purchased by related persons.

Participant(1)	Principal Amount (Note)	Aggregate Exercise Amount (Warrant)
Alexandria Venture Investments, LLC	$606,439.52	$121,287.90
ARCH Venture Fund XI, L.P.	$1,724,892.94	$344,978.59
Atlas Venture Opportunity Fund II, L.P.	$7,323,323.04	$1,464,664.60
Casdin Private Growth Equity Fund II, L.P.	$804,950.14	$160,990.02
Citadel Credit Master Fund LLC	$1,653,338.89	$330,667.77
The Column Group IV, LP, The Column Group IV-A, LP and The Column Group Opportunity III, LP	$9,329,233.72	$1,865,846.74
Foresite Capital Fund VI, L.P.	$5,640,196.60	$1,128,039.32
Entities Affiliated with Ultimate Epoch(2)	$1,460,194.16	$292,038.82
(1)	Additional details regarding these stockholders and their equity holdings are provided in this proxy statement/prospectus under the caption “Principal Stockholders of Remix.”
(2)
Consists of notes in an aggregate principal amount of $7,949.94 and warrants in aggregate exercise amount of $1,589.98 purchased by Fidem Investment Inc., notes in an aggregate principal amount of $6,505.32 and warrants in aggregate exercise amount of $1,301.06 purchased by Green Oak Ventures Limited and notes in an aggregate principal amount of $1,445,738.90 and warrants in aggregate exercise amount of $289,147.78 purchased by Ultimate Epoch Limited.

2026 Convertible Note Financing
In June 2026, Remix entered into a note purchase agreement with certain investors in which Remix received a total aggregate amount of $30.0 million in exchange for the issuance of convertible notes, or the 2026 Notes. The 2026 Notes bear interest at 8.0% per annum.
The 2026 Notes contain mandatory conversion features whereby the total outstanding amount of principal and accrued and unpaid interest of the 2026 Notes shall automatically convert into shares of Remix’s preferred stock or common stock, as applicable, (i) upon a Qualified Financing (as defined therein), (ii) upon the closing of a Non-Qualified Financing (as defined therein), (iii) upon the consummation of a PIPE Offering (as defined therein), (iv) upon the occurrence of a Public Company Event (as defined therein), or (v) upon maturity of the 2026 Notes on June 29, 2027. The 2026 Notes will convert into shares of common stock immediately prior to the First Merger.
The following table summarizes the aggregate amount of 2026 Notes purchased by related persons.

Participant(1)	Principal Amount (Note)
ARCH Venture Fund XI, L.P.	$966,940.10
Atlas Venture Opportunity Fund III, L.P.	$3,000,000.00
The Column Group IV, LP and The Column Group IV-A, LP	$8,244,444.72
Decheng Capital Global Life Sciences Fund V, L.P., Decheng Capital Global Life Sciences Fund V-A, L.P. and Decheng Capital Global Life Sciences Fund V-B, L.P.(2)	$10,000,000.00
Foresite Capital Fund V, L.P. and Foresite Capital Fund VI LP	$3,156,669.65
(1)	Additional details regarding these stockholders and their equity holdings are provided in this proxy statement/prospectus under the caption “Principal Stockholders of Remix.”
(2)	Peter Colabuono, who is expected to serve on the board of directors of the combined company, is employed by Decheng Capital.

Subscription Financing
In connection with the Merger Agreement, Remix entered into a subscription agreement in June 2026 with certain investors, which agreement was subsequently amended and restated on September 2, 2026, and which combined with the 2026 Convertible Note Financing, represents the Concurrent Financing. Pursuant to the Subscription Agreement, as amended and restated on September 2, 2026, the investors agreed to purchase approximately $70.0 million in shares of Remix common stock and Remix pre-funded warrants. The closing of the Subscription Financing is conditioned upon the satisfaction or waiver of the conditions to the Mergers as well as certain other conditions.
The table below sets forth the respective subscription amounts for shares of Remix common stock and/or Remix pre-funded warrants expected at the closing of the Subscription financing by related persons:

Participant(1)	Subscription Amount
Atlas Venture Opportunity Fund III, L.P.	$1,000,000.00
Casdin Partners Master Fund, L.P.	$1,252,035.00
Citadel CEMF Investments Ltd.	$4,000,000.00
The Column Group IV, LP, The Column Group IV-A, LP and The Column Group Opportunity III, LP	$11,755,555.28
Foresite Capital Fund V, L.P. and Foresite Capital Fund VI LP	$10,843,330.00
Decheng Capital Global Life Sciences Fund V, L.P., Decheng Capital Global Life Sciences Fund V-A, L.P. and Decheng Capital Global Life Sciences Fund V-B, L.P.(2)	$20,000,000.00

(1)	Additional details regarding these stockholders and their equity holdings are provided in this proxy statement/prospectus under the caption “Principal Stockholders of Remix.”
(2)	Peter Colabuono, who is expected to serve on the board of directors of the combined company, is employed by Decheng Capital.
Other Agreements with Remix Stockholders
Exchange Agreement
In connection with the Merger Agreement, Remix entered into an Exchange Agreement, dated September 2, 2026, with certain investors (the “Exchange Agreement”), pursuant to which such investors agreed (i) to exchange a number of issued and outstanding Remix securities for pre-funded warrants to purchase an equivalent amount and type of Remix securities, (ii) upon conversion immediately prior to the closing of the First Merger, that a portion of their 2025 Notes and 2026 Notes will convert into pre-funded warrants to purchase Remix common stock and (iii) upon automatic exercise immediately prior to the closing of the First Merger, that a portion of the warrants issued in connection with the issuance of the 2025 Notes will convert into pre-funded warrants to purchase Remix common stock. Pursuant to the Exchange Agreement and the Remix pre-funded warrants, such investors established a beneficial ownership limitations between 4.99% and 9.99%, whereby such investors may not exercise their Remix pre-funded warrants if their beneficial ownership exceeds such limitation.
The Remix pre-funded warrants issued pursuant to the Exchange Agreement have an exercise price per share equal to $0.0001 and may be exercised at any time and from time to time after the original issue date subject to the terms thereof. The Remix pre-funded warrants do not expire.

The table below sets forth the number of Remix securities exchanged or to be exchanged, and the number of Remix pre-funded warrants issuable pursuant to the exchange for each related person:

Remix Stockholder	Remix Preferred Stock Exchanged	Remix Common Stock Exchanged	Pre-Funded Warrants Issued upon Exchange	2025 Warrants to be Exchanged	2025 Convertible Notes to be Exchanged	2026 Convertible Notes to be Exchanged
ARCH Venture Fund XI, L.P.	3,325,986	—	3,325,986	36.24% of outstanding original warrants	—	—
Atlas Venture Fund XI, L.P., Atlas Venture Opportunity Fund I, L.P, Atlas Venture Opportunity Fund II, L.P and Atlas Venture Opportunity Fund III, L.P.	23,896,772	2,500,000	26,396,772	100% of outstanding original warrants	—	28.23% of outstanding principal and accrued interest
Citadel Credit Master Fund LLC and Citadel Multi-Strategy Equities Master Fund Ltd.	2,860,894	—	2,860,894	100% of outstanding original warrants	—	—
The Column Group IV, LP, The Column Group IV-A, LP and The Column Group Opportunity III, LP	33,797,085	500,000	34,297,085	100% of outstanding original warrants	3.63% of outstanding principal and accrued interest	100% of outstanding principal and accrued interest
Foresite Capital Fund V, L.P., Foresite Capital Fund VI LP and Foresite Capital Opportunity Fund V, L.P.	19,789,038	—	19,789,038	100% of outstanding original warrants	—	—

Stockholder Agreements
In connection with Remix’s 2025 Convertible Note Financing, Remix entered into investors’ rights, voting and right of first refusal and co-sale agreements, as such agreements may be amended and/or restated from time to time, containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Remix preferred stock and certain holders of Remix common stock. These stockholder agreements will terminate upon the closing of the First Merger.
Indemnification Agreements
Remix has entered into agreements to indemnify its directors and executive officers. These agreements will, among other things, require Remix to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Remix’s right, on account of any services undertaken by such person on Remix’s behalf or that person’s status as a member of Remix’s board of directors to the maximum extent allowed under Delaware law.
Policies for Approval of Related Party Transactions
Remix’s board of directors reviews and approves transactions with its directors, officers and holders of 5% or more of its voting securities and their affiliates, each a related party. Prior such transaction, the material facts as to the related party’s relationship or interest in the transaction are disclosed to Remix’s board of directors prior to their consideration of such transaction, and the transaction is not considered approved by the board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
On June 24, 2026, Passage Bio entered into the Merger Agreement with Remix and Merger Sub. On August 28, 2026, Passage Bio, Remix, Merger Sub and Merger Sub II entered into an amended and restated Merger Agreement. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Remix, with Remix surviving the merger as a wholly owned subsidiary of Passage Bio (the “First Merger”), and immediately thereafter Remix will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio (the “Second Merger” and, together with the First Merger, the “Mergers”). Following the Mergers, Passage Bio will change its corporate name to “Remix Therapeutics, Inc.” and Merger Sub II, as the surviving company of the Second Merger, will be renamed “Remix Operations, LLC.” The combined company following the Mergers, which will operate under the name Remix Therapeutics, Inc., is referred to herein as the “Combined Company”. The Combined Company will be led by Remix’s management team and is expected to continue Remix’s business as a biotechnology company focused on developing small molecule therapies designed to modulate RNA processing and address the underlying drivers of disease. The following unaudited pro forma condensed combined financial statements and related notes have been prepared to give effect to the Mergers and the related transactions described below.
The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended, which is herein referred to as (“Article 11”). Article 11 provides simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Passage Bio has elected not to present Management’s Adjustments in the unaudited pro forma condensed combined financial statements.
The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the Mergers and related transactions as if they had occurred on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 and the six months ended June 30, 2026 give effect to the Mergers and related transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented.
The Mergers and Related Transactions
Prior to the Initial Effective Time, Remix will enter into one or more exchange agreements with certain Remix securityholders (the “Exchange Agreements”), pursuant to which certain shares of Remix common and preferred stock, convertible promissory notes, and warrants will be surrendered and cancelled in exchange for pre-funded warrants to purchase Remix common stock.
Immediately prior to the Initial Effective Time and subject to the conditions set forth in the Merger Agreement:
(i)
to the extent not exchanged pursuant to the Exchange Agreements, outstanding Remix convertible notes, including the 2026 Bridge Notes, will convert into shares of Remix common stock in accordance with their terms, and

(ii)
to the extent not exchanged pursuant to the Exchange Agreements, outstanding Remix preferred stock will convert into shares of Remix common stock pursuant to the organizational documents of Remix (the “Remix Preferred Stock Conversion”).

At the Initial Effective Time and subject to the conditions set forth in the Merger Agreement:
(i)
each outstanding share of Remix common stock (excluding (a) shares of Remix common stock issued in the Concurrent Financing, as defined below, (b) Dissenting Shares (c) Remix Treasury Shares, and (d) shares of Remix common stock exchanged pursuant to the Exchange Agreements) will convert into the right to receive a number of shares of Passage Bio Common Stock, calculated in accordance with the Merger Agreement,

(ii)
each share of Remix common stock issued in the Concurrent Financing (as defined below), including shares of Remix common stock issued upon conversion of the 2026 Bridge Notes will convert into the right to receive a number of shares of Passage Bio Common Stock calculated in accordance with the Merger Agreement;

(iii)
each outstanding Remix stock option that has not previously been exercised prior to the Closing will be assumed by Passage Bio and become an option to purchase a number of shares of Passage Bio Common Stock, and

(iv)
each outstanding Remix warrant, including any pre-funded warrants issued pursuant to the Exchange Agreements, will be assumed by Passage Bio and converted into a warrant to purchase Passage Bio Common Stock.

The shares of Passage Bio Common Stock that will be issued to stockholders of Remix will be calculated using a formula in the Merger Agreement based on the equity value of each of Remix and Passage Bio. Remix has been ascribed an aggregate equity value of $226.0 million and Passage Bio’s equity value is expected to be approximately $25.9 million (assuming Passage Bio Net Cash of $10.9 million as of the Closing), subject to adjustment based on the amount of Passage Bio Net Cash at the Closing.
On June 24, 2026, Remix entered into a subscription agreement, which agreement was subsequently amended and restated on September 2, 2026 (as amended, the “Subscription Agreement”), pursuant to which certain investors agreed to purchase shares of Remix common stock and/or pre-funded warrants to purchase Remix common stock for aggregate gross proceeds of approximately $70.0 million immediately prior to the Initial Effective Time (the “Subscription Financing”). On June 24, 2026, certain lenders entered into the Remix Note Purchase Agreement (2026) with Remix and, on June 29, 2026, purchased convertible promissory notes of Remix in an aggregate principal amount of $30.0 million (the “2026 Bridge Notes,” and such financing, the “2026 Bridge Note Financing”). In connection with the Mergers, the 2026 Bridge Notes, to the extent not exchanged pursuant to the Exchange Agreements, will convert into shares of Remix common stock at a conversion price equal to the price per share paid by investors in the Subscription Financing ($1.39 per share). To the extent any 2026 Bridge Notes are exchanged pursuant to the Exchange Agreements, such notes will instead be surrendered and exchanged for pre-funded warrants to purchase Remix common stock. The Subscription Financing and the 2026 Bridge Note Financing are collectively referred to in this section of this proxy statement/prospectus as the “Concurrent Financing,” and are expected to result in aggregate gross cash proceeds of $100.0 million upon the closing of the Subscription Financing immediately prior to the Initial Effective Time. The closing of the Subscription Financing is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement. At the Initial Effective Time, the pre-funded warrants issued in the Subscription Financing will convert into pre-funded warrants to purchase Passage Bio Common Stock.
Remix has outstanding warrants issued in its 2023 and 2025 note financings (the “2023 Warrants” and “2025 Warrants”, respectively). In connection with the Mergers:
•	the 2023 Warrants, which are exercisable for Remix preferred stock and are out of the money, will terminate in accordance with their terms;
•
certain of the 2025 Warrants, which are exercisable at 80% of the Subscription Financing price (i.e., $1.11) and are in the money, will be surrendered and exchanged pursuant to the Exchange Agreements for pre-funded warrants to purchase Remix common stock, and the remaining 2025 Warrants will be net exercised for shares of Remix common stock (which convert into Passage Bio Common Stock in the Merger).

•	Remix has an outstanding warrant issued in 2024 in connection with the Letter Agreement. This warrant will be assumed by Passage Bio and converted into a warrant to purchase Passage Bio Common Stock.
•
The pre-funded warrants issued pursuant to the Exchange Agreements will, upon completion of the First Merger, represent the right to receive, upon exercise, a number of shares of Passage Bio Common Stock based on the number of underlying shares of Remix common stock and the Merger Exchange Ratio.

Additionally, at the Initial Effective Time, Passage Bio entered into the CVR Agreement, pursuant to which CVRs will be issued to pre-Closing Passage Bio stockholders. Each CVR issued in connection with the CVR Agreement represents the right to receive payments from proceeds actually received by Passage Bio under certain existing license agreements, net of certain taxes, transaction costs, and other expenses.
Accounting for the Merger
For accounting purposes, Remix is expected to be treated as the accounting acquirer and Passage Bio as the accounting acquiree. This determination is based primarily on the expectation that, immediately following the Merger, Remix equity holders will hold a substantial majority of the voting interests in the Combined Company,

Remix designees are expected to comprise a majority of the board of directors of the Combined Company, Remix’s senior management will comprise the senior management of the Combined Company, the Combined Company will operate under the Remix name, and Remix’s business will be the ongoing business of the Combined Company.
The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under reverse recapitalization accounting, the financial statements of the Combined Company will represent a continuation of the financial statements of Remix. The Merger will be treated as the equivalent of Remix issuing equity to acquire the net assets of Passage Bio, accompanied by a recapitalization of Remix’s equity. The historical operating results of the Combined Company prior to the Merger will be those of Remix. The net assets of Passage Bio are expected to be stated at historical carrying value, with no goodwill or other intangible assets recorded. Any difference between the consideration deemed issued by Remix and the historical carrying value of Passage Bio’s net assets is expected to be recorded as an adjustment to additional paid-in capital.
Reverse Stock Split
At the Passage Bio special meeting, Passage Bio stockholders will be asked to approve an amendment to Passage Bio’s amended and restated certificate of incorporation that will implement a reverse stock split of the issued and outstanding shares of Passage Bio Common Stock at a ratio ranging from any whole number from 1-for-2 to 1-for-10, inclusive, with the final ratio to be mutually agreed to by Passage Bio and Remix (the “Reverse Stock Split”). For presentation purposes, the unaudited pro forma condensed combined financial information does not give effect to the proposed Reverse Stock Split because the Reverse Stock Split is not final. Upon the effectiveness of the Reverse Stock Split, the outstanding shares of Passage Bio Common Stock will be combined into a lesser number of shares such that a number of shares of Passage Bio Common Stock, which shall be equal to or greater than two and equal to or less than ten, will be combined into one share of Passage Bio Common Stock, with the exact number within the range to be mutually determined by Remix and Passage Bio prior to the Effective Time. The exchange ratio will then be subject to adjustment to account for the effect of the reverse stock split of the Passage Bio Common Stock.
Pro Forma Capitalization
The following table summarizes the estimated ownership of the Combined Company immediately following the Merger and the Concurrent Financing, based on a Remix Equity Value of $226.0 million, a Passage Valuation of $25.9 million (assuming Passage Bio Net Cash of $10.9 million as of the Closing) and Concurrent Financing Proceeds of $100.0 million, resulting in an implied aggregate valuation of approximately $351.9 million.

	Shares	%
Remix historical shareholders(i)	26,776,117	63.1%
Investors in Concurrent Financing(ii)	12,466,704	29.3%
Passage Bio historical shareholders	3,232,810	7.6%
Estimated total shares of Passage Bio Common Stock	42,475,631	100.0%

(i)	Includes 15,425,796 Passage Bio Pre-Funded Warrants expected to be issued in exchange for Remix Pre-funded warrants.
(ii)	Includes 7,084,317 Passage Bio pre-funded warrants expected to be issued in the Concurrent Financing.
The following table provides a summary of the estimated ownership of the Combined Company under the 1-for-2, 1-for-6 and 1-for-10 reverse stock split scenarios. The scenarios are presented for illustrative purposes only and the final reverse stock split ratio may be different than those set forth below.

	1-to-2		1-to-6		1-to-10
	Shares	%	Shares	%	Shares	%
Remix historical shareholders (i)	13,395,811	63.1%	4,465,270	63.1%	2,682,263	63.1%
Investors in Concurrent Financing (ii)	6,233,352	29.3%	2,077,784	29.3%	1,248,113	29.3%
Passage Bio historical shareholders	1,616,405	7.6%	538,802	7.6%	323,281	7.6%
Estimated total shares of Passage Bio Common Stock	21,245,568	100.0%	7,081,856	100.0%	4,253,657	100.0%

(i)
Includes Passage Bio pre-funded warrants expected to be issued in exchange for Remix pre-funded warrants of 7,712,898 assuming a 1-to-2 reverse stock split, 2,570,966 assuming a 1-to-6 reverse stock split, and 1,542,580 assuming a 1-to-10 reverse stock split.

(ii)
Includes Passage Bio pre-funded warrants expected to be issued in the Concurrent Financing of 3,542,159 assuming a 1-to-2 reverse stock split, 1,180,720 assuming a 1-to-6 reverse stock split, and 708,432 assuming a 1-to-10 reverse stock split.

The estimated ownership percentages and share amounts are preliminary and subject to change based on, among other things, the final calculation of Passage Bio Net Cash, the final amount of concurrent financing proceeds, the final allocation between common stock and pre-funded warrants pursuant to the Exchange Agreements and Concurrent Financing, the final number of outstanding Remix and Passage Bio shares, the final exchange ratios, and any reverse stock split effected prior to the Effective Time. The table reflects only shares of voting common stock and shares underlying pre-funded warrants and excludes shares reserved for future issuance under the Combined Company’s equity incentive plans.
Other Information
The unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:
•
the historical unaudited interim financial statements of Remix as of and for the six months ended June 30, 2026, the historical audited financial statements of Remix as of and for the year ended December 31, 2025, and the related notes included elsewhere in this proxy statement/prospectus; and

•
the historical unaudited interim financial statements of Passage as of and for the six months ended June 30, 2026, the historical audited financial statements of Passage Bio as of and for the year ended December 31, 2025, and the related notes included elsewhere in this proxy statement/prospectus.

Management has performed a preliminary review of the accounting policies of Passage Bio and Remix and is not aware of any material differences. Following the Closing, management of the Combined Company will complete a final review of Passage Bio’s policies to conform its presentation to Remix’s; any differences identified could materially affect the unaudited pro forma condensed combined financial information. Passage Bio and Remix have no historical relationship requiring the elimination of intercompany transactions.
The unaudited pro forma condensed combined financial information is based on assumptions and estimates described in the accompanying notes. The Transaction Accounting Adjustments are preliminary and subject to further revision as additional information becomes available and additional analyses are performed. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized had Passage Bio and Remix been a combined organization during the periods presented, nor is it necessarily indicative of the future financial position or results of operations of the Combined Company. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies, synergies, cost savings, other benefits or expenses that may be associated with the integration of Passage Bio and Remix. Actual results reported in periods following the Effective Time may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2026
(in thousands)

	As of June 30, 2026
	Historical		Transaction Accounting Adjustments
	Remix	Passage	Merger Adjustments		Financing Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$39,449	$24,155	$(2,046)	B	$65,226	A	$107,008
			(11,539)	D
			(8,237)	C
Prepaid expenses and other current assets	3,194	768	1,000	D	(1,498)	A	3,464
Prepaid research and development	—	252	—		—		252
Total current assets	42,643	25,175	(20,822)		63,728		110,724
Restricted cash	2,402	—	—		—		2,402
Operating lease right-of-use assets	14,383	—	—		—		14,383
Property and equipment, net	10,917	—	—		—		10,917
Other non-current assets	1,272	—	—		—		1,272
Total assets	$71,617	$25,175	$(20,822)		$63,728		$139,698

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$3,287	$902	$(544)	B	$—		$3,645
Accrued expenses and other current liabilities	8,172	3,567	—		(1,498)	A	10,241
Operating lease liability, current portion	1,861	—	—		—		1,861
Non-refundable sublicense and transition services payment	—	16,250	(16,250)	E	—		—
Deferred revenue, current portion	23,004	—	—		—		23,004
2026 Notes payable (includes $16,000 from related parties)	30,000	—	(30,000)	B			—
Total current liabilities	66,324	20,719	(46,794)		(1,498)		38,751
2025 Notes payable, related party	36,900	—	(36,900)	F	—		—
2023 Warrants and Letter Warrant liability (includes $1,150 from related parties)	1,179	—	(1,179)	G	—		—
2025 Warrant liability, related party	1,988	—	(1,988)	H	—		—
Operating lease liability, net of current portion	20,559	—	—		—		20,559
Deferred revenue, net of current portion	49,289	—	—		—		49,289
Total liabilities	176,239	20,719	(86,861)		(1,498)		108,599
Commitments and contingencies
Convertible preferred stock	200,865	—	(200,865)	I	—		—
Stockholders’ (deficit) equity:
Common stock - historical	1	—	(1)	I			—
Common stock - NewCo	—	—	—	B	—	A	1
	—	—	—	F
	—	—	—	H
	—	—	1	I
Additional paid-in capital - historical	21,956	724,593	(10,539)	D	—		368,751

Additional paid-in capital - NewCo	—	—	28,498	B	65,226	A
			16,250	E
			36,900	F
	—	—	1,179	G
	—	—	200,865	I
	—	—	1,988	H	—
	—	—	(720,137)	J	—
	—	—	1,972	K	—
Accumulated deficit	(327,444)	(720,137)	(8,237)	C	—		(337,653)
	—	—	720,137	J	—
	—	—	(1,972)	K	—
Total stockholders’ (deficit) equity:	(305,487)	4,456	266,904		65,226		31,099
Total liabilities, convertible preferred stock and stockholders’ (deficit) equity:	$71,617	$25,175	$(20,822)		$63,728		$139,698

Unaudited Pro Forma Condensed Combined Statements of Operations
Six months ended June 30, 2026
(in thousands, except share and per share data)

	Six Months Ended June 30, 2026
	Historical		Transaction Accounting Adjustments
	Remix	Passage	Merger Adjustments		Financing Adjustments	Pro Forma Combined
Collaboration revenue	$2,314	$—	$—		$—	$2,314
Operating expenses:
Research and development	25,043	7,436	—		—	32,479
General and administrative	9,122	11,660	—		—	20,782
Net gain on lease termination	—	(2,577)	—		—	(2,577)
Total operating expenses	34,165	16,519	—		—	50,684
Loss from operations	(31,851)	(16,519)	—		—	(48,370)
Other (expense) income:
Change in fair value of convertible notes payable and warrant liabilities	(3,793)	—	4,293	M	—	500
Interest income	211	—	—		—	211
Other (expense) income, net	(2)	1,139	—		—	1,137
Total other (expense) income, net	(3,584)	1,139	4,293		—	1,848

Loss before income taxes	(35,435)	(15,380)	4,293		—	(46,522)
Income tax expense	13	—	—		—	13
Net loss	$(35,448)	$(15,380)	$4,293		$—	$(46,535)

Net loss per share of common stock, basic and diluted	$(4.53)	$(4.80)				$(1.10)
Weighted-average common shares outstanding, basic and diluted	7,829,075	3,207,313				42,486,456

Unaudited Pro Forma Condensed Combined Statements of Operations
Year Ended December 31, 2025
(in thousands, except share and per share data)

	Year Ended December 31, 2025
	Historical		Transaction Accounting Adjustments
	Remix	Passage	Merger Adjustments		Financing Adjustments	Pro Forma Combined
Collaboration revenue	$3,310	$—	$—		$—	$3,310
Operating expenses:
Research and development	52,593	23,276	—			75,869
General and administrative	15,056	19,875	1,972	L	—	36,903
Impairment of long-lived assets	—	6,145	—		—	6,145
Total operating expenses	67,649	49,296	1,972		—	118,917
Loss from operations	(64,339)	(49,296)	(1,972)		—	(115,607)
Other income (expense):
Change in fair value of convertible notes payable and warrant liabilities, related party	(10,814)	—	2,150	M	—	(8,664)
Interest income	1,293	—	—		—	1,293
Other (expense) income, net	(27)	3,774	—		—	3,747
Total other (expense) income, net	(9,548)	3,774	2,150		—	(3,624)
Loss before income taxes	(73,887)	(45,522)	178		—	(119,231)
Income tax benefit	(182)	—	—		—	(182)
Net loss	$(73,705)	$(45,522)	$178		$—	$(119,049)
Deemed contribution recognized in connection with Exchange Agreements						47,573
Net loss attributable to common stockholders						$(71,476)
Net loss per share of common stock, basic and diluted	$(9.57)	$(14.35)				$(1.68)
Weighted-average common shares outstanding, basic and diluted	7,700,621	3,172,870				42,429,813

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1.	Description of the Merger and Related Transactions
The Merger and the related transactions are described above under “The Merger and Related Transactions,” “Accounting for the Merger,” and “Pro Forma Capitalization.” Capitalized terms used but not defined in these notes have the meanings given to them above or elsewhere in this proxy statement/prospectus.
At the Effective Time, each outstanding share of Remix common stock – after giving effect to the Exchange Agreements, the Remix Preferred Stock Conversion and the Remix Convertible Notes Conversion, other than Dissenting Shares, Remix Treasury Shares and the shares issued in the Concurrent Financing – will be converted into the right to receive shares of Passage Bio Common Stock based on the Merger Exchange Ratio (estimated to be 0.1727), determined in accordance with the formula in the Merger Agreement and adjusted for any reverse stock split effected prior to the Effective Time. At the Effective Time, each share of Remix Common Stock issued in the Concurrent Financing will be converted into the right to receive Passage Bio Common Stock based on the Concurrent Financing Exchange Ratio (estimated to be 0.1728), determined in accordance with the formula in the Merger Agreement and adjusted for any reverse stock split effected prior to the Effective Time.
The estimated aggregate consideration deemed transferred, calculated for purposes of this unaudited pro forma condensed combined financial information, is as follows (in thousands, except share and per share amounts):

Estimated shares of Passage Bio Common Stock to be owned by pre-Closing Passage Bio stockholders(i)	3,232,810
Estimated Passage Bio equity awards outstanding upon Closing(ii)	495,909
Estimated total shares	3,728,719
Estimated price per share of Passage Bio common stock(iii)	$4.09
Estimated aggregate consideration deemed transferred	$15,250

(i)	Reflects the number of shares of Passage Bio Common Stock that pre-Closing Passage Bio stockholders are expected to own of the Combined Company as of the Closing.
(ii)
Reflects the estimated number of shares underlying outstanding Passage Bio equity awards that are expected to vest in full upon the Closing. Because these awards contain no remaining service condition following the Closing, the shares underlying such awards are included in full in the estimated total shares used to calculate the estimated aggregate consideration deemed transferred.

(iii)	Reflects the assumed price per share of Passage Bio common stock, based on the closing price of Passage Bio common stock as of October 5, 2026.
The estimated aggregate consideration is based on the number of shares of Passage Bio Common Stock that pre-Closing Passage Bio stockholders will own of the Combined Company. No amount is attributed to the CVRs, which are accounted for as a contingency with no amount recognized (see Note 2). Because the Merger will be accounted for as a reverse recapitalization, any difference between the consideration deemed transferred and the fair value of Passage Bio’s net assets will be recorded as an adjustment to additional paid-in capital when the Merger occurs.
The following table provides a summary of the estimated aggregate consideration deemed transferred under the 1-for-2, 1-for-6 and 1-for-10 reverse stock split scenarios. The scenarios are presented for illustrative purposes only and the final reverse stock split ratio may be different than those set forth below.

	1-to-2	1-to-6	1-to-10
Estimated shares of Passage Bio Common Stock to be owned by pre-Closing Passage Bio stockholders	1,616,405	538,802	323,281
Estimated Passage Bio equity awards outstanding upon Closing	247,955	82,652	49,591
Estimated total shares of Passage Bio Common Stock outstanding immediately following the Closing attributable to pre-Closing Passage Bio stockholders and holders of Passage Bio equity awards	1,864,360	621,454	372,872
Estimated price per share of Passage Bio common stock	$8.18	$24.54	$40.90
Estimated aggregate consideration deemed transferred	$15,250	$15,250	$15,250

2.	Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 and presents Transaction Accounting Adjustments only – no Management’s Adjustments are presented.
The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the Merger and related transactions as if they had occurred on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 and the six months ended June 30, 2026 give effect to the Merger and related transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented.
For accounting purposes, Remix is treated as the accounting acquirer and Passage Bio as the accounting acquiree, and the Merger will be accounted for as a reverse recapitalization. This determination reflects that, immediately following the Merger:
•	Remix equity holders will hold a substantial majority of the voting interests in the Combined Company,
•	Remix designees will comprise a majority of the board of directors,
•	Remix’s senior management will comprise the senior management of the Combined Company,
•	Remix’s business will be the ongoing business of the Combined Company; and
•	Passage Bio’s pre-combination assets consist primarily of cash and other non-operating assets.
Under reverse recapitalization accounting, the financial statements of the Combined Company represent a continuation of Remix’s financial statements, and the Merger is treated as the equivalent of Remix issuing equity to acquire the net assets of Passage Bio, accompanied by a recapitalization of Remix’s equity. Passage Bio’s net assets will be stated at historical carrying value, with no goodwill or intangible assets recorded. Any difference between the consideration deemed issued by Remix and the historical carrying value of Passage Bio’s net assets will be recorded as an adjustment to additional paid-in capital.
In connection with the Merger, Passage Bio will distribute one CVR per share of Passage Bio Common Stock to pre-Closing Passage Bio stockholders. Passage Bio has elected to early adopt Accounting Standards Update (“ASU”) 2025-07, under which a contract whose settlement is based on the operations or activities specific to one party to the contract is not accounted for as a derivative under Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. Because the CVRs settle based on proceeds derived from Passage Bio’s legacy license agreements, they qualify for this scope exception and are accounted for as a contingency under ASC Topic 450, Contingencies. Because no payment is currently probable and estimable, no liability has been recognized and no pro forma adjustment has been recorded in respect of the CVRs. A liability will be recognized if and when payment becomes probable and estimable.
The pre-funded warrants issued in the Subscription Financing and pursuant to the Exchange Agreements are classified as equity under ASC 815-40. Accordingly, amounts attributable to the pre-funded warrants are recorded in additional paid-in capital, with no amount recorded in Passage Bio Common Stock (par value) until exercise, and the pre-funded warrants are not subsequently remeasured at fair value.
3.	Shares of Passage Bio Common Stock and Pre-Funded Warrants Issued in Connection with the Merger and Concurrent Financing
Prior to the Merger and as described above, certain Remix securityholders will exchange certain Remix securities for pre-funded warrants pursuant to the Exchange Agreements. Immediately prior to the Merger, all remaining outstanding Remix convertible notes and all remaining outstanding shares of Remix preferred stock will be converted into shares of Remix common stock, certain of the 2025 Warrants will be surrendered and exchanged pursuant to the Exchange Agreements for pre-funded warrants to purchase Remix common stock, and the remaining 2025 warrants will be net exercised for shares of Remix common stock. The shares of Remix common stock resulting from such conversions and net exercises will be exchanged for shares of Passage Bio Common Stock based on the Merger Exchange Ratio. Upon completion of the Merger, the pre-funded warrants issued pursuant to the Exchange Agreements will represent the right to receive, upon exercise, shares of Passage Bio Common Stock based on the number of underlying shares of Remix common stock and the Merger Exchange Ratio.
The Merger Exchange Ratio for purposes of this unaudited pro forma condensed combined financial information was derived using a stipulated equity value for Remix of $326.0 million (including the Concurrent Financing) and for Passage Bio of $25.9 million (assuming Passage Bio Net Cash of $10.9 million as of the Closing). The estimated number of shares of Passage Bio Common Stock issuable to Remix’s common stockholders, preferred stockholders, and convertible note holders, ignoring the impact of any reverse stock split and fractional-share rounding, is determined as follows:

Shares of Remix common stock outstanding	4,833,976
Shares of Remix common stock issued upon conversion of Remix preferred stock	33,026,158
Shares of Remix common stock issued upon conversion of the 2025 Convertible Notes	27,667,231
Shares of Remix common stock issued upon net exercise of the 2025 Warrants	195,397
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants issued pursuant to the Exchange Agreements	89,321,346
Estimated total Remix fully diluted shares immediately prior to the Closing (excluding shares issued in the Concurrent Financing)	155,044,108
Estimated Merger Exchange Ratio	0.1727
Estimated fully diluted shares attributable to Remix Stockholders in the Merger (excluding shares issued as a result of the Concurrent Financing)	26,776,117
Shares of Remix common stock issued in the Subscription Financing	16,250,304
Shares of Remix common stock issued upon conversion of the 2026 Bridge Notes	14,897,764
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants issued in the Concurrent Financing	40,997,207
Estimated total Remix fully diluted shares issued in the Concurrent Financing	72,145,275
Estimated Concurrent Financing Exchange Ratio	0.1728
Estimated fully diluted shares attributable to the Concurrent Financing	12,466,704
Estimated total fully diluted shares attributable to Remix stockholders and Concurrent Financing investors	39,242,821

The following table provides a summary of the estimated number of shares of Passage Bio Common Stock issuable to Remix’s common stockholders, preferred stockholders, and convertible note holders, under the 1-for-2, 1-for-6 and 1-for-10 reverse stock split scenarios, ignoring the impact of fractional-share rounding. The scenarios are presented for illustrative purposes only and the final reverse stock split ratio may be different than those set forth below.

	1-to-2	1-to-6	1-to-10
Shares of Remix common stock outstanding	4,833,976	4,833,976	4,833,976
Shares of Remix common stock issued upon conversion of Remix preferred stock	33,026,158	33,026,158	33,026,158
Shares of Remix common stock issued upon conversion of the 2025 Convertible Notes	27,667,231	27,667,231	27,667,231
Shares of Remix common stock issued upon net exercise of the 2025 Warrants	195,397	195,397	195,397
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants issued pursuant to the Exchange Agreements	89,321,346	89,321,346	89,321,346
Estimated total Remix fully diluted shares immediately prior to the Closing (excluding shares issued in the Concurrent Financing)	155,044,108	155,044,108	155,044,108
Estimated Merger Exchange Ratio	0.0864	0.0288	0.0173
Estimated fully diluted shares attributable to Remix Stockholders in the Merger (excluding shares issued as a result of the Concurrent Financing)	13,395,811	4,465,270	2,682,263
Shares of Remix common stock issued in the Subscription Financing	16,250,304	16,250,304	16,250,304
Shares of Remix common stock issued upon conversion of the 2026 Bridge Notes	14,897,764	14,897,764	14,897,764

	1-to-2	1-to-6	1-to-10
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants issued in the Subscription Financing	40,997,207	40,997,207	40,997,207
Estimated total Remix fully diluted shares issued in the Concurrent Financing	72,145,275	72,145,275	72,145,275
Estimated Concurrent Financing Exchange Ratio	0.0864	0.0288	0.0173
Estimated fully diluted shares attributable to the Concurrent Financing	6,233,352	2,077,784	1,248,113
Estimated total fully diluted shares attributable to Remix stockholders and Concurrent Financing investors	19,629,163	6,543,054	3,930,376

4.	Pro Forma Adjustments
The pro forma adjustments, which are based on preliminary estimates that could change materially as additional information is obtained, are described below.
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
A.
Reflects the net cash proceeds of $65.2 million received in the Subscription Financing, consisting of gross proceeds of $70.0 million less estimated issuance costs of $4.8 million. Additionally, reflects the removal of $1.5 million of unpaid deferred issuance costs recorded in Prepaid assets and other current assets and Accrued expenses at June 30, 2026. Securities issued in the Subscription Financing consist of shares of Remix common stock and pre-funded warrants to purchase Remix common stock. Shares of Remix common stock issued in the Subscription Financing convert immediately into shares of Passage Bio Common Stock in the Merger, and the pre-funded warrants will convert into pre-funded warrants to purchase Passage Bio Common Stock. Accordingly, the proceeds are reflected in Passage Bio Common Stock (par value), to the extent attributable to shares issued, with the remainder reflected in additional paid-in capital, including amounts attributable to the equity-classified pre-funded warrants.

B.
Reflects the conversion or exchange of Remix’s 2026 Bridge Notes in connection with the Merger. To the extent not exchanged pursuant to the Exchange Agreements, the 2026 Bridge Notes will convert into shares of Remix common stock, which immediately convert into Passage Bio Common Stock. To the extent exchanged pursuant to the Exchange Agreements, the 2026 Bridge Notes will be surrendered and exchanged for pre-funded warrants to purchase Remix common stock, which, following the Merger, will represent the right, upon exercise, to purchase Passage Bio Common Stock. The 2026 Bridge Notes are carried at fair value, and their carrying value of $30.0 million as of June 30, 2026 is reclassified to Passage Bio Common Stock (par value), to the extent attributable to shares issued, with the remainder reflected in additional paid-in capital, including amounts attributable to the equity-classified pre-funded warrants. The adjustment also reflects the cash settlement of approximately $2.0 million of financing costs attributable to the 2026 Bridge Notes upon consummation of the Merger, including $0.5 million previously accrued in accounts payable as of June 30, 2026, with the remaining $1.5 million reflected as a reduction of additional paid-in capital in connection with the conversion or exchange of the 2026 Bridge Notes.

C.
Reflects the cash settlement of $8.2 million of estimated Passage Bio transaction costs incurred in connection with the Merger that were not recognized in the historical financial statements. Because Remix is the accounting acquirer, Passage Bio’s transaction costs are not treated as costs of the equity transaction. Consistent with reverse recapitalization accounting, these transaction costs will be expensed as incurred in Passage Bio’s preacquisition historical financial statements. Accordingly, there is no related adjustment within the pro forma condensed combined statement of operations, and the cash settlement is reflected with a corresponding increase to accumulated deficit in the pro forma condensed combined balance sheet.

D.
Reflects the cash settlement of $11.5 million of estimated Remix transaction costs incurred in connection with the Merger that were not recognized in the historical financial statements. Of this amount, $1.0 million relates to a prepaid directors’ and officers’ insurance policy, which is recorded as a prepaid expense in the pro forma condensed combined balance sheet. The remaining $10.5 million represents Remix’s transaction costs, which, consistent with reverse recapitalization accounting, are recorded as a reduction of additional paid-in capital to the extent of cash received from Passage Bio, with any excess recognized as expense. As of June 30, 2026, Passage Bio’s cash balance exceeded Remix’s transaction costs; accordingly, the full $10.5 million was charged to additional paid-in capital.
E.
Reflects the removal of Passage Bio’s non-refundable sublicense and transition services payment accrual as the remaining obligations thereunder are nominal and do not represent an obligation of the Combined Company.

F.
Reflects the conversion of Remix’s 2025 convertible notes in connection with the Merger. The 2025 convertible notes are carried at fair value, and their carrying value of $36.9 million as of June 30, 2026 is reflected as Passage Bio Common Stock (par value), with the remainder reflected in additional paid-in capital.

G.
Reflects the termination of the 2023 Warrants in connection with the Merger in accordance with their terms. This adjustment reflects the derecognition of the warrant liability of $1.2 million, with the offset recorded to additional paid-in capital. The related change in fair value recognized in Remix’s historical statements of operations is eliminated (see Adjustment M).

H.
Reflects the exchange or net exercise of the 2025 Warrants in connection with the Merger. Certain of the 2025 Warrants will be surrendered and exchanged pursuant to the Exchange Agreements for pre-funded warrants to purchase Remix common stock, which, following the Merger, represent the right, upon exercise, to purchase Passage Bio Common Stock. The remaining 2025 Warrants will be net exercised into shares of Remix common stock, which immediately convert into shares of Passage Bio Common Stock. This adjustment reflects the reclassification of the warrant liability of $2.0 million to Passage Bio Common Stock (par value), to the extent attributable to shares issued, and additional paid-in capital, including amounts attributable to the equity-classified pre-funded warrants. No cash is received on the net exercise, and the related change in fair value recognized in Remix’s historical statements of operations is eliminated (see Adjustment M).

I.	Reflects the recapitalization of Remix’s historical equity in connection with the Merger based on the estimated Merger Exchange Ratio, including:
a.
The conversion or exchange of outstanding shares of Remix preferred stock. To the extent not exchanged pursuant to the Exchange Agreements, Remix preferred stock will first convert into shares of Remix common stock, which immediately convert into Passage Bio Common Stock in the Merger. To the extent exchanged pursuant to the Exchange Agreements, Remix preferred stock will be surrendered and exchanged for pre-funded warrants to purchase Remix common stock, which, following the Merger, will represent the right, upon exercise, to purchase Passage Bio Common Stock. Accordingly, the adjustment is reflected in Passage Bio Common Stock (par value), to the extent attributable to shares issued, and additional paid-in capital, including amounts attributable to the equity-classified pre-funded warrants.

b.
The conversion or exchange of outstanding shares of Remix common stock (excluding shares issued in the Concurrent Financing and upon conversion of the 2025 convertible notes addressed in Adjustments A, B, and F). To the extent not exchanged pursuant to the Exchange Agreements, Remix common stock will convert into Passage Bio Common Stock in the Merger. To the extent exchanged pursuant to the Exchange Agreements, Remix common stock will be surrendered and exchanged for pre-funded warrants to purchase Remix common stock, which, following the Merger, will represent the right, upon exercise, to purchase Passage Bio Common Stock. Accordingly, the adjustment is reflected in Passage Bio Common Stock (par value), to the extent attributable to shares issued, and additional paid-in capital, including amounts attributable to the equity-classified pre-funded warrants.

For shares exchanged pursuant to the Exchange Agreements, the fair value of the pre-funded warrants issued is recognized in additional paid-in capital and is based on the June 30, 2026 market price of Passage Bio Common Stock, less the applicable exercise price, consistent with the assumed pro forma transaction date. The fair value of the pre-funded warrants is first allocated to the convertible notes and warrants surrendered in the exchange based on their respective fair values, with the residual fair value allocated to the common and preferred equity interests based on their relative pre-exchange fair values. Any resulting deemed distribution or contribution represents the difference between the residual fair value allocated to the applicable equity interests and the carrying amount of those interests derecognized and is reflected within additional paid-in capital.

J.
Reflects the elimination of Passage Bio’s historical accumulated deficit. Because the Merger is accounted for as a reverse recapitalization, Passage Bio’s historical equity balances are not carried forward, and Passage Bio’s accumulated deficit of $720.1 million was eliminated against additional paid-in capital.

K.
Reflects the charge to additional paid-in capital and accumulated deficit related to $2.0 million of stock-based compensation expense associated with the Merger, consisting of: (a) $1.7 million of expense related to acceleration of certain unvested stock options pursuant to pre-existing grant agreements that provide for acceleration upon a change in control, which will be triggered by the Merger; and (b) $0.3 million of incremental expense related to the extension of exercise periods for certain stock options pursuant to the terms of the Merger Agreement.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations
L.
Reflects nonrecurring stock-based compensation expense of $2.0 million associated with the Merger, consisting of: (a) $1.7 million of expense from acceleration of unvested stock options under pre-existing grant agreements that provide for acceleration upon a change in control, which will be triggered by the Merger; and (b) $0.3 million of incremental expense related to the extension of exercise periods for certain stock options pursuant to the terms of the Merger Agreement. The affected employees are all classified in general and administrative functions; accordingly, the aggregate charge is recorded in general and administrative expense in the unaudited pro forma condensed combined statement of operations.

The acceleration described in (a) occurs pursuant to the pre-existing terms of the original award agreements and is not accounted for as a modification; upon the change in control, the remaining unrecognized compensation cost for the affected awards is recognized in full. The extension of exercise periods described in (b) is accounted for as a modification under ASC 718, with the incremental fair value of the affected awards, measured as of the modification date, recognized immediately because the underlying awards are fully vested. Because these costs are nonrecurring and directly attributable to the Merger, the aggregate charge is reflected in the pro forma statement of operations for the year ended December 31, 2025.
M.
Reflects the elimination of changes in fair value recognized in Remix’s historical statements of operations related to the 2023 Warrants, the 2025 Warrants, and the 2025 Convertible Notes. Because the 2023 Warrants, 2025 Warrants, and 2025 Convertible Notes are assumed to have been terminated, net exercised, and converted respectively as of January 1, 2025 the related fair value remeasurements recognized in Remix’s historical results have been eliminated for the periods presented, as follows (in thousands):

	Year Ended December 31, 2025	Six Months Ended June 30, 2026
Change in fair value - 2025 convertible notes	$—	$10,300
Change in fair value - 2025 Warrants	—	(900)
Change in fair value - 2023 Warrants	2,150	(5,107)
Total pro forma adjustment	$2,150	$4,293

5.	Pro Forma Loss per Share
The pro forma combined basic and diluted loss per share has been adjusted to reflect the pro forma net loss for the year ended December 31, 2025 and the six months ended June 30, 2026. The weighted-average shares outstanding for the periods presented has been adjusted to give effect to both: (i) the conversion of Remix’s historical weighted-average shares outstanding based on the estimated Merger Exchange Ratio; and (ii) the shares issued in the Merger and related transactions, as if they had been outstanding as of January 1, 2025.

Because the Combined Company is in a net loss position, any adjustment for potentially dilutive shares would be anti-dilutive; accordingly, basic and diluted loss per share are the same. The following table sets forth the computation of pro forma net loss per share (in thousands, except share and per share amounts):

	Year Ended December 31, 2025	Six Months Ended June 30, 2026
Numerator:
Pro forma net loss	$(119,049)	$(46,535)
Deemed contribution recognized in connection with Exchange Agreements	47,573	—
Pro forma net loss attributable to common stockholders	(71,476)	(46,535)

Denominator:
Weighted-average Remix common shares outstanding - basic and diluted(i)	4,700,621	4,829,075
Shares of Remix common stock issued upon conversion of Remix preferred stock	33,026,158	33,026,158
Shares of Remix common stock issued upon conversion of the 2025 Convertible Notes	27,667,231	27,667,231
Shares of Remix common stock issued upon net exercise of the 2025 Warrants	195,397	195,397
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants	89,321,346	89,321,346
Total	154,910,753	155,039,207
Estimated Merger Exchange Ratio	0.1727	0.1727
Estimated total shares of Passage Bio common stock issued to Remix Stockholders in the Merger	26,753,087	26,775,271
Shares of Remix common stock issued in the Subscription Financing	16,250,304	16,250,304
Shares of Remix common stock issued upon conversion of the 2026 Bridge Notes	14,897,764	14,897,764
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants issued in the Concurrent Financing	40,997,207	40,997,207
Total	72,145,275	72,145,275
Estimated Concurrent Financing Exchange Ratio	0.1728	0.1728
Estimated total shares of Passage Bio common stock issued to Remix Stockholders as a result of the Concurrent Financing	12,466,704	12,466,704
Shares of Passage common stock issued upon acceleration of RSUs	15,000	15,000
Weighted-average Passage common shares outstanding—basic and diluted	3,172,870	3,207,313
Pro forma combined weighted-average common shares outstanding—basic and diluted	42,407,661	42,464,288

Pro forma loss per share - basic and diluted	$(1.69)	$(1.10)

(i)
Excludes approximately 3.0 million Remix common shares that convert into pre-funded warrants upon Closing pursuant to the Exchange Agreements and therefore are excluded from weighted-average Remix common shares outstanding for both periods presented. The pre-funded warrants issued upon conversion of these common shares are included in the shares of Remix common stock issuable upon exercise of Remix pre-funded warrants.

The following table sets forth the computation of pro forma net loss per share under the 1-for-2, 1-for-6 and 1-for-10 reverse stock split scenarios. The scenarios are presented for illustrative purposes only, and the final reverse stock split ratio may be different than those set forth below.

	Year Ended December 31, 2025			Six Months Ended June 30, 2026
	1-to-2	1-to-6	1-to-10	1-to-2	1-to-6	1-to-10
Numerator:
Pro forma net loss	$(119,049)	$(119,049)	$(119,049)	$(46,535)	$(46,535)	$(46,535)
Deemed contribution recognized in connection with Exchange Agreements	47,573	47,573	47,573	—	—	—
Pro forma net loss attributable to common stockholders	(71,476)	(71,476)	(71,476)	(46,535)	(46,535)	(46,535)

Denominator:
Weighted-average Remix common shares outstanding - basic and diluted	4,700,621	4,700,621	4,700,621	4,829,075	4,829,075	4,829,075
Shares of Remix common stock issued upon conversion of Remix preferred stock	33,026,158	33,026,158	33,026,158	33,026,158	33,026,158	33,026,158
Shares of Remix common stock issued upon conversion of the 2025 Convertible Notes	27,667,231	27,667,231	27,667,231	27,667,231	27,667,231	27,667,231
Shares of Remix common stock issued upon net exercise of the 2025 Warrants	195,397	195,397	195,397	195,397	195,397	195,397
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants	89,321,346	89,321,346	89,321,346	89,321,346	89,321,346	89,321,346
Total	154,910,753	154,910,753	154,910,753	155,039,207	155,039,207	155,039,207
Estimated Merger Exchange Ratio	0.0864	0.0288	0.0173	0.0864	0.0288	0.0173
Estimated total shares of Passage Bio common stock issued to Remix Stockholders in the Merger	13,384,289	4,461,430	2,679,956	13,395,387	4,465,129	2,682,178
Shares of Remix common stock issued in the Subscription Financing	16,250,304	16,250,304	16,250,304	16,250,304	16,250,304	16,250,304
Shares of Remix common stock issued upon conversion of the 2026 Bridge Notes	14,897,764	14,897,764	14,897,764	14,897,764	14,897,764	14,897,764
Shares of Remix common stock issuable upon exercise of Remix pre-funded warrants issued in the Subscription Financing	40,997,207	40,997,207	40,997,207	40,997,207	40,997,207	40,997,207
Total	72,145,275	72,145,275	72,145,275	72,145,275	72,145,275	72,145,275
Estimated Concurrent Financing Exchange Ratio	0.0864	0.0288	0.0173	0.0864	0.0288	0.0173
Estimated total shares of Passage Bio common stock issued to Remix Stockholders as a result of the Concurrent Financing	6,233,352	2,077,784	1,248,113	6,233,352	2,077,784	1,248,113

	Year Ended December 31, 2025			Six Months Ended June 30, 2026
	1-to-2	1-to-6	1-to-10	1-to-2	1-to-6	1-to-10
Shares of Passage common stock issued upon acceleration of RSUs	7,500	2,500	1,500	7,500	2,500	1,500
Weighted-average Passage common shares outstanding — basic and diluted	1,586,435	528,812	317,287	1,603,657	534,552	320,731
Pro forma combined weighted-average common shares outstanding — basic and diluted	21,211,576	7,070,526	4,246,856	21,239,896	7,079,965	4,252,522

Pro forma loss per share — basic and diluted	$(3.37)	$(10.11)	$(16.83)	$(2.19)	$(6.57)	$(10.94)

DESCRIPTION OF PASSAGE BIO CAPITAL STOCK
The following description of Passage Bio Capital Stock and provisions of Passage Bio’s amended and restated certificate of incorporation (as will be in effect if the Charter Proposal is approved) and Passage Bio’s amended and restated bylaws are summaries and are qualified by reference to such charter (which is attached as Annex J) and bylaws (which has been publicly filed with the SEC) and applicable provisions of the DGCL.
General
Passage Bio’s authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Holders of Passage Bio’s common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by Passage Bio’s stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of Passage Bio’s stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Passage Bio’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Passage Bio’s directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of Passage Bio’s amended and restated certificate of incorporation. See below under “Anti-Takeover Effects of Delaware Law and Passage Bio’s Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by Passage Bio’s board of directors, subject to any preferential dividend rights of any series of preferred stock that Passage Bio may designate and issue in the future.
In the event of Passage Bio’s liquidation or dissolution, the holders of common stock are entitled to receive proportionately Passage Bio’s net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Under the terms of Passage Bio’s amended and restated certificate of incorporation that will become effective upon the closing of the First Merger, Passage Bio’s board of directors is authorized to direct Passage Bio to issue shares of preferred stock in one or more series without stockholder approval. Passage Bio’s board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing Passage Bio’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of Passage Bio’s outstanding voting stock. Upon the closing of the First Merger, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Anti-takeover effects of Delaware law and Passage Bio’s amended and restated certificate of incorporation and amended and restated bylaws
Some provisions of Delaware law, Passage Bio’s amended and restated certificate of incorporation and Passage Bio’s amended and restated bylaws could make the following transactions more difficult: an acquisition of Passage Bio by means of a tender offer; an acquisition of Passage Bio by means of a proxy contest or otherwise; or the removal of Passage Bio’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Passage Bio’s best interests, including transactions which provide for payment of a premium over the market price for Passage Bio’s shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Passage Bio to first negotiate with Passage Bio’s board of directors. Passage Bio believes that the benefits of the increased protection of Passage Bio’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Passage Bio outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Undesignated preferred stock
The ability of Passage Bio’s board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by Passage Bio’s board of directors could impede the success of any attempt to change control of Passage Bio. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Passage Bio.
Stockholder meetings
Passage Bio’s amended and restated bylaws provide that a special meeting of stockholders may be called only by Passage Bio’s chair of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of Passage Bio’s board of directors.
Requirements for advance notification of stockholder nominations and proposals
Passage Bio’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of stockholder action by written consent
Passage Bio’s amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.
Staggered board
Passage Bio’s board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by Passage Bio’s stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of Passage Bio, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of directors
Passage Bio’s amended and restated certificate of incorporation provides that no member of Passage Bio’s board of directors may be removed from office by Passage Bio’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.
Stockholders not entitled to cumulative voting
Passage Bio’s amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Passage Bio’s common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of Passage Bio’s preferred stock may be entitled to elect.
Delaware anti-takeover statute
Passage Bio is subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of forum
Passage Bio’s amended and restated certificate of incorporation provides that, unless Passage Bio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on Passage Bio’s behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty by any of Passage Bio’s directors, officers, or stockholders; (3) any action, suit or proceeding asserting a claim against Passage Bio arising pursuant to any provision of the General Corporation Law of the State of Delaware or Passage Bio’s certificate of incorporation or bylaws; or (4) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction, including all causes of action asserted against any defendant to such complaint. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Passage Bio’s amended and restated certificate of incorporation further provides that, unless Passage Bio consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Passage Bio’s amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of Passage Bio’s capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in Passage Bio’s amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.
Amendment of charter provisions
The amendment of any of the above provisions, except for the provision making it possible for Passage Bio’s board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.
The provisions of Delaware law, Passage Bio’s amended and restated certificate of incorporation and Passage Bio’s amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Passage Bio’s common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of Passage Bio’s board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations on liability and indemnification of officers and directors
Passage Bio’s amended and restated certificate of incorporation provides that no director or officer will be personally liable to Passage Bio or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:
•	any breach of the director’s or officer’s duty of loyalty to Passage Bio or its stockholders;
•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•	any transaction from which the director or officer derived an improper personal benefit.
As a result, neither Passage Bio nor its stockholders have the right, through stockholders’ derivative suits on Passage Bio’s behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Passage Bio’s amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, Passage Bio will indemnify any director or officer of Passage Bio against all damages, claims and liabilities arising out of the fact that the person is or was Passage Bio’s director or officer, or served any other enterprise at Passage Bio’s request as a director or officer. Amending this provision will not reduce Passage Bio’s indemnification obligations relating to actions taken before an amendment.
Transfer Agent and Registrar
The transfer agent and registrar for Passage Bio Common Stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.
Nasdaq Capital Market Listing
Passage Bio’s common stock is listed on the Nasdaq Capital Market under the symbol “PASG.” Following the closing of the Mergers, the combined company’s common stock is expected to be listed on the Nasdaq Capital Market under the symbol “RMTX.”

COMPARISON OF RIGHTS OF HOLDERS OF PASSAGE BIO CAPITAL STOCK
AND REMIX CAPITAL STOCK
General
Remix and Passage Bio are both incorporated under the laws of the State of Delaware. The rights of Remix stockholders and Passage Bio stockholders are generally governed by the DGCL. Upon completion of the First Merger, Remix stockholders will become Passage Bio stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of the combined company and the restated certificate of incorporation of the combined company.
The material differences between the current rights of Remix stockholders under Remix’s amended and restated certificate of incorporation and bylaws and their rights as stockholders of the combined company, after the First Merger, under the proposed restated certificate of incorporation and the amended and restated bylaws, both as will be in effect immediately following the completion of the First Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the proposed restated certificate of incorporation and amended and restated bylaws. You should carefully read this entire document and the other referenced documents, including the proposed restated certificate of incorporation and amended and restated bylaws, for a more complete understanding of the differences between being a stockholder of Remix or Passage Bio before the First Merger and being a stockholder following the completion of the First Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” of this proxy statement/prospectus.
Authorized Common Stock
Remix
Remix’s authorized capital stock consists of (i) 162,000,000 shares of Common Stock, $0.0001 par value per share, and (ii) 124,133,326 shares of Preferred Stock, $0.0001 par value per share (consisting of 17,964,705 shares of Series Seed Preferred Stock, 35,714,365 shares of Series A Preferred Stock, and 70,454,256 shares of Series B Preferred Stock).
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will authorize 310,000,000 shares, consisting of (i) 300,000,000 shares of Common Stock, $0.0001 par value per share, and (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share.
The Merger Agreement contemplates an amendment to Passage Bio’s restated certificate of incorporation in connection with the Closing to implement the reverse stock split.
Conversion Rights, Liquidation Preferences, and Protective Provisions
Remix
Holders of Remix Common Stock have no preemptive rights to subscribe for any shares of any class of Remix stock. The voting, dividend and liquidation rights of the holders of Remix Common Stock are subject to and qualified by the rights, powers and preferences of the holders of Remix Preferred Stock. The holders of Remix Preferred Stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on Remix Common Stock. Upon the liquidation, dissolution or winding up of Remix, the holders of Remix Preferred Stock are entitled to be paid out of the assets of Remix available for distribution to its stockholders before any payment is made to the holders of Remix Common Stock. Each share of Remix Preferred Stock is convertible into shares of Remix Common Stock at the option of the holder thereof at any time. The Remix Board is authorized, subject to limitations prescribed by Delaware law and the required consent of the holders of Remix Preferred Stock, to issue preferred stock with voting powers, designations, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions as set forth in Remix’s amended and restated certificate of incorporation.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide for no preemptive rights to subscribe for any shares of any class of stock nor conversion rights to convert common stock into or exchange common stock for shares of any other class or classes or of any other series of the same class of capital stock. The rights, preferences and privileges of the holders of the combined company’s common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of the combined company’s preferred stock that may be designated in the future.
Upon the dissolution, liquidation or winding up of the combined company, whether voluntary or involuntary, the funds and assets of the combined company that may be legally distributed to the stockholders shall be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder, subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock.
The proposed restated certificate of incorporation will provide that shares of preferred stock may be issued from time to time in one or more series, each of such series to have such terms as stated in the resolution or resolutions providing for the creation and issuance of such series adopted by the board of directors. The board of directors will be expressly authorized to issue the Preferred Stock in one or more series from time to time, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.
Number of Directors
Remix
Remix’s amended and restated certificate of incorporation provides that the number of directors of Remix shall be determined in the manner set forth in the bylaws. Remix’s bylaws provide that the number of directors that shall constitute the whole Remix Board of Directors shall be determined by resolution of the Remix Board of Directors or by the stockholders at the annual meeting of the stockholders, and each director elected shall hold office until his or her successor is elected and qualified.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation and amended and restated bylaws will provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, the number of directors which shall constitute the whole board of directors shall be fixed exclusively by one or more resolutions adopted from time to time by the board of directors.
Stockholder Nominations and Proposals
Remix
Remix’s bylaws do not contain specific advance notice provisions for stockholder nominations or proposals.
Proposed Certificate of Incorporation and Bylaws
The proposed amended and restated bylaws will provide that stockholders seeking to present proposals before an annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide written notice on a timely basis and also specify requirements as to the form and content of a stockholder’s notice.
Classification of Board of Directors
Remix
Remix’s amended and restated certificate of incorporation does not provide for a classified board of directors.

Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.
Election of Directors
Remix
Each director elected shall hold office until his or her successor is elected and qualified. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect two directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, are entitled to elect one director. The holders of record of the shares of Remix Common Stock, exclusively and as a separate class, are entitled to elect one director. The holders of record of the shares of Remix Common Stock and of any other class or series of voting stock are entitled to elect the balance of the total number of directors. Each director elected shall hold office until his or her successor is duly elected and qualified.
Proposed Certificate of Incorporation and Bylaws
Other than any directors elected by the separate vote of the holders of any class or series of preferred stock, the board of directors will be divided into three classes, designated as Class I, Class II and Class III. At each annual meeting of stockholders of the combined company, subject to any special rights of the holders of one or more outstanding series of preferred stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal.
Removal of Directors
Remix
Remix’s amended and restated certificate of incorporation provides that any director elected by the holders of a specific class or series of capital stock entitled to elect such director may be removed with or without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director. Remix’s bylaws provide that any director or the entire Remix Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide that, subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, the board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock entitled to vote at an election of directors.
Vacancies on the Board of Directors
Remix
Remix’s bylaws provide that, unless otherwise provided in Remix’s certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation and amended and restated bylaws will provide that, subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, except as otherwise provided by law, any vacancies on the board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification or removal.
Voting Stock
Remix
Remix’s amended and restated certificate of incorporation provides that the holders of Remix Common Stock are entitled to one vote for each share of Remix Common Stock held at all meetings of stockholders. The holders of each series of Remix Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Remix Common Stock into which the shares of Remix Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide that each holder of common stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of common stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. There shall be no cumulative voting.
Stockholder Action by Written Consent
Remix
Remix’s bylaws provide that, unless otherwise provided by Remix’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed in a manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of stockholders, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.
Notice of Stockholder Meeting
Remix
Remix’s bylaws provide that written notice of any stockholder meeting stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than 10 nor more than 60 days before the date of the meeting.
Proposed Certificate of Incorporation and Bylaws
The proposed amended and restated bylaws will provide that, unless otherwise provided by law, the certificate of incorporation or the bylaws, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting of stockholders, the purpose or purposes for which such meeting is called.
Special Stockholder Meetings
Remix
Remix’s bylaws provide that special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the Chief Executive Officer and shall be called by the Chief Executive Officer or secretary at the request in writing of a majority of the Remix Board of Directors, or at the request in writing of stockholders owning at least 50% in amount of the entire capital stock of Remix issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation and amended and restated bylaws will provide that, subject to the special rights of the holders of one or more series of preferred stock, special meetings of stockholders may be called, for any purpose or purposes, at any time only by or at the direction of the board of directors, the Chairperson of the board of directors, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, and shall not be called by any other person or persons. No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.
Indemnification
Remix
Remix’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, a director of Remix shall not be personally liable to Remix or its stockholders for monetary damages for breach of fiduciary duty as a director. Remix is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents (and any other persons to which the DGCL permits Remix to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Remix’s bylaws provide that Remix shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of Remix; provided, however, that Remix shall indemnify any such director in connection with a proceeding initiated by such director only if such proceeding was authorized by the Board of Directors.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide that no director or officer shall have any personal liability to the combined company or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. The proposed restated certificate of incorporation also will provide that the combined company will have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the combined company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
The proposed amended and restated bylaws will provide that the combined company will indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer or, while serving as a director or officer of the combined company, is or was serving at the request of the combined company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses

(including attorneys’ fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection with any such proceeding. The proposed amended and restated bylaws also will provide that the combined company will pay the expenses (including attorneys’ fees) incurred by any covered person in defending any proceeding in advance of its final disposition.
Amendment of Certificate of Incorporation
Remix
Amendments to Remix’s amended and restated certificate of incorporation are governed by the DGCL, which generally requires approval by the Remix Board and by a majority of the outstanding shares entitled to vote on such amendment. However, Remix’s amended and restated certificate of incorporation provides that the affirmative vote of the Requisite Holders (the holders of a majority of the then outstanding shares of Remix Preferred Stock, voting together as a single class and on an as-converted basis) shall be required to amend, alter, waive or repeal any provision of Remix’s certificate of incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the Remix Preferred Stock or any series thereof.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide that, notwithstanding anything contained therein to the contrary, in addition to any vote required by applicable law, the following provisions in the proposed restated certificate of incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class: Part B of Article V (Capital Stock), Article VI (Management), Article VII (Stockholder Meetings and Action), Article VIII (Exculpation), Article IX (Indemnification), Article X (Forum Selection), and Article XI (Amendments).
Amendment of Bylaws
Remix
Remix’s amended and restated certificate of incorporation provides that, subject to any additional vote required by the certificate of incorporation or bylaws, the Remix Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws. Remix’s bylaws provide that the bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders or by the Remix Board, when such power is conferred upon the Remix Board by the certificate of incorporation at any regular meeting of the stockholders or of the Remix Board or at any special meeting of the stockholders or of the Remix Board if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to adopt, amend or repeal the bylaws. In addition to any vote of the holders of any class or series of stock required by applicable law or by the restated certificate of incorporation or the bylaws, the adoption, amendment or repeal of the bylaws by the stockholders shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock entitled to vote generally in an election of directors.
Forum Selection
Remix
Remix’s amended and restated certificate of incorporation provides that, unless Remix consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Remix, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Remix to Remix or Remix’s stockholders, (iii) any action asserting a claim against Remix, its directors, officers or employees arising pursuant to any provision of the DGCL or Remix’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against Remix, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.
Proposed Certificate of Incorporation and Bylaws
The proposed restated certificate of incorporation will provide that, unless Passage Bio consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the other state courts of the State of Delaware or the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the combined company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the combined company to the combined company or its stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws or the restated certificate of incorporation (as either may be amended from time to time), or (iv) any action, suit or proceeding asserting a claim against the combined company governed by the internal affairs doctrine; and (b) subject to the preceding provisions, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMBINED COMPANY COMMON STOCK
Pursuant to Rule 144, a person who has beneficially owned restricted combined company common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the combined company at the time of, or at any time during the three months preceding, a sale and (ii) combined company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as combined company was required to file reports) preceding the sale.
Persons who have beneficially owned restricted combined company common stock shares for at least six months but who are affiliates of combined company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of combined company common stock then outstanding; or
•	the average weekly reported trading volume of the combined company common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of combined company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the combined company.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
We anticipate that following the consummation of the First Merger, the combined company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

PRINCIPAL STOCKHOLDERS OF PASSAGE BIO
As of September 30, 2026, Passage Bio had 3,217,810 shares of Passage Bio Common Stock issued and outstanding. The table below shows certain information about the beneficial ownership of Passage Bio Common Stock, as of September 30, 2026, by:
•	each person, or group of affiliated persons, known by Passage Bio to beneficially own more than 5% of the outstanding shares of Passage Bio Common Stock;
•	each of Passage Bio’s directors,
•	each of Passage Bio’s named executive officers, and
•	all of Passage Bio’s directors and executive officers as a group.
In accordance with SEC rules, Passage Bio has included in the column “Number of Shares Beneficially Owned” all shares of Passage Bio Common Stock over which the person has sole or shared voting or investment power as of September 30, 2026, and all shares of Passage Bio Common Stock that the person has the right to acquire within 60 days after September 30, 2026 through the exercise of any stock options. All shares that a person has a right to acquire within 60 days of September 30, 2026 are deemed outstanding for the purpose of computing the percentage beneficially owned by the person, but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person. Unless otherwise indicated, each person has the sole power (or shares the power with a spouse) to invest and vote the shares of Passage Bio Common Stock listed opposite the person’s name. Where applicable, ownership is subject to community property laws. Inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Lynx1 Capital Management LP(1)	673,759	20.9%
Baselake Partners, LP(2)	235,058	7.3%
Directors and Named Executive Officers:
William Chou, M.D.(3)	123,943	3.9%
Athena Countouriotis, M.D.(4)	18,357	*%
Maxine Gowen, Ph.D.(5)	18,794	*%
Sandip Kapadia(6)	19,765	*%
Thomas Kassberg(7)	13,481	*%
Derrell Porter, M.D.(8)	16,567	*%
Dolan Sondhi, Ph.D.(9)	14,446	*%
Kathleen Borthwick(10)	28,571	*%
All executive officers and directors as a group (8 persons)(11)	253,924	7.9%

* Represents beneficial ownership of less than one percent of outstanding Passage Bio Common Stock.
(1)
Based solely on a Schedule 13D filed on July 2, 2026. Represents 673,759 shares of common stock held by Lynx1 Capital Management LP. The address for Lynx1 Capital Management LP is 151 Calle de San Francisco, Suite 200, PMB 1237, San Juan, PR 00901-1607.

(2)
Based solely on a Schedule 13G filed on June 25, 2026. Represents 235,058 shares of common stock held by Baselake Partners, LP. The address for Baselake Partners, LP is 3155 W. Big Beaver Road, Suite 207, Troy, Michigan 48084.

(3)	Represents (i) 6,724 shares of common stock and (ii) 117,219 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(4)	Represents (i) 945 shares of common stock and (ii) 17,412 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(5)	Represents 18,794 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(6)	Represents 19,765 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(7)	Represents 13,481 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(8)	Represents 16,567 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(9)	Represents 14,446 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.

(10)	Represents (i) 5,403 shares of common stock and (ii) 23,168 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(11)
Represents (i) 13,072 shares of common stock and (ii) 240,852 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026, by our directors and executive office.

PRINCIPAL STOCKHOLDERS OF REMIX
The table below shows certain information about the beneficial ownership of Remix Common Stock, as of September 30, 2026, by:
•	each person, or group of affiliated persons, known by Remix to beneficially own more than 5% of the outstanding shares of Remix Common Stock;
•	each of Remix’s directors,
•	each of Remix’s named executive officers, and
•	all of Remix’s directors and executive officers as a group.
The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 38,228,055 shares of common stock outstanding as of September 30, 2026, giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock and giving effect to the exchange of outstanding Remix securities for pre-funded warrants to purchase an equivalent amount and type of Remix securities pursuant to that certain Exchange Agreement, dated September 2, 2026, among Remix and certain investors party thereto (the “Exchange Agreement”). In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 30, 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Where applicable, ownership is subject to community property laws. Inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Remix Therapeutics, Inc., 400 Technology Square, Cambridge, MA 02139.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Entities Affiliated with The Column Group(1)	5,234,327	13.19%
Entities Affiliated with Atlas(2)	3,823,062	9.98%
Entities Affiliated with Foresite(3)	4,495,534	11.43%
Entities Affiliated with ARCH(4)	4,016,308	10.44%
Entities Affiliated with Citadel(5)	4,167,201	10.79%
Entities Affiliated with Ultimate Epoch(6)	4,790,492	12.21%
Entities Affiliated with Casdin(7)	3,407,348	8.89%
Entities Affiliated with Alexandria(8)	2,567,054	6.66%
Directors and Named Executive Officers:
Peter G. Smith, Ph.D.(9)	7,120,186	16.23%
Linda C. Bain(10)	153,541	*
Scott Biller, Ph.D.(11)	335,779	*
Maria Koehler, M.D., Ph.D.(12)	156,145	*
Michael Landsittel	—	—
Matthew R. Patterson(13)	994,342	2.56%
Dominic Reynolds, Ph.D.(14)	969,769	2.48%
Heather Wasserman, Ph.D.(15)	1,628,137	4.09%
All executive officers and directors as a group (12 persons)(16)	11,357,899	23.95%

*	Represents beneficial ownership of less than one percent of outstanding Remix Common Stock.
(1)
Includes (A)(i) 3,657,413 shares of common stock issuable upon conversion of Series Seed preferred stock held by The Column Group IV, LP (TCG IV); (ii) 1,364,695 shares of common stock issuable upon exercise of Series B warrants held by TCG IV; (iii) 483,500 shares of common stock issuable upon exercise of Pre-Funded Warrants held by TCG IV; (iv) 5,539,459 shares of common stock issuable upon conversion of Series Seed preferred stock issuable upon exercise of Pre-Funded Warrants held by TCG IV; (v) 9,679,170 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of Pre-Funded Warrants held by TCG IV; and (vi) 17,463,154 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by TCG IV; (B)(i) 124,814 shares of common stock issuable upon conversion of Series Seed preferred stock held by The Column Group IV-A, LP (TCG IV-A); (ii) 46,570 shares of common stock issuable upon exercise of Series B warrants held by TCG IV-A; (iii) 16,500 shares of common stock issuable upon exercise of Pre-Funded Warrants held by TCG IV-A; (iv) 189,040 shares of common stock issuable upon conversion of Series Seed preferred stock issuable upon exercise of Pre-Funded Warrants held by TCG IV-A; (v) 330,313 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of Pre-Funded Warrants held by TCG IV-A; and (vi) 595,949 shares of common stock issuable upon conversion of Series B preferred stock upon exercise of Pre-Funded Warrants held by TCG IV-A. The Pre-Funded Warrants contain a provision (the Beneficial Ownership Blocker) that prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, TCG IV and TCG IV-A, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. TCG IV and TCG IV-A are venture capital investment entities. The Column Group IV GP, LP (TCG IV GP) is the general partner of each of TCG IV and TCG IV-A. Tim Kutzkey and Peter Svennilson are the managing partners of TCG IV GP and are engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes . The address of the entities affiliated with The Column Group is 1 Letterman Drive, Building D, San Francisco, CA, 94129.
(2)
Includes (A)(i) 3,782,227 shares of common stock issuable upon conversion of Series Seed preferred stock held by Atlas Venture Fund XI, L.P. (AVF XI); (ii) 2,500,000 shares of common stock issuable upon exercise of Pre-Funded Warrants held by AVF XI; (iii) 4,671,752 shares of common stock issuable upon conversion of Series Seed preferred stock issuable upon exercise of Pre-Funded Warrants held by AVF XI; (iv) 9,057,529 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of Pre-Funded Warrants held by AVF XI; (B) 2,873,563 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Atlas Venture Opportunity Fund I, L.P. (AVOF I); and (C) 7,293,928 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Atlas Venture Opportunity Fund II, L.P. (AVOF II). The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, AVF XI, AVOF I and AVOF II, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. Atlas Venture Associates XI, L.P. (AVA XI LP) is the general partner of AVF XI and Atlas Venture Associates XI, LLC (AVA XI LLC) is the general partner of AVA XI LP. Each of AVF XI, AVA XI LP and AVA XI LLC may be deemed to share voting and dispositive power over, and, may be deemed to beneficially own, the securities held by AVF XI. Bruce Booth, D.Phil., David Grayzel, M.D., Jean-Francois Formela, M.D., Jason Rhodes and Kevin Bitterman, Ph.D. are members of AVA XI LLC, and Dr. Bitterman is a member of our board of directors. Each of Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes disclaims beneficial ownership of the securities held by AVF XI, except to the extent of his pecuniary interest therein, if any. Atlas Venture Associates Opportunity I, L.P. (AVAO I LP) is the general partner of AVOF I, and Atlas Venture Associates Opportunity I, LLC (AVAO I LLC) is the general partner of AVAO I LP. Each of AVOF I, AVAO I LP and AVAO I LLC may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, the securities held by AVOF I. Dr. Booth, Dr. Grayzel, Dr. Formela, Mr. Rhodes and Dr. Bitterman are members of AVAO I LLC, and Dr. Bitterman is a member of our board of directors. Each of Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes disclaims beneficial ownership of the securities held by AVOF I, except to the extent of his pecuniary interest therein, if any. Atlas Venture Associates Opportunity II, L.P. (AVAO II LP) is the general partner of AVOF II, and Atlas Venture Associates Opportunity II, LLC (AVAO II LLC) is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP, and AVAO II, LLC may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, the securities held by AVOF II. Dr. Booth, Dr. Grayzel, Dr. Formela, Mr. Rhodes, Michael Gladstone and Dr. Bitterman are members of AVAO II LLC, and Dr. Bitterman is a member of our board of directors. Each of Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela, Mr. Gladstone and Mr. Rhodes disclaims beneficial ownership of the securities held by AVOF II, except to the extent of his pecuniary interest therein, if any. The address for each of these entities and individuals is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

(3)
Includes (A)(i) 2,725,929 shares of common stock issuable upon conversion of Series A preferred stock held by Foresite Capital Fund V, L.P. (Foresite Fund V); (ii) 363,763 shares of common stock issuable upon exercise of Series B warrants held by Foresite Fund V; (iii) 5,703,109 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of Pre-Funded Warrants held by Foresite Fund V; (iv) 7,990,419 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Foresite Fund V; (B)(i) 234,893 shares of common stock issuable upon exercise of Series B warrants held by Foresite Capital Fund VI LP (Foresite Fund VI); (ii) 3,574,840 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Foresite Fund VI; (C)(i) 681,483 shares of common stock issuable upon conversion of Series A preferred stock held by Foresite Capital Opportunity Fund V, L.P. (Foresite Opportunity); (ii) 32,217 shares of common stock issuable upon exercise of Series B warrants held by Foresite Opportunity; (iii) 1,425,777 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of Pre-Funded Warrants held by Foresite Opportunity; and (iv) 1,103,893 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Foresite Opportunity. The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, Foresite Fund V, Foresite Fund VI and Foresite Opportunity, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. Foresite Capital Management V, LLC (FCM V) is the general partner of Foresite Fund V and may be deemed to have sole voting and dispositive power over the securities held by Foresite Fund V. Foresite Capital Management VI, LLC (FCM VI) is the general partner of Foresite Fund VI and may be deemed to have sole voting and dispositive power over the securities held by Foresite Fund VI. Foresite Capital Opportunity Management V, LLC (FCOM V) is the general partner of Foresite Opportunity and may be deemed to have sole voting and dispositive power over the shares held by Foresite Opportunity. James B. Tananbaum, M.D., is the sole managing member of FCM V, FCM VI, and FCOM V, and may be deemed to have sole voting and dispositive power over the securities held by Foresite Fund V, Foresite Fund VI, and Foresite Opportunity, respectively. Each of Foresite Fund V, Foresite Fund VI, Foresite Opportunity, and Dr. Tananbaum disclaims beneficial ownership of such securities except to the extent of its or his respective pecuniary interests therein. The principal business address of Dr. Tananbaum and each of the foregoing entities is 9200 Sunset Boulevard, PH1, West Hollywood, CA 90069.

(4)
Includes (i) 3,782,227 shares of common stock issuable upon conversion of Series A preferred stock held by ARCH Venture Fund XI, L.P. (ARCH Fund XI); (ii) 193,246 shares of common stock issuable upon exercise of Series B warrants held by ARCH Fund XI; (iii) 168,885 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of Pre-Funded Warrants held by ARCH Fund XI; and (iv) 3,157,101 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by ARCH Fund XI. The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, ARCH Fund XI, together with its affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. ARCH Venture Partners XI, L.P. (AVP XI LP) is the sole general partner of ARCH Fund XI, and ARCH Venture Partners XI, LLC (AVP XI LLC) is the sole general partner of AVP XI LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XI. AVP XI LLC exercises voting and investment power through an investment committee comprised of Kristina M. Burow, Keith Crandell, Steven Gillis, and Robert Nelsen. The address for each of these entities and individuals is c/o ARCH Venture Partners, 8755 West Higgins Road, Suite 1025, Chicago, IL 60631.
(5)
Includes (A)(i) 1,055,479 shares of common stock issuable upon conversion of Series B preferred stock held by Citadel Credit Master Fund LLC (CMFC); (ii) 344,139 shares of common stock issuable upon exercise of Series B warrants held by CMFC; and (iii) 798,370 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by CMFC; and (B)(i) 2,726,748 shares of common stock issuable upon conversion of Series B preferred stock held by Citadel Multi-Strategy Equities Master Fund Ltd (CEMF); and (ii) 2,062,524 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by CEMF. The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, CMFC and CEMF, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. Citadel Advisors LLC (Citadel Advisors) is the portfolio manager of CMFC and CEMF. Citadel Advisors Holdings LP (CAH) is the sole member of Citadel Advisors. Citadel GP LLC (CGP) is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Citadel Advisors, CAH, CGP and Mr. Griffin may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition of, the shares held of record by CMFC and CEMF. The address of the entities affiliated with Citadel: c/o Citadel Enterprise Americas, 830 Brickell Plaza, Floor 15, Miami, FL 33131.

(6)
Includes (A)(i) 3,744,785 shares of common stock issuable upon conversion of Series B preferred stock held by Ultimate Epoch Limited (Ultimate Epoch); (ii) 957,853 shares of common stock issuable upon exercise of Series B warrants held by Ultimate Epoch; (iii) 1,417,164 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Ultimate Epoch; (B)(i) 20,591 shares of common stock issuable upon exercise of Series B preferred stock held by Fidem Investment Inc. (Fidem); (ii) 5,268 shares of common stock issuable upon conversion of Series B warrants held by Fidem; (iii) 7,793 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Fidem; (C)(i) 16,851 shares of common stock issuable upon conversion of Series B preferred stock held by Green Oak Ventures Limited (Green Oak); (ii) 4,309 shares of common stock issuable upon exercise of Series B warrants held by Green Oak; and (iii) 6,377 shares of common stock issuable upon conversion of Series B preferred stock issuable upon exercise of Pre-Funded Warrants held by Green Oak. The Beneficial Ownership Blocker prevents the holders from exercising the Pre-Funded Warrants to the extent that, upon such exercise, Ultimate Epoch, Fidem and Green Oak, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. Ultimate Epoch is the principal investor, and Green Oak and Fidem are its affiliates. I-Hsuan Chen is a director of Ultimate Epoch and has the authority to vote and dispose of the securities held by Ultimate Epoch and its affiliates, subject to the approval of the investment committee. Ultimate Epoch's address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)
Includes (A) 1,317,038 shares of common stock issuable upon conversion of Series A preferred stock held by Casdin Partners Master Fund, L.P. (Casdin Master Fund); (B) 526,815 shares of common stock issuable upon conversion of Series A preferred stock held by Casdin Private Growth Equity Fund, L.P. (Casdin PGEF) (C)(i) 1,473,314 shares of common stock issuable upon conversion of Series B preferred stock held by Casdin Private Growth Equity Fund II, L.P. (Casdin PGEF II); and (ii) 90,181 shares of common stock issuable upon exercise of Series B warrants held by Casdin PGEF II. Casdin Capital, LLC serves as the investment manager of each of Casdin Master Fund, Casdin PGEF and Casdin PGEF II. The general partners of Casdin Master Fund, Casdin PGEF and Casdin PGEF II are Casdin Partners GP, LLC, Casdin Private Growth Equity Fund GP, LLC, and Casdin Private Growth Equity Fund II GP, LLC, respectively, each a Delaware limited liability company. Eli Casdin is the Managing Member of each of Casdin Partners GP, LLC, Casdin Private Growth Equity Fund GP, LLC, and Casdin Private Growth Equity Fund II GP, LLC, and controls Casdin Capital, LLC. In each case, the general partner and Casdin Capital, LLC are ultimately controlled by Eli Casdin. The address of Casdin Capital, LLC, as the investment manager, is 1350 Avenue of the Americas, Suite 2600, New York, NY 10019.

(8)
Includes (i) 263,408 shares of common stock issuable upon conversion of Series A preferred stock held by Alexandria Venture Investments (AVI); (ii) 1,965,093 shares of common stock issuable upon conversion of Series B preferred stock held by AVI; and (iii) 338,553 shares of common stock issuable upon exercise of Series B warrants held by AVI. The managing member of AVI is Alexandria Real Estate Equities, Inc., a publicly held corporation. The address of AVI is 26 North Euclid Ave, Pasadena, CA 91101.

(9)
Includes (i) 1,486,610 shares of common stock held in the name of the Peter G. Smith 2023 Trust and (ii) 5,633,576 shares, held in the name of Peter G. Smith, underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.

(10)	Includes 153,541 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(11)	Includes 129,205 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(12)	Includes 156,145 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(13)	Includes 644,342 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(14)	Includes 841,928 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(15)	Includes 1,628,137 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(16)
Includes (i) 2,171,025 shares of common stock and (ii) 9,186,874 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026, by our directors and executive officers.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
The following table sets forth information regarding beneficial ownership of the combined company’s capital stock immediately after consummation of the First Merger and the Concurrent Financing, assuming the consummation of the First Merger occurred as of September 30, 2026, by:
•	each person, or group of affiliated persons, expected by Passage Bio and Remix to become the beneficial owners of more than 5% of the combined company’s outstanding common stock;
•	each person expected to be a director of the combined company;
•	each person expected to be a named executive officer of the combined company; and
•	all of the combined company’s expected executive officers and directors as a group.
The table lists applicable percentage ownership based on 21,460,415 shares of combined company common stock expected to be outstanding immediately following the consummation of the First Merger, is based on Passage Bio’s and Remix’s capitalization as of September 30, 2026, prior to giving effect to the proposed reverse stock split of Passage Bio Common Stock and assumes (i) no exercise of outstanding options to purchase shares of Remix Common Stock, outstanding options to purchase Passage Bio Common Stock prior to the Closing and (ii) the Closing on November 1, 2026. Immediately after the Closing, under the Merger Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, pre-First Merger equityholders of Remix (other than Investors in the Concurrent Financing) are expected to own approximately 65% of the combined company, pre-First Merger equityholders of Passage Bio are expected to own approximately 6% of the combined company and the Investors in the Concurrent Financing are expected to own approximately 29% of the combined company (assuming a Concurrent Financing of $100.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (a) a valuation for Passage Bio of approximately $20.0 million (assuming Passage Bio Net Cash of $5.0 million as of the Closing), (b) a fixed valuation for Remix of $226.0 million, (c) proceeds from the Concurrent Financing of $100 million and (d) the relative capitalization of Passage Bio and Remix. The table below assumes that the Merger Exchange Ratio is estimated to be approximately 0.1727 shares of Passage Bio Common Stock for each share of Remix Common Stock and that the Concurrent Financing Exchange Ratio is estimated to be approximately 0.1728 shares of Passage Bio Common Stock for each share of Remix Common Stock, in each case, prior to giving effect to the proposed reverse stock split. The exchange ratio and the percentage of the combined company that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the final Passage Bio Net Cash at Closing. There can be no assurances any of these assumptions will be accurate at the Closing.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days after September 30, 2026. These securities are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, Passage Bio and Remix believe based on information provided to Passage Bio and Remix, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for each person or entity listed in the table is c/o Remix Therapeutics, Inc., 400 Technology Square, Cambridge, MA 02139.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED (#) OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED (%)
5% or Greater Stockholders
Entities Affiliated with Foresite(1)	2,167,752	9.99%
Entities Affiliated with The Column Group(2)	2,144,244	9.99%
Entities Affiliated with Atlas(3)	2,144,220	9.99%
Entities Affiliated with Decheng Capital(4)	2,144,024	9.99%

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED (#) OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED (%)
Entities Affiliated with Citadel(5)	1,929,029	8.64%
Named Executive Officers and Directors:
Peter G. Smith, Ph.D.(6)	1,229,434	5.48%
Linda C. Bain(7)	26,511	*
Scott Biller, Ph.D.(8)	57,977	*
Peter Colabuono	—	*
Maria Koehler, M.D., Ph.D.(9)	26,961	*
Michael Landsittel	—	*
Matthew R. Patterson(10)	171,691	*
Dominic Reynolds, Ph.D.(11)	167,448	*
Heather Wasserman, Ph.D.(12)	281,128	1.29%
All current executive officers and directors as a group (12 persons)(13)	1,961,155	8.51%

*	Represents beneficial ownership of less than 1%.
(1)
Includes (A)(i) 674,190 shares of common held by Foresite Capital Fund V, L.P. (Foresite Fund V); (ii) 3,039,350 shares of common stock issuable upon exercise of Pre-Funded Warrants held by Foresite Fund V; (B)(i) 1,137,083 shares of common stock held by Foresite Capital Fund VI LP (Foresite Fund VI); (ii) 1,327,297 shares of common stock issuable upon exercise of Pre-Funded Warrants held by Foresite Fund VI; (C)(i) 117,670 shares of common stock held by Foresite Capital Opportunity Fund V, L.P. (Foresite Opportunity); and (ii) 436,794 shares of common stock issuable upon exercise of Pre-Funded Warrants held by Foresite Opportunity. The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, Foresite Fund V, Foresite Fund VI and Foresite Opportunity, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. After giving effect to the Merger and the Concurrent Financing, Foresite Fund V, Foresite Fund VI and Foresite Opportunity will be prohibited from exercising Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 2,167,752 shares of common stock in the aggregate. Foresite Capital Management V, LLC (FCM V) is the general partner of Foresite Fund V and may be deemed to have sole voting and dispositive power over the securities held by Foresite Fund V. Foresite Capital Management VI, LLC (FCM VI) is the general partner of Foresite Fund VI and may be deemed to have sole voting and dispositive power over the securities held by Foresite Fund VI. Foresite Capital Opportunity Management V, LLC (FCOM V) is the general partner of Foresite Opportunity and may be deemed to have sole voting and dispositive power over the shares held by Foresite Opportunity. James B. Tananbaum, M.D., is the sole managing member of FCM V, FCM VI, and FCOM V, and may be deemed to have sole voting and dispositive power over the securities held by Foresite Fund V, Foresite Fund VI, and Foresite Opportunity, respectively. Each of Foresite Fund V, Foresite Fund VI, Foresite Opportunity, and Dr. Tananbaum disclaims beneficial ownership of such securities except to the extent of its or his respective pecuniary interests therein. The principal business address of Dr. Tananbaum and each of the foregoing entities is 9200 Sunset Boulevard, PH1, West Hollywood, CA 90069.

(2)
Includes (A)(i) 1,350,814 shares of common stock held by The Column Group IV, LP (TCG IV); (ii) 7,015,786 shares of common stock issuable upon exercise of Pre-Funded Warrants held by TCG IV; (B)(i) 46,097 shares of common stock held by The Column Group IV-A, LP (TCG IV-A); (ii) 239,417 shares of common stock issuable upon exercise of Pre-Funded Warrants held by TCG IV-A; and (C)(i) 743,839 shares of common stock held by The Column Group Opportunity III, LP (TCG Opp III); and (ii) 1,303,957 shares of common stock issuable upon exercise of Pre-Funded Warrants held by TCG Opp III. The Pre-Funded Warrants contain a provision (the Beneficial Ownership Blocker) that prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, TCG IV, TCG IV-A and TCG Opp III, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. After giving effect to the Merger and the Concurrent Financing, TCG IV, TCG IV-A and TCG Opp III will be prohibited from exercising Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 2,144,244 shares of common stock in the aggregate. TCG IV, TCG IV-A and TCG Opp III are venture capital investment entities. The Column Group IV GP, LP (TCG IV GP) is the general partner of each of TCG IV and TCG IV-A, and The Column Group Opportunity III GP, LP (TCG Opp III GP) the general partner of TCG Opp III. Tim Kutzkey and Peter Svennilson are the managing partners of TCG IV GP and TCGP Opp III GP and are engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The address of the entities affiliated with The Column Group is 1 Letterman Drive, Building D, San Francisco, CA, 94129.

(3)
Includes (A)(i) 653,072 shares of common stock held by Atlas Venture Fund XI, L.P. (AVF XI); (ii) 2,802,291 shares of common stock issuable upon exercise of Pre-Funded Warrants held by AVF XI; (B) 496,174 shares of common stock issuable upon exercise of Pre-Funded Warrants held by Atlas Venture Opportunity Fund I, L.P. (AVOF I); (C)(i) 1,211,796 shares of common stock held by Atlas Venture Opportunity Fund II, L.P. (AVOF II); (ii) 1,305,046 shares of common stock issuable upon exercise of Pre-Funded Warrants held by AVOF II; (D)(i) 276,096 shares of common stock held by Atlas Venture Opportunity Fund III, L.P. (AVOF III); and (iv) 233,287 shares of common stock issuable upon exercise of Pre-Funded Warrants held by AVOF III. The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, AVF XI, AVOF I, AVOF II and AVOF III, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. After giving effect to the Merger and the Concurrent Financing, AVF XI, AVOF I, AVOF II and AVOF III will be prohibited from exercising Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 2,144,220 shares of common stock in the aggregate. Atlas Venture Associates XI, L.P. (AVA XI LP) is the general partner of AVF XI and Atlas Venture Associates XI, LLC (AVA XI LLC) is the general partner of AVA XI LP. Each of AVF XI, AVA XI LP and AVA XI LLC may be deemed to share voting and dispositive power over, and, may be deemed to beneficially own, the securities held by AVF XI. Bruce Booth, D.Phil., David Grayzel, M.D., Jean-Francois Formela, M.D., Jason Rhodes and Kevin Bitterman, Ph.D. are members of AVA XI LLC, and Dr. Bitterman is a member of our board of directors. Each of Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes disclaims beneficial ownership of the securities held by AVF XI, except to the extent of his pecuniary interest therein, if any. Atlas Venture

Associates Opportunity I, L.P. (AVAO I LP) is the general partner of AVOF I, and Atlas Venture Associates Opportunity I, LLC (AVAO I LLC) is the general partner of AVAO I LP. Each of AVOF I, AVAO I LP and AVAO I LLC may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, the securities held by AVOF I. Dr. Booth, Dr. Grayzel, Dr. Formela, Mr. Rhodes and Dr. Bitterman are members of AVAO I LLC, and Dr. Bitterman is a member of our board of directors. Each of Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes disclaims beneficial ownership of the securities held by AVOF I, except to the extent of his pecuniary interest therein, if any. Atlas Venture Associates Opportunity II, L.P. (AVAO II LP) is the general partner of AVOF II, and Atlas Venture Associates Opportunity II, LLC (AVAO II LLC) is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP, and AVAO II LLC may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, the securities held by AVOF II. Dr. Booth, Dr. Grayzel, Dr. Formela, Mr. Rhodes, Michael Gladstone and Dr. Bitterman are members of AVAO II LLC, and Dr. Bitterman is a member of our board of directors. Each of Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela, Mr. Gladstone and Mr. Rhodes disclaims beneficial ownership of the securities held by AVOF II, except to the extent of his pecuniary interest therein, if any. Atlas Venture Associates Opportunity III, L.P. (AVAO III LP) is the general partner of AVOF III, and Atlas Venture Associates Opportunity III, LLC (AVAO III LLC) is the general partner of AVAO III LP. Each of AVOF III, AVAO III LP, and AVAO III LLC may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, the securities held by AVOF III. . Dr. Booth, Mr. Rhodes, Mr. Gladstone and Dr. Bitterman are members of AVAO III LLC, and Dr. Bitterman is a member of our board of directors. Each of Dr. Bitterman, Dr. Booth, Mr. Gladstone and Mr. Rhodes disclaims beneficial ownership of the securities held by AVOF III, except to the extent of his pecuniary interest therein, if any. The address for each of these entities and individuals is 300 Technology Square, 8th Floor, Cambridge, MA 02139.
(4)
Includes (A)(i) 1,932,353 shares of common held by Decheng Capital Global Life Sciences Fund V, L.P. (Decheng Fund V); (ii) 1,472,932 shares of common stock issuable upon exercise of Pre-Funded Warrants held by Decheng Fund V; (B)(i) 126,228 shares of common stock held by Decheng Capital Global Life Sciences Fund VA, L.P. (Decheng Fund VA); (ii) 96,217 shares of common stock issuable upon exercise of Pre-Funded Warrants held by Decheng Fund VA; (C)(i) 84,153 shares of common stock held by Decheng Capital Global Life Sciences Fund VB, L.P. (Decheng Fund VB); and (ii) 64,147 shares of common stock issuable upon exercise of Pre-Funded Warrants held by Decheng Fund VB. The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, Decheng Fund V, Decheng Fund VA and Decheng Fund VB, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding. After giving effect to the Merger and the Concurrent Financing, Decheng Fund V, Decheng Fund VA and Decheng Fund VB will be prohibited from exercising Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 2,144,024 shares of common stock in the aggregate. Decheng Capital Management V (Cayman), LLC (Decheng GP V) is the sole general partner of each of Decheng Fund V, Decheng Fund VA and Decheng Fund VB. Dr. Xiangmin Cui is the manager of Decheng GP V. The address of the entities affiliated with Decheng is 3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, CA 94025.

(5)
Includes (A)(i) 455,179 shares of common stock held by Citadel Credit Master Fund LLC (CMFC); (ii) 148,150 shares of common stock issuable upon exercise of Pre-Funded Warrants held by CMFC; (B)(i) 470,824 shares of common stock held by Citadel Multi-Strategy Equities Master Fund Ltd (CEMF); (ii) 356,133 shares of common stock issuable upon exercise of Pre-Funded Warrants held by CEMF; (C)(i) 143,437 shares of common stock held by Citadel CEMF Investments Ltd. (CCI); and (ii) 355,306 shares of common stock issuable upon exercise of Pre-Funded Warrants held by CCI. The Beneficial Ownership Blocker prevents the holder from exercising the Pre-Funded Warrants to the extent that, upon such exercise, CMFC, CEMF and CCI, together with their respective affiliates and other attribution parties, would beneficially own in excess of 9.99% of the common stock then outstanding (approximately 2,263,146 shares of common stock immediately after giving effect to the Merger and the Concurrent Financing). Citadel Advisors LLC (Citadel Advisors) is the portfolio manager of CMFC, CEMF and CCI. Citadel Advisors Holdings LP (CAH) is the sole member of Citadel Advisors. Citadel GP LLC (CGP) is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Citadel Advisors, CAH, CGP and Mr. Griffin may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition of, the shares held of record by CMFC, CEMF and CCI. The address of the entities affiliated with Citadel: c/o Citadel Enterprise Americas, 830 Brickell Plaza, Floor 15, Miami, FL 33131.

(6)
Includes (i) 256,691 shares of common stock held in the name of the Peter G. Smith 2023 Trust and (ii) 972,743 shares, held in the name of Peter G. Smith, underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.

(7)	Includes 26,511 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(8)	Includes 22,309 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(9)	Includes 26,961 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(10)	Includes 111,257 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(11)	Includes 145,374 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026
(12)	Includes 281,128 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026.
(13)
Includes (i) 374,868 shares of common stock and (ii) 1,586,287 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2026, by our directors and executive officers.

LEGAL MATTERS
Fenwick & West LLP, Seattle, Washington, will pass upon the validity of Passage Bio’s Common Stock offered by this proxy statement/prospectus.
EXPERTS
The financial statements of Passage Bio, Inc. as of December 31, 2025 and 2024, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Remix Therapeutics, Inc. as of December 31, 2025 and 2024, and for the years then ended, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE
On March 3, 2026, Remix dismissed PricewaterhouseCoopers LLP (“PwC”) as its independent accountants. On May 13, 2026, Remix engaged Deloitte & Touche LLP as its independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024. Remix’s board of directors approved the decision to change Remix’s independent registered public accounting firm.
The reports of PwC on Remix’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except for the explanatory paragraph about the substantial doubt about the Company's ability to continue as a going concern.
During the fiscal years ended December 31, 2024 and 2023 and the subsequent period through March 3, 2026, there were no disagreements, as defined in Item 304(a)(1)(iv) of Regulation S-K, between Remix and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference to the subject matter of the disagreements in connection with its reports on Remix’s financial statements for such fiscal years.
During the fiscal years ended December 31, 2024 and 2023 and the subsequent period through March 3, 2026, there were no reportable events, as described in Item 304(a)(1)(v) of Regulation S-K.
Remix provided PwC with a copy of the foregoing disclosures and requested a letter addressed to the SEC stating whether PwC agrees with the statements made by Remix in this section and, if not, stating the respects in which it does not agree. A copy of PwC's letter, dated July 21, 2026, is filed as Exhibit 16.1 to the registration statement of which this proxy statement/prospectus forms a part.
During the fiscal years ended December 31, 2025 and 2024 and the subsequent period through May 13, 2026, neither Remix nor anyone acting on its behalf consulted with Deloitte & Touche LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Remix’s financial statements, and neither a written report nor oral advice was provided to Remix by Deloitte & Touche LLP that Deloitte & Touche LLP concluded was an important factor considered by Remix in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.
WHERE YOU CAN FIND MORE INFORMATION
Passage Bio is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Passage Bio’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.
Passage Bio also makes available free of charge on or through its website at www.passagebio.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Passage Bio electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Passage Bio are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on or accessible from those websites is not part of this proxy statement/prospectus.
Passage Bio has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Passage Bio Common Stock to be issued to Remix stockholders in the First Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Passage Bio, as well as a proxy statement of Passage for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Passage Bio and Passage Bio Common Stock.
Passage Bio has supplied all information contained in this proxy statement/prospectus relating to Passage Bio and Remix has supplied all information contained in this proxy statement/prospectus relating to Remix.
If you would like to request documents from Passage Bio or Remix, please send a request in writing or by telephone to either Passage Bio or Remix at the following addresses:

Passage Bio, Inc. P.O. Box 7, Hopewell, New Jersey 08525 Attn: Kathleen Borthwick Email: kborthwick@passagebio.com	Remix Therapeutics, Inc. 100 Forge Road, Suite 400 Watertown, MA 02472 Attn: Molly Heydt Email: mvonderheydt@remixtx.com

Passage Bio stockholders may submit a written request for a copy of Passage Bio’s most recently filed Annual Report on Form 10-K to the above address or email address, which will be provided without charge.
If you are a Passage Bio stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Mergers, including the procedures for voting your shares, you should contact Passage Bio’s proxy solicitor, Alliance Advisors, LLC, at the following address, telephone number or email address:
Call Toll Free: 1-866-206-8530
Email: PASG@allianceadvisors.com

STOCKHOLDER PROPOSALS
The Passage Bio special meeting is a special meeting of stockholders called solely for the purposes described in this proxy statement/prospectus. Business transacted at the Passage Bio special meeting is limited to the matters described in the notice of the meeting. Accordingly, stockholders may not present proposals or nominations for consideration at the Passage Bio special meeting. Stockholders who wish to submit proposals for nominations for inclusion in, or to be brought before, a future annual meeting of stockholders of Passage Bio, or, if the Mergers have been consummated, the combined company, must comply with the applicable requirements of the SEC’s proxy rules and the then-governing bylaws of Passage Bio or the combined company, as applicable.
Contacting the Passage Bio Board
Stockholders wishing to communicate with the Passage Bio Board may do so by writing to the Passage Bio Board or to the non-employee members of the Passage Bio Board as a group, at:
Passage Bio, Inc.
P.O. Box 7, Hopewell, New Jersey 08525
Attention: Secretary
The communication must prominently display the legend “BOARD COMMUNICATION” in order to indicate to the Secretary that it is a communication for Passage Bio Board. Upon receiving such a communication, the Secretary will promptly forward the communication to the relevant individual or group to which it is addressed. Certain items that are unrelated to the Passage Bio Board’s duties and responsibilities may be excluded, such as spam, junk mail and mass mailings, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. The Secretary will not forward any communication determined in his good faith belief to be frivolous, unduly hostile, threatening, illegal or similarly unsuitable.
Householding of Proxy Statement/Prospectus
SEC rules concerning the delivery of annual disclosure documents allow Passage Bio or your broker to send a single Notice of Proxy Materials or, if applicable, a single set of our proxy materials to any household at which two or more of our stockholders reside, if Passage Bio or your broker believes that the stockholders are members of the same family, unless Passage Bio or your broker has received contrary instructions from one or more of the stockholders. This practice, referred to as “householding,” benefits both you and Passage Bio. It reduces the volume of duplicate information received at your household and helps to reduce our expenses. The rule applies to Passage Bio’s Notices of Proxy Materials, annual reports, proxy statements and information statements.
Passage Bio will undertake to deliver promptly, upon written or oral request, a separate copy to a stockholder at a shared address to which a single copy of the Notice of Proxy Materials or proxy materials was delivered. You may make a written or oral request by sending a notification to Passage Bio’s Secretary at the address or telephone number above, providing your name, your shared address, and the address to which Passage Bio should direct the additional copy of the Notice of Proxy Materials or proxy materials. Multiple stockholders sharing an address who have received one copy of a mailing and would prefer Passage Bio to mail each stockholder a separate copy of future mailings should contact us at our principal executive offices. Additionally, if current stockholders with a shared address received multiple copies of a mailing and would prefer Passage Bio to mail one copy of future mailings to stockholders at the shared address, notification of that request may also be made through Passage Bio’s principal executive offices. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.
Other Matters
The Passage Bio Board does not presently intend to bring any other business before the Passage Bio special meeting and, so far as is known to the Passage Bio Board, no matters are to be brought before the Passage Bio special meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the Passage Bio special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

PASSAGE BIO, INC.

Index to Financial Statements
Years ended December 31, 2025 and 2024
Financial Statements
Six Months Ended June 30, 2026 and 2025
Interim Financial Statements (unaudited)
REMIX THERAPEUTICS, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Passage Bio, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Passage Bio, Inc. (the Company) as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of long-lived assets for impairment
As discussed in Notes 3 and 10 to the financial statements, the Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The Company’s property and equipment, net, and right of use assets – operating leases as of December 31, 2025 were $4.1 million and $10.2 million, respectively. The Company measures the recoverability of assets by comparing the carrying value of the asset groups to an estimate of the related total future undiscounted net cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted net cash flows, the asset group is considered impaired. The Company measures the impairment by comparing the difference between the asset group’s carrying value and its fair value which is estimated using either an income approach based on the present value of estimated future cash flows or a market approach based on industry and economic conditions including estimates on prevailing prices and rates for similar assets. The approaches are asset group specific and may incorporate a number of market participant assumptions in assessing fair value including future growth rates, discount rates, and market activity. The Company recognized impairment charges for long-lived assets of $6.1 million during the year ended December 31, 2025.

We identified the evaluation of the impairment of an asset group related to the Company’s laboratory space as a critical audit matter. Challenging auditor judgment, and specialized skills and knowledge, were required to evaluate certain assumptions used in the determination of the fair value of the asset group, including sublease market activity and the discount rate.
The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge, who assisted in 1) evaluating sublease market activity used in determining the fair value of the asset group by comparing it to publicly available market data and 2) evaluating the discount rate used by management by comparing it to a range of independently developed discount rates.
/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
Philadelphia, Pennsylvania
March 3, 2026

Passage Bio, Inc.
Balance Sheets

	December 31,
(in thousands, except share and per share data)	2025	2024
Assets
Current assets:
Cash and cash equivalents	$46,303	$37,573
Marketable securities	—	39,183
Prepaid expenses and other current assets	629	838
Prepaid research and development	830	1,221
Total current assets	47,762	78,815
Property and equipment, net	4,107	9,331
Right of use assets - operating leases	10,168	13,803
Other assets	244	463
Total assets	$62,281	$102,412
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,113	$742
Accrued expenses and other current liabilities	4,653	6,707
Non-refundable sublicense and transition services payments	13,750	8,226
Operating lease liabilities	3,567	3,688
Total current liabilities	23,083	19,363
Operating lease liabilities - noncurrent	20,443	21,788
Total liabilities	43,526	41,151
Commitments and contingencies (note 11)
Stockholders’ equity:
Preferred stock, $0.0001 par value: 10,000,000 shares authorized; no shares issued and outstanding at both December 31, 2025 and December 31, 2024	—	—
Common stock, $0.0001 par value: 300,000,000 shares authorized; 3,182,810 shares issued and outstanding at December 31, 2025 and 3,161,503 shares issued and outstanding at December 31, 2024	—	—
Additional paid-in capital	723,512	720,488
Accumulated other comprehensive income (loss)	—	8
Accumulated deficit	(704,757)	(659,235)
Total stockholders’ equity	18,755	61,261
Total liabilities and stockholders’ equity	$62,281	$102,412

See accompanying notes to financial statements.

Passage Bio, Inc.
Statements of Operations and Comprehensive Loss

	Year Ended December 31,
(in thousands, except share and per share data)	2025	2024
Operating expenses:
Research and development	$23,276	$40,179
General and administrative	19,875	24,988
Impairment of long-lived assets	6,145	5,233
Loss from operations	(49,296)	(70,400)
Other income (expense), net	3,774	5,633
Net loss	$(45,522)	$(64,767)
Per share information:
Net loss per share of common stock, basic and diluted	$(14.35)	$(21.04)
Weighted average common shares outstanding, basic and diluted	3,172,870	3,078,665
Comprehensive loss:
Net loss	$(45,522)	$(64,767)
Unrealized gain (loss) on marketable securities	(8)	51
Comprehensive loss	$(45,530)	$(64,716)

See accompanying notes to financial statements.

Passage Bio, Inc.
Statements of Stockholders’ Equity

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
(in thousands, except share data)	Shares	Amount
Balance at January 1, 2024	2,805,618	$—	$705,794	$(43)	$(594,468)	$111,283
Issuance of common stock under the ATM Facility, net of offering costs	300,000	—	8,742	—	—	8,742
Exercise of stock options and vesting of restricted stock units	45,649	—	35	—	—	35
Issuance of shares in connection with employee stock purchase plan	10,236	—	97	—	—	97
Unrealized gain (loss) on marketable securities	—	—	—	51	—	51
Share-based compensation expense	—	—	5,820	—	—	5,820
Net loss	—	—	—	—	(64,767)	(64,767)
Balance at December 31, 2024	3,161,503	$—	$720,488	$8	$(659,235)	$61,261

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
(in thousands, except share data)	Shares	Amount
Balance at January 1, 2025	3,161,503	$—	$720,488	$8	$(659,235)	$61,261
Exercise of stock options and vesting of restricted stock units	16,825	—	—	—	—	—
Issuance of shares in connection with employee stock purchase plan	4,482	—	23	—	—	23
Unrealized gain (loss) on marketable securities	—	—	—	(8)	—	(8)
Share-based compensation expense	—	—	3,001	—	—	3,001
Net loss	—	—	—	—	(45,522)	(45,522)
Balance at December 31, 2025	3,182,810	$—	$723,512	$—	$(704,757)	$18,755

See accompanying notes to financial statements.

Passage Bio, Inc.
Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2025	2024
Cash flows used in operating activities:
Net loss	$(45,522)	$(64,767)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	728	3,081
Share-based compensation	3,001	5,820
Amortization of premium and discount on marketable securities, net	129	(1,527)
Impairment of long-lived assets	6,145	5,233
Other non-cash items	14	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets, and other assets	228	255
Prepaid research and development	391	1,521
Non-refundable sublicense and transition services payments received	4,015	8,226
Right of use assets and operating lease liabilities	(464)	(279)
Accounts payable	1,880	(556)
Accrued expenses and other current liabilities	(2,054)	(4,963)
Net cash provided by (used in) operating activities	(31,509)	(47,956)
Cash flows provided by (used in) investing activities:
Purchases of marketable securities	—	(88,170)
Sales or maturities of marketable securities	39,046	143,150
Purchases of property and equipment and other assets	—	(34)
Sales of property and equipment and other assets	1,170	—
Net cash provided by (used in) investing activities	40,216	54,946
Cash flows provided by (used in) financing activities:
Proceeds from issuance of common stock under the ATM Facility, net of offering costs	—	8,742
Proceeds from the exercise of stock options	—	35
Proceeds from the issuance of common stock under employee stock purchase plan	23	97
Net cash provided by (used in) financing activities	23	8,874
Net increase (decrease) in cash and cash equivalents	8,730	15,864
Cash and cash equivalents at beginning of year	37,573	21,709
Cash and cash equivalents at end of year	$46,303	$37,573
Supplemental disclosure of non-cash activities:
Unrealized gain (loss) on marketable securities	$(8)	$51
Right of use assets recognized upon the commencement of sublease	$—	$(422)
Operating lease liabilities recognized upon the commencement of sublease	$—	$422

See accompanying notes to financial statements.

Passage Bio, Inc.
Notes to Financial Statements
1. Nature of Operations
Passage Bio, Inc., or the Company, a Delaware corporation incorporated in July 2017, is a clinical stage genetic medicines company focused on improving the lives of patients with neurodegenerative diseases. The Company’s primary focus is the development and advancement of cutting-edge, one-time therapies designed to target critical underlying pathology in these conditions. The Company’s lead clinical product candidate is PBFT02 for the treatment of frontotemporal dementia, or FTD, caused by progranulin deficiency, or FTD-GRN, which seeks to elevate progranulin levels to restore lysosomal function and slow disease progression.
2. Risks and Liquidity
The Company has incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of $704.8 million as of December 31, 2025. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. Substantial additional capital will be needed by the Company to fund its operations and to develop its product candidates.
The Company’s operations have consisted primarily of conducting preclinical studies, developing licensed technology, conducting clinical trials, and the development and manufacturing of clinical supply to support clinical trials. The Company faces risks associated with early-stage biotechnology companies whose product candidates are in development. Product candidates currently under development will require significant additional research and development efforts and establishing manufacturing capacity and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital for the Company to complete its research and development, achieve its regulatory objectives, defend its intellectual property rights, and recruit and retain skilled personnel, and key members of management. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.
On March 5, 2021, the Company entered into a Sales Agreement, or the Sales Agreement, with Cowen and Company, LLC, or Cowen, relating to the applicable terms of at-the-market equity offerings, or the ATM Facility, pursuant to which the Company may, but is not obligated to, offer and sell, from time to time, shares of its common stock with an aggregate offering price up to $125.0 million through Cowen, as sales agent in the ATM Facility. The Company issued 300,000 shares of its common stock under the ATM Facility, resulting in net proceeds of $8.7 million, after deducting offering costs of $0.3 million in March 2024. The Company is currently limited in its capacity to offer and sell shares of its common stock under the Sales Agreement pursuant to the prospectus supplement to its shelf registration statement on Form S-3, filed on March 5, 2025.
The Company plans to seek additional funding through public or private equity offerings, debt financings, other collaborations, strategic alliances and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding or prospects of funding are unfavorable, the Company could be required to further delay, reduce or eliminate research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects.
In accordance with the Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification, or ASC, Topic 205-40, Presentation of Financial Statements – Going Concern, the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. As of the issuance date of these financial statements, the Company expects that its cash and cash equivalents will be sufficient to fund its forecasted operating expenses and capital expenditure requirements for at least the next 12 months from the issuance date of these financial statements.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
3. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the ASC and Accounting Standard Updates, or ASUs, promulgated by the FASB.
On July 14, 2025, the Company effected a 1-for-20 reverse stock split of its common stock, or the Reverse Stock Split. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who were otherwise entitled to receive fractional shares received the number of shares of Common Stock as rounded up to the nearest whole share. All share and per share amounts in these financial statements and notes thereto, including the stock options, restricted stock units, and employee stock purchase plan activity, have been adjusted retroactively to reflect the Reverse Stock Split for all periods presented.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Estimates and assumptions are periodically reviewed, and the effects of the revisions are reflected in the accompanying financial statements in the period they are determined to be necessary.
Fair Value of Financial Instruments
Management believes that the carrying amounts of the Company’s financial instruments, including cash equivalents, prepaid expenses, and accounts payable, approximate fair value due to the short-term nature of those instruments.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains a deposit account in a federally insured financial institution in excess of federally insured limits. The Company also maintains a portfolio of money market funds, which is diversified to limit exposure related to counterparty and industry risks. The Company maintains an investment policy which dictates the allocation of funds within its portfolio of money market funds. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash and cash equivalents beyond the normal credit risk associated with commercial banking relationships and money market funds.
Cash and Cash Equivalents
The Company considers all highly-liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash equivalents as of December 31, 2025 consisted of money market funds. Cash consists of cash deposits at banking institutions.
Marketable Securities
The Company classifies its marketable securities with original maturities of greater than three months as available-for-sale. The Company held no marketable securities as of December 31, 2025. Marketable securities as of December 31, 2024 consisted of various securities as described in Note 4. Marketable securities are carried at fair market value, with unrealized gains and losses reported in comprehensive loss and accumulated other comprehensive income (loss) within stockholders’ equity. Any premium or discount arising at purchase of debt securities is amortized and/or accreted over the term of the security to other income (expense), net. Gains or losses on marketable securities sold are recognized as a component of other income (expense), net in the statement of operations and comprehensive loss on the specific identification method. All marketable securities are available for use, as needed, to fund operations and therefore, the Company classifies all marketable securities as current assets within the balance sheet.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
Property and Equipment, Net
Property and equipment, net consists of laboratory equipment, office equipment, computer hardware and software, furniture and fixtures, and leasehold improvements and is initially recorded at cost. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. The Company estimates useful life on an asset-by-asset basis, which generally consists of three years for computer hardware and software, five years for office equipment, five years for laboratory equipment, and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.
When property and equipment are retired or otherwise disposed of, the costs and accumulated depreciation and amortization are removed from the respective accounts, with any resulting gain or loss recognized concurrently. The Company recognized de minimis losses on disposals of property and equipment for the year ended December 31, 2025. The Company did not recognize any losses on disposals of property and equipment for the year ended December 31, 2024.
The Company reviews long-lived assets, such as property and equipment, for impairment when events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company recognized impairment expenses for property and equipment of $3.5 million for the year ended December 31, 2025, $2.5 million of which was for lab equipment, $0.9 of which was for leasehold improvements, and $0.1 million of which was for certain other assets.
As a result of the Company’s January 2025 announcement to reduce its overall workforce and cease its lab operations, the Company reassessed asset groups at its lab in Hopewell, New Jersey, and evaluated such asset groups for impairment under FASB ASC Topic 360, Long-lived assets: Impairment or disposal of long-lived assets. The Company determined the laboratory equipment was a separate asset group based on management’s implemented plans to sell the laboratory equipment and estimated the fair value of the laboratory equipment based on the estimated future cash flows from the sale of such equipment, resulting in impairment of laboratory equipment and certain other assets of $2.6 million. Subsequent to recording the impairment, the Company sold substantially all the laboratory equipment and certain other assets for $1.2 million.
In December 2025, the Company determined triggering events were present based on rental market activity. The Company determined whether an impairment indicator was present for each of the asset groups. Where an impairment indicator was present, the Company compared the estimated undiscounted cash flows to the carrying values, which includes ROU assets and leasehold improvements allocable to the laboratory space for those asset groups. The Company concluded the carrying value of one asset group was not recoverable as it exceeded the estimated undiscounted cash flows. With support from a valuation specialist, the Company estimated the fair value of that asset group by creating a discounted cash flow model which incorporated the net identifiable estimated cash flows for the remaining term of the Laboratory Lease Agreement and an estimated market participant subtenant borrowing rate and compared that to the carrying value of the asset group, resulting in impairment to leasehold improvements of $0.9 million. The impairment expense for the leasehold improvements relate to the proportional allocation of total impairment recognized for the asset group subject to impairment testing.
The Company recognized impairment expenses for property and equipment and certain other assets of $2.7 million for the year ended December 31, 2024, which primarily relates to the proportional allocation of total impairments recognized for asset groups subject to impairment testing as further described in Note 10.
Leasing
The Company evaluates leases at their inception to determine if they are an operating lease or a finance lease. As of December 31, 2025, the Company has classified all leases with terms greater than one year, as operating leases.
The Company recognizes assets and liabilities for operating leases at their inception, based on the present value of all payments due under the lease agreement. The Company uses its incremental borrowing rate to determine the present value of operating leases, which is determined by referencing collateralized borrowing rates for debt instruments with terms similar to the respective lease. The Company utilizes the accounting policy election to not separate lease and non-lease components and the accounting policy election to not apply the recognition requirement to leases with a term of 12 months or less.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
The Company reviews long-lived assets, such as right of use assets, or ROU assets, for impairment when events or changes indicate the carrying amount of the ROU assets may not be recoverable. The Company recognized impairment expenses for ROU assets of $2.6 million and $2.5 million in the years ended December 31, 2025 and 2024, respectively. These impairment expenses include the proportional allocation of total impairments recognized for the asset groups subject to impairment testing as further described in Note 10.
Research and Development
Research and development costs are expensed as incurred and consist primarily of expenses incurred with the University of Pennsylvania’s Gene Therapy Program, or GTP, and Gemma Biotherapeutics, Inc., or Gemma, contract research organizations, contract manufacturing organizations, internal analytical and testing activities, and employee-related expenses, including salaries, benefits, and share-based compensation. Management makes estimates of the Company’s external accrued research and development expenses, which primarily relates to contract research organizations and contract manufacturing organizations, as of each balance sheet date in the Company’s financial statements based on an estimate of progress to completion of specific tasks using facts and circumstances known to the Company at that time. The Company determines the estimates by reviewing contracts, vendor agreements, change orders, and through discussions with the Company’s internal clinical personnel and external service providers as to the progress to completion of services and the agreed-upon fee to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual and related expenses accordingly.
Other Income (Expense), Net
Other income (expense), net consists of interest earned on cash equivalents and marketable securities, amortization of premium and discount on marketable securities, income from subleases, and the sale of certain tax credits.
The Company recorded $3.8 million to other income (expense), net for the year ended December 31, 2025, which consisted of $2.3 million attributable to interest income and the amortization of premium and discount on the Company’s marketable securities and $1.5 million from sublease income.
The Company recorded $5.6 million to other income (expense), net for the year ended December 31, 2024, which consisted of $4.3 million attributable to interest income and the amortization of premium and discount on the Company’s marketable securities, $1.0 million from sublease income, and $0.3 million related to the sale of certain tax credits.
Share-Based Compensation
The Company measures share-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company’s share-based compensation consists of restricted stock units, or RSUs, and options to purchase common stock, or stock option awards.
The Company uses the Black-Scholes option pricing model to value its stock option awards.
Estimating the fair value of stock option awards requires the input of assumptions, including the expected term of stock options and stock price volatility. The assumptions used in estimating the fair value of share-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different for future awards.
The expected term of the stock options is estimated using the “simplified method,” as the Company has limited historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option.
For stock price volatility, the Company uses a composite of comparable public company data as a basis for its expected volatility and considers the historic volatility of its common stock from its initial public offering to date to calculate the fair value of option grants. The selection of comparable public company data requires the application of management’s judgement.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
The Company accounts for forfeitures of RSUs and stock option awards as they occur.
License and Other Revenue
The Company may enter into license agreements and transition services agreements (see Note 8) under which it may license rights to research, develop, manufacture, and commercialize its product candidates to third parties, and provide transition services for such licenses. Payments under these arrangements may include non-refundable, upfront fees, reimbursement of certain costs, payments upon the achievement of certain milestones, and royalties on product sales.
The Company applies FASB ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, when all of the following criteria are met, to determine a valid contract exists: (i) the parties have approved the contract and are committed to perform their respective obligations; (ii) the Company can identify each party’s rights regarding the goods or services to be transferred; (iii) the Company can identify the payment terms for the goods or services to be transferred; (iv) the contract has commercial substance; and (v) the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. Once it is determined that a valid contract exists, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including consideration of the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations on a relative stand-alone selling price basis; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine the number of performance obligations, the transaction price, the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price, the contract term and pattern of satisfaction of the performance obligations. The Company uses judgment to determine whether milestones or other variable consideration, except for certain sales-based milestone payments and royalties, should be included in the transaction price as described further below.
At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method set forth in ASC 606. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as those subject to regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the statements of operations and comprehensive loss in the period of adjustment.
For customer contracts in the scope of ASC 606, amounts due to the Company are recorded as accounts receivable on the Company’s balance sheet when the Company’s right to consideration is unconditional. Amounts received prior to satisfying the related performance obligations are classified on the Company’s balance sheet as current deferred revenue if expected to be recognized as revenue within 12 months following the balance sheet date and as deferred revenue, net of current portion, if amounts are not expected to be recognized as revenue within the 12 months following the balance sheet date. The Company does not evaluate a contract for a significant financing component if payment is expected within one year or less from the transfer of promised items to the customer.
Income Taxes
Income taxes are accounted for under the asset-and-liability method as required by FASB ASC Topic 740, Income Taxes, or ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period

Passage Bio, Inc.
Notes to Financial Statements(cont.)
corresponding to the enactment date. Under ASC 740, a valuation allowance is required when it is more likely than not all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income.
FASB ASC Subtopic 740-10, Accounting for Uncertainty of Income Taxes, or ASC 740-10, defines the criterion an individual tax position must meet for any part of the benefit of the tax position to be recognized in financial statements prepared in conformity with GAAP. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not such tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the respective tax position. The tax benefits recognized in the financial statements from such a tax position should be measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. In accordance with the disclosure requirements of ASC 740-10, the Company’s policy on statement of operations classification of interest and penalties related to income tax obligations is to include such items as part of total interest income, net, within other income (expense), net.
Net Loss Per Share
Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as stock options, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.
The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	Year Ended December 31,
	2025	2024
Stock options	658,973	577,581
Unvested restricted stock units	50,000	7,093
Employee stock purchase plan	696	2,636
	709,669	587,310

Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, or ASU 2024-03, which requires entities to provide disclosures to disaggregate operating expenses into specific categories, such as salaries and wages, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. ASU 2024-03 is effective for the Company’s first fiscal year beginning after December 15, 2026, and for interim periods within the Company’s first fiscal year beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 may be applied retrospectively or prospectively. The Company is currently evaluating the impact of this guidance on its disclosures.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, or ASU 2025-06. ASU 2025-06 is intended to increase the operability of the accounting for internal-use software costs by removing all references to software development project stages. ASU 2025-06 requires capitalization of software costs to start when management has authorized and committed to funding the software project, it is probable that the project will be completed, and the software will be used to perform the function intended. ASU 2025-06 is effective for the Company’s first fiscal year beginning after December 15, 2027, and for interim periods within that year with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statements.
In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, or ASU 2025-11. The amendments reorganize and clarify the interim disclosure requirements in U.S. GAAP and establish a single, principles based framework for determining the information that should be disclosed in interim

Passage Bio, Inc.
Notes to Financial Statements(cont.)
periods. ASU 2025-11 is effective for the Company for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of ASU 2025-11 on its interim financial statement disclosures.
Recently Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, or ASU 2023-09, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company adopted this new accounting pronouncement retrospectively during the year ended December 31, 2025. Refer to Note 14 for additional disclosures.
4. Cash, Cash Equivalents, and Marketable Securities
The following table provides details regarding the Company’s portfolio of cash and cash equivalents:

(in thousands)	Cost or Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2025:
Cash accounts in banking institutions	$2,500	$—	$—	$2,500
Money market funds	43,803	—	—	43,803
Total	$46,303	$—	$—	$46,303
December 31, 2024:
Cash accounts in banking institutions	$3,527	$—	$—	$3,527
Money market funds	29,058	—	—	29,058
Commercial paper	4,988	—	—	4,988
Total	$37,573	$—	$—	$37,573

The following table provides details regarding the Company’s portfolio of marketable securities:

(in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2025:
Certificates of deposit	$—	$—	$—	$—
Commercial paper	—	—	—	—
Corporate debt securities	—	—	—	—
U.S. government securities	—	—	—	—
Total	$—	$—	$—	$—
December 31, 2024:
Certificates of deposit	$5,970	$1	$—	$5,971
Commercial paper	25,433	6	—	25,439
Corporate debt securities	1,864	1	—	1,865
U.S. government securities	5,908	1	(1)	5,908
Total	$39,175	$9	$(1)	$39,183

As of December 31, 2025, all of the Company’s marketable securities matured and the proceeds were invested into money market funds, which are included in cash and cash equivalents on the Company’s balance sheet.
5. Fair Value of Financial Instruments and Non-Financial Instruments
Financial Instruments
Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination in accordance with applicable accounting guidance requires that

Passage Bio, Inc.
Notes to Financial Statements(cont.)
a number of significant judgments be made. Additionally, fair value is used on a nonrecurring basis to evaluate assets for impairment or as required for disclosure purposes by applicable accounting guidance on disclosures about fair value of financial instruments. Depending on the nature of the assets and liabilities, various valuation techniques and assumptions are used when estimating fair value. The carrying amounts of certain of the Company’s financial instruments, including prepaid expense and accounts payable are shown at cost, which approximates fair value due to the short-term nature of these instruments. The Company follows the provisions of FASB ASC Topic 820, Fair Value Measurement, for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:
•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.
•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The following fair value hierarchy table presents information about the Company’s assets measured at fair value on a recurring basis. Included within cash and cash equivalents on the balance sheet, but excluded from the fair value hierarchy table, are cash deposits held at financial institutions:

	Fair value measurement at reporting date using
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
December 31, 2025:
Assets
Cash equivalents:
Money market funds	$43,803	$—	$—
Total cash equivalents	43,803	—	—
Total financial assets	$43,803	$—	$—
December 31, 2024:
Assets
Cash equivalents:
Money market funds	$29,058	$—	$—
Commercial paper	—	4,988	—
Total cash equivalents	29,058	4,988	—
Marketable securities:
Certificates of deposit	—	5,971	—
Commercial paper	—	25,439	—
Corporate debt securities	—	1,865	—
U.S. government securities	—	5,908	—
Total marketable securities	—	39,183	—
Total financial assets	$29,058	$44,171	$—

Non-Financial Instruments
Long-lived non-financial assets are measured at fair value on a nonrecurring basis for purposes of calculating impairment using Level 3 inputs as defined in the fair value hierarchy. The fair value of long-lived assets using Level 3

Passage Bio, Inc.
Notes to Financial Statements(cont.)
inputs is determined by estimating the amount and timing of net future cash flows (which are unobservable inputs) and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes.
The following long-lived assets were measured at fair value, on a nonrecurring basis, during the years ended December 31, 2025 and 2024. Assets remeasured in 2024 or sold in 2025 are not included in the fair value presented as of December 31, 2025. The significant assumptions utilized are further described in Notes 3 and 10:

	Fair Value Measurements as of December 31, 2025 of assets remeasured during 2025			Year ended December 31, 2025
(in thousands)	Level 1	Level 2	Level 3	Impairment Losses
Property and equipment, net	$—	$—	$3,155	$3,373
Right of use assets	—	—	9,489	2,633
Other assets	—	—	—	139
Total	$—	$—	$12,644	$6,145

	Fair Value Measurements as of December 31, 2024 of assets remeasured during 2024			Year ended December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Impairment Losses
Property and equipment, net	$—	$—	$1,668	$2,279
Right of use assets	—	—	1,642	2,516
Other assets	—	—	200	438
Total	$—	$—	$3,510	$5,233

6. Property and Equipment, Net
Property and equipment, net, consists of the following:

(in thousands)	December 31, 2025	December 31, 2024
Laboratory equipment	$—	$10,020
Office equipment	107	119
Computer hardware and software	988	1,111
Furniture and fixtures	419	419
Leasehold improvements	6,510	7,386
Total property and equipment	8,024	19,055
Accumulated depreciation and amortization	(3,917)	(9,724)
	$4,107	$9,331

In connection with the Company’s January 2025 announcement to reduce its overall workforce by 55% and cease its lab operations in Hopewell, New Jersey, management implemented plans to sell substantially all the laboratory equipment and certain other assets and estimated the fair value of the assets based on the estimated future cash flows from the sale of such assets. Subsequent to recording the impairment of $2.6 million, the Company sold substantially all the laboratory equipment and certain other assets for $1.2 million. As a result, the Company did not record any depreciation on the impaired and disposed laboratory equipment during the year ended December 31, 2025 as the equipment was considered held-for-sale in January 2025. Neither laboratory equipment nor accumulated depreciation related to such equipment are recorded on the balance sheet as of December 31, 2025.
Depreciation and amortization expense was $0.7 million and $3.1 million for the years ended December 31, 2025 and 2024, respectively.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
7. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

(in thousands)	December 31, 2025	December 31, 2024
Professional fees	$347	$406
Compensation and related benefits	2,740	4,405
Research and development	642	1,896
Divestiture fee due to Catalent	924	—
	$4,653	$6,707

8. Gemma License Agreement
On July 31, 2024, the Company entered into a series of sublicense agreements with Gemma in connection with the outlicense of PBGM01 for the treatment of GM1 gangliosidosis, or GM1, PBKR03 for the treatment of Krabbe disease, or Krabbe, and PBML04 for the treatment of metachromatic leukodystrophy, or MLD, collectively the Outlicensed Programs, and such agreements, the Gemma Sublicenses. On May 7, 2025, the Company agreed to amend each of the Gemma Sublicenses to revise certain financial terms related to the Outlicensed Programs, or the Amended Gemma Sublicenses. Pursuant to the Amended Gemma Sublicenses, the Company is entitled to receive (i) an aggregate total of $15.0 million in initial payments for licenses and clinical product supply, of which $7.5 million was previously received, $2.5 million of which was due in May 2025, and $5.0 million of which is due in March 2026; (ii) an additional $5.0 million contingent on Gemma completing certain business milestones; (iii) up to an additional $114.0 million in development and commercial milestone payments; and (iv) single digit royalties as a percentage of annual worldwide net sales, in exchange for sublicenses to relevant intellectual property, transfer of regulatory dossiers and transfer of clinical trial materials and product supply related to the Outlicensed Programs. Gemma will be responsible for all payments due to the Trustees of the University of Pennsylvania’s, or Penn, under the Company’s research, collaboration and licensing agreement with Penn, or the Penn License Agreement, related to the Outlicensed Programs. On July 31, 2024, the Company also entered into a transition services agreement with Gemma, or the Transition Services Agreement, as amended by the First Amendment to the Transition Services Agreement, dated January 31, 2025, pursuant to which, the Company provided transitional services at cost to Gemma through May 31, 2025, and is entitled to reimbursement for transitional services performed retroactively from March 1, 2024, related to the transfer of the Outlicensed Programs. As of December 31, 2025, the Company has collected $7.5 million in initial payments, $4.8 million in transition services payments, and applied $1.5 million in amounts owed to Gemma for the Huntington’s disease program against amounts due to the Company for transition services under these agreements.
As Gemma has a limited history of operations, the Company will not recognize revenue under ASC 606 until the Company either (i) has received payment and there are no remaining obligations to transfer goods and services under the Amended Gemma Sublicenses and Transition Services Agreement (as payments received by Gemma are nonrefundable), or (ii) concludes that substantially all of the transaction price is collectible. As of December 31, 2025, the Company has received initial payments of $7.5 million associated with the aggregate $15.0 million of initial payments to be made under the Amended Gemma Sublicenses for licenses and clinical product supply and $4.8 million associated with the Transition Services Agreement and applied $1.5 million in amounts owed to Gemma for the Huntington’s disease program against amounts due to the Company for transition services under these agreements. The Company recorded these amounts ($13.8 million) as non-refundable sublicense and transition services payments on the balance sheet as of December 31, 2025, as the criteria set forth above have not yet been met.
9. Severance
In January 2025, the Company announced a workforce reduction to reduce operating expenses and to extend its cash runway. In connection with the announcement, the Company reduced headcount by approximately 55%.
In accordance with ASC 420, Exit and Disposal Activities, the Company recorded severance and termination-related costs of $0.4 million in general and administrative expenses and $1.3 million in research and development expenses for the year ended December 31, 2025. During the year ended December 31, 2024, the Company recorded no severance and termination-related costs. As of December 31, 2025, there were no unpaid severance and termination-related costs.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
10. Leases
2005 Market Street Lease Agreement
The Company is party to a lease agreement for office space, or the 2005 Market Street Lease Agreement, in Philadelphia, Pennsylvania. Under the 2005 Market Street Lease Agreement, the Company leased approximately 37,000 square feet. The 2005 Market Street Lease Agreement commenced in February 2021 and is expected to expire in December 2031. The Company has an option to extend the term of the 2005 Market Street Lease Agreement by two additional terms of five years each. The Company has an option to early terminate the 2005 Market Street Lease Agreement as of April 2029, given notice is provided to the landlord no less than fifteen months prior to April 2029. The optional extension and termination terms were not recognized as part of the Company’s measurement of the ROU asset and operating lease liability as of December 31, 2025. During 2023 the Company subleased all of the space at 2005 Market Street as further described in Sublease Agreement A and Sublease Agreement B below.
Sublease Agreement A
On August 7, 2023, the Company entered into a sublease agreement with a counterparty, or Sublessee A, to sublease approximately 8,000 square feet of the 2005 Market Street Lease Agreement, or Sublease Agreement A. This sublease term began on November 1, 2023, and continues through March 31, 2029. In the event the Company does not elect its early termination option under the 2005 Market Street Lease Agreement, Sublessee A has an option to extend the sublease agreement through November 30, 2031. The base sublease rent is $0.1 million per year and increases by 2.75% annually through the expiration of the agreement. Additionally, Sublessee A is required to pay the portion of the common area maintenance expenses, operating expenses, and use and occupancy taxes which the Company is required to pay under the 2005 Market Street Lease Agreement.
Pursuant to ASC Topic 842, Leases, or ASC 842, the Company concluded the sublease is a separate lease, as the Company was not relieved of the primary obligation under the 2005 Market Street Lease Agreement. The Company continues to account for the 2005 Market Street Lease Agreement as a lessee and in the same manner as prior to the execution of Sublease Agreement A. The Company accounted for Sublease Agreement A as the lessor, and concluded the lease qualified as an operating lease, as it did not meet the criteria of a sales-type or direct financing lease.
Sublease Agreement B
On September 29, 2023, the Company entered into a sublease agreement with a counterparty, or Sublessee B, to sublease approximately 29,000 square feet of the 2005 Market Street Lease Agreement, or Sublease Agreement B. This sublease term began on March 1, 2024, and continues through August 2026. Sublessee B has an option to extend the term of the sublease agreement through March 31, 2029. The base sublease rent is $0.9 million per year for the entire term of the sublease. Additionally, Sublessee B is required to pay applicable use and occupancy taxes but is not obligated to make payments for operating expenses and common area maintenance expenses which the Company is required to pay under the 2005 Market Street Lease Agreement.
Pursuant to ASC 842, the Company concluded the sublease is a separate lease, as the Company was not relieved of the primary obligation under the 2005 Market Street Lease Agreement. The Company continues to account for the 2005 Market Street Lease Agreement as a lessee and in the same manner as prior to the execution of the Sublease Agreement B. The Company accounted for Sublease Agreement B as the lessor, and concluded the lease qualified as an operating lease, as it did not meet the criteria of a sales-type or direct financing lease.
1835 Market Street Sublease Agreement
On February 20, 2024, the Company entered into a sublease agreement with a counterparty, or the 1835 Market Street Sublease Agreement. Under the 1835 Market Street Sublease Agreement, the Company subleased approximately 16,000 square feet of office space in Philadelphia, Pennsylvania. The sublease term began on March 26, 2024 and expired on September 30, 2025. The Company had the option but did not elect to extend the term of the sublease agreement through February 28, 2029. The base sublease rent was $0.3 million per year for the original 18-month term of the sublease. Additionally, the Company was required to pay utility costs associated with the subleased premises.
Laboratory Lease Agreement
The Company is also party to a lease agreement for laboratory space, or the Laboratory Lease Agreement, in Hopewell, New Jersey. The Laboratory Lease Agreement commenced in March 2021 and is expected to expire in March 2036. The

Passage Bio, Inc.
Notes to Financial Statements(cont.)
Company has an option to early terminate the Laboratory Lease Agreement as of March 2032 given notice is provided to the landlord no less than twelve months prior to March 2032. The Company has an option to extend the term of the Laboratory Lease Agreement by up to two five-year terms. These options were not recognized as part of the Company’s measurement of the ROU asset and operating lease liability as of December 31, 2025.
In January 2025, the Company implemented a restructuring plan which included ceasing lab operations. As a result, the Company is no longer using any of the space covered by the Laboratory Lease Agreement and is actively pursuing opportunities to sublease all remaining space in the Laboratory Lease Agreement as well as discussing with the landlord potential alternatives.
Hopewell Sublease Agreement
On September 4, 2024, the Company entered into a sublease agreement with a counterparty, or Sublessee C, to sublease approximately 3,200 square feet, or 5% of its approximately 62,000 square feet of leased laboratory space under the Laboratory Lease Agreement, or Hopewell Sublease Agreement. This sublease term began on September 11, 2024 and expires on December 31, 2029. Sublessee C has the option to extend the term of the sublease through December 2032. The base sublease rent is $0.1 million per year and increases by 2.5% annually through the expiration of the Hopewell Sublease Agreement. Additionally, Sublessee C is required to pay the portion of the common area maintenance expenses, operating expenses, and use and occupancy taxes that the Company is required to pay under the Laboratory Lease Agreement.
Pursuant to ASC 842, the Company concluded the sublease is a separate lease, as the Company was not relieved of the primary obligation under the Laboratory Lease Agreement. The Company continues to account for the Laboratory Lease Agreement as a lessee and in the same manner as prior to the execution of the Hopewell Sublease Agreement. The Company accounted for the Hopewell Sublease Agreement as the lessor, and concluded the lease qualified as an operating lease, as it did not meet the criteria of a sales-type or direct financing lease.
In 2024, the Company determined triggering events were present and reassessed the asset groups related to its laboratory space under the Laboratory Lease Agreement, which resulted in changes to the Company’s identified asset groups. The Company determined whether an impairment indicator was present for each of the new asset groups. Where an impairment indicator was present, the Company compared the estimated undiscounted cash flows to the carrying values, which includes ROU assets, leasehold improvements, and other property and equipment allocable to the laboratory space for those asset groups. The Company concluded the carrying values of certain asset groups were not recoverable as they exceeded the estimated undiscounted cash flows. The Company calculated the amount of impairment on those asset groups using a discounted cash flow model to calculate the fair value of the asset group which incorporated the net identifiable cash flows for the term of the Hopewell Sublease Agreement, including an estimate for cash flows in the residual period, and an estimated borrowing rate of a market participant subtenant. As a result, certain asset groups were impaired and the Company recognized impairment expense of $5.2 million, including $2.5 million for the ROU assets, $2.3 million for the property and equipment, net, and $0.4 million for certain other assets during the year ended December 31, 2024.
In connection with the January 2025 announcement to reduce its overall workforce by 55% and cease its lab operations in Hopewell, New Jersey, the Company determined triggering events were present and reassessed its asset groups related to its laboratory space under the Laboratory Lease Agreement. Laboratory equipment was separated from the ROU assets and leasehold improvements allocable to the laboratory space as the equipment was no longer being used in operations and the Company had implemented a plan to sell those assets. For the ROU assets and allocable leasehold improvements, the Company compared the estimated undiscounted cash flows from subleasing to the carrying value and determined there was no impairment.
In December 2025, the Company determined triggering events were present based on rental market activity. The Company determined whether an impairment indicator was present for each of the asset groups. Where an impairment indicator was present, the Company compared the estimated undiscounted cash flows to the carrying values, which includes ROU assets and leasehold improvements allocable to the laboratory space for those asset groups. The Company concluded the carrying value of one asset group was not recoverable as it exceeded the estimated undiscounted cash flows. With support from a valuation specialist, the Company estimated the fair value of that asset group by creating a discounted cash flow model which incorporated the net identifiable estimated cash flows for the remaining term of the Laboratory Lease Agreement based upon sublease market activity and an estimated market

Passage Bio, Inc.
Notes to Financial Statements(cont.)
participant subtenant borrowing rate and compared that to the carrying value of the asset group. As a result, the Company recognized impairment expense of $3.5 million, including $2.6 million for the ROU assets and $0.9 million for the leasehold improvements during the year ended December 31, 2025.
The following table summarizes future minimum lease payments for the Company’s lessee operating leases, which comprises of the 2005 Market Street Lease Agreement and the Laboratory Lease Agreement. The below table does not include expected cash inflows related to Sublease Agreement A, Sublease Agreement B, and the Hopewell Sublease Agreement as the Company was not relieved of its primary obligation under the 2005 Market Street Lease Agreement and Laboratory Lease Agreement:

(in thousands)
2026	$3,757
2027	3,863
2028	3,973
2029	4,085
2030	4,200
Thereafter	17,421
Total undiscounted lease payments	37,299
Less: imputed interest	(13,289)
Total lease liabilities	$24,010

The following table summarizes lease expense by lease type that was recognized during the years ended December 31, 2025 and 2024:

	Year Ended
(in thousands)	December 31, 2025	December 31, 2024
Operating lease cost	$3,419	$3,505
Variable lease cost	2,103	2,127
	$5,522	$5,632

The following table shows the weighted average discount rate and weighted average remaining lease term of the operating leases:

	Year Ended
	December 31, 2025	December 31, 2024
Weighted-average discount rate	9.7%	9.7%
Weighted-average remaining lease term (years)	9.3	10.2

The cash paid for amounts included in the measurement of the Company’s operating lease liabilities for the years ended December 31, 2025 and 2024 were $3.9 million and $3.8 million, respectively, recorded in operating cash flows.
The following table summarizes sublease income that was recognized in other income (expense), net during the years ended December 31, 2025 and 2024:

	Year Ended
(in thousands)	December 31, 2025	December 31, 2024
Sublease rental income	$1,467	$987

11. Commitments and Contingencies
Amended and Restated Research, Collaboration and License Arrangement with Penn
In connection with the transfer of the Outlicensed Programs (GM1, Krabbe, and MLD), the Company restructured its research, collaboration and license agreement with Penn, as amended, previously the Penn Agreement and now referred to as the Penn License Agreement. Pursuant to the Penn License Agreement, as of July 31, 2024, the Company

Passage Bio, Inc.
Notes to Financial Statements(cont.)
(i) terminated the funding of discovery research programs; (ii) terminated the research and exploratory research programs; (iii) terminated the remaining eight options it had for future central nervous system, or CNS, indications; (iv) terminated the transaction fee payable to Penn in the event of certain corporate transactions; and (v) retained its current exclusive and non-exclusive licenses to its programs in FTD, GM1, Krabbe, and MLD and certain platform technologies resulting from the discovery programs that it funded.
For the Company’s licensed programs in FTD, GM1, Krabbe, and MLD, the Penn License Agreement requires that it make payments of up to $16.5 million per product candidate. Each payment will be due upon the achievement of specific development milestone events by such licensed product for a first indication, reduced development milestone payments for the second and third indications, and no development milestone payments for subsequent indications. In addition, on a product-by-product basis, the Company is obligated to make up to $55.0 million in sales milestone payments on each licensed product based on annual worldwide net sales of the licensed product in excess of defined thresholds. Pursuant to the Amended Gemma Sublicenses, Gemma is responsible for the payments to Penn related to the Outlicensed Programs.
Upon successful commercialization of a product using the licensed technology, the Company is obligated to pay to Penn, on a licensed product-by-licensed product and country-by-country basis, tiered royalties (subject to customary reductions) in the mid-single digits percentage on annual worldwide net sales of such licensed product. In addition, other than the Amended Gemma Sublicenses, the Company is obligated to pay to Penn a percentage of sublicensing income, ranging from the mid-single digits to low double digits, for sublicenses under the Penn License Agreement. The agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of the licensed patent rights that covers the exploitation of such licensed product in such country, and (ii) the expiration of the royalty period. Pursuant to the Amended Gemma Sublicenses, Gemma is responsible for the payments to Penn related to the Outlicensed Programs.
Gemma - Research, Collaboration and License Agreement
In connection with the transfer of the Outlicensed Programs, on July 31, 2024, the Company entered into a research, collaboration and license agreement with Gemma, or the Gemma Collaboration Agreement. Pursuant to the Gemma Collaboration Agreement, (i) Gemma will conduct certain preclinical and Investigational New Drug-enabling work for the Company’s active research program in Huntington’s disease and a currently paused research program in Temporal Lobe Epilepsy, or TLE, which were previously being conducted by Penn under the Penn Agreement and (ii) Gemma will grant the Company options to conduct mutually-agreed research programs in four new CNS indications.
The Gemma Collaboration Agreement requires the Company to make payments of up to (i) $16.5 million per product candidate in the aggregate for Huntington’s disease and any future CNS indications available to the Company under its four options and (ii) $39.0 million per product candidate in the aggregate arising from the research program for TLE. Each payment will be due upon the achievement of specific development milestone events by such licensed product for a first indication, reduced development milestone payments for the second and third indications and no development milestone payments for subsequent indications. In addition, on a product-by-product basis, the Company is obligated to make up to $55.0 million in sales milestone payments on each licensed product based on annual worldwide net sales of the licensed product in excess of defined thresholds.
Upon successful commercialization of a product using the licensed technology, the Company is obligated to pay to Gemma, on a licensed product-by-licensed product and country-by-country basis, tiered royalties (subject to customary reductions) in the mid-single digits percentage on annual worldwide net sales of such licensed product. In addition, the Company is obligated to pay to Gemma a percentage of sublicensing income, ranging from the mid-single digits to low double digits, for sublicenses under the Gemma Collaboration Agreement. The agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of the licensed patent rights that covers the exploitation of such licensed product in such country, and (ii) the expiration of the royalty period.
If the Company was to exercise any of the four options under the Gemma Collaboration Agreement, it would owe Gemma a non-refundable aggregate fee of $1.0 million per product indication, with $0.5 million due upfront and another $0.5 million fee owed upon a further developmental milestone.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
The Company has also entered into the Amended Gemma Sublicenses and Transition Services Agreement as described in Note 8.
The Amended Gemma Sublicenses, the Transition Services Agreement, and the Gemma Collaboration Agreement are collectively referred to as the Outlicense Transaction Agreements.
Catalent Agreements
The Company has entered into a collaboration agreement, and a development services and clinical supply agreement, or the Amended Catalent Agreements, with Catalent Maryland, a unit of Catalent, Inc. acquired by Novo Holdings A/S, or Catalent, to secure clinical scale manufacturing capacity for batches of active pharmaceutical ingredients for the Company’s gene therapy product candidates. Under the terms of the Amended Catalent Agreements, Catalent agreed to manufacture batches of drug product for the Company’s gene therapy product candidates.
The Amended Catalent Agreements remain in effect until November 6, 2030, and establish a limited exclusive relationship between the Company and Catalent for the manufacture of bulk drug substance and drug product for the Company’s adeno-associated virus delivery therapeutic product candidates for the treatment of FTD and GM1. The limited exclusive relationship under the Amended Catalent Agreements converts to a non-exclusive relationship (i) in the event Catalent fails to meet certain performance standards and (ii) following certain conditional events related to the divestiture by the Company of either FTD or GM1, in which case, if such events occur, the Company would pay Catalent certain fees. In the event of certain transactions, the Company may terminate the Amended Catalent Agreements for convenience with respect to such products, in which case, the Company would pay Catalent a certain termination fee.
The outlicense and completed transition of GM1 to Gemma under the Outlicense Transaction Agreements, is deemed by Catalent to be a divestiture under the Amended Catalent Agreements. As such, the Company is required to make payment of $0.9 million to Catalent which has been accrued as of and during the year ended December 31, 2025.
Litigation
In the normal course of business, the Company from time to time is named as a party to legal claims and actions. The Company records a loss contingency reserve for a legal proceeding when the potential loss is considered probable and can be reasonably estimated. The Company has not recorded any amounts for loss contingencies as of December 31, 2025.
The Company is the defendant in litigation with a former employee, who filed a lawsuit in the Court of Common Pleas of Philadelphia County asserting claims for breach of contract and violation of the Pennsylvania Wage Payment and Collection Law. The plaintiff, who was terminated from their employment in 2019, contended that the Company entered into a binding settlement agreement in February 2020 under which he was to receive shares of company stock and additional compensation. Specifically, he contended that before the announcement of the Company’s initial public offering in February 2020, he was promised 150,000 shares of stock as part of the settlement, and that those shares were not subject to the reverse stock split that was implemented for all shareholders. The Company responded that the shares offered in settlement negotiations in 2020 were to be subject to the reverse split, and that had the settlement been finalized, the plaintiff would have been entitled to 33,836 shares (1,692 shares adjusted for the Reverse Stock Split effected in 2025). A trial in this case was held in October 2024. The jury found that an agreement was reached, but it agreed with the Company that any shares to be awarded to the plaintiff were subject to the reverse split. The jury awarded damages in an amount that was roughly equal to what the Company contended had been offered to the plaintiff before the initial public offering. Both sides then challenged the verdict, and on December 12, 2024, the judge who presided over the trial delivered a judgment in the Company’s favor, finding that no binding agreement was reached and that the plaintiff was not entitled to recover any damages. On December 23, 2024, the plaintiff filed an appeal with the Superior Court of Pennsylvania. On September 25, 2025, the appellate court affirmed the entry of judgment in favor of the Company and on October 7, 2025, the plaintiff filed an Application for Reargument to the Superior Court of Pennsylvania. In December 2025, the Superior Court of Pennsylvania denied the Application for Reargument. In December 2025, the plaintiff petitioned for review of their appeal to the Pennsylvania Supreme Court which is currently pending. The Company intends to continue to defend against this claim.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
Other than the above, we are not presently a party to any legal proceedings that, in the opinion of management, would, if decided against us, have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.
Employment Agreements
The Company has employment agreements with certain key personnel providing for up to 18 months of salary continuation, up to 150% of target annual bonus amounts, and acceleration of vesting in stock-based compensation awards in certain circumstances.
12. Common Stock
On March 5, 2021, the Company entered into a Sales Agreement, or the Sales Agreement, with Cowen and Company, LLC, or Cowen, relating to the applicable terms of at-the-market equity offerings, or the ATM Facility, pursuant to which the Company may, but is not obligated to, offer and sell, from time to time, shares of its common stock with an aggregate offering price up to $125.0 million through Cowen, as sales agent in the ATM Facility. The Company issued 300,000 shares of common stock under the ATM Facility, resulting in net proceeds of $8.7 million, after deducting offering costs of $0.3 million in March 2024. The Company is currently limited in its capacity to offer and sell shares of its common stock under the Sales Agreement pursuant to the prospectus supplement to its shelf registration statement on Form S-3, filed on March 5, 2025.
On July 14, 2025, the Company effected the Reverse Stock Split. The Reverse Stock Split did not reduce the number of authorized shares of the common stock and did not change the par value of the common stock. In addition, proportionate adjustments were made to the number of shares of common stock available for issuance under the Company’s equity inducement and incentive plans; the number of shares underlying, and the exercise prices of outstanding equity awards under such plans. All share information in these financial statements has been adjusted for this Reverse Stock Split.
13. Share-Based Compensation
Equity Incentive Plan
The Company has three equity incentive plans: the 2018 Equity Incentive Plan, as amended, or the 2018 Plan, the 2020 Equity Incentive Plan, or the Incentive Plan, and the 2021 Equity Inducement Plan, or the Inducement Plan. New awards can only be granted under the Incentive Plan and the Inducement Plan.
The total number of shares authorized under the Incentive Plan as of December 31, 2025 was 947,598. Additionally, 204,732 shares previously issued under the 2018 Plan which were forfeited are available for issuance under the Incentive Plan. As of December 31, 2025, 433,624 shares were available for future grants under the Incentive Plan. The number of shares of the Company’s common stock that may be issued pursuant to rights granted under the Incentive Plan shall automatically increase on January 1st of each year, commencing on January 1, 2021 and continuing for ten years, in an amount equal to five percent of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year, subject to the discretion of the board of directors to determine a lesser number of shares shall be added for such year. As a result, the number of shares reserved for issuance under the Incentive Plan increased by 159,141 and 155,155 shares in January 2026 and 2025, respectively.
The Incentive Plan provides for the granting of common stock, incentive stock options, nonqualified stock options, restricted stock awards, and/or stock appreciation rights to employees, directors, and other persons, as determined by the Company’s board of directors. The Company’s stock options awarded to date under the Incentive Plan vest based on a requisite service period, generally over four-year periods, and have a term of ten years.
The Inducement Plan was approved by the Company’s board of directors in July 2021. The total number of shares authorized under the Inducement Plan as of December 31, 2025 was 125,000. Of this amount, 87,166 shares were available for future grants as of December 31, 2025. The Inducement Plan provides for the granting of nonqualified stock options and restricted stock awards to employees hired by the Company, as determined by the Company’s board of directors. The Company’s stock options awarded to date under the Inducement Plan vest based on requisite service period and have a term of ten years. The Company’s restricted stock units awarded to date under the Inducement Plan vest based on requisite service period and have a term based on each award agreement.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
The Company measures share-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company recorded share-based compensation expense in the following expense categories in its accompanying statements of operations and comprehensive loss for the period presented:

	Year Ended December 31,
(in thousands)	2025	2024
Research and development	$842	$2,529
General and administrative	2,159	3,291
	$3,001	$5,820

The following table summarizes stock option activity for the year ended December 31, 2025:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)
Outstanding at January 1, 2025	577,581	$77.56	7.5
Granted	248,208	7.78
Exercised	—	—
Forfeited	(125,526)	82.56
Expired	(41,290)	175.24
Outstanding at December 31, 2025	658,973	$44.20	7.1
Vested and exercisable at December 31, 2025	357,766	$78.82	5.6
Vested or expected to vest at December 31, 2025	658,973	$44.20	7.1

The weighted-average grant date fair value of options granted was $6.07 and $20.20 for the years ended December 31, 2025 and 2024, respectively.
The aggregate intrinsic value of options outstanding was $0.9 million at December 31, 2025 and was de minimis at December 31, 2024. The aggregate intrinsic value of options exercisable was $0.2 million at December 31, 2025 and was de minimis at December 31, 2024. There were no options exercised during the year ended December 31, 2025 and the aggregate intrinsic value of options exercised during the year ended December 31, 2024 was de minimis.
As of December 31, 2025, the total unrecognized compensation expense related to unvested stock option awards was $3.0 million, which the Company expects to recognize over a weighted-average period of 2.2 years.
The fair value of each option was estimated on the date of grant using the weighted average assumptions in the table below:

	Year Ended December 31,
	2025	2024
Expected volatility	93.7%	88.4%
Risk-free interest rate	4.1%	4.2%
Expected term	5.9 years	6.0 years
Expected dividend yield	—	—

Restricted Stock Units
The Company issues restricted stock units, or RSUs, to employees that vest over periods of time as determined by the board of directors. Any unvested shares are forfeited upon termination of services. The fair value of the RSUs is equal to the fair market value of the Company’s common stock on the date of grant. Compensation expense is recognized on a straight-line basis over the vesting period of the RSUs.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
The following table summarizes activity related to RSU awards during the year ended December 31, 2025:

	Number of shares	Weighted average grant date fair value
Unvested balance at January 1, 2025	7,093	$44.80
Granted	60,000	11.70
Vested	(16,825)	27.92
Forfeited	(268)	90.40
Unvested balance at December 31, 2025	50,000	$10.52

As of December 31, 2025, the total unrecognized expense related to all RSUs was $0.3 million, which the Company expects to recognize over a weighted-average period of 1.0 years.
Employee Stock Purchase Plan
The Company’s 2020 Employee Stock Purchase Plan, or the ESPP, became effective on February 28, 2020. The ESPP authorizes the issuance of up to 99,088 shares of the Company’s common stock. Of this amount, 59,103 were available for future grants as of December 31, 2025. The number of shares of the Company’s common stock that may be issued pursuant to rights granted under the ESPP shall automatically increase on January 1st of each year and continuing for ten years, in an amount equal to one percent of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year, subject to the discretion of the board of directors to determine a lesser number of shares shall be added for such year. As a result, on January 1, 2026 and 2025, subject to the discretion of the board of directors, the shares authorized for issuance under the ESPP was not increased.
Under the ESPP, eligible employees can purchase the Company’s common stock through accumulated payroll deductions at such times as are established by the board of director’s Compensation Committee. Eligible employees may purchase the Company’s common stock at 85% of the lower of the fair market value of the Company’s common stock on the first day of the offering period or on the last day of the offering period. The offering periods under the ESPP have a duration of six months, with periods ending in May and November of each calendar year. Eligible employees may contribute up to 15% of their eligible compensation. Under the ESPP, a participant may not accrue rights to purchase more than $25,000 worth of the Company’s common stock for each calendar year in which such right is outstanding or purchase more than 200 shares of the Company’s common stock in any single offering period. Beginning in May 2026, the limit will increase from 200 shares to 2,000 shares in any single offering period, not to exceed $25,000 in any calendar year.
In accordance with the guidance in ASC Topic 718-50, Compensation – Stock Compensation, the ability to purchase shares of the Company’s common stock at 85% of the lower of the price on the first day of the offering period or the last day of the offering period (i.e. the purchase date) represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, share-based compensation expense is determined based on the option’s grant-date fair value as estimated by applying the Black Scholes option-pricing model and is recognized over the withholding period. No share-based compensation expense related to the ESPP was recorded during the years ended December 31, 2025 and 2024.
14. Income Taxes
The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities were as follows:

	December 31,
(in thousands)	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$105,425	$94,923
Research and development credits	55,020	50,842
Collaboration and license agreement	2,832	3,422

Passage Bio, Inc.
Notes to Financial Statements(cont.)

	December 31,
(in thousands)	2025	2024
Capitalized research and development	46,041	59,803
Share-based compensation	4,329	5,863
Accrued expenses and other	4,581	1,404
Operating lease liabilities	6,520	7,560
Depreciation and amortization	1,048	461
Total gross deferred tax assets before valuation allowance	225,796	224,278
Valuation allowance	(222,752)	(219,833)
Net deferred tax assets	3,044	4,445
Deferred tax liabilities:
Right of use assets - operating leases	(3,044)	(4,445)
Total deferred tax liabilities	(3,044)	(4,445)
Net deferred taxes	$—	$—

In assessing the need for a valuation allowance, management must determine that there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined the deferred tax assets do not meet the more-likely-than-not threshold for realizability. Accordingly, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance increased by $2.9 million and $19.1 million during the years ended December 31, 2025 and 2024, respectively.
During the year ended December 31, 2025, the Company adopted ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures retrospectively. A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	Year ended December 31,
	2025		2024
(in thousands)	Amount	Percent	Amount	Percent
US federal statutory tax rate	$(9,560)	21.0%	$(13,601)	21.0%
Federal:
Tax credits:
Research and development tax credits	(175)	0.4	(626)	1.0
Orphan drug tax credits	(4,003)	8.8	(4,896)	7.6
Changes in valuation allowances	12,334	(27.2)	17,422	(27.0)
Nontaxable or nondeductible items:
Share-based payment awards	241	(0.5)	459	(0.7)
Expiration of share-based payment awards	1,159	(2.5)	1,233	(1.9)
Other	4	0.0	9	0.0
State and local income taxes, net of federal income tax effect[1]	—	—	—	—
Effective tax rate	$—	—%	$—	—%

1	In 2025 and 2024, state and local income taxes in Pennsylvania and Philadelphia comprise the majority of the state and local income taxes, net of federal income tax effect category.
During the years ended December 31, 2025 and 2024, the Company made no income tax payments. Additionally, the Company generated no foreign pre-tax income or losses during these periods, as all operations were conducted within the United States.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
The following table summarizes carryforwards of federal, state and local net operating losses, or NOL, and research and development and orphan drug tax credits:

	December 31,
(in thousands)	2025	2024
Federal	$398,039	$339,055
State	398,035	339,051
Local	277,828	218,844
Research tax credits	55,020	50,842

For federal income tax purposes, $0.3 million of NOL carryforwards expire in 2037. The remaining federal NOL carryforwards were generated subsequent to January 1, 2018, and therefore, are able to be carried forward indefinitely.
For state income tax purposes, NOL carryforwards begin expiring in 2037, and expire through 2045.
For local income tax purposes related to the city of Philadelphia, NOL carryforwards begin expiring in 2042, and expire through 2045.
As of December 31, 2025, the Company also had $11.6 million of federal research and development and $43.4 million orphan drug tax credit carryforwards that will begin to expire in 2038 and 2040, respectively, unless previously utilized.
The NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. NOL and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not done an analysis to determine whether or not ownership changes have occurred since inception. Certain state NOL carryforwards may also be limited, including Pennsylvania, which limits NOL utilization as a percentage of apportioned taxable income.
The Company will recognize interest and penalties related to uncertain tax positions as a component of interest income, net. As of December 31, 2025, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations. Tax years from 2022 and after remain subject to examination by the taxing jurisdictions. The NOL and tax credit carryforwards remain subject to review until utilized.
15. Segment Reporting
Operating segments are defined as components of an enterprise which engages in business activities from which it may recognize revenues and incur expenses about which separate discrete information is available for evaluation by the chief operating decision maker, or CODM, in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment, developing and advancing genetic medicines designed to target critical underlying pathology of neurodegenerative diseases.
The accounting policies of the single segment are the same as those described in the summary of significant accounting policies. The Company’s CODM is its chief executive officer.
The measure of segment assets is reported on the balance sheet as total assets. All assets are located within the United States.
The CODM uses net loss as reported on the Company’s statement of operations to assess the Company’s performance. The CODM also uses cash forecasts in deciding where to invest or expand operations within the business. In these cash forecasts, research and development expenses and general and administrative expenses exclude certain non-cash items such as share-based compensation and depreciation and amortization expenses.

Passage Bio, Inc.
Notes to Financial Statements(cont.)
The following table summarizes significant segment expenses:

	Year Ended December 31,
(in thousands)	2025	2024
Research and development
Wages, benefits, and other payroll	$7,462	$12,265
Third-party costs	14,532	22,691
Share-based compensation	842	2,529
Depreciation and amortization	440	2,694
Total research and development expenses	23,276	40,179
General and administrative
Wages, benefits, and other payroll	7,784	9,255
Third-party costs	9,644	12,055
Share-based compensation	2,159	3,291
Depreciation and amortization	288	387
Total general and administrative expenses	19,875	24,988
Impairment of long-lived assets	6,145	5,233
Loss from operations	49,296	70,400
Other (income) expense, net	(3,774)	(5,633)
Net loss	$45,522	$64,767

The components of Other (income) expense, net are further described in note 3 to the financial statements.
16. Subsequent Events
None.

Passage Bio, Inc.
Consolidated Balance Sheets

	(Unaudited)
(in thousands, except share and per share data)	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$24,155	$46,303
Prepaid expenses and other current assets	768	629
Prepaid research and development	252	830
Total current assets	25,175	47,762
Property and equipment, net	—	4,107
Right of use assets - operating leases	—	10,168
Other assets	—	244
Total assets	$25,175	$62,281
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$902	$1,113
Accrued expenses and other current liabilities	3,567	4,653
Non-refundable sublicense and transition services payments	16,250	13,750
Operating lease liabilities	—	3,567
Total current liabilities	20,719	23,083
Operating lease liabilities - noncurrent	—	20,443
Total liabilities	20,719	43,526
Commitments and contingencies (note 10)
Stockholders’ equity:
Preferred stock, $0.0001 par value: 10,000,000 shares authorized; no shares issued and outstanding at both June 30, 2026 and December 31, 2025	—	—
Common stock, $0.0001 par value: 300,000,000 shares authorized; 3,217,810 shares issued and outstanding at June 30, 2026 and 3,182,810 shares issued and outstanding at December 31, 2025	—	—
Additional paid-in capital	724,593	723,512
Accumulated deficit	(720,137)	(704,757)
Total stockholders’ equity	4,456	18,755
Total liabilities and stockholders’ equity	$25,175	$62,281

See accompanying notes to unaudited interim consolidated financial statements.

Passage Bio, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and per share data)	2026	2025	2026	2025
Operating expenses:
Research and development	$3,343	$5,814	$7,436	$13,551
General and administrative	6,873	4,520	11,660	10,605
Impairment of long-lived assets	—	—	—	2,637
Net gain on lease terminations	(1,944)	—	(2,577)	—
Loss from operations	(8,272)	(10,334)	(16,519)	(26,793)
Other income (expense), net	451	949	1,139	2,003
Net loss	$(7,821)	$(9,385)	$(15,380)	$(24,790)
Per share information:
Net loss per share of common stock, basic and diluted	$(2.44)	$(2.96)	$(4.80)	$(7.83)
Weighted average common shares outstanding, basic and diluted	3,208,744	3,168,933	3,207,313	3,166,437
Comprehensive loss:
Net loss	$(7,821)	$(9,385)	$(15,380)	$(24,790)
Unrealized gain (loss) on marketable securities	—	—	—	(8)
Comprehensive loss	$(7,821)	$(9,385)	$(15,380)	$(24,798)

See accompanying notes to unaudited interim consolidated financial statements.

Passage Bio, Inc.
Consolidated Statements of Stockholders’ Equity
(Unaudited)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
(in thousands, except share data)	Shares	Amount
Balance at April 1, 2026	3,207,810	$—	$724,068	$—	$(712,316)	$11,752
Exercise of stock options and vesting of restricted stock units	10,000	—	—	—	—	—
Share-based compensation expense	—	—	525	—	—	525
Net loss	—	—	—	—	(7,821)	(7,821)
Balance at June 30, 2026	3,217,810	$—	$724,593	$—	$(720,137)	$4,456

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
(in thousands, except share data)	Shares	Amount
Balance at January 1, 2026	3,182,810	$—	$723,512	$—	$(704,757)	$18,755
Exercise of stock options and vesting of restricted stock units	35,000	—	—	—	—	—
Share-based compensation expense	—	—	1,081	—	—	1,081
Net loss	—	—	—	—	(15,380)	(15,380)
Balance at June 30, 2026	3,217,810	$—	$724,593	$—	$(720,137)	$4,456

See accompanying notes to unaudited interim consolidated financial statements.

Passage Bio, Inc.
Consolidated Statements of Stockholders’ Equity
(Unaudited)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
(in thousands, except share data)	Shares	Amount
Balance at April 1, 2025	3,165,828	$—	$721,346	$—	$(674,640)	$46,706
Exercise of stock options and vesting of restricted stock units	10,000	—	—	—	—	—
Issuance of shares in connection with employee stock purchase plan	2,882	—	14	—	—	14
Share-based compensation expense	—	—	923	—	—	923
Net loss	—	—	—	—	(9,385)	(9,385)
Balance at June 30, 2025	3,178,710	$—	$722,283	$—	$(684,025)	$38,258

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
(in thousands, except share data)	Shares	Amount
Balance at January 1, 2025	3,161,503	$—	$720,488	$8	$(659,235)	$61,261
Exercise of stock options and vesting of restricted stock units	14,325	—	—	—	—	—
Issuance of shares in connection with employee stock purchase plan	2,882	—	14	—	—	14
Unrealized gain (loss) on marketable securities	—	—	—	(8)	—	(8)
Share-based compensation expense	—	—	1,781	—	—	1,781
Net loss	—	—	—	—	(24,790)	(24,790)
Balance at June 30, 2025	3,178,710	$—	$722,283	$—	$(684,025)	$38,258

See accompanying notes to unaudited interim consolidated financial statements.

Passage Bio, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

(in thousands)	Six Months Ended June 30,
	2026	2025
Cash flows used in operating activities:
Net loss	$(15,380)	$(24,790)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	154	370
Share-based compensation	1,081	1,781
Amortization of premium and discount on marketable securities, net	—	129
Net gain on lease terminations	(2,577)	—
Impairment of long-lived assets	—	2,637
Other non-cash items	—	14
Changes in operating assets and liabilities:
Prepaid expenses and other current assets, and other assets	105	(571)
Prepaid research and development	578	(66)
Non-refundable sublicense and transition services payments received	2,500	1,515
Right of use assets and operating lease liabilities	(7,332)	(215)
Accounts payable	(211)	1,653
Accrued expenses and other current liabilities	(1,086)	(2,634)
Net cash provided by (used in) operating activities	(22,168)	(20,177)
Cash flows provided by (used in) investing activities:
Sales or maturities of marketable securities	—	39,046
Sales of property and equipment and other assets	20	1,170
Net cash provided by (used in) investing activities	20	40,216
Cash flows provided by (used in) financing activities:
Proceeds from the issuance of common stock under employee stock purchase plan	—	14
Net cash provided by (used in) financing activities	—	14
Net increase (decrease) in cash and cash equivalents	(22,148)	20,053
Cash and cash equivalents at beginning of period	46,303	37,573
Cash and cash equivalents at end of period	$24,155	$57,626
Supplemental disclosure of non-cash activities:
Unrealized gain (loss) on marketable securities	$—	$(8)

See accompanying notes to unaudited interim consolidated financial statements.

Passage Bio, Inc.
Notes to Unaudited Interim Consolidated Financial Statements
1. Nature of Operations
Passage Bio, Inc., referred to herein collectively with its wholly owned subsidiary as the Company, a Delaware corporation incorporated in July 2017, is a clinical stage genetic medicines company that historically focused on improving the lives of patients with neurodegenerative diseases through the development and advancement of cutting-edge, one-time therapies designed to target critical underlying pathologies in these conditions. The Company has determined to wind-down its gene therapy programs and, as described in the section titled “Recent Developments,” on June 24, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, with Remix Therapeutics, Inc., or Remix, a Delaware corporation. In connection with the wind-down, the Company terminated its development services and clinical supply arrangements with Catalent Maryland, Inc., or Catalent, and gave notice to terminate the Company’s collaboration agreement with Gemma Biotherapeutics, Inc., or Gemma, and the Company’s license with the Trustees of the University of Pennsylvania, or Penn, with respect to PBFT02, the Company’s former lead product candidate.
Recent Developments
On June 24, 2026, Passage Bio, Inc. entered into the Merger Agreement with Remix and Peregrine Merger Sub, Inc., or the Merger Sub, a Delaware corporation and wholly-owned subsidiary of Passage Bio, Inc. Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Remix, with Remix surviving as a wholly-owned subsidiary of Passage Bio, Inc. (such transaction, the Merger). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and is expected to close in the fourth quarter of 2026, assuming satisfaction or waiver of all of the conditions of the Merger Agreement.
If the Merger is completed, the Company will continue as the surviving corporation after the Merger, but will change its name to Remix Therapeutics, Inc., and the management of Remix is expected to become the management of the surviving corporation. The surviving company is expected to pursue the business activities of Remix following the closing of the Merger. If the Merger Agreement were to be terminated under specified circumstances, the Company will be required to make a payment to Remix equal to $1.5 million in cash.
On July 21, 2026, the Company filed with the SEC a registration statement on Form S-4, as it may be amended, or the Registration Statement, that includes a proxy statement/prospectus relating to the Merger and the related transactions, including the issuance of shares of Passage Bio Common Stock in the Merger and the matters to be submitted to the Company’s stockholders for their approval. The Registration Statement has not been declared effective by the SEC as of the date of this Quarterly Report on Form 10-Q, and the Merger remains subject to approval by the Company’s stockholders and the satisfaction or waiver of the other conditions to the closing of the Merger.
2. Risks, Liquidity, and Going Concern
The Company has incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of $720.1 million as of June 30, 2026. The Company expects to continue to incur net losses and negative cash flows from operations for the foreseeable future.
The Company’s operations have historically consisted primarily of conducting preclinical studies, developing licensed technology, conducting clinical trials, and developing and manufacturing of clinical supply to support clinical trials. The Company faces risks associated with early-stage biotechnology companies whose product candidates are in development. Product candidates require significant additional research and development efforts and establishing manufacturing capacity and regulatory approval prior to commercialization. These efforts would require significant amounts of additional capital for the Company and even if the Company’s efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.
On March 5, 2021, the Company entered into a Sales Agreement, or the Sales Agreement, with Cowen and Company, LLC, or Cowen, relating to the applicable terms of at-the-market equity offerings, or the ATM Facility, pursuant to which the Company may, but is not obligated to, offer and sell, from time to time, shares of its common stock with an aggregate offering price up to $125.0 million through Cowen, as sales agent in the ATM Facility. The Company is currently limited in its capacity to offer and sell shares of its common stock under the Sales Agreement pursuant to the prospectus supplement to its shelf registration statement on Form S-3, filed on March 4, 2024. As of June 30, 2026, $15.8 million of capacity remains available to be sold under the ATM Facility.

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In accordance with the Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification, or ASC, Subtopic 205-40, Presentation of Financial Statements - Going Concern, the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Company incurred net losses of approximately $7.8 million and $9.4 million for the three months ended June 30, 2026 and 2025, respectively, and $15.4 million and $24.8 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, the Company had cash and cash equivalents totaling $24.2 million, which may not be sufficient to fund the Company’s operating expense and capital expenditure requirements for at least the twelve months following the date these consolidated financial statements are issued. The Company’s ability to continue as a going concern will depend on its ability to complete the Merger (including Remix’s related sale of common stock and issuance of convertible promissory notes) or otherwise obtain substantial additional funding. There can be no assurance that the Company will be able to complete the Merger or Remix’s ability to complete their sale of common stock and issuance of convertible promissory notes on a timely basis, on acceptable terms, or at all.
If the Company does not complete the proposed transaction with Remix and until such time, if ever, as the Company can generate substantial product revenue, the Company expects to finance its operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, reverse merger or other business combination transactions, and marketing, distribution or licensing arrangements. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, existing stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect existing stockholders’ rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If the Company raises additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, the Company may have to relinquish valuable rights to its technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to the Company. If the Company pursues another reverse merger or other business combination transaction similar to the proposed Merger, the Company may be subject to significant transaction costs, stockholders may experience substantial dilution, management team may change, and the Company may not achieve the anticipated benefits of such a transaction.
As a result, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.
3. Summary of Significant Accounting Policies
The Company’s complete summary of significant accounting policies can be found in “Note 3. Summary of Significant Accounting Policies” in the audited consolidated financial statements included in the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2025.
Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with GAAP and include accounts of Passage Bio, Inc. and its wholly-owned subsidiary, which are collectively referred to herein as the Company. All intercompany balances and transactions have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the ASC and Accounting Standards Updates, or ASUs, promulgated by the FASB.
On July 14, 2025, the Company effected a 1-for-20 reverse stock split of its common stock, or the Reverse Stock Split. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who were otherwise entitled to receive fractional shares received the number of shares of common stock as rounded up to the nearest whole share. All share and per share amounts in these consolidated financial statements and notes thereto, including the stock options, restricted stock units, and employee stock purchase plan activity, have been adjusted retroactively to reflect the Reverse Stock Split for all periods presented.

Interim Consolidated Financial Statements
The accompanying unaudited interim consolidated financial statements have been prepared from the books and records of the Company in accordance with GAAP for interim financial information and Rule 10-01 of Regulation S-X promulgated by the SEC, which permits reduced disclosures for interim periods. All adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the accompanying consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated stockholders’ equity, and consolidated cash flows have been made. Although these interim consolidated financial statements do not include all of the information and notes required for complete annual consolidated financial statements, management believes the disclosures are adequate to make the information presented not misleading. Unaudited interim consolidated results of operations and cash flows are not necessarily indicative of the results that may be expected for the full year. Unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2025 Annual Report filed on Form 10-K.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Estimates and assumptions are periodically reviewed, and the effects of the revisions are reflected in the accompanying consolidated financial statements in the period they are determined to be necessary.
Fair Value of Financial Instruments
Management believes that the carrying amounts of the Company’s financial instruments, including cash equivalents, prepaid expenses, and accounts payable, approximate fair value due to the short-term nature of those instruments.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains a deposit account in a federally insured financial institution in excess of federally insured limits. The Company also maintains a portfolio of money market funds, which is diversified to limit exposure related to counterparty and industry risks. The Company maintains an investment policy which dictates the allocation of funds within its portfolio of money market funds. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash and cash equivalents beyond the normal credit risk associated with commercial banking relationships and money market funds.
Cash and Cash Equivalents
The Company considers all highly-liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash equivalents as of June 30, 2026 consisted of money market funds. Cash consists of cash deposits at banking institutions. As of June 30, 2025, all of the Company’s marketable securities matured and the proceeds were invested into money market funds, which are included in cash and cash equivalents on the Company’s consolidated balance sheet.
The Company had cash and cash equivalents of $24.2 million and $46.3 million as of June 30, 2026 and December 31, 2025, respectively.
Marketable Securities
The Company classifies its marketable securities with original maturities of greater than three months as available-for-sale. These securities are carried at fair market value, with unrealized gains and losses reported in comprehensive loss and accumulated other comprehensive income (loss) within stockholders’ equity. Any premium or discount arising at purchase of debt securities is amortized and/or accreted over the term of the security to other income (expense), net. Gains or losses on marketable securities sold are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss on the specific identification method. All marketable securities are available for use, as needed, to fund operations and therefore, the Company classifies all marketable securities as current assets within the consolidated balance sheet. As of June 30, 2026, the Company had no marketable securities.

Property and Equipment, Net
Property and equipment, net consists of laboratory equipment, office equipment, computer hardware and software, furniture and fixtures, and leasehold improvements and is initially recorded at cost. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. The Company estimates useful life on an asset-by-asset basis, which generally consists of three years for computer hardware and software, five years for office equipment, five years for laboratory equipment, and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.
When property and equipment are retired or otherwise disposed of, the costs and accumulated depreciation and amortization are removed from the respective accounts, with any resulting gain or loss recognized concurrently.
The Company reviews long-lived assets, such as property and equipment, for impairment when events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company did not recognize any impairment expenses for long-lived assets for the six months ended June 30, 2026. The Company recognized impairment expenses for laboratory equipment and certain other assets of $2.6 million for the six months ended June 30, 2025.
Leasing
The Company evaluates leases at their inception to determine if they are an operating lease or a finance lease. During the six months ended June 30, 2026 and 2025, the Company classified all leases with terms greater than one year, as operating leases.
The Company recognizes assets and liabilities for operating leases at their inception, based on the present value of all payments due under the lease agreement. The Company uses its incremental borrowing rate to determine the present value of operating leases, which is determined by referencing collateralized borrowing rates for debt instruments with terms similar to the respective lease. The Company utilizes the accounting policy election to not separate lease and non-lease components and the accounting policy election to not apply the recognition requirement to leases with a term of 12 months or less.
When assets and liabilities for operating leases are written off, the balances are removed from the respective accounts, with any resulting gain or loss recognized concurrently.
The Company reviews long-lived assets, such as right of use assets, or ROU assets, for impairment when events or changes indicate the carrying amount of the ROU assets may not be recoverable. The Company did not recognize any impairment expenses for ROU assets for the three and six months ended June 30, 2026 or 2025.
Research and Development
Research and development costs are expensed as incurred and consist primarily of expenses incurred with the University of Pennsylvania’s Gene Therapy Program, or GTP, and Gemma, contract research organizations, contract manufacturing organizations, internal analytical and testing activities, and employee-related expenses, including salaries, benefits, and share-based compensation. Management makes estimates of the Company’s external accrued research and development expenses, which primarily relate to contract research organizations and contract manufacturing organizations, as of each consolidated balance sheet date in the Company’s consolidated financial statements based on an estimate of progress to completion of specific tasks using facts and circumstances known to the Company at that time. The Company determines the estimates by reviewing contracts, vendor agreements, change orders, and through discussions with the Company’s internal clinical personnel and external service providers as to the progress to completion of services and the agreed-upon fee to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual and related expenses accordingly.
Other Income (Expense), Net
Other income (expense), net consists of interest earned on cash equivalents and marketable securities, amortization of premium and discount on marketable securities, and income from subleases.
The Company recorded $0.5 million to other income (expense), net for the three months ended June 30, 2026, which consisted of $0.3 million attributable to interest income and $0.2 million related to income from subleases.

The Company recorded $1.0 million to other income (expense), net for the three months ended June 30, 2025, which consisted of $0.6 million attributable to interest income and the amortization of premium and discount on the Company’s marketable securities and $0.4 million related to income from subleases.
The Company recorded $1.1 million to other income (expense), net for the six months ended June 30, 2026, which consisted of $0.5 million attributable to interest income and $0.6 million related to income from subleases.
The Company recorded $2.0 million to other income (expense), net for the six months ended June 30, 2025, which consisted of $1.3 million attributable to interest income and the amortization of premium and discount on the Company’s marketable securities and $0.7 million related to income from subleases.
Share-Based Compensation
The Company measures share-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company’s share-based compensation consists of restricted stock units, or RSUs, and options to purchase common stock, or stock option awards.
The Company uses the Black-Scholes option pricing model to value its stock option awards.
Estimating the fair value of stock option awards requires the input of assumptions, including the expected term of stock options and stock price volatility. The assumptions used in estimating the fair value of share-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different for future awards.
Prior to 2026, the Company estimated the expected term of the stock options using the “simplified method,” as the Company had limited historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The Company now has sufficient historical exercise data and has determined it is no longer appropriate to use the “simplified method”. Additionally, the Company no longer uses comparable public company data to estimate expected volatility and instead bases its expected volatility assumption on the historical volatility of its own stock price. The Company will apply this methodology prospectively and the change in estimates did not have a material impact for the three and six months ended June 30, 2026.
The Company accounts for forfeitures of RSUs and stock option awards as they occur.
License and Other Revenue
The Company may enter into license agreements and transition services agreements (see Note 7) under which it may license rights to research, develop, manufacture, and commercialize its product candidates to third parties and provide transition services for such licenses. Payments under these arrangements may include non-refundable, upfront fees, reimbursement of certain costs, payments upon the achievement of certain milestones, and royalties on product sales.
The Company applies FASB ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, when all of the following criteria are met, to determine a valid contract exists: (i) the parties have approved the contract and are committed to perform their respective obligations; (ii) the Company can identify each party’s rights regarding the goods or services to be transferred; (iii) the Company can identify the payment terms for the goods or services to be transferred; (iv) the contract has commercial substance; and (v) the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. Once it is determined that a valid contract exists, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including consideration of the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations on a relative stand-alone selling price basis; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine the number of performance obligations, the transaction price, the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price, the contract term and pattern of satisfaction of the performance obligations. The Company uses judgment to determine whether milestones or other variable consideration, except for certain sales-based milestone payments and royalties, should be included in the transaction price as described further below.

At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method set forth in ASC 606. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as those subject to regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the consolidated statements of operations and comprehensive loss in the period of adjustment.
For customer contracts in the scope of ASC 606, amounts due to the Company are recorded as accounts receivable on the Company’s consolidated balance sheet when the Company’s right to consideration is unconditional. Amounts received prior to satisfying the related performance obligations are classified on the Company’s consolidated balance sheet as current deferred revenue if expected to be recognized as revenue within 12 months following the consolidated balance sheet date and as deferred revenue, net of current portion, if amounts are not expected to be recognized as revenue within the 12 months following the consolidated balance sheet date. The Company does not evaluate a contract for a significant financing component if payment is expected within one year or less from the transfer of promised items to the customer.
Net Loss Per Share
Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as stock options, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.
The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	Six Months Ended June 30,
	2026	2025
Stock options	647,621	726,590
Unvested restricted stock units	15,000	52,500
Employee stock purchase plan	—	1,357
	662,621	780,447

Recently Issued Accounting Pronouncements
In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, or ASU 2024-03, which requires entities to provide disclosures to disaggregate operating expenses into specific categories, such as salaries and wages, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. ASU 2024-03 is effective for the Company’s first fiscal year beginning after December 15, 2026, and for interim periods within the Company’s first fiscal year beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 may be applied retrospectively or prospectively. The Company is currently evaluating the impact of this guidance on its disclosures.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, or ASU 2025-06. ASU 2025-06 is intended to increase the operability of the accounting for internal-use software costs by removing all references to software development project stages. ASU 2025-06 requires capitalization of software costs to start when management has authorized and committed to funding the software project, it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective for the Company’s first fiscal year beginning after December 15, 2027, and for interim periods within that year with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, or ASU 2025-11. The amendments reorganize and clarify the interim disclosure requirements in U.S. GAAP and establish a single, principles based framework for determining the information that should be disclosed in interim periods. ASU 2025-11 is effective for the Company for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of ASU 2025-11 on its interim consolidated financial statement disclosures.
4. Fair Value of Financial Instruments and Non-Financial Instruments
Financial Instruments
Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination in accordance with applicable accounting guidance requires that a number of significant judgments be made. Additionally, fair value is used on a nonrecurring basis to evaluate assets for impairment or as required for disclosure purposes by applicable accounting guidance on disclosures about fair value of financial instruments. Depending on the nature of the assets and liabilities, various valuation techniques and assumptions are used when estimating fair value. The carrying amounts of certain of the Company’s financial instruments, including prepaid expenses and accounts payable are shown at cost, which approximates fair value due to the short-term nature of these instruments. The Company follows the provisions of FASB ASC Topic 820, Fair Value Measurement, for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:
•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.
•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash equivalents include money market funds that are carried at cost, which approximates their fair value. The fair values are based on quoted market prices in active markets for identical assets and therefore are classified within Level 1 of the fair value hierarchy.
Non-Financial Instruments
Long-lived non-financial assets are measured at fair value on a nonrecurring basis for purposes of calculating impairment using Level 3 inputs as defined in the fair value hierarchy. The fair value of long-lived assets using Level 3 inputs is determined by estimating the amount and timing of net future cash flows (which are unobservable inputs) and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes. There were no assets remeasured in the three and six months ended June 30, 2026. Assets remeasured in the six months ended June 30, 2025 included laboratory equipment and certain other assets which were sold prior to June 30, 2025 and were not included in the consolidated balance sheet as of June 30, 2025. The impairment related to the remeasurement of $2.6 million is included in the consolidated statement of operations for the six months ended June 30, 2025. There were no assets remeasured in the three months ended June 30, 2025.

5. Property and Equipment, Net
Property and equipment, net, consists of the following:

(in thousands)	June 30, 2026	December 31, 2025
Office equipment	$—	$107
Computer hardware and software	—	988
Furniture and fixtures	—	419
Leasehold improvements	—	6,510
Total property and equipment	—	8,024
Accumulated depreciation and amortization	—	(3,917)
	$—	$4,107

On May 22, 2026, the Company entered into an agreement to terminate its lease agreement for office space in Philadelphia, Pennsylvania, or the 2005 Market Street Lease Termination Agreement. Pursuant to the 2005 Market Street Lease Termination Agreement, the Company agreed to pay the landlord a termination fee of $2.3 million. As a result of the 2005 Market Street Lease Termination Agreement, the Company recognized a net gain of $1.9 million on the lease termination for the three months ended June 30, 2026. The net gain is comprised of a $2.7 million gain on the write-off of assets and liabilities for operating leases offset by a $0.8 million net loss on disposal of property and equipment. The assets disposed of as part of the termination primarily included leasehold improvements.
On March 4, 2026, the Company entered into an agreement to terminate its lease agreement for laboratory space in Hopewell, New Jersey, or the Hopewell Lease Termination Agreement. Pursuant to the Hopewell Lease Termination Agreement, the Company agreed to pay the landlord a termination fee of $4.8 million as well as accrued rent through February 14, 2026. As a result of the Hopewell Lease Termination Agreement, the Company recognized a net gain of $0.6 million on the lease termination for the six months ended June 30, 2026. The net gain is comprised of a $3.8 million gain on the write-off of assets and liabilities for operating leases offset by a $3.2 million net loss on disposal of property and equipment. The assets disposed of as part of the termination included office equipment, leasehold improvements, furniture and fixtures, and computer hardware and software.
Depreciation and amortization expense was de minimis and $0.2 million for the three months ended June 30, 2026 and 2025, respectively, and was $0.2 million and $0.4 million for the six months ended June 30, 2026 and 2025, respectively.
6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

(in thousands)	June 30, 2026	December 31, 2025
Professional fees	$1,653	$347
Compensation and related benefits	1,371	2,740
Research and development	543	642
Divestiture fee due to Catalent	—	924
	$3,567	$4,653

7. Gemma License Agreement
On July 31, 2024, the Company entered into a series of sublicense agreements with Gemma in connection with the outlicense of PBGM01 for the treatment of GM1 gangliosidosis, or GM1, PBKR03 for the treatment of Krabbe disease, or Krabbe, and PBML04 for the treatment of metachromatic leukodystrophy, or MLD, collectively the Outlicensed Programs, and such agreements, the Gemma Sublicenses. On May 7, 2025, the Company agreed to amend each of the Gemma Sublicenses to revise certain financial terms related to the Outlicensed Programs, or the Amended Gemma Sublicenses. Pursuant to the Amended Gemma Sublicenses, the Company is entitled to receive (i) an aggregate total of $15.0 million in initial payments for licenses and clinical product supply, of which $10.0 million has been received, and $5.0 million of which was due in March 2026, and has not yet been received; (ii) an additional $5.0 million contingent on Gemma completing certain business milestones; (iii) up to an additional $114.0 million in development and commercial milestone payments; and (iv) single digit royalties as a percentage of annual worldwide net sales, in exchange for sublicenses to relevant intellectual property, transfer of regulatory dossiers and transfer of clinical trial materials and product supply related to the Outlicensed Programs. Gemma will be responsible for all payments due to the Trustees of the University of Pennsylvania’s, or Penn, under the Company’s research, collaboration and licensing agreement with Penn, or the Penn License Agreement, related to the Outlicensed Programs. On July 31, 2024, the Company also entered into a transition services agreement with Gemma, or the Transition Services Agreement, as amended by the First Amendment to the Transition Services Agreement, dated January 31, 2025, pursuant to which, the Company provided transitional services at cost to Gemma through May 31, 2025, and is entitled to reimbursement for transitional services performed retroactively from March 1, 2024, related to the transfer of the Outlicensed Programs.
As Gemma has a limited history of operations, the Company will not recognize revenue under ASC 606 until the Company either (i) has received payment and there are no remaining obligations to transfer goods and services under the Amended Gemma Sublicenses and Transition Services Agreement (as payments received by Gemma are nonrefundable), or (ii) concludes that substantially all of the transaction price is collectible. As of June 30, 2026, the Company has received initial payments of $10.0 million associated with the aggregate $15.0 million of initial payments to be made under the Amended Gemma Sublicenses for licenses and clinical product supply and $4.8 million associated with the Transition Services Agreement and applied $1.5 million in amounts owed to Gemma for the Company’s Huntington’s disease program against amounts due to the Company for transition services under these agreements. The Company recorded these amounts ($16.3 million) as non-refundable sublicense and transition services payments on the consolidated balance sheet as of June 30, 2026, as the criteria set forth above have not yet been met.
8. Severance
In April 2026, in connection with the Company’s review of strategic alternatives, the Company announced a restructuring of its workforce, or the Restructuring Plan, to decrease operating expenses by reducing the workforce by approximately 75%. In accordance with ASC 420, Exit and Disposal Activities, the Company recorded severance and termination-related costs of $1.6 million in general and administrative expenses and $1.6 million in research and development expenses for the three and six months ended June 30, 2026. As of June 30, 2026, there were $0.9 million of unpaid severance and termination-related costs.
In January 2025, the Company announced a workforce reduction to reduce operating expenses and to extend its cash runway. In connection with the announcement, the Company reduced headcount by approximately 55%. In accordance with ASC 420, Exit and Disposal Activities, the Company recorded severance and termination-related costs of $0.4 million in general and administrative expenses and $1.3 million in research and development expenses for the six months ended June 30, 2025.
9. Leases
2005 Market Street Lease Agreement
The Company was party to a lease agreement for office space, or the 2005 Market Street Lease Agreement, in Philadelphia, Pennsylvania. Under the 2005 Market Street Lease Agreement, the Company leased approximately 37,000 square feet. The 2005 Market Street Lease Agreement commenced in February 2021 and was expected to expire in December 2031 with an option to extend the term of the 2005 Market Street Lease Agreement by two additional terms of five years each. On May 22, 2026, the Company entered into the 2005 Market Street Lease Termination Agreement. Pursuant to the 2005 Market Street Lease Termination Agreement, the Company agreed to pay the landlord a termination fee of $2.3 million. As a result of the 2005 Market Street Lease Termination Agreement, the Company recognized a net gain of $1.9 million on the lease termination for the three months ended June 30, 2026. The net gain is comprised of a $2.7 million gain on the write-off of assets and liabilities for operating leases offset by a $0.8 million net loss on disposal of property and equipment. The assets disposed of as part of the termination primarily included leasehold improvements. As a result of the 2005 Market Street Termination Agreement, ROU assets decreased $0.7 million and lease liabilities for operating leases decreased $5.8 million during the three months ended June 30, 2026.
Sublease Agreement A
On August 7, 2023, the Company entered into a sublease agreement with a counterparty, or Sublessee A, to sublease approximately 8,000 square feet of the 2005 Market Street Lease Agreement, or Sublease Agreement A. This sublease term began on November 1, 2023, and was to continue through March 31, 2029. The base sublease rent was $0.1 million per year and increased by 2.75% annually through the expiration of the agreement. Additionally, Sublessee A was required to pay the portion of the common area maintenance expenses, operating expenses and use and occupancy taxes which the Company was required to pay under the 2005 Market Street Lease Agreement. In connection with the 2005 Market Street Lease Termination Agreement on May 22, 2026, the Sublease Agreement A was concurrently terminated.

Sublease Agreement B
On September 29, 2023, the Company entered into a sublease agreement with a counterparty, or Sublessee B, to sublease approximately 29,000 square feet of the 2005 Market Street Lease Agreement, or Sublease Agreement B. This sublease term began on March 1, 2024 and Sublessee B elected the option to extend the term of the sublease agreement through March 31, 2029. The base sublease rent was $0.9 million per year for the entire term of the sublease. Additionally, Sublessee B was required to pay applicable use and occupancy taxes but was not obligated to make payments for operating expenses and common area maintenance expenses which the Company was required to pay under the 2005 Market Street Lease Agreement. In connection with the 2005 Market Street Lease Termination Agreement on May 22, 2026, the Sublease Agreement B was concurrently terminated.
Laboratory Lease Agreement
The Company was also party to a lease agreement for laboratory space, or the Laboratory Lease Agreement, in Hopewell, New Jersey. The Laboratory Lease Agreement commenced in March 2021 and was expected to expire in March 2036 with an option to extend the term of the Laboratory Lease Agreement by up to two five-year terms. On March 4, 2026, the Company entered into the Hopewell Lease Termination Agreement with the Landlord. Pursuant to the Hopewell Lease Termination Agreement, the Company agreed to pay the Landlord a termination fee of $4.8 million as well as accrued rent through February 14, 2026. The Company has no further obligations under the Laboratory Lease Agreement subsequent to the effective date of the Hopewell Lease Termination Agreement. As of March 4, 2026, the Company recognized a net gain of $0.6 million on the lease termination comprised of a $3.8 million gain on the write-off of assets and liabilities for operating leases offset by a $3.2 million net loss on disposal of property and equipment, which was primarily leasehold improvements. As a result of the Hopewell Lease Termination Agreement, ROU assets decreased $9.4 million and lease liabilities for operating leases decreased $18.0 million during the six months ended June 30, 2026.
Hopewell Sublease Agreement
On September 4, 2024, the Company entered into a sublease agreement with a counterparty, or Sublessee C, to sublease approximately 3,200 square feet, or 5% of its approximately 62,000 square feet of leased laboratory space under the Laboratory Lease Agreement, or Hopewell Sublease Agreement. This sublease term began on September 11, 2024 and was scheduled to expire on December 31, 2029, with an option for Sublessee C to extend the term of the sublease through December 2032. The base sublease rent was $0.1 million per year and increased by 2.5% annually through the expiration of the Hopewell Sublease Agreement. Additionally, Sublessee C was required to pay the portion of the common area maintenance expenses, operating expenses, and use and occupancy taxes that the Company was required to pay under the Laboratory Lease Agreement. In connection with the Hopewell Lease Termination Agreement on March 4, 2026, the Hopewell Sublease Agreement was concurrently terminated. The Company has no ongoing sublease arrangements related to the Hopewell, New Jersey laboratory space.
As of June 30, 2026, the Company has been relieved of all its operating lease obligations.
The following table summarizes lease expense by lease type that was recognized during the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
(in thousands)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating lease expense	$105	$877	$581	$1,757
Variable lease expense	178	543	504	1,081
	$283	$1,420	$1,085	$2,838

The following table shows the weighted average discount rate and weighted average remaining lease term of the operating leases:

	Six Months Ended
	June 30, 2026	June 30, 2025
Weighted-average discount rate	0.0%	9.7%
Weighted-average remaining lease term (years)	0.0	9.8

The cash paid for amounts included in the measurement of the Company’s operating lease liabilities for the six months ended June 30, 2026 and 2025 were $0.8 million and $2.0 million, respectively, recorded in operating cash flows.
The following table summarizes sublease income that was recognized in other income (expense), net during the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
(in thousands)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Sublease rental income	$225	$363	$580	$730

10. Commitments and Contingencies
Amended and Restated Research, Collaboration and License Arrangement with Penn
In connection with the transfer of the Outlicensed Programs (GM1, Krabbe, and MLD), the Company restructured its research, collaboration and license agreement with Penn, as amended, previously the Penn Agreement and now referred to as the Penn License Agreement. Pursuant to the Penn License Agreement, as of July 31, 2024, the Company (i) terminated the funding of discovery research programs; (ii) terminated the research and exploratory research programs; (iii) terminated the remaining eight options it had for future central nervous system, or CNS, indications; (iv) terminated the transaction fee payable to Penn in the event of certain corporate transactions; and (v) retained its current exclusive and non-exclusive licenses to its programs in FTD, GM1, Krabbe and MLD and certain platform technologies resulting from the discovery programs that it funded.
For the Company’s licensed programs in FTD, GM1, Krabbe and MLD, the Penn License Agreement requires that it make payments of up to $16.5 million per product candidate. Each payment will be due upon the achievement of specific development milestone events by such licensed product for a first indication, reduced development milestone payments for the second and third indications and no development milestone payments for subsequent indications. In addition, on a product-by-product basis, the Company is obligated to make up to $55.0 million in sales milestone payments on each licensed product based on annual worldwide net sales of the licensed product in excess of defined thresholds. Pursuant to the Amended Gemma Sublicenses, Gemma is responsible for the payments to Penn related to the Outlicensed Programs.
Upon successful commercialization of a product using the licensed technology, the Company is obligated to pay to Penn, on a licensed product-by-licensed product and country-by-country basis, tiered royalties (subject to customary reductions) in the mid-single digits percentage on annual worldwide net sales of such licensed product. In addition, other than the Amended Gemma Sublicenses, the Company is obligated to pay to Penn a percentage of sublicensing income, ranging from the mid-single digits to low double digits, for sublicenses under the Penn License Agreement. The agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of the licensed patent rights that covers the exploitation of such licensed product in such country, and (ii) the expiration of the royalty period. Pursuant to the Amended Gemma Sublicenses, Gemma is responsible for the payments to Penn related to the Outlicensed Programs.
On June 23, 2026, the Company delivered written notice to Penn to terminate the Penn License Agreement, solely with respect to its product candidate referred to as PBFT02 for all indications licensed to the Company thereunder for such product candidate, including frontotemporal dementia with granulin mutations, or the PBFT02 Termination. The PBFT02 Termination will become effective on the date that is 90 days following Penn’s receipt of the notice, after which the Company will no longer have any rights under the Penn License Agreement to develop or commercialize PBFT02. The Penn License Agreement will remain in effect with respect to all non-terminated licensed products.
Gemma - Research, Collaboration and License Agreement
In connection with the transfer of the Outlicensed Programs, on July 31, 2024, the Company entered into a research, collaboration and license agreement with Gemma, or the Gemma Collaboration Agreement. Pursuant to the Gemma Collaboration Agreement, (i) Gemma will conduct certain preclinical and Investigational New Drug, or IND, enabling work for the Company’s active research program in Huntington’s disease and a currently paused research program in Temporal Lobe Epilepsy, or TLE, which were previously being conducted by Penn under the Penn Agreement and (ii) Gemma will grant the Company options to conduct mutually-agreed research programs in four new CNS indications.
The Gemma Collaboration Agreement requires the Company to make payments of up to (i) $16.5 million per product candidate in the aggregate for Huntington’s disease and any future CNS indications available to the Company under its four options and (ii) $39.0 million per product candidate in the aggregate arising from the research program for TLE. Each payment will be due upon the achievement of specific development milestone events by such licensed product for a first indication, reduced development milestone payments for the second and third indications and no development milestone payments for subsequent indications. In addition, on a product-by-product basis, the Company is obligated to make up to $55.0 million in sales milestone payments on each licensed product based on annual worldwide net sales of the licensed product in excess of defined thresholds.
Upon successful commercialization of a product using the licensed technology, the Company is obligated to pay to Gemma, on a licensed product-by-licensed product and country-by-country basis, tiered royalties (subject to customary reductions) in the mid-single digits percentage on annual worldwide net sales of such licensed product. In addition, the Company is obligated to pay to Gemma a percentage of sublicensing income, ranging from the mid-single digits to low double digits, for sublicenses under the Gemma Collaboration Agreement. The agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of the licensed patent rights that covers the exploitation of such licensed product in such country, and (ii) the expiration of the royalty period.
If the Company was to exercise any of the four options under the Gemma Collaboration Agreement, it would owe Gemma a non-refundable aggregate fee of $1.0 million per product indication, with $0.5 million due upfront and another $0.5 million fee owed upon a further developmental milestone.
The Company has also entered into the Amended Gemma Sublicenses and Transition Services Agreement as described in Note 7.
The Amended Gemma Sublicenses, the Transition Services Agreement, and the Gemma Collaboration Agreement are collectively referred to as the Outlicense Transaction Agreements.
On May 21, 2026, the Company provided written notice to Gemma to terminate the Gemma Collaboration Agreement, which termination will become effective within 90 days of the written notice in accordance with the terms of the Gemma Collaboration Agreement. Following the effectiveness of the termination, the Company will no longer have any rights to the research programs or the options for new CNS indications previously available to it under the Gemma Collaboration Agreement.
Catalent Agreements
The Company had previously entered into a collaboration agreement, and a development services and clinical supply agreement, or the Amended Catalent Agreements, with Catalent Maryland, a unit of Catalent, Inc. acquired by Novo Holdings A/S, or Catalent, to secure clinical scale manufacturing capacity for batches of active pharmaceutical ingredients for the Company’s gene therapy product candidates. Under the terms of the Amended Catalent Agreements, Catalent agreed to manufacture batches of drug product for the Company’s gene therapy product candidates.
The Amended Catalent Agreements were expected to remain in effect until November 6, 2030, and established a limited exclusive relationship between the Company and Catalent for the manufacture of bulk drug substance and drug product for the Company’s adeno-associated virus delivery therapeutic product candidates for the treatment of FTD and GM1. Under the Amended Catalent Agreements, the limited exclusive relationship would convert to a non-exclusive relationship (i) in the event Catalent failed to meet certain performance standards and (ii) following certain conditional events related to the divestiture by the Company of either FTD or GM1, in which case the Company would pay Catalent certain fees. In the event of certain transactions, the Company may terminate the Amended Catalent Agreements for convenience with respect to such products, in which case, the Company would pay Catalent a certain termination fee. During the three months ended June 30, 2026, the Company paid Catalent $0.9 million related to the Amended Catalent Agreements, which had been accrued as of and during the three months ended December 31, 2025.
On June 23, 2026, the Company delivered written notice to Catalent to terminate the amended and restated development services and clinical supply agreement in their entirety, effective as of June 23, 2026. The Company determined to terminate these agreements in connection with the wind-down of its gene therapy programs and the proposed Merger, and the Company is not obligated to pay Catalent any termination fee in connection with the termination.
Litigation
In the normal course of business, the Company from time to time is named as a party to legal claims and actions. The Company records a loss contingency reserve for a legal proceeding when the potential loss is considered probable and can be reasonably estimated. The Company has not recorded any amounts for loss contingencies as of June 30, 2026.

The Company is the defendant in litigation with a former employee, who filed a lawsuit in the Court of Common Pleas of Philadelphia County asserting claims for breach of contract and violation of the Pennsylvania Wage Payment and Collection Law. The plaintiff, who was terminated from their employment in 2019, contended that the Company entered into a binding settlement agreement in February 2020 under which he was to receive shares of company stock and additional compensation. Specifically, he contended that before the announcement of the Company’s initial public offering in February 2020, he was promised 150,000 shares of stock as part of the settlement, and that those shares were not subject to the reverse stock split that was implemented for all shareholders. The Company responded that the shares offered in settlement negotiations in 2020 were to be subject to the reverse split, and that had the settlement been finalized, the plaintiff would have been entitled to 33,836 shares (1,692 shares adjusted for the Reverse Stock Split effected in 2025). A trial in this case was held in October 2024. The jury found that an agreement was reached, but it agreed with the Company that any shares to be awarded to the plaintiff were subject to the reverse split. The jury awarded damages in an amount that was roughly equal to what the Company contended had been offered to the plaintiff before the initial public offering. Both sides then challenged the verdict, and on December 12, 2024, the judge who presided over the trial delivered a judgment in the Company’s favor, finding that no binding agreement was reached and that the plaintiff was not entitled to recover any damages. On December 23, 2024, the plaintiff filed an appeal with the Superior Court of Pennsylvania. On September 25, 2025, the appellate court affirmed the entry of judgment in favor of the Company and on October 7, 2025, the plaintiff filed an Application for Reargument to the Superior Court of Pennsylvania. In December 2025, the plaintiff petitioned for review of their appeal to the Pennsylvania Supreme Court. In July 2026, the Pennsylvania Supreme Court denied the petition for review with respect to the plaintiff’s challenge to the post-trial rulings in favor of the Company, but it agreed to hear the question of whether certain communications between lawyers and the mediator were appropriately excluded from evidence at trial under Pennsylvania’s mediation privilege. The Pennsylvania Supreme Court timing for this hearing is currently pending. The Company intends to continue to defend against this claim.
Other than the above, the Company is not presently a party to any legal proceedings that, in the opinion of management, would, if decided against the Company, have a material adverse effect on the Company’s business. Regardless of outcome, litigation can have an adverse impact on the Company due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.
Employment Agreements
The Company has employment agreements with certain key personnel providing for up to 18 months of salary continuation, up to 150% of target annual bonus amounts, and acceleration of vesting in stock-based compensation awards in certain circumstances.
11. Stockholders’ Equity and Share-Based Compensation
On July 14, 2025, the Company effected the Reverse Stock Split. The Reverse Stock Split did not reduce the number of authorized shares of the common stock and did not change the par value of the common stock. In addition, proportionate adjustments were made to the number of shares of common stock available for issuance under the Company’s equity inducement and incentive plans; the number of shares underlying, and the exercise prices of outstanding equity awards under such plans. All share information in these consolidated financial statements has been adjusted for this Reverse Stock Split.
Equity Incentive Plan
The Company has three equity incentive plans: the 2018 Equity Incentive Plan, as amended, or the 2018 Plan, the 2020 Equity Incentive Plan, or the Incentive Plan, and the 2021 Equity Inducement Plan, or the Inducement Plan. New awards can only be granted under the Incentive Plan and the Inducement Plan.
The total number of shares authorized under the Incentive Plan as of June 30, 2026 was 1,106,739. Additionally, 218,444 shares previously issued under the 2018 Plan which were forfeited are available for issuance under the Incentive Plan. As of June 30, 2026, 602,700 shares were available for future grants under the Incentive Plan. The number of shares of the Company’s common stock that may be issued pursuant to rights granted under the Incentive Plan shall automatically increase on January 1st of each year, commencing on January 1, 2021 and continuing for ten years, in an amount equal to five percent of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year, subject to the discretion of the board of directors to determine a lesser number of shares shall be added for such year. As a result, the number of shares reserved for issuance under the Incentive Plan increased by 159,141 and 155,155 shares in January 2026 and 2025, respectively.

The Incentive Plan provides for the granting of common stock, incentive stock options, nonqualified stock options, restricted stock awards, and/or stock appreciation rights to employees, directors, and other persons, as determined by the Company’s board of directors. The Company’s stock options awarded to date under the Incentive Plan vest based on a requisite service period, generally over four-year periods, and have a term of ten years.
The Inducement Plan was approved by the Company’s board of directors in July 2021. The total number of shares authorized under the Inducement Plan as of June 30, 2026 was 125,000. Of this amount, 88,583 shares were available for future grants as of June 30, 2026. The Inducement Plan provides for the granting of nonqualified stock options and restricted stock awards to employees hired by the Company, as determined by the Company’s board of directors. The Company’s stock options awarded to date under the Inducement Plan vest based on requisite service period and have a term of ten years. The Company’s restricted stock units awarded to date under the Inducement Plan vest based on requisite service period and have a term based on each award agreement.
The Company measures share-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company recorded share-based compensation expense in the following expense categories in its accompanying consolidated statements of operations and comprehensive loss for the period presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2026	2025	2026	2025
Research and development	$49	$248	$191	$492
General and administrative	476	675	890	1,289
	$525	$923	$1,081	$1,781

The following table summarizes stock option activity for the six months ended June 30, 2026:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)
Outstanding at January 1, 2026	658,973	$44.20	7.1
Granted	254,744	7.00
Exercised	—	—
Forfeited	(186,173)	11.52
Expired	(79,923)	73.84
Outstanding at June 30, 2026	647,621	$35.30	6.2
Vested and exercisable at June 30, 2026	423,601	$48.76	4.6
Vested or expected to vest at June 30, 2026	647,621	$35.30	6.2

The weighted average grant date fair value of options granted was $5.31 and $6.02 for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, the total unrecognized compensation expense related to unvested stock option awards was $1.6 million, which the Company expects to recognize over a weighted average period of 2.2 years.
There was no aggregate intrinsic value of options outstanding, options exercised, and options exercisable for the three and six months ended June 30, 2026. The aggregate intrinsic value of options outstanding, options exercised, and options exercisable were each de minimis during the three and six months ended June 30, 2025.
The fair value of each option was estimated on the date of grant using the weighted average assumptions in the table below:

	Six Months Ended June 30,
	2026	2025
Expected volatility	93.4%	93.7%
Risk-free interest rate	4.0%	4.1%
Expected term	5.5 years	5.9 years
Expected dividend yield	—	—

Restricted Stock Units
The Company issues RSUs to employees that vest over periods of time as determined by the board of directors. Any unvested shares are forfeited upon termination of services. The fair value of the RSUs is equal to the fair market value of the Company’s common stock on the date of grant. Compensation expense is recognized on a straight-line basis over the vesting period of the RSUs.
The following table summarizes activity related to RSU awards during the six months ended June 30, 2026:

	Number of shares	Weighted average grant date fair value
Unvested balance at January 1, 2026	50,000	$10.52
Granted	—	—
Vested	(35,000)	11.70
Forfeited	—	—
Unvested balance at June 30, 2026	15,000	$11.70

As of June 30, 2026, the total unrecognized expense related to all RSUs was $0.1 million, which the Company expects to recognize over a weighted-average period of 0.5 years.
Employee Stock Purchase Plan
The Company’s 2020 Employee Stock Purchase Plan, or the ESPP, became effective on February 28, 2020. The ESPP authorizes the issuance of up to 99,088 shares of the Company’s common stock. Of this amount, 59,103 were available for future grants as of June 30, 2026. The number of shares of the Company’s common stock that may be issued pursuant to rights granted under the ESPP shall automatically increase on January 1st of each year and continuing for ten years, in an amount equal to one percent of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year, subject to the discretion of the board of directors to determine a lesser number of shares shall be added for such year. As a result, on January 1, 2026 and 2025, subject to the discretion of the board of directors, the shares authorized for issuance under the ESPP were not increased.
Under the ESPP, eligible employees can purchase the Company’s common stock through accumulated payroll deductions at such times as are established by the board of directors’ Compensation Committee. Eligible employees may purchase the Company’s common stock at 85% of the lower of the fair market value of the Company’s common stock on the first day of the offering period or on the last day of the offering period. The offering periods under the ESPP have a duration of six months, with periods ending in May and November of each calendar year. Eligible employees may contribute up to 15% of their eligible compensation. Under the ESPP, a participant may not accrue rights to purchase more than $25,000 worth of the Company’s common stock for each calendar year in which such right is outstanding or purchase more than 200 shares of the Company’s common stock in any single offering period. In May 2026, the board of directors approved the termination of the current offering period and suspended future offering periods going forward. All amounts contributed which have not been used to purchase shares of the Company’s common stock have been returned to employees as of June 30, 2026.
In accordance with the guidance in ASC Topic 718-50, Compensation – Stock Compensation, the ability to purchase shares of the Company’s common stock at 85% of the lower of the price on the first day of the offering period or the last day of the offering period (i.e. the purchase date) represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, share-based compensation expense is determined based on the option’s grant-date fair value as estimated by applying the Black-Scholes option-pricing model and is recognized over the withholding period. No share-based compensation expense related to the ESPP was recorded during the three and six months ended June 30, 2026 and 2025.
12. Segment Reporting
Operating segments are defined as components of an enterprise which engages in business activities from which it may recognize revenues and incur expenses about which separate discrete information is available for evaluation by the chief operating decision maker, or CODM, in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment, developing and advancing genetic medicines designed to target critical underlying pathology of neurodegenerative diseases.

The accounting policies of the single segment are the same as those described in the summary of significant accounting policies in the Company’s 2025 Annual Report filed on Form 10-K. The Company’s CODM is its chief executive officer. The measure of segment assets is reported on the consolidated balance sheet as total assets. All assets are located within the United States.
The CODM uses net loss as reported on the Company’s consolidated statement of operations to assess the Company’s performance. The CODM also uses cash forecasts in deciding where to invest or expand operations within the business. In these cash forecasts, research and development expenses and general and administrative expenses exclude certain non-cash items such as share-based compensation and depreciation and amortization expenses.
The following table summarizes significant segment expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2026	2025	2026	2025
Research and development
Wages, benefits, and other payroll	$1,830	$1,302	$3,288	$4,891
Third-party costs	1,464	4,154	3,896	7,948
Share-based compensation	49	248	191	492
Depreciation and amortization	—	110	61	220
Total research and development expenses	3,343	5,814	7,436	13,551
General and administrative
Wages, benefits, and other payroll	2,312	1,798	4,203	4,588
Third-party costs	4,059	1,974	6,474	4,577
Share-based compensation	476	675	890	1,289
Depreciation and amortization	26	73	93	151
Total general and administrative expenses	6,873	4,520	11,660	10,605
Impairment of long-lived assets	—	—	—	2,637
Net gain on lease terminations	(1,944)	—	(2,577)	—
Loss from operations	(8,272)	(10,334)	(16,519)	(26,793)
Other income (expense), net	451	949	1,139	2,003
Net loss	$(7,821)	$(9,385)	$(15,380)	$(24,790)

The components of Other (income) expense, net are further described in Note 3 to the consolidated financial statements.
13. Subsequent Events
None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of Remix Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Remix Therapeutics, Inc. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders' deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and recurring cash used in operations, has an accumulated deficit, and has limited capital resources to sustain operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
July 21, 2026
We have served as the Company's auditor since 2026.

REMIX THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$24,147	$73,424
Accounts receivable	—	353
Prepaid expenses and other current assets	1,208	3,547
Total current assets	25,355	77,324
Restricted cash	2,029	2,098
Operating lease right-of-use assets	14,959	15,969
Property and equipment, net	12,595	15,706
Prepaid expenses and other non-current assets	1,431	265
Total assets	$56,369	$111,362
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,383	$4,572
Accrued expenses and other current liabilities	3,707	6,306
Operating lease liability, current portion	1,682	1,724
Deferred revenue, current portion	14,464	7,046
Total current liabilities	23,236	19,648
Convertible notes payable (includes $13,100 and $39,667 from related parties)	13,100	59,600
2023 Warrants and Letter Warrant liability (includes $6,170 and $2,753 from related parties)	6,286	4,020
2025 Warrant liability, related party	1,388	—
Contingent tranche liability, related party	500	—
Operating lease liability, net of current portion	21,736	23,786
Deferred revenue, net of current portion	60,143	70,871
Other liabilities	—	116
Total liabilities	126,389	178,041
Commitments and contingencies (Note 18)
Convertible preferred stock (Series Seed, A and B), $0.0001 par value; 124,133,326 shares and 87,347,523 shares authorized at December 31, 2025 and 2024, respectively; 118,136,265 and 87,203,974 shares issued and outstanding at December 31, 2025 and 2024, respectively; aggregate liquidation preference of $219,390 and $154,793 at December 31, 2025 and 2024, respectively	200,865	132,793
Stockholders’ deficit:
Common stock, $0.0001 par value; 162,000,000 and 116,000,000 shares authorized at December 31, 2025 and 2024, respectively; 7,811,834 and 7,626,774 shares issued and outstanding at December 31, 2025 and 2024, respectively	1	1
Additional paid-in capital	21,110	18,818
Accumulated deficit	(291,996)	(218,291)
Total stockholders’ deficit	(270,885)	(199,472)
Total liabilities, convertible preferred stock and stockholders’ deficit	$56,369	$111,362

The accompanying notes are an integral part of these consolidated financial statements.

REMIX THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2025	2024
Collaboration revenue	$3,310	$4,827
Operating expenses:
Research and development	52,593	58,492
General and administrative	15,056	15,152
Total operating expenses	67,649	73,644
Loss from operations	(64,339)	(68,817)
Other (expense) income:
Change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, related party	(10,814)	(3,518)
Interest income	1,293	3,224
Other (expense) income, net	(27)	22
Total other expense, net	(9,548)	(272)
Loss before income taxes	(73,887)	(69,089)
Income tax benefit (expense)	182	(50)
Net loss and comprehensive loss	$(73,705)	$(69,139)
Net loss per share of common stock, basic and diluted	$(9.57)	$(9.08)
Weighted-average common shares outstanding, basic and diluted	7,700,621	7,611,340

The accompanying notes are an integral part of these consolidated financial statements.

REMIX THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands, except share amounts)

	Series Seed, A and B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2024	87,203,974	$132,793	7,570,827	$1	$16,390	$(149,152)	$(132,761)
Exercise of stock options	—	—	55,947	—	39	—	39
Vesting of restricted common stock from early-exercised stock options	—	—	—	—	54	—	54
Stock-based compensation	—	—	—	—	2,335	—	2,335
Net loss	—	—	—	—	—	(69,139)	(69,139)
Balance at December 31, 2024	87,203,974	$132,793	7,626,774	$1	$18,818	$(218,291)	$(199,472)
Issuance of Series B convertible preferred stock in exchange for 2023 Notes	31,029,131	68,264	—	—	—	—	—
Conversion of Series A and Series B convertible preferred stock to common stock from the 2025 notes agreement	(96,840)	(192)	96,840	—	192	—	192
Exercise of stock options	—	—	88,220	—	49	—	49
Stock-based compensation	—	—	—	—	2,051	—	2,051
Net loss	—	—	—	—	—	(73,705)	(73,705)
Balance at December 31, 2025	118,136,265	$200,865	7,811,834	$1	$21,110	$(291,996)	$(270,885)

The accompanying notes are an integral part of these consolidated financial statements.

REMIX THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(73,705)	$ (69,139)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	3,170	3,293
Stock-based compensation	2,051	2,335
Non-cash issuance expense	267	—
Change in fair value of convertible notes payable, warrant liability and contingent tranche liability	10,814	3,518
Gain on sale of property and equipment	—	(141)
Changes in operating assets and liabilities:
Accounts receivable	353	29,754
Prepaid expenses and other assets	896	(1,653)
Accounts payable	(999)	1,883
Deferred revenue	(3,310)	7,173
Operating lease liabilities	(1,083)	(574)
Accrued expenses and other liabilities	(2,507)	1,438
Net cash used in operating activities	(64,053)	(22,113)
Cash flows from investing activities:
Purchases of property and equipment	(48)	(647)
Proceeds from sales of property and equipment	—	198
Net cash used in investing activities	(48)	(449)
Cash flows from financing activities:
Issuance costs related to convertible notes payable	(282)	—
Issuance costs to obtain a line of credit	—	(204)
Proceeds from issuance of convertible notes payable and warrant liability	14,988	48,667
Proceeds from exercise of stock options	49	39
Net cash provided by financing activities	14,755	48,502
Net (decrease) increase in cash, cash equivalents and restricted cash	(49,346)	25,940
Cash, cash equivalents and restricted cash, beginning of period	75,522	49,582
Cash, cash equivalents and restricted cash, end of period	$26,176	$75,522
Supplemental disclosures of non-cash information:
Conversion of convertible notes payable to Series B preferred stock	$68,264	$—
Conversion of Series A, Series B preferred stock to common stock	192	—
Income tax refund received	(229)	—
Sale of property, plant and equipment in prepaid expenses and other current assets	11	—
Vesting of restricted common stock from early-exercised stock options	—	54
Settlement of contingent tranche liability from the convertible notes payable	—	5,660
Warrants issued to obtain a line of credit	—	116

The accompanying notes are an integral part of these consolidated financial statements.

REMIX THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business, Organization and Liquidity
Remix Therapeutics, Inc. (together with its consolidated subsidiary, the “Company”) is focused on developing small molecule therapeutics to modulate ribonucleic acid (“RNA”) processing and address the underlying drivers of disease. The Company was incorporated in July 2019 under the laws of the State of Delaware and is located in Massachusetts.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.
Going Concern
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The Company has incurred recurring operating losses and negative cash flows from operations since its inception and has an accumulated deficit. Net losses totaled $73.7 million and $69.1 million for the years ended December 31, 2025 and 2024, respectively, and cash flows used in operations totaled $64.1 million and $22.1 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $292.0 million. The Company expects to continue to incur significant operating losses and negative cash flows from operations for the foreseeable future until such time, if ever, it generates a level of revenue that is sufficient to support its cost structure. The Company has limited capital resources and expects that its cash and cash equivalents, including amounts received from issuances of convertible promissory notes, will not be sufficient to fund its operating expenses, capital expenditure requirements and obligations, for the twelve months following the date the consolidated financial statements are issued. As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year from the date that these consolidated financial statements were issued.
Management’s plans to obtain additional funding include (1) a reverse merger and concurrent private placement in public equity (“PIPE”) financing, (2) financing alternatives (e.g., equity financing, royalty arrangements, business development financing, etc.), or (3) both. Refer to Note 23 for more information. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. If the Company is unable to obtain financing, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. As a result, the Company has concluded that management’s plans do not alleviate the substantial doubt about the Company’s ability to continue as a going concern.
The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All adjustments considered necessary for a fair presentation have been included.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Remix Therapeutics, Inc., and its wholly owned subsidiary, Remix Securities Corporation. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. The Company bases its estimates on historical experience, known trends, and various other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts, and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.
Segment Information
The Company has one reportable segment focused on developing small molecule therapeutics to modulate ribonucleic acid (“RNA”) processing and address the underlying drivers of disease. Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker (the “CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM, its Chief Executive Officer (“CEO”), manages the Company’s operations on a consolidated basis for the purposes of making operating decisions, assessing financial performance, and allocating resources. For additional information, see Note 22, Segment Information.
Cash Equivalents
The Company considers all highly liquid investments with a remaining maturity when purchased of three months or less to be cash equivalents. Cash equivalents are comprised of money market funds as of December 31, 2025 and 2024.
Restricted Cash
Restricted cash represents cash held by a financial institution as collateral for letters of credit, which secure the Company’s operating leases for office and laboratory space. Restricted cash amounts are reported as non-current assets on the consolidated balance sheets unless restrictions are expected to be released within twelve months of the respective balance sheet date.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in financial institutions that it believes have high credit quality and does not believe that such funds are exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company places its cash with reputable financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the limit of $250,000. Deposits held may exceed the amount of insurance provided by the FDIC.
The Company is dependent on third-party contract manufacturing organizations (“CMOs”) to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of CMOs to supply it with its requirements for the active pharmaceutical ingredients related to these programs. Although the Company is not currently selling products to customers, these research and development programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients.
Fair Value Measurements
Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the price that would be received for an asset or paid to transfer a liability between market participants at the measurement date. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”), establishes a three-level valuation hierarchy for instruments measured at fair value. The hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy defines three levels of inputs, of which the first two are considered observable and the last is considered unobservable:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.
•
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents, contingent tranche liabilities, warrant liabilities and convertible promissory notes payable are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.
Convertible Promissory Notes Payable
As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company elects to account for its convertible promissory notes (the “convertible notes payable”), which meet the required criteria, at fair value at inception and at each subsequent reporting date. Subsequent changes in fair value are recorded as a component of non-operating loss in other income (expense) in the consolidated statements of operations and comprehensive loss. As a result of electing the fair value option, direct costs and fees related to the convertible notes payable are expensed as incurred. The Company elected as an accounting policy to not present interest expense separately from changes in the fair value of the convertible notes payable. The proceeds from the sale of the convertible promissory notes are allocated to the identified freestanding instruments, including warrants and contingent tranches, based on their fair value at inception (see Note 9).
Warrant Liability
The Company accounts for issued warrants either as a liability or equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“ASC 480-10”) or ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“ASC 815-40”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification.
Warrants issued with convertible promissory notes – Warrants that are classified as liabilities are recorded at fair value and remeasured each period until settled or until classified as equity, with changes in the fair value recorded in other income (expense) in the consolidated statements of operations and comprehensive loss. As the warrant liabilities associated with the convertible notes payable are contingently redeemable outside of the control of the Company, the warrants were determined to be classified as a liability. Changes in the Company’s inputs and assumptions, such as the volatility of comparable companies or changes in interest rates, could result in material changes in the warrants valuation in future periods.
Warrants issued to obtain a line of credit – In certain instances, warrants may be issued by the Company to obtain access to a line of credit with a third-party creditor. As the warrants are contingently redeemable outside of the control of the Company, the warrants were determined to be classified as a liability and are recorded on the balance sheet at the date of the line of credit’s inception. Warrants issued to obtain a line of credit are recorded within the 2023 Warrant and Letter Warrant liability line on the Company’s consolidated balance sheets. The Company estimates the fair value of the warrants issued to obtain a line of credit using the Black-Scholes pricing model at the date of the line of credit’s inception and subsequently adjusts the fair value at each reporting date (see Note 10).

Contingent Tranche Liabilities
The Company determined that its obligations to issue, and the Company’s investors’ rights to purchase, additional convertible promissory notes and warrants pursuant to a milestone closing or the satisfaction of other specified tranche closing conditions (see Note 9) represent freestanding financial instruments (the “contingent tranche liabilities”). The contingent tranche liabilities are initially recorded at fair value using valuation models that incorporate significant unobservable inputs and are remeasured at fair value at each reporting date and upon settlement, exercise, or expiration of the related obligations.
Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Computer equipment and software	3 years
Laboratory equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or term of associated lease

Costs for capital assets not yet placed into service are capitalized as construction-in-process and depreciated once put into service. Upon the sale or disposal of property and equipment, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets and any resulting gain or loss is reflected in loss from operations. Expenditures for repairs and maintenance are expensed as incurred, while expenditures for major renewals and betterments that extend the useful life of an asset or provide additional utility are capitalized.
Impairment of Long-Lived Assets
The Company evaluates its long-lived assets, including property and equipment and operating lease right-of-use (“ROU”) assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the future undiscounted cash flows expected to be generated by the asset or asset group and its eventual disposition. If an asset is determined to be impaired, the loss is measured based on the excess of the asset or asset group’s carrying value and its quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company did not identify any assessment triggering events and did not record any impairment losses on long-lived assets during the years ended December 31, 2025 or 2024.
Leases
The Company determines whether the arrangement is or contains a lease at inception based on the unique facts and circumstances present in the arrangement, including the use of an identified asset or group of assets and the Company’s control over the use of that identified asset or group of assets. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as of the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than 12 months, the Company records a right-of-use asset and current and non-current lease liabilities. As of December 31, 2025 and 2024, the Company did not have any financing leases.
The Company’s leases of laboratory and office space are classified as operating leases. In determining the appropriate lease classification, ASU 2016-02, Leases (“ASC 842”) allows for the use of judgment in determining whether (i) the lease transfers ownership of the underlying asset to the Company, (ii) the lease grants an option for the Company to purchase the underlying asset, (iii) the assumed lease term is for a major part of the remaining economic life of the underlying asset or (iv) whether the present value of lease payments represents substantially all of the fair value of the underlying asset. If one or more of these factors are not present, the lease is considered to be an operating lease. Lease terms may include the impact of options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The aforementioned factors are applied consistently to the Company’s entire portfolio of leases.
A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. The Company elected to apply the package of practical expedients, which allows the Company to not reassess (i) whether existing or expired arrangements contain a lease, (ii) the lease classification of existing or expired leases, or (iii) whether previous initial direct costs would qualify for capitalization under the new lease standard. The Company also elected to not group lease and non-lease components as a single component. Fixed rents are included in the calculation of the lease balances while variable costs paid for certain operating and pass-through costs are excluded. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company will use an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. The determination of the incremental borrowing rate is a management judgment, which is based on an analysis that includes the credit rating of the Company, geographical risk and U.S. Treasury and corporate bond yields. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor.
The lease term is measured as the non-cancellable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize on the balance sheet leases with terms of one year or less, but payments are recognized as expense on a straight-line basis over the lease term.
Classification and Accretion of Convertible Preferred Stock
The Company has classified its convertible preferred stock (the “preferred stock”) as mezzanine equity in the accompanying consolidated balance sheets due to terms that allow for redemption of the shares in cash upon certain change of control events that are outside of the Company’s control, including a sale or transfer of control of the Company as holders of the preferred stock could cause redemption of the shares in these situations. The Company did not accrete the carrying values of the preferred stock to their respective redemption values since a liquidation event was not considered probable for the years ended December 31, 2025 and 2024. Subsequent adjustments of the carrying values of the preferred stock to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.
Revenue Recognition
The Company records revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identifies the contract(s) with a customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, (iv) allocates the transaction price to the performance obligations in the contract, and (v) recognizes revenue when, or as, the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.
The Company has entered into multiple collaboration agreements that are within the scope of ASC 606, under which it (i) has licensed exclusive rights to research, develop, manufacture and commercialize product candidates and (ii) provides research and development services to third parties (see Note 8). The terms of these arrangements include payments to the Company of non-refundable upfront fees as well as research, development and sales milestone payments upon achieving the specified milestones, as well as potential future royalty payments. As part of the accounting for this type of arrangement, the Company must use judgment to determine: (a) the performance obligations, (b) the transaction prices, (c) the standalone selling price for each performance obligation identified in the contracts for the allocation of the transaction prices, and (d) the timing of revenue recognition.

Performance Obligations
At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations by assessing whether each promised good or service is distinct. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own and whether the required expertise is readily available. In addition, the Company considers whether the customer can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.
If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the Company evaluates the customer options to determine if they are material rights at the outset of each arrangement. Options to acquire additional goods or services for free or at a discount are deemed to be material rights. If the goods and services underlying the customer options are not determined to be material rights, these customer options are not considered to be performance obligations in the arrangement because they are contingent upon exercise of the option and are accounted for as separate contracts. If the customer options are determined to be a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to any material right are recognized as revenue when or as the related future goods or services are transferred or when the option expires.
Transaction Price
In determining transaction price, the Company uses judgment to determine whether milestone payments or other variable consideration should be included in the transaction price. The Company includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.
If an arrangement includes development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount. If it is probable that a significant revenue reversal would not occur, the associated milestone payment amount is included in the transaction price. Milestone events that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until such events have actually been achieved.
For arrangements with licenses of intellectual property that include sales-based royalties or milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties or milestone payments relate, the Company recognizes royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty or milestone payment has been allocated has been satisfied. To date, the Company has not recognized any royalty revenue from its existing collaboration arrangements.
Standalone Selling Prices
The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Management estimates the standalone selling price of each of the identified performance obligations in the Company’s customer contracts, maximizing the use of observable inputs. Because the Company has not sold the same goods or services in its contracts separately to any customers on a standalone basis and there are no similar observable transactions in the marketplace, the Company estimates the standalone selling price of each performance obligation in its customer arrangement based on its estimate of costs to be incurred to fulfill its obligations associated with the performance, plus a reasonable margin, unless it is unnecessary for the Company to determine the standalone selling prices because only one performance obligation is deemed to exist in the arrangement.

Timing of Revenue Recognition
The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied at a point in time or over time, and if over time this is based on the use of an input method. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of progress and related revenue recognition. The measure of progress, and the resulting periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research, development and licensing arrangement. Such a change could have a material impact on the amount of revenue the Company records in future periods. Under the Company’s existing collaboration agreements, the Company has concluded that the transfer of control to the customers occurs over the time period that the research and development services are to be provided by the Company, and this cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying the performance obligations relating to its collaboration agreements.
Contract Balances
Upfront payments received prior to satisfaction of the Company’s contracted performance obligations are recorded as deferred revenue and recognition of revenue is deferred to the future period(s) in which the Company performs its performance obligations. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, current portion in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. Alternatively, if the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the Company will then record a contract asset. Other than accounts receivable, no contract assets existed as of December 31, 2025 and 2024 and no revenue was recognized from contract assets that existed in prior periods.
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including personnel-related expenses such as salaries, payroll taxes, benefits and stock-based compensation; external costs of outside vendors engaged to conduct research, preclinical development activities and trials; laboratory supplies; manufacturing; depreciation and maintenance of research equipment; and the allocable portions of facilities costs, such as rent, utilities, repairs and maintenance. Additionally, research and development costs include the costs incurred related to the collaboration revenue generated during the years ended December 31, 2025 and 2024 (see Note 8).
The Company has entered into various research and development related contracts with external parties. Costs for certain development activities are recognized based on the evaluation of progress to completion of events, invoices received, and contracted costs. Payment for these activities is based on the terms of individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the consolidated financial statements as prepaid or accrued research and development. Significant judgments and estimates are made in determining the accrued and prepaid balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical estimates have not been materially different from the actual costs.
Patent-Related Costs
Patent-related costs incurred in connection with patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.
General and Administrative
General and administrative expenses consist primarily of payroll and employee related costs, including stock-based compensation; professional fees for accounting, tax and legal services; consultant fees; information technology costs; depreciation and maintenance of property and equipment; and the allocated portion of rent and utilities, infrastructure, corporate insurance and office expenses.
Stock-Based Compensation
The Company accounts for stock-based awards in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires all stock-based awards issued to employees, nonemployees and members of the Company’s board of directors (the “Board”) for their services on the Board to be recognized as expense in the consolidated statements of operations and comprehensive loss. The Company measures and recognizes stock-based compensation for both employee and non-employee awards based on the grant-date fair value of the awards. The Company measures restricted common stock awards using the difference, if any, between the purchase price per share of the award and the fair value of the Company’s common stock at the date of grant.
The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The Company has elected to use the expected term for stock options granted to non-employees, using the simplified method, as the basis for the expected term assumption. However, the Company may elect to use either the contractual term or the expected term for stock options granted to non-employees on an award-by-award basis.
For stock options and time-based restricted stock awards, the Company expenses the fair value of the awards on a straight-line basis over each award’s requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. For awarded stock options with performance-based vesting conditions, the Company recognizes expense based on the grant-date fair value of the performance award over the requisite service period to the extent the achievement of the related performance condition is estimated to be probable. At each reporting date, the Company evaluates whether any performance conditions related to a performance-based award have changed. The effect of any change in performance conditions is recognized as a cumulative catch-up adjustment in the period such change occurs. Any remaining unrecognized compensation expense would be recognized using the accelerated attribution method over the remaining requisite service period.
The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
Determination of the Fair Value of Stock-Based Awards
The Company estimates the fair value of stock options using the Black-Scholes option pricing model, which requires inputs of subjective assumptions, including: (i) the expected volatility of the Company’s common stock, (ii) the expected term of the award, (iii) the risk-free interest rate, (iv) expected dividends and (v) the fair value of the Company’s common stock. Due to the lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, management bases the estimate of expected volatility on the historical volatilities of a representative group of publicly traded guideline companies. For these analyses, the Company selects companies with comparable characteristics and with historical share price information that approximates the expected term of the equity-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of the Company’s stock options. The Company will continue to apply this method until a sufficient amount of historical information regarding the volatility of the Company’s own stock price becomes available. The Company estimates the expected term of its stock options granted to employees and directors using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends on common stock.
Determination of Fair Value of Common Stock on Grant Dates
Given the absence of an active market for the Company’s common stock, the Board is required to determine the fair value of the Company’s common stock at the time of each grant of a stock-based award. In order to do so, the Company engages a third-party valuation specialist to estimate the fair value of its common stock in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation.
In addition to this estimate, the Board considers a number of various objective and subjective factors in determining the fair value of the Company’s equity instruments as of each grant date, including:
•	the lack of liquidity of the Company’s equity as a private company;
•
the prices of the Company’s preferred stock sold to outside investors in arm’s length transactions and the rights, preferences and privileges of that preferred stock as compared to those of its common stock, including the liquidation preferences of the Company’s preferred stock;

•	the progress of the Company’s research and development efforts, including the status of preclinical studies and planned clinical trials for its product candidate;
•	the Company’s stage of development and business strategy and the material risks related to its business and industry;
•	the achievement of enterprise milestones, including entering into collaborative agreements;
•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;
•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company in light of prevailing market conditions;
•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies; and
•	any external market conditions affecting the biotechnology industry and trends within the biotechnology industry.
Income Taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement basis of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. A valuation allowance against deferred tax assets is recorded with a charge to income tax expense if, based upon the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for income taxes in accordance with authoritative accounting guidance which states the impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon examination by the relevant taxing authority. There are no unrecognized tax benefits included in the Company’s consolidated balance sheet as of December 31, 2025 and 2024. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company has not recognized tax interest or penalties in its statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024.
Comprehensive Loss
Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2025 and 2024, there were no differences between net loss and comprehensive loss.
Net Loss per Share
The Company follows the two-class method when computing net loss per share attributable to common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires loss available to common stockholders for the period to be allocated between common and participating securities based on their respective rights to receive dividends as if all income for the period had been distributed. The Company’s non-cumulative convertible preferred stock is a participating security.
Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities, and by dividing the diluted net loss attributable to common stockholders by the weighted-average number of common shares and potential common shares outstanding, if dilutive, during each period. For the purpose of this calculation, potential dilutive common shares include shares of convertible preferred stock, stock options, and restricted common stock.

Recently Adopted Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires a company to expand its existing income tax disclosures, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for the Company for annual periods beginning after December 15, 2024, and was adopted prospectively. The adoption of this standard resulted in additional disclosures around income taxes but did not have a material impact on the Company’s consolidated financial statements. See Note 16, Income Taxes, for additional information.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which enhances segment disclosure requirements, primarily through expanded disclosures related to significant segment expenses and information regularly provided to the chief operating decision maker (“CODM”). ASU 2023-07 became effective for the Company for annual periods beginning after December 15, 2023, and the Company adopted the standard retrospectively. Adoption of the standard resulted in expanded segment disclosures but did not have a material impact on the Company’s consolidated financial statements. See Note 22, Segment Information, for additional information.
Accounting Pronouncements Not Yet Adopted
In December 2025, the FASB issued ASU 2025-12, Codification Improvements. The amendments include technical corrections, clarifications, and other minor improvements to various Topics within the ASC. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2025-12 on its consolidated financial statements and related disclosures.
In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or a debt extinguishment. ASU 2024-04 is effective for the Company for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-04 on its consolidated financial statements and related disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses, to require more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, which refines the scope of derivative accounting for certain contracts with underlying terms based on operations or activities specific to one of the parties to the contract and clarifies the accounting for share-based noncash consideration received from a customer in a revenue contract. ASU 2025-07 is effective for the Company beginning in fiscal year 2027, including interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which amends the guidance for determining the accounting acquirer in certain transactions involving the acquisition of a variable interest entity that meets the definition of a business. ASU 2025-03 requires an entity to consider the factors in ASC 805-10-55-12 through 55-15 in determining which entity is the accounting acquirer when a legal acquiree is a variable interest entity and the transaction is not primarily effected by transferring cash or other assets or by incurring liabilities. ASU 2025-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.
3. Fair Value Measurements
The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$15,433	$—	$—	$15,433
	$15,433	$—	$—	$15,433
Liabilities:
Convertible notes payable	$—	$—	$13,100	$13,100
2023 Warrant liability*	—	—	6,286	6,286
2025 Warrant liability	—	—	1,388	1,388
Contingent tranche liability	—	—	500	500
	$—	$—	$21,274	$21,274

*	The table includes warrants issued to obtain a line of credit amounting to $0.1 million as of December 31, 2025.

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$46,166	$—	$—	$46,166
	$46,166	$—	$—	$46,166
Liabilities:
Convertible notes payable	$—	$—	$59,600	$59,600
2023 Warrant liability**	—	—	4,136	4,136
	$—	$—	$63,736	$63,736

**	The table includes warrants issued to obtain a line of credit amounting to $0.1 million as of December 31, 2024.
During the years ended December 31, 2025 and 2024, there were no transfers between levels.
The table below presents changes in the Company’s liabilities with significant unobservable inputs (Level 3 liabilities) during the years ended December 31, 2025 and 2024 (in thousands):

	Convertible notes payable	2023 Warrant liability*	2025 Warrant liability	Contingent tranche liability
Ending balance at December 31, 2023	$10,121	$953	$—	$361
Issuances	50,304	3,867	—	272
Adjustments to estimated fair value	(825)	(684)	—	5,027
Settlements	—	—	—	(5,660)
Ending balance at December 31, 2024	$59,600	$4,136	$—	$—
Issuances	13,100	—	1,388	500
Adjustments to estimated fair value	8,664	2,150	—	—
Settlements	(68,264)	—	—	—
Ending balance at December 31, 2025	$13,100	$6,286	$1,388	$500

*	As of both December 31, 2025 and 2024, the table includes warrants issued to obtain a line of credit amounting to $0.1 million.
Money Market Funds
U.S. government money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy.

Convertible Notes Payable, Warrant Liabilities and Contingent Tranche Liabilities
The convertible notes payable, warrant liabilities and contingent tranche liabilities (see Note 9) are measured at fair value using a Monte Carlo simulation model. After issuance at the Series B Preferred Stock price ($2.088) in November 2025, the 2023 Warrant liability (see Note 12) is measured at fair value using a Black-Scholes option pricing model. Both valuation models use significant unobservable Level 3 inputs and reflect management’s judgments about assumptions that market participants would use to determine a current transaction price.
The Company estimates the volatility of its common stock based on historical volatility of comparable companies. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the instruments valued. The expected life of the instruments is determined based on expected timing of potential conversion scenarios associated with the instruments through discussions with management. The dividend rate is based on the historical rate, which the Company anticipates will remain at zero. Significant increases or decreases in the selected discount rate, volatility, or other significant unobservable inputs could result in a significantly lower or higher fair value measurement. The Company evaluates these inputs at each reporting date based on market participant assumptions.
The Monte Carlo simulation valuation model includes key assumptions that project multiple potential future scenarios based on the Company’s stock price (common and preferred) valuations, the likelihood of various financing events (such as Qualified Public Offerings or changes of control), and the probability of the conversion scenarios include the fair value of the underlying common and preferred stock, estimated time to liquidity and the estimated probabilities of conversion scenarios. Additional key assumptions for the convertible notes payable, warrant liability and contingent tranche liability for which the number of underlying shares are not fixed or determinable as of the periods presented include:

	December 31,
	2025	2024
Risk-free interest rate	3.62% - 3.90%	4.16% - 4.28%
Expected dividend rate	0.00%	0.00%
Expected stock price volatility	48.00% - 94.00%	71.00% - 90.00%
Expected term (years)	0.25 - 2.00	0.28 - 0.98

For the year ended December 31, 2025, the key assumptions using the Black-Scholes option-pricing model included the following inputs for the 2023 Warrants and Letter Warrants. For the year ended December 31, 2024, the key assumptions using the Black-Scholes option-pricing model included the following inputs for the Letter Warrants:

	December 31,
	2025	2024
Risk-free interest rate	3.60% - 3.70%	4.09% - 4.58%
Expected dividend rate	0.00%	0.00%
Expected stock price volatility	85.90% - 95.00%	86.17% - 87.66%
Expected term (years)	1.00 - 2.00	9.92 - 10.00

4. Cash, Cash Equivalents and Restricted Cash
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the consolidated balance sheets to the same such amounts shown on the consolidated statements of cash flows (in thousands):

	December 31,
	2025	2024
Cash and cash equivalents	$24,147	$73,424
Restricted cash	2,029	2,098
	$26,176	$75,522

5. Prepaid Expenses and Other Current Assets
The following table summarizes the Company’s prepaid expenses and other current assets (in thousands):

	December 31,
	2025	2024
Prepaid research and development costs	$742	$2,276
Other prepaid expenses and other current assets	346	1,033
Prepaid software and subscription costs	120	238
	$1,208	$3,547

6. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	December 31,
	2025	2024
Leasehold improvements	$14,100	$14,100
Laboratory equipment	7,523	7,609
Furniture and fixtures	798	798
Computer equipment and software	250	244
	22,671	22,751
Less: Accumulated depreciation and amortization	(10,076)	(7,045)
	$12,595	$15,706

Depreciation and amortization expense for the years ended December 31, 2025 and 2024 was $3.2 million and $3.3 million, respectively. Depreciation and amortization expense is classified in both research and development expense and general and administrative expense within the consolidated statements of operations and comprehensive loss.
7. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2025	2024
Accrued research and development costs	$1,862	$3,020
Accrued employee compensation and benefits	1,414	2,924
Accrued professional services and other	431	362
	$3,707	$6,306

8. Collaboration Agreements
Janssen Pharmaceutica NV, 2022 Collaboration
In February 2022, the Company entered into an exclusive collaboration and license agreement with Janssen Pharmaceutica NV (“Janssen”), a Belgian pharmaceutical and research company, to discover small molecule compounds that modulate targets for the treatment of diseases and conditions in the fields of oncology and immunology (the “Janssen Agreement”). The parties entered into this agreement with the intention to utilize the Company’s proprietary drug discovery platform to identify compounds for collaboration targets. The Company received an upfront cash payment of $45.0 million upon execution of the agreement, and was eligible to receive additional development, regulatory, and sales-based milestone payments as well as tiered royalties upon the achievement of specific events. The Company received an additional $0.8 million as reimbursement for costs incurred as part of the collaboration related to a specific target that were subsequently reimbursed by Janssen.
The Company concluded that the Janssen Agreement was within the scope of ASC 606 (“ASC 606”), Revenue from Contracts with Customers, and not ASC 808, Collaborative Arrangements (“ASC 808”) because the relationship represents a vendor-customer relationship. The Company identified one combined performance obligation consisting of the license and research services, including related participation in joint governance activities and information-sharing obligations, as the promises were not distinct within the context of the contract.
As of December 31, 2025 and 2024, the Company determined that the total transaction price was $45.8 million, consisting of the non-refundable upfront payment received at contract inception as well as specific costs that were reimbursed by Janssen. The Company excluded milestone payments and royalties from the transaction price because the related amounts were constrained or otherwise not probable of achievement.
The transaction price was allocated to the single combined performance obligation of the license and research services. The Company’s expected costs relating to the project were the measure that best depicted the transfer of services to Janssen. The Company recognizes revenue in proportion to the actual incurred costs to date compared to the total budgeted costs expected to be incurred, a cost-to-cost input method. The Company recognized $1.0 million and $3.0 million of collaboration revenue for the years ended December 31, 2025 and 2024, respectively, all of which was derived from amounts included in deferred revenue at the beginning of each period. As of December 31, 2025, the Company recorded deferred revenue of $8.0 million within current liabilities and $28.8 million within non-current liabilities in the accompanying consolidated balance sheets. As of December 31, 2024, the Company recorded deferred revenue of $4.4 million within current liabilities and $33.4 million within non-current liabilities in the accompanying consolidated balance sheets. As of December 31, 2025, the license and research services related to the single combined performance obligation were expected to be performed over a remaining period of approximately three years.
As further discussed in Note 23, Subsequent Events, the Janssen Agreement was terminated in July 2026 following the formal notice that the targets would not be advanced further under the collaboration. As a result, the Company expects to recognize the remaining deferred revenue balance associated with the Janssen Agreement during the quarter ending September 30, 2026 and does not expect to recognize any additional collaboration revenue under the Janssen Agreement thereafter.
F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., Collaboration
In December 2023, the Company and F. Hoffmann-La Roche Ltd (“Roche”) entered into a research collaboration and license agreement (the “Roche Agreement”) for the discovery and development of small molecule therapeutics that modulate RNA processing using the REMaster drug discovery platform, pursuant to which the Company granted Roche: (a) an exclusive license under certain of our intellectual property rights to develop, manufacture, and commercialize compounds, any products containing such compounds and any companion diagnostics for such products for all fields of use worldwide, provided that such license excludes any rights to our platform technology; and (b) an exclusive license under any jointly developed intellectual property solely in conjunction with the development, manufacture or commercialization of such product. The Company is responsible for certain discovery and preclinical activities, and Roche will be responsible for development and commercialization of any licensed compounds and licensed products arising under each research program.
As consideration for the licenses granted under the Roche Agreement, Roche made an upfront payment of $30.0 million. The Company is also eligible to receive from Roche (a) preclinical, clinical, commercial and sales milestone payments of up to $1.0 billion and (b) tiered royalties.
The Company concluded that the arrangement is not within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”). The Company concluded that the relationship represents a vendor-customer relationship, and that ASC 606 is the appropriate accounting literature to apply. The Company identified the following promises under the arrangement: (1) research services through the lead optimization phase as defined by the research plan; (2) a non-exclusive license under the Remix research program IP to conduct the Roche research activities under such research program; (3) an exclusive worldwide program license, with the right to grant sublicenses, under the licensed intellectual property and the Company’s interest in the joint collaboration IP to research, develop, make, use, import, export, obtain regulatory approval, sell, offer to sell, commercialize and otherwise exploit any compound or product with respect to such program in the territory; (4) the Company’s participation in a Joint Research Committee (“JRC”), Joint Operation Team (“JOT”) and Joint Patent Coordination Team (“JPCT”); and (5) sharing of information on a quarterly basis to update the JRC. The Company determined that the listed promises were not distinct from each other in the contract. Roche is unable to benefit from the license individually, as it only serves for performance of Roche -designated research activities during the research term. The Company also concluded that the licensed intellectual property and the research and development activities were not distinct from each other because the research and development activities customize and significantly modify the underlying technology. The participation in the JRC, JOT, JPCT and sharing of information cannot be considered distinct, as the promises are highly interrelated with the research activities. As such, these promises are combined into a single performance obligation.
As of December 31, 2025 and 2024, the Company determined that the total transaction price is $42.0 million, which represents the $30.0 million non-refundable upfront payment, as well as $12.0 million in nomination milestone payments achieved in June 2024. The Company reviewed each preclinical and development milestone and concluded that none of the other milestones were deemed probable to be achieved. The commercial and sales milestones and royalties will be recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty or milestone payment has been allocated has been satisfied, and as such, will be excluded from the transaction price. The Company will continue to evaluate the probability of achievement of the specified milestones in the agreement and will adjust the estimate of overall transaction price, as necessary.
The transaction price was allocated to the single combined performance obligation. The Company’s expected costs relating to the project are the measure that best depicts the progress toward satisfaction of the performance obligation. The Company recognizes revenue in proportion to the actual incurred costs to date compared to the total budgeted costs expected to be incurred, a cost-to-cost input method. The Company recognized $2.3 million and $1.8 million as collaboration revenue in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company recorded deferred revenue of $6.4 million within current liabilities and $31.4 million within non-current liabilities in the accompanying consolidated balance sheets. As of December 31, 2024, the Company recorded deferred revenue of $2.6 million within current liabilities and $37.5 million within non-current liabilities in the accompanying consolidated balance sheets. The revenue related to the single combined performance obligation is recognized as the related research services are performed, which is expected to be over approximately three years as of December 31, 2025.
As the Company progresses towards satisfaction of the performance obligation under the Roche Agreement, the estimated costs associated with the remaining effort required to complete the performance obligation may change, as well as the estimated amount of variable consideration included in the transaction price, which may materially impact revenue recognition. The Company regularly evaluates and, when necessary, updates the costs associated with the remaining effort under the collaboration. Accordingly, revenue may fluctuate from period to period due to revisions to estimated costs, resulting in a change in the measure of progress. Such changes can also impact the allocation of deferred revenue between current and non-current based on changes in expected timing of the satisfaction of the performance obligation, but would have no impact on cash flows from operations.
9. Convertible Notes Payable, Warrant Liabilities and Contingent Tranche Liabilities
2023 Convertible Notes Payable
In December 2023, the Company entered into a convertible notes and warrant purchase agreement (the “2023 Notes Agreement”) with multiple investors according to which the Company agreed to issue and sell to the lenders convertible promissory notes (the “2023 Notes”) and warrants to purchase capital stock of the Company (the “2023 Warrants” as further described below). The 2023 Notes Agreement provided for multiple closings, including the initial closing of up to $25.0 million and the milestone closing of up to $40.1 million which was contingent upon achievement of certain development milestones relating to REM-422, prescribed by the 2023 Notes Agreement.
The initial closing commenced on December 22, 2023 and was completed on January 12, 2024. Through December 31, 2023, the Company issued $11.4 million aggregate principal amount of 2023 Notes, and issued the remaining $8.6 million aggregate principal amount of 2023 Notes, in January 2024. Total issuance costs were $0.2 million and $0.1 million in December 2023 and January 2024, respectively and expensed as incurred. In July 2024, upon achievement of the applicable milestone conditions, the Company completed the Milestone Closing and issued an additional $40.1 million aggregate principal amount of the 2023 Notes. The 2023 Notes accrued interest at an annual rate of 5.25% (with an effective interest rate of 5.32% through settlement in 2025, and during 2024).
The 2023 Notes were convertible into the conversion shares, as defined in the 2023 Notes Agreement, with the applicable class of shares and conversion price determined based on the conversion scenario. If the 2023 Notes were converted upon a next equity financing, which would result in gross proceeds of at least $50.0 million (“Qualified Financing”), all unpaid principal and accrued interest would be convertible into shares of preferred stock identical to the class of preferred stock issued in such financing at a conversion price equal to 80% of the lowest cash price per share paid by investors in the Qualified Financing. Upon an equity financing that did not constitute a Qualified Financing (a “Non-Qualified Financing”), all unpaid principal and accrued interest would automatically convert into shares of preferred stock identical to the class of preferred stock issued in such financing at a conversion price equal to 80% of the lowest cash price per share paid by investors in the Non-Qualified Financing. Upon conversion at maturity, upon certain corporate events, or upon an event of default, in each case as defined in the 2023 Notes Agreement, all unpaid principal and accrued interest would convert into shares of preferred stock at a conversion price of $2.0880 per share (“Series B Preferred Stock”).
The Company accounted for the 2023 Notes under the fair value method of accounting, with changes in fair value recorded in other income (expense) in the consolidated statements of operations and comprehensive loss at each reporting date. Therefore, no bifurcation of embedded features within the 2023 Notes was required. The fair value of the 2023 Notes as of December 31, 2024 was $59.6 million and was calculated using a Monte Carlo simulation (see Note 3).
On November 14, 2025, the Company entered into the first amendment to the 2023 Notes Agreement (the “2023 Notes First Amendment”). Pursuant to the 2023 Notes First Amendment, the lenders waived the Non-Qualified Financing conversion provisions applicable to the 2023 Notes, and the maturity date of the 2023 Notes was amended to the earlier of December 22, 2025 or immediately prior to the initial closing under the 2025 Notes Agreement, as defined below. The Company entered into the 2025 Notes Agreement on November 14, 2025, immediately following execution of the 2023 Notes First Amendment. As a result, the outstanding 2023 Notes converted into shares of Series B Preferred Stock immediately prior to the initial closing of the 2025 Notes. The fair value of the 2023 Notes immediately prior to conversion was $68.3 million. The total change in fair value of the 2023 Notes was $8.7 million and ($0.8) million for the years ended December 31, 2025 and 2024, respectively.
2023 Warrants
Each investor that participated in the 2023 Notes financing received a 2023 Warrant. The 2023 Warrants were exercisable for the class of preferred stock into which the related 2023 Notes convert, at a per share exercise price equal to the applicable Qualified Financing conversion price or Non-Qualified Financing conversion price. If the related 2023 Notes were repaid in cash or immediately available funds, the 2023 Warrants would become exercisable for shares of Series B Preferred Stock at an exercise price equal to the Series B original issue price of $2.0880 per share. Each 2023 Warrant had a contractual term of seven years, unless earlier terminated upon the closing of a corporate event, including a change in control, an initial public offering or a reverse merger, as defined in the 2023 Notes Agreement.
The Company concluded that the 2023 Warrants represent freestanding financial instruments and classified the 2023 Warrants as liabilities in accordance with ASC 480. Accordingly, the 2023 Warrants were initially recorded at fair value using a Monte Carlo simulation model (see Note 3) and remeasured at each reporting date, with changes in fair value recognized in other income (expense) in the consolidated statements of operations and comprehensive loss.
Upon execution of the 2023 Notes First Amendment, the outstanding 2023 Notes converted into shares of Series B Preferred Stock immediately prior to the initial closing of the 2025 Notes. In accordance with the terms of the related 2023 Warrants, following conversion of the corresponding 2023 Notes, the 2023 Warrants remained outstanding and became exercisable for the same conversion shares into which the corresponding 2023 Notes converted, which in this case were shares of Series B preferred stock, at the applicable exercise price. Accordingly, the 2023 Warrants did not terminate or convert into equity upon execution of the agreements but continued as warrants exercisable for Series B Preferred Stock, subject to termination in the event the holder became a non-participating investor under the 2025 Notes Agreement (described below). The fair value of the 2023 Warrants, including the Letter Warrants, as of December 31, 2025 and 2024 was $6.3 million and $4.1 million, respectively. The total change in fair value of the 2023 Warrants was $2.1 million and ($0.7) million for the years ended December 31, 2025 and 2024, respectively. The 2023 Warrants remain outstanding as of December 31, 2025.
2023 Milestone Tranche Liability
The 2023 Milestone Tranche Liability is a contingent tranche liability representing the Company’s obligation to issue an additional $40.1 million aggregate principal amount of 2023 Notes and the related 2023 Warrants upon achievement of specified milestone conditions. The Company determined that the contractual rights and obligations associated with the tranche represented a separate freestanding financial instrument and classified the related instrument as a liability under ASC 480. The liability was initially recorded at fair value using a Monte Carlo simulation model (see Note 3) and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in other income (expense) in the consolidated statements of operations and comprehensive loss. Upon the milestone closing in July 2024, the liability was settled.
2025 Convertible Notes Payable
On November 14, 2025, the Company entered into a convertible promissory note and warrant purchase agreement (the “2025 Notes Agreement”) with certain investors (a “Lender”, or the “Lenders”), pursuant to which the Company agreed to issue and sell convertible promissory notes (the “2025 Notes”) and warrants to purchase shares, as further described below. The 2025 Notes Agreement provides for multiple closings, including an initial tranche of up to $15.0 million (the “First Tranche Closing”) and a second tranche of up to $15.0 million, the funding of which is subject to approval by the Company’s Board based on specified conditions set forth in the 2025 Notes Agreement (the “Second Tranche Closing”). Through December 31, 2025, the Company issued $15.0 million aggregate principal amount of 2025 Notes. Total issuance costs of $0.3 million were expensed as incurred during 2025. The First Tranche Closing commenced on November 14, 2025 and was substantially completed as of December 31, 2025. A nominal amount of funding was received in January 2026 to close the first tranche. The Second Tranche Closing was completed in March 2026. The 2025 Notes mature on November 30, 2027 and bear interest at 8.00% per annum, which resulted in an effective interest rate of 8.00% for the year ended December 31, 2025.
The 2025 Notes are convertible into conversion shares, as defined in the 2025 Notes Agreement, with the applicable class of shares and conversion price determined based on the applicable conversion scenario. Upon a Qualified Financing, defined as the next equity financing resulting in gross proceeds of at least $50.0 million, all unpaid principal and accrued interest under the 2025 Notes automatically convert into shares of preferred stock identical to the class of preferred stock issued in such financing. Upon a Non-Qualified Financing, all unpaid principal and accrued interest under the 2025 Notes may convert into shares of preferred stock identical to the class of preferred stock issued in such financing. Upon conversion in connection with an initial public offering (“IPO”), non-traditional IPO or a special purpose acquisition company (“SPAC”) transaction, certain corporate events, or, for purposes of the related warrants, upon an event of default, in each case as defined in the 2025 Notes Agreement (a “Public Company Event”), the applicable conversion shares consist of shares of Series B Preferred Stock.
Under the terms of the 2025 Notes Agreement, if a Lender fails to fund its required commitment in either tranche, such Lender may be deemed a non-participating investor. In such event, all shares of preferred stock then held by such investor are subject to automatic conversion into common stock pursuant to the applicable special mandatory conversion provisions, and any applicable warrants held by such investor automatically terminate and cease to be exercisable. Any unfunded tranche amounts may be reallocated among participating Lenders in accordance with the terms of the 2025 Notes Agreement. Pursuant to the terms of the 2025 Notes Agreement, any 2023 Warrants previously issued to a non-participating investor automatically terminate and cease to be exercisable.
Upon a change of control, as defined in the 2025 Notes Agreement, each holder of the 2025 Notes was entitled to receive, upon consummation of such transaction, the greater of (i) a specified repayment amount or (ii) the amount such holder would have received assuming conversion of the 2025 Notes into shares of Series B Preferred Stock, in each case in accordance with the terms of the 2025 Notes Agreement. If the 2025 Notes remain outstanding at the maturity date and have not otherwise been converted or repaid, the Company is required to repay all unpaid principal and accrued interest, unless the requisite holders elect conversion in accordance with the 2025 Notes Agreement.
The applicable conversion price of the 2025 Notes varies depending on the conversion event. The conversion price for a Public Company Event, certain corporate events, event of default scenarios and certain maturity-related conversions is $2.0880 per share. The conversion price for a Qualified Financing is equal to 80% of the applicable cash price per share paid by investors in such financing, and the conversion price for a Non-Qualified Financing is equal to 80% of the applicable cash price per share paid by investors in such financing, in each case as defined in the 2025 Notes Agreement.
The Company elected the fair value option to account for the 2025 Notes, with changes in fair value recognized in other income (expense) in the consolidated statements of operations and comprehensive loss at each reporting date. As a result, separate accounting for embedded features within the 2025 Notes was not required. The fair value of the

2025 Notes at issuance was $13.1 million and was estimated using a Monte Carlo simulation. As a result of the issuance date of the 2025 Notes being in close proximity to December 31, 2025, the Company concluded that any change in fair value between the issuance date and December 31, 2025 was not material.
Second Tranche Closing
The Second Tranche Closing represented the Company’s obligation to issue an additional $15.0 million aggregate principal amount of 2025 Notes and the related 2025 Warrants upon satisfaction of the applicable second tranche closing conditions. Pursuant to the 2025 Notes Agreement, the Lenders’ obligations to purchase the 2025 Notes and related 2025 Warrants at the Second Tranche Closing were subject to the Company’s receipt, on or before May 31, 2027, of a funding request by the Board of Directors, including a majority of the directors designated by holders of preferred stock, after the Company’s aggregate cash balance fell below $15.0 million. The Company determined that the contractual rights and obligations to issue additional notes and warrants associated with the Second Tranche Closing represented a separate freestanding financial instrument and classified the related instrument as a liability in accordance with ASC 480. The liability was initially recorded at its fair value of $0.5 million, estimated using a Monte Carlo simulation model, and is presented as a contingent tranche liability on the consolidated balance sheets. Because the initial recognition date was in close proximity to December 31, 2025, the Company concluded that any change in fair value between the initial recognition date and December 31, 2025 was not material. The Second Tranche Closing was completed in March 2026, at which time the contingent tranche liability was settled. See Note 3 for information regarding the valuation methodology and significant assumptions.
2025 Warrants
Each investor participating in the 2025 Notes financing received a warrant (the “2025 Warrants”) with an aggregate exercise amount equal to 20% of the original principal amount of each related 2025 Note purchased. Pursuant to the terms of the 2025 Notes Agreement, each 2025 Warrant is exercisable for the same conversion shares into which the corresponding 2025 Note converts, at a per share exercise price equal to the applicable conversion price. In the event the corresponding 2025 Note converts in connection with a Public Company Event or at maturity, or is repaid in cash or immediately available funds, the related 2025 Warrant is exercisable for shares of Series B Preferred Stock at an exercise price equal to the Series B original issue price of $2.0880 per share. In addition, upon the occurrence of an event of default under the 2025 Notes Agreement, the conversion price for purposes of the 2025 Warrants is the Series B original issue price. Each 2025 Warrant has a contractual term of seven years, unless earlier terminated upon the closing of a corporate event, including a change in control, an initial public offering or a reverse merger, as defined in the 2025 Notes Agreement.
The Company concluded that the 2025 Warrants represent freestanding financial instruments and classified the 2025 Warrants as liabilities in accordance with ASC 480. Accordingly, the 2025 Warrants were initially recorded at fair value and are remeasured at each reporting date, with changes in fair value recognized in other income (expense) in the consolidated statements of operations and comprehensive loss. The fair value of the 2025 Warrant liability at issuance was $1.4 million using a Monte Carlo simulation model (see Note 3). As the issuance date of the 2025 Warrants was in close proximity to December 31, 2025, the Company concluded that any change in fair value between the issuance date and December 31, 2025 was not material.
10. Line of Credit
On October 10, 2024, the Company entered into the Loan and Security Agreement (the “Letter Agreement”) with the Banc of California (the “Bank”), pursuant to which the Bank agreed to provide the Company with a term loan facility of up to $40.0 million, subject to the terms and conditions of the agreement.
The Company could request, but was not required to draw upon, a term loan at any time from October 10, 2024 through December 31, 2025. In a scenario where certain funding requirements had been satisfied based on predetermined criteria in the Letter Agreement (the “Interest-Only Extension Milestone”), the availability date would have been automatically extended to June 30, 2026 (the “Availability End Date”).
Upon a drawdown by the Company, a total term loan not to exceed $40.0 million could have been issued in two tranches (each tranche a “Term Loan” and collectively the “Term Loans”). The first tranche would not exceed $35.0 million through the Availability End Date (“Tranche I”). The second tranche would not exceed $5.0 million upon achievement of the Tranche II milestone through the Availability End Date (“Tranche II”). The Tranche II

milestone was based on a predetermined development milestone, or the occurrence of the Interest-Only Extension Milestone. Interest would have accrued from the date of each Term Loan at a variable annual rate equal to the greater of the prime rate then in effect or 5.50% through the Availability End Date for the applicable Term Loans.
The Letter Agreement contained certain customary affirmative and negative covenants and events of default. The affirmative covenants include, among others, covenants requiring the Company to deliver certain financial reports, maintain insurance coverage and satisfy certain requirements regarding minimum balances within its bank accounts. The negative covenants include, among others, limitations on the Company’s ability to incur additional indebtedness, merge with other companies or consummate certain changes of control, acquire other companies or businesses, or enter into various specified transactions. Upon the occurrence of an event of default, subject to any specified cure periods, all amounts owed by the Company would begin to bear interest at a rate that is 5.00% above the rate effective immediately before the event of default and may be declared immediately due and payable by the Bank. The Company concurrently issued warrants to purchase 143,549 shares of Series B preferred stock in connection with the Line of Credit (the “Letter Warrants”). The Letter Warrants were issued as an additional incentive for the Bank and classified as a liability and recorded at fair value using a Black-Scholes option-pricing model (see Note 3) and remeasured at each reporting date.
Issuance costs and facility fees associated with the Letter Agreement totaled $0.2 million through the year ended December 31, 2024. The Company views costs associated with entering into a revolving Line of Credit arrangement as costs incurred in exchange for access to capital. Therefore, these costs are capitalized as a deferred asset in other assets and amortized on a straight-line basis within other income (expense) in the consolidated statements of operations and comprehensive loss, over the access period of the Line of Credit. The issuance costs were fully amortized as of December 31, 2025.
The Company did not draw upon the Line of Credit as of December 31, 2025, and the Letter Agreement subsequently expired with the Bank (see Note 23). There were no other material accounting considerations associated with the expiration of the Letter Agreement. The Letter Warrants issued upon execution of the Letter Agreement remain outstanding and were initially recorded at fair value upon issuance, and will be remeasured at each reporting date with changes in fair value recorded in the consolidated statement of operations and comprehensive loss (see Note 12).
11. One-Time Employee Termination Benefits
On July 22, 2025, the Company announced the implementation of a strategic restructuring and reprioritization plan (the “2025 Restructuring”). As part of this restructuring, the Company incurred restructuring charges of approximately $0.9 million, primarily related to severance and employee benefit costs. These costs totaled less than $0.1 million in general and administrative expenses and $0.8 million in research and development expenses in the consolidated statements of operations and comprehensive loss. The Company paid all associated benefit expenses in cash during the year ended December 31, 2025. The 2025 Restructuring was completed as of December 31, 2025.
12. Warrants
The Company has issued warrants in connection with the 2023 Notes (see Note 9), as well as its credit arrangements, which are classified as liabilities and measured at fair value at each reporting date.
Each investor that participated in the 2023 Notes financing received a 2023 Warrant. The 2023 Warrants were not exercisable for a fixed number of shares until the conversion of the 2023 Notes. Upon conversion of the 2023 Notes into shares of Series B Preferred Stock on November 14, 2025, with approval of the Board, the 2023 Warrants became exercisable for an aggregate of 5,756,672 shares of Series B Preferred Stock at a share price of $2.088 (see Note 9).
In October 2024, the Company issued 143,549 Letter Warrants as an additional incentive to the Bank providing the Line of Credit at a share price of $2.088 (see Note 10). The fair value of the Letter Warrants was $0.1 million as of December 31, 2025 and 2024 (see Note 3). The balance of the Letter Warrants was included as a component of other liabilities as of December 31, 2024, and included as a component of 2023 Warrants and Letter Warrant liability as of December 31, 2025.
In connection with the 2025 Notes financing, the Company issued warrants to lenders that purchased 2025 Notes. Each 2025 Warrant has an aggregate exercise amount equal to 20% of the original principal amount of the related 2025 Note. The 2025 Warrants are exercisable for the same conversion shares into which the corresponding 2025

Notes convert, at a per share exercise price equal to the applicable conversion price. As of December 31, 2025, the number of shares underlying the 2025 Warrants was not fixed or determinable because the 2025 Notes may convert at different prices depending on the applicable conversion event. Accordingly, the 2025 Warrants are excluded from the warrant roll forward below (see Note 9).
In December 2025, upon the First Tranche Closing of the 2025 Notes, certain Lenders did not fund their principal amounts (“Tranche Default”). As a result of the Tranche Default, their respective 2023 Warrants, totaling 2,957 shares, were cancelled.
The following table summarizes the activity for the 2023 Warrants classified as liabilities for which the number of underlying shares was fixed or determinable as of the periods presented:

2023 Warrant shares
Outstanding at December 31, 2023	—
Issuances	143,549
Outstanding at December 31, 2024	143,549
Underlying shares became determinable	5,756,672
Cancellations	(2,957)
Outstanding at December 31, 2025	5,897,264

The Company accounts for the warrants as liabilities and remeasures them to fair value at each reporting date, with changes in fair value recognized in other income (expense), net. See Note 3 for information regarding the valuation methodology and significant assumptions used to estimate the fair value of the warrant liabilities.
13. Convertible Preferred Stock
The Company has issued Series Seed preferred stock (the “Series Seed Preferred Stock”), Series A preferred stock (the “Series A Preferred Stock”) and Series B preferred stock (the “Series B Preferred Stock”), collectively referred to as Preferred Stock.
In March 2020, the Company entered into a Series Seed preferred stock financing for 16,907,958 shares, raising approximately $11.0 million at $0.9463 per share, in conjunction with previously issued convertible notes of $5.0 million. In connection with the financing, the investors received customary rights including registration rights, pro rata participation rights in future financings, information and inspection rights for major investors, and call options. In September 2020, the Company authorized the issuance of an additional 1,056,747 shares of Series Seed Preferred Stock, raising approximately $1.0 million at $0.9463 per share. In connection with the financing, the investors received customary rights including registration rights, pro rata participation rights in future financings, information and inspection rights for major investors, and call options.
In September 2020, the Company entered into a Series A Preferred Stock Purchase Agreement (“Series A Agreement”) authorizing the issuance of Series A Preferred Stock at $1.8982 per share. Through the initial closing and two subsequent tranches (January and November 2021), the Company issued a total of 35,714,365 shares for aggregate gross proceeds of $67.8 million.
The second tranche right of the Series A Preferred Stock met the definition of a freestanding financial instrument and was recorded as a $5.2 million liability at inception. The obligation was remeasured through settlement in November 2021, with the $5.2 million decrease in fair value recognized as other income. Proceeds in excess of fair value of $4.5 million were recorded as a capital contribution to additional paid-in capital. In December 2025, upon the First Tranche Closing of the 2025 Notes, certain Lenders incurred a Tranche Default by failing to fund their principal amounts. As a result, 52,682 shares of their Series A Preferred Stock were converted to common stock on a one-for-one basis (see Note 9).
In March 2022, the Company entered into a Series B Preferred Stock Purchase Agreement (“Series B Agreement”) with investors by authorizing the issuance of shares of Series B Preferred Stock at a price of $2.0880 per share in two separate tranches. In connection with the initial issuance of Series B Preferred Stock, the Company had the obligation to sell additional shares of Series B Preferred Stock at a price of $2.0880 per share. Upon execution of the Series B Agreement in March 2022, the first tranche closed and the Company issued 16,762,450 shares of Series B Preferred Stock for gross cash proceeds of $35.0 million.

In January 2023, the Company issued 16,762,454 shares of Series B Preferred Stock in the second tranche closing of the Series B Agreement for gross proceeds of $35.0 million. Proceeds in excess of fair value of $6.1 million were recorded as a capital contribution to additional paid-in capital.
In November 2025, in connection with the amended maturity and conversion of the 2023 Notes (see Note 9), the Board authorized an increase of 36,785,803 shares to the Series B preferred stock pool and issued 31,029,131 shares of Series B Preferred Stock upon conversion. In December 2025, certain Lenders incurred a Tranche Default upon the First Tranche Closing of the 2025 Notes by failing to fund their principal amounts. As a result (see Note 9), 44,158 shares of their Series B Preferred Stock were converted to common stock on a one-for-one basis.
Preferred stock consisted of the following (in thousands, except share amounts):

	December 31, 2025
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed Preferred Stock	17,964,705	17,964,705	$16,700	$17,000	17,964,705
Series A Preferred Stock	35,714,365	35,661,683	57,856	67,693	35,661,683
Series B Preferred Stock	70,454,256	64,509,877	126,309	134,697	64,509,877
	124,133,326	118,136,265	$200,865	$219,390	118,136,265

	December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed Preferred Stock	17,964,705	17,964,705	$16,700	$17,000	17,964,705
Series A Preferred Stock	35,714,365	35,714,365	57,956	67,793	35,714,365
Series B Preferred Stock	33,668,453	33,524,904	58,137	70,000	33,524,904
	87,347,523	87,203,974	$132,793	$154,793	87,203,974

The rights and privileges of the preferred stock are as follows:
Voting
The holders of preferred stock are entitled to vote on any matters brought before stockholders and shall have the number of votes equal to the number of shares of common stock into which such shares of preferred stock are convertible.
Dividends
The holders of preferred stock are entitled to an 8% non-cumulative dividend. Dividends are payable only when, as, and if declared by the Board. Through December 31, 2025 and 2024, no dividends have been declared.
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the preferred stock then outstanding shall be entitled to receive, in preference to all common stockholders, the greater of: (i) an amount per share equal to the preferred stock original issue price for each respective series, plus any dividends declared but unpaid thereon or (ii) the amount that would be received if the preferred stock was converted into common stock just prior to the liquidation event.
Unless the holders of the majority of the outstanding shares of preferred stock, voting together as a single class, elected otherwise, a “Deemed Liquidation Event” includes: (i) a merger or consolidation (other than one in which stockholders of the Company owning a majority by voting power of the outstanding shares of the Company prior to the merger or consolidation continue to own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), or (ii) a sale, lease, transfer, exclusive license, or other disposition by the Company of all or substantially all assets, taken as a whole.

Conversion
Each share of preferred stock is convertible into shares of common stock at the option of the holder at any time after the date of issuance. The number of shares of common stock to be issued in the event of a conversion is determined by dividing the original issuance price for each respective series by the applicable conversion price at the time of conversion. The conversion price for each of the Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock are $0.9463, $1.8982 and $2.0880 per share, respectively. The preferred stock automatically converts into common stock upon the earlier of (i) the closing of an initial public offering of the Company’s common stock resulting in net proceeds of at least $75.0 million or (ii) upon the election by the holders of at least two-thirds of the voting power of the then outstanding shares of preferred stock. The Company’s preferred stock is expected to convert into shares of common stock as described above as part of the reverse merger, as discussed in Note 23, Subsequent Events.
Redemption
The preferred stock is not subject to redemption. The preferred stockholders only have redemption rights in the event of a deemed liquidation, as defined above, which is not within the control of the Company and therefore the preferred stock is classified outside of permanent equity.
14. Common Stock
As of December 31, 2025, the Company had 162,000,000 shares of $0.0001 par value common stock authorized with 7,811,834 shares issued and outstanding. As of December 31, 2024, the Company had 116,000,000 shares of $0.0001 par value common stock authorized with 7,626,774 shares issued and outstanding.
The Company had reserved the following shares of common stock for the potential conversion of preferred stock, the exercise of outstanding stock options and the future issuance of awards available for grant under the Company’s 2019 Remix Therapeutics Stock Incentive Plan, as amended from time to time (the “2019 Plan”):

	December 31,
	2025	2024
Shares reserved for the conversion of authorized Series Seed Preferred Stock	17,964,705	17,964,705
Shares reserved for the conversion of authorized Series A Preferred Stock	35,714,365	35,714,365
Shares reserved for the conversion of authorized Series B Preferred Stock*	70,454,256	33,668,453
Common stock options available for grant under the 2019 Plan	4,553,047	781,486
Common stock options outstanding under the 2019 Plan	16,928,609	19,083,279
	145,614,982	107,212,288

*	Includes shares of 2023 Warrants and Letter Warrants as of December 31, 2025, and Letter Warrants as of December 31, 2024
Voting
The holders of shares of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written action in lieu of meetings; there is no cumulative voting.
Liquidation
After payment to the holders of shares of preferred stock of their liquidation preferences, the remaining assets of the Company are distributed to the holders of common stock.
15. Stock-Based Compensation
2019 Stock Incentive Plan
In July 2019, the Board adopted the 2019 Plan. Under terms of the 2019 Plan, incentive stock options (“ISOs”) may be granted to employees of the Company and nonqualified stock options, or restricted stock awards may be granted to directors, consultants, employees, and officers of the Company. The exercise price of ISOs cannot be less than the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board, typically over four years, with the first 25% vesting on the first anniversary of the vesting commencement date and the remainder vesting in 12 equal quarterly installments and expire not more than ten years from the date of grant.
From 2021 through 2023, the Company amended the 2019 Plan on multiple occasions to increase the number of shares of common stock reserved for issuance thereunder from 8,144,063 to 20,265,036 shares.
In March 2024, the 2019 Plan was amended to increase the number of shares of common stock reserved for issuance under the 2019 Plan from 20,265,036 shares to 21,991,539 shares.
In January 2025, the 2019 Plan was amended to increase the number of shares of common stock reserved for issuance under the 2019 Plan from 21,991,539 shares to 23,696,650 shares. As of December 31, 2025, there were 4,553,047 shares remaining available for future grants under the 2019 Plan.
Performance-Based Stock Options
In July 2022, the Company’s Board granted options to purchase common stock to an employee that will commence vesting upon the achievement of certain financing and research and developmental milestones and once achieved, generally vest monthly over 36 months (the “Performance Awards”). The Company issued Performance Awards for the purchase of 442,488 shares of common stock with an exercise price of $0.70 per share, which had an aggregate fair value at date of grant of $0.3 million.
The Company determined that the performance conditions associated with these awards were achieved during the years ended December 31, 2024 and 2023. Stock-based compensation expense of less than $0.1 million was recognized for each of the years ended December 31, 2025 and 2024 related to these awards.
In February 2025, the Board granted options to purchase common stock to an employee that will commence vesting upon the achievement of certain financing criteria (the “2025 Performance Awards”). The 2025 Performance Awards have an exercise price of $1.17 per share, which had an aggregate fair value at date of grant of $0.4 million. Once achieved, the 492,023 shares of granted options will vest monthly over 48 months. As of December 31, 2025, the Company determined that the 2025 Performance Awards criteria had not been met, and as such no expense was recognized.
Stock Option Activity
The following table summarizes the Company’s stock option activity:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at December 31, 2024	19,083,279	$0.69	7.34	$9,066
Granted	2,306,497	$1.17
Exercised	(88,220)	$0.56
Forfeited or canceled	(4,372,947)	$0.75
Outstanding at December 31, 2025	16,928,609	$0.75	5.94	$7,179
Vested and expected to vest at December 31, 2025	16,436,586	$0.73	5.84	$7,179
Exercisable at December 31, 2025	13,572,909	$0.67	5.30	$6,724

The weighted-average grant-date fair value of the stock options granted during the years ended December 31, 2025 and 2024 amounted to $0.85 per share and $0.72 per share, respectively.
The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The total intrinsic value of stock options exercised during the years ended December 31, 2025 and 2024 amounted to less than $0.1 million.

Stock Option Valuation
The assumptions used to value stock options granted using the Black-Scholes option-pricing model were as follows:

	Year Ended December 31,
	2025	2024
Risk-free interest rate	3.86% - 4.52%	3.70% - 4.69%
Expected dividend rate	0.00%	0.00%
Expected stock price volatility	83.83% - 86.10%	78.46% - 79.59%
Expected term (years)	5.0 - 6.1	5.9 - 6.1

Stock-Based Compensation Expense
Total stock-based compensation expense recorded for employees, directors, non-employees and founders for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Year Ended December 31,
	2025	2024
General and administrative expense	$1,252	$1,170
Research and development expense	799	1,165
	$2,051	$2,335

As of December 31, 2025, the total unrecognized stock-based compensation balance for unvested options was $2.0 million, which is expected to be recognized over 1.6 years.
16. Income Taxes
For financial reporting purposes, loss before income taxes for the year ended December 31, 2025 and 2024 includes the following components (in thousands):

	Year Ended December 31,
	2025	2024
Domestic	$(73,887)	$(69,089)
Foreign	—	—
	$(73,887)	$(69,089)

The significant components of the provision for income tax expense attributable to income from continuing operations for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Year Ended December 31,
	2025	2024
Current:
Federal	$(199)	$21
State	17	29
Total Current (Provision) Benefit	(182)	50
Deferred:
Federal	—	—
State	—	—
Total Deferred Provision	—	—
Total (Provision) Benefit	$(182)	$50

A reconciliation of the federal statutory income tax rate to the effective rate for the year ended December 31, 2025 is as follows (in thousands, except percentages):

	December 31, 2025
U.S. Federal statutory income tax (benefit)	$(15,516)	21.0%
Domestic federal
Tax credits
R&D credit	(726)	1.0
Nontaxable or nondeductible items
Preferred revaluation	2,271	(3.3)
Other	143	(0.2)
Changes in valuation allowance	13,629	(18.2)
Other reconciling items
Domestic state
State income taxes, net of federal effect	17	0.0
Foreign Tax effects	—
Total	$(182)	0.2%

A reconciliation of the federal statutory income tax rate to the effective rate for the year ended December 31, 2024 is as follows (in thousands, except percentages):

December 31, 2024
Federal statutory income tax rate	21.0%
Changes from statutory rate:
State taxes, net of federal benefit	7.4
Tax credits	3.1
Share-based compensation	(0.5)
Change in valuation allowance	(29.9)
Preferred Revaluation	(1.1)
Other adjustments	(0.1)
Effective income tax rate	(0.1)%

The Company accounts for income taxes under ASC 740, Income Taxes (“ASC 740”). The Company’s loss before income taxes consists solely of a domestic loss. The state jurisdiction that contributes to the majority (greater than 50%) of the tax effect in this category is Massachusetts.
Income tax refunds received were all at the federal level and totaled $0.2 million for the year ended December 31, 2025. No refunds were received nor taxes paid for the year ended December 31, 2024.
Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryovers and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$30,135	$9,260
Capitalized research and development expenses	24,677	31,464
Deferred revenue	20,383	18,516
Lease liability	6,398	6,969
Research and development tax credit carryforwards	12,001	8,613
Accruals and reserves	518	775
Stock options	712	545
Total deferred tax assets	94,824	76,142

	December 31,
	2025	2024
Deferred tax liabilities:
Right-of-use asset	(4,087)	(4,363)
Property and equipment	(1,725)	(2,066)
Other deferred tax liabilities	(1)	(1)
Total deferred tax liabilities	(5,813)	(6,430)
Valuation allowance	(89,011)	(69,712)
Net deferred tax assets	$—	$—

In determining the need for a valuation allowance, the Company has given consideration to its cumulative book income and loss positions. The Company has assessed the available means of recovering deferred tax assets, including the ability to carryback net operating losses, the existence of reversing taxable temporary differences, the availability of tax planning strategies and forecasted future taxable income. As of December 31, 2025, the Company maintains a full valuation allowance against its net deferred tax assets. A valuation allowance of $89.0 million and $69.7 million was recorded as of December 31, 2025 and 2024, respectively. The valuation allowance increased primarily as a result of tax credits and net operating losses generated.
As of December 31, 2025, the Company had U.S. federal net operating loss carryforwards of approximately $124.8 million. U.S. federal net operating loss carryforwards generated in the tax years beginning after December 31, 2017 do not expire. All of the Company’s net operating losses were generated in 2019 and after. As such, all of the U.S. federal net operating losses have an indefinite life carryforward.
As of December 31, 2025, the Company had state net operating loss carryforwards of approximately $62.0 million that expire at various dates through 2039. As of December 31, 2025, the Company had U.S. federal credit carryforwards of approximately $7.1 million that expire at various dates through 2044. As of December 31, 2025, the Company had U.S. state tax credit carryforwards of approximately $6.2 million that expire at various dates through 2036.
Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as net operating losses and research tax credits, to offset its post-change income and taxes may be limited. In general, an ownership change generally occurs if there is a cumulative change in ownership by 5% stockholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company has experienced an ownership change in the past and may experience ownership changes in the future as a result of future transactions in its share capital, some of which may be outside the control of the Company. As a result, if the Company earns net taxable income, its ability to use its pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes is subject to significant limitations.
The Company accounted for uncertain tax positions using a more likely than not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on an annual basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. For the years ended December 31, 2025, and 2024, there were no accrued interest or penalties in the consolidated statements of operations.
The Company is subject to taxation only for federal and state purposes. At December 31, 2025, the Company is subject to examination by these taxing authorities for all years since its 2019 incorporation.
On July 4, 2025, the One Big Beautiful Bill (“OB3”) was enacted. As a result of the tax law changes under OB3, the requirements for capitalization of research and development expenditures changed. The impact of the changes under OB3 are reflected in the Company’s tax provision.

17. Leases
100 Forge
In May 2021, the Company became a party to a ten-year, non-cancellable lease for a 43,417 square foot laboratory and office facility in Watertown, Massachusetts with the term commencing in May 2022. The lease agreement provides for escalating monthly rental payments, and a tenant improvement allowance up to a maximum of $195 per square foot of rentable area in the premises, which amounts to a maximum of $8.5 million in improvement allowances, based on the 43,417 rental square feet leased to the Company.
The Company has the option to extend the lease for an additional term of five years. The Company is not reasonably certain that it will exercise this renewal option and it is, therefore, not included in the measurement of the lease. The lease does not include any restrictions or covenants that had to be accounted for under the lease guidance. In accordance with the lease agreement, the Company has obtained a letter of credit in the amount of $2.0 million, which is included in the non-current restricted cash balance within the consolidated balance sheets as of December 31, 2025 and 2024.
Summary of Lease Costs Recognized
The following tables contain a summary of the lease costs recognized under ASC 842 and other information pertaining to the Company’s operating leases for the years ended December 31, 2025 and 2024. Variable lease expense relates primarily to office lease common area maintenance and property taxes, which is expensed as incurred, and is excluded from the calculation of lease liabilities and right-of-use assets.
The components of lease cost under ASC 842 were as follows (in thousands):

	Year Ended December 31,
	2025	2024
Operating lease cost	$3,569	$3,575
Variable lease cost	1,672	1,724
	$ 5,241	$ 5,299

Supplemental disclosure of information related to leases was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$4,284	$4,159
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$—
Weighted-average remaining lease term—operating leases (in years)	7.01	8.01
Weighted-average discount rate—operating leases	10.50%	10.50%

Future lease payments for non-cancellable operating leases and a reconciliation to the carrying amount of the operating lease liabilities presented on the consolidated balance sheet as of December 31, 2025 were as follows (in thousands):

Year Ending December 31:
2026	$4,412
2027	4,545
2028	4,681
2029	4,821
2030	4,966
Thereafter	10,383
Total undiscounted lease liabilities	33,808
Less: interest	(10,390)
Present value of lease liabilities	$23,418

18. Commitments and Contingencies
Legal Proceedings
In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation, as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal costs associated with these matters are expensed when incurred. As of December 31, 2025 and 2024, the Company was not a party to any legal proceedings.
Indemnification Agreements
In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2025 and 2024, no amounts have been accrued related to such indemnification provisions.
Other Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing and other services. These contracts generally provide for termination upon notice and are cancelable without significant penalty or payment, and do not contain any minimum purchase commitments.
19. Related Parties
The Company has multiple investors affiliated with members of the Company’s Board of Directors who are deemed to be related parties. During the years ended December 31, 2025 and 2024, the Company entered into or was party to the following transactions with related parties.
In December 2023, the Company entered into the 2023 Notes Agreement with multiple investors, including existing related party investors (see Note 9). In July 2024, the milestone tranche closing of $40.1 million was funded entirely by existing related party investors. As of December 31, 2024, the fair value of the 2023 Notes was $59.6 million and is reflected in the notes payable line on the consolidated balance sheets. In November 2025, the outstanding 2023 Notes converted into Series B Preferred Stock pursuant to their contractual terms, resulting in the issuance of 31,029,131 shares to related party investors, and the Company entered into the 2025 Notes Agreement exclusively with existing related party investors (see Note 9). During the year ended December 31, 2025, the Company received $15.0 million in proceeds from related parties under the 2025 Notes Agreement, as allocated to the convertible notes payable, warrant liability and contingent tranche liability lines on the consolidated balance sheets.
In connection with the 2023 Notes Agreement and 2025 Notes Agreement, the Company issued warrants to related party investors exercisable for shares equal to 20% of the principal amount of each note purchased. The fair value of warrants held by related party investors was $7.6 million and $2.8 million as of December 31, 2025 and 2024, respectively, and are reflected on the respective warrant liability lines on the consolidated balance sheets.
For the years ended December 31, 2025 and 2024, the Company received $15.0 million and $31.9 million, respectively, in cash proceeds from related parties in connection with the convertible promissory note financings. There were no other amounts due to or from related parties as of December 31, 2025 and 2024.

20. Net Loss per Share
Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2025	2024
Numerator:
Net loss attributable to common stockholders	$(73,705)	$(69,139)
Denominator:
Weighted-average common shares outstanding, basic and diluted	7,700,621	7,611,340
Net loss per share attributable to common stockholders, basic and diluted	$(9.57)	$(9.08)

The following table sets forth the number of shares underlying instruments outstanding at the end of the reporting period that have potential dilutive impacts but have been excluded from the calculation of net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

	Year Ended December 31,
	2025	2024
Convertible preferred stock (as converted to common stock)	118,136,265	87,203,974
Stock options to purchase common stock	16,928,609	19,083,279
Warrants issued in relation to a line of credit	143,549	143,549
Warrants issued in relation to 2023 convertible promissory notes payable	5,753,715	—

The Company also had certain other financial instruments outstanding as of December 31, 2025 which could obligate the Company to issue shares of common stock upon the occurrence of various future events at prices and in amounts that are not determinable until the occurrence of those future events.
For the year ended December 31, 2025, these instruments included convertible promissory notes and warrants issued as part of the 2025 Notes Agreement (see Note 9). As the necessary conditions for the conversion or exercise of these instruments had not been satisfied as of December 31, 2025, the Company has excluded these instruments from the table above.
21. Retirement Plan
The Company sponsors a defined contribution plan covering substantially all its employees who meet certain eligibility requirements. The Company matches 50% up to 6% of employee contributions. The Company, at the discretion of the Board, may make contributions to the plan. During the years ended December 31, 2025 and 2024, the Company made matching contributions of $0.3 million and $0.4 million, respectively.
22. Segment Information
The Company’s CODM, its CEO, regularly reviews consolidated net loss and significant income and expense categories and compares to the budget when evaluating the Company’s financial performance. The significant expense categories and amounts regularly provided to the CODM and included in consolidated net loss are presented in the table below. The CODM allocates resources based on the Company’s available cash resources and forecasted expenditures on a consolidated basis. Segment information regularly provided to the CODM is consistent with that reported on the consolidated balance sheets, with particular emphasis on the Company’s available liquidity, including its cash and cash equivalents balances. The accounting policies of the single reportable segment are identical to those described in Note 2, Summary of Significant Accounting Policies.
As of December 31, 2025 and 2024, all of the Company’s long-lived assets are located in the U.S., and the Company’s collaboration revenue was attributed to Switzerland for Roche and to the U.S. for Janssen (see Note 8). As of the termination of the Janssen Agreement in July 2026, all collaboration revenue is expected to be derived in Switzerland (see Note 23).

The following table presents certain financial data for the Company’s reportable segment (in thousands):

	Year Ended December 31,
	2025	2024
Collaboration revenue	$3,310	$4,827
Research and development expenses:
Personnel costs	13,321	14,902
MYB program	20,095	18,877
Other preclinical programs	9,983	13,948
Facilities, laboratory supplies and other	9,194	10,765
General and administrative expenses:
Personnel costs	5,142	5,001
Facilities, laboratory supplies and other	9,914	10,151
Other segment items*	9,366	322
Net loss and comprehensive loss	$(73,705)	$(69,139)

*
Other segment items consist of other expense, net, and income tax benefit (expense). Other expense primarily consists of the change in fair value of convertible notes payable, warrant liabilities and contingent tranche liabilities partially offset by interest income.

23. Subsequent Events
For its consolidated financial statements as of and for the year ended December 31, 2025, the Company evaluated subsequent events through July 21, 2026, the date on which those financial statements were issued.
Expiration of Line of Credit
In January 2026, the Letter Agreement with the Bank was formally terminated relating to the Line of Credit with the Bank. The termination created an additional collateral balance of $0.4 million required by the Bank for the letter of credit associated with the Company’s lease agreement. The transfer of the new letter of credit balance was completed in January 2026.
Issuance of Additional Convertible Promissory Notes and Warrants
In March 2026, the Company received an additional $15.0 million in proceeds from the Second Tranche Closing related to the 2025 Notes Agreement (see Note 9). Each investor participating in the 2025 Notes financing received a warrant with an aggregate exercise amount equal to 20% of the original principal amount of each related 2025 Note purchased.
Proposed Merger and Concurrent Financing
On June 24, 2026, Remix entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Passage Bio, Inc. (“Passage Bio”) and Peregrine Merger Sub, Inc., a wholly owned subsidiary of Passage Bio (“Merger Sub”). Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Remix, with Remix continuing as a wholly owned subsidiary of Passage Bio and the surviving corporation of the merger (the “Merger”). In connection with the Merger, Passage Bio will change its name to “Remix Therapeutics, Inc.” Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each then outstanding share of Remix’s common stock (including shares of common stock issued upon conversion of Remix’s preferred stock, shares of Remix’s common stock issued upon conversion of Remix’s convertible notes and warrants and shares of Remix’s common stock issued in the Concurrent Financing described below) will be converted into the right to receive a number of shares of Passage Bio’s common stock calculated in accordance with the Merger Agreement. The combined company is expected to be led by Remix’s management team and will focus on developing small molecule therapeutics to modulate RNA processing and address the underlying drivers of disease.
Concurrently with entering into the Merger Agreement, Remix entered into (i) a subscription agreement (the “Subscription Agreement”) for the sale of shares of Remix common stock for an aggregate purchase price of approximately $70.0 million and (ii) a convertible promissory note purchase agreement (the “2026

Note Agreement”) for the sale of approximately $30.0 million aggregate principal amount of convertible notes (the “2026 Notes”) that will convert into shares of Remix common stock based on the same aggregate equity value of Remix being used in the Merger. The sale of common stock pursuant to the Subscription Agreement and the issuance of the 2026 Notes pursuant to the 2026 Note Agreement are expected to result in aggregate gross proceeds to Remix of approximately $100.0 million (the “Concurrent Financing”). The issuance of Remix common stock pursuant to the Subscription Agreement and the conversion of the 2026 Notes into shares of Remix common stock are contingent on and will occur immediately prior to the Effective Time. Shares of Remix common stock issued in the Concurrent Financing will be converted into shares of Passage Bio common stock at the Effective Time in accordance with the terms of the Merger Agreement.
The Merger is expected to close in the fourth quarter of 2026 and is subject to approval by the stockholders of Remix and Passage Bio as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. Under certain circumstances, the Company could be required to pay Passage Bio a termination fee of $17.5 million, and Passage Bio could be required to pay the Company a termination fee of $1.5 million.
In June 2026, the Company received $30.0 million in proceeds from the 2026 Notes related to the 2026 Notes Agreement. The notes remained outstanding as of the issuance date, and conversion is contingent upon merger closing.
Termination of the Janssen Agreement
On July 1, 2026, Janssen gave notice of termination of the Janssen Agreement, which will be effective on August 30, 2026. Remix will have no further obligations under the Janssen Agreement upon its termination. Accordingly, the Company expects to recognize the remaining deferred revenue balance associated with the Janssen Agreement during the period ending September 30, 2026. The Company will not recognize any additional collaboration revenue under the Janssen Agreement after recognition of the remaining deferred revenue balance.

REMIX THERAPEUTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$39,449	$24,147
Prepaid expenses and other current assets	3,194	1,208
Total current assets	42,643	25,355
Restricted cash	2,402	2,029
Operating lease right-of-use assets	14,383	14,959
Property and equipment, net	10,917	12,595
Other non-current assets	1,272	1,431
Total assets	$71,617	$56,369
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,287	$3,383
Accrued expenses and other current liabilities	8,172	3,707
Operating lease liability, current portion	1,861	1,682
Deferred revenue, current portion	23,004	14,464
2026 Notes payable (includes $16,000 and $0 from related parties)	30,000	—
Total current liabilities	66,324	23,236
2025 Notes payable, related party	36,900	13,100
2023 Warrants and Letter Warrant liability (includes $1,150 and $6,170 from related parties)	1,179	6,286
2025 Warrant liability, related party	1,988	1,388
Contingent tranche liability, related party	—	500
Operating lease liability, net of current portion	20,559	21,736
Deferred revenue, net of current portion	49,289	60,143
Total liabilities	176,239	126,389
Commitments and contingencies (Note 16)
Convertible preferred stock (Series Seed, A and B), $0.0001 par value;
124,133,326 shares authorized at both June 30, 2026 and December 31, 2025; 118,136,265 shares issued and outstanding at both June 30, 2026 and December 31, 2025; aggregate liquidation preference of $219,390 at both June 30, 2026 and December 31, 2025	200,865	200,865
Stockholders’ deficit:
Common stock, $0.0001 par value; 162,000,000 shares authorized at both June 30, 2026 and December 31, 2025; 7,833,976 and 7,811,834 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	1	1
Additional paid-in capital	21,956	21,110
Accumulated deficit	(327,444)	(291,996)
Total stockholders’ deficit	(305,487)	(270,885)
Total liabilities, convertible preferred stock and stockholders’ deficit	$71,617	$56,369

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

REMIX THERAPEUTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(in thousands)

	Six Months Ended June 30,
	2026	2025
Collaboration revenue	$2,314	$1,475
Operating expenses:
Research and development	25,043	30,987
General and administrative	9,122	8,567
Total operating expenses	34,165	39,554
Loss from operations	(31,851)	(38,079)
Other (expense) income:
Change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, related party	(3,793)	(3,330)
Interest income	211	916
Other expense, net	(2)	(17)
Total other expense, net	(3,584)	(2,431)
Loss before income taxes	(35,435)	(40,510)
Income tax expense	13	22
Net loss and comprehensive loss	$(35,448)	$(40,532)
Net loss per share of common stock, basic and diluted	$(4.53)	$(5.28)
Weighted-average common shares outstanding, basic and diluted	7,829,075	7,675,976

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

REMIX THERAPEUTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share amounts)

	Series Seed, A and B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2025	118,136,265	$200,865	7,811,834	$1	$21,110	$(291,996)	$(270,885)
Net loss	—	—	—	—	—	(35,448)	(35,448)
Stock-based compensation expense	—	—	—	—	833	—	833
Exercise of stock options	—	—	22,142	—	13	—	13
Balance at June 30, 2026	118,136,265	$200,865	7,833,976	$1	$21,956	$(327,444)	$(305,487)

	Series Seed, A and B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2024	87,203,974	$132,793	7,626,774	$1	$18,818	$(218,291)	$(199,472)
Net loss	—	—	—	—	—	(40,532)	(40,532)
Stock-based compensation expense	—	—	—	—	1,251	—	1,251
Exercise of stock options	—	—	87,344	—	49	—	49
Balance at June 30, 2025	87,203,974	$132,793	7,714,118	$1	$20,118	$(258,823)	$(238,704)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

REMIX THERAPEUTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(35,448)	$(40,532)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,395	1,608
Stock-based compensation expense	833	1,251
Change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability, related party	3,793	3,330
Non-cash issuance expense	—	138
Loss on disposal and sale of property and equipment	238	5
Changes in operating assets and liabilities:
Accounts receivable	—	353
Prepaid expenses and other assets	(1,827)	741
Accounts payable	3	(2,073)
Accrued expenses and other current liabilities	5,008	(140)
Operating lease liabilities	(422)	(714)
Deferred revenue	(2,314)	(1,474)
Net cash used in operating activities	(28,741)	(37,507)
Cash flows from investing activities:
Purchases of property and equipment	(6)	(36)
Proceeds from sales of property and equipment	51	—
Net cash provided by (used in) investing activities	45	(36)
Cash flows from financing activities:
Issuance costs related to convertible notes payable	(642)	—
Proceeds from issuance of convertible notes payable	45,000	—
Proceeds from exercise of stock options	13	49
Net cash provided by financing activities	44,371	49
Net increase (decrease) in cash, cash equivalents and restricted cash	15,675	(37,494)
Cash, cash equivalents and restricted cash, beginning of period	26,176	75,522
Cash, cash equivalents and restricted cash, end of period	$41,851	$38,028
Supplemental disclosures of non-cash information:
Non-cash offering costs accrued but not yet paid	$1,498	$—
Income tax refund received	(60)	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business, Organization and Liquidity
Remix Therapeutics, Inc. (together with its consolidated subsidiary, the “Company”) is focused on developing small molecule therapeutics to modulate ribonucleic acid (“RNA”) processing and address the underlying drivers of disease. The Company was incorporated in July 2019 under the laws of the State of Delaware and is located in Massachusetts.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.
Proposed Merger and Concurrent Financing
On June 24, 2026, Remix entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Passage Bio, Inc. (“Passage Bio”) and Peregrine Merger Sub, Inc., a wholly owned subsidiary of Passage Bio (“Merger Sub”). On September 2, 2026, the parties entered into an amended and restated agreement and plan of merger, (the “Merger Agreement” or the “Amended and Restated Merger Agreement”), pursuant to which, among other matters, Peregrine Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Passage Bio (“Merger Sub”), will merge with and into Remix, with the Remix surviving as a wholly owned subsidiary of Passage Bio (the “First Merger”), and immediately following thereof, Remix will merge with and into Peregrine Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Passage Bio (“Merger Sub II”), with Merger Sub II surviving as a wholly owned subsidiary of Passage Bio ( the “Second Merger” and, together with the First Merger, the “Mergers”). In connection with the Mergers, Passage Bio will change its name to Remix Therapeutics, Inc. (together with its subsidiaries following the Mergers, the “combined company”).
In connection with the Mergers, Passage Bio will change its name to “Remix Therapeutics, Inc.” Subject to the terms and conditions of the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each then outstanding share of Remix’s common stock (including shares of common stock issued upon conversion of Remix’s preferred stock, shares of Remix’s common stock issued upon conversion of Remix’s convertible notes and warrants and shares of Remix’s common stock issued in the Concurrent Financing described below) will be converted into the right to receive a number of shares of Passage Bio’s common stock and pre-funded warrants (as discussed below in conjunction with the Exchange Agreements) calculated in accordance with the Merger Agreement. The combined company is expected to be led by Remix’s management team and will focus on developing small molecule therapeutics to modulate RNA processing and address the underlying drivers of disease.
Concurrently with entering into the Original Merger Agreement, Remix entered into a subscription agreement on June 24, 2026, with certain investors (the “Original Subscription Agreement”), which was subsequently amended and restated on September 2, 2026 (the “Subscription Agreement”), concurrent with entering into the Merger Agreement. The Subscription Agreement provides for the purchase of approximately $70.0 million of Remix common stock and/or pre-funded warrants to purchase Remix common stock immediately prior to the closing of the Merger. Also concurrent with entering into the Original Merger Agreement, Remix consummated the issuance and sale of approximately $30.0 million aggregate principal amount of convertible promissory notes pursuant to a convertible promissory note purchase agreement (the “2026 Notes Agreement” and such notes, the “2026 Notes”).
The Subscription Agreement amended the Original Subscription Agreement so that the approximately $70.0 million investment could be satisfied through the issuance of Remix common stock and/or pre-funded warrants to purchase Remix common stock. Separately, pursuant to exchange agreements entered into with certain holders of the 2026 Notes, such holders may receive pre-funded warrants to purchase Remix common stock in lieu of Remix common stock upon conversion of the applicable portion of their 2026 Notes. Immediately prior to the effective time of the Merger, the 2026 Notes will convert into Remix common stock or Remix pre-funded warrants, as applicable. In

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
connection with the Merger, the Remix common stock issued upon conversion of the 2026 Notes will convert into the right to receive Passage Bio common stock, while the Remix pre-funded warrants will convert into warrants to purchase Passage Bio common stock.
The sale of common stock and pre-funded warrants pursuant to the Subscription Agreement and the issuance of the 2026 Notes pursuant to the 2026 Notes Agreement are expected to result in aggregate gross proceeds to Remix of approximately $100.0 million (the “Concurrent Financing”). In June 2026, the Company received $30.0 million in proceeds from the 2026 Notes related to the 2026 Notes Agreement (see Note 8). The issuance of Remix common stock and pre-funded warrants pursuant to the Subscription Agreement and the conversion of the 2026 Notes into shares of Remix common stock are contingent on and will occur immediately prior to the Effective Time. Shares of Remix common stock and pre-funded warrants issued in the Concurrent Financing will be converted into shares of Passage Bio common stock at the Effective Time in accordance with the terms of the Merger Agreement.
Concurrently with entering into the Merger Agreement on September 2, 2026, certain holders of Remix common stock, preferred stock, convertible notes and warrants entered into exchange agreements with Remix to exchange certain shares of Remix common stock, preferred stock, convertible notes and warrants for pre-funded warrants to purchase Remix common stock (the “Exchange Agreements”). Following the Mergers, the pre-funded warrants issued pursuant to the Exchange Agreements will represent the right, upon exercise, to purchase Passage Bio common stock.
The Mergers are expected to close in the fourth quarter of 2026 and is subject to approval by the stockholders of Remix and Passage Bio as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. Under certain circumstances, the Company could be required to pay Passage Bio a termination fee of $17.5 million, and Passage Bio could be required to pay the Company a termination fee of $1.5 million if the Mergers are not completed.
Going Concern
The accompanying unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The Company has incurred recurring operating losses and negative cash flows from operations since its inception and has an accumulated deficit. Net losses totaled $35.4 million and $40.5 million for the six months ended June 30, 2026 and 2025, respectively, and cash flows used in operations totaled $28.7 million and $37.5 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, the Company had an accumulated deficit of $327.4 million. The Company expects to continue to incur significant operating losses and negative cash flows from operations for the foreseeable future until such time, if ever, it generates a level of revenue that is sufficient to support its cost structure. The Company has limited capital resources and expects that its cash and cash equivalents, including amounts received from issuances of convertible promissory notes, will not be sufficient to fund its operating expenses, capital expenditure requirements and obligations, for the twelve months following the date the unaudited condensed consolidated financial statements are issued. As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year from the date that the unaudited condensed consolidated financial statements are issued.
Management’s plans to obtain additional funding include (1) a reverse merger and concurrent private placement in public equity (“PIPE”) financing of approximately $70.0 million, (2) financing alternatives (e.g., equity financing, royalty arrangements, business development financing, etc.), or (3) both. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. If the Company is unable to obtain financing, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. As a result, the Company has concluded that management’s plans do not alleviate the substantial doubt about the Company’s ability to continue as a going concern.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
These unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
2. Summary of Significant Accounting Policies
Basis of Presentation
These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Any reference in these notes to applicable guidance refers to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of Remix Therapeutics, Inc. and its wholly owned subsidiary, Remix Securities Corporation. All intercompany transactions and balances have been eliminated in consolidation.
Unaudited Condensed Consolidated Financial Statements
These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the Company’s financial position as of June 30, 2026 and its results of operations and cash flows for the six months ended June 30, 2026 and 2025. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these unaudited condensed consolidated financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2025. There have been no material changes to the Company’s significant accounting policies from those described therein.
Use of Estimates
The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. The Company bases its estimates on historical experience, known trends, and various other assumptions that are believed to be reasonable under the circumstances. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.
Convertible Promissory Notes Payable
As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company elects to account for its convertible promissory notes (the “convertible notes payable”), which meet the required criteria, at fair value at inception and at each subsequent reporting date. Subsequent changes in fair value are recorded as a component of non-operating loss in other (expense) income in the unaudited condensed consolidated statements of operations and comprehensive loss. As a result of electing the fair value option, direct costs and fees related to the convertible notes payable are expensed as incurred. The Company elected as an accounting policy to not present interest expense separately from changes in the fair value of the convertible notes payable. The proceeds from the sale of the convertible notes payable were allocated to the identified freestanding instruments, including warrants and contingent tranches, based on their fair value at inception (see Note 8).

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Warrant Liabilities
The Company classifies warrants as liabilities when they are contingently redeemable outside of the Company’s control or otherwise do not meet the criteria for equity classification under ASC 480-10, Distinguishing Liabilities from Equity (“ASC 480-10”) or ASC 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”). Warrant liabilities are recorded at fair value at inception and remeasured at each reporting date, with changes in fair value recognized in other (expense) income on the unaudited condensed consolidated statements of operations and comprehensive loss. The Company estimates the fair value of its warrant liabilities using a Monte Carlo simulation model for warrants issued in connection with the convertible promissory notes and the Black-Scholes pricing model for warrants when the number of underlying shares is fixed or determinable (see Note 3 and Note 10).
Contingent Tranche Liabilities
The Company determined that its obligations to issue, and the Company’s investors’ rights to purchase, additional convertible promissory notes and warrants pursuant to a milestone closing or the satisfaction of other specified tranche closing conditions (see Note 8) represent freestanding financial instruments (the “contingent tranche liabilities”). The contingent tranche liabilities are initially recorded at fair value using valuation models that incorporate significant unobservable inputs and are remeasured at fair value at each reporting date and upon settlement, exercise, or expiration of the related obligations.
Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company’s revenues consist of collaboration agreements under which it licenses intellectual property and provides research and development services (see Note 7). For ongoing arrangements, revenue is recognized using a cost-to-cost input method over the performance period, which best depicts the transfer of services to the customer. Variable consideration, including development milestones, is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. Upfront payments received prior to the satisfaction of performance obligations are recorded as deferred revenue, classified as current or non-current based on expected timing of recognition. When a collaboration agreement is terminated and the remaining performance obligations are extinguished, any remaining deferred revenue balance is recognized in full in the period of termination. There have been no material changes to the Company’s revenue recognition policies from those described in the Company’s annual financial statements for the year ended December 31, 2025.
Deferred Issuance Costs
The Company capitalizes direct and incremental costs incurred in connection with the anticipated issuance of equity securities, including legal, advisory, and other third-party costs directly attributable to specific transactions. These costs are deferred and recorded as an asset on the unaudited condensed consolidated balance sheets until the related equity transaction is consummated, at which time they are reclassified as a reduction of the proceeds received and recorded within additional paid-in capital. If the equity transaction is abandoned, or if it is determined that the transaction is no longer probable of closing, previously deferred issuance costs are expensed immediately within the unaudited condensed consolidated statement of operations.
As of June 30, 2026, the Company had $1.5 million in deferred issuance costs related to a proposed private placement in public equity (“PIPE”) transaction within prepaid expenses and other current assets. Deferred issuance costs consists of legal, financial advisory, and other professional fees incurred in connection with the anticipated closing.
Recently Adopted Accounting Pronouncements
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, which refines the scope of derivative accounting for certain contracts with underlying terms based on operations or activities specific to one of the parties to the

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
contract and clarifies the accounting for share-based noncash consideration received from a customer in a revenue contract. ASU 2025-07 is effective for the Company beginning in fiscal year 2027, including interim periods within that fiscal year. Early adoption is permitted. The Company early adopted ASU 2025-07 as of January 1, 2026 using the prospective method. The adoption did not have a material impact on the Company’s unaudited condensed consolidated balance sheets or statements of operations and comprehensive loss. The Company considered the guidance in ASU 2025-07 in connection with its evaluation of certain financial instruments issued or converted in connection with the Mergers and Concurrent Financing.
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which amends the guidance for determining the accounting acquirer in certain transactions involving the acquisition of a variable interest entity that meets the definition of a business. ASU 2025-03 requires an entity to consider the factors in ASC 805-10-55-12 through 55-15 in determining which entity is the accounting acquirer when a legal acquiree is a variable interest entity and the transaction is not primarily effected by transferring cash or other assets or by incurring liabilities. ASU 2025-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company adopted ASU 2025-03 as of January 1, 2026 in connection with its evaluation of the accounting acquirer in the Mergers. The adoption did not have a material impact on the Company’s unaudited condensed consolidated balance sheets or statements of operations and comprehensive loss but was considered in determining that Remix is the accounting acquirer for accounting purposes.
In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or a debt extinguishment. The Company adopted ASU 2024-04 on January 1, 2026. The adoption did not have a material impact on the Company’s unaudited condensed consolidated balance sheets or statements of operations and comprehensive loss.
Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses, to require more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.
3. Fair Value Measurements
The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$31,461	$—	$—	$31,461
	$31,461	$—	$—	$31,461
Liabilities:
2026 Notes payable	$—	$—	$30,000	$30,000
2025 Notes payable	—	—	36,900	36,900

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2026
	Level 1	Level 2	Level 3	Total
2023 Warrant liability*	—	—	1,179	1,179
2025 Warrant liability	—	—	1,988	1,988
	$—	$—	$70,067	$70,067

*	The table includes warrants issued to obtain a line of credit amounting to less than $0.1 million as of June 30, 2026.

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$15,433	$—	$—	$15,433
	$15,433	$—	$—	$15,433
Liabilities:
2025 Notes payable	$—	$—	$13,100	$13,100
2023 Warrant liability*	—	—	6,286	6,286
2025 Warrant liability	—	—	1,388	1,388
Contingent tranche liability	—	—	500	500
	$—	$—	$21,274	$21,274

*	The table includes warrants issued to obtain a line of credit amounting to $0.1 million as of December 31, 2025.
During the six months ended June 30, 2026 and 2025, there were no transfers between levels.
The table below presents changes in the Company’s liabilities with significant unobservable inputs (Level 3 liabilities) during the six months ended June 30, 2026 and 2025 (in thousands):

	2026 Notes payable	2025 Notes payable	2023 Warrant liability*	2025 Warrant liability	Contingent tranche liability
Balance at December 31, 2025	$—	$13,100	$6,286	$1,388	$500
Issuances	30,000	13,500	—	1,500	—
Adjustments to estimated fair value	—	10,300	(5,107)	(900)	—
Settlements	—	—	—	—	(500)
Balance at June 30, 2026	$30,000	$36,900	$1,179	$1,988	$—

	2025 Notes payable	2023 Warrant liability*
Balance at December 31, 2024	$59,600	$4,136
Adjustments to estimated fair value	4,050	(720)
Balance at June 30, 2025	$63,650	$3,416

*	As of June 30, 2026 and 2025, the table includes warrants issued to obtain a line of credit amounting to less than $0.1 million and $0.1 million, respectively.
Money Market Funds
U.S. government money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy.
Convertible Notes Payable, Warrant Liabilities and Contingent Tranche Liabilities
The convertible notes payable, warrant liabilities and contingent tranche liabilities (see Note 8) are measured at fair value using a Monte Carlo simulation model. After issuance at the Series B preferred stock price ($2.0880) in

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
November 2025, the 2023 Warrant liability (see Note 10) is measured at fair value using a Black-Scholes option pricing model. Both valuation models use significant unobservable Level 3 inputs and reflect management’s judgments about assumptions that market participants would use to determine a current transaction price.
The Company estimates the volatility of its common stock based on historical volatility of comparable companies. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the instruments valued. The expected life of the instruments is determined based on expected timing of potential conversion scenarios associated with the instruments through discussions with management. The dividend rate is based on the historical rate, which the Company anticipates will remain at zero. Significant increases or decreases in the selected discount rate, volatility, or other significant unobservable inputs could result in a significantly lower or higher fair value measurement. The Company evaluates these inputs at each reporting date based on market participant assumptions.
The Monte Carlo simulation valuation model includes key assumptions that project multiple potential future scenarios based on the Company’s stock price valuations (common and preferred), the likelihood of various financing events, including but not limited to a Qualified Financing or a public company event, and the probability of the conversion scenarios which include the fair value of the underlying common and preferred stock and estimated time to liquidity. Additional key assumptions for the convertible notes payable, warrant liability and contingent tranche liability for which the number of underlying shares are not fixed or determinable as of the periods presented include:

	June 30, 2026	December 31, 2025
Risk-free interest rate	3.90% - 4.10%	3.62% - 3.90%
Expected dividend rate	0.00%	0.00%
Expected stock price volatility	84.00% - 94.00%	48.00% - 94.00%
Expected term (years)	0.34 - 1.66	0.25 - 2.00

The Black-Scholes option-pricing model is used when the number of underlying shares is fixed or determinable as of the periods presented, which applied to the 2023 Warrants and Letter Warrants (both defined below) as of both June 30, 2026 and December 31, 2025. The key assumptions for both periods included the following inputs:

	June 30, 2026	December 31, 2025
Risk-free interest rate	3.90% - 4.10%	3.60% - 3.70%
Expected dividend rate	0.00%	0.00%
Expected stock price volatility	57.00% - 91.40%	85.90% - 95.00%
Expected term (years)	0.34 - 2.00	1.00 - 2.00

4. Cash, Cash Equivalents and Restricted Cash
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the unaudited condensed consolidated balance sheets to the amounts presented in the unaudited condensed consolidated statements of cash flows (in thousands):

	June 30, 2026	December 31, 2025	June 30, 2025	December 31, 2024
Cash and cash equivalents	$39,449	$24,147	$35,930	$73,424
Restricted cash	2,402	2,029	2,098	2,098
	$41,851	$26,176	$38,028	$75,522

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
5. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Leasehold improvements	$14,100	$14,100
Laboratory equipment	7,238	7,523
Furniture and fixtures	798	798
Computer equipment and software	250	250
	22,386	22,671
Less: Accumulated depreciation and amortization	(11,469)	(10,076)
	$10,917	$12,595

Depreciation and amortization expense for the six months ended June 30, 2026 and 2025 was $1.4 million and $1.6 million, respectively. Depreciation and amortization expense is classified in both research and development expense and general and administrative expense within the unaudited condensed consolidated statements of operations and comprehensive loss.
6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Accrued research and development costs	$3,919	$1,862
Accrued employee compensation and benefits	1,439	1,414
Accrued professional services	2,814	431
	$8,172	$3,707

7. Collaboration Agreements
The Company’s collaboration revenue is generated from license and research collaboration arrangements. The following disclosures summarize material interim activity and contract balances. Additional information about the Company’s collaboration agreements is included in the audited financial statements for the year ended December 31, 2025.
Janssen Pharmaceutica NV, 2022 Collaboration
In February 2022, the Company and Janssen Pharmaceutica NV (“Janssen”), a Belgian pharmaceutical and research company, entered into an exclusive collaboration and license agreement to discover small molecule compounds that modulate targets for the treatment of diseases and conditions in the fields of oncology and immunology (the “Janssen Agreement”). The Company received a non-refundable upfront payment of $45.0 million upon execution of the agreement, which represented the initial transaction price. The Company received an additional $0.8 million as reimbursement for costs incurred as part of the collaboration related to a specific target. The promises under the arrangement, including research services, licenses, and joint committee participation, are not distinct from one another and are therefore combined into a single performance obligation. Revenue is recognized over the performance period using a cost-to-cost input method. The Company excludes milestone payments and royalties from the transaction price because the related amounts are constrained or otherwise not probable of achievement.
For the six months ended June 30, 2026 and 2025, the Company recognized $0.8 million and $0.4 million of collaboration revenue, respectively, all of which was derived from amounts included in deferred revenue at the beginning of the respective period. As of June 30, 2026, the Company had deferred revenue related to the

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Janssen Agreement of $11.8 million within current liabilities and $24.2 million within non-current liabilities in the accompanying unaudited condensed consolidated balance sheets. As of December 31, 2025, the Company had deferred revenue related to the Janssen Agreement of $8.0 million within current liabilities and $28.8 million within non-current liabilities in the consolidated balance sheets.
As further discussed in Note 21, Subsequent Events, the Janssen Agreement was terminated in July 2026 following the determination by both parties that the targets would not be advanced further under the collaboration. As a result, the Company expects to recognize the remaining deferred revenue balance associated with the Janssen Agreement during the quarter ending September 30, 2026 and does not expect to recognize any additional collaboration revenue under the Janssen Agreement thereafter.
F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., Collaboration
In December 2023, the Company and F. Hoffmann-La Roche Ltd (“Roche”) entered into a research collaboration and license agreement (the “Roche Agreement”) for the discovery and development of small molecule therapeutics that modulate RNA processing using the REMaster drug discovery platform. As of June 30, 2026 and December 31, 2025, the transaction price was $42.0 million, consisting of a $30.0 million upfront payment received in January 2024 and $12.0 million in nomination milestone payments achieved in June 2024. The promises under the arrangement were not distinct from one another and were therefore combined into a single performance obligation. Revenue is recognized over the performance period using a cost-to-cost input method. The Company will continue to evaluate the probability of achievement of the remaining specified milestones at each reporting date and will adjust the estimate of the transaction price as necessary.
The Company recognized $1.5 million and $1.1 million of collaboration revenue under the Roche Agreement for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, the Company recorded deferred revenue related to the Roche Agreement of $11.2 million within current liabilities and $25.1 million within non-current liabilities in the accompanying unaudited condensed consolidated balance sheets. As of December 31, 2025, the Company recorded deferred revenue related to the Roche Agreement of $6.4 million within current liabilities and $31.4 million within non-current liabilities in the consolidated balance sheets. The revenue related to the single combined performance obligation is expected to be recognized over approximately three years as of June 30, 2026.
8. Convertible Notes Payable, Warrant Liabilities and Contingent Tranche Liabilities
2023 Convertible Notes Payable
In December 2023, the Company entered into the 2023 Notes Agreement, pursuant to which it issued $65.1 million aggregate principal amount of convertible promissory notes (the “2023 Notes”) in multiple tranches, bearing interest at 5.25% per annum. The 2023 Notes were convertible into shares of preferred stock at varying prices depending on the conversion scenario, as fully described in the Company’s audited financial statements for the year ended December 31, 2025.
The 2023 Notes were convertible into conversion shares, as defined in the 2023 Notes Agreement, with the applicable class of shares and conversion price determined based on the conversion scenario. If the 2023 Notes were converted upon a next equity financing resulting in gross proceeds of at least $50.0 million (“Qualified Financing”), all unpaid principal and accrued interest would be convertible into shares of preferred stock identical to the class of preferred stock issued in such financing at a conversion price equal to 80% of the lowest cash price per share paid by investors in the Qualified Financing.
The Company accounted for the 2023 Notes under the fair value method of accounting, with changes in fair value recorded in other (expense) income in the unaudited condensed consolidated statements of operations and comprehensive loss at each reporting date.
On November 14, 2025, the Company entered into the first amendment to the 2023 Notes Agreement. As a result, the 2023 Notes converted into 31,029,131 shares of Series B preferred stock in November 2025. The fair value of the 2023 Notes immediately prior to conversion was $68.3 million.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2023 Warrants
In connection with the 2023 Notes Agreement, the Company issued warrants to purchase capital stock of the Company (the “2023 Warrants”) with an aggregate exercise amount equal to 20% of the principal amount of each note purchased. The 2023 Warrants are classified as liabilities under ASC 480 and remeasured at each reporting date with changes in fair value recognized in other (expense) income. Following conversion of the 2023 Notes in November 2025, the 2023 Warrants remained outstanding and became exercisable for shares of Series B preferred stock at $2.0880 per share, subject to termination if the holder became a non-participating investor under the 2025 Notes Agreement, as defined below. The 2023 Warrants remain outstanding as of June 30, 2026. See Note 3 and Note 10 for current period fair value information and warrant activity, respectively, and the Company’s audited financial statements for the year ended December 31, 2025 for a complete description of the 2023 Warrants.
2025 Convertible Notes Payable
On November 14, 2025, the Company entered into a Convertible Promissory Note and Warrant Purchase Agreement (the “2025 Notes Agreement”) with certain investors (a “Lender”, or the “Lenders”), pursuant to which the Company agreed to issue and sell convertible promissory notes (the “2025 Notes”) and warrants to purchase shares of the Company’s common stock, as further described below. The 2025 Notes Agreement provides for multiple closings, including an initial tranche of up to $15.0 million (the “First Tranche Closing”) and a second tranche of up to $15.0 million, the funding of which was subject to approval by the Company’s Board based on specified conditions set forth in the 2025 Notes Agreement (the “Second Tranche Closing”). Through December 31, 2025, the Company issued $15.0 million aggregate principal amount of 2025 Notes, less issuance costs of $0.3 million. The First Tranche Closing commenced on November 14, 2025 and was substantially completed as of December 31, 2025. A nominal amount of funding was received in January 2026 to close the first tranche. The Second Tranche Closing of $15.0 million was completed in March 2026. The 2025 Notes mature on November 30, 2027, and bear interest at 8.00% per annum, which resulted in an effective interest rate of 8.00% for the six months ended June 30, 2026.
The 2025 Notes are convertible into conversion shares, as defined in the 2025 Notes Agreement, with the applicable class of shares and conversion price determined based on the applicable conversion scenario. If a Lender fails to fund its required tranche commitment and is deemed a non-participating investor, its preferred stock is subject to mandatory conversion to common stock and its warrants (including any 2023 Warrants) automatically terminate. Upon a change of control, holders are entitled to the greater of a specified repayment amount or the value assuming conversion into Series B preferred stock. The conversion price is $2.0880 per share for a public company-related event, certain corporate events, event of default, or maturity-related conversion, and 80% of the applicable cash price per share in a Qualified or non-Qualified Financing. See the Company’s audited financial statements for the year ended December 31, 2025 for a complete description of the 2025 Notes conversion terms.
The Company elected the fair value option to account for the 2025 Notes, with changes in fair value recognized in other (expense) income in the unaudited condensed consolidated statements of operations and comprehensive loss at each reporting date. As a result, separate accounting for embedded features within the 2025 Notes was not required. The fair value of the 2025 Notes at issuance was $13.1 million and was estimated using a Monte Carlo simulation. Because the issuance date of the 2025 Notes was in close proximity to December 31, 2025, the Company concluded that any change in fair value between the issuance date and December 31, 2025 was not material.
On June 24, 2026, the Company entered into the first amendment to the 2025 Notes Agreement in connection with the 2026 Notes Agreement. This amendment was entered into in connection with a proposed reverse merger between the Company and Passage Bio, Inc. (“Passage”), pursuant to an Agreement and Plan of Merger, dated June 24, 2026, under a reverse recapitalization in which Remix is the accounting acquirer. The amendment modified the 2025 Notes to provide that, if a private placement in public equity offering (“PIPE Offering” is consummated prior to maturity, the outstanding amounts under the 2025 Notes will automatically convert, concurrently with the PIPE Offering, into shares of Remix common stock, and also aligned their priority and seniority with the 2026 Notes, with all effects reflected in fair value. This amendment also aligned their priority and seniority with the 2026 Notes, with all effects reflected in the fair value of the 2025 Notes. The 2025 Notes were previously accounted for under the fair value option and will continue to be valued with the same methodology.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Second Tranche Closing
The Second Tranche Closing represented the Company’s obligation to issue an additional $15.0 million aggregate principal amount of 2025 Notes and the related 2025 Warrants upon satisfaction of the applicable second tranche closing conditions. Pursuant to the 2025 Notes Agreement, the Lenders’ obligations to purchase the 2025 Notes and related 2025 Warrants at the Second Tranche Closing were subject to the Company’s receipt, on or before May 31, 2027, of a funding request by the Board of Directors, including a majority of the directors designated by holders of preferred stock after the Company’s aggregate cash balance fell below $15.0 million. The Company determined that the contractual rights and obligations to issue additional notes and warrants associated with the Second Tranche Closing represented a separate freestanding financial instrument and classified the related instrument as a liability in accordance with ASC 480. The liability was initially recorded at its fair value of $0.5 million, estimated using a Monte Carlo simulation model, and was presented as a contingent tranche liability on the consolidated balance sheets as of December 31, 2025. The Second Tranche Closing was completed in March 2026, at which time the contingent tranche liability was settled. See Note 3 for information regarding the valuation methodology and significant assumptions.
2025 Warrants
Each investor participating in the 2025 Notes financing received a warrant (the “2025 Warrants”) with an aggregate exercise amount equal to 20% of the original principal amount of each related 2025 Note purchased. Pursuant to the terms of the 2025 Notes Agreement, each 2025 Warrant is exercisable for the same conversion shares into which the corresponding 2025 Note converts, at a per share exercise price equal to the applicable conversion price. In the event the corresponding 2025 Notes convert in connection with a public company-related event or at maturity or are repaid in cash or immediately available funds, the related 2025 Warrants are exercisable for shares of Series B preferred stock at an exercise price equal to the Series B original issue price of $2.0880 per share. In addition, upon the occurrence of an event of default under the 2025 Notes Agreement, the conversion price for purposes of the 2025 Warrants is the Series B original issue price. Each 2025 Warrant has a contractual term of seven years, unless earlier terminated upon the closing of a corporate event, including a change in control, an initial public offering or a reverse merger, as defined in the 2025 Notes Agreement.
The Company concluded that the 2025 Warrants represent freestanding financial instruments and classified the 2025 Warrants as liabilities in accordance with ASC 480. Accordingly, the 2025 Warrants were initially recorded at fair value and are remeasured at each reporting date, with changes in fair value recognized in other (expense) income in the unaudited condensed consolidated statements of operations and comprehensive loss. The fair value of the 2025 Warrants at issuance of $1.4 million was determined using a Monte Carlo simulation model. As the issuance date of the 2025 Warrants was in close proximity to December 31, 2025, the Company concluded that any change in fair value between the issuance date and December 31, 2025 was not material.
With consideration given to the first amendment to the 2025 Notes Agreement entered into on June 24, 2026, the 2025 Warrants remain freestanding liability-classified instruments measured at fair value through earnings. Any amendment-related changes to the underlying shares or exercise price are reflected in their fair value and do not change their classification.
2026 Convertible Notes Payable
On June 24, 2026, the Company entered into the 2026 Notes Agreement, a Convertible Promissory Note Purchase Agreement with certain investors pursuant to which the Company agreed to issue and sell convertible promissory notes with an aggregate principal amount of $30.0 million. The closing occurred on June 29, 2026. The 2026 Notes bear simple interest at 8.00% per annum and mature on June 29, 2027, unless earlier converted or settled in accordance with their terms. The 2026 Notes are pari passu with the 2025 Notes in right of payment and remedies and, together with the 2025 Notes, are senior to the Company’s other indebtedness, except for unsecured trade debt incurred in the ordinary course of business. The 2026 Notes may not be prepaid, except in connection with a change of control, without the consent of holders representing a majority of their outstanding principal amount.
The outstanding principal and accrued interest of the 2026 Notes convert automatically upon a Qualified Financing, public company-related event, PIPE Offering or, unless otherwise elected by the requisite holders, at maturity.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Holders may elect to convert in a non-Qualified Financing. In a Qualified or non-Qualified Financing, the conversion price is 80% of the lowest cash price per share paid by investors in the applicable financing. In a public company-related event or conversion at maturity, the 2026 Notes convert into Series C preferred stock at a specified conversion price of $1.00056 per share, subject to adjustment. In a PIPE Offering, the 2026 Notes convert automatically and concurrently into common stock of the PIPE issuer at the price per share paid by investors in the PIPE Offering. Upon a change of control before conversion or maturity, each holder is entitled to receive the greater of the outstanding principal and accrued interest of its 2026 Note or the amount the holder would have received assuming conversion into Series C preferred stock at the specified conversion price.
The Company elected the fair value option to account for the 2026 Notes to simplify the accounting by measuring the hybrid instrument in its entirety at fair value rather than separately identifying and accounting for the embedded conversion, redemption, and other features. As such, changes in fair value are recognized in other (expense) income in the unaudited condensed consolidated statements of operations and comprehensive loss at each reporting date. The Company concluded that the aggregate principal amount of $30.0 million upon closing approximated fair value at issuance and at June 30, 2026. Accordingly, no change in fair value was recognized during the period for the 2026 Notes. The 2026 Notes Agreement did not provide for any separate freestanding instruments, such as warrants or a contingent tranche right, and therefore the entire $30.0 million of proceeds was attributed to the 2026 Notes.
9. Line of Credit
On October 10, 2024, the Company entered into the Loan and Security Agreement (the “Letter Agreement”) with Banc of California (the “Bank”) that provided for a term loan facility of up to $40.0 million at the Company’s option until December 31, 2025 (the “Line of Credit”). The Company concurrently issued 143,549 warrants to purchase shares of Series B preferred stock in connection with the Line of Credit (the “Letter Warrants”). The Letter Warrants were issued as an additional incentive for the Bank and were determined to be classified as a liability (see Note 10). Issuance costs of $0.2 million were capitalized and amortized on a straight-line basis over the access period and were fully amortized as of December 31, 2025.
The Company did not draw upon the Line of Credit as of December 31, 2025, and the Letter Agreement was formally terminated in January 2026. As part of the termination, the Bank required an additional $0.4 million in collateral for the letter of credit associated with the Company’s lease agreement, which was funded in January 2026. No borrowings were outstanding as of June 30, 2026 or December 31, 2025.
10. Warrants
In October 2024, the Company issued Letter Warrants to purchase 143,549 shares of Series B preferred stock as an additional incentive to the Bank providing the Line of Credit at a share price of $2.0880 (see Note 9). The fair value of the Letter Warrants was less than $0.1 million and $0.1 million as of June 30, 2026 and December 31, 2025, respectively (see Note 3).
On November 14, 2025, upon approval of the Board, the Company issued additional 2023 Warrants to purchase 5,756,672 shares of Series B preferred stock as part of the conversion of the 2023 Notes (see Note 8).
In December 2025, upon the First Tranche Closing of the 2025 Notes, certain Lenders did not fund their principal amounts (“Tranche Default”). As part of the Tranche Default, their respective 2023 Warrants totaling 2,957 shares were subsequently cancelled.
There was no 2023 Warrant or Letter Warrant activity from December 31, 2025 to June 30, 2026, and the combined warrants outstanding remained 5,897,264, inclusive of the warrants related to the letter of credit. As of June 30, 2026 and December 31, 2025, the Company determined the fair value of all outstanding 2023 Warrants and Letter Warrants to be $1.2 million and $6.3 million, respectively.
The Company estimates the fair value of 2023 Warrants and Letter Warrants using the Black-Scholes option-pricing model as of June 30, 2026. This model incorporates various assumptions, including the expected volatility, expected term, and interest rates. See Note 3 for assumptions used in determining fair values.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
11. Convertible Preferred Stock
The Company has issued Series Seed preferred stock, Series A preferred stock, and Series B preferred stock, collectively referred to as preferred stock.
Preferred stock consisted of the following (in thousands, except share amounts):

	June 30, 2026
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed Preferred Stock	17,964,705	17,964,705	$16,700	$17,000	17,964,705
Series A Preferred Stock	35,714,365	35,661,683	57,856	67,693	35,661,683
Series B Preferred Stock	70,454,256	64,509,877	126,309	134,697	64,509,877
	124,133,326	118,136,265	$200,865	$219,390	118,136,265

	December 31, 2025
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed Preferred Stock	17,964,705	17,964,705	$16,700	$17,000	17,964,705
Series A Preferred Stock	35,714,365	35,661,683	57,856	67,693	35,661,683
Series B Preferred Stock	70,454,256	64,509,877	126,309	134,697	64,509,877
	124,133,326	118,136,265	$200,865	$219,390	118,136,265

There were no material changes to the rights, preferences, and terms of the Company’s convertible preferred stock during the six months ended June 30, 2026. No dividends were declared or paid during the six months ended June 30, 2026 or 2025.
See the Company’s audited financial statements for the year ended December 31, 2025 for a complete description of the voting rights, dividend rights, liquidation preferences, conversion terms, and redemption features of each series.
12. Common Stock
As of June 30, 2026, the Company had 162,000,000 shares of $0.0001 par value common stock authorized with 7,833,976 shares issued and outstanding. As of December 31, 2025, the Company had 162,000,000 shares of $0.0001 par value common stock authorized with 7,811,834 shares issued and outstanding.
The Company has reserved the following shares of common stock for the potential conversion of preferred stock, the exercise of outstanding stock options, and the future issuance of awards available for grant under the Company’s 2019 Remix Therapeutics Stock Incentive Plan, as amended from time to time (the “2019 Plan”):

	June 30, 2026	December 31, 2025
Shares reserved for the conversion of authorized Series Seed Preferred Stock	17,964,705	17,964,705
Shares reserved for the conversion of authorized Series A Preferred Stock	35,714,365	35,714,365
Shares reserved for the conversion of authorized Series B Preferred Stock*	70,454,256	70,454,256
Common stock options available for grant under the 2019 Plan	3,821,247	4,553,047
Common stock options outstanding under the 2019 Plan	17,638,267	16,928,609
	145,592,840	145,614,982

*	Includes shares of 2023 Warrants and Letter Warrants at both June 30, 2026 and December 31, 2025.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Voting
The holders of shares of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written action in lieu of meetings; there is no cumulative voting.
Liquidation
After payment to the holders of shares of preferred stock of their liquidation preferences, the remaining assets of the Company are distributed to the holders of common stock.
13. Stock-Based Compensation
2019 Stock Incentive Plan
In July 2019, the Board adopted the 2019 Plan. Under the terms of the 2019 Plan, incentive stock options (“ISOs”) may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees, and officers of the Company. See the Company’s audited financial statements for the year ended December 31, 2025 for a complete description of the 2019 Plan terms.
As of June 30, 2026, 23,696,650 shares were reserved for issuance under the 2019 Plan, of which 3,821,247 shares remained available for future grants.
Performance-Based Stock Options
In July 2022, the Company granted performance-based stock options (the “Performance Awards”) to an employee for 442,488 shares at an exercise price of $0.70 per share. The Performance Awards vest upon achievement of specified milestones followed by monthly vesting over 36 months. See the Company’s audited financial statements for the year ended December 31, 2025 for a complete description of the Performance Award terms.
The Company determined that the performance conditions associated with these awards were achieved during the years ended December 31, 2024 and 2023. Stock-based compensation expense of less than $0.1 million was recognized for each of the six months ended June 30, 2026 and 2025 related to these awards.
In February 2025, the Board granted options to purchase common stock to an employee that will commence vesting upon the achievement of certain financing criteria (the “2025 Performance Awards”). The 2025 Performance Awards have an exercise price of $1.17 per share, which had an aggregate fair value at date of grant of $0.4 million. Once achieved, the 492,023 shares of granted options will vest monthly over 48 months. As of June 30, 2026, the Company determined that the 2025 Performance Awards criteria were not probable of being achieved, and as such, no expense was recognized.
Stock Option Activity
The following table summarizes the Company’s stock option activity:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at December 31, 2025	16,928,609	$0.75	5.94	$7,179
Granted	3,082,960	$1.17
Exercised	(22,142)	$0.57
Forfeited or canceled	(2,351,160)	$0.78
Outstanding at June 30, 2026	17,638,267	$0.82	6.64	$6,256

Vested and expected to vest at June 30, 2026	17,146,244	$0.81	6.59	$6,256

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Exercisable at June 30, 2026	12,627,133	$0.69	5.70	$6,035

The weighted-average grant-date fair value of the stock options granted during the six months ended June 30, 2026 and 2025 amounted to $0.88 per share and $0.84 per share, respectively.
Stock-Based Compensation Expense
Total stock-based compensation expense recorded for employees, directors, non-employees and founders for the six months ended June 30, 2026 and 2025 was as follows (in thousands):

	Six Months Ended June 30,
	2026	2025
General and administrative expense	$361	$750
Research and development expense	472	501
	$833	$1,251

As of June 30, 2026, the total unrecognized stock-based compensation balance for unvested options was $3.5 million, which is expected to be recognized over an average of 1.8 years.
14. Income Taxes
For the six months ended June 30, 2026, the Company recorded a nominal income tax provision. As of June 30, 2026 and December 31, 2025, the Company recorded a full valuation allowance against its net deferred tax assets, as the Company believed it was more likely than not it would not be able to utilize its deferred tax assets prior to their expiration.
Since the Company’s inception, it has not recorded any income tax benefits for the net losses it has incurred in each year or for its research and development tax credits, as it believes, based upon the weight of available evidence, that it is more likely than not that all of the Company’s net operating loss carryforwards and tax credits will not be realized.
15. Leases
100 Forge
The Company leases a 43,417 square foot laboratory and office facility in Watertown, Massachusetts under a ten-year non-cancellable operating lease that commenced in May 2022. In accordance with the lease agreement, the Company has obtained a letter of credit, which increased from $2.0 million at December 31, 2025, to $2.4 million at June 30, 2026. The related amounts are included in restricted cash as of the respective dates. There were no material changes to the lease terms during the six months ended June 30, 2026. See the Company’s audited financial statements for the year ended December 31, 2025 for additional detail on lease terms.
16. Commitments and Contingencies
Legal Proceedings
In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation, as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal costs associated with these matters are expensed when incurred. As of June 30, 2026 and December 31, 2025, the Company was not a party to any legal proceedings.

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Indemnification Agreements
In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of June 30, 2026 and December 31, 2025, no amounts have been accrued related to such indemnification provisions.
Other Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing and other services. These contracts generally provide for termination upon notice and are cancelable without significant penalty or payment, and do not contain any minimum purchase commitments.
17. Related Parties
The Company has multiple investors affiliated with members of the Company’s Board of Directors who are deemed to be related parties. As of and during the six months ended June 30, 2026 and 2025, the Company entered into or was party to the following transactions with related parties.
In December 2023, the Company entered into the 2023 Notes Agreement with multiple investors, including existing related party investors (see Note 8). The portion of the 2023 Warrants with related parties is separately presented on the unaudited condensed consolidated balance sheets.
The Company entered into the 2025 Notes Agreement exclusively with existing related party investors (see Note 8). During the year ended December 31, 2025, the Company received $15.0 million in proceeds from related parties under the 2025 Notes Agreement, as allocated to the convertible notes payable, warrant liability, and contingent tranche liability lines on the unaudited condensed consolidated balance sheets based on relative fair value (see Note 3). Upon the Second Tranche Closing in March 2026, the remaining $15.0 million was received and similarly accounted for on the unaudited condensed consolidated balance sheets.
The Company entered into the 2026 Notes Agreement with multiple investors, including existing related party investors (see Note 8), as is reflected in the 2026 Notes payable line on the unaudited condensed consolidated balance sheets. In June 2026, the Company received $30.0 million in proceeds upon issuance of the 2026 Notes.
There were no other amounts due to or from related parties as of June 30, 2026 or December 31, 2025.
18. Net Loss per Share
Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Six Months Ended June 30,
	2026	2025
Numerator:
Net loss attributable to common stockholders	$(35,448)	$(40,532)
Denominator:
Weighted-average common shares outstanding, basic and diluted	7,829,075	7,675,976
Net loss per share attributable to common stockholders, basic and diluted	$(4.53)	$(5.28)

The following table sets forth the number of shares underlying instruments outstanding at the end of the reporting period that have potential dilutive impacts but have been excluded from the calculation of net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30,
	2026	2025
Convertible preferred stock (as converted to common stock)	118,136,265	87,203,974
Stock options to purchase common stock	17,638,267	19,633,309
Warrants issued in relation to a line of credit	143,549	143,549
Warrants issued in relation to 2023 convertible promissory notes payable	5,753,715	—

The Company also had certain other financial instruments outstanding as of June 30, 2026 which could obligate the Company to issue shares of capital stock upon the occurrence of various future events at prices and in amounts that are not determinable until the occurrence of those future events.
For the six months ended June 30, 2026, these instruments included convertible promissory notes and warrants issued as part of the 2025 Notes Agreement and convertible promissory notes issued as part of the 2026 Notes Agreement (see Note 8). As the necessary conditions for the conversion of these instruments had not been satisfied as of June 30, 2026, the Company has excluded these instruments from the table above.
19. Retirement Plan
The Company sponsors a defined contribution plan covering substantially all its employees who meet certain eligibility requirements. The Company matches 50% up to 6% of employee contributions. The Company, at the discretion of the Board, may make contributions to the plan. The Company made contributions of $0.1 million and $0.2 million for the six months ended June 30, 2026 and 2025, respectively.
20. Segment Information
The Company manages its operations on a consolidated basis as a single reportable segment focused on developing small molecule therapeutics to modulate RNA processing and address the underlying drivers of disease. The accounting policies of the single reportable segment are identical to those described in Note 2, Summary of Significant Accounting Policies, of the Company’s audited financial statements for the year ended December 31, 2025.
The Company’s chief operating decision-maker (the “CODM”), its Chief Executive Officer, regularly reviews consolidated net loss and significant income and expense categories and compares to the budget when evaluating the Company’s financial performance. The significant expense categories and amounts regularly provided to the CODM and included in consolidated net loss are presented in the table below. The CODM allocates resources based on the Company’s available cash resources and forecasted expenditures on a consolidated basis. Segment information regularly provided to the CODM is consistent with that reported on the unaudited condensed consolidated balance sheets, with particular emphasis on the Company’s available liquidity, including its cash and cash equivalents balances.
As of June 30, 2026 and December 31, 2025, all of the Company’s long-lived assets are located in the U.S., and the Company’s collaboration revenue was attributed to Switzerland for Roche and to the U.S. for Janssen (see Note 7). As of the termination notice of the Janssen Agreement in July 2026, all collaboration revenue is expected to be derived in Switzerland (see Note 21).
The following table presents certain financial data for the Company’s reportable segment (in thousands):

	Six Months Ended June 30,
	2026	2025
Collaboration revenue	$2,314	$1,475
Research and development expenses:
Personnel costs	4,956	8,028
MYB program	13,537	11,252

REMIX THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30,
	2026	2025
Other preclinical programs	2,583	6,723
Facilities, laboratory supplies and other	3,967	4,984
General and administrative expenses:
Personnel costs	2,496	3,410
Facilities, laboratory supplies and other	6,626	5,157
Other segment items*	3,597	2,453
Net loss and comprehensive loss	$(35,448)	$(40,532)

*
Other segment items consist of other (expense) income and income tax expense. Other (expense) income primarily consists of interest income and the change in fair value of convertible notes payable, warrant liabilities and contingent tranche liability.

21. Subsequent Events
For its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026, the Company evaluated subsequent events through September 2, 2026, the date on which those financial statements are issued.
Termination of the Janssen Agreement
On July 1, 2026, Janssen gave notice of termination of the Janssen Agreement, which will be effective on August 30, 2026. Remix will have no further obligations under the Janssen Agreement upon its termination. Accordingly, the Company expects to recognize the remaining deferred revenue balance associated with the Janssen Agreement during the period ending September 30, 2026. The Company will not recognize any additional collaboration revenue under the Janssen Agreement after recognition of the remaining deferred revenue balance.
Roche Collaboration Milestone
In July 2026, the Company achieved a preclinical milestone under its collaboration agreement with Roche, resulting in an $8.0 million milestone payment becoming due to the Company. The milestone was achieved upon established preclinical criteria, in accordance with the terms of the collaboration agreement. The Company received the $8.0 million payment in August 2026. Because the milestone was achieved subsequent to June 30, 2026, the related amount was not recognized as revenue or recorded as a receivable in the Company’s consolidated unaudited financial statements.
Amended Merger and Related Agreements
On September 2, 2026, the Company and Passage Bio entered into an amended and restated merger agreement. In connection with the amended merger agreement, the Company also entered into an amended and restated subscription agreement providing for the sale of common stock and pre-funded warrants for aggregate gross proceeds of approximately $70.0 million and an exchange agreement with certain existing securityholders pursuant to which certain Company securities will be exchanged for pre-funded warrants. The subscription financing, together with the $30.0 million of convertible notes issued in June 2026, is expected to result in aggregate gross proceeds of approximately $100.0 million and is subject to the satisfaction or waiver of the conditions to the Mergers and other customary closing conditions. Refer to Note 1 for further discussion.

Annex A

EXECUTION VERSION
AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among:

PASSAGE BIO, INC.;

PEREGRINE MERGER SUB, INC.;

PEREGRINE MERGER SUB II, LLC

and

REMIX THERAPEUTICS, INC.

Dated as of September 2, 2026

A-i

A-ii

EXHIBITS

Exhibit A	Form of Passage Stockholder Support Agreement
Exhibit B	Form of Remix Stockholder Support Agreement
Exhibit C	Form of Passage Lock-Up Agreement
Exhibit D	Form of Remix Lock-Up Agreement
Exhibit E	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit F	Form of Limited Liability Company Agreement of the Surviving Company
Exhibit G	Form of CVR Agreement

A-iii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
This Amended and Restated Agreement And Plan Of Merger (this “Agreement” or, as applicable, this “Amended and Restated Agreement”) is made and entered into as of September 2, 2026 (the “A&R Execution Date”), by and among Passage Bio, Inc., a Delaware corporation (“Passage”), Peregrine Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Passage (“Merger Sub”), PEREGRINE MERGER SUB II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Passage (“Merger Sub II” and, together with Merger Sub, the “Merger Subs”) and Remix Therapeutics, Inc., a Delaware corporation (“Remix”) and amends and restates in its entirety that certain Agreement and Plan of Merger (the ‘Original Merger Agreement”), dated as of June 24, 2026 (the “Original Execution Date”), by and among Passage, Merger Sub and Remix. Certain capitalized terms used in this Agreement are defined in Section 1.1.
RECITALS
A.
Pursuant to Section 9.2 of the Original Merger Agreement, Passage, Merger Sub and Remix wish to amend and restate the Original Merger Agreement in its entirety on the termsand subject to the conditions set forth herein.

B.
Passage and Remix intend to effect a merger of Merger Sub with and into Remix (the “First Merger”) in accordance with this Agreement and Delaware Law. Upon consummation of the Merger, Merger Sub will cease to exist, and Remix will become a wholly owned subsidiary of Passage.

C.
Immediately following the First Merger and as part of the same over all transaction as the First Merger, Remix will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”). Upon consummation of the Second Merger, Remix will cease to exist, and Merger Sub II will continue as a wholly owned subsidiary of Passage.

D.
The board of directors of Passage (the “Passage Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Passage and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance (or reservation for issuance) of shares of Passage Common Stock to the equityholders of Remix pursuant to the terms of this Agreement, the change of control of Passage and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Passage vote to (a) approve the issuance (or reservation for issuance) of Passage Common Stock in the First Merger and the change of control resulting from the First Merger in accordance with Nasdaq Listing Rule 5635 (the “Nasdaq Issuance Proposal”) and (b) adopt the Amended and Restated Passage Charter (the “Passage Charter Amendment Proposal”).

E.
The board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Passage, in its capacity as the sole stockholder of Merger Sub, vote to adopt this Agreement and thereby approve the Contemplated Transactions. Immediately prior to the execution and delivery of this Agreement, Passage, in its capacity as the sole stockholder of Merger Sub, duly executed and delivered a written consent approving and adopting this Agreement in accordance with Delaware Law, which written consent, by its terms, will be effective immediately following the execution of this Agreement (the “Merger Sub Stockholder Approval”).

F.
The sole member of Merger Sub II has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub II and its sole member, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) adopted this Agreement and thereby approved the Contemplated Transactions (the “Merger Sub II Member Approval” and, together with the Merger Sub Stockholder Approval, the “Merger Sub Approvals”). Immediately prior to the execution and delivery of this Agreement, Passage,in its capacity as the sole member of Merger Sub II, duly executed and delivered the Merger SubII Member Approval.

G.
The board of directors of Remix (the “Remix Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Remix and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Remix vote to adopt this Agreement and thereby approve the Contemplated Transactions.

H.
Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Remix’s willingness to enter into this Agreement, the stockholders, officers and directors of Passage set forth on Section A of the Passage Disclosure Schedule (solely in their capacity as stockholders of Passage) are executing support agreements in favor of Remix in substantially the form attached hereto as Exhibit A (the “Passage Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Passage Common Stock in favor of the Passage Stockholder Matters.

I.
Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Passage’s willingness to enter into this Agreement, the officers, directors and stockholders of Remix set forth on Section A of the Remix Disclosure Schedule (solely in their capacity as stockholders of Remix) are executing support agreements in favor of Passage in substantially the form attached hereto as Exhibit B (the “Remix Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Remix Capital Stock in favor of this Agreement and an amendment to Remix’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Remix Common Stock from 162,000,000 to 300,000,000 (the “Remix Charter Amendment”).

J.
Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Remix’s willingness to enter into this Agreement, the officers and directors of Passage set forth on Section B of the Passage Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Passage Lock-Up Agreements”).

K.
Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Passage’s willingness to enter into this Agreement, the officers, directors and stockholders of Remix set forth on Section B of the Remix Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit D (collectively, the “Remix Lock-Up Agreements”).

L.
It is expected that promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Remix sufficient to adopt and approve this Agreement and the Mergers as required under Delaware Law and Remix’s Organizational Documents will execute and deliver an action by written consent constituting the Required Remix Stockholder Vote, in a form and substance reasonably acceptable to Passage and Remix (each, a “Remix Stockholder Written Consent” and collectively, the “Remix Stockholder Written Consents”).

M.
Concurrently with the execution and delivery of this Amended and Restated Agreement, certain investors have executed an Amended and Restated Subscription Agreement by and among Remix and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Remix Common Stock and/or pre-funded warrants to purchase Remix Common Stock set forth therein immediately prior to the Initial Effective Time in connection with the Concurrent Financing (the “Subscription Agreement”).

N.
Concurrently with the execution and delivery of this Agreement, certain investors have executed a Convertible Promissory Note Purchase Agreement by and among Remix and the lenders party thereto, pursuant to which such lenders have agreed to purchase the convertible promissory notes concurrently with the execution and delivery of this Agreement in connection with the Concurrent Financing, which convertible promissory notes shall convert into shares of Remix Common Stock in connection with the Remix Convertible Notes Conversion (the “Remix Note Purchase Agreement (2026)”).

O.
Each of the Parties hereto intends that, for United States federal income tax purposes, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, with respect to which each of Passage, Merger Sub, Merger Sub II and Remix are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement, taken together with the Remix Exchange Agreement, is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”).

AGREEMENT
The Parties, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATIVE PROVISIONS
1.1	Definitions.
For purposes of this Agreement (including this Section 1.1):
“2026 Equity Incentive Plan” shall mean an equity incentive plan of Passage in form and substance as agreed to by Passage and Remix (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Passage Common Stock to be mutually agreed upon by Passage and Remix (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).
“2026 ESPP” shall mean an “employee stock purchase plan” of Passage in form and substance as agreed to by Passage and Remix (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Passage Common Stock to be mutually agreed upon by Passage and Remix (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).
“2026 Plans” shall mean both the 2026 ESPP and the 2026 Equity Incentive Plan.
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Remix, on the one hand, or Passage, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the Legacy Asset Disposition and the Concurrent Financing.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Remix or any of its Affiliates, on the one hand, or by or on behalf of Passage or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than, as applicable, with respect to the Legacy Asset Disposition and the Concurrent Financing.
“Acquisition Transaction” means any transaction or series of related transactions (other than, as applicable, the Legacy Asset Disposition and the Concurrent Financing) involving:
(i)
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which a Party is a constituent entity, (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (C) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(ii)
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the Federal Trade Commission Act, the HSR Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Business Day” means any day other than a day on which banks in the State of New York or the State of Pennsylvania are authorized or obligated to be closed.
“Cash and Cash Equivalents” means all (i) cash and cash equivalents and (ii) marketable securities, in each case determined in accordance with GAAP.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Code” means the Internal Revenue Code of 1986, as amended.
“Concurrent Financing” means (i) the issuance and sale of convertible promissory notes that was consummated concurrently with the execution and delivery of the Original Agreement pursuant to the Remix Note Purchase Agreement (2026) (such convertible promissory notes, the “Remix Convertible Notes (2026)”), and the issuance of Remix Common Stock resulting from the conversion of the Remix Convertible Notes (2026) into shares of Remix Common Stock pursuant to the Remix Convertible Notes Conversion or pre-funded warrants to purchase shares of Remix Common Stock and (ii) the issuance and sale of shares of Remix Common Stock and/or pre-funded warrants to purchase Remix Common Stock in a private placement to be consummated immediately prior to the Initial Effective Time pursuant to the Subscription Agreement, with aggregate gross cash proceeds pursuant to the transactions described in clause (i) and (ii) of, in the aggregate, at least the Concurrent Investment Amount.
“Concurrent Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Concurrent Financing Proceeds by (ii) the Aggregate Valuation.
“Concurrent Financing Merger Shares” means, subject to Section 2.4(g), the product determined by multiplying (i) the Post-Closing Passage Shares by (ii) the Concurrent Financing Allocation Percentage (rounded down to the nearest whole share).
“Concurrent Financing Proceeds” means the proceeds resulting from the Concurrent Financing.
“Concurrent Investment Amount” means $99,929,000.
“Confidentiality Agreement” means the Mutual Confidential Disclosure Agreement, dated as of April 29, 2026, by and between Remix and Passage.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Mergers and the other transactions contemplated by this Agreement, including the Remix Preferred Stock Conversion, the Concurrent Financing, the transactions contemplated by the CVR Agreement, the filing of the Amended and Restated Passage Charter with the Secretary of State of the State of Delaware and the filing of the Remix Charter Amendment with the Secretary of State of the State of Delaware.
“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“Delaware Law” means the General Corporation Law of the State of Delaware and, as applicable, the Delaware Limited Liability Company Act.
“Effect” means any effect, change, event, circumstance, or development.
“Employee Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (ii) any other plan, program, policy, agreement or arrangement providing for stock options, stock purchases, restricted stock, restricted stock units, phantom equity, other equity or equity-based incentives, employment agreements, bonuses, commissions, severance, retention, deferred compensation, change in control, transaction, supplemental income arrangements, vacation, retirement, pension, profit-sharing, post-retirement health and welfare, fringe, life insurance, perquisites, health, medical, dental, vision, welfare, employee assistance or similar benefits; and (iii) all other plans, programs, policies, agreements or arrangements (whether written or unwritten) providing compensation or benefits to any current or former employee, officer, director, individual independent contractor and other non-employee service provider.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any similar nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b), (c), (m) or (o) of the Code, as applicable.
“Excepted Contract” means any and all (a) non-exclusive licenses for generally unmodified and commercially available shrink-wrap, click wrap and off-the-shelf software or software as a service, (b) Contracts that (i) have expired on their own terms and have no continuing obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business), (ii) have been assigned to a third party (and to which Remix or Passage, as applicable, and each of its Subsidiaries is no longer a party and has no obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business)) or (iii) were terminated prior to the date hereof that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business), (c) non-disclosure agreements entered into (i) in the Ordinary Course of Business by Remix or Passage, as applicable, or any of its Subsidiaries or (ii) in connection with discussions, negotiations, and transactions related to this Agreement or any transactions that were evaluated or pursued as an alternative to the transactions contemplated hereby or (d) materials transfer agreements and clinical trial agreements with individual clinical sites, in each case, entered into in the Ordinary Course of Business and that do not transfer ownership of material Intellectual Property to any Person other than Remix or Passage, as applicable, or any of its Subsidiaries, or grant rights to use material Intellectual Property for the research, supply, manufacturing, development or commercialization of products (other than on behalf of, or for the benefit of, Remix or Passage, as applicable, or any of its Subsidiaries).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supra-national or other government or institution, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (iv) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (i) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (ii) right under any Contract with any Governmental Authority.
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including, without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Intellectual Property” means any and all intellectual property and similar proprietary rights throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisional, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby (collectively, “Trademarks”), (iii) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (iv) software, including all source code, object code, firmware, development tool files, all media on which any of the foregoing is recorded, and all related documentation, (v) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets, know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, rights in databases and data collections, and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, and (vi) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to any Person, (i) an executive officer of such Person; and (ii) any employee of such Person that reports directly to the chief executive officer of such Person.
“Knowledge” means, (i) of Remix, with respect to any matter in question, the actual knowledge of the individuals set forth in Section 1.1 of the Remix Disclosure Schedule, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question and (ii) of Passage or any Merger Sub, with respect to any matter in question, the actual knowledge of individuals set forth in Section 1.1(a)(i) of the Passage Disclosure Schedule or the knowledge such individual would reasonably be expected to have of such matter in question in the ordinary course of the performance of such individual’s employment responsibilities.
“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel, excluding any office actions and other ex parte proceedings in the ordinary course of prosecuting or maintaining of any registration or application for registration of any Patent or Trademark.
“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001 (a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(e) of ERISA.
“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
“Nasdaq” means The Nasdaq Stock Market.
“Notice Period” means a period of at least three (3) Business Days commencing on the date the (i) Passage Board notifies Remix in writing of its intent to make a Passage Board Adverse Recommendation Change or (ii) Remix Board notifies Passage in writing of its intent to make a Remix Board Adverse Recommendation Change.
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.
“Ordinary Course of Business” means, in the case of each of Remix and Passage, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented from time to time.
“Party” or “Parties” means Remix, Passage, Merger Sub and Merger Sub II.
“Passage Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Passage or any of its Subsidiaries.
“Passage Balance Sheet” means the audited balance sheet of Passage as of December 31, 2024 and December 31, 2025.
“Passage Capitalization Representations” means the representations and warranties of Passage and the Merger Subs set forth in Sections 4.6(a) and 4.6(d).
“Passage Contract” means any Contract: (i) to which Passage or any of its Subsidiaries is a party, (ii) by which Passage or any of its Subsidiaries or any Passage IP Rights or any other asset of Passage or any of its Subsidiaries is or may become bound or under which Passage or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Passage or any of its Subsidiaries has or may acquire any right or interest.
“Passage Covered Person” means, with respect to Passage as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).
“Passage Employee Plan” means any Employee Plan that Passage or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, (ii) provides benefits under or through, (iii) has any obligation to contribute to or provide benefits under or through, (iv) may reasonably be expected to have any Liability with respect to, or (v) utilizes to provide benefits to or otherwise cover any Passage Associate.
“Passage Equity Plans” means the Passage Amended and Restated 2018 Equity Incentive Plan, the Passage 2020 Equity Incentive Plan, and the Passage 2021 Equity Inducement Plan, each as amended from time to time.
“Passage ESPP” means the Passage Amended and Restated 2020 Employee Stock Purchase Plan, as amended from time to time.
“Passage Fundamental Representations” means the representations and warranties of Passage and the Merger Subs set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.21.
“Passage IP Rights” means all Intellectual Property that is (i) owned by or purported to be owned, whether wholly or jointly with others, by Passage or any of its Subsidiaries (“Passage Owned IP Rights”), or (ii) licensed or sublicensed to Passage or any of its Subsidiaries (“Passage Licensed IP Rights”), in each case, that is necessary for, or used or held for use in, the operation of the business of Passage and its Subsidiaries as presently conducted.

“Passage IP Rights Agreement” means any Contract governing, related to or pertaining to any Passage IP Rights, other than any confidential information provided under confidentiality agreements.
“Passage ITM Option” means each Passage Option with an exercise price per share less than the closing trading price of a share of Passage Common Stock on the last full trading day on which the Passage Common Stock is traded prior to the date on which the Initial Effective Time occurs.
“Passage Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Passage Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Passage or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Passage Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 4.3, Section 4.4, or Section 4.5), (ii) the taking of any action, or the failure to take any action, by Passage that is expressly required under the terms of this Agreement, (iii) any natural disasters or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in GAAP or applicable Law or the interpretation thereof, (v) general economic, financial and capital markets, or political conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Passage and its Subsidiaries operate, (vi) any change in the cash position of Passage and its Subsidiaries which results from operations in the Ordinary Course of Business or expenditures which are reasonably required to effect the wind-down, discontinuation, suspension or termination of any clinical, pre-clinical or development program or trial of Passage or any of its Subsidiaries (including the PBFT02 program and the upliFT-D trial), or (vii) any failure of Passage to meet any projections, business plans or forecasts (provided that this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Passage Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Passage Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Passage and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Passage and its Subsidiaries operate.
“Passage Net Cash” means, without duplication, (i) Passage’s unrestricted Cash and Cash Equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Passage Balance Sheet, plus (ii) all prepaid expenses set forth on Section 1.1(a)(ii) of the Passage Disclosure Schedule, minus (iii) accrued accounts payable due and payable as of the Closing in accordance with GAAP, including, without limitation, all lease termination costs and all other fees and expenses of Passage incurred in connection with the Contemplated Transactions, including, for the avoidance of doubt, Transaction Expenses of Passage, minus (iv) contractual commitments for future cash payments, whether absolute, contingent or otherwise, under Passage Real Estate Leases, netted against cash amounts received or reasonably expected to be received pursuant to sublease arrangements with respect to Passage Real Estate Leases, minus (v) expenses (including Taxes) of Passage incurred in connection with, related to or associated with the disposition of Legacy Assets and any contingent obligations or liabilities (including the full amount of any indemnity obligations) arising from such dispositions, minus (vi) any Liabilities of Passage (A) for any cash payment to or for the benefit of any Passage Associate for change in control or transaction bonuses, retention bonuses, severance or similar compensatory payments or benefits that are payable under the terms of Passage Contracts in effect prior to the Initial Effective Time as a result of, or in connection with, the completion of the Contemplated Transactions, whether alone or together with any other event (including payments with “double trigger” provisions related to terminations occurring at or prior to the Closing) (in each case, including the employer portion of any payroll or similar Taxes payable with respect thereto), (B) with respect to the unfunded or underfunded portion of any accrued employer contributions to a defined contribution or any post-retirement health and welfare benefit plan that remain unpaid as of Closing, and (C) accrued but unpaid bonuses, severance and vacation or paid time off (including the employer portion of any payroll or similar Taxes payable with respect thereto), and minus (vii) the RSU Withholding Amount and the employer portion of any payroll or similar Taxes payable as a result of the vesting and settlement of each outstanding and unvested Passage Restricted Stock Unit Award pursuant to Section 5.13. For the avoidance of doubt, (1) the Cash and Cash Equivalents received in the Concurrent Financing will be excluded from the calculation of Passage Net Cash and (2) the Cash and Cash Equivalents received from the disposition of Legacy Assets will be included in the calculation of Passage Net Cash.
“Passage Options” means options to purchase shares of Passage Common Stock granted by Passage, including, without limitation, under the Passage Equity Plans, but, for the avoidance of doubt, excluding the Passage ESPP.
“Passage Registered IP” means all Passage IP Rights that are owned or exclusively licensed by Passage or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Passage Restricted Stock Unit Awards” means restricted stock unit awards covering shares of Passage Common Stock granted by Passage, including, without limitation, restricted stock unit awards granted under the Passage 2020 Equity Incentive Plan and the Passage 2021 Equity Inducement Plan.
“Passage Triggering Event” shall be deemed to have occurred if: (i) Passage shall have failed to include in the Proxy Statement the Passage Board Recommendation, (ii) the Passage Board or any committee thereof evaluating any Acquisition Proposal shall have made a Passage Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Remix), (iii) Passage shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4) or (iv) the Passage Board or any committee thereof evaluating any Acquisition Proposal shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof.
“Permitted Encumbrance” means (i) any statutory liens for Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Remix Unaudited Balance Sheet or the Passage Balance Sheet, as applicable, in accordance with GAAP, (ii) liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Remix or Passage, as applicable, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, (vi) imperfections of title and (vii) liens arising under applicable securities Laws.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means any information concerning an identified or identifiable natural person.
“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.
“Remix Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Remix or any of its Subsidiaries.
“Remix Balance Sheet” means the audited balance sheet of Remix as of December 31, 2024.
“Remix Capital Stock” means Remix Common Stock and Remix Preferred Stock.
“Remix Capitalization Representations” means the representations and warranties of Remix set forth in Sections 3.6(a) and 3.6(d).
“Remix Common Stock” means the common stock, $0.0001 par value per share, of Remix.
“Remix Contract” means any Contract: (i) to which Remix or any of its Subsidiaries is a party, (ii) by which Remix or any of its Subsidiaries, any Remix IP Rights or any other asset of Remix or any of its Subsidiaries is or may become bound or under which Remix or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Remix or any of its Subsidiaries has or may acquire any right or interest.
“Remix Exchange Agreement” means the Exchange Agreement, dated as of September 2, 2026, by and among Remix and certain of its securityholders.
“Remix Convertible Notes” means the outstanding unsecured convertible promissory notes, issued by Remix pursuant to the Remix Note Purchase Agreements.

“Remix Employee Plan” means any Employee Plan that Remix or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, (ii) provides benefits under or through, (iii) has any obligation to contribute to or provide benefits under or through, (iv) may reasonably be expected to have any Liability with respect to, or (v) utilizes to provide benefits to or otherwise cover any Remix Associate (or their spouses, dependents, or beneficiaries).
“Remix Equity Plan” means the Remix 2019 Stock Plan, as amended from time to time.
“Remix Exchange Ratio” means the quotient obtained by dividing (i) the number of Remix Merger Shares by (ii) the number of Remix Outstanding Shares.
“Remix Fundamental Representations” means the representations and warranties of Remix set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4 and 3.20.
“Remix IP Rights” means all Intellectual Property that is (i) owned by or purported to be owned, whether wholly or jointly with others, by Remix or any of its Subsidiaries (“Remix Owned IP Rights”), or (ii) licensed or sublicensed to Remix or any of its Subsidiaries (“Remix Licensed IP Rights”), in each case, that is necessary for, or used or held for use in, the operation of the business of Remix and its Subsidiaries as presently conducted.
“Remix IP Rights Agreement” means any Contract governing, related to or pertaining to any Remix IP Rights other than any confidential information provided under confidentiality agreements.
“Remix Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Remix Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Remix or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Remix Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 3.3, Section 3.4, or Section 3.5), (ii) the taking of any action, or the failure to take any action, by Remix that is expressly required under the terms of this Agreement, (iii) any natural disasters or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in GAAP or applicable Law or the interpretation thereof, (v) general economic, financial and capital markets, or political conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Remix and its Subsidiaries operate, (vi) any change in the cash position of Remix and its Subsidiaries which results from operations in the Ordinary Course of Business, or (vii) any failure of Remix to meet any projections, business plans or forecasts (provided that, this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Remix Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Remix Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Remix and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Remix and its Subsidiaries operate.
“Remix Merger Shares” means, subject to Section 2.4(g), the product determined by multiplying (i) the Post-Closing Passage Shares by (ii) the Remix Allocation Percentage, in which:
“Aggregate Valuation” means the sum of (A) the Remix Equity Value, plus (B) the Passage Valuation, plus (C) the Concurrent Financing Proceeds.
“Passage Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Passage Valuation by (B) the Aggregate Valuation.
“Passage Equity Value” means $20,000,000.
“Passage Outstanding Shares” means, subject to Section 2.4(g) (including, if applicable and without limitation, the effects of the Reverse Stock Split and filing the Amended and Restated Passage Charter), the total number of shares of Passage Common Stock outstanding immediately prior to the Initial Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, (A) the issuance of shares of Passage Common Stock in respect of all Passage ITM Options that will be outstanding as of immediately prior to the Initial Effective

Time calculated on a “treasury method” basis (and, for the avoidance of doubt, excluding any shares of Passage Common Stock in respect of Passage Options that are not Passage ITM Options), (B) the settlement in shares of Passage Common Stock of Passage Restricted Stock Unit Awards outstanding as of immediately prior to the Initial Effective Time on a net settlement basis as provided in Section 5.13 (which, for the avoidance of doubt, excludes the shares of Passage Common Stock withheld under the RSU Withholding Amount) and (C) the exclusion of shares of Passage Common Stock held by Passage as treasury stock or owned by Remix or any of its Subsidiaries or any Subsidiary of Passage immediately prior to the Initial Effective Time.
“Passage Valuation” means (A) the Passage Equity Value minus (B) the Passage Net Cash Deficiency (if any) plus (C) the Passage Net Cash Surplus (if any).
“Remix Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Remix Equity Value by (B) the Aggregate Valuation.
“Remix Equity Value” means $226,000,000.
“Passage Net Cash Deficiency” means, if Passage Net Cash is less than $4,500,000, then the amount, if any, that $5,000,000 exceeds the Passage Net Cash, calculated as of 12:01 am Eastern time on the Closing Date.
“Post-Closing Passage Shares” means the quotient determined by dividing (A) the Passage Outstanding Shares by (B) the Passage Allocation Percentage.
“Passage Net Cash Surplus” means, if Passage Net Cash is greater than $5,500,000, then the amount, if any, that the Passage Net Cash exceeds $5,000,000, calculated as of 12:01 am Eastern time on the Closing Date.
For the avoidance of doubt, the Concurrent Financing Proceeds shall not be included in the calculation or determination of the Passage Valuation or any component thereof. Set forth on Section 1.1(a)(iii) of the Passage Disclosure Schedule is an illustrative example of the calculation of the Remix Merger Shares calculation.
“Remix Note Purchase Agreement (2025)” means the Convertible Promissory Note and Warrant Purchase Agreement, by and among Remix and the lenders party thereto, dated as of November 14, 2025, as amended by that certain Omnibus Amendment No. 1 to Convertible Promissory Note and Warrant Purchase Agreement and Notes, dated as of the date hereof, and as may be further amended or supplemented from time to time.
“Remix Note Purchase Agreements” means, collectively, the Remix Note Purchase Agreement (2025) and the Remix Note Purchase Agreement (2026).
“Remix Options” means options to purchase shares of Remix Common Stock granted by Remix under the Remix Equity Plan.
“Remix Outstanding Shares” means, (i) the total number of shares of Remix Common Stock outstanding immediately prior to the Initial Effective Time (after giving effect to the Remix Preferred Stock Conversion and the Remix Convertible Notes Conversion) as expressed on a fully-diluted basis and as-converted to Remix Common Stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Remix Common Stock that would be issued assuming the acceleration and exercise of all Remix Options and Remix Warrants outstanding as of immediately prior to the Initial Effective Time, but, (ii) notwithstanding the foregoing, excluding all shares of Remix Common Stock issuable in connection with the Concurrent Financing, including, without limitation, the shares of Remix Common Stock issued or issuable pursuant to (x) the conversion of the Remix Convertible Notes (2026) in the Remix Convertible Notes Conversion and (y) the Subscription Agreement.
“Remix Preferred Stock” means, collectively, the Remix Series Seed Preferred Stock, Remix Series A Preferred Stock and Remix Series B Preferred Stock.
“Remix Registered IP” means all Remix IP Rights that are owned or exclusively licensed by Remix or any of its Subsidiaries that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.
“Remix Series A Preferred Stock” means the preferred stock, $0.0001 par value per share, of Remix, designated as Series A Preferred Stock.
“Remix Series B Preferred Stock” means the preferred stock, $0.0001 par value per share, of Remix, designated as Series B Preferred Stock.

“Remix Series Seed Preferred Stock” means the preferred stock, $0.0001 par value per share, of Remix, designated as Series Seed Preferred Stock.
“Remix Service Provider” means each Person who, as of the Initial Effective Time, is an employee, non-employee director, advisor or independent contractor of Remix or any of its Subsidiaries or who is otherwise an “employee” of Passage or its Subsidiaries for purposes of a registration statement on Form S-8, in each case, as of the Initial Effective Time.
“Remix Triggering Event” shall be deemed to have occurred if: (i) Remix shall have failed to include the Remix Board Recommendation in the Remix Stockholder Consent Solicitation Materials, (ii) the Remix Board or any committee thereof evaluating any Acquisition Proposal shall have made a Remix Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Passage), (iii) Remix shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4) or (iv) the Remix Board or any committee thereof evaluating any Acquisition Proposal shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof.
“Remix Warrants” means outstanding warrants to purchase shares of capital stock of Remix, issued pursuant to (i) the Remix Note Purchase Agreements, (ii) that certain Convertible Promissory Note and Warrant Purchase Agreement, dated as of December 22, 2023, by and among Remix and the lenders party thereto, as amended, (iii) the Subscription Agreement and (iv) the Remix Exchange Agreement.
“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Reverse Stock Split” means a reverse stock split of all outstanding shares of Passage Common Stock at a reverse stock split ratio as mutually agreed to by Passage and Remix that is effected by Passage prior to the Initial Effective Time.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Subsidiary” means, with respect to a Person, an Entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (ii) is on terms and conditions that the Remix Board or the Passage Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Remix’s stockholders or Passage’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions.
“Tax” means (i) any U.S. federal, state or local or non-U.S. tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, imputed underpayment amount, payroll tax, customs duty, escheat, unclaimed property, alternative or add-on minimum or other tax or similar charge (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof) and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to a Contract, through operation of Law or otherwise.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Transaction Expenses” means, with respect to a Party, the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by such Party or any of its Subsidiaries (including the Merger Subs), or for which such Party or any of its Subsidiaries are or may become liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (i) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of such Party; (ii) the premiums, commissions and other fees paid or payable in connection with obtaining Passage’s D&O tail policy as set forth in Section 5.15(d); and (iii) the CVR Fees.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar or related law.
(ii)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
A&R Execution Date	Preamble
Access Exceptions	5.3(a)
Access Exception Efforts	5.3(b)
Accounting Firm	2.8(e)
Agreement	Preamble
Allocation Certificate	5.22
Amended and Restated Agreement	Preamble
Amended and Restated Passage Charter	2.3(c)
Anticipated Closing Date	2.8(a)
Assumed Option	2.4(h)
Capitalization Date	3.6(a)
Cash Determination Time	2.8(a)
Certificate of Merger	2.1
Certificates of Merger	2.1(b)
Closing	2.2
Closing Date	2.2
Code	Recitals
Costs	5.15(a)
CVR	2.5(a)
CVR Agreement	2.5(a)
CVR Fees	2.5(b)
D&O Indemnified Parties	5.15(a)
D&O tail policy	5.15(d)
Delivery Date	2.8(a)
Dispute Notice	2.8(b)
Disqualifying Event	4.22
Drug Regulatory Agency	3.14(c)
Effective Time	2.1
Exchange Agent	2.7(a)
FDA	3.14(c)
FDCA	3.14(c)

Term	Section
Final Passage Net Cash	2.8(c)
First Merger	Recitals
Form S-4	5.7(a)
Information Statement	5.8(a)
Initial Certificate of Merger	2.1(a)
Initial Effective Time	2.1(a)
Intended Tax Treatment	Recitals
Legacy Assets	5.6(a)
Legacy Asset Disposition	5.6(a)
Liability	3.9
Merger Sub	Preamble
Merger Sub II	Preamble
Merger Sub II Member Approval	Recitals
Merger Subs	Preamble
Merger Sub Approvals	Recitals
Merger Sub Board	Recitals
Mergers	Recitals
Nasdaq Issuance Proposal	Recitals
Nasdaq Listing Application	5.17
Ordinary Course Agreement	3.16(f)
Original Execution Date	Preamble
Original Merger Agreement	Preamble
Outside Date	8.1(b)
Passage	Preamble
Passage Board	Recitals
Passage Board Adverse Recommendation Change	5.9(b)
Passage Board Recommendation	5.9(b)
Passage Certifications	4.7(a)
Passage Charter Amendment Proposal	Recitals
Passage Closing Certificate	6.2(d)
Passage Common Stock	4.6(a)
Passage Designee	5.19(a)(i)
Passage Disclosure Schedule	Article IV
Passage IT Systems	4.23(b)
Passage Lock-Up Agreements	Recitals
Passage Material Contract	4.13(a)
Passage Net Cash Calculation	2.8(a)
Passage Net Cash Schedule	2.8(a)
Passage Permits	4.14(b)
Passage Preferred Stock	4.6(a)
Passage Privacy Policies	4.23(a)
Passage Product Candidates	4.14(d)
Passage Real Estate Leases	4.11
Passage Regulatory Permits	4.14(d)
Passage Stockholder Matters	5.9(a)
Passage Stockholder Meeting	5.9(a)
Passage Stockholder Support Agreement	Recitals
Passage 401(k) Plan	5.28
PHSA	3.14(c)
Pre-Closing Distribution	2.5(a)

Term	Section
Pre-Closing Period	5.1
Proxy Statement	5.7(a)
Registration Statement	5.7(a)
Remix	Preamble
Remix Board	Recitals
Remix Board Adverse Recommendation Change	5.8(c)
Remix Board Recommendation	5.8(c)
Remix Certification	3.7(a)
Remix Charter Amendment	Recitals
Remix Closing Certificate	6.3(d)
Remix Convertible Notes Conversion	2.4(a)
Remix Disclosure Schedule	Article III
Remix Financial Statements	3.7(a)
Remix IT Systems	3.22(b)
Remix Lock-Up Agreements	Recitals
Remix Material Contract	3.13(a)
Remix Permits	3.14(b)
Remix Note Purchase Agreement (2026)	Recitals
Remix Preferred Stock Conversion	2.4(b)
Remix Privacy Policies	3.22(a)
Remix Product Candidates	3.14(d)
Remix Real Estate Leases	3.11
Remix Regulatory Permits	3.14(d)
Remix Stockholder Consent Solicitation Materials	5.8(a)
Remix Stockholder Support Agreement	Recitals
Remix Stockholder Written Consents	Recitals
Remix Unaudited Balance Sheet	3.7(a)
Remix Unaudited Financial Statements	3.7(a)
Required Passage Stockholder Vote	4.4
Required Remix Stockholder Vote	3.4
Response Date	2.8(b)
Reverse Stock Split Proposal	5.9(a)
RSU Withholding Amount	5.13
Second Merger	Recitals
Spun-Off Plan	5.28
Subscription Agreement	Recitals
Surviving Company	2.1(b)
Surviving Corporation	2.1(a)
Transfer Tax	5.16(a)

1.2	Other Definitional and Interpretative Provisions.
(a)
The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or”

is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereunder, and substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Remix Disclosure Schedule or the Passage Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article III or Article IV respectively. The disclosures in any section or subsection of the Remix Disclosure Schedule or the Passage Disclosure Schedule shall qualify other sections and subsections in Article III or Article IV respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail prior to the execution of this Agreement. The inclusion of any information in the Remix Disclosure Schedule or Passage Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Remix Material Adverse Effect or Passage Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.
(b)
(i) All references in this Agreement to “the date hereof” or “the date of this Agreement” or “concurrently with the execution and delivery of this Agreement” shall refer to the Original Execution Date, (ii) the date on which the representations and warranties set forth in Article III and Article IV are made by Remix, Passage, Merger Sub or Merger Sub II, as applicable, shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement and (iii) each reference to “this Agreement” or “herein” in the representations and warranties set forth in Article III and Article IV shall refer to “the Original Merger Agreement”, in each case of (i), (ii) and (iii), unless expressly indicated otherwise in this Agreement.

ARTICLE II
THE MERGERS
2.1	The Mergers.
(a)
Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Passage and Remix shall cause Merger Sub to be merged with and into Remix, whereupon the separate existence of Merger Sub shall cease and Remix shall continue as the Surviving Corporation of the First Merger and as a wholly owned subsidiary of Passage (the “Surviving Corporation”). At the Closing, Passage and Remix shall cause the First Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law and in a form to be mutually agreed upon by the Parties prior to the Closing (the “Initial Certificate of Merger”). The First Merger shall become effective at the time of the filing of such Initial Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Initial Certificate of Merger with the consent of Passage and Remix (the time as of which the First Merger becomes effective being referred to as the “Initial Effective Time”).

(b)
Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, immediately following the Initial Effective Time, Passage shall cause the Surviving Corporation to be merged with and into Merger Sub II, whereupon the separate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Company of the Second Merger and as a wholly owned subsidiary of Passage (the “Surviving Company”). At the Closing, Passage shall cause the Second Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law and in a form to be mutually agreed upon by the Parties prior to the Closing (the “Certificate of Merger” and, together with the Initial Certificate of Merger, the “Certificates of Merger”). The Second Merger shall become effective at the time of the filing of such Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Passage and Remix (the time as of which the Second Merger becomes effective being referred to as the “Effective Time”).

2.2
Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the consummation of the Mergers (the “Closing”) shall take place remotely, (a) no later than the second Business Day after all the conditions precedent set forth in Article VI shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (b) at such other time, date and place as the Parties may mutually agree upon in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

2.3	Organizational Documents; Directors and Officers.
(a)
Certificate of Incorporation of the Surviving Corporation. At the Initial Effective Time, the Amended and Restated Certificate of Incorporation of Remix as in effect immediately prior to the Initial Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit E, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law.

(b)
Bylaws of the Surviving Corporation. Passage and Remix shall take all actions necessary so that, at the Initial Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Initial Effective Time, shall become the bylaws of the Surviving Corporation (with the name of Remix Operations, Inc. as the Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in the Surviving Corporation’s Organizational Documents.

(c)
Certificate of Incorporation of Passage. At the Initial Effective Time, Passage shall file an amended and restated certificate of incorporation to (i) change the name of Passage to “Remix Therapeutics, Inc.,” (ii) if Passage and Remix mutually agree to complete the Reverse Stock Split, effect the Reverse Stock Split and (iii) make such other changes as shall be mutually agreed upon by Passage and Remix and adopted at the Passage Stockholder Meeting (the certificate of incorporation, as amended and restated, the “Amended and Restated Passage Charter”).

(d)
Bylaws of Passage. At the Effective Time, Passage and the Passage Board shall take all actions necessary to amend and restate its Amended and Restated Bylaws in the form agreed to by Passage and Remix.

(e)
Directors and Officers. The directors and officers, each to hold office in accordance with the provisions of Delaware Law and the Surviving Corporation’s Organizational Documents immediately after the Initial Effective Time, shall be as set forth in Section 5.19.

(f)
Certificate of Formation of the Surviving Company. At the Effective Time, the Certificate of Formation of Merger Sub II as in effect immediately prior to the Initial Effective Time shall be the certificate of formation of Merger Sub II as in effect immediately prior to the Effective Time, except that the Surviving Company shall be renamed “Remix Operations, LLC.”

(g)
Limited Liability Company Agreement of the Surviving Company. At the Effective Time, the Limited Liability Company Agreement of Merger Sub II as in effect immediately prior to the Initial Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit F, and as so amended and restated shall be the Limited Liability Company Agreement of the Surviving Company until thereafter amended as provided by Delaware Law.

(h)
Directors and Officers of the Surviving Company. The directors and officers of the Surviving Corporation shall be the managers and officers of the Surviving Company, each to hold office in accordance with the provisions of Delaware Law and the Surviving Company’s Organizational Documents immediately after the Effective Time.

2.4	Conversion of Remix Convertible Notes; Effect on Shares; Treatment of Remix Options and Remix Warrants.
(a)
All Remix Convertible Notes shall be converted into shares of Remix Common Stock or Remix Warrants as of immediately prior to the Initial Effective Time in accordance with, and pursuant to the terms and conditions of, the Remix Convertible Notes (the “Remix Convertible Notes Conversion”).

(b)
All Remix Preferred Stock shall be converted into shares of Remix Common Stock as of immediately prior to the Initial Effective Time in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Remix (the “Remix Preferred Stock Conversion”).

(c)
At the Initial Effective Time (after giving effect to the Remix Preferred Stock Conversion and the Remix Convertible Notes Conversion), by virtue of the First Merger and without any further action on the part of Passage, Merger Sub, Remix or any stockholder of Remix, subject to Section 2.4(e), the Remix Common Stock outstanding immediately prior to the Initial Effective Time (excluding (i) Remix Common Stock issued in the Concurrent Financing, (ii) Remix Common Stock held by Remix as treasury stock or by Passage or any of its direct or indirect subsidiaries as of immediately prior to the Initial Effective Time (“Remix Treasury Shares”) and (iii) Dissenting Remix Shares) shall be converted solely into the right to receive a number of shares of Passage Common Stock equal to the amount of Remix Merger Shares multiplied by the applicable stockholder’s percentage interest in Remix Outstanding Shares as set forth on the Allocation Certificate and, if any such Remix Common Stock is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable restricted stock, restricted stock unit award agreement or other similar agreement with Remix, then the shares of Passage Common Stock issued in exchange for such Remix Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

(d)
At the Initial Effective Time, by virtue of the First Merger and without further action on the part of Passage, Merger Sub, Remix or any stockholder of Remix, (i) subject to Section 2.4(e), the Remix Common Stock issued in the Concurrent Financing shall be converted solely into the right to receive a number of shares of Passage Common Stock equal to the amount of Concurrent Financing Merger Shares multiplied by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, as set forth on the Allocation Certificate and (ii) the Remix Treasury Shares will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(e)
No fractional shares of Passage Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Passage Common Stock a holder of Remix Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

(f)
At the Initial Effective Time, by virtue of the First Merger and without any further action on the part of Passage, Merger Sub, Remix or any stockholder of Remix, each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Initial Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. If applicable, each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Initial Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation until presented for transfer or exchange.

(g)
If, between the date of this Agreement and the Initial Effective Time, the outstanding Remix Common Stock or Passage Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination (including the effects of the Reverse Stock Split and the filing the Amended and Restated Passage Charter, to the extent the effects of the Reverse Stock Split and the effects of filing the Amended and Restated Passage Charter have not previously been taken into account in calculating the Remix Merger Shares) or exchange of shares or other like change, Remix Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Remix Common Stock and Passage Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Remix or Passage to take any action with respect to Remix Common Stock or Passage Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
(h)
Each Remix Option outstanding immediately prior to the Initial Effective Time and held by a Remix Service Provider shall automatically without any further action on the part of Passage, Merger Sub, Remix or any holder of a Remix Option, be converted, at the Initial Effective Time, into an option (an “Assumed Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Remix Equity Plan and option agreement applicable to such Remix Option immediately prior to the Initial Effective Time, the number of shares of Passage Common Stock determined by multiplying the number of shares of Remix Common Stock subject to such Remix Option immediately prior to the Initial Effective Time by the Remix Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Remix Option immediately prior to the Initial Effective Time by the Remix Exchange Ratio, rounding up to the nearest whole cent; provided that the conversion of the Remix Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Remix Options for purposes of Section 409A or Section 424 of the Code. As of the Initial Effective Time, Passage will assume the Remix Equity Plan.

(i)
At the Initial Effective Time, by virtue of the First Merger, and without any further action on the part of Passage, Merger Sub, Remix or any holder of a Remix Warrant, each Remix Warrant that is issued and outstanding as of immediately prior to the Initial Effective Time shall cease to represent a right to acquire shares of Remix Common Stock and shall be converted solely into a warrant to purchase shares of Passage Common Stock (an “Assumed Warrant”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Assumed Warrant as of immediately prior to the Initial Effective Time. The number of shares of Passage Common Stock subject to each such Assumed Warrant shall be equal to the amount of Remix Merger Shares multiplied by the applicable stockholder’s percentage interest in Remix Outstanding Shares as set forth on the Allocation Certificate, and such Assumed Warrant shall have an exercise price per share as set forth on the Allocation Certificate.

(j)
As soon as reasonably practicable following the Closing Date (but in no event later than five (5) Business Days after Passage first becomes eligible to use Form S-8 for the assumed Remix Options), Passage will file an appropriate registration statement on Form S-8 (or such other appropriate form, if required) with respect to the offering of the shares of Passage Common Stock issuable upon the exercise of the assumed Remix Options and will use reasonable best efforts to maintain the effectiveness of registration statement thereafter for so long as any of such Remix Options remain outstanding.

(k)
At the Effective Time, by virtue of the Second Merger and without any further action on the part of Passage, Merger Sub II or the Surviving Corporation, each share of common stock, $0.0001 par value per share, of the Surviving Corporation issued and outstanding immediately prior to the Effective Time will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(l)
At the Effective Time, by virtue of the Second Merger and without any further action on the part of Passage, Merger Sub II or the Surviving Corporation, each membership interest of Merger Sub II issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one membership interest of the Surviving Company.

2.5	Contingent Value Right.
(a)
Prior to the Initial Effective Time, Passage shall declare a distribution (the “Pre-Closing Distribution”) of contingent value rights (each, a “CVR”) to the holders of record of Passage Common Stock as of the record date for the Pre-Closing Distribution. Each such holder shall be entitled to receive one CVR for each outstanding share of Passage Common Stock held by such holder as of such date (less applicable withholding Taxes). Each CVR shall represent the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit G, to be entered into between Passage and Computershare Trust Company, N.A. (or such other nationally recognized rights agent agreed to between Passage and Remix) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to Passage and Remix (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the close of business on the last Business Day prior to the day on which the Initial Effective Time occurs and the payment date for the Pre-Closing Distribution shall be three (3) Business Days after the Initial Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Initial Effective Time. In connection with the Pre-Closing Distribution, Passage shall cause the CVR Agreement to be duly authorized, executed and delivered by Passage and the Exchange Agent.

(b)	Passage agrees to pay all costs and fees associated with any action contemplated by this Section 2.5 (the “CVR Fees”).
2.6
Closing of Remix’s Transfer Books. At the Initial Effective Time: (a) all Remix Common Stock outstanding immediately prior to the Initial Effective Time shall be treated in accordance with Section 2.4(c) and Section 2.4(d), as applicable, and all holders of certificates representing Remix Common Stock that were outstanding immediately prior to the Initial Effective Time shall cease to have any rights as stockholders of Remix (other than the right to receive Remix Merger Shares or, in the case of Dissenting Remix Shares, the rights pursuant to Section 2.11) and (b) the stock transfer books of Remix shall be closed with respect to all Remix Common Stock outstanding immediately prior to the Initial Effective Time. No further transfer of any such Remix Common Stock shall be made on such stock transfer books after the Initial Effective Time.

2.7	Surrender of Remix Common Stock.
(a)
On or prior to the Closing Date, Passage and Remix shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the First Merger (the “Exchange Agent”). At the Initial Effective Time, Passage shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Passage Common Stock issuable pursuant to Section 2.4(c) and Section 2.4(d), as applicable, in exchange for Remix Common Stock.

(b)
Promptly after the Initial Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Remix Common Stock that were converted into the right to receive Remix Merger Shares: (i) a letter of transmittal in customary form and containing such provisions as Passage may reasonably specify and (ii) instructions for effecting the surrender of Remix Common Stock in exchange for book-entry shares of Passage Common Stock. Upon delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Passage, the holder of such Remix Common Stock shall be entitled to receive in exchange therefor book-entry shares representing Remix Merger Shares (in a number of whole shares of Passage Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.4(c) and Section 2.4(d), as applicable.

(c)
No dividends or other distributions declared or made with respect to Passage Common Stock with a record date after the Initial Effective Time shall be paid to the holder of any Remix Common Stock with respect to the shares of Passage Common Stock that such holder has the right to receive in the First Merger until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)
Any shares of Passage Common Stock deposited with the Exchange Agent that remain undistributed to holders of Remix Common Stock as of the date that is 180 days after the Closing Date shall be delivered to

Passage upon demand, and any holders of Remix Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.7 (other than holders of Remix Treasury Shares or Dissenting Remix Shares) shall thereafter look only to Passage for satisfaction of their claims for Passage Common Stock and any dividends or distributions with respect to shares of Passage Common Stock.
(e)
No Party shall be liable to any holder of any Remix Common Stock or to any other Person with respect to any shares of Passage Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8	Calculation of Net Cash.
(a)
Not less than ten (10) Business Days prior to the anticipated date for Closing as mutually agreed to in good faith by Passage and Remix (the “Anticipated Closing Date”), Passage will deliver to Remix a schedule (the “Passage Net Cash Schedule”, and the date of delivery of the Passage Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Passage’s good faith, estimated calculation of Passage Net Cash (the “Passage Net Cash Calculation”) as of the close of business on the Closing Date (the “Cash Determination Time”) prepared and certified by Passage’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Passage). Passage shall make available to Remix (electronically to the greatest extent possible), as reasonably requested by Remix, the work papers and back-up materials used or useful in preparing the Passage Net Cash Schedule (including, with respect to Transaction Expenses, estimated final invoices and current accounts receivable from each advisor to Passage) and, if reasonably requested by Remix, Passage’s accountants and counsel at reasonable times and upon reasonable notice. The Passage Net Cash Calculation shall include Passage’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1 necessary to calculate Remix Merger Shares. Set forth on Section 2.8(a) of the Passage Disclosure Schedule is an illustrative example of a Passage Net Cash calculation calculated on a hypothetical basis as of the date described therein.

(b)
Within five (5) Business Days after the Delivery Date (the last day of such period, the “Response Date”), Remix shall have the right to dispute any part of the Passage Net Cash Calculation by delivering a written notice to that effect to Passage (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail, to the extent known, the nature and amounts of any proposed revisions to the Passage Net Cash Calculation.

(c)
If, on or prior to the Response Date, Remix notifies Passage in writing that it has no objections to the Passage Net Cash Calculation or, if prior to 5:00 p.m. (New York City time) on the Response Date, Remix has failed to deliver a Dispute Notice as provided in Section 2.8(b), then the Passage Net Cash Calculation as set forth in the Passage Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Passage Net Cash at the Cash Determination Time (the “Final Passage Net Cash”) for purposes of this Agreement.

(d)
If Remix delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Passage and Remix shall promptly, and in no event later than one calendar day after the Response Date, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Passage Net Cash, which agreed upon Passage Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Passage Net Cash for purposes of this Agreement.

(e)
If Representatives of Passage and Remix are unable to negotiate an agreed-upon determination of Final Passage Net Cash pursuant to Section 2.8(d) within two (2) calendar days after delivery of the Dispute Notice (or such other period as Passage and Remix may mutually agree upon), then any remaining disagreements as to the calculation of Passage Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Passage and Remix or another independent auditor of recognized national standing mutually agreed upon by Passage and Remix (the “Accounting Firm”). Passage shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Passage Net Cash Schedule, and Passage and Remix shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) calendar days of accepting its selection. Passage and Remix shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Passage and Remix. The determination of the

Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Passage Net Cash made by the Accounting Firm shall be made in writing delivered to each of Passage and Remix, shall be final and binding on Passage and Remix and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Passage Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(e). The fees and expenses of the Accounting Firm shall be allocated between Passage and Remix in the same proportion that the disputed amount of the Passage Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Passage Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by Remix and any other fees, costs or expenses incurred by Remix following the Anticipated Closing Date in connection with the procedures set forth in this Section 2.8(e) shall be deducted from the final determination of the amount of Passage Net Cash. If this Section 2.8(e) applies as to the determination of the Final Passage Net Cash described in Section 2.8(a), upon resolution of the matter in accordance with this Section 2.8(e), the Parties shall not be required to determine Passage Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date.
2.9
Further Action. If, at any time after the Initial Effective Time, any further action is determined by the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Remix, then the officers and managers of the Surviving Company shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Remix, in the name of Merger Sub, in the name of Merger Sub II, in the name of the Surviving Corporation, in the name of the Surviving Company and otherwise) to take such action.

2.10
Withholding. Each of the Exchange Agent, Passage and the Surviving Corporation and any other applicable withholding agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement (including the Pre-Closing Distribution) such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, however, that if a Withholding Agent determines that any payment in connection with the Contemplated Transactions is subject to deduction and/or withholding, then, except with respect to compensatory payments, the Pre-Closing Distribution or as a result of a failure to deliver the certificate described in Section 5.16(b), such Withholding Agent shall use commercially reasonable efforts to (i) provide reasonable advance notice to such recipient of any required deduction or withholding and (ii) reasonably cooperate with such recipient to reduce or eliminate any such deduction and/or withholding. To the extent such amounts are so deducted or withheld, such amounts shall be (i) timely remitted to the appropriate Governmental Authority, and (ii) treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.11	Statutory Rights of Appraisal.
(a)
Notwithstanding anything to the contrary set forth in this Agreement, if required by Delaware Law (but only to the extent required thereby), all shares of Remix Common Stock that are issued and outstanding as of immediately prior to the Initial Effective Time (other than the Remix Treasury Shares) and held by any Person (or beneficially owned by a “beneficial owner” of shares of Remix Common Stock held either in a voting trust or by a nominee on behalf of the beneficial owner) who has neither voted in favor of the First Merger nor consented thereto in writing and who is entitled to demand and has properly and validly exercised their statutory rights of appraisal in respect of such shares of Remix Common Stock in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Remix Shares”) will not be converted into, or represent the right to receive, the shares of Passage Common Stock that such holder has the right to receive in the First Merger pursuant to Section 2.4. Holders or beneficial owners of Dissenting Remix Shares will be entitled to receive payment of the appraised value of such Dissenting Remix Shares in accordance with the provisions of Section 262 of Delaware Law (it being understood and acknowledged that such Dissenting Remix Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder or beneficial owner shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Remix Shares to the extent afforded by Section 262 of Delaware Law), except that all Dissenting Remix Shares held or beneficially owned by any Person who shall have failed to perfect or who shall have effectively withdrawn, waived or lost their rights to appraisal of such Dissenting Remix Shares pursuant to Section 262 of Delaware Law will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Initial Effective Time, the right to receive the shares of Passage Common Stock that such holder has the right to receive in the First Merger, without interest thereon, upon such holder’s compliance with the requirements set forth in Section 2.7(b).
(b)
Remix will give Passage prompt notice of any demands for appraisal received by Remix, withdrawals of such demands and any other instruments served pursuant to Delaware Law and received by Remix in respect of Dissenting Remix Shares or otherwise asserting any dissenters’ rights or rights of appraisal in respect of Remix Common Stock.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF REMIX
Except as set forth in the written disclosure schedule delivered by Remix to Passage (the “Remix Disclosure Schedule”), Remix represents and warrants to Passage and the Merger Subs as follows:
3.1	Due Organization; Subsidiaries.
(a)
Remix is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b)
Each of Remix and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business and the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Remix Material Adverse Effect.

(c)
Except as set forth on Section 3.1(c) of the Remix Disclosure Schedule, Remix has no Subsidiaries and Remix does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control, directly or indirectly, any other Entity. Remix is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Remix has not agreed and is not obligated to make, nor is Remix bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Remix has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2
Organizational Documents. Remix has delivered to Passage accurate and complete copies of Remix’s Organizational Documents. Remix is not in breach or violation of its Organizational Documents in any material respect.

3.3
Authority; Binding Nature of Agreement. Remix has all necessary corporate power and authority to enter into and, subject to obtaining the Required Remix Stockholder Vote, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Remix Board (at meetings duly called and held) has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Remix and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend the Remix Board Recommendation to the stockholders of Remix. This Agreement has been duly executed and delivered by Remix and assuming the due authorization, execution and delivery by Passage and the Merger Subs, constitutes the legal, valid and binding obligation of Remix, enforceable against Remix in accordance with its terms, subject to the Enforceability Exceptions. The representations and warranties of Remix set forth in this Section 3.3 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.

3.4
Vote Required. The affirmative vote of the holders of at least (i) a majority in voting power of the shares of Remix Capital Stock outstanding on the record date and (ii) a majority in voting power of the shares of Remix Preferred Stock, voting together as a single class on an as-converted basis, outstanding on the record date (together, the “Required Remix Stockholder Vote”), is the only vote of the holders of any class or series of Remix Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions. The representations and warranties of Remix set forth in this Section 3.4 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.

3.5	Non-Contravention; Consents.
(a)
Subject to obtaining the Required Remix Stockholder Vote and the filing of the Certificates of Merger and the Remix Charter Amendment as required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Remix, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)	contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Remix or its Subsidiaries;
(ii)
contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Remix or its Subsidiaries, or any of the assets owned or used by Remix or its Subsidiaries, is subject;

(iii)
contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Remix or its Subsidiaries or that otherwise relates to the business of Remix, or any of the assets owned, leased or used by Remix;

(iv)
contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Remix Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Remix Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Remix Material Contract, (C) accelerate the maturity or performance of any Remix Material Contract or (D) cancel, terminate or modify any term of any Remix Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v)	result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Remix or its Subsidiaries (except for Permitted Encumbrances).
(b)
Except for (i) any Consent set forth on Section 3.5(a) of the Remix Disclosure Schedule under any Remix Contract, (ii) the Required Remix Stockholder Vote, (iii) the filing of the Certificates of Merger and the Remix Charter Amendment with the Secretary of State of the State of Delaware pursuant to Delaware Law, (iv) any filing that may be required under the HSR Act and any other applicable Antitrust Laws or competition, investment or similar Laws and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Remix nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)
The Remix Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Mergers, this Agreement or any of the other Contemplated Transactions.

(d)
The representations and warranties of Remix set forth in this Section 3.5 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.
3.6	Capitalization.
(a)
The authorized capital stock of Remix consists of (i) 162,000,000 shares of Remix Common Stock, of which 7,833,976 shares have been issued and are outstanding as of the close of business on June 22, 2026 (the “Capitalization Date”), and (ii) 124,133,326 shares of Remix Preferred Stock, of which (A) 17,964,705 shares have been designated Remix Series Seed Preferred Stock, all of which shares have been issued and are outstanding as of the Capitalization Date, (B) 35,714,365 shares have been designated Remix Series A Preferred Stock, of which 35,661,683 shares have been issued and are outstanding as of the Capitalization Date and (C) 70,454,256 shares have been designated Remix Series B Preferred Stock, of which 64,509,877 shares have been issued and are outstanding as of the Capitalization Date. After giving effect to the transactions contemplated by the Remix Exchange Agreement, the authorized capital stock of Remix consists of (i) 162,000,000 shares of Remix Common Stock, of which 5,164,455 shares have been issued and are outstanding as of the close of business on the A&R Execution Date, and (ii) 124,133,326 shares of Remix Preferred Stock, of which (A) 17,964,705 shares have been designated Remix Series Seed Preferred Stock, 7,657,924 of which shares have been issued and are outstanding as of the A&R Execution Date, (B) 35,714,365 shares have been designated Remix Series A Preferred Stock, of which 9,765,185 shares have been issued and are outstanding as of the A&R Execution Date and (C) 70,454,256 shares have been designated Remix Series B Preferred Stock, of which 16,258,272 shares have been issued and are outstanding as of the A&R Execution Date. Remix does not hold any shares of its capital stock in its treasury as of the Capitalization Date. Since the Capitalization Date through the Original Execution Date, other than in connection with the settlement or exercise, as applicable, of Remix Options outstanding as of the Capitalization Date and included in Section 3.6(c) of the Remix Disclosure Schedule, neither Remix nor any of its Subsidiaries has issued any shares of capital stock or other securities of Remix. Each share of Remix Preferred Stock is convertible into one share of Remix Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of the Remix Capital Stock and Remix has never declared or paid any dividend or other distribution.

(b)
All of the outstanding shares of Remix Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Remix Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Remix Capital Stock is subject to any right of first refusal in favor of Remix. Except as contemplated herein, there is no Remix Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Remix Capital Stock. Remix is not under any obligation, nor is Remix bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Remix Capital Stock or other securities. Section 3.6(b) of the Remix Disclosure Schedule accurately and completely describes all repurchase rights held by Remix with respect to shares of Remix Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. The shares of Remix Capital Stock are uncertificated.

(c)
Except for the Remix Equity Plan and the Remix Options granted thereunder, Remix does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the Original Execution Date. As of the Original Execution Date, Remix has reserved 23,696,650 shares of Remix Common Stock for issuance under the Remix Equity Plan, of which 260,796 shares of Remix Common Stock have been issued and are outstanding pursuant to restricted stock purchase agreements, 1,976,340 shares of Remix Common Stock have been issued and are outstanding pursuant to the exercise of Remix Options, 17,638,267 shares of Remix Common Stock are subject to outstanding Remix Options, and 3,821,247 shares of Remix Common Stock remain available for future grant pursuant to the Remix Equity Plan. Section 3.6(c) of the Remix Disclosure Schedule sets forth a true and complete list, as of the Original Execution Date, of each outstanding Remix Option, including: (i) the name of the holder, (ii) the number of shares of Remix Common Stock subject to such Remix Option, (iii) the exercise price of each Remix Option, (iv) the date on which such Remix Option was issued, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) whether the Remix Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Remix has made available to Passage accurate and complete copies of the following: (A) the Remix Equity Plan, (B) the standard form of agreement evidencing Remix Options; and (C) each agreement evidencing a Remix Option that does not conform in all material respects to the standard form agreement. Section 3.6(c) of the Remix Disclosure Schedule sets forth, as of the A&R Execution Date, the type and amount of Remix Capital Stock issuable upon exercise of the outstanding Remix Warrants.
(d)
Except as set forth on Section 3.6(c) of the Remix Disclosure Schedule, as of the Capitalization Date and A&R Execution Date there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Remix, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Remix, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Remix is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Remix.

(e)
All outstanding shares of Remix Capital Stock, Remix Options, Remix Warrants, Remix Convertible Notes and other securities of Remix have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7	Financial Statements.
(a)
Section 3.7(a) of the Remix Disclosure Schedule includes true and complete copies of (i) the Remix Balance Sheet and the related audited statement of income, cash flow and changes in stockholders’ equity for the year ended December 31, 2024 (the “Remix Audited Financial Statements”), (ii) Remix’s unaudited balance sheet and the related unaudited statement of income, cash flow and changes in stockholders’ equity for the year ended December 31, 2025 (the “Remix Unaudited Financial Statements”), and (iii) Remix’s unaudited balance sheet (the “Remix Unaudited Balance Sheet”) and the related unaudited statement of income, cash flow and changes in stockholders’ equity for the three (3) months ended March 31, 2026 (the “Remix Interim Financial Statements” and collectively, with the Remix Audited Financial Statements and the Remix Unaudited Financial Statements, the “Remix Financial Statements”).

(b)
The Remix Financial Statements (i) were prepared in accordance with GAAP (except (x) as may be indicated in the notes thereto, (y) the Remix Unaudited Financial Statements and the Remix Interim Financial Statements may not contain all footnotes required by GAAP, and (z) the Remix Interim Financial Statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present, in all material respects, the financial position of Remix as of the respective dates thereof and the results of operations and cash flows of Remix for the periods covered thereby. The Remix Audited Financial Statements required by applicable Law to be included in the Registration Statement shall, when delivered by Remix for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 5.7, comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. Other than as expressly disclosed in the Remix Financial Statements, there has been no material change in Remix’s accounting methods or principles that would be required to be disclosed in Remix’s financial statements in accordance with GAAP. The books of account and other financial records of Remix and each of its Subsidiaries are true and complete in all material respects.

(c)
There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Remix, the Remix Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.

(d)
Remix and its Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of

Remix and its Subsidiaries in conformity with GAAP and to maintain accountability of Remix’s and its Subsidiaries’ assets, (iii) access to Remix’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for Remix and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. Remix and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(e)
Remix’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Remix, “independent” with respect to Remix within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Remix, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

3.8
Absence of Changes. Except as set forth on Section 3.8 of the Remix Disclosure Schedule, since January 1, 2025, Remix and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Remix Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Passage pursuant to Sections 5.1(a), 5.1(c), 5.1(e), 5.1(k), 5.1(l), 5.1(m), 5.1(n), and 5.1(p) (only with respect to the foregoing Sections) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9
Absence of Undisclosed Liabilities. Neither Remix nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Remix Unaudited Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Remix or its Subsidiaries since the date of the Remix Unaudited Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Remix or any of its Subsidiaries under Remix Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Subscription Agreement and (e) Liabilities described in Section 3.9 of the Remix Disclosure Schedule.

3.10
Title to Assets. Each of Remix and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Remix Unaudited Balance Sheet and (b) all other tangible assets reflected in the books and records of Remix as being owned by Remix. All of such assets are owned or, in the case of leased assets, leased by Remix or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11
Real Property; Leasehold. Neither Remix nor any of its Subsidiaries owns or has ever owned any real property, nor is Remix or any of its Subsidiaries party to any agreement to purchase or sell any real property. Remix has made available to Passage (a) an accurate and complete list of all real properties with respect to which Remix directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Remix or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Remix Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Remix or to the Knowledge of Remix, the other party thereto.

3.12	Intellectual Property.
(a)
Section 3.12(a) of the Remix Disclosure Schedule is an accurate, true and complete listing of all Remix Registered IP (other than domain names), including for each item the record owner (and name of any other Person with an ownership interest in such item of Remix Registered IP, if any, and the nature of such ownership interest), jurisdiction, status, date of registration or application, and registration or application number of each item, as applicable. Section 3.12(a) of the Remix Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names in Remix Registered IP or with respect to which Remix or any of its Subsidiaries is the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar.
(b)
Section 3.12(b) of the Remix Disclosure Schedule accurately identifies all Remix Contracts pursuant to which any material Remix IP Rights are licensed to Remix or any of its Subsidiaries (other than to the extent such Remix IP Rights are non-exclusively licensed and are (A) any non-customized software that (1) is licensed solely in executable or object code form, or provided as a service, pursuant to a nonexclusive license to such software and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Remix’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided subject to confidentiality obligations, (D) proprietary information and inventions assignment agreements or consulting agreements between Remix or its Subsidiaries and their respective employees or individual independent contractors that are substantially on Remix’s standard form thereof, (E) ancillary to a sale of products or services to customers or (F) incidental to the provision of services from contract manufacturers, suppliers, distributors or other service providers to Remix or any of its Subsidiaries). To the Knowledge of Remix, each Remix Contract listed in Section 3.12(b) of the Remix Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Remix, its Subsidiaries and each other party thereto, and is enforceable against Remix, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Remix, neither Remix, its Subsidiaries, nor any other party to any Remix Contract listed in Section 3.12(b) of the Remix Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Remix Contract listed in Section 3.12(b) of the Remix Disclosure Schedule.

(c)
Section 3.12(c) of the Remix Disclosure Schedule accurately identifies each Remix Contract pursuant to which any Person other than Remix or any of its Subsidiaries has been granted any material license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Remix IP Rights (other than (i) any confidential information provided subject to confidentiality obligations and (ii) any Remix IP Rights to the extent nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Remix’s or its Subsidiaries’ benefit). To the Knowledge of Remix, each Remix Contract listed in Section 3.12(c) of the Remix Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Remix, its Subsidiaries and each other party thereto, and is enforceable against Remix, its Subsidiaries and each other party thereto in accordance with its terms. Neither Remix, its Subsidiaries nor, to the Knowledge of Remix, any other party to any Remix Contract listed in Section 3.12(c) of the Remix Disclosure Schedule has provided or received any written notice or allegation of breach under, or intention to terminate (including by non-renewal), any Remix Contract listed in Section 3.12(c) of the Remix Disclosure Schedule.

(d)
Except as identified on Section 3.12(d) of the Remix Disclosure Schedule, neither Remix nor any of its Subsidiaries is bound by, no Remix Owned IP Rights are subject to, and to the Knowledge of Remix, no Remix Licensed IP Rights that are exclusively licensed to Remix or any of its Subsidiaries are subject to (other than the rights of the applicable licensors), any Contract containing any covenant or other provision that materially limits or restricts the ability of Remix or any of its Subsidiaries to use, exploit, assert, or enforce any Remix Registered IP anywhere in the world.

(e)
Remix or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Remix Owned IP Rights (other than co-owned rights identified in Section 3.12(b) of the Remix Disclosure Schedule), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances).

(f)
(i) All documents and instruments necessary to register or apply for or renew registration of Remix Registered IP owned by Remix or any of its Subsidiaries, and (ii) to the Knowledge of Remix, all documents and instruments necessary to register or apply for or renew registration of Remix Registered IP exclusively licensed to Remix or any of its Subsidiaries, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. (A) Remix or its Subsidiaries have paid all renewal and maintenance fees, annuities and other fees with respect to the Remix Registered IP owned by Remix or any of its Subsidiaries and (B) to the Knowledge of Remix, Remix or its Subsidiaries have executed all documents and instruments necessary to register or apply for or renew registration of Remix Registered IP exclusively licensed to Remix or any of its Subsidiaries, in each case (A) and (B) that are due and payable as of the date of this Agreement.
(g)
Each Person who is or was an employee, contractor or consultant of Remix or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any material Intellectual Property for Remix or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all rights, title and interests in and to such Intellectual Property to Remix or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Remix and its Subsidiaries.

(h)
To the Knowledge of Remix, no current or former member, officer, director, or employee of Remix or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Remix Owned IP Rights. To the Knowledge of Remix, no employee of Remix or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Remix or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Remix Owned IP Rights purported to be owned by Remix or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Remix Owned IP Rights purported to be owned by Remix or such Subsidiary.

(i)
Except as set forth on Section 3.12(i) of the Remix Disclosure Schedule, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Remix Owned IP Rights, or, to the Knowledge of Remix, any Remix Licensed IP Rights that are exclusively licensed to Remix or any of its Subsidiaries, and no educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Remix Owned IP Rights, or, to the Knowledge of Remix, any Remix Licensed IP Rights that are exclusively licensed to Remix or any of its Subsidiaries. To the Knowledge of Remix, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Remix Owned IP Rights, or, to the Knowledge of Remix, any Remix Licensed IP Rights that are exclusively licensed to Remix or any of its Subsidiaries. Without limiting the generality of the foregoing, to the Knowledge of Remix, no invention claimed or covered by any Patent within the Remix Owned IP Rights, or, to the Knowledge of Remix, any Remix Licensed IP Rights that are exclusively licensed to Remix or any of its Subsidiaries, (A) was conceived or reduced to practice in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (B) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e), or (C) is otherwise subject to the provisions of the Bayh-Dole Act or any similar Law of any other jurisdiction, including with respect to any Patents that are part of the Remix IP Rights.

(j)
Remix and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Remix or such Subsidiary holds, or purports to hold, as confidential or a trade secret. To the Knowledge of Remix, neither Remix nor any of its Subsidiaries has made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such trade secrets or confidential information. To the Knowledge of Remix, there have been no material security breaches, outages, violations or unauthorized access to any of the proprietary information that Remix or any of its Subsidiaries holds, or purports to hold, as confidential or a trade secret, except as would not have, individually or in the aggregate, a Remix Material Adverse Effect.

(k)
Except as set forth on Section 3.12(k) of the Remix Disclosure Schedule, neither Remix nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Remix IP Rights to any other Person.

(l)
To the Knowledge of Remix, neither Remix nor any of its Subsidiaries has taken or failed to take any action that could be reasonably expected to result in the abandonment, invalidity, cancellation, forfeiture, relinquishing, invalidation or unenforceability of any Remix Registered IP (including with respect to any

Trademark, a failure to exercise adequate quality controls or an assignment in gross without the accompanying goodwill), other than in the Ordinary Course of Business by Remix for Patent or Trademark prosecution. To the Knowledge of Remix, each item of Remix Registered IP has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Remix, each of the Patents included in the Remix Registered IP accurately identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Remix, neither Remix nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Remix Registered IP. Each of Remix and its Subsidiaries and their respective counsel have complied with their duties of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to any of the Remix Registered IP.
(m)
To the Knowledge of Remix, the Remix IP Rights constitute all Intellectual Property necessary for Remix and each of its Subsidiaries to conduct its business as currently conducted or proposed to be conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(n)	Remix has delivered, or made available to Passage, a complete and accurate copy of all material Remix IP Rights Agreements.
(o)
To the Knowledge of Remix, the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product under development by Remix or any of its Subsidiaries does not violate, and, since June 1, 2023, has not violated, any license or agreement between Remix or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Remix, does not violate, infringe or misappropriate, and, since June 1, 2023, has not violated, infringed or misappropriated, any valid and issued Patent or other Intellectual Property of any other Person. To the Knowledge of Remix, no third party is violating, infringing or misappropriating or, since June 1, 2023, has violated, infringed or misappropriated any Remix IP Rights, or otherwise is breaching or, since June 1, 2023, has breached any material Remix IP Rights Agreement.

(p)
As of the date of this Agreement, neither Remix nor any of its Subsidiaries is, or, since June 1, 2023, has been, a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Remix Registered IP. None of the Remix Owned IP Rights, and to the Knowledge of Remix, the Remix Licensed IP Rights that are exclusively licensed to Remix or any of its Subsidiaries, have been adjudged invalid or unenforceable in whole or part, and all Remix Owned IP Rights, and to the Knowledge of Remix, all Remix Licensed IP Rights that are exclusively licensed to Remix or any of its Subsidiaries, are in full force and effect. No Patents within the Remix Registered IP owned by Remix or any of its Subsidiaries, or to the Knowledge of Remix, no Patents within the Remix Registered IP exclusively licensed to Remix or any of its Subsidiaries, have been subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, or post grant review), reissue, cancellation, opposition, claim, allegation or other action, including any proceeding in which the scope, validity, inventorship, ownership or enforceability of any such Patent is being or has been contested or challenged. Since June 1, 2023, neither Remix nor any of its Subsidiaries have received any written notice asserting that any Remix Registered IP or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Remix or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(q)
Except as set forth on Section 3.12(q) of the Remix Disclosure Schedule, to the Knowledge of Remix, no registered trademark or trade name owned, used, or applied for by Remix or any of its Subsidiaries conflicts or interferes with any registered trademark or trade name owned, used, or applied for by any other Person except as would not have a Remix Material Adverse Effect. To the Knowledge of Remix, none of the goodwill associated with or inherent in any registered trademark in which Remix or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Remix in accordance with GAAP.

(r)
Except (i) as would not have a Remix Material Adverse Effect or (ii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Remix or any of its Subsidiaries, to the

Knowledge of Remix, (A) neither Remix nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Remix or any of its Subsidiaries, taken as a whole and (B) neither Remix nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(s)
To the Knowledge of Remix, neither Remix nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment, or transfer to any other third party of any license or other right to or in any Remix Registered IP, (ii) result in breach of, default under, termination of, or acceleration or modification of such Contract with respect to any Remix Registered IP, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Remix or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Remix Registered IP or portion thereof, or (iv) result in Remix or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Remix Registered IP, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not, individually or in the aggregate, result in a Remix Material Adverse Effect.

(t)
Notwithstanding any other provisions of this Agreement, Passage acknowledges and agrees that the representations and warranties contained in this Section 3.12 are the only representations or warranties made by Remix or any of its Subsidiaries with respect to Intellectual Property, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

3.13	Agreements, Contracts and Commitments.
(a)
Other than Excepted Contracts, Section 3.13(a) of the Remix Disclosure Schedule lists the following Remix Contracts in effect as of the date of this Agreement, other than the Subscription Agreement (each, a “Remix Material Contract” and collectively, the “Remix Material Contracts”):

(i)	each Remix Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;
(ii)	each Remix Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $500,000;
(iii)
each Remix Contract with any Remix Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv)	each Remix Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v)
each Remix Contract containing (A) any covenant limiting the freedom of Remix or any of its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Remix’s or any of its Subsidiaries’ products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision (excluding such provisions to the extent they provide for non-solicitation of employees, consultants or individual independent contractors);

(vi)
each Remix Contract (A) pursuant to which any Person granted Remix or any of its Subsidiaries an exclusive license under any Intellectual Property, (B) pursuant to which Remix or any of its Subsidiaries granted any Person an exclusive license to any Remix IP Rights or (C) that is or should be listed in Section 3.12(b) or 3.12(c) of the Remix Disclosure Schedule;

(vii)
each Remix Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $1,000,000 in the aggregate pursuant to its express terms and not cancelable without penalty;

(viii)
each Remix Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $1,000,000 in the aggregate after the date of this Agreement;

(ix)
each Remix Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 individually or in excess of $1,000,000 in the aggregate, or creating any material Encumbrances with respect to any assets of Remix or any of its Subsidiaries or any loans or debt obligations with officers or directors of Remix or any of its Subsidiaries;

(x)
each Remix Contract that is: (A) a distribution agreement that contains any exclusivity provision, (B) an agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Remix or any of its Subsidiaries requiring payment by or to Remix or any of its Subsidiaries after the date of this Agreement in excess of $500,000 pursuant to its express terms, (C) a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Remix or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Remix or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Remix or such Subsidiary or (D) a Contract containing a license under any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Remix or any of its Subsidiaries (except to the extent such license is granted by Remix or any of its Subsidiaries to its service providers for provision of goods or services to Remix or any of its Subsidiaries) or any Contract to sell, distribute or commercialize any products or service of Remix or any of its Subsidiaries, in each case of clause (D), except for Remix Contracts entered into in the Ordinary Course of Business;

(xi)
each Remix Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Remix or any of its Subsidiaries in connection with the Contemplated Transactions;

(xii)
each Remix Contract to which Remix or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Remix or such Subsidiary in excess of $500,000;

(xiii)	a Remix Real Estate Lease;
(xiv)	a Contract disclosed in or required to be disclosed in Section 3.12(a) or Section 3.12(b) of the Remix Disclosure Schedule; or
(xv)
any other Remix Contract that is not terminable at will (with no penalty or payment) by Remix or any of its Subsidiaries, and (A) which involves payment or receipt by Remix or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $1,000,000 in the aggregate, or obligations after the date of this Agreement in excess of $1,000,000 in the aggregate or (B) that is material to the business or operations of Remix and its Subsidiaries taken as a whole.

(b)
Remix has delivered or made available to Passage accurate and complete copies of all Remix Material Contracts, including all amendments thereto. There are no Remix Material Contracts that are not in written form. Neither Remix nor any of its Subsidiaries has, nor to the Knowledge of Remix, as of the date of this Agreement, has any other party to a Remix Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any such Remix Material Contract in such manner as would permit any party to cancel or terminate any such Remix Material Contract, or would permit any party to seek material damages thereunder. As to Remix and its Subsidiaries, as of the date of this Agreement, each Remix Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Remix Material Contract to change, any material amount paid or payable to Remix or any of its Subsidiaries under any Remix Material Contract or any other material term or provision of any Remix Material Contract.

3.14	Compliance; Permits; Restrictions.
(a)
Remix and each of its Subsidiaries is, and since June 1, 2023 has been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Remix, threatened against Remix or any of its Subsidiaries. There is no agreement or Order binding upon Remix or any of its Subsidiaries which (i) could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Remix or any of its Subsidiaries, any acquisition of material property by Remix or any of its Subsidiaries or the conduct of business by Remix or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Remix’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)
Each of Remix and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Remix as currently conducted (collectively, the “Remix Permits”). Section 3.14(b) of the Remix Disclosure Schedule identifies each such Remix Permit. Each of Remix and its Subsidiaries is in material compliance with the terms of such Remix Permits. No Legal Proceeding is pending or, to the Knowledge of Remix, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Remix Permit.

(c)
There are no Legal Proceedings pending or, to the Knowledge of Remix, threatened in writing with respect to an alleged material violation by Remix or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and the rules and regulations promulgated by the United States Food and Drug Administration (“FDA”) thereunder (the “FDCA”), similar Laws promulgated by any other Governmental Authority responsible for regulation of the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d)
Each of Remix and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Remix as currently conducted, and, as applicable, for the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, in each case as currently conducted, of any of its product candidates (the “Remix Product Candidates”) (collectively, the “Remix Regulatory Permits”) and since June 1, 2023, no such Remix Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner. Since June 1, 2023, Remix has maintained and is in compliance in all material respects with the terms of such Remix Regulatory Permits and neither Remix nor any of its Subsidiaries has, since June 1, 2023, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Remix Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Remix Regulatory Permit.

(e)
All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Remix or its Subsidiaries, in which Remix or its Subsidiaries or their respective product candidates, including the Remix Product Candidates, have participated (collectively, “Remix Studies”), were and, if still pending, are being conducted in compliance in all material respects with any applicable regulations of the Drug Regulatory Agencies and other applicable Law to which such Remix Studies are or were subject, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither Remix nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Remix, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any such Remix Studies, other than ordinary course communications regarding the design and implementation of such Remix Studies.

(f)
Neither Remix nor any of its Subsidiaries, nor, to the Knowledge of Remix, any contract manufacturer with respect to any Remix Product Candidate, is the subject of any pending or, to the Knowledge of Remix, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “Application Integrity Policy”), or any other similar Law. To the Knowledge of Remix, none of Remix, any of its Subsidiaries or any contract manufacturer with respect to any Remix Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Remix’s business or products that would violate the Application Integrity Policy, or any other similar Law. Since June 1, 2023, none of Remix, any of its Subsidiaries, or, to the Knowledge of Remix, any of their respective officers, employees, agents, or contract manufacturers with respect to any Remix Product Candidate, has been convicted of any crime that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Remix, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Remix, any of its Subsidiaries, any contract manufacturer with respect to any Remix Product Candidate, or any of its respective officers, employees or agents. Neither Remix nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.
(g)
All manufacturing operations conducted by, or to the Knowledge of Remix, for the benefit of, Remix or its Subsidiaries in connection with any Remix Product Candidate, since June 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDCA, and to the extent applicable, the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)
None of Remix, its Subsidiaries, or, to the Knowledge of Remix, any manufacturing site of a contract manufacturer, in each case with respect to such parties’ or such site’s activities conducted with respect to any Remix Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since June 1, 2023 received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with any applicable Law, and, to the Knowledge of Remix, neither the FDA nor any other Governmental Authority has threatened such action.

3.15	Legal Proceedings; Orders.
(a)
There is no pending Legal Proceeding and, to the Knowledge of Remix, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Remix or any of its Subsidiaries or any Remix Associate (in his or her capacity as such) or any of the material assets owned or used by Remix or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)
There is no Order to which Remix or any of its Subsidiaries, or any of the material assets owned or used by Remix or any of its Subsidiaries, is subject. To the Knowledge of Remix, no officer or other Key Employee of Remix or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Remix or any of its Subsidiaries or to any material assets owned or used by Remix or any of its Subsidiaries.

3.16	Tax Matters.
(a)
Each of Remix and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Remix or any of its Subsidiaries does not file a particular type of Tax Return that Remix or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b)
All material amounts of Taxes due and owing by Remix and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Remix and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Remix Unaudited Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Remix Unaudited Balance Sheet.

(c)
Each of Remix and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)	There are no Encumbrances for material Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Remix or any of its Subsidiaries.
(e)
No deficiencies for a material amount of Taxes with respect to Remix or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Remix or any of its Subsidiaries. Neither Remix nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)
Neither Remix nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)
Neither Remix nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial Contracts entered into in the Ordinary Course of Business that do not relate primarily to Tax (an “Ordinary Course Agreement”).

(h)
Neither Remix nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Remix). Neither Remix nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Remix) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i)	Neither Remix nor any of its Subsidiaries has been a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(j)
Neither Remix nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or other office or fixed place of business in a country other than the country in which it is organized.

(k)
Neither Remix nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(l)	Neither Remix nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).
(m)
Neither Remix nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date; (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date. Remix has not made any election under Section 965(h) of the Code.

(n)
Section 3.16(n) of the Remix Disclosure Schedule sets forth the entity classification of Remix and each of its Subsidiaries for U.S. federal income tax purposes. Neither Remix nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such existing classification.

(o)
Neither Remix nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Remix, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

3.17	Employee and Labor Matters; Benefit Plans.
(a)
Section 3.17(a) of the Remix Disclosure Schedule contains a complete and accurate list of all Remix employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; bonus potential; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b)
Section 3.17(b) of the Remix Disclosure Schedule contains a complete and accurate list as of the date hereof of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Remix and classified by Remix as other than employees, or compensated other than through wages paid by Remix through Remix’s payroll department (“Remix Contingent Workers”), showing for each Remix Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c)
Neither Remix nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Remix Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Remix, purporting to represent or seeking to represent any Remix Associates, including through the filing of a petition for representation election.

(d)	Section 3.17(d) of the Remix Disclosure Schedule lists all material Remix Employee Plans.
(e)
As applicable with respect to each material Remix Employee Plan, Remix has made available to Passage true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(f)
Each Remix Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code. To the Knowledge of Remix, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Remix Employee Plan or the Tax exempt status of any related trust.

(g)
Each Remix Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Remix, threatened with respect to any Remix Employee Plan. All material payments and/or contributions required to have been made with respect to all Remix Employee Plans have been made in accordance with the terms of the applicable Remix Employee Plan and applicable Law in all material respects and neither Remix nor any Remix ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Remix Employee Plan.

(h)
Neither Remix, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to, is required to contribute to or has any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i)	No Remix Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.
(j)	No Remix Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.
(k)
Each Remix Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has complied in all material respects with Section 409A of the Code, to the extent applicable, and no compensation has been or would reasonably be expected to be includable in the gross income of any Remix Associate as a result of the operation of Section 409A of the Code.

(l)
Remix and its Subsidiaries are, and since June 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. There are no Legal Proceedings pending or, to the Knowledge of Remix, threatened against Remix or any of its Subsidiaries relating to any labor or employment matters or any Remix Associate. Remix is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m)
Since June 1, 2023, (i) Remix has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Remix or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(n)
Since June 1, 2023, there has never been, nor to the Knowledge of Remix has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Remix or its Subsidiaries. No event has occurred within the past six (6) months, and, to the Knowledge of Remix, no condition or circumstance exists, that would reasonably be expected to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(o)
There is no contract, agreement, plan or arrangement to which Remix or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Remix Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p)
Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) will result in any (i) payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to a Remix Associate, (ii) increase in any benefits or the compensation payable under any Remix Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Remix or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Remix Employee Plan, or (v) “excess parachute payment” (within the meaning of Section 280G of the Code).

3.18
Environmental Matters. Since June 1, 2023, Remix and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Remix of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Remix Material Adverse Effect. Neither Remix nor any of its Subsidiaries has received since June 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Remix or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the

Knowledge of Remix, there are no circumstances that may prevent or interfere with Remix’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not have a Remix Material Adverse Effect. To the Knowledge of Remix: (a) no current or prior owner of any property leased or controlled by Remix or any of its Subsidiaries has received since June 1, 2023, any written notice or other communication relating to property owned or leased at any time by Remix or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Remix or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Remix nor any of its Subsidiaries has any material Liability under any Environmental Law.
3.19
Insurance. Remix has made available to Passage accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Remix and its Subsidiaries. Each of such insurance policies is in full force and effect and Remix and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since June 1, 2023, neither Remix nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Remix and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Remix or such Subsidiary for which Remix or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Remix of its intent to do so.

3.20
Transactions with Affiliates. Section 3.20 of the Remix Disclosure Schedule describes any material transactions or relationships, since June 1, 2023, between, on one hand, Remix and, on the other hand, any (a) executive officer or director of Remix or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent of the voting power of the outstanding shares of Remix Capital Stock or (c) to the Knowledge of Remix, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Remix) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.21
No Financial Advisors. Except as set forth on Section 3.21 of the Remix Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Remix.

3.22	Privacy and Data Security.
(a)
Remix and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Remix Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Remix or any of its Subsidiaries in connection with the operation of Remix’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not have, individually or in the aggregate, a Remix Material Adverse Effect. To the Knowledge of Remix, Remix has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Remix Contracts, concerning the privacy, security, collection and use of Personal Information (the “Remix Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of Remix had, and would not have, individually or in the aggregate, a Remix Material Adverse Effect. To the Knowledge of Remix, as of the date hereof, no claims have been asserted or threatened against Remix by any Person alleging a violation of Privacy Laws, Remix Privacy Policies and/or the applicable terms of any Remix Contracts relating to privacy, security, collection or use of Personal Information of any individuals and Remix has not received written notice of any of the same. To the Knowledge of Remix, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Remix data in the custody or control of Remix or any service provider acting on behalf of Remix, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Remix Contract.

(b)
The information technology assets and equipment of Remix and its Subsidiaries (collectively, “Remix IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Remix and its Subsidiaries as currently conducted, and to the Knowledge of Remix, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Remix and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Remix and its Subsidiaries, any other material confidential information and the integrity and security of Remix IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person.

3.23	Concurrent Financing.
(a)
Remix has delivered to Passage true, correct and complete copies of all Contracts related to the Concurrent Financing, including the Subscription Agreement, pursuant to which the Purchasers (as defined in the Subscription Agreement) party thereto (collectively, the “Purchasers”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Remix Common Stock and/or pre-funded warrants to purchase Remix Common Stock set forth therein in connection with the transactions contemplated by this Agreement. The Subscription Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.26), and as of the date hereof, the respective obligations and commitments contained in the Subscription Agreement have not been withdrawn or rescinded in any respect.

(b)
As of the date hereof, the Subscription Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of Remix, and, to the Knowledge of Remix, each of the Purchasers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent Financing, other than as expressly set forth in the Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Remix or, to the Knowledge of Remix, any Purchaser under the Subscription Agreement. As of the date hereof, Remix has no reason to believe that any of the conditions to the Concurrent Financing as contemplated by the Subscription Agreement will not be satisfied.

3.24
No Other Representations or Warranties. Remix hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Passage nor any other person on behalf of Passage makes any express or implied representation or warranty with respect to Passage or with respect to any other information provided to Remix, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Passage set forth in Article IV (in each case as qualified and limited by the Passage Disclosure Schedule)) none of Remix, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof). The representations and warranties of Remix set forth in this Section 3.24 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PASSAGE AND THE MERGER SUBS
Except (i) as set forth in the written disclosure schedule delivered by Passage to Remix (the “Passage Disclosure Schedule”) or (ii) as disclosed in the Passage SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Passage SEC Documents shall not be deemed disclosed for purposes of Section 4.1(a), 4.1(b) or 4.3, Passage and each Merger Sub represent and warrant to Remix as follows:
4.1	Due Organization; Subsidiaries.
(a)
Each of Passage and its Subsidiaries (including the Merger Subs) is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its formation, neither Merger Sub has engaged in any activities other than in connection with or as contemplated by this Agreement. All of Passage’s Subsidiaries are wholly owned by Passage.

(b)
Each of Passage and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business and the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Passage Material Adverse Effect.

(c)
Except as set forth on Section 4.1(c) of the Passage Disclosure Schedule, Passage has no Subsidiaries other than the Merger Subs and Passage does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than the Merger Subs. Passage is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Passage has not agreed and is not obligated to make, nor is Passage bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Passage has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2
Organizational Documents. Passage has delivered to Remix accurate and complete copies of the Organizational Documents of Passage and the Merger Subs. Neither Passage nor Merger Sub is in breach or violation of its Organizational Documents in any material respect.

4.3
Authority; Binding Nature of Agreement. Each of Passage, Merger Sub and Merger Sub II has all necessary corporate power and authority to enter into and, subject to receiving the Required Passage Stockholder Vote and the effectiveness of the Merger Sub Approvals, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Passage Board (at meetings duly called and held) has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Passage and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Passage Common Stock to the stockholders of Remix pursuant to the terms of this Agreement and (c) determined to recommend the Passage Board Recommendation to the stockholders of Passage. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. The sole member of Merger Sub II has: (I) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub II and its sole member, (II) deemed advisable and approved this Agreement and the Contemplated Transactions and (III) adopted this Agreement and thereby approved the Contemplated Transactions. This Agreement has been duly executed and delivered by Passage and each Merger Sub and, assuming the due authorization, execution and delivery by Remix, constitutes the legal, valid and binding obligation of Passage and each Merger Sub, enforceable against each of Passage, Merger Sub and Merger Sub II in accordance with its terms, subject to the Enforceability Exceptions. The representations and warranties of Passage set forth in this Section 4.3 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.
4.4
Vote Required. The affirmative votes of (a) holders of a majority of the votes cast for or against the Nasdaq Issuance Proposal and (b) holders of a majority of the voting power of the outstanding shares of Passage Common Stock entitled to vote on the adoption of the Amended and Restated Passage Charter, in each case, at the Passage Stockholder Meeting are the only votes of the holders of any class or series of Passage Common Stock necessary to approve this Agreement and the Contemplated Transactions, including the issuance of the Remix Merger Shares to the stockholders of Remix in the First Merger and the adoption of the Amended and Restated Passage Charter (such vote, the “Required Passage Stockholder Vote”). The representations and warranties of Passage set forth in this Section 4.4 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.

4.5	Non-Contravention; Consents.
(a)
Subject to obtaining the Required Passage Stockholder Vote, the effectiveness of the Merger Sub Approvals and the filing of the Certificates of Merger and the Amended and Restated Passage Charter as required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Passage or the Merger Subs, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)	contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Passage or its Subsidiaries;
(ii)
contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Passage or its Subsidiaries, or any of the assets owned or used by Passage or its Subsidiaries, is subject;

(iii)
contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Passage or its Subsidiaries or that otherwise relates to the business of Passage, or any of the assets owned, leased or used by Passage;

(iv)
contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Passage Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Passage Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Passage Material Contract, (C) accelerate the maturity or performance of any Passage Material Contract or (D) cancel, terminate or modify any term of any Passage Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v)	result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Passage or its Subsidiaries (except for Permitted Encumbrances).
(b)
Except for (i) any Consent set forth on Section 4.5 of the Passage Disclosure Schedule under any Passage Contract, (ii) the Required Passage Stockholder Vote, (iii) the filing of the Certificates of Merger and the Amended and Restated Passage Charter with the Secretary of State of the State of Delaware pursuant to Delaware Law, (iv) any filing that may be required under the HSR Act and any other applicable Antitrust Laws or competition, investment or similar Laws and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Passage nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)
The Passage Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Mergers, this Agreement or any of the other Contemplated Transactions.

(d)
The representations and warranties of Passage set forth in this Section 4.5 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.

4.6	Capitalization.
(a)
The authorized capital stock of Passage consists of (i) 300,000,000 shares of common stock, par value $0.0001 per share (“Passage Common Stock”) and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (“Passage Preferred Stock”). As of the Capitalization Date, (x) 3,212,810 shares of Passage Common Stock were issued and outstanding and (y) 0 shares of Passage Preferred Stock were issued and outstanding. Passage does not hold any shares of its capital stock in its treasury. Since the Capitalization Date through the date of this Agreement, other than in connection with the settlement or exercise, as applicable, of Passage Options or Passage Restricted Stock Unit Awards outstanding as of the Capitalization Date and included in Section 4.6(c) of the Passage Disclosure Schedule, neither Passage nor any of its Subsidiaries has issued any shares of capital stock or other securities of Passage. There are no declared or accrued but unpaid dividends with respect to any shares of the Passage Common Stock and Passage has never declared or paid any dividend or other distribution.

(b)
All of the outstanding shares of Passage Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Passage Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Passage Common Stock is subject to any right of first refusal in favor of Passage. Except as contemplated herein, there is no Passage Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Passage Common Stock. Passage is not under any obligation, nor is Passage bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Passage Common Stock or other securities. Section 4.6(b) of the Passage Disclosure Schedule accurately and completely lists all repurchase rights held by Passage with respect to shares of Passage Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)
Except for the Passage Equity Plans and the Passage Options and Passage Restricted Stock Unit Awards granted thereunder, Passage does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the Capitalization Date, 59,103 shares of Passage Common Stock were reserved and available for purchase under the Passage ESPP, Passage has reserved 4,571,714 shares of Passage Common Stock for issuance under the Passage Equity Plans, of which 1,530,984 shares have been issued and are outstanding pursuant to the exercise of Passage Options or settlement of Passage Restricted Stock Unit Awards, 649,384 shares are subject to outstanding Passage Options, 20,000 shares are subject to outstanding Passage Restricted Stock Unit Awards, and 172,080 shares remain available for future grant pursuant to the Passage Equity Plans. Section 4.6(c) of the Passage Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Passage Option and Passage Restricted Stock Unit Award, including: (i) the name of the holder, (ii) the number of shares of Passage Common Stock subject to such Passage Option and/or Passage Restricted Stock Unit Award, (iii) the exercise price of each Passage Option, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) whether the Passage Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Passage has made available to Remix accurate and complete copies of the following (except for such documents that are filed as an exhibit to a

Passage SEC Document): (A) the standard form of agreement evidencing Passage Options and Passage Restricted Stock Unit Awards; and (B) each agreement evidencing a Passage Option or Passage Restricted Stock Unit Award that does not conform in all material respects to the standard form agreement. As of the date hereof, there are no ongoing offering periods or purchase periods under the Passage ESPP, and there are no outstanding rights to purchase shares under the ESPP.
(d)
Except as set forth on Section 4.6(c) of the Passage Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Passage, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Passage, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Passage is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Passage.

(e)
All outstanding shares of Passage Common Stock and other securities of Passage have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

4.7	SEC Filings; Financial Statements.
(a)
Passage has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since June 1, 2024 (the “Passage SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Passage SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Passage SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Passage SEC Documents (collectively, the “Passage Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)
The financial statements (including any related notes) contained or incorporated by reference in the Passage SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Passage as of the respective dates thereof and the results of operations and cash flows of Passage for the periods covered thereby. Other than as expressly disclosed in the Passage SEC Documents filed prior to the date hereof, there has been no material change in Passage’s accounting methods or principles that would be required to be disclosed in Passage’s financial statements in accordance with GAAP. The books of account and other financial records of Passage and each of its Subsidiaries are true and complete in all material respects.

(c)
Passage’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Passage, “independent” with respect to Passage within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Passage, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)
Except as set forth on Section 4.7(d) of the Passage Disclosure Schedule, Passage has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of Passage Common Stock on Nasdaq. Passage has not disclosed any unresolved comments in the Passage SEC Documents.

(e)
There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Passage, the Passage Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)
Except as set forth on Section 4.7(f) of the Passage Disclosure Schedule, Passage is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)
Passage maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Passage maintains records that in reasonable detail accurately and fairly reflect Passage’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Passage Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Passage’s assets that could have a material effect on Passage’s financial statements. Passage has evaluated the effectiveness of Passage’s internal controls over financial reporting and, to the extent required by applicable Law, presented in any applicable Passage SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal controls over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Passage has disclosed to Passage’s auditors and the Audit Committee of the Passage Board (and made available to Remix a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Passage’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Passage or its Subsidiaries’ internal controls over financial reporting. Except as disclosed in the Passage SEC Documents filed prior to the date hereof, Passage’s internal controls over financial reporting is effective and Passage has not identified any material weaknesses in the design or operation of Passage’s internal controls over financial reporting.

(h)
Passage’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Passage in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Passage’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Passage Certifications and such disclosure controls and procedures are effective. Passage has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(i)	Passage has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.
4.8
Absence of Changes. Except as set forth on Section 4.8 of the Passage Disclosure Schedule, since March 31, 2026, Passage and its Subsidiaries have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Passage Material Adverse

Effect or (b) action, event or occurrence that would have required the consent of Remix pursuant to Sections 5.2(a), 5.2(c), 5.2(e), 5.2(k), 5.2(l), 5.2(m), 5.2(n), and 5.2(p) (only with respect to the foregoing Sections) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
4.9
Absence of Undisclosed Liabilities. Neither Passage nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Passage Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Passage or its Subsidiaries since the date of the Passage Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Passage or any of its Subsidiaries under Passage Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Subscription Agreement and (e) Liabilities described in Section 4.9 of the Passage Disclosure Schedule.

4.10
Title to Assets. Each of Passage and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Passage Balance Sheet and (b) all other tangible assets reflected in the books and records of Passage as being owned by Passage. All of such assets are owned or, in the case of leased assets, leased by Passage or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11
Real Property; Leasehold. Neither Passage nor any of its Subsidiaries owns or has ever owned any real property, nor is Passage or any of its Subsidiaries party to any agreement to purchase or sell any real property. Passage has made available to Remix (a) an accurate and complete list of all real properties with respect to which Passage directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Passage or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Passage Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Passage or to the Knowledge of Passage, the other party thereto.

4.12	Intellectual Property.
(a)
Section 4.12(a) of the Passage Disclosure Schedule is an accurate, true and complete listing of all Passage Registered IP (other than domain names), including for each item the record owner (and name of any other Person with an ownership interest in such item of Passage Registered IP, if any, and the nature of such ownership interest), jurisdiction, status, date of registration or application and registration or application number of each item, as applicable. Section 4.12(a) of the Passage Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names in Passage Registered IP or with respect to which Passage or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar.

(b)
Section 4.12(b) of the Passage Disclosure Schedule accurately identifies all Passage Contracts pursuant to which any material Passage IP Rights are licensed to Passage or any of its Subsidiaries (other than to the extent such Passage IP Rights are non-exclusively licensed and are (A) any non-customized software that (1) is licensed solely in executable or object code form pursuant to a nonexclusive license to such software and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Passage’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided subject to confidentiality obligations, (D) proprietary information and inventions assignment agreements or consulting agreements between Passage or its Subsidiaries and their respective employees or individual independent contractors that are substantially on Passage’s standard form thereof, (E) ancillary to a sale of products or services to customers or (F) incidental to the provision of services from contract manufacturers, suppliers, distributors or other service providers to Passage or any of its Subsidiaries). To the Knowledge of Passage, each Passage Contract listed in Section 4.12(b) of the Passage Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Passage, its Subsidiaries and each other party thereto, and is enforceable against Passage, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Passage, neither Passage, its Subsidiaries, nor any other party to any Passage Contract listed in Section 4.12(b) of the Passage Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Passage Contract listed in Section 4.12(b) of the Passage Disclosure Schedule.
(c)
Section 4.12(c) of the Passage Disclosure Schedule accurately identifies each Passage Contract pursuant to which any Person other than Passage or any of its Subsidiaries has been granted any material license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Passage IP Rights (other than (i) any confidential information provided subject to confidentiality obligations and (ii) any Passage IP Rights to the extent nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Passage’s or its Subsidiaries’ benefit). To the Knowledge of Passage, each Passage Contract listed in Section 4.12(c) of the Passage Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Passage, its Subsidiaries and each other party thereto, and is enforceable against Passage, its Subsidiaries and each other party thereto in accordance with its terms. Neither Passage, its Subsidiaries nor, to the Knowledge of Passage, any other party to any Passage Contract listed in Section 4.12(c) of the Passage Disclosure Schedule has provided or received any written notice or allegation of breach under, or intention to terminate (including by non-renewal), any Passage Contract listed in Section 4.12(c) of the Passage Disclosure Schedule.

(d)
Except as identified on Section 4.12(d) of the Passage Disclosure Schedule, neither Passage nor any of its Subsidiaries is bound by, no Passage Owned IP Rights are subject to, and to the Knowledge of Passage, no Passage Licensed IP Rights that are exclusively licensed to Passage or any of its Subsidiaries are subject to (other than the rights of the applicable licensors), any Contract containing any covenant or other provision that materially limits or restricts the ability of Passage or any of its Subsidiaries to use, exploit, assert, or enforce any Passage Registered IP anywhere in the world.

(e)
Passage or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Passage Owned IP Rights (other than co-owned rights identified in Section 4.12(c) of the Passage Disclosure Schedule), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances).

(f)
(i) All documents and instruments necessary to register or apply for or renew registration of Passage Registered IP owned by Passage or one of its Subsidiaries, and (ii) to the Knowledge of Passage, all documents and instruments necessary to register or apply for or renew registration of Passage Registered IP exclusively licensed to Passage or any of its Subsidiaries, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. (A) Passage or any of its Subsidiaries has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Passage Registered IP owned by Passage or any of its Subsidiaries, and (B) To the Knowledge of Passage, Passage or its Subsidiaries have executed all documents and instruments necessary to register or apply for or renew registration of Passage Registered IP exclusively licensed to Passage or any of its Subsidiaries, in each case, that are due and payable as of the date of this Agreement.

(g)
Each Person who is or was an employee, contractor or consultant of Passage or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any material Intellectual Property for Passage or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all rights, title and interests in and to such Intellectual Property to Passage or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Passage and its Subsidiaries.

(h)
To the Knowledge of Passage, no current or former member, officer, director, or employee of Passage or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Passage Owned IP Rights. To the Knowledge of Passage, no employee of Passage or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Passage or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Passage Owned IP Rights purported to be owned by Passage or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Passage Owned IP Rights purported to be owned by Passage or such Subsidiary.
(i)
No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Passage Owned IP Rights, or, to the Knowledge of Passage, any Passage Licensed IP Rights that are exclusively licensed to Passage or any of its Subsidiaries, and no educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Passage Owned IP Rights, or, to the Knowledge of Passage, any Passage Licensed IP Rights that are exclusively licensed to Passage. To the Knowledge of Passage, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Passage Owned IP Rights, or, to the Knowledge of Passage, any Passage Licensed IP Rights that are exclusively licensed to Passage or any of its Subsidiaries. Without limiting the generality of the foregoing, to the Knowledge of Passage, no invention claimed or covered by any Patent within the Passage Owned IP Rights, or, to the Knowledge of Passage, any Passage Licensed IP Rights that are exclusively licensed to Passage or any of its Subsidiaries, (A) was conceived or reduced to practice in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (B) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e), or (C) is otherwise subject to the provisions of the Bayh-Dole Act or any similar Law of any other jurisdiction, including with respect to any Patents that are part of the Passage IP Rights.

(j)
Passage and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Passage or such Subsidiary holds, or purports to hold, as confidential or a trade secret. To the Knowledge of Passage, neither Passage nor any of its Subsidiaries has made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such trade secrets or confidential information. To the Knowledge of Passage, there have been no material security breaches, outages, violations or unauthorized access to any of the proprietary information that Passage or any of its Subsidiaries holds, or purports to hold, as confidential or a trade secret, except as would not have, individually or in the aggregate, a Passage Material Adverse Effect.

(k)	Neither Passage nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Passage IP Rights to any other Person.
(l)
To the Knowledge of Passage, neither Passage nor any of its Subsidiaries has taken or failed to take any action that could be reasonably expected to result in the abandonment, invalidity, cancellation, forfeiture, relinquishing, invalidation or unenforceability of any Passage Registered IP (including with respect to any Trademark, a failure to exercise adequate quality controls or an assignment in gross without the accompanying goodwill), other than in the Ordinary Course of Business by Passage or any of its Subsidiaries for Patent or Trademark prosecution. To the Knowledge of Passage, each item of Passage Registered IP has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Passage, each of the Patents included in the Passage Registered IP accurately identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Passage, neither Passage nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Passage Registered IP. Each of Passage and its Subsidiaries and their respective counsel have complied with their duties of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to any of the Passage Registered IP.

(m)
To the Knowledge of Passage, the Passage IP Rights constitute all Intellectual Property necessary for Passage or any of its Subsidiaries to conduct its business as currently conducted or proposed to be conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(n)	Passage has delivered, or made available to Remix, a complete and accurate copy of all material Passage IP Rights Agreements.

(o)
To the Knowledge of Passage, the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product under development by Passage or any of its Subsidiaries does not violate, and, since June 1, 2023, has not violated, any license or agreement between Passage or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Passage, does not violate, infringe or misappropriate, and, since June 1, 2023, has not violated, infringed or misappropriated, any valid and issued Patent or other Intellectual Property of any other Person. To the Knowledge of Passage, no third party is breaching, violating, infringing or misappropriating or, since June 1, 2023, has violated, infringed or misappropriated, any Passage Owned IP Rights, or otherwise is breaching or, since June 1, 2023, has breached any material Passage IP Rights Agreement.

(p)
As of the date of this Agreement, neither Passage nor any of its Subsidiaries is a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Passage Registered IP. None of the Passage Owned IP Rights, and to the Knowledge of Passage, the Passage Licensed IP Rights that are exclusively licensed to Passage or any of its Subsidiaries, have been adjudged invalid or unenforceable in whole or part, and all Passage Owned IP Rights, and to the Knowledge of Passage, all Passage Licensed IP Rights that are exclusively licensed to Passage or any of its Subsidiaries, are in full force and effect. No Patents within the Passage Registered IP owned by Passage, or to the Knowledge of Passage, no Patents within the Passage Registered IP exclusively licensed to Passage or any of its Subsidiaries, have been subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, or post grant review), reissue, cancellation, opposition, claim, allegation or other action, including any proceeding in which the scope, validity, inventorship, ownership or enforceability of any such Patent is being or has been contested or challenged. Since June 1, 2023, neither Passage nor any of its Subsidiaries have received any written notice asserting that any Passage Registered IP or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Passage or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(q)
To the Knowledge of Passage, no registered trademark or trade name owned, used, or applied for by Passage or any of its Subsidiaries conflicts or interferes with any registered trademark or trade name owned, used, or applied for by any other Person except as would not have a Passage Material Adverse Effect. To the Knowledge of Passage, none of the goodwill associated with or inherent in any registered trademark in which Passage or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Passage in accordance with GAAP.

(r)
Except (i) as would not have a Passage Material Adverse Effect or (ii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Passage or any of its Subsidiaries, to the Knowledge of Passage, (A) neither Passage nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Passage or any of its Subsidiaries, taken as a whole and (B) neither Passage nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(s)
To the Knowledge of Passage, neither Passage nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment or transfer to any other third party of any license or other right to or in any Passage Registered IP, (ii) result in a breach of, default under, termination of, or acceleration or modification of such Contract with respect to any Passage Registered IP, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Passage or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Passage Registered IP or portion thereof or (iv) result in Passage or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Passage Registered IP, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, result in a Passage Material Adverse Effect.

(t)
Notwithstanding any other provisions of this Agreement, Remix acknowledges and agrees that the representations and warranties contained in this Section 4.12 are the only representations or warranties made by Passage or any of its Subsidiaries with respect to Intellectual Property, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

4.13	Agreements, Contracts and Commitments.
(a)
Other than Excepted Contracts, Section 4.13 of the Passage Disclosure Schedule lists the following Passage Contracts in effect as of the date of this Agreement other than the Subscription Agreement (each, a “Passage Material Contract” and collectively, the “Passage Material Contracts”):

(i)	each Passage Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;
(ii)	each Passage Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $250,000;
(iii)
each Passage Contract with any Passage Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv)	each Passage Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v)
each Passage Contract containing (A) any covenant limiting the freedom of Passage or any of its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Passage’s or any of its Subsidiaries’ products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision (excluding such provisions to the extent they provide for non-solicitation of employees, consultants or individual independent contractors);

(vi)
each Passage Contract (A) pursuant to which any Person granted Passage or any of its Subsidiaries an exclusive license to any Intellectual Property, or (B) pursuant to which Passage or any of its Subsidiaries granted any Person an exclusive license to any Passage IP Rights or (C) that is or should be listed in Section 4.12(b) or 4.12(c) of the Passage Disclosure Schedule;

(vii)
each Passage Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 in the aggregate pursuant to its express terms and not cancelable without penalty;

(viii)
each Passage Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 in the aggregate after the date of this Agreement;

(ix)
each Passage Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 in the aggregate or creating any material Encumbrances with respect to any assets of Passage or any of its Subsidiaries or any loans or debt obligations with officers or directors of Passage or any of its Subsidiaries;

(x)
each Passage Contract that is: (A) a distribution agreement (identifying any that contain exclusivity provisions), (B) an agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Passage or any of its Subsidiaries requiring payment by or to Passage or any of its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms, (C) a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Passage or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Passage or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Passage or such Subsidiary or (D) a Contract containing a license under any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Passage or any of its Subsidiaries (except to the extent such license is granted by Passage or any of its Subsidiaries to its service providers for provision of goods or services to Passage or any of its Subsidiaries) or any Contract to sell, distribute or commercialize any products or service of Passage or any of its Subsidiaries, in each case of clause (D), except for Passage Contracts entered into in the Ordinary Course of Business;
(xi)
each Passage Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Passage or any of its Subsidiaries in connection with the Contemplated Transactions;

(xii)
each Passage Contract to which Passage or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Passage or such Subsidiary in excess of $250,000;

(xiii)	a Passage Real Estate Lease;
(xiv)	a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Passage Disclosure Schedule; or
(xv)
any other Passage Contract that is not terminable at will (with no penalty or payment) by Passage or any of its Subsidiaries, and (A) which involves payment or receipt by Passage or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate or (B) that is material to the business or operations of Passage and its Subsidiaries taken as a whole.

(b)
Passage has delivered or made available to Remix accurate and complete copies of all Passage Material Contracts, including all amendments thereto. There are no Passage Material Contracts that are not in written form. Neither Passage nor any of its Subsidiaries has, nor, to the Knowledge of Passage, as of the date of this Agreement, has any other party to a Passage Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any such Passage Material Contract in such manner as would permit any party to cancel or terminate any such Passage Material Contract, or would permit any party to seek material damages thereunder. As to Passage and its Subsidiaries, as of the date of this Agreement, each Passage Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Passage Material Contract to change, any material amount paid or payable to Passage or any of its Subsidiaries under any Passage Material Contract or any other material term or provision of any Passage Material Contract.

4.14	Compliance; Permits; Restrictions.
(a)
Passage and each of its Subsidiaries is, and since June 1, 2023 has been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Passage, threatened against Passage or any of its Subsidiaries. There is no agreement or Order binding upon Passage or any of its Subsidiaries which (i) could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Passage or any of its Subsidiaries, any acquisition of material property by Passage or any of its Subsidiaries or the conduct of business by Passage or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Passage’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)
Each of Passage and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Passage and the Merger Subs as currently conducted (collectively, the “Passage Permits”). Section 4.14(b) of the Passage Disclosure Schedule identifies each Passage Permit. Each of Passage and its Subsidiaries is in material compliance with the terms of such Passage Permits. No Legal Proceeding is pending or, to the Knowledge of Passage, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Passage Permit.

(c)
There are no Legal Proceedings pending or, to the Knowledge of Passage, threatened in writing with respect to an alleged material violation by Passage or any of its Subsidiaries of the FDCA or any other similar Law promulgated by a Drug Regulatory Agency.

(d)
Each of Passage and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Passage and the Merger Subs as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, in each case as currently conducted, of any of its product candidates (the “Passage Product Candidates”) (collectively, the “Passage Regulatory Permits”) and, since June 1, 2023, no such Passage Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner. Since June 1, 2023, Passage has maintained and is in compliance in all material respects with the terms of such Passage Regulatory Permits and neither Passage nor any of its Subsidiaries has, since June 1, 2023, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Passage Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Passage Regulatory Permit.

(e)
Except as set forth in Section 4.14(e) of the Passage Disclosure Schedule, all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Passage or its Subsidiaries, in which Passage or its Subsidiaries or their respective product candidates, including the Passage Product Candidates, have participated (collectively, “Passage Studies”), were and, if still pending, are being conducted in compliance in all material respects with any applicable regulations of the Drug Regulatory Agencies and other applicable Law to which such Passage Studies are or were subject, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither Passage nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Passage, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any such Passage Studies, other than ordinary course communications regarding the design and implementation of such Passage Studies.

(f)
Neither Passage nor any of its Subsidiaries, nor, to the Knowledge of Passage, any contract manufacturer with respect to any Passage Product Candidate, is the subject of any pending or, to the Knowledge of Passage, threatened investigation in respect of its business or products by the FDA pursuant to the Application Integrity Policy or any other similar Law. To the Knowledge of Passage, neither Passage nor any of its Subsidiaries nor any contract manufacturer with respect to any Passage Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Passage’s business or products that would violate the Application Integrity Policy or any other similar Law. Since June 1, 2023, none of Passage, any of its Subsidiaries, or to the Knowledge of Passage, any of their respective officers, employees, agents or contract manufacturers with respect to any Passage Product Candidate has been convicted of any crime that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Passage, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Passage, any of its Subsidiaries, any contract manufacturer with respect to any Passage Product Candidate, or any of its respective officers, employees or agents. Neither Passage nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g)
All manufacturing operations conducted by, or to the Knowledge of Passage, for the benefit of, Passage or its Subsidiaries in connection with any Passage Product Candidate, since June 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDCA, and to the extent applicable, the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)
None of Passage, its Subsidiaries or, to the Knowledge of Passage, any manufacturing site of a contract manufacturer, in each case with respect to such parties’ or such site’s activities conducted with respect to any Passage Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since June 1, 2023, received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with any applicable Law, and, to the Knowledge of Passage, neither the FDA nor any other Governmental Authority has threatened such action.
4.15	Legal Proceedings; Orders.
(a)
Except as set forth in Section 4.15 of the Passage Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Passage, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Passage or any of its Subsidiaries or any Passage Associate (in his or her capacity as such) or any of the material assets owned or used by Passage or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)
There is no Order to which Passage or any of its Subsidiaries, or any of the material assets owned or used by Passage or any of its Subsidiaries is subject. To the Knowledge of Passage, no officer or other Key Employee of Passage or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Passage or any of its Subsidiaries or to any material assets owned or used by Passage or any of its Subsidiaries.

4.16	Tax Matters.
(a)
Each of Passage and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Passage or any of its Subsidiaries does not file a particular type of Tax Return that Passage or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b)
All material amounts of Taxes due and owing by Passage and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Passage and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Passage Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Passage Balance Sheet.

(c)
Each of Passage and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)
There are no Encumbrances for material Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Passage or any of its Subsidiaries.

(e)
No deficiencies for a material amount of Taxes with respect to Passage or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Passage or any of its Subsidiaries. Neither Passage nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)
Neither Passage nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)	Neither Passage nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.
(h)
Neither Passage nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Passage). Neither Passage nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Passage and the Merger Subs) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i)	Neither Passage nor any of its Subsidiaries has been a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(j)
Neither Passage nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or other office or fixed place of business in a country other than the country in which it is organized.

(k)
Neither Passage nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(l)	Neither Passage nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).
(m)
Neither Passage nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date; (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date. Passage has not made any election under Section 965(h) of the Code.

(n)
Section 4.16(n) of the Passage Disclosure Schedule sets forth the entity classification of Passage and each of its Subsidiaries for U.S. federal income tax purposes. Neither Passage nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such existing classification. For U.S. federal income tax purposes, Merger Sub II is, and has been since formation, properly treated as an entity disregarded as separate from Passage.

(o)
Neither Passage nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Passage, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

4.17	Employee and Labor Matters; Benefit Plans.
(a)
Section 4.17(a) of the Passage Disclosure Schedule contains a complete and accurate list of all Passage employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; bonus potential; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b)
Section 4.17(b) of the Passage Disclosure Schedule contains a complete and accurate list as of the date hereof of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Passage and classified by Passage as other than employees, or compensated other than through wages paid by Passage through Passage’s payroll department (“Passage Contingent Workers”), showing for each Passage Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c)
Neither Passage nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Passage Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Passage, purporting to represent or seeking to represent any Passage Associates, including through the filing of a petition for representation election.

(d)	Section 4.17(d) of the Passage Disclosure Schedule lists all material Passage Employee Plans.
(e)	As applicable with respect to each material Passage Employee Plan, Passage has made available to Remix,

true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.
(f)
Each Passage Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code. To the Knowledge of Passage, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Passage Employee Plan or the Tax exempt status of any related trust.

(g)
Each Passage Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Passage, threatened with respect to any Passage Employee Plan. All material payments and/or contributions required to have been made with respect to all Passage Employee Plans have been made in accordance with the terms of the applicable Passage Employee Plan and applicable Law in all material respects and neither Passage nor any Passage ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Passage Employee Plan.

(h)
Neither Passage, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to, is required to contribute to or has any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i)
No Passage Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(j)	No Passage Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.
(k)
Each Passage Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has complied in all material respects with Section 409A of the Code, to the extent applicable, and no compensation has been or would reasonably be expected to be includable in the gross income of any Passage Associate as a result of the operation of Section 409A of the Code.

(l)
Passage and its Subsidiaries are, and since June 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. There are no Legal Proceedings pending or, to the Knowledge of Passage, threatened against Passage or any of its Subsidiaries relating to any labor or employment matters or any Passage Associate. Passage is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m)
Since June 1, 2023, (i) Passage has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Passage or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.
(n)
Since June 1, 2023, there has never been, nor to the Knowledge of Passage has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Passage or its Subsidiaries. No event has occurred within the past six (6) months, and, to the Knowledge of Passage, no condition or circumstance exists, that would reasonably be expected to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(o)
There is no contract, agreement, plan or arrangement to which Passage or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Passage Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p)
Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) will result in any (i) payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to a Passage Associate, (ii) increase in any benefits or the compensation payable under any Passage Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Passage or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Passage Employee Plan, or (v) “excess parachute payment” (within the meaning of Section 280G of the Code).

4.18
Environmental Matters. Since June 1, 2023, Passage and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Passage of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Passage Material Adverse Effect. Neither Passage nor any of its Subsidiaries has received since June 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Passage or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Passage, there are no circumstances that may prevent or interfere with Passage’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not have a Passage Material Adverse Effect. To the Knowledge of Passage: (a) no current or prior owner of any property leased or controlled by Passage or any of its Subsidiaries has received since June 1, 2023, any written notice or other communication relating to property owned or leased at any time by Passage or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Passage or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Passage nor any of its Subsidiaries has any material Liability under any Environmental Law.

4.19
Insurance. Passage has made available to Remix accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Passage and its Subsidiaries (including the Merger Subs). Each of such insurance policies is in full force and effect and Passage and its Subsidiaries (including the Merger Subs) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since June 1, 2023, neither Passage nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Passage and its Subsidiaries (including the Merger Subs) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Passage or such Subsidiary for which Passage or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Passage or any of its Subsidiaries of its intent to do so.
4.20
Transactions with Affiliates. Except as set forth in the Passage SEC Documents filed prior to the date of this Agreement, since the date of Passage’s last proxy statement filed in 2026 with the SEC, no event has occurred that would be required to be reported by Passage pursuant to Item 404 of Regulation S-K promulgated by the SEC.

4.21
No Financial Advisors. Except as set forth on Section 4.21 of the Passage Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Passage.

4.22
Valid Issuance; No Bad Actor. The Passage Common Stock to be issued in the First Merger (including any Passage Common Stock issuable upon conversion of pre-funded warrants to be issued in the First Merger) will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Passage, as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(l)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Passage or, to Passage’s Knowledge, any Passage Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

4.23	Privacy and Data Security.
(a)
Passage and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Passage Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Passage or any of its Subsidiaries in connection with the operation of Passage’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not have, individually or in the aggregate, a Passage Material Adverse Effect. To the Knowledge of Passage, Passage has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Passage Contracts, concerning the privacy, security, collection and use of Personal Information (“Passage Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of Passage had, and would not have, individually or in the aggregate, a Passage Material Adverse Effect. To the Knowledge of Passage, as of the date hereof, no claims have been asserted or threatened against Passage by any Person alleging a violation of Privacy Laws, Passage Privacy Policies and/or the applicable terms of any Passage Contracts relating to privacy, security, collection or use of Personal Information of any individuals and Passage has not received written notice of any of the same. To the Knowledge of Passage, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Passage data in the custody or control of Passage or any service provider acting on behalf of Passage, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Passage Contract.

(b)
The information technology assets and equipment of Passage and its Subsidiaries (collectively, “Passage IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Passage and its Subsidiaries as currently conducted, and to the Knowledge of Passage, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Passage and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Passage and its Subsidiaries, any other material confidential information and the integrity and security of Passage IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person.

4.24
No Other Representations or Warranties. Passage hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Remix nor any of its Subsidiaries nor any other person on behalf of Remix or its Subsidiaries makes any express or implied representation or warranty with respect to Remix or its Subsidiaries or with respect to any other information provided to Passage, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Remix set forth in Article III (in each case as qualified and limited by the Remix Disclosure Schedule)) none of Passage, or any of its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof). The representations and warranties of Passage set forth in this Section 4.24 shall apply mutatis mutandis with respect to the Original Merger Agreement and this Amended and Restated Agreement, except that with respect to the Original Merger Agreement, such representations and warranties shall be made as of the Original Execution Date and with respect to this Amended and Restated Agreement, such representations and warranties shall be made as of the A&R Execution Date.
ARTICLE V
COVENANTS
5.1
Conduct of Remix’s Business. From the date hereof until the earlier of the Initial Effective Time and the termination of this Agreement in accordance with Article VIII (the “Pre-Closing Period”), except as set forth on Section 5.1 of the Remix Disclosure Schedule, as required by applicable Law, as otherwise provided by this Agreement and the Contemplated Transactions or with Passage’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Remix shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to conduct its operations in the Ordinary Course of Business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.1 of the Remix Disclosure Schedule, as required by applicable Law, as otherwise specifically provided by this Agreement and the Contemplated Transactions or with Passage’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Remix shall not, and shall cause its Subsidiaries not to:

(a)
sell, lease, license or otherwise dispose of any material assets of Remix, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(b)
take any action with respect to any equity interests of Remix or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(c)	create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;
(d)	issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Remix Capital Stock or the securities of any Subsidiary of Remix;
(e)	create or otherwise incur any Encumbrance on any material asset of Remix or any of its Subsidiaries, other than Permitted Encumbrances;
(f)	make any loans, advances or capital contributions to, or investments in, any Person other than Remix;
(g)
adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 3.13 of the Remix Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms not materially less favorable to Remix or any of its Subsidiaries than the terms of such Contract in effect as of the date of this Agreement;

(h)
enter into any Contract that would be required to be disclosed in Section 3.13(a) of the Remix Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(i)
except as required by any Remix Employee Plan, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Remix Associate, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $500,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Remix and its Subsidiaries, (ii) grant or pay any bonuses to any Remix Associate other than in the Ordinary Course of Business, (iii) establish, enter into or adopt any new material Remix Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Remix Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Remix and its Subsidiaries or the Surviving Corporation, any existing Remix Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Remix Associate, other than any such acceleration occurring in the Ordinary Course of Business, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Remix Associate, other than in the Ordinary Course of Business, (v) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Remix Employee Plan or (vi) hire, terminate (other than for cause), promote or change the employment status or title of any Remix Associate, other than in the Ordinary Course of Business;
(j)	adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;
(k)
settle any material Legal Proceeding involving Remix or any of its Subsidiaries or relating to the transactions contemplated by this Agreement, in either case, for more than $100,000 individually or $250,000 in the aggregate;

(l)
make or change any material Tax election or Tax accounting method, change any annual Tax accounting period, amend any material Tax Return, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes;

(m)	take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;
(n)
make any material change in any method of financial accounting or financial accounting practice of Remix or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(o)	other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Remix or any of its Subsidiaries; or
(p)	agree or commit to do any of the foregoing.
Notwithstanding the generality of the foregoing, nothing set forth in this Section 5.1 shall restrict Remix’s rights to effectuate the Concurrent Financing upon the terms set forth in the Subscription Agreement on the date hereof. Nothing contained in this Agreement shall give Passage, directly or indirectly, the right to control or direct the operations of Remix prior to the Initial Effective Time. Prior to the Initial Effective Time, Remix shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.2
Conduct of Passage’s Business. During the Pre-Closing Period, except as set forth on Section 5.2 of the Passage Disclosure Schedule, as required by applicable Law, as otherwise provided by this Agreement and the Contemplated Transactions or with Remix’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Passage shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to conduct its operations in the Ordinary Course of Business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.2 of the Passage Disclosure Schedule, as required by applicable Law, as otherwise specifically provided by this Agreement and the Contemplated Transactions or with Remix’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Passage shall not, and shall cause its Subsidiaries not to:

(a)
sell, lease, license or otherwise dispose of any material assets of Passage, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(b)
except for the issuance of securities under this Agreement, take any action with respect to any equity interests of Passage or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(c)	create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;
(d)	issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Passage Common Stock or the securities of any Subsidiary of Passage;
(e)	create or otherwise incur any Encumbrance on any material asset of Passage, other than Permitted Encumbrances;
(f)	make any loans, advances or capital contributions to, or investments in, any Person other than Passage;
(g)
adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 4.13 of the Passage Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms, not materially less favorable to Passage or any of its Subsidiaries than the terms of such Contract in effect as of the date of this Agreement;

(h)
enter into any Contract that would be required to be disclosed in Section 4.13 of the Passage Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(i)
except as required by any Passage Employee Plan, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Passage Associate, (ii) grant or pay any bonuses to any Passage Associate, (iii) establish, enter into or adopt any new Passage Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Passage Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Passage and its Subsidiaries or the Surviving Corporation, any existing Passage Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Passage Associate, (iv) grant to any Passage Associate any right to receive, or pay to any Passage Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Passage Associate, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Passage Employee Plan or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any Passage Associate other than terminations of any Passage Associate who is not an officer of Passage;

(j)	adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;
(k)	settle any material Legal Proceeding involving Passage or relating to the transactions contemplated by this Agreement;
(l)
make or change any material Tax election or Tax accounting method, change any annual Tax accounting period, amend any material Tax Return; enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes;

(m)	take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(n)
make any material change in any method of financial accounting or financial accounting practice of Passage, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(o)	other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Passage; or
(p)	agree or commit to do any of the foregoing.
Notwithstanding the generality of the foregoing, nothing set forth in this Section 5.2 shall restrict Passage’s right to effectuate the Legacy Asset Disposition. Nothing contained in this Agreement shall give Remix, directly or indirectly, the right to control or direct the operations of Passage prior to the Initial Effective Time. Prior to the Initial Effective Time, Passage shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.3	Access and Investigation.
(a)
Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Passage, on the one hand, and Remix, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary or appropriate, in each case of clauses (i), (ii) and (iii), solely for the purpose of consummating the Contemplated Transactions, and (iv) provide the other Party with copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Passage or Remix pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b)
Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would (i) require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, (ii) result in the disclosure of any trade secrets of any Party or any of its Subsidiaries, (iii) result in the disclosure of any documents or information reasonably pertinent to any adverse Legal Proceeding between Remix or any of its Affiliates, on the one hand, and Passage or any of its Affiliates, on the other hand, or (iv) violate any applicable Law or the terms or conditions of any Remix Contract or Passage Contract (the exceptions set forth in clauses (i)-(iv), collectively, the “Access Exceptions”); provided that such Party or its Subsidiary (A) shall be entitled to withhold only such information that may not be provided without causing such violation, disclosure or waiver, (B) shall provide to the other Party all related information that may be provided without causing such violation, disclosure or waiver (including, to the extent permitted, redacted versions of any such information) and (C) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation, disclosure or waiver (the requirements set forth in clauses (A)-(C), collectively, the “Access Exception Efforts”).

5.4	No Solicitation.
(a)
Each of Passage and Remix agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person (other than Remix or Passage) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Sections 5.8 and 5.9), (v) subject to Sections 5.8 and 5.9, execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.4(b) (such letter of intent or Contract, an “Alternative Acquisition Agreement”) or (vi) publicly propose to do any of the foregoing. For the avoidance of doubt, Remix may engage in ordinary-course business development activities, including responding to inquiries or furnishing third parties information with respect to Remix or its business, in each case, without complying with the requirements of this Section 5.4.
(b)
Notwithstanding anything contained in Section 5.4(a) and subject to compliance with Section 5.4(a), prior to the approval of this Agreement by Passage’s stockholders (i.e., the Required Passage Stockholder Vote), Passage may furnish non-public information regarding Passage and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal of Passage which the Passage Board determines in good faith, after consultation with Passage’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Passage nor any Representative of Passage shall have breached Section 5.4(a) in any material respect, (B) the Passage Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Passage Board under applicable Law, (C) Passage gives Remix prior written notice of Passage’s intention to furnish non-public information to, or enter into discussions with, such Person, (D) Passage receives from such Person an executed Acceptable Confidentiality Agreement and (E) substantially concurrently with furnishing any such non-public information to such Person, Passage furnishes such non-public information to Remix (to the extent such information has not been previously furnished by Passage to Remix). Without limiting the generality of the foregoing, Passage acknowledges and agrees that, in the event any Representative of Passage takes any action in its capacity as a Representative of Passage that, if taken by Passage, would constitute a breach of Section 5.4(a) by Passage, the taking of such action by such Representative shall be deemed to constitute a breach of Section 5.4(a) by Passage for purposes of this Agreement.

(c)
Notwithstanding anything contained in Section 5.4(a) and subject to compliance with Section 5.4(a), prior to the approval of this Agreement by Remix’s stockholders (i.e., the Required Remix Stockholder Vote), Remix may furnish non-public information regarding Remix and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal of Remix which the Remix Board determines in good faith, after consultation with Remix’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Remix nor any Representative of Remix shall have breached Section 5.4(a) in any material respect, (B) the Remix Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Remix Board under applicable Law, (C) Remix gives Passage prior written notice of Remix’s intention to furnish non-public information to, or enter into discussions with, such Person, (D) Remix receives from such Person an executed Acceptable Confidentiality Agreement and (E) substantially concurrently with furnishing any such non-public information to such Person, Remix furnishes such non-public information to Passage (to the extent such information has not been previously furnished by Remix to Passage). Without limiting the generality of the foregoing, Remix acknowledges and agrees that, in the event any Representative of Remix takes any action in its capacity as a Representative of Remix that, if taken by Remix, would constitute a breach of Section 5.4(a) by Remix, the taking of such action by such Representative shall be deemed to constitute a breach of Section 5.4(a) by Remix for purposes of this Agreement.

(d)
If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and provide a copy of the Acquisition Proposal or Acquisition Inquiry, or if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
(e)
Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any non-public information provided to such Person.

5.5
Notification of Certain Matters. During the Pre-Closing Period, each of Remix, on the one hand, and Passage, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (ii) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (iii) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (iv) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VI impossible or materially less likely. No such notice shall be deemed to supplement or amend the Remix Disclosure Schedule or the Passage Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Remix or Passage in this Agreement or (B) determining whether any condition set forth in Article VI has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 6.2(b) or 6.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

5.6	Legacy Asset Disposition
(a)
Prior to the Closing Date, Passage shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest any or all of the assets and rights primarily relating to Passage’s full AAV particle purification method or other inventions generated by Passage Bio in connection with its PBFT02 clinical studies (the “Legacy Assets”) in a transaction or series of transactions (the “Legacy Asset Disposition”); provided that Passage (i) keeps Remix reasonably informed with respect to the status and terms of any potential Legacy Asset Disposition, (ii) does not provide any non-public information of Passage to any third parties unless such third party has executed an Acceptable Confidentiality Agreement, (iii) furnishes such non-public information to be provided such third party to Remix (to the extent such information has not been previously furnished by Passage to Remix) substantially concurrently with furnishing any such non-public information to such third party, (iv) provides Remix with a copy of any definitive agreement providing for a Legacy Asset Disposition at least five Business Days prior to entry into such agreement and (v) as promptly as practicable after the consummation of any Legacy Asset Disposition, notifies Remix of any such consummation. Passage may not enter into any agreement with respect to the Legacy Asset Disposition that would result in a continuing obligation or liability to Passage, the Surviving Corporation or any of their respective Affiliates without the prior written consent of Remix (which consent shall not be unreasonably withheld, conditioned or delayed). Each Party acknowledges that Passage may, in contemplation of the Legacy Asset Disposition, (A) establish one or more Subsidiaries to hold the Legacy Assets, (B) transfer to any such Subsidiary any or all of the Legacy Assets and the liabilities and obligations related thereto and (C) take such other steps that are reasonably necessary to prepare for the Legacy Asset Disposition. If Passage transfers the Legacy Assets to one or more Subsidiaries, the terms of this Section 5.6(a) shall apply to such Subsidiaries in addition to Passage. Each Party further acknowledges that Passage may not be successful in completing, or may determine not to proceed, with the Legacy Asset Disposition.

(b)
For the avoidance of doubt, any sale, transfer, license, assignment or other divestiture of Legacy Assets on or after the Closing Date shall be governed by the terms and conditions of the CVR Agreement.

5.7	Registration Statement; Proxy Statement
(a)
As promptly as practicable (but in any event, no later than twenty (20) Business Days) after the date of this Agreement, (i) Passage, in cooperation with Remix, shall prepare and file with the SEC a proxy statement relating to the Passage Stockholder Meeting to be held in connection with the First Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Passage, in cooperation with Remix, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Passage Common Stock to be issued (or reserved for issuance) by virtue of the First Merger. Each of Passage and Remix shall use their commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Passage Common Stock pursuant to the First Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.
(b)
Passage covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Remix covenants and agrees that the information supplied by or on behalf of Remix and its Subsidiaries to Passage for inclusion in the Registration Statement (including the Remix Audited Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Passage makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) based on information provided by Remix or its Subsidiaries or any of their Representatives for inclusion therein. Remix and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments on the SEC prior to the filing thereof with the SEC; provided, however, that the foregoing shall not apply to any amendment to the Registration Statement pertaining to a Passage Board Adverse Recommendation Change. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.

(c)
Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Passage’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Passage, any Merger Sub or Remix become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Passage stockholders.

(d)
Remix shall reasonably cooperate with Passage and provide, and cause its Representatives to provide, Passage and its Representatives, with all true, correct and complete information regarding Remix and its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Passage to be included in the Registration Statement. Remix will use commercially reasonable efforts to cause Remix’s independent accounting firm to deliver any consent that Passage is required to file with the SEC with respect to the inclusion of the independent accounting firm’s opinion on the audited financial statements of Remix in any filing of the Registration Statement with the SEC.

5.8	Remix Stockholder Written Consent.
(a)
Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, Remix shall prepare, with the cooperation of Passage, and cause to be distributed to its stockholders the Remix Stockholder Written Consent, which shall include a copy of the Proxy Statement and a statement to the effect that the Remix Board recommended that Remix’s stockholders vote to approve the Remix Stockholder Matters (the recommendation of the Remix Board being referred to as the “Remix Board Recommendation” and the materials distributed to Remix’s stockholders, the “Remix Stockholder Consent Solicitation Materials”), in order to solicit the approval of Remix’s stockholders, including but not limited to Remix’s stockholders sufficient for the Required Remix Stockholder Vote in lieu of a meeting pursuant to Section 228 of Delaware Law, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, and (ii) acknowledging that the approval given thereby is irrevocable. Remix shall use its reasonable best efforts to cause Remix’s stockholders sufficient for the Required Remix Stockholder Vote to execute and deliver to Remix the Remix Stockholder Written Consent promptly following delivery thereof, and in any event no later than fifteen (15) days after the Registration Statement has been declared effective. Promptly following receipt of the duly executed Remix Stockholder Written Consent, Remix shall deliver a copy of the duly executed Remix Stockholder Written Consent to Passage. Under no circumstances shall Remix assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.
(b)
Promptly following receipt of the Required Remix Stockholder Vote, Remix shall prepare and mail a notice to every stockholder of Remix that did not execute the Remix Stockholder Written Consent, which shall include a copy of the Proxy Statement (the “Information Statement”). The Information Statement shall (i) provide the stockholders of Remix to whom it is sent with notice of the actions taken in the Remix Stockholder Written Consent, including the adoption and approval of this Agreement, the Mergers and the other Contemplated Transactions in accordance with Section 228(e) of Delaware Law and Remix’s Organizational Documents and (ii) contain the notice of availability of appraisal rights and related disclosure required by Section 262 of Delaware Law.

(c)
Remix agrees that, subject to Section 5.8(d): (i) the Remix Board shall recommend that the holders of Remix Capital Stock vote to adopt and approve this Agreement and the Contemplated Transactions, including the Mergers, the Remix Preferred Stock Conversion, and the Remix Charter Amendment, as required under Delaware Law and Remix’s Organizational Documents (the “Remix Stockholder Matters”) and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.8(a), (ii) the Remix Stockholder Written Consent Materials shall include the Remix Board Recommendation and (iii) the Remix Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Remix Board shall not publicly propose to withhold, amend, withdraw or modify the Remix Board Recommendation) in a manner adverse to Passage, and no resolution by the Remix Board or any committee thereof to withdraw or modify the Remix Board Recommendation in a manner adverse to Passage or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Remix Board Adverse Recommendation Change”).

(d)
Notwithstanding anything to the contrary contained in Section 5.8(c), and subject to compliance with Section 5.4 and Section 5.8, if at any time prior to the approval of the Remix Stockholder Matters by the Required Remix Stockholder Vote, Remix receives a bona fide written Superior Offer, the Remix Board may make a Remix Board Adverse Recommendation Change if, but only if, in the receipt of and on account of such Superior Offer, (i) the Remix Board determines in good faith, after consultation with its outside legal counsel, that the failure to make a Remix Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Remix has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Passage in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Passage shall have delivered to Remix a written offer to alter the terms or conditions of this Agreement during the Notice Period (or if Passage declines to do so), the Remix Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Remix Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement, if any); provided that (x) Passage receives written notice from Remix confirming that the Remix Board has determined to change its recommendation during the Notice Period, which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Passage shall be entitled to deliver to Remix one or more counterproposals to such Acquisition Proposal and Remix will, and cause its Representatives to, negotiate with Passage in good faith (to the extent Passage desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Remix’s stockholders would receive as a result of such potential Superior Offer), Remix shall be required to provide Passage with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.8(d) and the Remix Board shall not make a Remix Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(e)
Subject to Section 8.1, Remix’s obligation to solicit the consent of its stockholders to sign the Remix Stockholder Written Consent in accordance with Section 5.8(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or Acquisition Inquiry, or by any Remix Board Adverse Recommendation Change.

5.9	Passage Stockholder Meeting.
(a)
Passage shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Passage Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Passage Common Stock to the stockholders of Remix pursuant to the terms of this Agreement (i.e., the Nasdaq Issuance Proposal) and the adoption of the Amended and Restated Passage Charter, and, if the Passage Board determines to complete the Reverse Stock Split, an amendment to Passage’s certificate of incorporation to effect the Reverse Stock Split (the “Reverse Stock Split Proposal”) (collectively, the “Passage Stockholder Matters” and such meeting, the “Passage Stockholder Meeting”). The Passage Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Passage shall take reasonable measures to ensure that all proxies solicited in connection with the Passage Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Passage Stockholder Meeting, or a date preceding the date on which the Passage Stockholder Meeting is scheduled, Passage reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Passage Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Passage Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Passage Stockholder Meeting, Passage may postpone or adjourn, or make one or more successive postponements or adjournments of, the Passage Stockholder Meeting as long as the date of the Passage Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(b)
Passage agrees that, subject to Section 5.9(c): (i) the Passage Board shall recommend that the holders of Passage Common Stock vote to approve the Passage Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.9(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Passage Board recommends that Passage’s stockholders vote to approve the Passage Stockholder Matters (the recommendation of the Passage Board being referred to as the “Passage Board Recommendation”) and (iii) the Passage Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Passage Board shall not publicly propose to withhold, amend, withdraw or modify the Passage Board Recommendation) in a manner adverse to Remix, and no resolution by the Passage Board or any committee thereof to withdraw or modify the Passage Board Recommendation in a manner adverse to Remix or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Passage Board Adverse Recommendation Change”).

(c)
Notwithstanding anything to the contrary contained in Section 5.9(b), and subject to compliance with Section 5.4 and Section 5.9, if at any time prior to the approval of Passage Stockholder Matters by the Required Passage Stockholder Vote, Passage receives a bona fide written Superior Offer, the Passage Board may make a Passage Board Adverse Recommendation Change if, but only if, in the receipt of and on account of such Superior Offer, (i) the Passage Board determines in good faith, after consultation with its outside legal counsel, that the failure to make a Passage Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Passage has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Remix in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Remix shall have delivered to Passage a written offer to alter the terms or conditions of this Agreement during the Notice Period (or if Remix declines to do so), the Passage Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Passage Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement, if any); provided that (x) Remix receives written notice from Passage confirming that the Passage Board has determined to change its recommendation during the Notice Period, which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Remix shall be entitled to deliver to Passage one or more counterproposals to such Acquisition Proposal and Passage will, and cause its Representatives to, negotiate with Remix in good faith (to the extent Remix desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Passage’s stockholders would receive as a result of such potential Superior Offer), Passage shall be required to provide Remix with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.9(c) and the Passage Board shall not make a Passage Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(d)
Passage’s obligation to call, give notice of and hold the Passage Stockholder Meeting in accordance with Section 5.9(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Passage Board Recommendation.

(e)
Nothing contained in this Agreement shall prohibit Passage or the Passage Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Passage or the Passage Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Passage is unable to take a position with respect to the bidder’s tender offer unless the Passage Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law, (ii) informing any Person of the existence of the provisions contained in Section 5.4 or (iii) making any disclosure that the Passage Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law or by any listing or trading rules or regulations of Nasdaq; provided that, in the case of (iii), Passage shall provide Remix with a reasonable opportunity to review any such disclosure prior to the making thereof (to the extent practicable) and shall consider in good faith any comments from Remix thereto; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) that constitutes a Passage Board Adverse Recommendation Change shall be subject to Section 5.9(c).

5.10	Efforts; Regulatory Approvals.
(a)
The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to obtain and maintain as promptly as practicable the expiration or termination of any applicable waiting period under any applicable antitrust, competition, investment or similar Laws, (iv) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (v) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b)	Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.
(c)
In connection with, and without limiting, the efforts referenced in Section 5.10(a), Passage and Remix shall (i) furnish, or cause to be furnished, to the other Party, such necessary information and reasonable assistance as the other Party may request in connection with its preparation of any filing or submission that is required to be filed by such Party to any Governmental Authority with respect to the Contemplated Transactions (subject to clause (i) of the definition of Access Exceptions and the requirements of the Access Exception Efforts), (ii) permit the other Party and its counsel to review any filing or submission prior to forwarding to the Governmental Authorities (except where such material is reasonably determined by a Party to be competitively sensitive to such Party in which case it will be provided, subject to applicable Law, to the other Party’s counsel on an “external counsel only” basis) and consider in good faith any comments made by such other Party, (iii) keep each other reasonably apprised of the status of, and provide the other Party with copies of (to the extent made in writing), any communications with, and any inquiries or requests for additional information from, any Governmental Authorities and comply as promptly as practicable with any such inquiry or request and (iv) not participate in any meeting or discussion, either in person or by telephone or videoconference, with any Governmental Authority in connection with the Contemplated Transactions, unless (A) it provides the other Party with reasonable advance notice and (B) gives the other Party and its counsel the opportunity to attend and participate; provided that a Party shall not be required to give the other Party the opportunity to attend and participate to the extent prohibited by such Governmental Authority.

5.11
Disclosures. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Remix and Passage may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Remix and Passage in compliance with this Section 5.11. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made with respect to (i) an Acquisition Proposal, (ii) a Passage Board Adverse Recommendation Change with respect to Passage only pursuant to Section 5.9(e) or (iii) a Remix Board Adverse Recommendation Change with respect to Remix.

5.12
Passage Options. Prior to the Closing, the Passage Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to cause the vesting and exercisability of each unexpired, unexercised and unvested Passage Option to be accelerated in full, effective as of immediately prior to the Initial Effective Time. Following the Closing, each unexpired and unexercised Passage Option shall continue on the same terms and conditions in effect as of immediately prior to the Initial Effective Time.

5.13
Passage Restricted Stock Unit Awards. Prior to the record date for the Pre-Closing Distribution, the Passage Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (a) the vesting of each outstanding and unvested Passage Restricted Stock Unit Award shall be accelerated in full effective as of no later than the day immediately prior to the record date for the Pre-Closing Distribution, and (b) for each outstanding and unsettled Passage Restricted Stock Unit Award, the holder thereof shall receive, no later than the day immediately prior to the record date for the Pre-Closing Distribution, a number of shares of Passage Common Stock equal to the number of vested and unsettled shares of Passage Common Stock underlying such Passage Restricted Stock Unit Award. Notwithstanding anything herein to the contrary, the Tax withholding obligations for each holder receiving shares of Passage Common Stock in accordance with the preceding sentence shall be satisfied by Passage withholding from issuance that number of shares of Passage Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Passage Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities (the amount of such cash, the “RSU Withholding Amount”).
5.14
Passage ESPP. As soon as reasonably practicable (and within five days) following the date of this Agreement, the Passage Board shall adopt appropriate resolutions and take all other necessary actions to provide that (a) no new offering periods or purchase periods under the Passage ESPP shall be commenced and (b) the Passage ESPP shall be terminated effective on the day prior to the Closing Date.

5.15	Indemnification of Officers and Directors
(a)
From the Initial Effective Time through the sixth anniversary of the date on which the Initial Effective Time occurs (or, if a D&O Indemnified Party (defined below) asserts a claim for indemnification or other protections pursuant to this Section 5.15 prior to the end of such six-year period, then until the date that such claim is resolved and all Costs associated therewith have been indemnified), each of Passage and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Initial Effective Time, a director or officer of Passage or Remix, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Passage or of Remix, whether asserted or claimed prior to, at or after the Initial Effective Time, in each case, to the fullest extent permitted under Delaware Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Passage and the Surviving Corporation, jointly and severally, upon receipt by Passage or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Passage, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)
The provisions of Passage’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Passage that are presently set forth in Passage’s Organizational Documents shall not be amended, modified or repealed for a period of six years from the Initial Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Initial Effective Time, were officers or directors of Passage, unless such modification is required by applicable Law. The Surviving Corporation’s Organizational Documents shall contain, and Passage shall cause the certificate of incorporation of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Remix’s Organizational Documents.

(c)
From and after the Initial Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Remix to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Remix’s Organizational Documents and pursuant to any indemnification agreements between Remix and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Initial Effective Time and (ii) Passage shall fulfill and honor in all respects the obligations of Passage to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Passage’s Organizational Documents and pursuant to any indemnification agreements between Passage and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Initial Effective Time.

(d)
From and after the Initial Effective Time, Passage shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Passage. In addition, Passage shall purchase, prior to the Initial Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of directors’ and officers’ liability coverage of Passage’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the

Initial Effective Time with respect to any claim related to any period of time at or prior to the Initial Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Passage’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Passage by reason of him or her serving in such capacity that existed or occurred at or prior to the Initial Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Passage’s initial public offering of shares of Passage Common Stock).
(e)
The provisions of this Section 5.15 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Passage and Remix by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(f)
In the event Passage or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Passage or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.15. Passage shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.15.

5.16	Tax Matters.
(a)
All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne and paid 50% by Passage and 50% by Remix. The Person required by applicable law shall timely file any Tax Return or other document with respect to such Transfer Taxes.

(b)
At the Closing, Remix shall deliver to Passage a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Passage; provided, however, that Passage’s only remedy for Remix’s failure to provide such form or certificate will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code, and Remix’s failure to provide any such form or certificate will not be deemed to be a failure of the conditions set forth in Article VI to have been met.

(c)
The parties intend that, for United States federal income tax purposes, the Mergers, taken together, will qualify for the Intended Tax Treatment. The Mergers shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Mergers as qualifying for the Intended Tax Treatment.

(d)
If, in connection with the preparation and filing of the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Mergers and the Intended Tax Treatment be prepared and submitted (a “Tax Opinion”), (i) Passage and Remix shall each use their respective reasonable best efforts to deliver to Fenwick & West LLP, counsel to Passage, and to Latham & Watkins LLP, counsel to Remix, customary Tax representation letters satisfactory to each such counsel, dated and executed as of such date(s) as determined to be reasonably necessary by each such counsel in connection with the preparation and filing of such Registration Statement or any other filing required by applicable Law, (ii) Passage shall use its reasonable best efforts to cause Fenwick & West LLP to furnish a Tax Opinion addressed to Passage, subject to customary assumptions and limitations, satisfactory to the SEC and (iii) Remix shall use its reasonable best efforts to cause Latham & Watkins LLP to furnish a Tax Opinion addressed to Remix, subject to customary assumptions and limitations, satisfactory to the SEC.

5.17	Listing. At or prior to the Initial Effective Time, Passage shall use commercially reasonable efforts to

(a) maintain a listing on Nasdaq until the Initial Effective Time and, to the extent required by the rules and regulations of Nasdaq, to obtain approval of the listing of the combined company on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Passage Common Stock to be issued in connection with the Contemplated Transactions and to cause such shares to be approved for listing; (c) prepare and timely submit to Nasdaq a notification form of the Reverse Stock Split (if applicable) and a copy of the Amended and Restated Passage Charter, certified by the Secretary of State of the State of Delaware, to Nasdaq on or before the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Remix in preparing and filing an initial listing application for the Passage Common Stock on Nasdaq (the “Nasdaq Listing Application”). Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.17.
5.18
Legends. Passage shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Passage Common Stock to be received in the First Merger by equityholders of Remix who may be considered “affiliates” of Passage for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Passage Common Stock.

5.19	Officers and Directors
(a)	Directors and Officers of Passage.
(i)
Passage shall cause, effective as of the Initial Effective Time, the Passage Board to consist of nine individuals, each as set forth on Section 5.19(a)(i) of the Passage Disclosure Schedule. If any individual set forth on Section 5.19(a)(i) of the Passage Disclosure Schedule is unable or unwilling to serve as a director of Passage, Remix shall designate a successor designee.

(ii)
Passage shall cause the directors and officers of Passage listed on Section 5.19(a)(ii) of the Passage Disclosure Schedule to sign written resignations in forms reasonably satisfactory to Remix, dated on or before the Closing Date and effective as of the Initial Effective Time.

(iii)
Immediately following the Initial Effective Time, Passage shall take all necessary action to appoint the officers of Remix to become the equivalent officers of Passage until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b)	Directors and Officers of the Surviving Corporation.
(i)
The Parties shall take all actions necessary (A) so that from and after the Initial Effective Time, the Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 5.19(b) of the Passage Disclosure Schedule and (B) to secure the resignations of the existing members of the committees of the Surviving Corporation, if any.

(ii)
The Parties shall take all actions necessary so that the officers of Remix immediately prior to the Initial Effective Time shall, from and after the Initial Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(iii)
On the Closing Date, the Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to Remix with each individual to be appointed to, or serving on, the board of directors of the Surviving Corporation upon the Closing, which indemnification agreements shall continue to be effective following the Closing.

5.20
Termination of Certain Agreements and Rights. Remix shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between

Remix and any holders of Remix Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights to be terminated immediately prior to the Initial Effective Time, without any liability being imposed on the part of Passage or the Surviving Corporation.
5.21
Section 16 Matters. Prior to the Initial Effective Time, Passage shall take all such steps as may be required to cause any acquisitions of Passage Common Stock and any options to purchase Passage Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Passage, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.22	Allocation Certificate
(a)
Remix will prepare and deliver to Passage at least two (2) Business Days prior to the Closing Date a certificate signed by an executive officer of Remix in a form reasonably acceptable to Passage setting forth (as of immediately prior to the Initial Effective Time) (a) each holder of Remix Capital Stock (after giving effect to the Remix Preferred Stock Conversion, the Remix Convertible Notes Conversion and the treatment of the Remix Warrants in accordance with their terms and conditions), (b) such holder’s name and address, (c) the number and type of Remix Capital Stock held as of the Closing Date for each such holder, (d) the number of shares of Passage Common Stock to be issued to such holder pursuant to this Agreement in respect of the Remix Capital Stock held by such holder as of immediately prior to the Initial Effective Time, and (e) each investor in the Concurrent Financing, the total investment to be made by such investor in the Concurrent Financing, the percentage of the Concurrent Financing Proceeds represented by such stockholder’s investment in the Concurrent Financing, and the number of shares of Passage Common Stock to be issued to such holder pursuant to this Agreement (the “Allocation Certificate”). For the avoidance of doubt, the Allocation Certificate shall be prepared in good faith, in accordance with the Organizational Documents of Remix and contracts applicable to Remix Capital Stock, Remix Options and Remix Warrants, and shall show each holder’s percentage ownership interest in Remix on a fully diluted basis.

(b)
Passage will prepare and deliver to Remix at least two (2) Business Days prior to the Closing Date a certificate signed by an executive officer of Passage in a form reasonably acceptable to Remix setting forth (as of immediately prior to the Initial Effective Time) the Passage Outstanding Shares (the “Passage Outstanding Shares Certificate”).

5.23
Obligations of Merger Subs. Passage will take all action necessary to cause each Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

5.24
Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of Remix, the Remix Board, Passage and the Passage Board, as applicable, shall grant such approvals and take such actions as are necessary, to the extent permitted by Law, so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.25
Stockholder Litigation. Prior to the Initial Effective Time, Passage shall provide Remix with reasonably prompt notice of any stockholder litigation against Passage or any of its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”), including by providing copies of all pleadings with respect thereto, and shall keep Remix reasonably informed with respect to the status thereof. Prior to the Initial Effective Time, Passage will, to the extent that the attorney-client privilege is not undermined or otherwise adversely affected, (a) provide Remix the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of Passage prior to such filing or submission, and Passage shall consider such comments in good faith, (b) give Remix a reasonable opportunity to review in advance all materials proposed to be delivered by or on behalf of Passage in connection with any discovery or document production with respect to such Transaction Litigation, (c) give Remix the right to participate in the defense, settlement or prosecution of any Transaction Litigation and (d) reasonably consult with Remix with respect to the defense, settlement and prosecution of any Transaction Litigation. Passage may not compromise or settle, or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Remix has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.25, “participate” means that Passage shall keep Remix reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Remix may offer comments or suggestions with respect to such Transaction Litigation which Passage shall consider in good faith.
5.26	Concurrent Financing.
(a)
Subject to the terms and conditions of this Agreement, Remix shall use commercially reasonable efforts to obtain the Concurrent Financing on the terms and conditions described in the Subscription Agreement and satisfy the conditions to the Concurrent Financing as described in the Subscription Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Subscription Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent Financing, or otherwise expands, amends or modifies any other provision of the Subscription Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent Financing (or satisfaction of the conditions to the Concurrent Financing) at or substantially simultaneously with the Closing or (y) adversely impact the ability of Remix to enforce its rights against other parties to the Subscription Agreement. Remix shall promptly deliver to Passage copies of any such termination, amendment, modification, waiver or replacement.

(b)
Remix shall use commercially reasonable efforts (i) to maintain in effect the Subscription Agreement, (ii) to enforce its rights under the Subscription Agreement and (iii) to comply with its obligations under the Subscription Agreement.

(c)
Remix shall give Passage prompt notice (i) of any breach or default by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of which Remix becomes aware, (ii) of the receipt of any written notice or other written communication from any Purchaser with respect to any (x) actual breach, default, termination or repudiation by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of any provisions of the Subscription Agreement or definitive agreements related to the Concurrent Financing or (y) material dispute or disagreement relating to the Concurrent Financing with respect to the obligation to fund the Concurrent Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason Remix believes in good faith that it will not be able to obtain all or any portion of the Concurrent Financing on the terms and conditions, in the manner or from the sources contemplated by the Subscription Agreement or definitive agreements related to the Concurrent Financing. Remix shall promptly provide information reasonably requested by Passage relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

5.27	Passage Equity Plans.
(a)
Prior to the effectiveness of the Form S-4, Passage will use commercially reasonable efforts to cause the Passage Board to adopt the 2026 Equity Incentive Plan, effective as of the Initial Effective Time and subject to the Closing and the approval of the stockholders of Passage prior to the Closing, and will include provisions in the Proxy Statement for the stockholders of Passage to approve the 2026 Equity Incentive Plan. Subject to the approval of the 2026 Equity Incentive Plan by the stockholders of Passage prior to the Initial Effective Time, Passage shall file with the SEC, promptly after the Initial Effective Time and at Remix’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Passage, relating to the shares of Passage Common Stock issuable with respect to the 2026 Equity Incentive Plan.

(b)
Prior to the effectiveness of the Form S-4, Passage will use commercially reasonable efforts to cause the Passage Board to adopt the 2026 ESPP, effective as of the Initial Effective Time and subject to the Closing and approval of the stockholders of Passage prior to the Closing, and will include provisions in the Proxy Statement for the stockholders of Passage to approve the 2026 ESPP. Subject to the approval of the 2026

ESPP by the stockholders of Passage prior to the Initial Effective Time, Passage shall file with the SEC, promptly after the Initial Effective Time and at Remix’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Passage, relating to the shares of Passage Common Stock issuable with respect to the 2026 ESPP.
(c)	For the avoidance of doubt, approval of the 2026 Plans by the stockholders of Passage shall not be a condition to Closing.
5.28
Passage 401(k) Plan. Unless otherwise requested by Remix in writing at least ten (10) Business Days prior to the Closing Date, the Passage Board or an authorized committee thereof shall take (or cause to be taken) all actions to adopt such resolutions as may be necessary or appropriate to (a) terminate, effective no later than the day prior to the Closing Date but subject to the Closing, any Passage Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Passage 401(k) Plan”) or, if applicable, (b) withdraw as a participating employer in the Passage 401(k) Plan, spin-off the portion of the Passage 401(k) Plan maintained by Passage (the “Spun-Off Plan”) and terminate the Spun-Off Plan, effective no later than the day prior to the Closing Date but subject to the Closing. If Passage is required to terminate any Passage 401(k) Plan or Spun-Off Plan, then Passage shall provide to Remix prior to the Closing Date written evidence of the adoption by the Passage Board or an authorized committee thereof of resolutions authorizing the termination of such Passage 401(k) Plan or Spun-Off Plan (the form and substance of which shall be subject to the reasonable prior review and approval of Remix).

5.29
Employees. Prior to the Closing, the Passage Board shall adopt appropriate resolutions and Passage and the Passage Board shall take all other actions necessary and appropriate to cause the employment of each employee of Passage to be terminated as of the Closing.

5.30
Section 280G. As promptly as practicable (and in any event within fifteen (15) Business Days) following the date of this Agreement, Passage shall deliver to Remix a list of each “disqualified individual” (as defined in Section 280G of the Code) of Passage and (i) Passage’s reasonable, good faith estimate of the “parachute payments” (within the meaning of Section 280G of the Code) that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual and (iii) the underlying documentation on which such calculations are based. Such information shall be updated and delivered to Remix not later than five (5) Business Days prior to the Closing Date. From and after the date hereof, Passage shall reasonably cooperate with Remix to limit potential adverse Tax consequences under Section 280G of the Code and shall not engage in any action outside the ordinary course of business that is primarily intended to reduce or mitigate a potential parachute payment or excise taxes under Section 280G of the Code without prior consultation with Remix, and with respect to the valuing of any non-competition agreements or commission of any reasonable compensation studies, without the prior approval by Remix (such approval not to be unreasonably withheld, conditioned or delayed). In connection with the foregoing, Remix shall provide Passage with any agreement, arrangement or Contract entered into or negotiated by Remix and a disqualified individual prior to the Closing Date that could reasonably be considered to be or provide for “parachute payments” within the meaning of Section 280G of the Code and shall cooperate with the Passage in good faith in order to calculate or determine the value (for purposes of Section 280G of the Code) of any such parachute payments.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE MERGERS
6.1
Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a)
No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(b)	Passage shall have obtained the Required Passage Stockholder Vote.
(c)	Remix shall have obtained the Required Remix Stockholder Vote.
(d)
The approval of the listing of the additional shares of Passage Common Stock on Nasdaq shall have been obtained and the shares of Passage Common Stock to be issued in the First Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq and the Amended and Restated Passage Charter shall have been duly filed with the Secretary of State of the State of Delaware.

(e)	The Remix Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.
(f)
The Subscription Agreement and the Remix Note Purchase Agreement (2026) shall each be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall have been received by Remix, or will be received by Remix prior to or substantially simultaneously with the Closing, in connection with the Concurrent Financing.

(g)	The Passage Lock-Up Agreements and Remix Lock-Up Agreements will continue to be in full force and effect as of immediately following the Initial Effective Time.
(h)
The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to such Registration Statement that has not been withdrawn.

(i)	Remix shall have effected the Remix Preferred Stock Conversion.
6.2
Conditions Precedent to Obligations of Remix. The obligations of Remix to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Remix, at or prior to the Closing, of each of the following conditions:

(a)
Each of the Passage Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Passage Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Passage and the Merger Subs contained in this Agreement (other than the Passage Fundamental Representations and the Passage Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Passage Material Adverse Effect (without giving effect to any references therein to any Passage Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Passage Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b)
Passage and Merger Subs shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c)	A Passage Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d)	The existing shares of Passage Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.
(e)
Passage shall have delivered to Remix a certificate (the “Passage Closing Certificate”), dated the Closing Date and signed by an executive officer of Passage, certifying to the effect that (i) the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied and (ii) the information set forth in the Passage Outstanding Shares Certificate delivered by Passage in accordance with Section 5.22(b) is true and accurate in all respects as of the Closing Date.

(f)
Remix shall have received true and complete copies of all documentation for each Legacy Asset Disposition reasonably evidencing that Passage has received or will receive into one or more bank account the proceeds (or, in the case of any Legacy Asset Disposition which will be consummated substantially contemporaneously with the Closing, that such proceeds are in irrevocably transit to Passage) of all Legacy Asset Disposition which are included in Passage’s estimated Passage Net Cash Calculation.

6.3
Conditions Precedent to Obligations of Passage. The obligations of Passage and the Merger Subs to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Passage, at or prior to the Closing, of each of the following conditions:

(a)
Each of the Remix Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Remix Capitalization Representations (disregarding any effects of the Remix Charter Amendment and the Concurrent Financing) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Remix contained in this Agreement (other than the Remix Fundamental Representations and the Remix Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Remix Material Adverse Effect (without giving effect to any references therein to any Remix Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Remix Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b)	Remix shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
(c)	A Remix Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.
(d)
Remix shall have delivered to Passage a certificate (the “Remix Closing Certificate”), dated the Closing Date and signed by an executive officer of Remix, certifying to the effect that (i) the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied and (ii) the information set forth in the Allocation Certificate delivered by Remix in accordance with Section 5.22(a) is true and accurate in all respects as of the Closing Date.

6.4
Frustration of Closing Conditions. Neither Passage nor any Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 or 6.3 to be satisfied if the primary cause of such failure was the failure of Passage or any Merger Sub to perform any of its obligations under this Agreement. Remix may not rely on the failure of any conditions set forth in Sections 6.1 or 6.2 to be satisfied if the primary cause of such failure was the failure of Remix to perform any of its obligations under this Agreement.

ARTICLE VII
CLOSING DELIVERIES
7.1
Closing Deliveries of Remix. The obligations of Passage and the Merger Subs to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Passage receiving the following documents, each of which shall be in full force and effect, or the written waiver by Passage of delivery:

(a)	the Remix Stockholder Written Consents;
(b)	the Allocation Certificate; and
(c)	the Remix Closing Certificate.
7.2
Closing Deliveries of Passage. The obligations of Remix to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Remix receiving the following documents, each of which shall be in full force and effect, or the written waiver by Remix of delivery:

(a)	the Passage Net Cash Schedule;
(b)	the Passage Closing Certificate;
(c)	the Passage Outstanding Shares Certificate;
(d)	subject to Section 2.5, the executed CVR Agreement; and
(e)
written resignations in forms satisfactory to Remix, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Passage who are not to continue as officers or directors of Passage pursuant to Section 5.19 hereof.

ARTICLE VIII
TERMINATION
8.1
Termination. This Agreement may be terminated, and the Mergers and the Contemplated Transactions may be abandoned at any time prior to the Initial Effective Time, whether before or (subject to the terms hereof) after approval of the Passage Stockholder Matters by Passage’s stockholders, unless otherwise specified below:

(a)	by mutual written consent of Passage and Remix;
(b)
by either Passage or Remix if the Mergers shall not have been consummated by December 24, 2026 (subject to possible extension as provided in this Section 8.1(b), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Passage or Remix if such Party’s action or failure to act has been a principal cause of the failure of the Mergers to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement, provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is twenty-five (25) days prior to the Outside Date, then either Passage or Remix shall be entitled to extend the Outside Date for an additional ninety (90) days;

(c)
by either Passage or Remix if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)
by Passage if the Required Remix Stockholder Vote shall not have been obtained and evidence thereof delivered to Passage within fifteen (15) days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Remix Stockholder Vote has been obtained, Passage may not terminate this Agreement pursuant to this Section 8.1(d);

(e)
by either Passage or Remix if (i) the Passage Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Passage’s stockholders shall have taken a final vote on the Passage Stockholder Matters and (ii) the Passage Stockholder Matters shall not have been approved at the Passage Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Passage Stockholder Vote; provided, however, that the right to terminate this Agreement under this

Section 8.1(e) shall not be available to Passage where the failure to obtain the Required Passage Stockholder Vote shall have been caused by the action or failure to act of Passage and such action or failure to act constitutes a material breach by Passage of this Agreement;
(f)	by Remix (at any time prior to the approval of the Passage Stockholder Matters by the Required Passage Stockholder Vote) if a Passage Triggering Event shall have occurred;
(g)	by Passage (at any time prior to the approval of the Remix Stockholder Matters by the Required Remix Stockholder Vote) if a Remix Triggering Event shall have occurred;
(h)
by Remix (at any time prior to the approval of the Remix Stockholder Matters by the Required Remix Stockholder Vote) in order to substantially concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Offer, so long as Remix has complied in all material respects with obligations under Section 5.4 and Section 5.8 and concurrently with such termination Remix pays the termination fee due to Passage in accordance with Section 8.3(e);

(i)
by Passage (at any time prior to the approval of the Passage Stockholder Matters by the Required Passage Stockholder Vote) in order to substantially concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Offer, so long as Passage has complied in all material respects with obligations under Section 5.4 and Section 5.9 and concurrently with such termination Passage pays the termination fee due to Remix in accordance with Section 8.3(d);

(j)
by Remix, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Passage or any Merger Sub or if any representation or warranty of Passage or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Remix is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Passage’s or any Merger Sub’s representations and warranties or breach by Passage or any Merger Sub is curable by Passage or such Merger Sub at least one Business Day prior to the Outside Date, then this Agreement shall not terminate pursuant to this Section 8.1(j) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Remix to Passage of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(j) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(j) as a result of such particular breach or inaccuracy if such breach by Passage or any Merger Sub is cured prior to such termination becoming effective); or

(k)
by Passage, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Remix or if any representation or warranty of Remix shall have become inaccurate, in either case, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Passage is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Remix’s representations and warranties or breach by Remix is curable by Remix at least one Business Day prior to the Outside Date, then this Agreement shall not terminate pursuant to this Section 8.1(k) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Passage to Remix of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(k) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(k) as a result of such particular breach or inaccuracy if such breach by Remix is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
8.2
Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 1.2, this Section 8.2, Section 5.11, Section 8.3 and Article IX (and the definitions of all defined terms in such Sections) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 8.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
8.3	Expenses; Termination Fees.
(a)
Except as set forth in this Section 8.3 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Mergers are consummated; provided, however, that (i) Passage and Remix shall pay the costs and expenses incurred in relation to the filings by the Parties under any antitrust Law applicable to this Agreement and the transactions contemplated hereby, and (ii) Passage and Remix shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b)
If (i) this Agreement is terminated by Passage or Remix pursuant to Section 8.1(e), (ii) at any time after the date of this Agreement and prior to the Passage Stockholder Meeting an Acquisition Proposal with respect to Passage shall have been publicly announced, disclosed or otherwise communicated to the Passage Board (and shall not have been withdrawn) and (iii) within twelve (12) months after the date of such termination, Passage enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Passage shall pay to Remix, within two (2) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,548,000.

(c)
If (i) this Agreement is terminated by Passage pursuant to Section 8.1(d), (ii) at any time after the date of this Agreement, and prior to the termination of this Agreement, an Acquisition Proposal with respect to Remix shall have been publicly announced, disclosed or otherwise communicated to the Remix Board (and shall not have been withdrawn) and (iii) within twelve (12) months after the date of such termination, Remix enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Remix shall pay to Passage, within two (2) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $17,500,000.

(d)
If this Agreement is terminated by Remix pursuant to Section 8.1(f) or by Passage pursuant to Section 8.1(i), then Passage shall pay to Remix within two (2) Business Days after termination, a nonrefundable fee in an amount equal to $1,548,000.

(e)
If this Agreement is terminated by Passage pursuant to Section 8.1(g) or by Remix pursuant to Section 8.1(h), then Remix shall pay to Passage, within two (2) Business Days after termination, a nonrefundable fee in an amount equal to $17,500,000.

(f)
If either Party fails to pay when due any amount payable by it under this Section 8.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 8.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(g)
The Parties agree that, subject to Section 8.2, the payment of the fees and expenses set forth in this Section 8.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 8.3 that result in the payment of such fees, it being understood that in no event shall either Passage or Remix be required to pay the individual fees or damages payable pursuant to this Section 8.3 on more than one occasion. Subject to Section 8.2, following the termination of this Agreement under the circumstances described in this Section 8.3 and the payment of the fees set forth in this Section 8.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 8.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 8.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.
ARTICLE IX
GENERAL PROVISIONS
9.1
Non-Survival of Representations and Warranties. The representations and warranties of Remix, Passage and the Merger Subs contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Initial Effective Time, and only the covenants that by their terms survive the Initial Effective Time and this Article IX shall survive the Initial Effective Time.

9.2
Amendment. This Agreement may be amended with the approval of the respective boards of directors of Remix, Merger Sub and Passage and the sole member of Merger Sub II at any time (whether before or after obtaining the Required Remix Stockholder Vote and the Required Passage Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Remix, each Merger Sub and Passage.

9.3	Waiver.
(a)
Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)
No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.4
Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof (including the Original Merger Agreement); provided, however, that (a) the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms and (b) the Remix Disclosure Schedule and the Passage Disclosure Schedule shall not, pursuant to Section 268(b) of Delaware Law, be deemed part of this Agreement for purposes of any provision of Delaware Law, but shall have the effects provided in this Agreement. This Agreement amends, restates and supersedes in its entirety the Original Merger Agreement in all respects. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5
Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 9.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

9.6
Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

9.7
Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered to the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Passage or Merger Sub:

Passage Bio, Inc.
P.O. Box 7
Hopewell, NJ 08525
Attention: Will Chou M.D.
Email: [***]

with a copy to (which shall not constitute notice):

Fenwick & West LLP
401 Union Street, Floor 5
Seattle, WA 98101
Attention: Effie Toshav; David Michaels; Ryan Mitteness
Email: [***]

if to Remix:

Remix Therapeutics, Inc.
100 Forge Road, Suite 400
Watertown, MA 02472
Attention: Peter Smith
Email: [***]

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
200 Clarendon Street
Boston, MA 02116
Attention: Peter Handrinos; Leah Sauter
Email: [***]

9.8
Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

9.9
Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10
Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of each Party hereunder to consummate this Agreement and the Contemplated Transactions) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

9.11
No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.15) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PASSAGE BIO, INC.

By:	/s/ William Chou
Name:	William Chou, MD
Title:	President and CEO

PEREGRINE MERGER SUB, INC.

By:	/s/ William Chou
Name:	William Chou, MD
Title:	President and CEO

PEREGRINE MERGER SUB II, LLC

By:	/s/ William Chou
Name:	William Chou, MD
Title:	President and CEO

[Signature Page to Merger Agreement]

REMIX THERAPEUTICS, INC.

By:	/s/ Peter G. Smith
Name:	Peter G. Smith, Ph.D.
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Form of Passage Stockholder Support Agreement

Exhibit B

Form of Remix Stockholder Support Agreement

Exhibit C

Form of Passage Lock-Up Agreement

Exhibit D

Form of Remix Lock-Up Agreement

Exhibit E

Form of Certificate of Incorporation of the Surviving Corporation

Exhibit F

Form of Limited Liability Company Agreement

Exhibit G

Form of CVR Agreement
[Signature Page to Merger Agreement]

AMENDMENT TO AMENDED AND RESTATED MERGER AGREEMENT
This Amendment (this “Amendment”) is entered into as of October 5, 2026 (the “Effective Date”), by and among Passage Bio, Inc., a Delaware corporation (“Passage”), Peregrine Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Peregrine Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”) and Remix Therapeutics, Inc., a Delaware corporation (“Remix”). Passage, Merger Sub, Merger Sub II and Remix are referred to sometimes individually herein as a “Party” and, collectively herein as the “Parties”.
RECITALS
WHEREAS, Passage, Merger Sub, Merger Sub II and Remix entered into that certain Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) on September 2, 2026;
WHEREAS, the Parties have determined to amend the Merger Agreement in accordance with Section 9.2 of the Merger Agreement as set forth herein; and
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and pursuant to the Merger Agreement, the Parties agree as follows:
ARTICLE I
AMENDMENT
Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.
Section 1.02 Amendment and Restatement of Exhibit G. Exhibit G to the Merger Agreement is hereby amended and restated to read in its entirety as set forth on Exhibit A to this Amendment.
Section 1.03 Subject to the Merger Agreement. Except as expressly amended by this Amendment, nothing in this Amendment shall, or shall be deemed or construed to, supersede, amend, alter, modify, limit or waive any of the terms or provisions of the Merger Agreement in any manner whatsoever and the Merger Agreement shall remain in full force and effect and be enforceable against the parties thereto in accordance with its terms and provisions. Each reference to “hereof,” “herein,” “hereby,” and “this Agreement” in the Merger Agreement will from and after the entry into this Amendment refer to the Merger Agreement as amended by this Amendment. Notwithstanding anything to the contrary in this Amendment, the date of the Merger Agreement, as amended hereby, will in all instances remain as September 2, 2026, and any references in the Merger Agreement to “the date of this Agreement,” “the date hereof,” “the date first written above,” and similar references will continue to refer to September 2, 2026.
ARTICLE II
MISCELLANEOUS
Section 2.01 Miscellaneous. The terms and provisions of Article IX of the Merger Agreement shall apply to this Amendment, mutatis mutandis.
(Signature Pages Follow)

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Effective Date.

PASSAGE BIO, INC.

By:	/s/ William Chou
Name: William Chou, MD
Title: President and CEO

PEREGRINE MERGER SUB, INC.

By:	/s/ William Chou
Name: William Chou, MD
Title: President and CEO

PEREGRINE MERGER SUB II, LLC

By:	/s/ William Chou
Name: William Chou, MD
Title: President and CEO

[Signature Page to Amendment to Amended and Restated Merger Agreement]

REMIX THERAPEUTICS, INC.

By:	/s/ Peter G. Smith
Name: Peter G. Smith, Ph.D.
Title: President and Chief Executive Officer

[Signature Page to Amendment to Amended and Restated Merger Agreement]

EXHIBIT A
Form of Contingent Value Rights Agreement

Annex B

June 23, 2026

Board of Directors
Passage Bio, Inc.
P.O. Box 7
Hopewell, New Jersey 08525

Members of the Board of Directors,
You have requested our opinion as to the fairness, from a financial point of view, to Passage Bio, Inc., a Delaware corporation (“Passage” or the “Company”), of the Merger Consideration (as defined below) to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), to be entered into by and among the Company, Peregrine Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Passage (“Merger Sub”), and Remix Therapeutics, Inc., a Delaware corporation (“Remix”). The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which, on the terms and subject to the conditions set forth therein and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”), Merger Sub will be merged with and into Remix, with Remix surviving such merger as a wholly owned subsidiary of Passage (the “Merger”). Immediately prior to the time that the Merger becomes effective (the “Effective Time”), all outstanding Remix convertible notes will be converted into shares of Remix common stock in accordance with their terms (the “Remix Convertible Notes Conversion”) and all outstanding shares of Remix preferred stock will be converted into shares of Remix common stock in accordance with Remix’s organizational documents (the “Remix Preferred Stock Conversion”). At the Effective Time, each issued and outstanding share of Remix common stock (after giving effect to the Remix Convertible Notes Conversion and the Remix Preferred Stock Conversion and other than shares held by Remix as treasury stock or by Passage or any of its direct or indirect subsidiaries (“Remix Treasury Shares”) and shares as to which appraisal rights have been properly exercised (“Dissenting Remix Shares”)) will be converted into the right to receive shares of common stock, par value $0.0001 per share, of Passage (“Passage Common Stock”), in an amount determined pursuant to the allocation methodology set forth in the Merger Agreement, including, without limitation, based on agreed equity values of Passage and Remix and an allocation certificate to be prepared in accordance with the Merger Agreement (the “Allocation Certificate”). The aggregate number of shares of Passage Common Stock issuable to holders of Remix common stock in the Merger (other than shares issued in the Concurrent Financing (as defined below)) is referred to herein as the “Merger Consideration.” We are not expressing any opinion as to the Concurrent Financing Merger Shares (as defined in the Merger Agreement), being the shares of Passage Common Stock issuable to participants in the Concurrent Financing. At the direction of management of the Company, we have not analyzed the value of certain contingent value rights (“CVRs”) to be distributed to holders of record of Passage Common Stock prior to the Effective Time, or ascribed value to any Legacy Assets (as defined in the Merger Agreement), and we express no opinion with respect thereto.
In connection with preparing our opinion, we have (i) reviewed a draft dated June 22, 2026 of the Merger Agreement, which, for purposes of this opinion, we have assumed to be in all material respects identical to the agreement to be executed by the parties; (ii) reviewed drafts of the agreements governing the concurrent financing of the Transaction (the “Concurrent Financing”), including (A) a draft dated June 23, 2026 of the Subscription Agreement, by and among Remix and the investors party thereto (the “Subscription Agreement”) and (B) a draft dated June 17, 2026 of the term sheet for the Convertible Note Purchase Agreement (the “Convertible Note Term Sheet”), which sets forth the principal terms on which certain investors will purchase convertible promissory notes of Remix pursuant to the Remix Note Purchase Agreement (2026) (as defined in the Merger Agreement); (iii) reviewed the form of Contingent Value Rights Agreement attached as Exhibit F to the draft Merger Agreement; (iv) reviewed certain publicly available business and financial information concerning the Company and Remix, and the industries in which they operate; (v) reviewed the current and historical market prices of the Company’s common stock and certain publicly traded securities of other companies that we deemed relevant; (vi) at the Company’s direction, reviewed and relied upon for our opinion and analysis (A) the estimated balance sheet of the Company corresponding with the estimated closing date of the Transaction, (B) the pro forma capitalization table and option ledger of the Company and Remix corresponding with the proposed closing date of the Transaction, and (C) the illustrative example of the calculation of the Remix Merger Shares (as defined in the Merger Agreement) set forth in Section 1.1(a)(iii) of the Passage Disclosure Schedule to the draft Merger Agreement; (vii) reviewed summaries prepared internally by the Company of its efforts to solicit interest from third parties with respect to a possible acquisition or business combination of the Company; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, Merger Sub and Remix, the financial condition and future prospects and operations of the Company, Merger Sub and Remix, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not assumed any responsibility for independent verification of any such information. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency, creditworthiness or fair value of the Company, Merger Sub, Remix or the Surviving Corporation (as defined in the Merger Agreement) under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. We are not expressing any view or rendering any opinion regarding the legal, regulatory or tax consequences of the Transaction or any portion thereof to the Company, its stockholders or any other party, and we have relied on the assessments made by legal, regulatory and tax advisors to the Company with respect to such issues. In relying on the estimated balance sheet and pro forma capitalization table of the Company and other financial data, analyses and projections provided to us or discussed with us by the Company or its management, we have assumed with your consent that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company. We express no view as to such estimates or projections or the assumptions on which they were based. We have assumed that the Merger will be consummated on the terms set forth in the draft Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to us or have any waiver, modification or amendment of any term or condition that is material to our analysis. We have assumed that the Allocation Certificate will be prepared in good faith and in accordance with the terms of the Merger Agreement and the organizational documents of Remix and contracts applicable to Remix’s capital stock. We have assumed that the Concurrent Financing will be consummated on the terms and conditions described in the Subscription Agreement and the Convertible Note Term Sheet, with aggregate gross cash proceeds of at least the Concurrent Investment Amount (as defined in the Merger Agreement). We have assumed that any Reverse Stock Split (as defined in the Merger Agreement) effected in connection with the Transaction will not affect the relative economic interests of the stockholders. We have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed that the representations and warranties made by the Company, Merger Sub and Remix in the Merger Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Merger Sub or Remix or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited solely to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid in the proposed Transaction. We have not been asked to opine as to, and this opinion does not in any manner address, (i) the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or Remix, (ii) the underlying decision by the Company to engage in the Transaction, (iii) the terms, structure or fairness of the Concurrent Financing, including the Subscription Agreement, the Convertible Note Term Sheet, the Remix Convertible Notes or any other agreement or instrument entered into in connection with the Concurrent Financing, or the fairness thereof to any party, (iv) the terms, value or fairness of the CVRs, the CVR Agreement, the Legacy Assets or the Legacy Asset Disposition (each as defined in the Merger Agreement), (v) the terms or fairness of any Stockholder Support Agreement, Lock-Up Agreement, Passage Equity Plan (each as defined in the Merger Agreement), employment or severance arrangement, or any other agreement, arrangement or understanding entered into in connection with, or contemplated by, the Transaction, (vi) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company, or (vii) the prices at which shares of Passage Common Stock or any other securities may trade at any time. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Merger Consideration or with respect to the fairness of any such compensation.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, no portion of which is contingent on the consummation of the proposed Transaction or on the conclusions reached in this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial relationships with the Company, Merger Sub or Remix. In addition, we and our affiliates do not hold any investment stake in the Company, Merger Sub or Remix. We do not currently have, and during the two years preceding the date of this letter have not had, any material financial advisory or other material commercial or financial relationship with any party to the Concurrent Financing that is material to this opinion.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether the Company should enter into the Merger Agreement or consummate the Transaction. This opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We were not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company, any alternative transaction involving the Company, or any other transaction. We did not participate in negotiations with respect to the terms of the Transaction, the Merger Agreement, the Concurrent Financing or any related transactions, nor did we participate in the determination of the Merger Consideration or the allocation methodology. We were not asked to opine on, and express no opinion as to, whether the Merger Consideration represents the highest or best price reasonably attainable by the Company.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.
This opinion has been approved by the fairness opinion committee of Redwood Valuation Partners, LLC. This opinion is solely that of Redwood Valuation Partners, LLC, and our liability in connection with this opinion shall be limited in accordance with the terms set forth in our engagement letter with the Company. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company or Remix as to how such stockholder should vote or act with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except as required by legal and regulatory authorities. This opinion may be reproduced in full, and referenced, in any proxy or information statement or registration statement on Form S-4 distributed to stockholders of the Company in connection with the Transaction, and any description or summary of this opinion or reference to us in such document shall be in a form pre-approved by us in writing; provided that this opinion may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,

/s/ Redwood Valuation

Redwood Valuation Partners, LLC

Annex C
PASSAGE BIO, INC.

SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”), dated as of June 24, 2026, is made by and among Passage Bio, Inc., a Delaware corporation (“Passage”), Remix Therapeutics, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of common stock (the “Shares”) of Passage.
WHEREAS, Passage, Peregrine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Passage (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated as of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);
WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Passage Options to acquire the number of Shares, indicated opposite such Stockholder’s name on Schedule 1 attached hereto;
WHEREAS, as an inducement and a condition to the willingness of Passage to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and
WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.
NOW, THEREFORE, in consideration of, and as a condition to, Passage’s entering into the Merger Agreement, each Stockholder, Passage and the Company agree as follows:
1.
Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Passage or any adjournment or postponement thereof, or in connection with any written consent of the stockholders (or any class or series of stockholders, as applicable) of Passage, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a)	appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;
(b)
from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of (A) all of the Passage Stockholder Matters and (B) any matter that could reasonably be expected to facilitate the Merger, the Concurrent Financing and the Contemplated Transactions; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Passage in the Merger Agreement; (iii) against any Acquisition Proposal, or any agreement, transaction or other matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger, the Concurrent Financing and all of the other Contemplated Transactions; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2.
Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, (c) any amendment to the Merger Agreement that is effected without the Stockholder’s written consent that increases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement or (d) the mutual written agreement of the parties to terminate this Agreement.

3.
Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of Passage that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Passage Options or otherwise, including, without limitation, upon the vesting of any applicable restricted stock unit award agreement or by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.
4.
Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(d) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Passage Options (and any Shares underlying such Passage Options) which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Passage (or effecting a “net exercise” of a Passage Option) as payment for the (i) exercise price of such Stockholder’s Passage Options and (ii) taxes applicable to the exercise of such Stockholder’s Passage Options, (3) if Stockholder is an entity, partnership or limited liability company, a transfer to one or more equityholders, partners or members of Stockholder or to an Affiliated person, corporation, trust or other Entity controlling or under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) make transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, and (5) transfers, sales or other dispositions as Passage may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5.	Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Passage and the Company as follows:
(a)
If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Passage, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c)	Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of Stockholder’s own choosing. Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Passage, the Company or any of their respective agents or representatives. Stockholder understands that such Stockholder (and not Passage, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. Stockholder understands and acknowledges that the Company, Passage and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement;
(d)
such Stockholder beneficially owns the number of Shares, and holds Passage Options to acquire the number of Shares, indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement and the stockholder agreements and arrangements referenced in the Merger Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian;

(e)
to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f)
the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(g)
no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Passage or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(h)
as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6.
Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint Passage and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if such Stockholder fails to vote his, her or its Shares solely with respect to the matters set forth in Section 1 hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Stockholder has received information regarding the meeting or request for written consent at least five (5) Business Days before such stockholder meeting or any consent solicitation or other vote taken of Passage’s stockholders. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Passage and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares that are owned beneficially by Stockholder but are not held of record by Stockholder (other than shares beneficially owned by Stockholder that are held in the name of a bank, broker or nominee), Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.
7.
No Legal Actions. Each Stockholder will not in its capacity as a Passage security holder bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any Legal Proceeding which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Passage Board, constitutes a breach of any fiduciary duty of the Passage Board or any member thereof.

8.
Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.
Directors, Officers, Trustees and Fiduciaries. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Passage and not in such Stockholder’s capacity as a director, officer or employee of Passage or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Passage in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Passage or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Passage or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

10.
No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Passage any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and Passage does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Passage or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

11.
Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that nothing set forth in this Section 11 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.
12.
Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Passage may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

13.
Disclosure. Each Stockholder hereby agrees that Passage and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and Passage Options and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Passage or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and a reasonable opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication regarding the Merger without the prior written consent of Passage and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Passage or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

14.
Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Passage, as the case may be, in accordance with Section 9.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

15.
Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

16.
Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

17.
No Waivers. No waivers of any breach of this Agreement extended by the Company or Passage to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Passage, as applicable, with respect to any other stockholder of Passage who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Passage. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

18.
Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 18, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 14 of this Agreement. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 18 in the manner provided for notices in Section 14. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

19.
Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

20.
No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Passage Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Passage, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

21.
Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

22.
Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Passage, the Company and such Stockholder.

23.
Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

24.
Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood (x) the Merger Agreement, (y) this Agreement, and (z) the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

25.
Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form or amount of consideration payable under the Merger Agreement, (ii) extend the Outside Date past December 24, 2026 (other than any extension provided for in Section 8.1(b) of the Merger Agreement with respect to the Registration Statement), or (iii) otherwise change the terms and conditions of the Merger, the Concurrent Financing or the other Contemplated Transactions in a manner materially adverse to such Stockholder or (b) have been agreed to in writing by such Stockholder.

26.	Construction.
(a)
For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)
The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)
As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)	Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.
(e)
The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Passage Support Agreement

EXECUTED as of the date first above written.

PASSAGE BIO, INC.

By:
Name:
Title:

REMIX THERAPEUTICS, INC.

By:
Name:
Title:

Signature Page to Passage Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Passage Common Stock

Annex D
REMIX THERAPEUTICS, INC.
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”), dated as of [•], is made by and among Passage Bio, Inc., a Delaware corporation (“Passage”), Remix Therapeutics, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of the Company.
WHEREAS, Passage, Peregrine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Passage (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated as of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);
WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Remix Options and Remix Warrants to acquire the number of Shares, indicated opposite such Stockholder’s name on Schedule 1 attached hereto;
WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and
WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.
NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Passage and the Company agree as follows:
1.
Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders (or any class or series of stockholders, as applicable) of the Company, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a)	appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;
(b)
from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of (A) all of the matters set forth in the Remix Stockholder Written Consent and (B) any matter that could reasonably be expected to facilitate the Merger, the Concurrent Financing and the Contemplated Transactions; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; (iii) against any Acquisition Proposal, or any agreement, transaction or other matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger, the Concurrent Financing and all of the other Contemplated Transactions; (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held; and (v) to the extent applicable, in favor of an election to convert all of the Remix Preferred Stock held by Stockholder into Remix Common Stock. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2.
Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, (c) any amendment to the Merger Agreement that is effected without the Stockholder’s written consent that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement or (d) the mutual written agreement of the parties to terminate this Agreement.

3.
Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of the Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Remix Options or Remix Warrants or otherwise, including, without limitation, upon the vesting of any applicable restricted stock unit award agreement or by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.
4.
Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(d) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Remix Options (and any Shares underlying such Remix Options) which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company (or effecting a “net exercise” of a Remix Option) as payment for the (i) exercise price of such Stockholder’s Remix Options and (ii) taxes applicable to the exercise of such Stockholder’s Remix Options, (3) if Stockholder is an entity, partnership or limited liability company, a transfer to one or more equityholders, partners or members of Stockholder or to an Affiliated person, corporation, trust or other Entity controlling or under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) make transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, and (5) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5.	Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Passage and the Company as follows:
(a)
If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Passage, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;
(c)
Stockholder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of the Company, and this Agreement with counsel of Stockholder’s own choosing. Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Passage, the Company or any of their respective agents or representatives, except as set forth in the Subscription Agreement (with respect to those Stockholders executing the Subscription Agreement). Stockholder understands that such Stockholder (and not Passage, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. Stockholder understands and acknowledges that the Company, Passage and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement;

(d)
such Stockholder beneficially owns the number of Shares, and holds Remix Options and Remix Warrants to acquire the number of Shares, indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement and the stockholder agreements and arrangements referenced in the Merger Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian;

(e)
to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f)
the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(g)
no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Passage or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(h)
as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6.
Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if such Stockholder fails to vote his, her or its Shares solely with respect to the matters set forth in Section 1 hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Stockholder has received information regarding the meeting or request for written consent at least five (5) Business Days before such stockholder meeting or any consent solicitation or other vote taken of the Company’s stockholders. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Passage and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares that are owned beneficially by Stockholder but are not held of record by Stockholder (other than shares beneficially owned by Stockholder that are held in the name of a bank, broker or nominee), Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7.
Waiver of Appraisal Rights. Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of Delaware Law, in connection with the Merger.

8.
No Legal Actions. Each Stockholder will not in its capacity as a Company security holder bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any Legal Proceeding which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Remix Board, constitutes a breach of any fiduciary duty of the Remix Board or any member thereof.

9.
Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10.
Directors, Officers, Trustees and Fiduciaries. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of the Company and/or holder of Remix Options and/or Remix Warrants not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust.

Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.
11.
No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12.
Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13
Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Passage may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14.
Disclosure. Each Stockholder hereby agrees that Passage and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares, Remix Options and Remix Warrants and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Passage or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and a reasonable opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication regarding the Merger without the prior written consent of Passage and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Passage or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

15.
Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Passage, as the case may be, in accordance with Section 9.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16.
Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
17.
Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18.
No Waivers. No waivers of any breach of this Agreement extended by the Company or Passage to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Passage, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19.
Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 19 in the manner provided for notices in Section 15. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

20.
Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21.
No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Remix Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22.
Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.
23.
Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Passage, the Company and such Stockholder.

24.
Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25.
Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood (x) the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of the Company and holders of Remix Options and Remix Warrants, (y) this Agreement, and (z) the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26.
Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form or amount of consideration payable under the Merger Agreement, (ii) extend the Outside Date past [•] (other than any extension provided for in Section 8.1(b) of the Merger Agreement with respect to the Registration Statement), or (iii) otherwise change the terms and conditions of the Merger, the Concurrent Financing or the other Contemplated Transactions in a manner materially adverse to such Stockholder or (b) have been agreed to in writing by such Stockholder.

27.	Construction.
(a)
For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)
The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)
As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)	Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.
(e)
The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Remix Support Agreement

EXECUTED as of the date first above written.

PASSAGE BIO, INC.

By:
Name:
Title:

REMIX THERAPEUTICS, INC.

By:
Name:
Title:

Signature Page to Remix Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Remix Common Stock	Shares of Remix Preferred Stock	Remix Options	Remix Warrants

WAIVER UNDER SUPPORT AGREEMENT
This Waiver Under Support Agreement (this “Waiver”) is entered into and dated as of September 2, 2026, by and among Passage Bio, Inc., a Delaware corporation (“Passage”), Remix Therapeutics, Inc., a Delaware corporation (the “Company”) and the undersigned holder of shares of capital stock of the Company (the “Stockholder” and together with Passage and the Company, the “Support Agreement Parties”).
WHEREAS, reference is made to that certain Support Agreement (the “Support Agreement”), dated as of June 24, 2026, by and among the Support Agreement Parties;
WHEREAS, capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Support Agreement;
WHEREAS, concurrently with the execution and delivery of this Waiver, (i) Passage, the Company, and the other parties thereto are entering into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) and (ii) the Company and the Stockholder are entering into an Exchange Agreement (the “Exchange Agreement”);
WHEREAS, the Exchange Agreement contemplates that the Stockholder shall exchange, among other things, [[•] shares of the Company’s common stock, par value $0.0001 per share and] [•] shares of the Company’s preferred stock, par value $0.0001 per share], for a Pre-Funded Warrant (as defined in the Exchange Agreement) prior to the closing of the Mergers (as defined in the Merger Agreement) (the “Exchange”);
WHEREAS, pursuant to Section 4 of the Support Agreement, the Stockholder shall not (i) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens) any Shares or any New Shares or (ii) take any action that would make any representation or warranty of the Stockholder contained in the Support Agreement untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing the Stockholder’s obligations under the Support Agreement, in each case, prior to the Expiration Date (collectively, the “Transfer Restrictions”); and
WHEREAS, Passage and the Company desire to waive the Transfer Restrictions under Section 4 of the Support Agreement with respect to the Exchange.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, (a) Passage and the Company hereby waive the Transfer Restrictions with respect to the Exchange and (b) the Support Agreement parties acknowledge and agree that to the extent the Stockholder holds Shares following the Exchange (the “Remaining Shares”), the Stockholder and the Remaining Shares shall remain subject to the terms and conditions of the Support Agreement in all respects.
This Waiver applies only to the Exchange and related transactions expressly set forth herein, and each of the Support Agreement Parties retains its rights under the Support Agreement with respect to any future transactions.
Except as expressly provided herein, this Waiver shall not constitute an amendment, modification or waiver of any provision of the Support Agreement or any rights or obligations of any party under or in respect of the Support Agreement. Except as set forth herein, the Support Agreement shall continue in full force and effect. This Waiver shall be subject to, shall form a part of, and shall be governed by, the terms and conditions set forth in the Support Agreement.
This Waiver may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Waiver (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Waiver.
The provisions of Sections 15 (Notice), 16 (Severability), 17 (Assignability), 19 (Applicable Law; Jurisdiction), 20 (Waiver of Jury Trial), 22 (Entire Agreement; Counterparts; Exchanges by Electronic Transmission) and 23 (Amendment) of the Support Agreement are hereby incorporated herein by reference and shall apply mutatis mutandis.
[Signature Page Follows]

This Waiver is executed as of the date first set forth above.

Very truly yours,

COMPANY:

Remix Therapeutics, Inc.

By:
Name:	Peter G. Smith, Ph.D.
Title:	President and Chief Executive Officer

Agreed and accepted as of the date first written above:

PASSAGE:

Passage Bio, Inc.

By:
Name:	William Chou, M.D.
Title:	President and Chief Executive Officer

Agreed and accepted as of the date first written above:

STOCKHOLDER:

By:
Name:
Title:

Annex E
LOCK-UP AGREEMENT
June 24, 2026
Passage Bio, Inc.
P.O. Box 7
Hopewell, NJ 08525
Remix Therapeutics, Inc.
100 Forge Road, Suite 400
Watertown, MA 02472
Ladies and Gentlemen:
The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Passage Bio, Inc., a Delaware corporation (including any successor thereto, “Passage”), has entered into an Agreement and Plan of Merger, dated as of June 24, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Peregrine Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Passage, and Remix Therapeutics, Inc., a Delaware corporation (including any successor thereto, “Remix”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Passage and, solely prior to the Closing, Remix, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):
(i)
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Passage Common Stock held by the Undersigned immediately after the Closing issued pursuant to the Merger Agreement in respect of any shares of Remix Common Stock, Remix Preferred Stock, Remix Convertible Notes, Remix Options or Remix Warrants that were held by the Undersigned immediately prior to the Closing (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition (for the avoidance of doubt, in no event will the Concurrent Financing Released Shares or Passage Released Shares constitute “Undersigned’s Shares” for purposes of this Lock-Up Agreement);

(ii)
enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of the Undersigned’s Shares or other securities, in cash or otherwise; or

(iii)
make any demand for, or exercise any right with respect to, the registration of any of the Undersigned’s Shares (other than such rights set forth in the Merger Agreement or the obligations of Remix or the combined company under the Registration Rights Agreement (as defined in the Subscription Agreement, dated as of the date hereof, by and among Remix and each of the purchasers listed on the Schedule of Purchasers attached thereto)).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:
(a)	transfers of the Undersigned’s Shares:
(i)
if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)
if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Passage; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;
provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall, prior to or concurrently with such transfer or distribution, sign and deliver to Passage a lock-up agreement in the form of this Lock-Up Agreement with respect to the Undersigned’s Shares that have been so transferred or distributed;
(b)
the exercise of an option to purchase Passage Common Stock (including a net or cashless exercise of an option to purchase Passage Common Stock), and any related transfer of shares of Passage Common Stock to Passage or the sale of Passage Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Passage Common Stock held by the undersigned following such exercise or open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c)	the disposition (including a forfeiture or repurchase) to Passage of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;
(d)
the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Passage Common Stock, and transfers to Passage, or sales of Passage Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Passage Common Stock settled in Passage Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Passage Common Stock held by the undersigned following such vesting or settlement and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e)
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Passage Common Stock; provided that (i) such plan does not provide for any transfers of Passage Common Stock during the Restricted Period and (ii) no sales, transfers or other dispositions of shares of Passage Common Stock shall be made pursuant to a 10b5-1 Plan existing as of the date of the Merger Agreement (which, for clarity, shall not be amended during the Restricted Period, but may be terminated during the Restricted Period); and provided further that no public announcement or filing under the Exchange Act or otherwise shall be required or voluntarily made by any party in connection with the establishment of such plan during the Restricted Period;

(f)
transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge, short sale or similar agreement) or public announcements by the undersigned of or relating to shares of capital stock or other securities of Passage purchased or acquired by the undersigned on the open market, in other transactions following the Closing or in a public offering by Passage or that do not involve or relate to the Undersigned’s Shares (the “Passage Released Shares”); provided that this clause (f) shall not apply to any shares of Passage Common Stock issued pursuant to the Merger Agreement in respect of shares, or any securities convertible into or exercisable or exchangeable for shares, of Remix;

(g)
transfers of the Undersigned’s Shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of Passage’s capital stock involving a change of control of

Passage that has been approved by Passage’s Board of Directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement. For purposes of this clause (g), a “change of control” means the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Passage’s voting securities if, after such transfer, Passage’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Passage (or the surviving entity);
(h)	transfers of the Undersigned’s Shares pursuant to an order of a court or regulatory agency; or
(i)
transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge, short sale or similar agreement) or public announcements by the undersigned relating to shares of Passage Common Stock issued pursuant to the Merger Agreement in respect of shares of Remix or Passage, as the case may be, if any, purchased pursuant to the Concurrent Financing (as defined in the Merger Agreement) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent Financing (the “Concurrent Financing Released Shares”). For the avoidance of doubt and without limiting any of the foregoing exceptions, the number of Concurrent Financing Released Shares to be issued to the undersigned at the Closing is set forth, solely for informational purposes, opposite his, her or its name on Schedule I to this Lock-Up Agreement under the heading “Concurrent Financing Released Shares”;

provided, further, that, with respect to each of (a), (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily in connection with such transfer or disposition during the Restricted Period; provided that (i) any filing under Section 16 of the Exchange Act made during the Restricted Period shall clearly indicate in the footnotes thereto that such filing relates to the circumstances described in (a), (b), (c), or (d), as applicable, and that the shares of Passage Common Stock subject thereto remain subject to this Lock-Up Agreement and (ii) the foregoing shall not prevent the undersigned from filing a Form 13F, Schedule 13G or Schedule 13D, or any amendment thereto, or from disclosing its holdings in Passage to the extent required by applicable Law.
Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Passage. In furtherance of the foregoing, the undersigned agrees that Passage and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Passage may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Passage Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF REMIX THERAPEUTICS, INC.
Remix hereby represents and warrants that all Remix Lock-Up Agreements (as defined in the Merger Agreement) being executed by holders of Remix Capital Stock are in the same form as this Lock-Up Agreement.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
The parties hereto understand and agree that if the Merger Agreement is terminated for any reason, the undersigned shall be immediately and automatically released from all obligations under this Lock-Up Agreement. The undersigned understands that Passage and Remix are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.
Any and all remedies herein expressly conferred upon Passage or Remix will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by Passage or Remix of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur to Passage and/or Remix in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Passage and Remix shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Lock-Up Agreement and to seek to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Passage or Remix is entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of Passage or Remix with respect thereto. The undersigned further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that Passage or Remix has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
In the event that any holder of Passage’s securities that are subject to a substantially similar lock-up agreement entered into by such holder, other than the undersigned, is permitted by Passage (and/or Remix), including, but not limited to, through any written consent granted under subparagraph (a)(ii)(E) above, to sell or otherwise transfer or dispose of shares of Passage Common Stock for value other than as permitted by this or a substantially similar lock-up agreement entered into by such holder or is granted an early release or waiver from the lock-up restrictions contained in such other lock-up agreement, the same percentage of shares of the Undersigned’s Shares shall be automatically, immediately and fully released and waived at the same time and on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Passage, and solely prior to the Closing, Remix, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Passage Common Stock that, when combined with all other permissions and early releases, represent an aggregate amount in excess of 1% of the number of shares of Passage Common Stock originally subject to substantially similar agreements; provided, further, that Passage will promptly (and in any event within two business days prior to the effective date of any such Pro-Rata Release) notify the undersigned in writing of the terms and effective date of such Pro-Rata Release (including, without limitation, the percentage of the Undersigned’s Shares to be released in connection with such Pro-Rata Release); provided, however, that if the undersigned is an executive officer or director of Passage and such permission or early release was granted solely for the purpose of meeting the initial listing standards of Nasdaq or another applicable national securities exchange, then such permission or early release shall not trigger, and the undersigned shall not be entitled to, the Pro-Rata Release.
Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Passage will promptly cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.
The undersigned understands that this Lock-Up Agreement is irrevocable and is binding upon the undersigned’s heirs, successors and assigns.
This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof.
IN ANY ACTION OR PROCEEDING BETWEEN THE UNDERSIGNED, ON THE ONE HAND, AND PASSAGE, REMIX OR ANY OF THEIR SUBSIDIARIES, ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS LOCK-UP AGREEMENT, EACH OF THE UNDERSIGNED, PASSAGE AND REMIX: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH THIS PARAGRAPH AND THE PRECEDING PARAGRAPH, (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT IF NOTICE IS GIVEN IN WRITING, WITH RESPECT TO THE UNDERSIGNED, TO THE ADDRESS OF THE UNDERSIGNED SET FORTH ON THE SIGNATURE PAGES HERETO, AND WITH RESPECT TO PASSAGE OR REMIX, TO THE ADDRESS SET FORTH ABOVE, SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE (I) FOUR BUSINESS DAYS AFTER BEING SENT BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, POSTAGE PREPAID, (II) ONE BUSINESS DAY AFTER BEING SENT

VIA A REPUTABLE NATIONWIDE OVERNIGHT COURIER SERVICE GUARANTEEING NEXT BUSINESS DAY DELIVERY, OR (III) WHEN RECEIPT IS ACKNOWLEDGED, IN THE CASE OF EMAIL, AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.
This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Passage, Remix and the undersigned by electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.
(Signature Page Follows)

Accepted and Agreed By Passage Bio, Inc.:

By:
Name:
Title:

Accepted and Agreed by Remix Therapeutics, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Very truly yours,

Print Name of Stockholder (Individual):	[•]

Address:

[Signature Page to Lock-Up Agreement]

Very truly yours,

Print Name of Stockholder (Entity):	[•]

Address:	By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE I

Concurrent Financing Released Shares

Stockholder	Concurrent Financing Released Shares

[Schedule I]

FORM OF AMENDMENT TO LOCK-UP AGREEMENT
September 2, 2026
Passage Bio, Inc.
P.O. Box 7
Hopewell, NJ 08525
Remix Therapeutics, Inc.
100 Forge Road, Suite 400
Watertown, MA 02472
Ladies and Gentlemen:
Reference is made to (i) the Lock-Up Agreement (the “Agreement”), dated as of June 24, 2026, by and among Remix Therapeutics, Inc. (the “Company”), Passage Bio, Inc. (“Passage”), and the undersigned and (ii) the Agreement and Plan of Merger, dated as of June 24, 2026, by and among the Company, Passage, and the other parties thereto (the “Original Merger Agreement”).
Concurrently with the execution and delivery of this Amendment to the Agreement (this “Amendment”), (i) the Company, Passage and the other parties to the Original Merger Agreement are entering into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”) and (ii) the Company and each of the Purchasers listed on the Schedule of Purchasers attached thereto are entering into an Amended and Restated Subscription Agreement (the “A&R Subscription Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the A&R Merger Agreement.
The Company, Passage and the undersigned desire to amend the Agreement as set forth herein and hereby agree that:
a)	each reference to “the Merger Agreement” in the Agreement shall be deemed to be a reference to the A&R Merger Agreement;
b)
the reference to the Subscription Agreement in subparagraph (iii) of the second paragraph of the Agreement shall be deemed to be a reference to the A&R Subscription Agreement and the definition of the Registration Rights Agreement as set forth in the A&R Subscription Agreement;

c)	subparagraph (i) of the third paragraph of the Agreement is hereby amended and restated in its entirety to read as follows:
“transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge, short sale or similar agreement) or public announcements by the undersigned relating to the number of shares of Passage Common Stock and Warrants issued pursuant to the Merger Agreement in respect of shares of Remix or Passage, as the case may be, if any, purchased pursuant to the Concurrent Financing (as defined in the Merger Agreement) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent Financing (the “Concurrent Financing Released Securities”). For the avoidance of doubt and without limiting any of the foregoing exceptions, the number of Concurrent Financing Released Securities to be issued to the undersigned at the Closing is set forth, solely for informational purposes, opposite his, her or its name on Schedule I to this Lock-Up Agreement under the heading “Concurrent Financing Released Securities”;”
d)	each reference to “Concurrent Financing Released Shares” in the Agreement is hereby amended to read as “Concurrent Financing Released Securities”;
e)
each reference to “this Lock-Up Agreement,” “hereof,” “herein,” “hereby” and similar terms in the Agreement will from and after the entry into this Amendment refer to the Agreement as amended by this Amendment; and

f)	Schedule I to the Agreement is hereby amended and restated in its entirety to read as follows:

Stockholder	Concurrent Financing Released Securities

Except as expressly amended hereby, nothing in this Amendment shall, or shall be deemed or construed to, supersede, amend, alter, modify, limit or waive any of the terms or provisions of the Agreement in any manner whatsoever and the Agreement shall remain in full force and effect and be enforceable against the parties thereto in accordance with its terms and provisions.
The Agreement (as amended herein) and any claim, controversy or dispute arising under or related to the Agreement (as amended herein) shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof. The penultimate paragraph of the Agreement shall apply to this Amendment, mutatis mutandis.
This Amendment to Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment to Lock-Up Agreement (in counterparts or otherwise) by the Company, Passage and the undersigned by electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Amendment to Lock-Up Agreement.
[Signature Pages Follow]

Very truly yours,
[•]

By:
Name:
Title:

[Signature Page to Amendment to Lock-Up Agreement]

ACCEPTED AND AGREED:

REMIX THERAPEUTICS, INC.

By:
Name:	Peter G. Smith, Ph.D.
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED

PASSAGE BIO, INC.

By:
Name:	Will Chou, M.D.
Title:	President and Chief Executive Officer

[Signature Page to Amendment to Lock-Up Agreement]

Annex F
FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

PASSAGE BIO, INC.

and

[•], as Rights Agent

Dated as of [•]
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This CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [ • ], is entered into by and between Passage Bio, Inc., a Delaware corporation (“Passage”), and [ • ], a [ • ], as initial Rights Agent (as defined herein).
PREAMBLE
WHEREAS, Passage, Peregrine Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Passage (“Merger Sub”), and Remix Therapeutics, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of June 24, 2026 (as it may be amended, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Passage (the “Surviving Corporation”);
WHEREAS, in connection with the Merger Agreement, Passage has agreed to provide to the Holders (as defined herein) certain contingent value rights as hereinafter described;
WHEREAS, the parties to this Agreement have done all things necessary to make the contingent value rights, when issued pursuant to this Agreement, the valid obligations of Passage and to make this Agreement a valid and binding agreement of Passage, in accordance with its terms; and
NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:
ARTICLE 1
DEFINITIONS
Section 1.1	Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:
“Acting Holders” means, at any time, the registered Holders of more than thirty-five percent (35%) of the total number of CVRs outstanding at such time, as set forth on the CVR Register.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
“Catalent” means Catalent Pharma Solutions, LLC.
“Catalent Storage Costs” means any documented out-of-pocket costs and expenses paid or payable by Passage or any of its Subsidiaries to Catalent for the storage and maintenance of MLD product supply materials.
“Closing” means the closing of the Merger.
“Closing Date” means the date on which the Closing actually takes place.
“Commercially Reasonable Efforts” means, with respect to the collection of Legacy Asset Payments, carrying out those obligations and tasks in a good faith and diligent manner; taking into account all commercial and other relevant factors that Passage, exercising good faith, would normally take into account with a collection of amounts receivable from a commercial counterparty, provided that, notwithstanding the foregoing, such level of efforts and resources shall not require Passage to advance, expend or commit any funds (other than de minimis administrative costs and the GM1 2027 License Payment) in connection with the collection of any Legacy Asset Payments; provided, further, that such level of efforts and resources shall be determined without taking into account the CVR Payment payable in accordance with, and subject to, the terms hereof.
“CVR” means a contingent contractual right of Holders to receive CVR Payments under this Agreement.
“CVR Payment” means, with respect to each Legacy Asset Payment, the CVR Proceeds attributable to such Legacy Asset Payment.
“CVR Payment Period” means an annual period (or portion thereof) beginning on the Closing Date and ending on December 31 of any given calendar year during the CVR Period; provided that if the last CVR Payment Period would end subsequent to the expiration of the CVR Period, such CVR Payment Period will end on the last day of the CVR Period.
F-3

“CVR Period” means the GM1 CVR Period or the MLD CVR Period, as applicable.
“CVR Proceeds” means a cash payment equal to one hundred percent (100%) of the Legacy Asset Payments actually received by Passage or any of its Subsidiaries during a CVR Payment Period, less Permitted Deductions with respect to such Legacy Asset Payments, in each case as calculated in accordance with GAAP consistently applied.
“Gemma” means Gemma Biotherapeutics, Inc.
“Gemma Sublicense (GM1)” means the Exclusive License Agreement (GM1), dated as of July 31, 2024, as amended on May 7, 2025, by and between Passage and Gemma.
“Gemma Sublicense (MLD)” means the Exclusive License Agreement (MLD), dated as of July 31, 2024, as amended on May 7, 2025, by and between Passage and Gemma.
“Gemma Sublicenses” means, collectively, the Gemma Sublicense (GM1) and the Gemma Sublicense (MLD).
“GM1 2027 License Payment” means the License Maintenance Fee (as defined in the Penn License Agreement) payable by Passage to The Trustees of the University of Pennsylvania pursuant to the Penn License Agreement to extend the license granted under the Penn License Agreement through June 30, 2028.
“GM1 CVR Period” means the period beginning on the Closing Date and ending on July 31, 2028.
“GM1 Payments” means eighty percent (80%) of the payments received by Passage or any of its Subsidiaries from Gemma for the portion of the one-time, non-refundable, non-creditable product purchase fee contemplated by Section 5.1 of the Gemma Sublicense (GM1) which has not already been paid to Passage on or prior to the date of this Agreement.
“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.
“Legacy Asset Payments” means the receipt of cash consideration by Passage or its Subsidiaries with respect to the MLD Payments or the GM1 Payments, in each case, during the applicable CVR Period.
“MLD CVR Period” means the period beginning on the Closing Date and ending on December 31, 2027.
“MLD Payments” means the payments received by Passage or any of its Subsidiaries from Gemma for the one-time, non-refundable, non-creditable upfront fees contemplated by Section 5.1 of the Gemma Sublicense (MLD).
“Officer’s Certificate” means a certificate signed by the chief executive officer or the chief financial officer of Passage, in their respective official capacities.
“Penn License Agreement” means that certain Second Amended and Restated Research, Collaboration and License Agreement by and between Passage and The Trustees of the University of Pennsylvania, a Pennsylvania nonprofit corporation, dated as of July 31, 2024, as amended as of the date of this Agreement.
“Permitted Deductions” means the following costs or expenses, without duplication:
(i)
any applicable and non-recoverable value added, sales or similar Taxes imposed on the Legacy Asset Payments and payable in cash by Passage or any of its Subsidiaries and any income or other similar Taxes required to be paid by Passage or any of its Subsidiaries, in each case, with respect to the taxable year in which such Legacy Asset Payments were received which Taxes would not have been required to be paid by Passage or its applicable Subsidiary but for its receipt of Legacy Asset Payments and any applicable Tax imposed on or otherwise payable in connection with making any CVR Payment or the issuance of any CVR (including, without limitation, (i) the employer portion of any employment, payroll, or other similar Taxes in respect of CVR Payments (including in respect of Passage ITM Options granted to employees or Passage Restricted Stock Unit Awards) and (ii) any withholding Taxes (including interest and penalties) relating to the issuance of a CVR or any CVR Payment); provided that, for purposes of calculating any income Taxes of Passage or any of its Subsidiaries for this purpose, (a) such income Taxes shall be computed after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) of Passage or any of its Subsidiaries that are available to offset income or gain, after taking into account any limits of the usability of such attributes under applicable Law, including under Section 382 of the Code, as reasonably determined by a nationally

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recognized tax advisor, which Tax attributes were generated either (I) prior to the Closing Date or (II) after the Closing Date, in the case of this clause (II) if such Tax attributes relate to the Legacy Asset Payments, (b) for the avoidance of doubt, any item(s) of income or gain resulting or arising from such Legacy Asset Payments shall be treated as the first item(s) of income or gain, as applicable, in the applicable taxable year and (c) Taxes shall not be taken into account under this clause (i), to the extent such Taxes are taken into account in the determination of Passage Net Cash;
(ii)
any reasonable, documented out-of-pocket costs and expenses incurred or accrued by Passage or any of its Subsidiaries in respect of its performance of this Agreement following the Closing Date or in respect of its negotiation, execution, delivery or performance of the Gemma Sublicenses (to the extent related to the Legacy Asset Payments, and including the Catalent Storage Costs) or any other agreement to which Passage or any of its Subsidiaries is a party that is in effect as of the date of this Agreement and related to the Legacy Asset Payments, including (i) any costs related to the prosecution, maintenance or enforcement by Passage or any of its Subsidiaries of intellectual property rights to the extent required by the terms of the Gemma Sublicenses (but excluding any costs related to a breach of this Agreement by Passage, including costs incurred in litigation in respect of the same), (ii) any reasonable, documented out of pocket costs incurred in order to comply with the terms of the Gemma Sublicenses or any other agreement to which Passage or any of its Subsidiaries is a party that is in effect as of the date of this Agreement and related to the Legacy Asset Payments that remain with Passage following the receipt of any Legacy Asset Payment, to the extent such costs relate to any Legacy Asset Payment (but excluding the GM1 2027 License Payment), (iii) any Losses incurred and paid or payable by Passage or any of its Subsidiaries arising out of any claims, demands, actions or other proceedings, in each case, brought by a third party, relating to or in connection with the Gemma Sublicenses or the Legacy Asset Payments or (iv) any documented out-of-pocket fees of the Rights Agent in connection with this Agreement; and

(iii)
any reasonable documented out-of-pocket costs incurred or accrued by Passage or any of its Subsidiaries in connection with the collection or receipt of any Legacy Asset Payment, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee, regulatory and other filing fees, or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto, in each case, pursuant to any Contract to which Passage or any of its Subsidiaries is a party that is in effect as of the date of this Agreement.

“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vi) to Passage or its Subsidiaries; or (vii) as provided in Section 2.6.
“Person” means any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.
“Record Date” means the close of business on the last Business Day prior to the day on which the Effective Time occurs.
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Securities Act” means the Securities Act of 1933, as amended.
“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
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ARTICLE 2
CONTINGENT VALUE RIGHTS
Section 2.1	Holders of CVRs; Appointment of Rights Agent.
(a)
The CVRs shall be issued to the holders of shares of Passage Common Stock as of the Record Date. One CVR will be issued with respect to each share of Passage Common Stock that is outstanding as of the close of business on the Record Date.

(b)
Passage hereby appoints the Rights Agent to act as rights agent for Passage in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2
Non-transferable. A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3	No Certificate; Registration; Registration of Transfer; Change of Address.
(a)	Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.
(b)
The Rights Agent will create and maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for The Depository Trust Company (or its nominee) representing all of the CVRs provided to the holders of shares of Passage Common Stock held as of the close of business on the Record Date. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions from Passage to the Rights Agent. Except as expressly provided herein with respect to the rights of the Rights Agent, neither Passage nor its Subsidiaries will have any responsibility or liability whatsoever to any person other than the Holders.

(c)
Subject to the restrictions on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, as applicable, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures that the Transfer instrument is in proper form and the Transfer is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Passage, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. Each of Passage and the Rights Agent may require payment (without duplication) by the applicable Holder of a sum sufficient to cover any stamp or other transfer Tax or governmental charge that is imposed in connection with (and would not have been imposed but for) any such registration of Transfer, unless the transferee shall have established to the reasonable satisfaction of Passage or the Rights Agent, as applicable, that such Tax or governmental charge, if any, has been paid. No Transfer of CVRs shall be valid until registered in the CVR Register and any Transfer not duly registered in the CVR Register shall be void. Passage shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).

(d)
A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder and conform to such other reasonable requirements as the Rights Agent may establish from time to time. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register. The Acting Holders

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may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.
Section 2.4	Payment Procedures.
(a)
As promptly as practicable (and, in any event, within twenty (20) days) following the receipt by Passage or any of its Subsidiaries of any Legacy Asset Payment, Passage shall (i) deliver to the Rights Agent, an Officer’s Certificate certifying the aggregate amount of (A) the CVR Proceeds (if any) actually received by Passage or its Subsidiaries during such fiscal quarter (or, in the case of the first delivery of such an Officer’s Certificate hereunder, all CVR Proceeds actually received through the end of such fiscal quarter); (B) the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds, and (ii) deliver to the Rights Agent, or to the Rights Agent’s designee, the CVR Payment (if any) by wire transfer of immediately available funds to an account designated in writing by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (x) the quotient determined by dividing (I) the applicable CVR Payment by (II) the total number of CVRs registered in the CVR Register at such time, by (y) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt Passage shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Passage’s obligations set forth in this Section 2.4(a).

(b)
Except to the extent otherwise required pursuant to a change in applicable Law after the date hereof, the parties hereto agree to treat the issuance of the CVRs as not constituting a current distribution and all CVR Payments for U.S. federal (and applicable state and local) income Tax purposes as distributions of money governed by Section 301 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which will constitute a dividend to the extent payable out of Passage and its Subsidiaries’ current and accumulated “earnings and profits” (pursuant to Section 316 of the Code) in the taxable year in which any such CVR Payment is made. The parties hereto will not take any position to the contrary on any Tax Return or for other Tax purposes except as required by a change in applicable Law after the date hereof.

(c)
Passage and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as Passage or the Rights Agent reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such deductions or withholdings or causing any such deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms; provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

(d)
Any portion of a CVR Payment that remains undistributed to the Holders on the date that is six (6) months after the applicable fiscal quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Passage or a Person nominated in writing by Passage (with written notice thereof from Passage to the Rights Agent), and any Holder will thereafter look only to Passage for payment of such CVR Payment (which shall be without interest).

(e)
If any CVR Payment (or portion thereof) remains unclaimed by a Holder on the date that is one year after the date on which such CVR Proceeds were required to be paid to Holders (or immediately prior to such earlier

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date on which such CVR Payment would otherwise escheat to or become the property of any governmental authority), then: (i) such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Passage and will be transferred to Passage or a Person nominated in writing by Passage (with written notice thereof from Passage to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor, and (ii) the CVRs to which such payment relate shall be deemed abandoned in accordance with Section 2.6 and shall no longer be deemed outstanding for any purpose (including for the purposes of calculating, for any CVR Payment payable following such abandonment, the total number of CVRs registered in the CVR Register and the number of CVRs registered to such Holder in the CVR Register). Neither Passage nor the Rights Agent will be liable to any Person in respect of any CVR Payment amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable law. In addition to and not in limitation of any other indemnity obligation herein, Passage agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Passage or a public official.
Section 2.5	No Voting, Dividends or Interest; No Equity or Ownership Interest.
(a)	CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.
(b)
CVRs will not represent any equity or ownership interest in Passage or any of its Subsidiaries or in the Surviving Corporation. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Passage or any of its Subsidiaries or of the Surviving Corporation. Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or equityholder of Passage or any of its Subsidiaries or of the Surviving Corporation, either at law or in equity. The rights of any Holder and the obligations of Passage and its Affiliates and their respective officers, directors and controlling Persons are contract rights and obligations limited to those expressly set forth in this Agreement.

(c)
It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Passage’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that (i) no Legacy Asset Payments will be collected prior to the expiration of the applicable CVR Period and (ii) there will not be any Legacy Asset Payments that may be the subject of a CVR Payment. It is further acknowledged and agreed that neither Passage nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(c) is an essential and material term of this Agreement.

Section 2.6
Ability to Abandon CVR. A Holder may at any time, at such Holder’s option or upon the failure to claim payment under Section 2.4(e), abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Passage or a Person nominated in writing by Passage (with written notice thereof from Passage to the Rights Agent) without consideration or compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Passage of such transfer and cancellation. No such notice to the Rights Agent shall be required in the case of abandonment due to the failure to claim payment under Section 2.4(e). Nothing in this Agreement is intended to prohibit Passage or its Subsidiaries from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

ARTICLE 3
THE RIGHTS AGENT
Section 3.1	Certain Duties and Responsibilities.
(a)
The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of

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the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Passage to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought, except in the case of the willful misconduct, bad faith or fraud of the Rights Agent (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction). Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.
(b)
The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Passage, the Company or the Surviving Corporation. All rights of action under this Agreement may be enforced (but shall not be required to be enforced) by the Rights Agent, any claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent will be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2	Certain Rights of Rights Agent.
(a)
The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b)
The Rights Agent may rely and will be protected by Passage in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Passage.

(c)
The Rights Agent may engage and consult with counsel of its selection, and the written advice or opinion of such counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(d)	Any permissive rights of the Rights Agent hereunder will not be construed as a duty.
(e)	The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.
(f)
Passage agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction); provided that this Section 3.2(f) shall not apply to (i) income, receipt, franchise or similar Taxes, (ii) any Taxes imposed due to the Rights Agent’s connection with the jurisdiction imposing such Taxes (other than any connection caused solely by this Agreement or the Rights Agent performing, enforcing or receiving payments under this Agreement), or (iii) any Taxes imposed due to the failure of the Rights Agent to provide any form, document or certificate that would have reduced or eliminated the amount of withholding taxes (“Excluded Taxes”).

(g)
In addition to the indemnification provided under Section 3.2(f), Passage agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Passage on or prior to the date of this Agreement, and (ii) to reimburse the

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Rights Agent for all reasonable and properly documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all taxes (other than Excluded Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Passage will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(f), if Passage is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.
(h)
No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(i)
The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(j)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Passage resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(k)
Passage shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(l)
The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Passage only.

(m)
The Rights Agent shall act hereunder solely as agent for Passage and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Passage, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Passage.

(n)
The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(o)
The Rights Agent shall not be liable or responsible for any failure of Passage to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable Law.

(p)
Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii) in the absence of bad faith, gross negligence, fraud or willful misconduct on its part, incur no liability and be held harmless by Passage for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(q)
All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for

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Passage and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for Passage. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction), have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits.
(r)
The obligations of Passage and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3	Resignation and Removal; Appointment of Successor.
(a)
The Rights Agent may resign at any time by written notice to Passage. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (i) the date so specified and (ii) the appointment of a successor Rights Agent.

(b)
Passage will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c)
If the Rights Agent resigns, is removed or becomes incapable of acting, Passage will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Passage fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d)
Passage will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Passage fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Passage.

(e)
Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Passage will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f)
The Rights Agent will reasonably cooperate with Passage and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4
Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Passage and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Passage or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

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ARTICLE 4
COVENANTS
Section 4.1
List of Holders. Passage will furnish or cause to be furnished to the Rights Agent, in such form as Passage receives from Passage’s transfer agent (or other agent performing similar services for Passage), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2	Efforts.
(a)
During the applicable CVR Period, Passage will, and will cause its Subsidiaries to, use Commercially Reasonable Efforts to collect the Legacy Asset Payments, to the extent payable to Passage. For the avoidance of doubt, during and after the applicable CVR Period, Passage shall not be required to use any efforts to pursue the collection of any Legacy Asset Payments, except as required by this Section 4.2(a).

(b)
Notwithstanding anything herein to the contrary, but subject to Section 4.2(a) and Section 4.3, (i) Passage and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to Passage’s compliance with the terms of this Agreement, Passage and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Passage and its Affiliates and its and their stockholders, rather than the interest of the Holders, (ii) none of Passage or any of its Affiliates (or any director, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty or any other implied duties to any Holder in respect of the CVRs, the Legacy Asset Payments or the Gemma Sublicenses, (iii) except as specifically provided in Section 4.2(a), Passage shall have no obligation to take any action in order to obtain, maximize or expedite the receipt of any Legacy Asset Payments or to minimize Permitted Deductions, (iv) except as expressly set forth in Article 3 and Section 4.2(a), none of Passage or any of its Subsidiaries shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the collection of any Legacy Asset Payment, and (v) in no event shall Passage or any of its Subsidiaries be required to make any payment or advance any funds to Gemma or any other Person (other than de minimis administrative costs) in order to obtain, facilitate, accelerate or otherwise further the receipt of any Legacy Asset Payment.

(c)
Subject to the requirements of Section 4.2(a) and the other contractual obligations of Passage expressly set forth in this Agreement, (i) the Holders acknowledge that Passage has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay CVR Payments will not create any express or implied obligation to operate its business in any particular manner in order to maximize CVR Proceeds, (ii) except as expressly set forth in this Agreement, the Holders are not relying on any representation of Passage or any other Person with regard to any Legacy Asset Payments or other action involving the Gemma Sublicenses following the Closing, and neither Passage nor any other Person has provided, or can provide, any assurance to the Holders that any CVR Proceeds will in fact be earned and paid, and (iii) none of Passage or any of its Subsidiaries, officers, directors or Affiliates shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the collection of any Legacy Asset Payments, and in no event shall any of Passage, its Subsidiaries, directors, officers and Affiliates be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement.

(d)	Following the expiration of the applicable CVR Period, Passage shall be permitted to take any action in respect of the Gemma Sublicenses in its sole and absolute discretion.
(e)	Passage shall make the GM1 2027 License Payment when due and payable under the Penn License Agreement.
Section 4.3	Prohibited Actions.
(a)
During the applicable CVR Period, Passage shall not (i) terminate, amend or waive provision of any Gemma Sublicense in a manner that would reasonably be expected to materially and adversely affect Passage’s ability to collect any Legacy Asset Payments or the rights of the Holders hereunder; (ii) transfer or assign the Gemma Sublicenses, or any rights to receive payments thereunder, to any other Person (other than a Subsidiary of Passage), unless such Person assumes all of Passage’s obligations under this Agreement; (iii) grant any lien, security interest, pledge or similar interest in any Legacy Asset Payments (other than liens, security interests, pledges or similar interests generally granted with respect to all assets of Passage, and not specific to the

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Legacy Asset Payments, and which do not prohibit the ability of Passage to collect any Legacy Asset Payments and, in connection therewith, to distribute the CVR Payments resulting from such Legacy Asset Payments to the Holders, free and clear of such liens and security interests) or any CVR Proceeds; or (iv) terminate the Gemma Sublicenses or the Penn License Agreement, other than a termination by Passage of any Gemma Sublicense or the Penn License Agreement in response to a material breach by Gemma of any Gemma Sublicense (other than a breach by Gemma of any payment obligations under the Gemma Sublicenses (including with respect to patent and prosecution costs required to be paid to The Trustees of the University of Pennsylvania under the Penn License Agreement)) or a material breach by The Trustees of the University of Pennsylvania of the Penn License Agreement, in each case, that remains uncured following any applicable cure period, if such termination would be reasonable under the circumstances.
(b)
Notwithstanding anything in this Agreement to the contrary, (x) the covenants of Passage set forth in Section 4.2 shall not be deemed breached on account of Passage’s failure to (i) hire or retain any new employees specifically for the purpose of collecting the Legacy Asset Payments or (ii) initiate, prosecute or maintain any litigation against Gemma or any other Person in connection with the Legacy Asset Payments; and (y) any exercise by the Acting Holders of enforcement rights under Section 7.6 with respect to Article 4 shall be subject to the foregoing limitation.

Section 4.4	Audit and Information Rights.
(a)
Within thirty (30) days following the end of each calendar year during the CVR Period, Passage shall prepare and deliver to the Rights Agent a high-level written report summarizing (i) the status of, and significant activity related to, the Legacy Asset Payments under the Gemma Sublicenses (including any Legacy Asset Payments invoiced to Gemma but not yet received and any material developments affecting the Legacy Asset Payments following the Closing Date) and (ii) any CVR Payments paid or payable (including expectations around upcoming CVR Payments and the timing thereof).

(b)
Until the termination of this Agreement and for a period of two (2) years thereafter, Passage shall keep, and shall require its Affiliates to keep, complete and accurate books and records to the extent necessary to calculate the CVR Payments payable under this Agreement. The Acting Holders shall have the right to cause an independent certified public accounting firm of nationally recognized standing reasonably acceptable to Passage (the “Independent Accountant”) to audit such books and records for the sole purpose of confirming the CVR Payments payable hereunder, subject to (x) the prior execution and delivery of a reasonable confidentiality agreement by such Independent Accountant in form and substance reasonably satisfactory to Passage and (y) such access not unreasonably interfering with the conduct of the business of Passage or any of its Affiliates. Upon at least fifteen (15) Business Days’ prior written notice from the Acting Holders, such audit shall be conducted during regular business hours in such a manner as to not unnecessarily interfere with Passage’s normal business activities.

(c)
Such audit shall not be performed more frequently than once per calendar year, and no CVR Payment Period that has been the subject of a prior audit may be audited more than once. The Independent Accountant shall disclose to the Rights Agent or the Acting Holders, as applicable, only whether the calculations are correct or not and the specific details concerning any discrepancies. No other information shall be shared, and in no event shall Passage be required to provide any Tax returns or any other Tax information it deems confidential to the Holders or any other party (other than the Independent Accountant, subject to the confidentiality agreement referenced above).

(d)
If the audit reveals an overpayment, Passage shall be entitled to withhold such amount from future CVR Payments. If the audit reveals an underpayment, Passage shall promptly (and in any event within thirty (30) days) remit such amount to the Rights Agent for distribution to the Holders. The Acting Holders shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Passage of ten percent (10%) or more of the CVR Payment due under this Agreement for the applicable period, in which case Passage shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the Independent Accountant pursuant to this Section 4.4 and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any adjustment or any event relating thereto unless and until it shall have received such report.

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ARTICLE 5
AMENDMENTS
Section 5.1	Amendments Without Consent of Holders or Rights Agent.
(a)
Passage, at any time and from time to time, may enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Rights Agent (subject to Section 5.3):

(i)
to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii)	to evidence the succession of another Person to Passage and the assumption of any such successor of the covenants of Passage outlined herein in a transaction contemplated by Section 6.1;
(iii)
to add to the covenants of Passage such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders; provided that in each case, such provisions shall not adversely affect the rights of the Holders;

(iv)
to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case, such provisions shall not adversely affect the rights of the Holders;

(v)
as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(vi)	as may be necessary or appropriate to ensure that Passage is not required to produce a prospectus or an admission document in order to comply with applicable Law;
(vii)
to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Passage or its Subsidiaries in accordance with Section 2.2 or Section 2.3;

(viii)	as may be necessary or appropriate to ensure that Passage complies with applicable Law; or
(ix)
to effect any other amendment to this Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b)
Promptly after the execution by Passage of any amendment pursuant to this Section 5.1, Passage will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2	Amendments with Consent of Holders.
(a)
In addition to any amendments to this Agreement that may be made by Passage without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Acting Holders, Passage and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b)
Promptly after the execution by Passage and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Passage will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3
Effect of Amendments. Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Passage which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any

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supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.
ARTICLE 6
CONSOLIDATION, MERGER, SALE OR CONVEYANCE
Section 6.1
Successor Substituted. Upon any consolidation of or merger by Passage with or into any other Person, or any conveyance, transfer or lease of substantially all of the properties and assets of Passage to any Person, the surviving Person or acquiring Person (as applicable) shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Passage under this Agreement with the same effect as if such Person had been named as Passage herein.

ARTICLE 7
MISCELLANEOUS
Section 7.1
Notices to Rights Agent and to Passage. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by FedEx or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[•]

if to Passage, to:

Passage Bio, Inc.
100 Forge Road, Suite 400
Watertown, MA 02472
Attention: [•]
Email: [***]

with a copy, which shall not constitute notice, to:

Latham & Watkins LLP
200 Clarendon Street
Boston, MA 02116
Attention: Peter Handrinos; Leah Sauter
Email: [***]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.
Section 7.2
Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

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Section 7.3
Entire Agreement. As between Passage and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4
Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5
Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Passage and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Passage’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Passage may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Passage is merged or consolidated, or any entity resulting from any merger or consolidation to which Passage shall be a party (each, an “Assignee”); provided, however, that in connection with any assignment to an Assignee, Passage shall agree to remain liable for the performance by Passage of its obligations hereunder (to the extent Passage exists following such assignment). Passage or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6
Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than Passage, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Passage, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein (including the right of the Acting Holders to enforce the obligations of Passage pursuant to Article 4, on behalf of the Holders, as third-party beneficiaries of such obligations). Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7
Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to any rule or principle that would result in application of the law of any other jurisdiction) and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 7.8
Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an

F-16

inconvenient forum or do not have jurisdiction over any party hereto; and (e) agrees that service of process upon such party hereto in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.
Section 7.9
WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO (AND BY ACCEPTING THE CVRS, THE HOLDERS) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10
Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Passage.

Section 7.11
Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party hereto has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12
Termination. This Agreement will automatically terminate with respect to an applicable Legacy Asset Payment and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor with respect to the applicable Legacy Asset Payment, upon the earlier of (a) the expiration of the applicable CVR Period and (b) the date on which all Legacy Asset Payments have been received and all CVR Payments in respect thereof have been distributed to the Holders. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement; provided that, notwithstanding anything to the contrary herein, if the MLD Payments remain invoiced to Gemma but unpaid as of December 31, 2027, the Holders shall have no right to CVR Payments related to MLD Payments following such date.

Section 7.13
Force Majeure. Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Passage or any of its Subsidiaries (except as it relates to the obligations of the Company (and the Surviving Corporation) under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

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Section 7.14	Construction.
(a)
For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b)
As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c)
The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d)
Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(e)	All references herein to “$” are to United States Dollars.
[Remainder of page intentionally left blank]
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

PASSAGE BIO, INC.

By:
Name:
Title:

[•], as Rights Agent

By:
Name:
Title:

[Signature Page to CVR Agreement]
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Annex G
AMENDED AND RESTATED SUBSCRIPTION AGREEMENT
This Amended and Restated Subscription Agreement (this “Agreement”) is made and entered into as of September 2, 2026 (the “Effective Date”) by and among Remix Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the purchasers listed on the Schedule of Purchasers attached hereto, severally and not jointly (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 8 hereof.
RECITALS
WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Peregrine Merger Sub, Inc. (“Merger Sub”), and Passage Bio, Inc. (“Passage”), dated as of June 24, 2026 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Passage (the “Merger”);
WHEREAS, the Company and the Purchasers are party to that certain Subscription Agreement, dated as of June 24, 2026 (the “Original Agreement”);
WHEREAS, the Company and each Purchaser, in accordance with Section 9.01 of the Original Agreement, desire to amend and restate the Original Agreement as hereinafter set forth in order to provide for the purchase of pre-funded warrants to purchase shares of Common Stock (as defined below) in lieu of shares of Common Stock;
WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company, an aggregate amount equal to $69,999,999.28 (the “Total Subscription Amount”) of (A) shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) and/or (B) pre-funded warrants to purchase shares of Common Stock, in substantially the form attached hereto as Exhibit A (the “Pre-Funded Warrants”);
WHEREAS, the Company and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act and/or in reliance upon any of the safe harbors set forth in Regulation D thereunder; and
WHEREAS, at the Initial Effective Time (as defined in the Merger Agreement) by virtue of the Merger, the shares of Common Stock shall be automatically converted into the right to receive a number of shares of common stock par value $0.0001 per share, of Passage (the “Passage Common Stock”), and the Pre-Funded Warrants shall cease to represent a right to acquire shares of Common Stock and shall be converted into a pre-funded warrant to purchase shares of Passage Common Stock, in accordance with Section 2.4(d) and Section 2.4(i), respectively, of the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:
SECTION 1.	Authorization of Securities.
1.01
The Company has authorized the sale and issuance of shares of Common Stock and the Pre-Funded Warrants on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Shares”, the shares of Common Stock issuable upon exercise of or otherwise pursuant to the Pre-Funded Warrants shall be referred to as the “Warrant Shares” and the Shares and the Pre-Funded Warrants (including, as applicable, the Warrant Shares issuable in exchange therefor) shall be collectively referred to as the “Securities”.

SECTION 2.	Sale and Purchase of the Securities.
2.01
Upon the terms and subject to the conditions herein contained (including the satisfaction or waiver of the closing conditions set forth in Section 6), the Company agrees to sell and issue to each Purchaser, and each Purchaser agrees, severally and not jointly, to purchase from the Company, at a closing to take place remotely via exchange of executed documents (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately prior to the Initial Effective Time (as such term is defined in the Merger Agreement), (i) that number of Shares set forth under the heading “Shares” opposite such Purchaser’s name on the Schedule of Purchasers (which represents the portion of the Purchaser’s Subscription Amount set forth on the Schedule of Purchasers (the “Subscription Amount”) divided by the Purchase Price (as may be adjusted pursuant to Section 2.04 hereof) (rounded down to the nearest whole share)), and (ii) that number of

Pre-Funded Warrants to purchase shares of Common Stock set forth under the heading “Shares Underlying Pre-Funded Warrants” opposite such Purchaser’s name on the Schedule of Purchasers (which represents the remainder of the Purchaser’s Subscription Amount divided by the Warrant Purchase Price (as may be adjusted pursuant to Section 2.04 hereof) (rounded down to the nearest whole share)).
2.02
Upon written notice from (or on behalf of) the Company to the Purchasers (the “Wire Instructions Notice”) at least three Business Days prior to the date that the Company reasonably expects all conditions to the closing of the Merger to be satisfied, each Purchaser will pay the Subscription Amount set forth opposite such Purchaser’s name on the Schedule of Purchasers by wire transfer of immediately available funds in accordance with the Wire Instructions Notice at least two Business Days prior to the Closing. The Wire Instructions Notice shall include an express acknowledgement that the Company reasonably expects all conditions to the closing of the Merger under the Merger Agreement to be satisfied on the Closing Date. If so requested by the Company in the Wire Instructions Notice and agreed by the applicable Purchaser, the Subscription Amount of each Purchaser shall be paid into an escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released to the Company only upon satisfaction of each of the closing conditions set forth in Section 6 below. In the event the Closing does not occur within three Business Days of the Closing Date specified in the Wire Instructions Notice, unless otherwise agreed by the Company and such Purchaser, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than one Business Day thereafter) return the aggregate Subscription Amount to each Purchaser by wire transfer of U.S. dollars in immediately available funds to the account specified by such Purchaser. On the Closing Date, the Company will deliver, against payment by each Purchaser of its Subscription Amount, (A) the Shares in book-entry form registered in the name of the Purchaser (or its nominee as instructed by the Purchaser) free and clear of any liens or other restrictions (other than those arising under applicable securities laws, and shall provide evidence of such issuance from Passage’s transfer agent as of the Closing Date to each Purchaser, and (B) if applicable, a Pre-Funded Warrant registered in the name of the Purchaser (or its nominee as instructed by the Purchaser) free and clear of any liens or other restrictions (other than those arising under applicable securities laws) to such Purchaser. Notwithstanding the foregoing and anything in this Agreement to the contrary, the Company may amend the Schedule of Purchasers up to three Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the number of Securities purchased and the Subscription Amount to be paid, in each case, by each applicable Purchaser, and shall provide such updated Schedule of Purchasers to a Purchaser upon request (provided, however, for the avoidance of doubt, that the Company may not increase or decrease a Purchaser’s “Subscription Amount” set forth in the Schedule of Purchasers without the prior written consent of such Purchaser).

2.03
Notwithstanding anything to the contrary in this Agreement, the (i) Schedule of Purchasers and (ii) the aggregate Subscription Amount may be amended by the Company and the affected Purchaser (which may be a new Purchaser) prior to the effectiveness of the Registration Statement, without the consent of the other parties hereto, to reflect the actual number of Securities purchased by each Purchaser at the Closing, provided that (x) the Company shall provide to Purchasers such updated Schedule of Purchasers, (y) the aggregate Subscription Amount of all Purchasers after giving effect to such amendment shall not be less than the Total Subscription Amount and (z) no Purchaser’s Subscription Amount be increased without such Purchaser’s prior written consent. For the avoidance of doubt, the Company may, with the approval of the Purchaser Majority, add additional purchasers (each of whom shall execute a joinder to this Agreement and make the representations set forth in Section 3) at any time prior to the effectiveness of the Registration Statement, provided that the Purchase Price paid by such additional purchasers is equal to or greater than the Purchase Price.

2.04
In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference in this Agreement to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

SECTION 3.
Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company and the Placement Agents, as of the date of the Original Agreement, that:

3.01
Organization. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

3.02
Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.03
Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Purchaser who is entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

3.04
Investment Representations and Warranties. The Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the 1933 Act or any applicable state securities laws or the securities laws of any other jurisdiction and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

3.05
Acquisition for Own Account. The Purchaser is acquiring the Securities for its own account for investment purposes and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or federal securities laws. The Purchaser has not been formed for the specific purpose of acquiring the Securities.

3.06
No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Securities by the Purchaser has not been solicited by or through anyone other than the Company or, on the Company’s behalf, Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C. (the “Placement Agents”), who have been engaged as joint placement agents for the offering of the Securities; provided that the Company may engage additional Placement Agents from time to time in its sole discretion.

3.07
Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser is a sophisticated institutional investor, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement, and has sufficient knowledge and experience in investing in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. The Purchaser is able to bear the substantial risks of an investment in the Securities including but not limited to loss of the Purchaser’s entire investment therein. The Purchaser has exercised independent judgment in evaluating its participation in the purchase of the Securities, and has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Securities and participation in the transactions contemplated by this Agreement (i) are consistent with the Purchaser’s financial needs, objectives and applicable investment policies or guidelines, (ii) do not and will not violate or constitute a default under the Purchaser’s charter, bylaws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound, except to the extent such non-compliance, violation or default would not materially and adversely affect the Purchaser’s ability to consummate the transactions contemplated by this Agreement, and (iii) is a fit, proper and suitable investment for the Purchaser, notwithstanding the substantial risks inherent in investing in or holding the Securities.

3.08
Accredited Investor. The Purchaser is (i) a qualified institutional buyer (as defined in Rule 144A of the 1933 Act), or (ii) an “accredited investor” within the meaning of Rule 501(a) (1), (2), (3) or (7) under the 1933 Act. Accordingly, the Purchaser understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J). The Purchaser is an institutional account as defined in FINRA Rule 4512(c). Accordingly, the Purchaser has also been advised that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

3.09
Restricted Securities. The Purchaser understands that the Securities are being offered in a transaction not involving any public offering within the meaning of the 1933 Act in a transaction exempt from the registration requirements of the 1933 Act, and will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the 1933 Act and that, under such laws and applicable regulations, such Securities may be resold without registration under the 1933 Act only in certain limited circumstances.

3.10
Review and Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on the Schedule of Purchasers and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences, and on the Purchaser’s own sources of information and advisors with respect to all tax matters, and not on any statements or representations of the Company (other than the representations and warranties in this Agreement), the Placement Agents or any of their respective agents, and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement. Based on such information as the Purchaser deemed appropriate and without reliance upon the Placement Agents, the Purchaser has independently made its own analysis and decision to purchase the Securities. The Purchaser has (i) had the opportunity to ask questions of and receive answers directly with respect to its purchase of Securities, and (ii) conducted and completed its own independent due diligence with respect to the purchase of Securities. Neither such inquiries nor any other due diligence investigation conducted by the Purchaser shall modify, limit or otherwise affect such Purchaser’s right to reasonably rely on the Company’s representations and warranties contained in this Agreement.

3.11
Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers, or as otherwise noted on the Schedule of Purchasers.

3.12
Disclosure of Information. The Purchaser has had an opportunity to review Passage’s 1934 Act filings, such audited financial information of Passage for the years ended December 31, 2024 and December 31, 2025, the Company’s “PIPE Presentation”, including the risk factors in the “PIPE Presentation”, as most recently provided to such Purchaser in connection herewith, and such other information as the undersigned deems necessary in order to make an investment decision with respect to the Securities, and discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Securities and the terms and related risks of the Merger with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4 of this Agreement or the right of the Purchasers to rely thereon.

3.13
Placement Agents. Such Purchaser hereby acknowledges and agrees that it has independently evaluated the merits of its decision to purchase the Securities, and that (a) the Placement Agents are acting solely as placement agents in connection with the execution, delivery and performance of this Agreement, the Registration Rights Agreement or the Merger Agreement and are not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Purchaser, the Company or any other Person in connection with the execution, delivery and performance of this Agreement, the Registration Rights Agreement or the Merger Agreement, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the execution, delivery and performance of this Agreement, the Registration Rights Agreement or the Merger Agreement and (c) the Placement Agents will not have any responsibility with respect the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company.

3.14
No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser, the purchase of the Securities in accordance with their terms and the consummation by the Purchaser of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Purchaser (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of the Purchaser, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Purchaser to perform its obligations under this Agreement.

SECTION 4.	Representations and Warranties by the Company. The Company represents and warrants to the Purchasers and the Placement Agents that:
4.01
Absence of Changes. The Company has conducted its business only in the ordinary course of business (except for the execution and performance of this Agreement and the Merger Agreement, and the discussions, negotiations, and transactions related thereto) and since the incorporation of the Company (i) there has not been any change, condition, event, circumstance, occurrence, result, state of facts or development that has or would reasonably be expected to have a materially adverse effect on the business, condition (financial or otherwise), general affairs, management, prospects, assets, liabilities, operations, results of operations, stockholders’ equity or financial performance of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”); provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect: (A) changes in general economic, regulatory or political conditions in the United States or changes in conditions in the U.S. financial, credit or securities markets generally (including changes in interest rates and exchange rates) provided that the Company is not disproportionately affected thereby, (B) changes, conditions or developments in the industries in which the Company operates provided that the Company is not disproportionately affected thereby, (C) material changes in applicable law or in GAAP or in accounting standards, or any material changes in the interpretation or enforcement of any of the foregoing, (D) acts of war (whether or not declared), sabotage, terrorism, natural disasters, epidemics, pandemics or other force majeure events provided that the Company is not disproportionately affected thereby, (E) changes resulting from the announcement or pendency of the Merger or any of the transactions contemplated by this Agreement or the Merger Agreement, and (F) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failure may be taken into account in determining whether there is a Material Adverse Effect to the extent not otherwise excluded by this proviso), (ii) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business (which shall include entering into material licensing and collaboration agreements and preferred stock and convertible note financings) and except as contemplated in this Agreement and the Merger Agreement, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

4.02
Organization and Good Standing of the Company. The Company and its subsidiaries have been duly organized or incorporated (as applicable) and are validly existing and in good standing (as applicable) under the laws of their respective jurisdictions of organization or incorporation, and have all necessary power and authority (i) to conduct the business in which they are engaged in all material respects in the manner in which their respective business is currently being conducted, (ii) to own or lease and use their respective property and assets in the manner in which their respective property and assets are currently owned or leased and used in all material respects and (iii) to perform their respective obligations under all contracts by which they are bound in all material respects. The Company and its subsidiaries are each duly qualified as a foreign corporation (or other applicable entity) to transact business and are in good standing in each other jurisdiction in which such qualification is required, whether by ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

4.03
Subsidiaries. The Company does not have any subsidiaries, other than the Remix Securities Corporation, and does not otherwise own any shares of capital stock or any interest in any other Person. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity. The Company owns 100% of the equity interests of each of its subsidiaries.

4.04
Validity; Valid Issuance of Securities. The Company has all requisite corporate power and authority to enter into this Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and the Merger Agreement and to consummate the transactions contemplated by this Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and the Merger Agreement, subject only to (i) the adoption of the Merger Agreement in accordance with the terms thereof and an amendment to the Company’s certificate of incorporation by the Company’s stockholders under the Delaware General Corporation Law, (ii) the filing of an amendment to the Company’s certificate of incorporation, and (iii) the consent required by the Company’s stockholders to terminate the Company’s investor agreements. The execution and delivery of this Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and the Merger Agreement and the consummation of the transactions contemplated by this Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and the Merger Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the stockholder approvals set forth above. Assuming the due authorization, execution and delivery by each Purchaser, this Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and the Merger Agreement each constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Shares are duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities laws or such restrictions as the Purchaser has agreed to in writing with the Company, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation, as amended by the certificate of amendment to be filed immediately prior to the Closing, or bylaws or the Delaware General Corporation Law. The Warrant Shares have been reserved for issuance and, upon issuance pursuant to the terms of the Pre-Funded Warrants against full payment therefor in accordance with the terms of the Pre-Funded Warrants, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities laws or such restrictions as the Purchaser has agreed to in writing with the Company, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation, as amended by the certificate of amendment to be filed immediately prior to the Closing, or bylaws or the Delaware General Corporation Law. All of the issued and outstanding shares of capital stock of the Company have been issued in compliance in all material respects with applicable federal and state securities laws.

4.05
Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 hereof and except as set forth in the Merger Agreement and the Registration Rights Agreement and the filing of the certificate of amendment to the Company’s certificate of incorporation, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity (as defined below) is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D of the 1933 Act and applicable state securities laws, which have been made or will be made in a timely manner.

4.06
Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (i) in violation of its charter, bylaws or similar organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse

Effect, or (iii) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. Subject to obtaining the Required Remix Stockholder Vote (as defined in the Merger Agreement), the execution, delivery and the performance of this Agreement and the Merger Agreement and the consummation of the transactions contemplated herein (including the issuance and sale of the Securities) and compliance by the Company with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (1) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments, (2) result in any violation of the provisions of the certificate of incorporation, by-laws or similar organizational document of the Company or any of its subsidiaries or (3) result in any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except in the case of clauses (1) and (3), for such violations as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.
4.07
Absence of Proceedings. There is no action, suit, proceeding or, to the knowledge of the Company, inquiry or investigation, before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would have or reasonably be expected to be material to the Company and its subsidiaries, taken as a whole, or materially and adversely affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.

4.08
Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, reasonably be expected to be material to the Company or any of its subsidiaries, taken as a whole. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, reasonably be expected to be material to the Company or any of its subsidiaries, taken as a whole. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, reasonably be expected to be material to the Company or any of its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to be material to the Company or any of its subsidiaries, taken as a whole.

4.09
Payment of Taxes. All United States federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all U.S. federal income taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. No assessment in connection with United States federal tax returns has been made against the Company. The Company and its subsidiaries have filed all other material tax returns that are required to have been filed by them or have timely requested extensions thereof pursuant to applicable foreign, state, local or other law, and has paid all material taxes due pursuant to such returns or all material taxes due and payable pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company or its subsidiaries. There are no (i) examinations or audits of any tax return of the Company or its subsidiaries that are pending or in progress involving any material taxes or (ii) unresolved written claims that have been received by the Company or its subsidiaries from any governmental body in any jurisdiction where the Company or any such subsidiary, as applicable, does not file tax returns that the Company or any such subsidiary is or may be subject to taxes in that jurisdiction. No extension or waiver of the statute of limitation period applicable to any material tax returns of the Company or material tax has been granted and is currently in effect other than automatic extensions of the time in which to file a tax return of the Company obtained in the ordinary course of business.
4.10
Insurance. The Company and the subsidiaries carry or are entitled to the benefits of insurance, with what the Company reasonably believes to be financially sound and reputable insurers, in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and assets, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of the subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to be material to the Company or any of its subsidiaries, taken as a whole.

4.11
Investment Company Act. The Company is not required, and immediately after the sale of the Securities hereunder will not be required, to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

4.12
Studies, Tests and Preclinical and Clinical Trials. The pre-clinical studies and clinical trials conducted by or, to the Company’s knowledge, on behalf of or sponsored by the Company and its subsidiaries with respect to the Company’s product candidates (collectively “Studies”) were, and if still pending are, being conducted in all material respects in accordance with all Applicable Laws (as defined below) to which such Studies are or were subject. Neither the Company nor its subsidiaries has received any written notices or correspondence from any Governmental Entity requiring or threatening the termination, adverse modification or suspension of any ongoing or proposed Studies other than in connection with ordinary course communications with respect to modifications in connection with the design and implementation of such Studies, and, to the Company’s knowledge, there are no reasonable grounds for the same.

4.13
Regulatory Matters. Except in each case as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, since June 1, 2023: (i) neither the Company nor any of its subsidiaries has received any FDA Form 483, notice of adverse finding, warning letter or other correspondence or written notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with (x) any statutes, laws, ordinances, rules and regulations applicable to the Company and its subsidiaries for the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product or product candidate manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws enforced by other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”) or (y) any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws and/or to carry on its businesses as now conducted (“Authorizations”) and (ii) the Company and each of its subsidiaries has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission).

4.14
Compliance With Laws. The Company has complied in all material respects with, is not in material violation of, and has not received any written notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

4.15
Information Provided. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement), or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the 1933 Act or Rule 14a-12 under the 1934 Act, including the Company Presentation (each a “Regulation M-A Filing”), shall not, at the time the Registration Statement or any such Regulation M-A Filing is filed with the Securities and Exchange Commission (the “Commission”), at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the Commission, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Passage in connection with the meeting of Passage’s stockholders (the “Public Company Meeting”), shall not, on the date the proxy statement/prospectus included in the Registration Statement is first mailed to stockholders of Passage, at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.
4.16
No Additional Agreements. The Company does not have any agreement or understanding with any Purchaser or any other person with respect to the transactions contemplated by this Agreement other than as specified in this Agreement. The Company has no other agreements or understandings (including, without limitation, side letters) with any Purchaser to purchase any of the Securities on terms more favorable to such Purchaser than as set forth herein.

4.17
Private Placement. None of the Company, its subsidiaries or any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Securities being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3 hereof, the issuance and sale of the Securities is exempt from registration under the 1933 Act.

4.18
No Disqualification Events. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any person listed in the first paragraph of Rule 506(d)(1). The Company is not aware of any Person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

4.19
No General Solicitation. Neither the Company nor, to the Company’s knowledge, any person acting on behalf of the Company has, directly or indirectly, offered or sold any of the Securities by any form of general solicitation or general advertising.

4.20
No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3 hereof, none of the Company, its subsidiaries nor, to the Company’s knowledge, any of its or their Affiliates or any Person acting on its or their behalf has, directly or indirectly, at any time within the past six (6) months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Section 4(a)(2) and/or Regulation D under the 1933 Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions.

4.21
Brokers. Other than the Placement Agents, there is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Company that is entitled to any fee or commission in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby (other than the Merger), other than RBC Capital Markets L.L.C. and Canaccord Genuity, capital markets advisors to the Company.

4.22
Additional Representations and Warranties. The Company’s representations and warranties set forth in the Merger Agreement in Sections 3.3 (Authority; Binding Nature of Agreement), 3.6 (Capitalization), 3.7 (Financial Statements), 3.10 (Title to Assets), 3.11 (Real Property; Leasehold), 3.12 (Intellectual Property), 3.13 (Agreements, Contracts and Commitments), 3.14 (Compliance; Permits; Restrictions) (except with respect to the first sentence of clause (a) thereof and with respect to clauses (e) and (h) thereof),

3.17 (Employee and Labor Matters; Benefit Plans), 3.18 (Environmental Matters), 3.20 (Transactions with Affiliates) and 3.22 (Privacy and Data Security) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Remix Disclosure Schedule (as defined in the Merger Agreement). As of the Effective Date, to the knowledge of the Company, the representations and warranties of Passage in the Merger Agreement and in any certificate or other writing delivered by Passage pursuant thereto are true and correct.
4.23
Merger Agreement. The Purchasers have been provided with true, complete and correct copies of the Merger Agreement and the Remix Disclosure Schedule (as defined in the Merger Agreement) in the form originally executed, and there have been no amendments or waivers thereto other than those as to which the Purchasers have been advised in writing.

4.24
Employee Agreements. To the Company’s knowledge, each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality, proprietary information and assignment of inventions and intellectual property rights (the “Confidential Information Agreements”). To the Company’s knowledge, no current or former employee or consultant has excluded works or inventions from his or her assignment of inventions pursuant to such person’s Confidential Information Agreement. To the Company’s knowledge, no employee or consultant is in violation of any agreement described in this Section 4.24.

4.25
Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

4.26
Reliance by Purchasers. The Company acknowledges that each Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth in this Agreement.

SECTION 5.	Covenants.
5.01
Further Assurances. At or prior to Closing, each party agrees to cooperate and generally do such reasonable acts and things in good faith as may be necessary to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement and effectuate the intents and purposes of this Agreement subject to the terms and conditions hereof.

5.02
Disclosure of Transactions and Other Material Information. The Company shall or shall cause Passage to, (i) on or before 9:00 a.m., New York City time, within one Business Day immediately following the Effective Date (or if this Agreement is executed between midnight and 9:00 a.m., New York City time, on any Business Day, no later than 9:01 a.m. on the Effective Date), issue one or more press releases and/or file with the Commission a Current Report on Form 8-K (collectively with the press release, the “Disclosure Document”, and the actual issuance or acceptance (as applicable) of the filing of such press releases or Current Report on Form 8-K, the “Disclosure Time”) disclosing all material terms of the transactions contemplated hereby and by the Merger Agreement and any other material nonpublic information within the meaning of the federal securities laws that the Company, Passage or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Passage has provided to the Purchasers in connection with the transactions contemplated by this Agreement and by the Merger Agreement prior to the filing of the Disclosure Document. The Company represents and warrants that, from and after the issuance of the Disclosure Document, no Purchaser shall be in possession of any material nonpublic information received from the Company, Passage or their respective officers, directors, employees, agents or other person acting at their direction. In addition, effective upon the Disclosure Time, the Company acknowledges and agrees that any and all confidentiality obligations agreed to pursuant to the wall cross procedures for the Offering shall terminate and be of no further force or effect. The Company understands and confirms that each of the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. The Company shall not, and shall cause its officers, directors, employees and agents not to, publicly disclose the name of any Purchaser or any affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any affiliate or investment adviser of any Purchaser without the prior written consent (including by e-mail) of such Purchaser (i) in any press release, marketing materials or any other public announcement, or (ii) in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of any national securities exchange on which Passage’s securities are listed for trading or (C) to the extent such disclosure contains only information previously approved in accordance with this Section 5.02.
5.03
Concurrent Financing Restructuring. In the event the structure of the Concurrent Financing (as defined in the Merger Agreement) either violates applicable Law (as defined in the Merger Agreement) or materially and adversely affects Passage’s ability to cause the Registration Statement to become effective in a timely manner, and in any event 60 days prior to the Outside Date (as defined in, and as may be extended in accordance with, the Merger Agreement), then the Company and Purchasers shall cooperate and use commercially reasonable efforts to cause the Concurrent Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Passage Common Stock (as defined in the Merger Agreement) substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Passage and its subsidiaries, and the number of shares of Passage Common Stock ultimately held by each Purchaser in respect of such amounts as though the Concurrent Financing and the Merger pursuant to the Merger Agreement have been consummated according to their respective terms.

5.04
Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

5.05
Form S-4. From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Registration Statement will register the issuance of the shares of Passage Common Stock to be issued in exchange for the Securities, subject to and in accordance with the terms of the Merger Agreement, to the Purchasers that are not affiliates of the Company.

5.06
Blue Sky Laws. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to each Purchaser at the Closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “blue sky” laws of the states of the United States following the Closing Date.

5.07
No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend, modify or waive (or approve an amendment, modification or a waiver requested by Passage of, or fail to contest an action regarding a breach of) any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Purchaser would reasonably expect to receive pursuant to this Agreement without the consent of each Purchaser, it being agreed that any amendment or modification to the definitions of “Remix Equity Value,” “Remix Outstanding Shares,” “Concurrent Financing Merger Shares,” “Concurrent Financing Allocation Percentage,” “Concurrent Investment Amount” and “Concurrent Financing Proceeds” in the Merger Agreement shall be deemed materially adverse to the Purchasers.
5.08
Equal Treatment of Purchasers. No consideration shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

5.09	Indemnification.
(a)
The Company agrees to indemnify and hold harmless each Purchaser and its Affiliates, and their respective directors, officers, trustees, members, stockholders, partners, managers, employees, investment advisers and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorneys’ fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under this Agreement or the Registration Rights Agreement, and will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person.

(b)
Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

SECTION 6.	Conditions of Closing.
6.01
Conditions of the Purchasers’ Obligations at the Closing. The obligations of each Purchaser under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, unless otherwise waived by such Purchaser solely as to itself.

(a)
Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the Effective Date, and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) to the extent expressly made as of an earlier date in which case as of such earlier date and (ii) the Fundamental Representations and representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects).
(b)
Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c)
Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate, in form and substance reasonably acceptable to the Purchasers, certifying that the conditions specified in Sections 6.01(a), 6.01(b), 6.01(f), 6.01(j), 6.01(k) and 6.01(l) of this Agreement have been fulfilled.

(d)
Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(e)
Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate, in form and substance reasonably acceptable to the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed), certifying (i) the certificate of incorporation and bylaws of the Company, (ii) authorization of the Board of Directors of the Company approving this Agreement and the transactions contemplated under this Agreement (including the Merger Agreement) and (iii) as to a certificate evidencing the good standing of the Company in Delaware issued by the Secretary of State of Delaware, as of a date within five Business Days of the Closing Date.

(f)
Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement, but subject to the satisfaction of such conditions as of the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Merger Agreement or any provision thereof shall not have been amended, modified, or waived in contravention of Section 5.07 hereof.

(g)
No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.

(h)	Registration Rights Agreement. The Company shall have delivered the fully executed Registration Rights Agreement.
(i)
Opinion of Company Counsel. The Purchasers and the Placement Agents shall have received from Latham & Watkins LLP, counsel for the Company, an opinion, dated as of the Closing, in the form and substance typical for transactions of this nature.

(j)
Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been, to the Company’s knowledge, initiated or threatened in writing by the Commission or its staff.

(k)
Nasdaq. The shares of Passage’s common stock, par value $0.0001 per share (the “Passage Common Stock”) to be issued in the Merger (including, for the avoidance of doubt, shares of Passage Common Stock issued in exchange for the Securities issued hereunder) shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(l)	Financing Amount. The Company shall receive at Closing aggregate proceeds from the purchase of Securities pursuant to this Agreement of not less than the Total Subscription Amount.
(m)	No Material Adverse Effect. Since the Effective Date, no Material Adverse Effect shall have occurred.

6.02
Conditions of the Company’s Obligations. The obligations of the Company under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.

(a)
Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct as of the Effective Date and true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date in which case shall be as of such earlier date).

(b)
Performance. Each Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c)
Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(d)
Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

(e)
Payment. The Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the Subscription Amount of each Purchaser at the Closing as set forth on the Schedule of Purchasers.

(f)	Injunction. The purchase of and payment for the Securities by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation.
SECTION 7.	Transfer Restrictions; Restrictive Legend.
7.01	Transfer Restrictions.
(a)
Each Purchaser understands that the Company may, as a condition to the transfer of any of the Securities, require that the request for transfer be accompanied by a certificate and/or an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the 1933 Act, unless such transfer is covered by an effective registration statement or is exempt from the registration requirements of the 1933 Act, including under Rule 144. It is understood that the certificates evidencing the Securities may bear substantially the following legend:

“THESE SECURITIES (INCLUDING ANY SHARES ISSUABLE UPON EXERCISE HEREOF) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS OR A VALID EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS.”
(b)
Upon request by a Purchaser, the Company shall use commercially reasonable efforts to cause the transfer agent to remove any restrictive legend as promptly as reasonably practicable in connection with any sale of any Securities bearing such restrictive legend pursuant to Rule 144 or any other applicable exemption from the registration requirements of the Securities Act; provided the Company has received customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall be responsible for the fees of its transfer agent and counsel to the Company associated with such issuances.

SECTION 8.	Definitions. Unless the context otherwise requires, the terms defined in this Section 8 shall have the meanings specified for all purposes of this Agreement.
“1933 Act” means the Securities Act of 1933, as amended.
“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.
“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.
“Company Presentation” means that certain Investor Presentation, dated June 2026, as provided to the Purchasers prior to the Effective Date and filed by Passage on a Current Report on Form 8-K after the Effective Date.
“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312.
“Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.
“Engagement Letter” means the Engagement Letter by and between the Company and the Placement Agents, dated June 17, 2026.
“Fundamental Representations” means the representations and warranties made by the Company in Sections 4.02 (Organization and Good Standing of the Company), 4.04 (Validity; Valid Issuance of Securities), 4.05 (Governmental Consents and Filings), 4.06 (Absence of Violations, Defaults and Conflicts), 4.07 (Absence of Proceedings), 4.11 (Investment Company Act), 4.14 (Compliance with Laws), 4.18 (No Disqualification Events), 4.19 (No General Solicitation), 4.20 (No Integrated Offering) and 4.21 (Brokers).
“National Exchange” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange.
“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
“Purchase Price” means $1.3861395 (as may be adjusted pursuant to Section 2.04 hereof).
“Purchaser Majority” means, prior to the Closing, the Purchasers committed to purchase a majority of the Securities and, following the Closing, the Purchasers who hold a majority of the Securities (including any Passage Common Stock issued in exchange therefor) still held by the Purchasers, which majority must include Purchasers who purchased at least $15,000,000 in Securities at the Closing.
“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached hereto as Exhibit B, to be entered into at the Closing among the Company and each Purchaser.
“Rule 144” means Rule 144 promulgated by the Commission pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as Rule 144.
“Warrant Purchase Price” means an amount equal to (i) the Purchase Price minus (ii) $0.0001.
SECTION 9.	Miscellaneous.
9.01
Waivers and Amendments. Neither this Agreement, nor any provision hereof, may be changed, waived, amended or modified orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchaser Majority, provided that, (a) if any, change, waiver, amendment, modification disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall be required and (b) the consent of each Purchaser shall be required for any change in the Purchase Price or applicable Purchaser’s Subscription Amount, any change in the type of security to be issued to Purchasers at Closing, or the amendment or waiver of Section 9.12 or 9.13 or of any of the closing conditions set forth in Sections 6.01(a), 6.01(f), 6.01(j), 6.01(k), or 6.01(l).

9.02
Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered, if delivered personally, (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) when receipt is acknowledged, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and to the addresses set forth on the Schedule of Purchasers with respect to the Purchasers.

if to the Company:
Remix Therapeutics, Inc.
100 Forge Road, Suite 400
Watertown, MA 02472
Attention: Peter Smith
Email: [***]

with a copy to (which shall not constitute notice):
Latham & Watkins LLP
200 Clarendon Street
Boston, MA 02215
Attention: Peter Handrinos; Leah Sauter; Elisabeth Martin
Email: [***]

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 9.02.
9.03
Cumulative Remedies. None of the rights, powers or remedies conferred upon each Purchaser, on the one hand, or the Company, on the other hand, shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

9.04
Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Purchaser and the successors of the Company, whether so expressed or not. None of the Purchasers may assign its rights or obligations hereof without the prior written consent of the Company, except that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 3 hereof). The Company may not assign its rights or obligations hereof without the consent of the Purchaser Majority. This Agreement shall not inure to the benefit of or be enforceable by any other person.

9.05	Exculpation and Acknowledgement of Placement Agents. Each party hereto agrees for the express benefit of each of the Placement Agents, its affiliates and its representatives that:
(a)
Each of the Placement Agents is acting solely as financial advisor to the Company in connection with the sale of the Securities and is not acting in any other capacity and is not and shall not be construed as a fiduciary for the Purchaser, or any other person or entity in connection with the sale of Securities.

(b)
No Placement Agent or any of its affiliates or any of its representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company, (ii) has made or will make any representation or warranty, express or implied, of any kind or character, and has not provided any advice or recommendation to the Purchasers in connection with the purchase or sale of the Securities, (iii) has any responsibilities as to the validity, accuracy, completeness, value or genuineness, as of any date, of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement, the Registration Rights Agreement or the Merger Agreement, or in connection with any of the transactions contemplated by such agreements, including any valuation, offering or marketing materials, or any omissions from such materials; or (iv) shall be liable or have any obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise to the Purchaser or to any person claiming through the Purchaser, (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement, the Registration Rights Agreement or the Merger Agreement or (y) for anything which any of them may do or refrain from doing in connection with this Agreement, the Registration Rights Agreement or the Merger Agreement, except for such party’s own gross negligence, willful misconduct or bad faith.
(c)
The Placement Agents, their respective affiliates and their respective representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company.

(d)
Each Purchaser acknowledges that each of the Placement Agents is acting as a placement agent on a “best efforts” basis for the Securities being offered hereby and will be compensated by the Company for acting in such capacity. Each Purchaser represents that such Purchaser was contacted regarding the sale of the Securities by a Placement Agent or the Company (or an authorized agent or representative thereof) with whom the Purchaser entered into a verbal or written confidentiality agreement.

(e)
Each Purchaser represents that it is making this investment based on the results of its own due diligence investigation of the Company, and has not relied on any information or advice furnished by or on behalf of either of the Placement Agents in connection with the transactions contemplated hereby. Each Purchaser acknowledges that neither of the Placement Agents has made, and will not make, any representations and warranties with respect to the Company or the transactions contemplated hereby, and the Purchaser will not rely on any statements made by either of the Placement Agents, orally or in writing, to the contrary.

9.06	Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.
9.07
Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. IN ANY ACTION OR PROCEEDING BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, EACH OF THE PARTIES: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH CLAUSE (A) OF THIS SECTION 9.07, (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 9.02 OF THIS AGREEMENT AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

9.08
Survival. The representations and warranties of the Company and the Purchasers contained in Sections 3 and 4 and the agreements and covenants set forth in Sections 5 and 9 shall survive the Closing for the applicable statute of limitations (unless such covenant or agreement terminates earlier in accordance with its terms), which shall not be extended by Section 8106(c) of Title 10 of the Delaware Code or any similar law. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

9.09	Confidential Information.
(a)
Each Purchaser covenants that until such time as the transactions contemplated by this Agreement and any material non-public information provided to such Purchaser are publicly disclosed by the Company in accordance with Section 5.02 (or earlier termination of this Agreement), such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Purchaser’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.
(b)
The Company may request from the Purchasers such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of a Purchaser to acquire the Securities, and such Purchaser shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by such Purchaser confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of Nasdaq. The Purchaser acknowledges that the Company or Passage may file a copy of this Agreement and the Registration Rights Agreement with the Commission as exhibits to a periodic report, current report or a registration statement of the Company or Passage.

9.10
Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts (including counterparts delivered by facsimile or other electronic format) shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

9.11
Entire Agreement. This Agreement, together with the Registration Rights Agreement, contains the entire agreement among the parties hereto with respect to the subject matter hereof and, except as set forth  below, this agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof, including the Original Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement and subject to Section 5.02, this Agreement shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company and any Purchaser as of the date hereof.

9.12
Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

9.13
Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement, and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

9.14
Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Purchaser, (c) if, on the Closing Date, any of the conditions of Closing set forth in Section 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (d) if the Closing has not occurred on or before the Outside Date (as defined in the Merger Agreement), other than as a result of a Willful Breach of a Purchaser’s obligations hereunder, provided however, that the Outside Date may not be extended to any date that is more than eighteen months following the date hereof without each Purchaser’s prior written consent; provided, however, that nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. Upon any termination hereof prior to the issuance of the Securities, any amounts paid by a Purchaser to the Company in connection with the transactions contemplated herein shall promptly (and in any event within one Business Day) be returned in full to such Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser, without any deduction for or on account of any tax withholding, charges or set-off. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.
9.15
No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person; provided, however, that each of the Placement Agents will be entitled to rely, as an express third-party beneficiary, on the representations and warranties of the Purchasers and the Company set forth in Section 3 and Section 4 hereof, the covenants set forth in Section 5 hereof and Sections 9.04, 9.05, 9.08, 9.13 and 9.14 hereof.

9.16	Amendment and Restatement. The Company and each of the Purchasers hereby agree that the Original Agreement is hereby amended, restated, superseded and replaced in its entirety by this Agreement.
[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

REMIX THERAPEUTICS, INC.
a Delaware corporation

By:
Name:
Title:

[Signature Page to A&R Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

PURCHASER:

[•]

By:
Name:
Title:

Beneficial Ownership Limitation for Pre-Funded
Warrants: [4.99%]/[9.99%]

[Signature Page to A&R Subscription Agreement]

SCHEDULE OF PURCHASERS
[***]

Exhibit A

Form of Pre-Funded Warrant

Exhibit B

Form of Registration Rights Agreement

Annex H
FORM OF REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this “Agreement”) is made and entered into as of [•], 2026, among Remix Therapeutics, Inc., a Delaware corporation (“Remix”), Passage Bio, Inc., a Delaware corporation (“Passage”), and each of the several investors signatory hereto.
WHEREAS, Remix and Passage are party to that certain Amended and Restated Agreement and Plan of Merger by and among Remix, Peregrine Merger Sub, Inc., Peregrine Merger Sub II, LLC and Passage, dated as of [•], 2026 (the “Merger Agreement”), pursuant to which the Company will become a wholly-owned subsidiary of Passage (the “Merger”);
WHEREAS, following the Effective Time (as defined in the Merger Agreement), Passage will change its name to Remix Therapeutics, Inc. (“TopCo”);
WHEREAS, the Company and certain investors (the “Purchasers”) are parties to an Amended and Restated Subscription Agreement, dated as of [•], 2026 (the “Purchase Agreement”), pursuant to which such Purchasers, severally and not jointly, are purchasing, prior to the Initial Effective Time, (A) shares of common stock of Remix (the “Purchased Shares”) and/or (B) pre-funded warrants to purchase shares of common stock of Remix (“Pre-Funded Warrants” and together with the Purchased Shares, the “Purchased Securities” and the shares of common stock issuable upon exercise of the Pre-Funded Warrants, the “Warrant Shares”, which shares shall be common stock of Remix prior to the Effective Time and Common Stock after the Effective Time);
WHEREAS, pursuant to that certain Convertible Promissory Note Purchase Agreement, dated as of June 24, 2026 (the “Bridge Note Purchase Agreement”), Remix has issued $[•] aggregate principal amount of convertible promissory notes (the “Bridge Notes”) to certain lenders (the “Bridge Note Lenders”);
WHEREAS, pursuant to that certain Convertible Promissory Note Purchase Agreement, dated as of November 14, 2025, as amended by the Omnibus Amendment No. 1 to Convertible Promissory Note and Warrant Purchase Agreement and Notes, dated as of June 24, 2026 (as amended, the “2025 Note Purchase Agreement”), Remix has issued $29,988,211.99 aggregate principal amount of convertible promissory notes (the “2025 Notes”) to certain lenders (the “2025 Notes Lenders” and together with the Bridge Note Lenders, the “Lenders”);
WHEREAS, the Bridge Note Purchase Agreement and the 2025 Note Purchase Agreement provide that if, prior to the maturity date of the Bridge Notes and the 2025 Notes, as applicable, a PIPE Offering (as defined in each of the Bridge Note Purchase Agreement and the 2025 Note Purchase Agreement) is consummated, then the outstanding amount under each Bridge Note and each 2025 Note will be converted automatically and concurrently into a number of shares of common stock of Remix or exchanged for Pre-Funded Warrants at the election of the holder of the Bridge Notes (collectively, the “Conversion Securities”);
WHEREAS, at the Initial Effective Time by virtue of the Merger, the shares of common stock of Remix shall be automatically converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of TopCo (the “Common Stock”), in accordance with Section 2.4(d) of the Merger Agreement;
WHEREAS, at the Effective Time by virtue of the Merger, the Pre-Funded Warrants shall be assumed by TopCo and such Pre-Funded Warrants shall become exercisable for shares of Common Stock of TopCo in accordance with the terms set forth in the Merger Agreement; and
WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, and pursuant to the terms of the Purchase Agreement, the parties desire to enter into this Agreement in order to grant certain rights to the Purchasers and the Lenders as set forth below.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1.	Definitions.
In addition to the terms defined herein, capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given to such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:
“Company” means Remix Therapeutics, Inc. for all periods prior to the Effective Time and TopCo for all periods after the Effective Time.
“Effectiveness Date” means, with respect to the Initial Registration Statement required to be filed hereunder, the 90th calendar day following the Effective Time (or, in the event of a “full review” by the Commission, the 120th calendar day following the Effective Time) and with respect to any additional Registration Statements that may be required pursuant to Sections 2(b) and 2(c) or Section 3(c), the 60th calendar day following the date on which an additional Registration Statement is required to be filed hereunder (or, in the event of a “full review” by the Commission, the 90th calendar day following the date thereof); provided, however, that in the event the Company is notified by the Commission (orally or in writing) that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the second (2nd) Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above, provided, further, if such Effectiveness Date falls on a day that is not a Trading Day, then the Effectiveness Date shall be the next succeeding Trading Day.
“Effectiveness Period” shall have the meaning set forth in Section 2(a).
“Filing Date” means, with respect to the Initial Registration Statement required hereunder, the 30th calendar day following the Effective Time, and, with respect to any additional Registration Statements that may be required pursuant to Sections 2(b) and 2(c) or Section 3(c), the 20th calendar day following the later of (i) the date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Registrable Securities and (ii) the date on which the Company becomes aware of the necessity of filing such additional Registration Statement related to the Registrable Securities.
“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.
“Indemnified Party” shall have the meaning set forth in Section 5(c).
“Indemnifying Party” shall have the meaning set forth in Section 5(c).
“Initial Registration Statement” means the initial Registration Statement filed pursuant to this Agreement.
“Losses” shall have the meaning set forth in Section 5(a).
“Plan of Distribution” shall have the meaning set forth in Section 2(a).
“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A or Rule 430B promulgated by the Commission pursuant to the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
“Registrable Securities” means, as of any date of determination, (a) all shares of TopCo common stock issued or issuable to the Purchasers and/or their respective affiliates at the closing of the Merger in respect of the Purchased Securities, (b) all shares of TopCo common stock issued to the Lenders and/or their respective affiliates at the closing of the Merger in respect of the Conversion Securities, (c) all shares of TopCo issued at the closing of the Merger to the Purchasers and the Lenders and/or their respective affiliates in respect of all other shares of capital stock of Remix held by the Purchasers and the Lenders and/or their respective affiliates as of immediately prior to the Initial Effective Time, and (d) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided, however, that any such

Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of (i) a Registration Statement with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (ii) such Registrable Securities have been previously sold in accordance with Rule 144, (iii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s shares without limitation during a three-month period without registration, (iv) with respect to Registrable Securities held by a Holder that is not an affiliate of the Company, upon exchange of such Registrable Securities for unrestricted shares under an effective registration statement on Form S-4, if available and assuming any applicable legends (if any) are removed from such Registrable Securities (other than the Form S-4 related to the Merger), and (v) three years after the date of this Agreement.
“Registration Statement” means any registration statement required to be filed hereunder pursuant to Section 2(a) and any additional registration statements contemplated by Section 2(c) or Section 3(c), including (in each case) the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.
“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.
“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.
“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff (whether or not publicly-available); provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the Commission and (ii) the Securities Act.
“Selling Stockholder Questionnaire” shall have the meaning set forth in Section 3(a).
“Trading Day” means any day on which the TopCo’s common stock is traded on a National Exchange.
2.	Shelf Registration.
(a)
On or prior to each Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. Each Registration Statement filed hereunder shall contain (unless otherwise directed by Holders holding at least 85% of Registrable Securities) disclosure substantially in the form of the “Plan of Distribution” attached hereto as Annex A and substantially in the form of the “Selling Stockholder” section attached hereto as Annex B. Subject to the terms of this Agreement, the Company shall use commercially reasonable efforts to cause a Registration Statement filed under this Agreement (including, without limitation, under Section 3(c)) to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Date, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all Registrable Securities held by the Holders until the earlier of (a) the date that all Registrable Securities covered by such Registration Statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and (b) three years after the date of this Agreement (the “Effectiveness Period”). The Company shall telephonically request effectiveness of a Registration Statement as of 5:00 p.m. (New York City time) on a Trading Day. The Company shall notify the Holders via e-mail of the effectiveness of a Registration Statement no more than one (1) Trading Day following confirmation of effectiveness with the Commission. The Company shall, in accordance with SEC Guidance, file a final Prospectus with the Commission as required by Rule 424.

(b)
Notwithstanding the registration obligations set forth in Section 2(a), if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform each of the Holders thereof and use commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the Commission, covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; with respect to filing on Form S-3 or other appropriate form; provided, however, that prior to filing such amendment, the Company shall be obligated to use commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance.

(c)
If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities) or requires any Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make commercially reasonable efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter.” Each Holder shall have the right to have its legal counsel, at such Holder’s expense, to review and oversee any registration or matters pursuant to this Section 2(c), including to comment on any written submission made to the Commission with respect thereto. In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 2(c), the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder (provided that, in the event an Holder withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Holder in any Registration Statement covering the resale thereof until such time as the Commission no longer requires such Holder to be named as an “underwriter” in such Registration Statement or such Holder otherwise consents in writing to being so named). Any cutback imposed on the Holders pursuant to this Section 2(c) shall be allocated among the Holders by reducing Registrable Securities represented by shares of Common Stock (applied, in the case that some of such shares of Common Stock may be registered, to the Holders on a pro rata basis based on the total number of such unregistered shares of Common Stock held by such Holders, but excluding from such pro rata calculation any unregistered shares of Common Stock held by a Holder that the Commission has deemed to be an “underwriter” or otherwise requires such Holder to sell its shares of Common Stock in a primary offering). For purposes of this Section 2(c), shares of Common Stock issuable upon exercise of the Pre-Funded Warrants shall be treated as shares of Common Stock held by the Holder thereof. In the event of a cutback hereunder, the Company shall give the Holder at least two (2) Trading Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Company amends the Initial Registration Statement in accordance with the foregoing, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended.

(d)
If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 promptly as practicable after such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.

3.	Registration Procedures.
In connection with the Company’s registration obligations hereunder, the Company shall:
(a)
As far in advance as reasonably practicable, but in any event not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto, the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents will be subject to the review of such Holders, and (ii) use commercially reasonable efforts to cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act, provided that the Company shall redact any sections of such documents that may contain material non-public information unless the Holder consents in writing to receive such information and agrees to hold it in confidence. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto (A) containing information regarding any Holder to which such Holder reasonably objects in good faith, provided that the Company is notified of such objection in writing no later than three (3) Trading Days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related Prospectus or amendments or supplements thereto, or (B) to which the Required Holders shall reasonably (x) object or (y) believe contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information is required (in the good faith opinion of the Company) to comply with any applicable law or regulation or SEC Guidance. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex C or such other form as reasonably acceptable to the Company (a “Selling Stockholder Questionnaire”) on a date that is not less than two (2) Trading Days prior to the Filing Date or by the end of the third (3rd) Trading Day following the date on which such Holder receives draft materials in accordance with this Section. The Company shall not be required to include any Registrable Securities in the Registration Statement for any Holder that has not provided such Selling Stockholder Questionnaire.

(b)
Each Holder shall cooperate with the Company as reasonably requested in connection with the preparation of each Registration Statement, including responding promptly to any comments from the Commission relating to information provided by or concerning such Holder.

(c)
(i) Prepare and file with the Commission such amendments, including post-effective amendments, to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep a Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424, (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to a Registration Statement or any amendment thereto and, upon request of Holders, provide as promptly as reasonably possible to the Holders true and complete copies of all correspondence from and to the Commission relating to a Registration Statement (provided that, the Company shall excise any information contained therein that would constitute material non-public information regarding the Company or any of its subsidiaries), and (iv) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.

(d)
If during the Effectiveness Period, the number of Registrable Securities at any time exceeds 100% of the number of shares of Common Stock then registered in a Registration Statement, then the Company shall, subject to Sections 2(b) and 2(c), if applicable, file as soon as reasonably practicable, an additional Registration Statement covering the resale by the Holders of not less than the number of such Registrable Securities.

(e)
Notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (iii) through (v) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than one (1) Trading Day prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed, (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement, and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information, (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceeding for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (a “Proceeding”) for such purpose, and (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that in no event shall any such notice contain any information that would constitute material, non-public information regarding the Company or any of its subsidiaries.

(f)
Use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order stopping or suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(g)
If requested by a Holder, furnish to each Holder, without charge, an electronic copy of the conformed copy of each such Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference to the extent requested by such Person, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission, provided that any such item that is available on the EDGAR system (or successor thereto) need not be furnished.

(h)
Subject to the terms of this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(d).

(i)
Prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(j)
In connection with any sale pursuant to an effective Registration Statement, if requested by a Holder, promptly (and in any event within five (5) Trading Days of such request) deliver to Holder certificates or book entry statements, as applicable, representing Registrable Securities to be delivered to a transferee pursuant to such effective Registration Statement, which certificates shall be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in the name of the transferee as such Holder may reasonably request.
(k)
Upon the occurrence of any event contemplated by Section 3(d)(iii) through (v), as promptly as reasonably possible under the circumstances taking into account the Company’s good faith determination of any adverse consequences to the Company and its stockholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with clauses (iii) through (v) of Section 3(d) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus; provided that the Company shall only be entitled to exercise its right under this Section 3(k) to suspend the availability of a Registration Statement and Prospectus up to two (2) occasions in any 12-month period for a period not to exceed forty five (45) consecutive days or a total of ninety (90) calendar days, in each case in any such 12-month period. The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is reasonably practicable.

(l)
Otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the Commission pursuant to Rule 424 under the Securities Act, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.

(m)
The Company shall use its commercially reasonable efforts to maintain eligibility for use of Form S-3 (or any successor form thereto) for the registration of the resale of the Registrable Securities once eligible to use such form.

(n)
The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and, if required by the Commission, the natural persons thereof that have voting and dispositive control over the shares.

(o)
The Company shall use its reasonable best efforts to cause all Registrable Securities to be listed on each securities exchange or market, if any, on which the shares of Passage common stock are listed.

(p)
The Company shall, at its sole expense, upon appropriate notice from a Holder stating that Registrable Securities have been sold or transferred pursuant to an effective Registration Statement, promptly (and in any event within five (5) Trading Days of such notice) prepare and deliver certificates or evidence of book-entry positions representing the Registrable Securities to be delivered to a transferee pursuant to such Registration Statement, which certificates or book-entry positions shall be free of any restrictive legends and in such denominations and registered in such names as the undersigned may request.

(q)
The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request to the extent permitted by such Registration Statement or Rule 144 to effect sales of Registrable Securities, provided that the Company has timely received from the holder customary representations and other documentation, including broker representation letters reasonably acceptable to the Company and the transfer agent; for the avoidance of doubt, the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System.

4.
Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Company’s counsel and independent registered public accountants) (A) with respect to filings made with the Commission, (B) with respect to filings required to be made with any National Exchange on which the Common Stock is then listed for trading, and (C) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including the Company’s transfer agent, and (vii) solely in connection with the review and filing of the initial Registration Statement, the reasonable fees and expenses, not to exceed $50,000, of one counsel for the selling Holders selected by the Holders of a majority of the Registrable Securities to be registered. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Holder or, except to the extent provided for in the Purchase Agreement or this Agreement, any legal fees or other costs of the Holders.

5.	Indemnification.
(a)
Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder and its affiliates, the officers, directors, members, partners, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, stockholders, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or based solely upon (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement (the matters in the foregoing clauses (1) and (2) being, collectively, “Violations”), except to the extent, but only to the extent, that (i) such untrue statements or omissions are based upon information regarding such Holder furnished in writing to the Company by such Holder or indemnified person expressly for use therein and that has not been corrected in a subsequent writing prior to or concurrently with the sale of Registrable Securities to the Person asserting the claim, (ii) in the case of an occurrence of an event of the type specified in Section 3(d)(iii)-(v), such Losses result from the use by such Holder or indemnified person of an outdated, defective or otherwise unavailable prospectus if the untrue statement or omission of material fact contained in such prospectus was corrected in a revised prospectus, as then amended or supplemented, and the Holder or indemnified person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; (iii) shall not be available to the extent such claim is based on a failure of the relevant Holder or indemnified person to deliver, or cause to be delivered, if required, the prospectus to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities; and (iv) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive the transfer of any Registrable Securities by any of the Holders in accordance with Section 6(f).
(b)
Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that (i) such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company expressly for inclusion in such Registration Statement or such Prospectus, including information provided in the Selling Stockholder Questionnaire and that has not been corrected in a subsequent writing prior to or concurrently with the sale of Registrable Securities to the Person asserting the claim, or (ii) such Losses arise from such Holder’s violation of its obligations under this Agreement. In no event shall the liability of a selling Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c)
Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with defense thereof, provided that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and counsel to the Indemnified Party shall reasonably believe that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel shall be at the expense of the Indemnifying Party). Notwithstanding anything in this Section 5, the Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

Subject to the terms of this Agreement, all reasonable and documented fees and expenses of the Indemnified Party (including reasonable and documented fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party, provided that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) not to be entitled to indemnification hereunder.
(d)
Contribution. If the indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission; provided, however, that no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 5 was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. In no event shall the contribution obligation of a Holder of Registrable Securities, when combined with any amounts owed under Section 5(b) be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.
The indemnity and contribution agreements contained in this Section 5(d) are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
6.	Miscellaneous.
(a)
Remedies. In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each of the Company and each Holder agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and that the obligations of the parties hereunder shall be specifically enforceable.

(b)
No Piggyback on Registrations; Prohibition on Filing Other Registration Statements. The Company shall not file any other registration statements until all Registrable Securities are registered pursuant to a Registration Statement that is declared effective by the Commission, provided that this Section 6(b) shall not prohibit the Company from filing amendments to registration statements filed prior to the date of this Agreement so long as no new securities are registered on any such existing registration statements, nor preparing and filing with the Commission a registration statement on Form S-8 relating to its equity incentive plans, nor filing a shelf registration statement on Form S-3 or Form S-1 for securities held by stockholders who are parties to separate registration rights agreements entered into prior to the date hereof or in connection with the Merger, nor filing any registration statement in connection with the issuance of securities as merger consideration, nor filing any registration statement as may be required to comply with applicable law or the rules of any national securities exchange.
(c)
Discontinued Disposition. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(d)(iii) through (v), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable.

(d)
Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Required Holders, provided that, (i) if any amendment, modification or waiver disproportionately and adversely impacts a Holder (or group of Holders), the consent of such disproportionately impacted Holder (or group of Holders) shall be required, (ii) any amendment, modification or waiver of the definition of Registrable Securities, Filing Date, Effectiveness Date, Effectiveness Period, Section 5 or this Section 6(d) shall require the consent of each Holder affected by such amendment, modification or waiver, (iii) the consent of all Holders is required for any amendment or modification that creates or imposes new or additional obligations on the Holders, including, without limitation, any lockup agreement, and (iv) any amendment, modification or waiver that would increase the Company’s obligations or liabilities hereunder or shorten any time period for Company performance shall require the prior written consent of the Company. If a Registration Statement does not register all of the Registrable Securities pursuant to a waiver or amendment done in compliance with the previous sentence, then the number of Registrable Securities to be registered for each Holder shall be reduced pro rata among all Holders and each Holder shall have the right to designate which of its Registrable Securities shall be omitted from such Registration Statement. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder or some Holders and that does not directly or indirectly affect the rights of other Holders may be given only by such Holder or Holders of all of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the first sentence of this Section 6(d). No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement. As used herein, “Required Holders” means Holders of 50.1% or more of the then outstanding Registrable Securities (for purposes of clarification, this includes any securities issuable upon conversion or exercise of any Registrable Security).

(e)	Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.
(f)
Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign (except by merger or other transaction in which the Registrable Securities are converted into the equity securities of another Person, in which case such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder) its rights or obligations hereunder without the prior written consent of the Required Holders. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under Section 9.04 of the Purchase Agreement, provided each such assignee agrees to be bound by the terms of this Agreement.

(g)
No Inconsistent Agreements. Neither the Company nor any of its subsidiaries has entered, as of the date hereof, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Neither the Company nor any of its subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full; provided that the Company shall not be deemed to be in breach of this Section 6(g) solely by reason of any registration rights agreement entered into in connection with the Merger Agreement or any equity incentive plan of the Company.
(h)
Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page was an original thereof.

(i)
Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement and Section 9.07 is hereby incorporated herein mutatis mutandis.

(j)	Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.
(k)
Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(l)	Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.
(m)
Independent Nature of Holders’ Obligations and Rights. The obligations of each Holder hereunder are several and not joint with the obligations of any other Holder hereunder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this Agreement or any other matters, and the Company acknowledges that the Holders are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or transactions. Each Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained was solely in the control of the Company, not the action or decision of any Holder, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Holder. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Holder, solely, and not between the Company and the Holders collectively and not between and among Holders.

(n)
Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of any Holder or of any affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of any Holder or of any affiliates or assignees thereof, as such for any obligation of any Holder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
(Signature Pages Follow)

IN WITNESS WHEREOF, the parties have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

REMIX THERAPEUTICS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

PASSAGE BIO, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

INVESTOR:

[•]

By:
Name:
Title:

Annex A
Plan of Distribution
Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees, donees (including charitable organizations), transferees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their securities covered hereby either directly by such person, through underwriters, dealers or agents, on any principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded, in the over-the-counter market or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•
block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as agent on both sides of the trade;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	the pledge of securities for any loan or obligation
•	privately negotiated transactions;
•	through the writing or settlement of short sales entered into after the effective date of the registration statement of which the prospectus will form a part;
•
through distribution by a Selling Stockholder or its successor in interest to its members, general or limited partners or stockholders (or their respective members, general or limited partners, beneficiaries or stockholders)

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.
The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, or otherwise as permitted pursuant to applicable law, rather than under this prospectus.
The Selling Stockholders may distribute the securities covered by this prospectus from time to time in one or more transactions: (i) at a fixed price or prices, which may be changed from time to time; (ii) at market prices prevailing at the time of sale; (iii) at prices related to the prevailing market prices; or (iv) at negotiated prices.
Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
H-A-1

The Selling Stockholders also may from time to time pledge or grant a security interest in some or all of the securities owned by them that are subject to this prospectus, and the pledgees or secured parties will, upon foreclosure in the event of default, be deemed to be Selling Stockholders. If and to the extent such foreclosure occurs, the number of securities under this prospectus on behalf of such Selling Stockholder will decrease by the number of securities subject to any such foreclosure. The Selling Stockholders also may transfer the securities in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
A Selling Stockholder that is an entity may elect to make an in-kind distribution of securities to its members, general or limited partners, beneficiaries or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus.
The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any discounts, commissions or concessions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.
We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
We agreed to keep this prospectus effective until the earlier of (a) the date that the securities (i) have been sold, pursuant to this prospectus or pursuant to Rule 144, or (ii) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect and (b) [•].1 The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. There can be no assurances that the Selling Stockholders will sell any or all of the securities offered under this prospectus.
[1]	Insert the third anniversary of the registration rights agreement.
H-A-2

Annex B
SELLING STOCKHOLDERS
For additional information regarding the issuances of those shares of common stock being registered for resale in this registration statement, see “Private Placement of Shares of Common Stock” and “Business Combination of [•] and [•]” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.
The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock, as of ________, 2026.
The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.
The fourth column reflects the number of shares of common stock beneficially owned by each selling stockholder, assuming the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution”.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering

H-B-1

Annex C
Selling Stockholder Notice and Questionnaire
The undersigned owner of Registrable Securities (as such term is defined in the Registration Rights Agreement) of Passage Bio, Inc., a Delaware corporation (the “Company”) (to be renamed Remix Therapeutics, Inc.), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement dated as of [ • ], 2026 to which the Company and the undersigned are parties (the “Registration Rights Agreement”). A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.
Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.
NOTICE
The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.
The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:
QUESTIONNAIRE
1.	Name.

(a)	Full Legal Name of Selling Stockholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Stockholder:

Telephone:
Fax:
Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?
Yes ☐ No ☐
(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?
Yes ☐ No ☐
Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

H-C-1

(c)	Are you an affiliate of a broker-dealer?
Yes ☐ No ☐
(d)
If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐
Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Ownership of Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other Company securities owned by the Selling Stockholder (including beneficially owned, as applicable):

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

H-C-2

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.
By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.
IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name:
Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:
H-C-3

Annex I
FORM OF CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

PASSAGE BIO, INC.
Passage Bio, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
1. This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Delaware Secretary of State on May 30, 2023, as amended by the Certificate of Amendment filed with the Delaware Secretary of State on July 11, 2025 (the “Certificate of Incorporation”).
2. Pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation has duly adopted this Certificate of Amendment, and the Corporation’s stockholders have duly approved this Certificate of Amendment.
3. Section 1 of Article IV of the Certificate of Incorporation is hereby amended by adding the following paragraph to the end of such section:
“Effective at 5:00 p.m. Eastern Time on   , 2026 (the “Effective Time”), each [  ]1 shares of Common Stock then issued and outstanding, or held in treasury of the Corporation, immediately prior to the Effective Time shall automatically be reclassified and converted into one (1) share of Common Stock, without any further action by the Corporation or the respective holders of such shares (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result the Reverse Stock Split and, in lieu thereof, (a) with respect to holders of one or more certificates, if any, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share of Common Stock on the date of the Effective Time as reported by The Nasdaq Capital Market (as adjusted to give effect to the Reverse Stock Split); provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified; and (b) with respect to holders of shares of Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder.”
4. The foregoing terms and provisions of this Certificate of Amendment shall be effective as of the Effective Time.
5. Except as herein amended, the Certificate of Incorporation shall remain in full force and effect.
[Signature appears on the following page.]
[1]
Shall be a whole number between and including 2 and 10, which number is referred to as the “Reverse Split Factor” (it being understood that any Reverse Split Factor within such range shall, together with the remaining provisions of this Certificate ofAmendment not appearing in brackets, constitute a separate amendment being approved and adopted by the Board and stockholders in accordance with Section 242 of the Delaware General Corporation Law).

I-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this    day of   , 2026.

PASSAGE BIO, INC.

By:
Name:	William Chou, M.D.
Title:	Chief Executive Officer

I-2

Annex J
FORM OF RESTATED CERTIFICATE OF INCORPORATION
OF
PASSAGE BIO, INC.
Passage Bio, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
1.
The name of the Corporation is Passage Bio, Inc. The Corporation was incorporated under the name Passage Bio, Inc. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on July 26, 2017.

2.
This Restated Certificate of Incorporation (the “Restated Certificate”), which amends, restates and further integrates the certificate of incorporation of the Corporation as heretofore in effect, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL, and has been adopted by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

3.
The text of the certificate of incorporation of the Corporation, as heretofore amended, is hereby amended and restated by this Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Passage Bio, Inc. has caused this Restated Certificate to be signed by a duly authorized officer of the Corporation, on [ ], 2026.

Passage Bio, Inc., a Delaware corporation

By:
Name:	William Chou, M.D.
Title:	Chief Executive Officer

EXHIBIT A
ARTICLE I
The name of the corporation is Remix Therapeutics, Inc. (the “Corporation”).
ARTICLE II
The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.
ARTICLE IV
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 310,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 300,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000, having a par value of $0.0001 per share.
ARTICLE V
The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:
A.	COMMON STOCK.
1.
General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.
Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL. There shall be no cumulative voting.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the requisite vote of the stockholders entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.
3.
Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.
Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B.	PREFERRED STOCK
Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.
Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Restated Certificate (including any Certificate of Designation).
The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the requisite vote of the stockholders of the Corporation entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of any such holders is required pursuant to the terms of any Certificate of Designation.
ARTICLE VI
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
A.
Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of stockholders of the Corporation, subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

B.
Except as otherwise expressly provided by the DGCL or this Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C.
Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.	Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification or removal.
E.
Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.
In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.	The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.
ARTICLE VII
A.
Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.
Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, and shall not be called by any other person or persons.

C.
Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VIII
No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Restated Certificate inconsistent with this Article VIII, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE IX
The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
ARTICLE X
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the other state courts of the State of Delaware or the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws of the Corporation or this Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. This Article X is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.
If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI
A.
Notwithstanding anything contained in this Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and this Article XI.

B.
If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Restated Certificate (including, without limitation, each such portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Annex K
REMIX THERAPEUTICS, INC.
2026 EQUITY INCENTIVE PLAN
ARTICLE I.
PURPOSE
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.
ARTICLE II.
ELIGIBILITY
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.
ARTICLE III.
ADMINISTRATION AND DELEGATION
3.1 Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.
3.2 Appointment of Committees. To the extent Applicable Laws permit, the Board or an authorized Committee may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company or any of its Subsidiaries be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (i) individuals who are subject to Section 16 of the Exchange Act, or (ii) officers of the Company or any of its Subsidiaries or Directors to whom authority to grant or amend Awards has been delegated hereunder. The Board or an authorized Committee, as applicable, may rescind any such delegation, abolish any Committee or re-vest in itself any previously delegated authority at any time.
ARTICLE IV.
STOCK AVAILABLE FOR AWARDS
4.1 Number of Shares. Subject to adjustment under Article VIII and the terms of this Article IV, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Plan’s effective date under Section 10.3, the Company ceased granting awards under the Prior Plans; however, Prior Plan Awards remain subject to the terms of the applicable Prior Plan. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.
4.2 Share Recycling. If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised/settled or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Award grants under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award or Prior Plan Award and/or to satisfy any applicable tax withholding obligation (including Shares retained by the Company from the Award or Prior Plan Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards or Prior Plan Awards shall not count against the Overall Share Limit.

4.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than 17,317,500 Shares may be issued pursuant to the exercise of Incentive Stock Options.
4.4  Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.
4.5 Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time; provided that, the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000, increased to $1,000,000 in the fiscal year in which the Plan’s effective date occurs or in the fiscal year of a non-employee Director’s initial year of service as a non-employee Director (in each case, excluding any compensation awarded prior to the Plan’s effective date). Consulting fees or other compensation the Company or any of its Subsidiaries may pay or provide to any non-employee Director for services in addition to the services normally performed by a non-employee Director shall not be included in calculating compliance with such limits. The Administrator may make exceptions to these limits for individual non-employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.
ARTICLE V.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
5.1 General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.
5.2 Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the Administrator, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right.

5.3 Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, unless otherwise determined by the Administrator, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Laws, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be automatically extended until the date that is thirty (30) days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term of the applicable Option or Stock Appreciation Right. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines. In addition, if, prior to the end of the term of an Option or Stock Appreciation Right, the Participant is given notice by the Company or any of its Subsidiaries of the Participant’s Termination of Service by the Company or any of its Subsidiaries for Cause, and the effective date of such Termination of Service is subsequent to the date of the delivery of such notice, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall be suspended from the time of the delivery of such notice until the earlier of (i) such time as it is determined or otherwise agreed that the Participant’s service as a Service Provider will not be terminated for Cause as provided in such notice or (ii) the effective date of the Participant’s Termination of Service by the Company or any of its Subsidiaries for Cause (in which case the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant will terminate immediately upon the effective date of such Termination of Service).
5.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.
5.5 Payment Upon Exercise. Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:
(a) cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted;
(b) if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (ii) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;
(c) to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their fair market value;
(d) to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their fair market value on the exercise date;
(e) to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or
(f) to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.

ARTICLE VI.
RESTRICTED STOCK; RESTRICTED STOCK UNITS
6.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.
6.2 Restricted Stock.
(a) Dividends. Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary herein, unless otherwise determined by the Administrator, with respect to any award of Restricted Stock, dividends which are paid to holders of Common Stock prior to vesting shall only be paid out to a Participant holding such Restricted Stock to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable, unless determined otherwise by the Administrator or unless deferred in a manner intended to comply with Section 409A.
(b) Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.
6.3 Restricted Stock Units.
(a) Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.
(b) Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.
(c) Dividend Equivalents. If the Administrator provides, a grant of Restricted Stock Units may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Restricted Stock Units with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, unless otherwise determined by the Administrator, Dividend Equivalents with respect to an Award shall only be paid to a Participant to the extent that the vesting conditions are subsequently satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable, unless determined otherwise by the Administrator or unless deferred in a manner intended to comply with Section 409A.
ARTICLE VII.
OTHER STOCK OR CASH BASED AWARDS
Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, or any combination of the foregoing, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s) (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.
ARTICLE VIII.
ADJUSTMENTS FOR CHANGES IN COMMON STOCK
AND CERTAIN OTHER EVENTS
8.1 Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.
8.2 Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Laws or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:
(a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment; provided, further, that Awards held by members of the Board will be settled in Shares on or immediately prior to the applicable event if the Administrator takes action under this clause (a);
(b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
(c) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;
(d) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;
(e) To replace such Award with other rights or property selected by the Administrator; and/or
(f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

8.3  Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to sixty days before or after such transaction.
8.4 General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation, dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.
ARTICLE IX.
GENERAL PROVISIONS APPLICABLE TO AWARDS
9.1 Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.
9.2 Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.
9.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.
9.4 Termination of Status. The Administrator will determine how a Participant’s disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award (including whether and when a Termination of Service has occurred and the effect of such change on any vesting restrictions) and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. The Administrator shall, in its sole discretion, determine whether a Service Provider’s transfer of employment from the Company to a Subsidiary or vice versa shall result in a termination of the Service Provider’s status as a Service Provider.
9.5 Withholding. Each Participant must pay the Company or a Subsidiary, if applicable, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Laws to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares retained from the Award creating the tax obligation, in an amount necessary to cover such tax obligations, (iii) if there is a public market for Shares at the time the tax obligations are due, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the

Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Administrator, any combination of the foregoing payment forms approved by the Company. If any tax withholding obligation will be satisfied under clause (ii) of the immediately preceding sentence by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
9.6 Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Further, the Administrator may, without the approval of the stockholders of the Company, reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.
9.7 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
9.8 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.
9.9  Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

ARTICLE X.
MISCELLANEOUS
10.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate their relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.
10.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.
10.3 Effective Date and Term of Plan. The Plan will become effective at the Effective Time and unless terminated earlier by the Board, will remain in effect until the tenth anniversary of the date the Board adopted the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective, and no Awards will be granted under the Plan.
10.4 Amendment of Plan. The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.
10.5 Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.
10.6 Section 409A.
(a) General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A. Notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.
(b) Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”
(c) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
10.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. To the extent allowable pursuant to Applicable Laws and the Company’s governing documents, the Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.
10.8 Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to one hundred eighty days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.
10.9 Data Privacy. By accepting an Award, the Participant acknowledges and agrees that the Company (acting as data controller) may hold certain personal information about the Participant, including the Participant’s name, address and telephone number; birthdate; social security number, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details (the “Data”) to implement, manage and administer the Plan and Awards in accordance with this Plan and the Award Agreements and in the Company’s legitimate interests to operate a successful business. The Company may receive the Data from its Subsidiaries and affiliates or the Participant, and may share the Data with its Subsidiaries and with third parties assisting the Company with the Plan implementation, administration and management including a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. These recipients may be located outside of the Participant’s country (and outside of the United States, European Economic Area or United Kingdom), and in such cases the Data will be transferred in accordance with applicable law, including where required using approved international data transfer mechanisms such as standard contractual clauses. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. To the extent permitted under applicable law, a Participant may, at any time, exercise their right to request access to their Data, to delete or correct their Data, to object to the Company’s use of the Data, to request that the Company restrict the use of Data or share the Data with another controller, or to raise any issues around the Company’s use of Data with the Company or any data privacy regulator. To contact the Company, request a copy of any international data transfer mechanism, exercise any data privacy right, or find out more information about how the Company uses the Data, a Participant may contact their local human resources representative.
10.10 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.
10.12 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
10.13 Claw-back Provisions. All Awards (including any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to any Company claw-back policy implemented by the Company, including any claw-back policy adopted to comply with Applicable Laws, including, without limitation, Rule 10D-1 of the Exchange Act and any rules or regulations promulgated thereunder, as set forth in such claw-back policy and/or the Award Agreement.
10.14 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
10.15 Conformity to Applicable Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.
10.16 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.
10.17  Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.
ARTICLE XI.
DEFINITIONS
As used in the Plan, the following words and phrases will have the following meanings:
11.1 “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.
11.2 “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.
11.3 “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents or Other Stock or Cash Based Awards.
11.4 “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.5 “Board” means the Board of Directors of the Company.
11.6 “Cause” means (i) if a Participant is a party to a written employment or consulting agreement with the Company or any of its Subsidiaries in which the term “cause” is defined (a “Relevant Agreement”), “Cause” as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists, (A) the Administrator’s determination that the Participant failed to substantially perform the Participant’s duties (other than a failure resulting from the Participant’s Disability); (B) the Administrator’s determination that the Participant failed to carry out, or comply with any lawful and reasonable directive of the Board or the Participant’s immediate supervisor; (C) the occurrence of any act or omission by the Participant that could reasonably be expected to result in (or has resulted in) the Participant’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or indictable offense or crime involving moral turpitude; (D) the Participant’s unlawful use (including being under the influence) or possession of illegal drugs on the premises of the Company or any of its Subsidiaries or while performing the Participant’s duties and responsibilities for the Company or any of its Subsidiaries; or (E) the Participant’s commission of an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against the Company or any of its Subsidiaries.
11.7 “Change in Control” means and includes each of the following:
(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or
(b) During any period of two (2) consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two (2)-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award (or portion thereof) if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
11.8 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
11.9 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
11.10 “Common Stock” means the common stock of the Company.
11.11 “Company” means Remix Therapeutics, Inc., a Delaware corporation, or any successor.
11.12 “Consultant” means any person, including any adviser, engaged by the Company or its parent or Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.
11.13 “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
11.14 “Director” means a Board member.
11.15 “Disability” means a permanent and total disability under Section 22(e)(3) of the Code, as amended.
11.16 “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.
11.17 “Effective Time” means the effective time of the merger between Peregrine Merger Sub, Inc. and the Company pursuant to the Merger Agreement.
11.18 “Employee” means any employee of the Company or its Subsidiaries.
11.19 “Equity Restructuring” means, as determined by the Administrator, a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization, or other large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.
11.20 “Exchange Act” means the Securities Exchange Act of 1934, as amended.
11.21 “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

11.22 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.
11.23 “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.
11.24 “Merger Agreement” means that certain Amended and Restated Agreement and Plan of Merger, dated September 2, 2026, by and among Passage Bio, Inc., Remix Therapeutics, Inc. and the other parties thereto, as the same may be amended or restated from time to time.
11.25 “Non-Qualified Stock Option” means an Option (or portion thereof) not intended or not qualifying as an Incentive Stock Option.
11.26 “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.
11.27 “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.
11.28 “Overall Share Limit” means the sum of (i) 5,772,500 Shares, (ii) any Shares which are subject to Prior Plan Awards which become available for issuance under the Plan pursuant to Article IV; and (iii) an increase commencing on January 1, 2027 and continuing annually on each anniversary thereof through (and including) January 1, 2036, equal to the lesser of (A) 5 % of the aggregate number of Shares and pre-funded warrants outstanding on the last day of the immediately preceding calendar year and (B) such smaller number of Shares as determined by the Administrator.
11.29 “Participant” means a Service Provider who has been granted an Award.
11.30 “Performance Criteria” means the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include (but is not limited to) the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operating profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or 7ash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Administrator may provide for exclusion of the impact of an event or occurrence which the Administrator determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to Common Stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.
11.31 “Plan” means this Remix Therapeutics, Inc. 2026 Equity Incentive Plan.
11.32 “Prior Plans” means, collectively, the Passage Bio, Inc. Amended and Restated 2018 Equity Incentive Plan, the Passage Bio, Inc. 2020 Equity Incentive Plan and the Remix Therapeutics Inc. 2019 Stock Plan.
11.33 “Prior Plan Award” means an award outstanding under the Prior Plans as of the Effective Time.
11.34 “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.35 “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI, subject to certain vesting conditions and other restrictions.
11.36 “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.
11.37 “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.
11.38 “Securities Act” means the Securities Act of 1933, as amended.
11.39 “Service Provider” means an Employee, Consultant or Director.
11.40 “Shares” means shares of Common Stock.
11.41 “Stock Appreciation Right” means a stock appreciation right granted under Article V.
11.42 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
11.43 “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
11.44 “Termination of Service” means a Participant ceasing to be a Service Provider.
* * * * *

REMIX THERAPEUTICS, INC.
REMIX THERAPEUTICS, INC. 2026 EQUITY INCENTIVE PLAN
STOCK OPTION GRANT NOTICE
Capitalized terms not specifically defined in this Stock Option Grant Notice (the “Grant Notice”) have the meanings given to them in the Remix Therapeutics, Inc. 2026 Equity Incentive Plan (as amended and/or restated from time to time, the “Plan”) of Remix Therapeutics, Inc. (the “Company”).
The Company has granted to the participant listed below (“Participant”) the stock option described in this Grant Notice (the “Option”), subject to the terms and conditions of the Plan and the Stock Option Agreement attached as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference.

Participant:
Grant Date:
Exercise Price per Share:
Shares Subject to the Option:
Final Expiration Date:
Vesting Commencement Date:
Vesting Schedule:	[To be specified in individual award agreements]
Type of Option:	[Incentive Stock Option/Non-Qualified Stock Option]

By Participant’s signature below, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

REMIX THERAPEUTICS, INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

Exhibit A
STOCK OPTION AGREEMENT
Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.
ARTICLE I.
GENERAL
1.1 Grant of Option. The Company has granted to Participant the Option effective as of the grant date set forth in the Grant Notice (the “Grant Date”).
1.2 Incorporation of Terms of Plan. The Option is subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.
ARTICLE II.
PERIOD OF EXERCISABILITY
2.1 Commencement of Exercisability. The Option will vest and become exercisable according to the vesting schedule in the Grant Notice (the “Vesting Schedule”) except that any fraction of a Share as to which the Option would be vested or exercisable will be accumulated and will vest and become exercisable only when a whole Share has accumulated. Notwithstanding anything in the Grant Notice, the Plan or this Agreement to the contrary, unless the Administrator otherwise determines, the Option will immediately expire and be forfeited as to any portion that is not vested and exercisable as of Participant’s Termination of Service for any reason.
2.2 Duration of Exercisability. The Vesting Schedule is cumulative. Any portion of the Option which vests and becomes exercisable will remain vested and exercisable until the Option expires. The Option will be forfeited immediately upon its expiration.
2.3 Expiration of Option. The Option may not be exercised to any extent by anyone after, and will expire on, the first of the following to occur:
(a) The final expiration date in the Grant Notice;
(b) Except as the Administrator may otherwise approve, the expiration of three (3) months from the date of Participant’s Termination of Service, unless Participant’s Termination of Service is for Cause or by reason of Participant’s death or Disability;
(c) Except as the Administrator may otherwise approve, the expiration of one (1) year from the date of Participant’s Termination of Service by reason of Participant’s death or Disability; and
(d) Except as the Administrator may otherwise approve, Participant’s Termination of Service for Cause.
ARTICLE III.
EXERCISE OF OPTION
3.1 Person Eligible to Exercise. During Participant’s lifetime, only Participant may exercise the Option. After Participant’s death, any exercisable portion of the Option may, prior to the time the Option expires, be exercised by Participant’s Designated Beneficiary as provided in the Plan.
3.2 Partial Exercise. Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised, in whole or in part, according to the procedures in the Plan at any time prior to the time the Option or portion thereof expires, except that the Option may only be exercised for whole Shares.
3.3 Tax Withholding.
(a) The Company has the right and option, but not the obligation, to treat Participant’s failure to provide timely payment in accordance with the Plan of any withholding tax arising in connection with the Option as Participant’s election to satisfy all or any portion of the withholding tax by requesting the Company retain Shares otherwise issuable under the Option.

(b) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the Option, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the Option. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or exercise of the Option or the subsequent sale of Shares. The Company and the Subsidiaries do not commit and are under no obligation to structure the Option to reduce or eliminate Participant’s tax liability.
ARTICLE IV.
OTHER PROVISIONS
4.1 Adjustments. Participant acknowledges that the Option is subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.
4.2 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the person entitled to exercise the Option) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.
4.3 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
4.4 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.
4.5 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
4.6 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the Option will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are required for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.
4.7 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.
4.8 Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.
4.9 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the Option, and rights no greater than the right to receive the Shares as a general unsecured creditor with respect to the Option, as and when exercised pursuant to the terms hereof.
4.10 Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without Cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.
4.11 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” format, scanned pages or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.
4.12 Incentive Stock Options. If the Option is designated as an Incentive Stock Option:
(a) Participant acknowledges that to the extent the aggregate fair market value of shares (determined as of the time the option with respect to the shares is granted) with respect to which stock options intended to qualify as “incentive stock options” under Section 422 of the Code, including the Option, are exercisable for the first time by Participant during any calendar year exceeds $100,000 or if for any other reason such stock options do not qualify or cease to qualify for treatment as “incentive stock options” under Section 422 of the Code, such stock options (including the Option) will be treated as non-qualified stock options. Participant further acknowledges that the rule set forth in the preceding sentence will be applied by taking the Option and other stock options into account in the order in which they were granted, as determined under Section 422(d) of the Code. Participant acknowledges that amendments or modifications made to the Option pursuant to the Plan that would cause the Option to become a Non-Qualified Stock Option will not materially or adversely affect Participant’s rights under the Option, and that any such amendment or modification shall not require Participant’s consent. Participant also acknowledges that if the Option is exercised more than three (3) months after Participant’s Termination of Service as an Employee, other than by reason of death or Disability, the Option will be taxed as a Non-Qualified Stock Option.
(b) Participant will give prompt written notice to the Company of any disposition or other transfer of any Shares acquired under this Agreement if such disposition or other transfer is made (a) within two (2) years from the Grant Date or (b) within one (1) year after the transfer of such Shares to Participant. Such notice will specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by Participant in such disposition or other transfer.
* * * * *

REMIX THERAPEUTICS, INC.
REMIX THERAPEUTICS, INC. 2026 EQUITY INCENTIVE PLAN
RESTRICTED STOCK GRANT NOTICE
Capitalized terms not specifically defined in this Restricted Stock Grant Notice (the “Grant Notice”) have the meanings given to them in the Remix Therapeutics, Inc. 2026 Equity Incentive Plan (as amended and/or restated from time to time, the “Plan”) of Remix Therapeutics, Inc. (the “Company”).
The Company has granted to the participant listed below (“Participant”) the shares of Restricted Stock described in this Grant Notice (the “Restricted Shares”), subject to the terms and conditions of the Plan and the Restricted Stock Agreement attached as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference.

Participant:
Grant Date:
Number of Restricted Shares:
Vesting Commencement Date:
Vesting Schedule:	[To be specified in individual award agreements]

By Participant’s signature below, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

REMIX THERAPEUTICS, INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

Exhibit A
RESTRICTED STOCK AGREEMENT
Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.
ARTICLE I.
GENERAL
1.1 Issuance of Restricted Shares. The Company will issue the Restricted Shares to Participant effective as of the grant date set forth in the Grant Notice and will cause (a) a stock certificate or certificates representing the Restricted Shares to be registered in Participant’s name or (b) the Restricted Shares to be held in book-entry form. If a stock certificate is issued, the certificate will be delivered to, and held in accordance with this Agreement by, the Company or its authorized representatives and will bear the restrictive legends required by this Agreement. If the Restricted Shares are held in book-entry form, then the book-entry will indicate that the Restricted Shares are subject to the restrictions of this Agreement.
1.2 Incorporation of Terms of Plan. The Restricted Shares are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.
ARTICLE II.
VESTING, FORFEITURE AND ESCROW
2.1 Vesting. The Restricted Shares will become vested Shares (the “Vested Shares”) according to the vesting schedule in the Grant Notice except that any fraction of a Share that would otherwise become a Vested Share will be accumulated and will become a Vested Share only when a whole Vested Share has accumulated.
2.2 Forfeiture. In the event of Participant’s Termination of Service for any reason, Participant will immediately and automatically forfeit to the Company any Shares that are not Vested Shares (the “Unvested Shares”) at the time of Participant’s Termination of Service, except as otherwise determined by the Administrator or provided in a binding written agreement between Participant and the Company. Upon forfeiture of Unvested Shares, the Company will become the legal and beneficial owner of the Unvested Shares and all related interests and Participant will have no further rights with respect to the Unvested Shares.
2.3 Escrow.
(a) Unvested Shares will be held by the Company or its authorized representatives until (i) they are forfeited, (ii) they become Vested Shares or (iii) this Agreement is no longer in effect. By accepting this Award, Participant appoints the Company and its authorized representatives as Participant’s attorney(s)-in-fact to take all actions necessary to effect any transfer of forfeited Unvested Shares (and Retained Distributions (as defined below), if any, paid on such forfeited Unvested Shares) to the Company as may be required pursuant to the Plan or this Agreement and to execute such representations or other documents or assurances as the Company or such representatives deem necessary or advisable in connection with any such transfer. The Company, or its authorized representative, will not be liable for any good faith act or omission with respect to the holding in escrow or transfer of the Restricted Shares.
(b) All cash dividends and other distributions made or declared with respect to Unvested Shares (“Retained Distributions”) will be held by the Company until the time (if ever) when the Unvested Shares to which such Retained Distributions relate become Vested Shares. The Company will establish a separate Retained Distribution bookkeeping account (“Retained Distribution Account”) for each Unvested Share with respect to which Retained Distributions have been made or declared in cash and credit the Retained Distribution Account (without interest) on the date of payment with the amount of such cash made or declared with respect to the Unvested Share. Retained Distributions (including any Retained Distribution Account balance) will immediately and automatically be forfeited upon forfeiture of the Unvested Share with respect to which the Retained Distributions were paid or declared.
(c) As soon as reasonably practicable following the date on which an Unvested Share becomes a Vested Share, the Company will (i) cause the certificate (or a new certificate without the legend required by this

Agreement, if Participant so requests) representing the Share to be delivered to Participant or, if the Share is held in book-entry form, cause the notations indicating the Share is subject to the restrictions of this Agreement to be removed and (ii) pay to Participant the Retained Distributions relating to the Share.
2.4 Rights as Stockholder. Except as otherwise provided in this Agreement or the Plan, upon issuance of the Restricted Shares by the Company, Participant will have all the rights of a stockholder with respect to the Restricted Shares, including the right to vote the Restricted Shares and to receive dividends or other distributions paid or made with respect to the Restricted Shares.
ARTICLE III.
TAXATION AND TAX WITHHOLDING
3.1 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of the Restricted Shares and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.
3.2 Tax Withholding.
(a) The Company has the right and option, but not the obligation, to treat Participant’s failure to provide timely payment in accordance with the Plan of any withholding tax arising in connection with the Restricted Shares as Participant’s election to satisfy all or any portion of the withholding tax by requesting the Company retain Shares otherwise deliverable under the Award.
(b) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the Restricted Shares, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the Restricted Shares. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or payment of the Restricted Shares or the subsequent sale of the Restricted Shares. The Company and the Subsidiaries do not commit and are under no obligation to structure this Award to reduce or eliminate Participant’s tax liability.
ARTICLE IV.
RESTRICTIVE LEGENDS AND TRANSFERABILITY
4.1 Legends. Any certificate representing a Restricted Share will bear the following legend until the Restricted Share becomes a Vested Share:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO FORFEITURE IN FAVOR OF THE COMPANY AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF A RESTRICTED STOCK AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.
4.2 Transferability. The Restricted Shares and any Retained Distributions are subject to the restrictions on transfer in the Plan and may not be sold, assigned or transferred in any manner unless and until they become Vested Shares. Any attempted transfer or disposition of Unvested Shares or related Retained Distributions prior to the time the Unvested Shares become Vested Shares will be null and void. The Company will not be required to (a) transfer on its books any Restricted Share that has been sold or otherwise transferred in violation of this Agreement or (b) treat as owner of such Restricted Share or accord the right to vote or pay dividends to any purchaser or other transferee to whom such Restricted Share has been so transferred. The Company may issue appropriate “stop transfer” instructions to its transfer agent, if any, or make appropriate notations to the same effect in its records.
ARTICLE V.
OTHER PROVISIONS
5.1 Adjustments. Participant acknowledges that the Restricted Shares are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.
5.2 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.
5.3 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
5.4  Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.
5.5 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
5.6 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the Restricted Shares will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are required for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.
5.7 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.
5.8 Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.
5.9 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the Award.
5.10 Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.
5.11 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” format, scanned pages or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.
* * * * *

REMIX THERAPEUTICS, INC.
REMIX THERAPEUTICS, INC. 2026 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNIT GRANT NOTICE
Capitalized terms not specifically defined in this Restricted Stock Unit Grant Notice (the “Grant Notice”) have the meanings given to them in the Remix Therapeutics, Inc. 2026 Equity Incentive Plan (as amended and/or restated from time to time, the “Plan”) of Remix Therapeutics, Inc. (the “Company”).
The Company has granted to the participant listed below (“Participant”) the Restricted Stock Units described in this Grant Notice (the “RSUs”), subject to the terms and conditions of the Plan and the Restricted Stock Unit Agreement attached as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference.

Participant:
Grant Date:
Number of RSUs:
Vesting Commencement Date:
Vesting Schedule:	[To be specified in individual award agreements]

By Participant’s signature below, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

REMIX THERAPEUTICS, INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

Exhibit A
RESTRICTED STOCK UNIT AGREEMENT
Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.
ARTICLE I.
GENERAL
1.1 Award of RSUs and Dividend Equivalents.
(a) The Company has granted the RSUs to Participant effective as of the grant date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share or, at the option of the Company, an amount of cash, in either case, as set forth in this Agreement. Participant will have no right to the distribution of any Shares or payment of any cash until the time (if ever) the RSUs have vested.
(b) The Company hereby grants to Participant, with respect to each RSU, a Dividend Equivalent for ordinary cash dividends paid to substantially all holders of outstanding Shares with a record date after the Grant Date and prior to the date the applicable RSU is settled, forfeited or otherwise expires. Each Dividend Equivalent entitles Participant to receive the equivalent value of any such ordinary cash dividends paid on a single Share. The Company will establish a separate Dividend Equivalent bookkeeping account (a “Dividend Equivalent Account”) for each Dividend Equivalent and credit the Dividend Equivalent Account (without interest) on the applicable dividend payment date with the amount of any such cash paid.
1.2 Incorporation of Terms of Plan. The RSUs are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.
1.3 Unsecured Promise. The RSUs and Dividend Equivalents will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.
ARTICLE II.
VESTING; FORFEITURE AND SETTLEMENT
2.1 Vesting; Forfeiture. The RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated. In the event of Participant’s Termination of Service for any reason, all unvested RSUs will immediately and automatically be cancelled and forfeited, except as otherwise determined by the Administrator or provided in a binding written agreement between Participant and the Company. Dividend Equivalents (including any Dividend Equivalent Account balance) will vest or be forfeited, as applicable, upon the vesting or forfeiture of the RSU with respect to which the Dividend Equivalent (including the Dividend Equivalent Account) relates.
2.2 Settlement.
(a) RSUs and Dividend Equivalents (including any Dividend Equivalent Account balance) will be paid in Shares or cash at the Company’s option as soon as administratively practicable after the vesting of the applicable RSU, but in no event more than sixty (60) days after the RSU’s vesting date. Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Laws until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)), provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.
(b) If an RSU is paid in cash, the amount of cash paid with respect to the RSU will equal the Fair Market Value of a Share on the day immediately preceding the payment date. If a Dividend Equivalent is paid in Shares, the number of Shares paid with respect to the Dividend Equivalent will equal the quotient, rounded down to the nearest whole Share, of the Dividend Equivalent Account balance divided by the Fair Market Value of a Share on the day immediately preceding the payment date.

ARTICLE III.
TAXATION AND TAX WITHHOLDING
3.1 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this Award and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.
3.2 Tax Withholding.
(a) The Company has the right and option, but not the obligation, to treat Participant’s failure to provide timely payment in accordance with the Plan of any withholding tax arising in connection with the RSUs or Dividend Equivalents as Participant’s election to satisfy all or any portion of the withholding tax by requesting the Company retain Shares otherwise issuable under the Award.
(b) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs and the Dividend Equivalents, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the RSUs or Dividend Equivalents. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or payment of the RSUs or the Dividend Equivalents or the subsequent sale of Shares. The Company and the Subsidiaries do not commit and are under no obligation to structure the RSUs or Dividend Equivalents to reduce or eliminate Participant’s tax liability.
ARTICLE IV.
OTHER PROVISIONS
4.1 Adjustments. Participant acknowledges that the RSUs, the Shares subject to the RSUs and the Dividend Equivalents are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.
4.2 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.
4.3 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
4.4 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.
4.5 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
4.6 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement, the RSUs and the Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are required for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.
4.7 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.8 Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.
4.9 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs and Dividend Equivalents, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs and Dividend Equivalents, as and when settled pursuant to the terms of this Agreement.
4.10 Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without Cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.
4.11 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” format, scanned pages or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.

Annex L
REMIX THERAPEUTICS, INC.
2026 EMPLOYEE STOCK PURCHASE PLAN
ARTICLE I.
PURPOSE
The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company.
The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.
For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.
ARTICLE II.
DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.
2.1 “Administrator” means the entity that conducts the general administration of the Plan as provided in Article XI.
2.2 “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.
2.3 “Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted.
2.4 “Board” means the Board of Directors of the Company.
2.5 “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
2.6 “Common Stock” means the common stock of the Company and such other securities of the Company that may be substituted therefor.
2.7 “Company” means Remix Therapeutics, Inc., a Delaware corporation, or any successor.
2.8 “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation or wages received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, excluding overtime payments, vacation pay, holiday pay, jury duty pay, funeral leave pay, military leave pay, sales commissions, incentive compensation, bonuses, expense reimbursements, income received in connection with any compensatory equity awards, fringe benefits and other special payments.

2.9 “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
2.10 “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.
2.11 “Effective Time” means the effective time of the merger between Peregrine Merger Sub, Inc. and the Company pursuant to the Merger Agreement.
2.12 “Eligible Employee” means:
(a) an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.
(b) Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).
(c) Further notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall not apply in determining who is an “Eligible Employee,” and the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate certain Employees of the Company or a Designated Subsidiary as Eligible Employees.
2.13 “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee of the Company or any Designated Subsidiary within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.
2.14 “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.
2.15 “Merger Agreement” means that certain Amended and Restated Agreement and Plan of Merger, dated September 2, 2026, by and among Passage Bio, Inc., Remix Therapeutics, Inc. and the other parties thereto, as the same may be amended or restated from time to time.
2.16 “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
2.17 “Offering” means an offer by the Company under the Plan to Eligible Employees of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treasury Regulation § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treasury Regulation § 1.423-2(a)(2) and (a)(3).
2.18 “Offering Date” means the first Trading Day of each Offering Period.
2.19 “Offering Document” has the meaning given to such term in Section 4.1.
2.20 “Offering Period” has the meaning given to such term in Section 4.1.
2.21 “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
2.22 “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.
2.23 “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.
2.24 “Plan” means this 2026 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.
2.25 “Purchase Date” means the last Trading Day of each Purchase Period or such other date as determined by the Administrator and set forth in the Offering Document.
2.26 “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no Purchase Period is designated by the Administrator in the applicable Offering Document, the Purchase Period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.
2.27 “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Offering Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Offering Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.28 “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan or any Offering(s), in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
2.29 “Securities Act” means the U.S. Securities Act of 1933, as amended.
2.30 “Share” means a share of Common Stock.
2.31 “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.
2.32 “Trading Day” means a day on which national stock exchanges in the United States are open for trading.
2.33 “Treasury Regulations” means U.S. Department of the Treasury regulations.
ARTICLE III.
SHARES SUBJECT TO THE PLAN
3.1 Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be 440,000 Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on and including January 1, 2027 and ending on and including January 1, 2036, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1% of the aggregate number of Shares and pre-funded warrants outstanding on the final day of the immediately preceding calendar year, (b) 880,000 shares and (c) such smaller number of Shares as determined by the Board or the Compensation Committee of the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.
3.2 Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.
ARTICLE IV.
OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES
4.1 Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The Administrator shall establish in each Offering Document one or more Purchase Periods during such Offering Period during which rights granted under the Plan shall be exercised and purchases of Shares carried out during such Offering Period in accordance with such Offering Document and the Plan. The provisions of separate Offerings or Offering Periods under the Plan may be partially or wholly concurrent and need not be identical.
4.2 Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):
(a) the length of the Offering Period, which period shall not exceed twenty-seven months;
(b) the length of the Purchase Period(s) within the Offering Period;

(c) the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 25,000 Shares (and which, for the Section 423 Component Offering Periods, shall be subject to the limitations described in Section 5.5 below);
(d) in connection with each Offering Period that contains more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during each Purchase Period, which, in the absence of a contrary designation by the Administrator, shall be 25,000 Shares (and which, for the Section 423 Component Offering Periods, shall be subject to the limitations described in Section 5.5 below); and
(e) such other provisions as the Administrator determines are appropriate, subject to the Plan.
ARTICLE V.
ELIGIBILITY AND PARTICIPATION
5.1 Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on the Offering Date for an Offering Period, and who has enrolled in such Offering Period in accordance with Section 5.2(a) below, shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.
5.2 Enrollment in Plan.
(a) Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Offering Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.
(b) Except as otherwise determined by the Administrator, each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.
(c) A Participant may increase or decrease the percentage of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) or suspend his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following five business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions during an Offering Period, such Participant’s cumulative unapplied payroll deductions prior to the suspension (if any) shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.
(d) Except as otherwise set forth in an Offering Document or as otherwise determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.
5.3 Payroll Deductions. Except as otherwise provided in the applicable Offering Document or determined by the Administrator, payroll deductions for a Participant shall commence on the first Payday following the Offering Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in any non-U.S. jurisdiction where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the

Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.
5.4 Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.
5.5 Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.
5.6 Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable, but not more than 30 days, after the Purchase Date.
5.7 Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms, rules and procedures applicable to Participants who are citizens or residents of a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(g). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.
5.8 Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, unless otherwise set forth in the terms of an Offering Document, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.
ARTICLE VI.
GRANT AND EXERCISE OF RIGHTS
6.1 Grant of Rights. On the Offering Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of: (x) the last Purchase Date of the Offering Period, (y) the last day of the Offering Period, and (z) the date on which the Participant withdraws in accordance with Section 7.1 or Section 7.3.

6.2 Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be returned to the Participant in one lump sum payment in a subsequent payroll check, unless the Administrator provides that such amounts should be credited to a Participant’s account and carried forward (after taking into account “equal rights and privileges”, as described below). Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.
6.3 Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Offering Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Offering Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Offering Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Offering Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant without interest in one lump sum in cash as soon as reasonably practicable after the Purchase Date, or such earlier date as determined by the Administrator.
6.4 Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation or withhold Shares received pursuant to the Plan (or cause a sale of such Shares) in the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant, in any case, without the Participant’s prior consent.
6.5 Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.
ARTICLE VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY
7.1 Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than fifteen (15) days prior to the end of the Offering Period or, if earlier, the end of the Purchase Period (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). All of the Participant’s payroll deductions credited to his or her account during an Offering Period and not yet used to exercise rights under the Plan shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal without any interest thereon and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of any subsequent Offering Period unless the Participant is an Eligible Employee and timely delivers to the Company a new subscription agreement by the applicable enrollment deadline for any such subsequent Offering Period, as determined by the Administrator.
7.2 Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in any subsequent Offering Period that commences after the termination of the Offering Period from which the Participant withdraws.
7.3 Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period and not yet used to exercise rights under the Plan shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable without any interest thereon, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment under the Plan, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the then-current Purchase Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment under the Plan and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Offering Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code or other Applicable Law.
ARTICLE VIII.
ADJUSTMENTS UPON CHANGES IN SHARES
8.1 Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.
8.2 Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a) To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;
(b) To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;
(c) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;
(d) To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and
(e) To provide that all outstanding rights shall terminate without being exercised.
8.3 No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.
8.4 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.
ARTICLE IX.
AMENDMENT, MODIFICATION AND TERMINATION
9.1 Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.
9.2 Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, to the extent permitted by Section 423 of the Code), the Administrator shall be entitled to change or terminate the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.
9.3 Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:
(a) altering the Purchase Price for any Offering Period, including an Offering Period underway at the time of the change in Purchase Price;

(b) shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and
(c) allocating Shares.
Such modifications or amendments shall not require stockholder approval or if the Administrator so determines, the consent of any Participant.
9.4 Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.
ARTICLE X.
TERM OF PLAN
The Plan shall become effective at the Effective Time. The effectiveness of the Section 423 Component of the Plan shall be subject to approval of the Plan by the Company’s stockholders within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Section 423 Component of the Plan prior to such stockholder approval. The Plan shall remain in effect until terminated under Section 9.1. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.
ARTICLE XI.
ADMINISTRATION
11.1 Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time re-vest in itself any previously delegated authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.
11.2 Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:
(a) To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).
(b) To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.
(c) To impose a mandatory holding period pursuant to which Participants may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.
(d) To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.
(e) To amend, suspend or terminate the Plan as provided in Article IX.
(f) Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.
(g) To adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.
11.3 Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE XII.
MISCELLANEOUS
12.1 Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the Applicable Laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.
12.2 Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, no Participant or Designated Beneficiary shall be deemed to be a stockholder of the Company, and no Participant or Designated Beneficiary shall have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or the Designated Beneficiary following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property), distributions or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.
12.3 Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.
12.4 Designation of Beneficiary.
(a) A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.
(b) Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
12.5 Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
12.6 Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.
12.7 Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.
12.8 Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

12.9 No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ or service of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment or service of any person (including any Eligible Employee or Participant) at any time, with or without cause.
12.10 Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Offering Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.
12.11 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, Designated Beneficiary or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Offering Period, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. To the extent allowable pursuant to Applicable Laws and the Company’s governing documents, the Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.
12.12 Data Privacy. As a condition for participation in the Plan, the Participant acknowledges and agrees that the Company (acting as data controller) may hold certain personal information about the Participant, including the Participant’s name, address and telephone number; birthdate; social security number, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and participation details (the “Data”) to implement, manage and administer the Plan and any Offering Period(s). The Company may receive the Data from its Subsidiaries and affiliates or the Participant, and may share the Data with its Subsidiaries and to third parties assisting the Company with the Plan implementation, administration and management including to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. These recipients may be located outside of the Participant’s country (and outside of the United States, European Economic Area or United Kingdom), and in such cases the Data will be transferred in accordance with applicable law, including where required using approved international data transfer mechanisms such as standard contractual clauses. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. To the extent permitted under applicable law, a Participant may, at any time, exercise their right to request access to their Data, to delete or correct their Data, to object to the Company’s use of the Data, to request that the Company restricts the use of Data or shares the Data with another controller, or to raise any issues around the Company’s use of Data with the Company or any data privacy regulator. To contact the Company, request a copy of any international data transfer mechanism, exercise any data privacy right, or find out more information about how the Company uses the Data, a Participant may contact their local human resources representative.
12.13 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
12.14 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
12.15 Conformity to Applicable Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Offering Periods will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Offering Periods will be deemed amended as necessary to conform to Applicable Laws.
12.16 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

12.17 Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Delaware, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
12.18 Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.
12.19 Section 409A. The Section 423 Component of the Plan and the rights to purchase Shares granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A of the Code and the U.S. Department of Treasury Regulations and other interpretive guidance issued thereunder (collectively, “Section 409A”). Neither the Non-Section 423 Component nor any right to purchase Shares granted pursuant to an Offering thereunder is intended to constitute or provide for “nonqualified deferred compensation” within the meaning of Section 409A. Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any right to purchase Shares granted under the Plan may be or become subject to Section 409A or that any provision of the Plan may cause a right to purchase Shares granted under the Plan to be or become subject to Section 409A, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom.
* * * * *

Annex M
FORM OF PROXY CARD

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T02722-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PASSAGE BIO, INC.

The Board of Directors recommends you vote FOR the following proposals:

Proposal	For	Against	Abstain
1. **Proposal 1 - Nasdaq Stock Issuance Proposal** To approve the issuance of shares of Passage Bio common stock to the securityholders of Remix Therapeutics, Inc. pursuant to the Merger Agreement, which issuance will (i) exceed 20% of Passage Bio's outstanding common stock and (ii) result in a change of control of Passage Bio, as required under Nasdaq Listing Rules 5635(a) and 5635(b).	☐	☐	☐
2. **Proposal 2 - Reverse Stock Split Proposal** To approve an amendment to Passage Bio's amended and restated certificate of incorporation to effect a reverse stock split of Passage Bio's issued and outstanding common stock at a ratio within the range approved pursuant to the Merger Agreement.	☐	☐	☐
3. **Proposal 3 - Charter Proposal** To approve the amendment and restatement of Passage Bio's amended and restated certificate of incorporation, effective as of the effective time of the merger, including changing the company's name to **Remix Therapeutics, Inc.** and implementing the other changes set forth in the proposed restated charter.	☐	☐	☐
4. **Proposal 4 - Governance Proposals** To approve, on an advisory and non-binding basis, the material governance changes reflected in the proposed restated charter, presented as separate subproposals in the proxy statement/prospectus.			
4a. **Proposal 4a - Name Change Proposal** To approve the change of the corporate name of Passage Bio from "Passage Bio, Inc." to "Remix Therapeutics, Inc."	☐	☐	☐
4b. **Proposal 4b - Separate Class Vote Proposal** To approve opting out of a separate class vote under Section 242(b)(2) of the DGCL for changes in the number of shares of common stock.	☐	☐	☐
4c. **Proposal 4c - Preferred Stock Voting Standard Proposal** To approve the removal of the supermajority voting requirement for changes to the number of authorized shares of preferred stock and instead subjecting such changes to the voting standard generally applicable to charter amendments under the DGCL.	☐	☐	☐
4d. **Proposal 4d - Bylaw Amendment Voting Standard Proposal** To approve a supermajority stockholder voting requirement for adopting, amending or repealing the Bylaws, and the elimination of the lower majority voting threshold for certain Board-approved stockholder bylaw amendments.	☐	☐	☐
4e. **Proposal 4e - Special Meeting Proposal** To approve the change of the directors and officers authorized to call special meetings of stockholders to only: the Board, the Chairperson of the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President.	☐	☐	☐
4f. **Proposal 4f - Indemnification Proposal** To approve a provision authorizing the combined company to provide indemnification and advancement of expenses to current and former officers, directors, employees and agents.	☐	☐	☐
4g. **Proposal 4g - Exclusive Forum Proposal** To approve the designation of the federal district courts as the exclusive forum for claims under the Securities Act of 1933, and a provision that deems stockholders who file claims in a court outside of Delaware to have consented to jurisdiction in Delaware.	☐	☐	☐
4h. **Proposal 4h - Charter Amendment Voting Standard Proposal** To approve a supermajority stockholder voting requirement for amending or repealing only certain enumerated provisions of the proposed restated charter, while other provisions would no longer require a supermajority vote to amend in the future.	☐	☐	☐
5. **Proposal 5 - 2026 Equity Incentive Plan Proposal** To approve the adoption of the **Remix Therapeutics, Inc. 2026 Equity Incentive Plan.**	☐	☐	☐
6. **Proposal 6 - 2026 Employee Stock Purchase Plan Proposal** To approve the adoption of the **Remix Therapeutics, Inc. 2026 Employee Stock Purchase Plan.**	☐	☐	☐
7. **Proposal 7 - Merger Compensation Proposal** To approve, on an advisory and non-binding basis, certain compensation arrangements for Passage Bio's named executive officers in connection with the merger.	☐	☐	☐
8. **Proposal 8 - Adjournment Proposal** To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of one or more of the foregoing proposals.	☐	☐	☐
9. **Proposal 9 - Other Business** To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] | Date

Signature (Joint Owners) | Date

M-1

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

T02723-TBD

PASSAGE BIO, INC.
Special Meeting of Stockholders
November 5, 2026 9:00 AM, Eastern Time
This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) William Chou, M.D. and Kathleen Borthwick as proxies, each with power to act without the other and each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of PASSAGE BIO, INC. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held at 9:00 AM, Eastern Time on November 5, 2026, virtually at www.virtualshareholdermeeting.com/PASG2026SM, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

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